Form 20-F
period 2005-12-31
CONTAX HOLDING CO
filed 2006-06-29
CIK 1332750

As filed with the Securities and Exchange Commission on June 29, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
Commission file number: 000-51490
CONTAX PARTICIPAÇÕES S.A.
(Exact Name of Registrant as Specified in Its Charter)

Contax Holding Company	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua do Passeio 56, 16º andar (parte)
20021-290 Rio de Janeiro – RJ – Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred Shares, without par value (“preferred shares”)	Bovespa

American Depositary Shares, each representing one preferred share	—
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     The number of outstanding shares of each of the Issuer’s classes of capital, common or preferred stock, as of the close of the period covered by the annual report was:
254,747,800 preferred shares
127,373,917 common shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

i

PRESENTATION OF INFORMATION
     Contax Participações S.A is a corporation (sociedade por ações) incorporated under Brazilian corporate law. We operate pursuant to our by-laws, other legislation and regulations in Brazil and, where applicable, local legislation. Our principal executive office is located at Rua do Passeio, 56, 16º andar (parte), 20021-290 Rio de Janeiro, RJ, Brazil, and the telephone number at that office is +55 21 3131-0274.
     In this annual report on Form 20-F, except where otherwise specified, the “Company,” “we,” “us,” “our” and “Contax” refer to Contax Participações S.A. and its operational subsidiary, TNL Contax S.A. References to Contax Holding refer only to Contax Participações S.A., and do not include TNL Contax S.A. References to TNL Contax refer only to TNL Contax S.A., and do not include Contax Holding. References to the Company’s businesses and operations are references to the businesses and operations of its subsidiary TNL Contax S.A.
     Our majority shareholder, Telemar Participações S.A., is referred to as Telemar Participações. Our two main clients are Telemar Norte Leste S.A., or Tmar, and its subsidiary TNL PCS S.A., or Oi, both of which are indirectly under common control with us and are jointly referred to as “Telemar.” The parent company of Tmar is Tele Norte Leste Participações S.A., or TNL, which was our majority shareholder before our spin-off to the shareholders of TNL. See “Item 4. Information on the Company — Corporate Reorganization.”
     References to “U.S. dollars,” “U.S.$” or “$” are to the lawful currency of the United States, and references to “real,” “reais” or “R$” are to the lawful currency of Brazil. Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.
     This annual report is presented in reais. On June 12, 2006, the commercial selling rate for reais was R$2.2707 to U.S.$1.00.
     References in this annual report to “preferred shares” and “common shares” are to the preferred shares and common shares, respectively, of Contax Holding and collectively referred as the “shares.” References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one preferred share. The ADSs are evidenced by American Depositary Receipts, or ADRs.
     References to “Consolidated and Combined Financial Statements” are to the consolidated and combined financial statements of Contax as of December 31, 2005 and 2004 and for the three years in the period ended December 31, 2005.
     Contax Holding became the parent company of TNL Contax in November 2004. This transaction has been accounted for, at historical cost, as a merger of entities under common control. In order to present the financial statements in a format that is comparable from year to year and represents the business of Contax Holding and its subsidiary going forward, the financial information of these companies was combined for all periods presented. See “Item 4. Information on the Company – Corporate Reorganization” and Note 1 to the Consolidated and Combined Financial Statements.
     We have prepared our Consolidated and Combined Financial Statements in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.
     We publish financial statements in Brazil in accordance with Brazilian corporate law, specifically Law no. 6,404, as amended, and the rules and regulations of the Comissão de Valores Mobiliários, or the CVM, the Brazilian Securities Commission, and, referred to herein as “Brazilian GAAP.” Brazilian GAAP when applied to us differs in certain significant respects from U.S. GAAP.
     We are subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, as amended, and we file reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the proxy rules of Section 14 and the short-swing profit rules of Section 16 under the Exchange Act.
     Certain terms are defined the first time they are used in this annual report.

FORWARD-LOOKING INFORMATION
     This annual report contains forward-looking statements. We may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about our and our management’s beliefs and expectations are forward-looking statements. All forward-looking statements involve risks and uncertainties. Many of the forward-looking statements contained in this annual report are identified by the use of forward-looking words such as “anticipate,” “forecast,” “believe,” “could,” “expect,” “should,” “plan,” “estimate,” “intend,” “predict,” “target,” and “potential,” among others. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things:
•	the growth in the Brazilian outsourcing contact center sector; and

•	the performance of the Brazilian economy in general.
     Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made. Factors that might affect such forward-looking statements include, among other things:
•	our future operations performance;

•	the demand for our services;

•	competitive factors in the sector in which we compete;

•	changes in the regulatory framework for our clients in the telecommunications, utilities and financial sectors in Brazil;

•	changes in labor law and tax requirements;

•	economic, business and political conditions in Brazil and in the international markets, including governmental changes and restrictions on the ability to transfer capital across borders; and

•	the impact of fluctuations in the price of our shares.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
     The following tables present our selected financial data as of the dates and for each of the periods indicated, presented in reais and prepared in accordance with U.S. GAAP. The selected financial information as of December 31, 2003, 2002, and 2001 and for each of the years ended December 31, 2002 and 2001 has been derived from our audited financial statements, not included in this annual report, which have been prepared in accordance with U.S. GAAP and presented in reais in a manner consistent with the information set forth in our Consolidated and Combined Financial Statements. The data as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 have been derived from our audited Consolidated and Combined Financial Statements. You should read this information together with such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The financial statements and information appear in Item 18 of this annual report, together with the audit report of PricewaterhouseCoopers Auditores Independentes, Rio de Janeiro, RJ, Brazil, our independent registered public accounting firm.

Selected Financial Data

	Year ended December 31,
	2005	2004	2003	2002	2001
	(in thousands of reais, except per share data)
Statement of Operations Data
Net operating revenue from services rendered	1,044,787	654,616	410,690	211,660	145,805
Cost of services rendered	(855,907)	(574,071)	(334,751)	(181,161)	(107,969)

Gross profit	188,880	80,545	75,939	30,499	37,836
Operating expenses	(71,840)	(47,845)	(31,234)	(21,444)	(25,383)

Operating income	117,040	32,700	44,705	9,055	12,453
Financial income (expenses) net	14,352	(4,662)	(2,141)	(6,923)	(3,232)
Income from continuing operations*	81,240	16,470	61,240	1,336	6,159
Loss from discontinued operations*	—	(9,667)	(59,336)	(68,089)	(30,709)

Net income (loss) and comprehensive income (loss) for the year	81,240	6,803	1,904	(66,753)	(24,550)

Earnings (Loss) per Share (in reais)**
Income from continuing operations
Common shares — basic and diluted	0.21	0.04	0.16	—	0.02
Preferred shares — basic and diluted	0.21	0.04	0.16	—	0.02
Net income (loss)
Common shares — basic and diluted	0.21	0.02	—	(0.18)	(0.08)
Preferred shares — basic and diluted	0.21	0.02	0.01	(0.17)	(0.06)
Weighted average common shares outstanding – basic and diluted	127,373,917	127,373,917	127,373,917	127,373,917	127,373,917
Weighted average preferred shares outstanding – basic and diluted	254,747,800	254,747,800	254,747,800	254,747,800	254,747,800

Balance Sheet Data
Cash and cash equivalents	229,488	85,152	33,268	4,366	3,312
Property and equipment, net	265,379	182,936	105,492	225,690	187,189
Total assets	620,466	406,052	326,333	282,829	239,945

Current liabilities	203,080	111,289	197,047	47,273	42,221
Long-term liabilities	56,831	14,089	3,093	226,877	176,336
Shareholders’ equity	360,555	280,674	126,193	4,129	21,542

Total liabilities and shareholders’ equity	620,466	406,052	326,333	282,829	239,945

Cash Flow Data
Operating activities (continuing operations*)	219,889	71,387	88,272	18,019	(8,291)
Operating activities (discontinued operations*)	—	(30,945)	(26,449)	(6,449)	(49,234)
Financing activities	35,290	114,112	4,406	53,861	247,016
Investing activities (continuing operations*)	(128,054)	(102,670)	(42,224)	(59,139)	(29,666)
Investing activities (discontinued operations*)	17,211	—	4,895	(5,238)	(157,429)

*	Discontinued operations relate to data center activities. See Note 18 to our Consolidated and Combined Financial Statements.

**	The computation of earnings per share for all periods presented is based on the number of shares outstanding of Contax Holding on the date of the spin-off, as described in Note 3 to our Consolidated and Combined Financial Statements.
Exchange Rates
     We will pay any cash dividends or interest on capital and make any other cash distributions with respect to our shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received or to be received by the holders of ADSs on conversion by The Bank of New York, as depositary, or the Depositary, of dividends and distributions in reais on the preferred shares represented by the ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the preferred shares on the Brazilian stock exchanges. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets.

     Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market. On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institution in the Commercial Market and in the Floating Market, leading to a convergence in the pricing and liquidity of both markets. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Brazilian Central Bank (Banco Central do Brasil)). The Floating Market rate generally applied to specific transactions for which Brazilian Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Brazilian Central Bank, or the Central Bank or Central Bank of Brazil, on a daily basis.
     On March 4, 2005, the Brazilian Central Bank issued Resolution no. 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (i) the unification of the foreign exchange markets into a single exchange market, the Foreign Exchange Market; (ii) the easing of several rules for the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).
     The following table sets forth the Commercial Market/Foreign Exchange Market selling rates published by the Central Bank expressed in reais per U.S. dollar for the periods indicated.

		Average
Period	Period-end	for period*	High	Low
2001	2.3204	2.3520	2.8007	1.9357
2002	3.5333	2.9309	3.9552	2.2709
2003	2.8892	3.0715	3.6623	2.8219
2004	2.6544	2.9259	3.2051	2.6544
2005	2.3407	2.4125	2.7621	2.1633
January 2006	2.2160	2.2739	2.3460	2.2116
February 2006	2.1355	2.1619	2.2217	2.1177
March 2006	2.1724	2.1520	2.2238	2.1067
April 2006	2.0892	2.1293	2.1542	2.0892
May 2006	2.3005	2.1781	2.3711	2.0586
June 2006 (through June 12)	2.2707	2.2634	2.2713	2.2500

* Average of the rates on each day in the period.

Source:	Central Bank of Brazil.
     On June 12, 2006, the Foreign Exchange Market selling rate was R$2.2707 to U.S.$1.00.
Risk Factors
     The following factors should be carefully considered in addition to the other information presented in this annual report.

Risks Relating to Our Business
A large portion of our revenues originates from a limited number of clients, and the loss of one or more of these clients could significantly impact our financial condition.
     We strategically focus our marketing efforts on developing long-term relationships with large companies in targeted sectors. As a result, we rely on a limited number of significant clients for a large percentage of our revenues. We have contracts with our two largest clients, Telemar and Orbitall Serviços e Processamento de Informações Comerciais Ltda., or Orbitall, which accounted for 64.5% and 17.4%, respectively, of our revenues for the year ended December 31, 2005. Our agreement with the Telemar entities (our main client encompassing Tmar and its wholly-owned subsidiary Oi, both of which are indirectly under common control with us) defines services that expire between December 2009 and December 2011. Our agreement with Orbitall, our second largest client, expires in March 2007.
     We have observed in recent years a trend toward corporate consolidation and change of control of companies in our targeted sectors. Such events may cause the termination of existing contracts, and the loss of the revenues associated with such contracts.
     The loss of any key client or the failure to retain a significant amount of business with our key clients would have a negative impact on our total revenues and our financial condition as a whole.
Our main client, Telemar, is undergoing a corporate restructuring transaction, which will result in the election of an independent Board of Directors, which may result in changes to our relationship with this client.
     Our main client, Telemar, is ultimately controlled by Telemar Participações, a holding company comprised of nine investors. In April 2006, Telemar Participações, which is also our controlling shareholder, announced a corporate restructuring transaction which, if implemented, will alter Telemar’s current controlling shareholder structure. Although the nine investors of Telemar Participações will continue to control us, as we will have been spun-off as part of Telemar’s corporate restructuring transaction, such investors will, as part of this process, terminate their shareholders’ agreement in Telemar Participações and some of them may sell their stake in that company to the market by means of a secondary public offering of their Telemar Participações shares.
     As a result of this corporate restructuring transaction, Telemar’s defined controlling shareholder group would cease to exist since the shares of its controlling shareholder, Telemar Participações, would be dispersed into the market. Consequently, the new Board of Director’s of Telemar Participações would be composed mostly of independent members. Therefore, although our business relationship with Telemar is conducted at an arms-length basis, such relationship may change if its control group changes.
If the trend toward outsourcing of contact center services were reversed, the growth rate of our business could be reduced.
     The outsourced contact center industry has expanded considerably in the past years as a result of an outsourcing trend observed in contact center services. One of the premises upon which the growth of our business and operations is based is that this outsourcing trend will continue.
     However, external factors, such as increases in taxes on revenues that could significantly impact the cost of services rendered by contact center companies, could cause our current and prospective clients to maintain or return to the use of their in-house functions and thus reduce the trend towards outsourcing of contact center services. As the Brazilian government has historically increased taxes on revenues or on income, we may see ourselves forced into adjusting our pricing in order to maintain our profit margins, which could unfavorably impact the decision of our clients to retain us.
     Additionally, our clients may be subject to restrictions on their ability to outsource contact center services. For example, a lower court ruling has been issued against one of our clients, alleging that under Brazilian law it was not permitted for this client to outsource certain specific contact center activities that may be protected by Brazilian bank secrecy rules. If this and similar rulings continue narrowing the scope of the services we are allowed to render, we could lose a part of our revenues as our current and prospective clients become restricted from outsourcing certain of their contact center operations.
Increases in the use of automated customer services could reduce the demand for our services.
     A major part of our services is provided by our contact center attendants. Over time, services provided by live attendants may have to compete against an increase in the use of automated channels which allow customers of our clients to directly access self-service assistance systems (e.g., internet sites and automated phone services, such as voice recognition and Interactive Voice Response, a device that automates retrieval and processing of information by phone using touch tone signaling or voice recognition so as to access information residing on a server and reply with a pre-recorded response, such as in “bank-by-phone” transactions), which could mitigate the necessity of personal contact with a contact center attendant. If automated services were to become more technically viable and thus more widely used, the demand for our services could be reduced.
Our ability to recruit, motivate and retain qualified management and operators could affect the quality of our services, which could impact our ability to attract new clients and retain existing ones.
     Because our business is labor intensive, our ability to attract and retain personnel is key to our continued growth. We place significant importance on our ability to recruit, train, and retain qualified personnel. We employed 49,554 employees as of December 31, 2005. On average, we experience a monthly turnover of approximately 3.4% of our personnel and we are continuously required to recruit and train replacement personnel as a result of a changing and expanding workforce. In addition, demand for qualified technical professionals conversant with certain technologies may exceed supply, as new and additional skills are required to keep pace with evolving technology. In the event that we are unable to recruit, motivate and retain qualified personnel, the quality of our services could be affected, which could impact our ability to attract new clients and retain existing ones. Additionally, we may experience an increase in personnel costs as a result of: (i) a decrease in the productivity of our employees resulting from the loss of qualified, experienced personnel, and (ii) an increase in recruiting, training and severance costs related to a higher employee turnover.
Our inability to pass through cost increases could seriously harm our profit margins.
     In Brazil, it is common for agreements to be renegotiated annually so that their prices are readjusted to account for inflationary variations in costs. In that sense, for example, labor collective bargaining agreements in the contact center industry are also renegotiated on an annual basis to adjust for inflationary pressures, which results in an increase in our personnel costs. Hence, to protect against increases in costs with, among other things, telecommunications, energy, facilities lease and especially personnel, most of our contact center services contracts also have annual rate adjustment clauses that provide for price increases in an effort to cover such cost escalations. Nevertheless, we may decide not to exercise the right to adjust our prices fully in view of competitive conditions or other client relationship issues. In this case, we will not be able to pass through all of our cost increases. In the past, for example, we have had to adjust some of our customer prices at rates below their respective inflationary adjustment indices. If any of our costs increase and if we are not able to negotiate a commensurate rate adjustment with our clients, our profit margins would be adversely affected.
Our operating results may be harmed if we are unable to maximize our contact center capacity utilization.
     Our profitability depends largely on how effectively we utilize our contact center capacity. In order to create the additional capacity necessary to accommodate new or expanded outsourcing contracts, as well as face significantly higher utilization during peak periods, we must consider opening new facilities or expanding current ones. The opening or expansion of a contact center may result, at least in the short term, in idle capacity. If we lose one or more significant clients, if the volume of calls from our clients’ customers decline or if a significant contract is not implemented in the anticipated time frame, our capacity utilization will be impacted.

     In addition, our profitability is significantly influenced by our ability to accurately forecast incoming calls. An excess of operators, based on an overestimated forecast, may cause us to lose profitability due to unused capacity. In contrast, if there are more incoming calls than forecasted, we may not be able to handle the call volume, and we may lose revenues or fail to meet performance requirements under our contracts. We could be subject to penalties and indemnities under certain of our contracts for the failure to meet such requirements.
     Despite our ongoing efforts to maximize capacity utilization, we continue to experience periods of idle capacity. In addition, we have experienced in the past, and may experience in the future, idle capacity when we commence operations under a new contract or have an existing contract terminated.
     There can be no assurance that we will be able to achieve or maintain optimal utilization of our contact center capacity.
If our clients are not successful, the amount of business they outsource may be diminished and could result in lower revenues for us.
     Our revenues are dependent on the success of our clients. If our clients are not successful, the amount of business they outsource may be reduced. Furthermore, due to the inbound nature of most of our services (e.g., customer care), the amount of revenue generated from any particular service contract is dependent upon consumers’ interest in, and use of, our clients’ products and services.
     If our clients are not successful or their customers reduce their use of our contact center services, our revenues and the expansion of our business would be adversely affected.
The failure to keep our technology up to date may prevent us from remaining competitive.
     Our business is dependent on our computers, telecommunications equipment, and software applications. The failure to maintain our technology capabilities or to respond effectively to technology changes could adversely affect our competitiveness. Our continued growth and future profitability depends, among other factors, on the introduction of new services that effectively leverage and respond to technological developments.
     We have made significant investments in telecommunications systems and information technology (IT), and have focused on applying such investments to meet our clients’ needs, but we anticipate that it will be necessary to continue developing and investing in new systems on a timely basis to maintain our competitiveness.
     There can be no assurance that (i) our IT and telecommunications systems will be adequate to meet our clients’ future needs; (ii) we will be able to incorporate new technology to enhance and develop our existing services; or (iii) technologies or services developed by our competitors will not render our services uncompetitive or obsolete.
Interruption of our contact center services could have a material adverse effect on our financial condition and results of operations.
     Our ability to provide our contact center services is dependent upon our ability to protect our facilities and operations against damage that may be caused by fire, natural disasters, power and telecommunications failures, computer viruses, labor strikes, acts of sabotage or terror and other emergencies. We currently have back-up systems for our most critical power and data storage and business interruption insurance to offset, in part, certain losses we may incur if our facilities or operations are adversely affected by events outside our control. Despite the implementation of these systems and contingency plans, as well as network security measures, we may still experience interruption at one or more of our facilities, and we may be unable to provide the services we are contractually obligated to deliver.
     As a result of any such interruption: (i) our revenues could be reduced as a result of reduced activity, as most of our contractual compensation is calculated based on speaking time or number of available workstations; (ii) we may be required to pay non-compensatory contractual penalties, since we may be unable to meet certain agreed-upon quality targets (service level agreements) as a result of such interruption; (iii) we may be required to pay indemnities to our clients for lost profits and damages, if we breach or are unable to deliver our services; and (iv) if we continue to fail to meet our obligations, our clients may be entitled to terminate their contracts with us.
          Depending on the amount of penalties and indemnifications we may have to pay as a result of the interruption of our services, our financial condition and results of operations could be adversely affected.
Breaches of our contact center service contracts could expose us to significant monetary penalties.
          We are exposed to different types of contractual penalties as a result of material breaches of our contractual service obligations. Certain of our contracts contain provisions setting the penalties for such breach at levels to be determined based on different formulas which, as the case may be, take into consideration: (i) the nature and extent of the breach, (ii) the amount of revenues raised or due under the relevant contract in a given year, or (iii) the point in time during the life of the contract in which the breach occurs. Other of our contracts requires us to indemnify our clients for their losses resulting from such breach. As a general matter, we are unable to quantify our potential exposure under these provisions, as the penalty amounts are based on future variables relating to the nature of the breach, the amount of revenues actually earned or the amount of time during which the contract has been outstanding.
          On a historical basis, however, we can offer some approximate quantification of the exposure we were subject to under the provisions of our main contact center service agreements. In connection with our contact center service agreement with Telemar, based on actual revenue levels under that contract during 2005, our exposure to penalties related to damages for that year (had there been any) could have been up to an amount of approximately R$36 million (US$15.4 million). In that same year, if our agreement with Telemar were terminated as a result of a contractual breach on our part, we could have been exposed to an early termination penalty in that year equal to approximately R$55 million (US$23.5 million).
          In connection with our contact center service agreement with Orbitall, our exposure for our discretionary early termination of that contract varies from R$2 million to R$12 million depending on the point in time during the life of that contract in which we choose to early terminate it. In addition, in the case of a material breach, we may be exposed to the amount of the actual damages incurred by Orbitall if those damages exceed such minimum early termination penalties. Nevertheless, the amount of any such damages would be fact specific and is not determinable at this time. Additionally, based on actual average monthly revenues since the execution of our contract with Orbitall, our historical exposure for Orbitall’s proven losses and damages for December 2005 (had there been any), resulting from actions of our employees or agents, could have been up to an amount of approximately R$6.1 million (US$2.6 million).
          As a result, our exposure for breach under these contracts, though currently indeterminable, may have a significant negative impact on our results.
We may be unable to achieve the same performance levels we have been experiencing with our performance-based compensation contracts.
          We derived approximately 25% of our revenues for the year ended December 31, 2005 from operations with performance-based compensation, consisting mostly of telemarketing and debt collection services. These services depend not only on our success in selling a product, locating a debtor or negotiating a debt settlement, but also on other factors that are beyond our control. For telemarketing activities, for example, our compensation is measured according to the amount of our clients’ products that we are able to sell in a given period of time or on a sales target which we are required to meet. Consequently, our performance-based compensation for telemarketing can be affected by, among other things, the attractiveness of the products and services we will be selling for our clients. In addition, prevailing macroeconomic conditions in Brazil, such as GDP growth, unemployment and availability of disposable income, also affect our performance-based compensation more acutely than they affect enterprises that rely solely on fixed-based compensation, since such macroeconomic conditions directly affect consumer spending and default rates. Consequently, there can be no assurance that we will be able to maintain the same level of our past performance in the future or that we will not incur losses with our performance-based compensation contracts.

We may be responsible for labor liabilities which could have an adverse effect on our profitability.
          We were involved in 1,200 labor claims as of December 31, 2005. Although the total amount of all labor claims filed against us is approximately R$75,537 thousand (U.S.$32,271 thousand) as of December 31, 2005, we only record provisions for the contingent liabilities for which we consider the risk of loss to be “probable,” which on that date amounted to approximately R$24,001 thousand (U.S.$10,254 thousand). We also are subject to potential administrative proceedings brought by the Brazilian Labor Department.
          Included in our provision for those losses we classify as “probable” in connection with our contingent labor liabilities, R$7,020 thousand (U.S.$2,633 thousand) correspond to probable losses that may arise from labor claims which we believe are likely to be filed against us by the former employees of Inovação Contact Center Serviços de Contatos Telefônicos Ltda., or Inovação, a former subsidiary of Orbitall, through which Orbitall conducted its contact center activities. Inovação was acquired and subsequently merged into our subsidiary, TNL Contax, as part of our agreements to provide contact center services to Orbitall. Because TNL Contax is the legal successor to Inovação, procedural laws allow employees of Inovação to initiate a claim against TNL Contax. We expect that, if filed against us, the majority of these claims will relate to salary equalization and unpaid overtime. See Note 15 to our Consolidated and Combined Financial Statements.
          Also included in our “probable” losses from labor claims, R$6,067 thousand (U.S.$2,592 thousand) derive from 205 claims filed against us by former employees of Tmar and Oi that worked on their contact center business prior to our spin-off to TNL’s shareholders. As in the case with Orbitall, procedural laws allow those employees to name TNL Contax as a co-defendant of the lawsuits they file against Telemar.
          If all of the labor claims filed against us or a greater portion of such claims than we have provisioned for were resolved against us, our profitability would be adversely affected. In addition, although we have contractual arrangements with both Orbitall and Telemar according to which they shall reimburse us for the costs we may incur in connection with the claims referred above, if those entities fail to comply with such reimbursement arrangements our margins could be adversely affected. There can be no assurance that additional labor claims and proceedings will not be brought in the future, or if they are, that an adverse ruling regarding such claims and proceedings would not have a negative impact on our cost of services, result in the impositions of penalties or other negative consequences.
Our business is highly competitive and our failure to effectively compete could result in the loss of clients or decreased profitability.
          We face significant competition and believe that this competition will intensify. There are numerous providers of our services, including other contact center service companies, niche players, consulting companies and many small companies that offer low-end services (primarily outbound services). Aside from those competitors, our clients and potential clients may also decide to utilize in-house personnel to perform contact center services they currently outsource, or maintain their in-house customer service and product support activities. We also face competition from automated customer services, through the use of Internet, Interactive Voice Response, voice recognition and other technologies.
          Our competitors’ services and pricing practices, as well as the timing and circumstances of the entry of additional competitors into our market may harm our business. The trend towards international expansion by foreign competitors and continuous technology changes may bring new competitors into our market and may increase pricing pressures. Our failure to compete successfully could result in loss of clients and specific service contracts or could result in decreased profitability.
Telemar Participações holds the majority of our voting shares and there may be circumstances in which its interests differ from or conflict with the interests of our other shareholders.
          As our controlling shareholder, with 53.8% of our common stock, Telemar Participações has the power to, among other things, modify our business plan, alter our dividend plan and sell our material assets. Telemar Participações is also the indirect controlling shareholder of Telemar (our largest client encompassing Tmar and its wholly-owned subsidiary Oi), which is responsible for a substantial portion of our net revenues. We cannot assure that our controlling shareholder will not take actions that might differ from or conflict with the interests of our other shareholders.
We may be liable for fraudulent activities or misappropriation of our clients’ information by our employees or third parties.
          Our contact center business puts us in possession of sensitive client information. Despite our internal controls and our efforts to protect our clients’ information, we may be held liable for fraudulent activities by our employees or by third parties. For example, unauthorized persons may be able to breach our physical or network security systems. Meanwhile, authorized employees may misuse their authorization rights or the information to which they have access. Our failure to prevent these occurrences could: (i) damage our reputation with our clients; (ii) allow them to terminate their contracts with us; (iii) expose us to potential liability; and (iv) subject us to the previously discussed contractual penalties and indemnities, all of which may substantially harm our business and results of operations. The insurance policies we are negotiating will only partially cover expenses related to penalties, indemnities and damages that may result from such occurrences.
Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, operations and the market price of our shares and ADSs.
          The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian Government’s actions to control inflation and implement macroeconomic policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our common shares and ADSs may be adversely affected by changes in policies or regulations, or by other factors such as:
•	political instability;

•	devaluations and other currency fluctuations;

•	inflation rates;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls;

•	monetary policy;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.
          Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. Additionally, since mid-2005, members of the executive and legislative branches of the Brazilian government, as well as other related persons, have been investigated on the grounds of alleged illicit or unethical behavior. It is impossible to predict the outcome of these investigations and whether the outcome will adversely affect the Brazilian economy. As a consequence of its impact on the Brazilian economy, these uncertainties and allegations of unethical or illegal conduct may have a material adverse effect on us and may also adversely affect the trading price of our common shares.
          Moreover, the next presidential and state elections are scheduled to occur in October 2006. We cannot predict the policies that the newly elected administration may adopt, or the economic effect of such policies. Any substantial negative reaction to the policies adopted by the Brazilian federal or state government from time to time could adversely affect our business, financial condition and results of operations and would likely lead to a decrease in the market price of our common shares.
Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market, our business and operations and the market price of the shares.
          Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. While inflation has been kept largely under control since the introduction of the real in 1994, inflationary pressures persist. Actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, a general price inflation index published by Fundação Getúlio Vargas, or FGV, the Brazilian general price inflation rates were 8.7%, 12.4% and 1.2% in 2003, 2004 and 2005, respectively. According to the Índice Geral de Preços — Disponibilidade Interna, or IGP-DI, another general price inflation index published by FGV, the Brazilian general price inflation rates were 7.7%, 12.1% and 1.2% in 2003, 2004 and 2005, respectively. According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA, published by the Instituto Brasileiro de Geografia e Estatística, or IBGE, the Brazilian consumer price inflation rates were 9.3%, 7.6% and 5.7% in 2003, 2004 and 2005, respectively. In the first quarter of 2006, inflation measured by the IGP-M, IGP-DI and IPCA, was approximately 0.7%, 0.2% and 1.4%, respectively, or 2.8%, 0.8% and 5.9% on an annualized basis, respectively.
          Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the economy overall and our business in particular.
Changes in Brazilian labor law may negatively affect us.
          Brazilian companies are subject not only to the Federal Constitution and ordinary legislation concerning labor relations (mainly the Consolidação das Leis do Trabalho, or CLT), but also to collective bargaining agreements between employers’ associations and employee unions or between individual employers and employee unions, in addition to administrative orders, technical notes and instructions issued by the Brazilian Labor Department. In addition, the tendency of Brazilian labor laws and regulators to protect employees from dismissal has created barriers to the loosening of labor standards. In addition, due to the volume of cases and insufficient personnel, the labor courts are not fast enough to decide the labor claims and disputes that are submitted to them for resolution.
          The Brazilian Labor Department continuously issues and revises current labor regulations regarding specific practices in different business sectors. Currently, it is discussing changes to the regulations which govern contact center services, such as limiting the maximum length of employee shifts, prohibiting performance targets related to compensation, establishing rules for ergonomic equipment design, and guidance on labor related diseases, like mental and hearing illnesses, and occupational disphonia. Depending on the result of such discussions, changes to current regulations could adversely affect our business.
          In addition, the Brazilian Labor Department recently published a technical note, setting forth new guidelines concerning labor practices and regulations regarding contact center activities. These new rules include, among other things, employees’ directives regarding work environment, working hours and breaks. Labor inspectors have been paying greater attention to these factors and, as a result, have been requiring strict compliance by companies with workplace health and safety rules. Enforcement of these new regulations may lead to increased costs, which we may not be able to pass through to our clients or, in some cases, administrative fines, which would adversely affect our financial condition.
Regulatory proposals, such as the creation of a “do not call list,” could restrict our contact center services.
          A series of bills have been presented to Congress and to local legislative branches of certain states and municipalities proposing to regulate several aspects of the telemarketing services we provide such as: (i) the days and hours in which telemarketing calls are allowed; and (ii) the creation of a national “do not call list.” If these bills are passed, our ability to make outbound calls may be significantly restricted, which would adversely impact our current revenue and growth opportunities.
Exchange rate instability may adversely affect our financial condition.
          The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. Based on the real/U.S. dollar exchange rate, the real devalued against the U.S. dollar by 15.7% and 34.3% in 2001 and 2002, respectively, and appreciated 22.3%, 8.8% and 13.4% in 2003, 2004 and 2005, respectively. In the first quarter of 2006, the real devalued against the U.S. dollar by 7.7% based on the real/U.S. dollar commercial exchange rate as of the close of business on March 31, 2006.
          Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADRs and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADRs.
We may be unable to convert reais into U.S. dollars to make dividend distributions to our ADS holders.
          In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of persons or entities, Brazilian or foreign, to convert reais into any foreign currency. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our dividend payment obligations.
Economic and market conditions in other emerging market countries may adversely affect the Brazilian economy and, therefore, the market value of our common shares and ADSs and our ability to access the capital markets.
          The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other Latin American and emerging market economies. Although economic conditions are different in each country, the reaction of investors to developments in one emerging market country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Such developments have included the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998 and the 2001 economic and political crisis in Argentina. The continuing political crisis in Venezuela and the newly elected socialist-oriented government of Bolivia may also influence investors’ perceptions of risk in Brazil. Although market concerns that similar crises would occur in Brazil have not become a reality, the volatility in market prices for Brazilian securities has varied from time to time as a result of such crises.
Risks Relating to the ADSs and the Preferred Shares
You may not be able to sell the ADSs or preferred shares at the price or time you desire because an active or liquid market for the ADSs or the preferred shares will not likely develop.
          There has not been a public market for either our ADSs or our preferred shares. We have obtained approval for the listing of our preferred shares on the Bovespa, but we do not intend to list the ADSs in any organized market or stock exchange. As a result, active trading in the ADSs will not likely develop. Similarly, active trading in the preferred shares in the United States will not likely develop. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.
The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.
          Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and more concentrated than major securities markets in the United States. As a result, the price for the preferred shares may be subject to substantial volatility, and it may be difficult to find a buyer or a seller at certain times. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the Depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time of your choosing may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in the United States. As of December 31, 2005, the aggregate market capitalization of the ten largest companies listed on the Bovespa was approximately U.S.$248.3 billion, representing almost 51.5% of the aggregate market capitalization of that market. The top ten stocks in terms of trading volume accounted for approximately 62.8%, 61.1% and 51.3% of all shares traded on the Bovespa in 2003, 2004 and in 2005, respectively.
Holders of preferred shares and ADSs have limited voting rights.
          Of our two classes of capital shares outstanding, only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will be entitled to full voting rights only in the event that we fail to pay the minimum dividends for a period of three consecutive years. As a result of these limited voting rights and the fact that Telemar Participações owns 53.8% of our common stock, holders of our preferred shares and, therefore, of our ADSs as well, generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.
Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the Depositary.
          Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All preferred shares underlying the ADSs are registered in the name of the Depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the Depositary as to how to vote the preferred shares represented by ADSs, in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote the underlying preferred shares directly at a shareholders’ meeting or to appoint a proxy to do so.
Holders of ADSs may have fewer and less well-defined shareholders’ rights than shareholders of U.S. public companies.
          Our corporate affairs are governed by our bylaws and Brazilian corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States. Under Brazilian corporate law, the holders of our preferred shares and our ADSs may have fewer and less well defined rights to protect their interests relative to actions taken by our Board of Directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.
          When compared to Delaware corporation law, Brazilian corporate law and practice have less detailed and well-established rules, and judicial precedents relating to protections afforded to non-controlling security holders and the review of management decisions involving duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold at least 5.0% of the outstanding share capital of a corporation in order to have standing to bring a shareholder derivative suit, and shareholders in Brazilian companies ordinarily do not have standing to bring class action suits.
          Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets may not be as highly regulated and supervised as the U.S. securities markets or markets in other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States, potentially causing disadvantages to holders of the preferred shares and/or ADSs. Corporate disclosures may be less complete or informative than what may be expected of a U.S. public company.
Holders of ADSs or preferred shares may not receive any dividends.
          According to Brazilian corporate law and our by-laws, we must pay dividends to our shareholders totaling at least 25% of our annual net income, as determined and adjusted under Brazilian GAAP, except that we may use current net income (as per Brazilian corporate law): (i) to offset accumulated losses; (ii) to constitute a reserve for unrealized profits; (iii) to constitute a reserve for contingencies (if such contingencies are not already provisioned for); and (iv) to constitute a legal reserve (up to 5% of current net income, limited to 20% of the share capital).
          In extreme circumstances, we may not pay dividends to our shareholders in a particular fiscal year if, at a shareholders’ meeting, our Board of Directors advises our shareholders that such distributions would not be advisable in view of our financial condition.
Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.
          Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of our common shares underlying the ADSs or holders who have exchanged the ADSs for our underlying common shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our common shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the Depositary will be required to invest the reais or be liable for any interest.
Dividends received by United States individuals will not be “qualified dividend income” eligible for a 15% tax rate.
          For United States federal income tax purposes, U.S. Shareholders within the meaning of section 7701(a)(30) of the U.S. Internal Revenue Code of 1986 generally will recognize, to the extent of our current and accumulated earnings and profits, ordinary income on the receipt of cash dividends on shares. Unless the class of shares with respect to which distributions are made is readily tradable on an established securities market in the United States, any dividend income will not be treated as “qualified dividend income” eligible for a 15% tax rate in the case of U.S. shareholders who are individuals. We do not intend to list the ADSs on an established securities market in the United States. As a result, any dividends received by United States individuals will not be “qualified dividend income” eligible for a 15% tax rate.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.
          As an ADS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the Custodian for our preferred shares underlying the ADSs in Brazil, which permits the Custodian to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the Custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to such preferred shares, you will not be able to remit foreign currency abroad unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, such preferred shares.
          If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our shares or the return of your capital in a timely manner. The Depositary’s electronic certificate of foreign capital registration may also be adversely affected by future regulatory changes.
Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs or preferred shares.
          According to Law no. 10,833, enacted on December 29, 2001, if a non-resident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another non-resident. Dispositions of ADSs between non-residents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of a disposition of assets is interpreted to include a disposition, between non-residents, of assets located outside Brazil, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs made between non-residents of Brazil. Due to the fact that Law no. 10,833 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs solely between non-residents could ultimately prevail in Brazilian courts.
Holders of ADSs may be unable to exercise preemptive rights with respect to our shares.
          Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act of 1933, or the Securities Act, is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the Depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.
Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.
          Contax Holding and TNL Contax are corporations organized under the laws of Brazil, and all the members of our Board of Directors and all of our executive officers and our independent public accountants reside or are based in Brazil. All of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our Board of Directors or executive officers than would shareholders of a U.S. company. Although, subject to certain conditions, investors generally would be permitted to bring an original action in Brazilian courts under the U.S. federal securities laws, pursuing such an action in a Brazilian court could prove difficult given the relative inexperience of such courts in these matters.
Item 4. Information on the Company
History and Organizational Structure
          Contax Participações S.A. was incorporated in Brazil on July 31, 2000 as a corporation, or sociedade por ações, under the name Caroaci Participações S.A. Its primary functions were those of a typical holding company. Contax Holding’s registered address is: Rua do Passeio 56, 16º andar (parte), 20021-290, Rio de Janeiro, RJ, Brazil. Its telephone number is +55 21 3131-0274.
          Contax Holding is the sole parent company of TNL Contax S.A., a corporation incorporated in Brazil on April 3, 2000 as a sociedade por ações under the name Contax S.A. TNL Contax is the only significant subsidiary of Contax Holding and is an operational entity that conducts contact center service activities. On February 3, 2003, Contax S.A. was merged into TNext S.A., a subsidiary of TNL that focused on data center operations. With this merger TNext S.A. changed its name to TNL Contax S.A.
          On June 30, 2003, TNL Contax discontinued its data center operations because it was no longer part of our core business and because of certain losses accumulated by these operations. At that point, it began to focus only on its contact center activities and, as a consequence, it started to treat the results of its abandoned data center operations as “discontinued operations” for U.S. GAAP purposes. See Note 18 of the Consolidated and Combined Financial Statements.
          On December 29, 2004, the shareholders of TNL approved a proposal from its Board of Directors to spin-off Contax Holding to TNL’s shareholders for two primary reasons: (i) to realize the full value of the company as a separate entity and (ii) to allow the management of TNL to focus on its telecommunications operations. The referred spin-off was consummated in August 2005 with the delivery of our shares to the shareholders of TNL.
          The following organizational charts illustrate the business structure of Telemar Participações, Contax’s controlling shareholder, and its subsidiaries both before and after the spin-off:

Before Spin-off*

*	Shareholdings as of March 31, 2005.

**	Held indirectly through a wholly-owned subsidiary.

After Spin-off*

*	Shareholdings as of December 31, 2005.

**	Held indirectly through a wholly-owned subsidiary.
Overview
          In 2005, we became the leading contact center service provider in Brazil in terms of revenues based on information available in the most recent financial statements published by Brazilian contact center companies. We specialize in the design, implementation, and operation of complex contact centers, in order to help our clients improve their customer relationships and maximize the value they provide to their customers. Our clients include many of Brazil’s largest companies in the telecommunications, financial services, utilities and Internet sectors.
          TNL Contax began operations at the end of 2000 in response to opportunities in the Brazilian contact center outsourcing market. TNL Contax initially provided outsourced services previously rendered by Telemar in order to reduce costs and increase the quality of Telemar’s in-house activities. In addition, TNL Contax provided integrated services with Telemar to their large corporate customers.
          We currently serve 38 clients. Our business strategy is focused on developing long-term relationships with large companies in targeted sectors. We offer a variety of channels of communications to interact with customers, including voice, Internet, e-mail, mail and fax services. At December 31, 2005, we had 49,554 employees and operated 22,481 workstations distributed throughout 15 contact centers in Brazil.
          Our services are designed to enhance the quality of customer interaction at all stages of the customer lifecycle, from identifying and acquiring new customers through providing information and customer services, to rendering technical support, customer retention, and debt collection.

Industry Overview
          The scope of customer interaction by contact centers generally has expanded from single purpose (generally, basic support or marketing) to integrated service offerings (combining services such as customer care, telemarketing, technical support, customer retention, and debt collection) through various communication channels. As a consequence, the outsourced contact center sector has evolved from primarily single-facility, low technology environments to large, full service organizations with multi-channel, large-volume contact centers that use sophisticated technology platforms to support such activities.
          Companies traditionally relied on in-house personnel and infrastructure to perform sales, direct marketing and customer care. However, driven by increasing competition and higher customer sophistication, companies began to outsource their contact center activities in order to focus on their core businesses and to reduce costs. Because such activities face significant fluctuations in demand, many companies have found that it is not cost-effective to maintain excess capacity, particularly during peak traffic periods. Moreover, many companies have recognized that they were not appropriately equipped to conduct contact center activities and could not keep pace with the rapid changes in technology.
          Outsourced contact center providers are able to render services at lower overall costs as a result of their ability to amortize fixed costs over a large number of customers, resulting in economies of scale in operations and technology. For example, by turning to an outsourcer, a company can obtain access to sophisticated technology platforms, such as call management software, Interactive Voice Response systems, predictive dialers (devices used to automate the method of making outbound calls and direct them to an operator when a live person answers, thereby screening out answering machines, busy signals or other operator intercepts) and automatic call distributors, without the cash outlay or maintenance costs that would be required to implement these features in-house. Because of their specialization and experience, outsourced contact center providers also are able to achieve higher quality and productivity, allowing their clients to focus on their core businesses while retaining and enhancing customer relationships.
          Today, companies face the challenge of delivering consistent levels of customer service, regardless of the channel of communications utilized or their customers’ locations. This trend has been fueled by the continued growth in Internet and e-mail use, and the increasingly remote nature of customer interactions. Moreover, companies are increasingly focused on better, differentiated customer services and on increasing the value of their customer relationships through cross-selling additional products or services. By working in partnership with an outsourcer, a company can focus on its strategy for acquisition, retention and growth of its customer base without being overburdened with the complexities of day-to-day contact center operations.
          Contact center activities are becoming central to the way companies choose to enhance customer loyalty and retention. According to the most recent data of the IDC, the outsourced contact center market worldwide had gross revenues of approximately U.S.$45.5 billion in 2004. The IDC estimates that five key sectors constitute approximately 80% of this market: telecommunications, technology/consumer, financial services, healthcare and transportation/leisure.
          Factors that influence companies worldwide to outsource their contact center needs include the following:
•	Increasing importance for companies to retain and enhance customer relationships;

•	Increasing need for companies to focus on core competencies rather than non-revenue producing activities;

•	Rapid changes in technology requiring personnel with specialized technical expertise and continued investment in new contact center equipment and services;

•	Increasing need to integrate and manage complex systems incorporating a variety of hardware and software systems spanning a number of technology generations; and

•	Extensive and ongoing training requirements.

          Brazilian contact center outsourcers have enjoyed significant growth over the past several years. Several factors contributed to this growth:
•	Increase in telephony penetration. Prior to Brazil’s privatization of state-owned telecommunications companies in 1998, telephony penetration in Brazil was very low, limiting the use of contact centers as an effective way to deliver customer service on a broad basis. Today, a larger portion of the Brazilian population can access customer services in general through different communication channels, including both wireless and fixed-line terminals. According to the Brazilian telecommunications regulatory agency (Agência Nacional de Telecomunicações), or Anatel, total wireline and wireless penetration grew from 42.8 million in 1999 to 128.3 million in 2005.

•	Expansion of contact center-intensive service sectors due to economic stabilization and privatization. In the mid-1990s, Brazil implemented successful economic reforms which created a stable macro-economic environment, spurring the growth of financial services and, consequently, the consumer base of these companies. Brazil concurrently privatized large state-owned service providers in the telecommunications, electric, water and gas sectors, which brought about large investments and a rapid growth in customers.

•	Pressure to reduce costs. Pricing pressures from competition and shareholder demands for higher returns have forced Brazilian companies to streamline personnel, through restructuring and outsourcing, and make other cost reductions, including reducing face-to-face customer services.
          There are still a number of companies in Brazil that maintain contact center operations in-house. We believe that such companies still elect to keep such activities in-house because of a lack of confidence in the quality of outsourced services, even though in-house contact centers may be more expensive to maintain. A key factor for the success of any contact center outsourcer is the ability to provide high quality service at a cost lower than in-house operations.
          According to the most recent data from the IDC, the total number of outsourced workstations in Brazil grew from an estimated 51,952 workstations in 2002 to 79,433 in 2004, implying a 24% annual growth rate. In 2002, the rate of outsourced contact center workstations relative to the total number of contact center workstations in Brazil was 22%, while in 2004 such rate had grown to 33%. It is our belief that this increase in outsourced contact center workstations is an indication of substantial growth opportunities for outsourcers of contact center services.
Our Strategy
          The call center market in Brazil has experienced strong growth over the last five years and, according to industry studies, we were able to capture approximately 40% of this growth. According to our internal estimates and publicly available reports, we are the market leader as measured by total revenues and by the total number of call center workstations.
          As the market has matured, we have chosen to focus our strategy on what we call “Leadership in Execution,” a strategy intended to maintain our leadership in the quality of our service execution. We are also exploring new ways to develop our business model through a continuous focus on innovation and through the implementation of new programs intended to provide excellence to our customers.
          The key elements of our strategy include (i) the refinement of our product offerings, especially with regard to our core services, and (ii) the development of our support areas and operational model.
          Our approach to refining our principal product offerings includes delivering excellence with regard to our three main product classes:
          Customer service: We feel that one of the reasons many clients are resistant to outsourcing their customer service function is fear of lowering quality and thus jeopardizing the relationships they have with their customers. Being able to assure quality and personalized service in keeping with our clients’ expectations will permit us to win more clients. We expect that by enhancing the customer service model currently in use in the market, implementing actions that make each contact more profitable, raising quality in a consistent way and increasing contact efficiency, we will be able to deliver the high standards expected by the market.
          Debt collection: We see potential for development in the debt collection market. Each segment and each client has different requests concerning the way a collection should be processed. We believe that by replicating the successful model used with our client Telemar we can achieve good results for our other clients. Through developing pilot tests to try new methods of debt collection, integrating management information systems with customers’ needs, providing debt collection operators with proper training, as well as implementing customized forms of variable earnings, we will be able to profitably grow our customer base.
          Telemarketing: The quality of our services in telemarketing has been improving each year. The model we developed along with our oldest client, Telemar, has brought very good results, proving to be successful both for Telemar and us. We believe that by conforming this model to specific clients’ needs, we will be able to fulfill our other clients’ requirements.
          The development of our support areas and operational model includes the following principal elements:
          Human resources: We believe our employees are the key to our success. We focus on attracting and retaining new employees, monitoring their performance and using diverse training methods to meet each client’s needs. By developing a structured career plan and providing various performance initiatives, we are able to achieve employee excellence and instill Contax values in our workforce.
          Operational model: By providing our clients with services during the entire customer lifecycle and developing a successful value proposal in Contax’s main product classes, we believe we can continue to enhance our operational model.
          IT systems: We believe that infrastructure and technology are important elements in providing superior services and attracting new clients. We seek to sustain a competitive advantage and to distinguish our services by maintaining advanced IT systems and by retaining strong partnerships with leading technology providers.
          Commercial model: We have recently added specialized members to our sales force and created a product management marketing function in order to expand our range of clients and services. We are developing new product offerings that focus on specific segments of our clients’ businesses and are continually identifying clients that are not currently “key accounts” to whom we seek to provide a broader range of call center services.
          Our end goal is to provide high quality, reliable and affordable outsourced customer contact center services. Our services are tailored to address each of our client’s unique demands and focus on improving the quality and cost-effectiveness of the relationship between our clients and their customers.
Competition
          The outsourced contact center sector in Brazil is competitive and fragmented. Our five largest competitors are listed below. We also compete with a variety of companies, including niche providers, consulting companies, and numerous small companies that offer low value-added services (primarily outbound telemarketing services). In addition, we compete with in-house contact centers, which continue to represent the largest segment of contact center activities. In addition, some of our outbound services also compete with other forms of direct marketing, such as mail and e-mail messages, and with traditional media, such as television and radio.
          We believe offshore outsourcing, where the contact center provider is not located in the same country as its customers, is neither a threat nor a significant opportunity for us at this time. Because Brazil is a low-cost country and the national language is Portuguese, it is unlikely that contact center service providers in other countries, usually referred to as “offshore” facilities, could provide Portuguese-speaking customer service at a lower cost than providers in Brazil. Although Brazil has competitive labor costs when compared to those of other countries and a large qualified workforce, we do not believe that significant opportunities exist to provide services for other countries at this time. We monitor these opportunities on a regular basis.

          We also face competition from automated customer services, through the use of Internet, Interactive Voice Response, voice recognition and other technologies. We provide automated customer services as a part of our contact services and continue to develop our technology in this area. However, an increase in the use of automated services could prevent us from effectively passing through our costs to our clients, and may also shorten the speaking time of our calls.
          As a result of intense competition, contact center services are frequently subject to pricing pressures. Competition for contracts for many of our services takes the form of competitive bidding on proposals, which take into account quality, technical and cost factors.
          In 2005, we became the leading contact center service provider in terms of revenues based on information in the most recent financial statements published by Brazilian contact center companies. Our major competitors in Brazil are:
•	Atento. Atento is a part of the Spanish group Telefônica, which in Brazil controls a large fixed-line operator (Telesp), an Internet provider (Terra) and, together with Portugal Telecom, Brazil’s leading wireless operator (Vivo). Atento has operated in the Brazilian market since 1999. After acquiring several companies in the sector, they became one of the largest contact center services providers in Brazil. Two of Atento’s major clients are Telefônica and Unibanco.

•	Teleperformance. Teleperformance is a French company that operates in approximately 36 countries. In 2004, Teleperformance increased its Brazilian operations by merging with Companhia Brasileira de Contact Center, after which Teleperformance became one of the largest contact center service providers in Brazil. We believe Teleperformance’s main client, Brasil Telecom group (one of Brazil’s largest telecommunications operator and comparable to Telemar in its breadth of services), accounts for most of the workstations operated by their new combined operations.

•	ACS. Controlled by Algar Group, a diversified Brazilian conglomerate, ACS was founded in 1999 with headquarters located in Uberlândia in the state of Minas Gerais. We believe ACS’ two main clients are CTBC (a telecom operator in Uberlândia that is part of the Algar Group) and American Express.

•	Brasil Center. Brasil Center is part of the Mexican group Telmex, which now controls Embratel (one of Brazil’s largest telecommunications operators in long distance and data services), and Claro (a subsidiary of America Movil and one of Brazil’s largest wireless operators). To date, Brazil Center has not actively pursued the contact center services market outside their controlling group.

•	Dedic. Dedic is part of the Portuguese group Portugal Telecom which controls, jointly with Telefonica, Brazil’s largest wireless operator Vivo. Dedic primarily services, directly or indirectly, Portugal Telecom’s subsidiaries in Brazil.
Our Business
          We offer a variety of integrated customer interaction products and services covering all stages of the customer lifecycle through multiple communications channels. Each of our main service offerings (customer service, telemarketing, technical support, retention, and debt collection, as described below) showcases our ability to add value to our clients’ Customer Relationship Management strategies, while attending to and anticipating their needs. Customer Relationship Management refers to our strategy of identifying customer needs, improving customer interactions, and customizing contacts, sales approaches, and automation to provide optimum service to each type of customer to maximize the bottom line benefits to the organization.
          We believe we operate in a flexible environment that can accommodate dynamic shifts in volume, workload and staffing requirements. We seek to build upon and strengthen our end-customer relationships on behalf of our clients. Our operators are thoroughly trained in the applicable products and services they are supporting and, as a result, they can act as a seamless extension of our clients’ efforts to acquire and service their end-customers.

          Our business approach is geared toward creating unique products and services that are developed jointly with our clients, leveraging our experience and best practices for each new client we serve. Building on these tailored products and services, we have developed particular strengths (e.g., customer retention, debt collection) that we can leverage by servicing other clients across diverse sectors.
          Our main service offerings are as follows:
•	Customer Care. Our customer care services range from simple customer assistance, such as providing information about products and services, to more complex requests, such as: (i) initial troubleshooting of interrupted services, (ii) handling billing inquiries, and (iii) activating new services and/or monitoring the installation of the required equipment at the customer’s site.

•	Telemarketing. This service is primarily focused on outbound client acquisition, up-selling and cross-selling of our clients’ products and services. Our telemarketing services include prospect identification, campaign management and data mining. We also provide inbound telemarketing services, which are executed in coordination with our clients’ marketing campaigns. We are also implementing aggressive cross-selling sales strategies to monetize each inbound customer service contact.

•	Technical Support. We provide comprehensive technical product support for our clients’ customers. For example, we handle troubleshooting calls of consumer products, respond to software and hardware problems, provide support for ISPs’ dial-up and broadband customers, and manage corporate IT help desks. For such services, we employ qualified personnel with specialized technical training in dedicated teams.

•	Retention. We provide our clients with customer retention services, whether by persuading their end-customers not to cancel a service or by observing customer behavior and taking preventive measures to avoid cancellation requests. We collaborate with our clients in order to develop new scripts as well as new retention offers to improve the results of such activities.

•	Debt Collection. We design debt collection strategies together with our clients to maximize results, while emphasizing customer retention. We participate from the early stages of developing our clients’ collection strategy to the actual execution of the strategy, using database filters (systems that prioritize contacts and determine the type of service each customer will receive), predictive dialers and other automatic contact tools, such as voice mail and text messages typically sent to wireless handheld devices, in order to maximize the likelihood of customer contact and behavior models that enable us to categorize customers’ risk and identify the most efficient techniques of interacting with customers. In order to enhance our performance, we launch pilot programs to test the statistical efficiency of specific tools and strategies.
          The percentages of revenues, derived from each of the services listed above, were as follows:

	Year ended December 31,
Services	2005	2004	2003
Customer Care	57.7%	64.2%	55.7%
Telemarketing	11.9%	10.6%	16.1%
Technical Support	2.7%	2.3%	1.1%
Retention	3.6%	3.8%	1.9%
Debt Collection	13.2%	11.8%	17.4%
Other	10.9%	7.3%	7.8%

Total	100.0%	100.0%	100.0%

          We also offer other services such as dispatch, back-office support, and surveys, among others. Furthermore, we continuously work with our clients to develop new products.

          On a monthly basis, we handle approximately 120 million customer contacts over the telephone at our 15 contact center sites. Our technology infrastructure provides for the effective distribution of calls to one or more of our sites.
Markets and Clients
          We provide contact center services primarily across the following sectors:
•	Telecommunications. We provide a full range of contact center services to Telemar, our largest client. Telemar’s operations include fixed line terminals, long-distance services, mobile services, as well as broadband and corporate voice and data services. In addition to traditional customer care services, we deliver extensive client retention and debt collection services for Telemar’s retail and corporate customers. Because we have a strong relationship with Telemar and because other telecom groups control their own contact center companies, we have not actively pursued other opportunities in this sector.

•	Financial Services. New financial products and service offerings have expanded our opportunities in this sector. We provide a broad range of services to the credit card, retail bank and insurance segments, as well as to consumer credit companies. We expect this sector to grow in importance for us since many financial institutions have in-house operations that fit into our strategy of focusing on clients with high volume and highly complex services.

•	Utilities. There are several large companies in Brazil in the power, water and sewage, and gas distribution segments. Currently, we provide services to a few power distribution companies in the Southeast and Northeast regions of Brazil. We intend to continue to expand our activities in this sector and our success could be enhanced if there is further privatization in the water and sewage segment.

•	Internet. We have developed specific end-to-end services for Internet service providers, or ISPs, by servicing iG, Brazil’s largest ISP, and, more recently, Telemar’s new ISP subsidiary. We are particularly interested in providing customer acquisition, retention and technical support services to the growing number of broadband Internet access providers.
          Other key sectors include pay TV, travel and transportation, among other service providers. We conduct virtually all of our business in Brazil and the vast majority of it in Portuguese. We have no present intention to expand beyond Brazil.
          The percentages of revenues, with respect to each sector listed above, were as follows:

	Year ended December 31,
Sector	2005	2004	2003
Telecommunications	64.5%	64.5%	78.8%
Financial Services	27.4%	27.6%	14.6%
Utilities	1.5%	1.4%	2.5%
Internet	1.1%	0.8%	0.8%
Other	5.6%	5.7%	3.3%

Total	100.0%	100.0%	100.0%

Client Contracts
          Most of our relevant contact center services agreements range from three to six year terms and allow clients to terminate services after an initial lock-in period, which varies from 18 to 60 months. Most of these contracts establish penalties calculated as a percentage of the estimated value due for the remaining term of the agreement. We have historically established long-term relationships with our clients based on the continuous renewal of our contracts and expansion of the services we provide.

          Pricing models have evolved over the last few years. In the past, most of our contracts were based on capacity rental, where the client defined the number of workstations to be employed for a fixed price. Most of our inbound service contracts are now billed based on speaking time, where the client pays for each minute of conversation of our operators with customers. Other services are mostly priced on a pay-for-performance basis, where we either receive a combination of a fixed-rate fee plus a success fee or payments that are wholly performance-based. Typically, performance-based compensation is used in debt collection and telemarketing services.
          Our services can be rendered on a fully-outsourced or partially-outsourced basis. Partially-outsourced services may include providing our contact center infrastructure when clients desire to use their own employees or providing our human resources when clients have already invested in their own facilities.
          Nearly all of our contracts include Service Level Agreements that define performance requirements and minimum quality thresholds. Service Level Agreements are agreements between service providers and their customers that define, among other things, the services provided, the metrics associated with these services, acceptable and unacceptable service levels (e.g. speed of answer goals), liabilities on the part of the service provider and the customer in the case of non-performance, and actions to be taken in specific performance. The most common Service Level Agreement provision on inbound services is related to the time a customer should wait to be serviced. This is typically measured as the minimum percentage of phone calls that should be answered in a maximum time frame (e.g., an “80/20” Service Level Agreement provision requires that at least 80% of the calls will be answered in no longer than 20 seconds). With the increased complexity of outsourced services, more Service Level Agreement provisions are required by clients, such as service interruption, adherence to defined scripts, and even operator turnover. If we do not meet a Service Level Agreement provision, we may be liable for penalties or a price reduction of our services.
          Our clients are entitled to receive penalties and indemnifications from us when they face operational problems or damages resulting from an act of imprudence, negligence, gross negligence or willful misconduct by us in connection with the delivery of our services. These penalties, and consequently the respective amounts due thereunder, vary depending on the type and level of each failure. Hence, we cannot quantify an amount for these penalties in advance, since it is only possible to determine the nature and extent of those failures when a specific event occurs. Regarding our indemnification obligations, we have other contracts pursuant to which we may be required to pay the total amount of the damages incurred by a client, as calculated by the client, an arbitrator or a judge in a legal proceeding. As a result, we are unable to estimate the amount of these indemnifications, since such amount would be directly related to the nature and extent of the damages incurred by our clients and caused by us, our directors, employees or subcontractors. Our exposure in any of these circumstances could be significant.
          We are dependent on our contracts with our two largest clients, Telemar and Orbitall, which accounted for 64.5% and 17.4%, respectively, of our revenues for the year ended December 31, 2005.
Result Variance and Seasonality
          We experience variations in our results of operations primarily due to the timing of our clients’ Customer Relationship Management initiatives, such as customer acquisition and sales campaigns. For example, we experience higher activity in December, which is typically a month of higher sales volume and promotional activities for our clients.
          Our periodic results may also be impacted by the start of significant operations under a new contract or the termination of an existing one. The start of a contract may adversely affect our results, since we incur start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation. The termination of our existing contracts may also adversely impact our results, as we would incur increases in costs relating to the severance of our employees and the reallocation of our assets, as well as suffer lower utilization rates of our facilities.
          Another relevant factor that may impact our results is the practice of annual rate adjustments, usually related to past inflation. This practice is very common in Brazil and some of our contracts allow for rate adjustments on an annual basis while some of our costs (e.g., telecommunications, leased facilities) have periodic rate adjustments according to past inflation. If any significant client contract has its rate adjusted, our monthly results may be positively impacted in relation to the previous month. We are currently in negotiations with the labor union and any increase in our employees’ wages or benefits that may result with the conclusion of these negotiations may have an impact on our business until the contractual rate adjustments with our clients become effective. Our annual labor union negotiation typically results in compensation increases, which could take the form of percentage salary increase and/or one-time payment. In the event of the latter, our cash flow in a given period would be more acutely affected.
Human Resource Management
          We believe human resources are the key to the success of our business. Accordingly, we continuously refine our approach to hiring, training and managing qualified personnel at all levels of our organization, which we believe to be one of our core strengths. We had 49,554 employees at December 31, 2005.
          We offer classroom, online and on-the-job training programs for our employees, ranging from training regarding information about our clients and the products and services they offer to techniques of telephone-based sales and customer service. Once hired, each new operator receives on-site training, the duration of which depends upon the complexity of the services to be provided and the level of experience of such operator.
          We have developed specific training programs on telemarketing and debt collection techniques in connection with our performance-based compensation services, which aim to increase the productivity and quality of our employees’ performance. These training programs involve teaching our employees sales techniques and providing training on the products that they will be offering. With respect to debt collection services, our employees are specifically trained in different debt collection techniques. The methods adopted to evaluate employees working in our performance-based compensation services are designed to increase their performance.
          We also focus on employee retention. This effort is important since initial training costs, particularly for inexperienced and young recruits, is costly and time consuming. Moreover, better-qualified and more experienced operators generally achieve higher productivity levels and greater revenue per workstation.
          We have an aggressive internal employee promotion program. Our systems and tools allow us to track each operator’s performance using predefined indicators, such as punctuality, absence and productivity. These systems allow us to reward our best employees, and provide specific training for underachievers, resulting in greater productivity and reducing total human resources costs. We have incentive-based compensation programs for certain activities that are linked to the achievement of certain performance-based goals.
Facilities
          Our principal executive office, known as Passeio, is located in Rio de Janeiro, Brazil. This facility currently serves as the headquarters for senior management and the financial, information technology, human resources and administrative departments. Passeio also houses some contact center operations, with more than 3,700 workstations, and it is currently our largest facility with 21,880 square meters in size. We currently operate a total of 15 contact centers in seven different states, plus Brazil’s Federal District.
          We believe our existing facilities are adequate to meet current requirements and to accommodate minor expansions. Instead of maintaining extra capacity for future demands, we have opted for a strategy of high capacity utilization. In order to meet aggressive implementation requirements of new clients, we have developed a group of suppliers with standardized products and services, capable of quickly responding to our need for additional workstations or facility expansion. Furthermore, in locations such as São Paulo and Rio de Janeiro, where there is a higher likelihood of future growth from client demand, we seek to lease premises that allow for significant expansion, if necessary.
          We seek new locations where there are favorable workforce demographics, ample telecommunication and electricity services and easy access to transportation for employees. We also perform a cost-benefit analysis of every potential location in light of rental costs, setup/retrofit costs, local tax incentives, safety features, and the cost of future expansion.

          The following table sets forth additional information concerning our facilities at December 31, 2005:

					Lease Contract
Sites	State	# Work Stations	# Employees	Sq. Meters	Expiration
Passeio*	RJ	3,781	8,215	21,880	Sept. 30, 2010
Niterói	RJ	1,735	4,444	8,370	Dec. 31, 2009
Makenzie	RJ	1,326	2,733	9,019	Dec. 31, 2009
Assembléia	RJ	969	2,014	3,700	June 30, 2006
Antartica	SP	2,804	5,306	17,665	May 31, 2009
Paulista	SP	1,941	4,254	8,875	Dec. 31, 2006
Prado	MG	2,900	6,430	12,400	Dec. 31, 2009
Nova Lima	MG	128	232	977	May 14, 2007
C. da Pólvora	BA	1,465	3,760	12,917	Dec. 31, 2009
Comércio	BA	1,462	3,161	6,850	March 31, 2009
Borges de Mello	CE	2,478	5,721	12,685	Dec. 31, 2010
Príncipe	PE	938	1,611	2,766	Dec. 31, 2009
Boa Vista Nova	PE	317	631	1,586	Dec. 31, 2009
Porto Alegre	RS	206	570	500	Sept. 17, 2006
Distrito Federal	DF	70	133	180	May 14, 2007

Total		22,481	49,554	120,370

*	Includes both contact center operations and our headquarters.
Information Technology
          We have invested significantly in telecommunications and IT infrastructure and have focused on applying such investments to meet our clients’ requirements. We anticipate that it will be necessary to continue to invest in and develop new systems on a timely basis in order to maintain our competitiveness.
          We use industry-standard software and hardware from IBM, Microsoft, Sybase, Oracle and Cisco, among and others for operations and administrative functions, in addition to our own internally developed software and applications. For the purposes of interacting with our clients’ databases, we have implemented highly customized services. In some services, we also utilize systems and software developed by our clients.
          We have developed internal capability to design software services applicable to our business requirements. Our in-house software development team is comprised of approximately 40 technicians. We have successfully developed in-house systems that have resulted in a competitive advantage by allowing us to tailor our services as well as control and reduce our costs, particularly those costs related to employee productivity. See “—Our Strategy.”
          We utilize sophisticated technology for our business, from our telephony platforms (Avaya and Nortel) to our workstations, computer equipment (HP, Dell and IBM) and recorders, as well as productivity tools, such as predictive dialers, Interactive Voice Response, and automated call distributors. Our customer service professionals have the tools to initiate and efficiently handle millions of service interactions on a daily basis. Our telephony infrastructure, partnered with Telemar’s data and telephony network, provide several options when routing voice and data contacts throughout our different sites. These platforms support such features as voice over IP, or VoIP, best services routing, skills-based routing and schedule adherence.
Capital Expenditures
          The following table sets forth our capital expenditures for the periods indicated below:

	Year ended December 31,
	2005	2004	2003
	(in thousands of reais)
Telecommunications and IT systems	75,564	58,888	22,827
Improvements on third party assets	37,392	16,283	13,022
Furniture and fixtures	8,552	20,949	3,362
Other	7,188	6,550	3,013

Capital expenditures (Contax)	128,696	102,670	42,224
Capital expenditures in discontinued operations*	—	—	2,455

Total capital expenditures	128,696	102,670	44,679

*	Discontinued operations relate to data center activities. See Note 18 to our Consolidated and Combined Financial Statements.
          Our 2006 capital expenditure budget totals R$86,815 thousand. We plan to fund most of our capital expenditures with our current cash and cash equivalent levels and cash flows from future operations. We have budgeted approximately 43.8% of the 2006 capital expenditure budget to investments related to service volume growth, such as additional workstations and the establishment of new facilities, and the remaining 56.2% on general upgrade and quality improvements of our existing systems.
Sales and Marketing
          Our commercial efforts are focused on the largest Brazilian economic conglomerates, which we believe have the potential need for a significant number of outsourced services. As a result of this strategy, we channel virtually all of our sales efforts through our direct corporate sales force, consisting of eight key account managers, led by three commercial managers and supported by a team of eight professionals who are responsible for internal relationship maintenance and for supporting the key account managers on designing commercial proposals. The key account managers are classified into three groups: the first group focuses on the acquisition of new clients, the second focuses on expanding business with existing clients, and the third group focuses on expanding our service to a specific client in the credit card processing business.
          To support our direct sales efforts, we have a relationship marketing group. We promote events primarily to increase our relationship with clients and prospects and have occasionally sponsored sports, cultural and social development activities. We also engage in institutional advertising in segmented media.
          We recently created the Engineering Solutions division of our sales and marketing team in order to enable us to provide customized products for our customers. Based on our understanding of our customers’ needs and specific requirements, this division generates customized solutions using knowledge obtained from our experience with other customers. Furthermore, this division is responsible for managing the entire service delivery process, interfacing with various other areas of Contax.
          In connection with our new strategy of “Leadership in Execution”, we also identified the need for a sales and marketing division with two main responsibilities: (1) structuring and developing Contax’ service offerings, focused on three lines of services: Customer Service, Sales and Debt Collection; and (2) assisting our operational divisions in implementing best practices. To fulfill these needs, we created the Product Management division, structured around our three main lines of services. We employ approximately 60 professionals in this division.
          We occasionally enter in consortia with consulting or technology partners or with other competitors.
Insurance
          Our assets and liabilities of material value and high risk are currently covered by insurance policies maintained by Contax Holding and TNL Contax, which guarantee coverage for material damage and loss of revenue arising from such damage. In May 2006, TNL Contax obtained its own insurance policies in the amounts listed below, which it believes will be adequate for the nature and risks of its activities and sufficient to ensure the protection of its net worth and operational continuity.
          Our insurance policies comprise the following coverage, measured by the risks and nature of our assets:

Coverage Type	Amount Covered
Property damage	R$64,160 thousand
Business interruption	R$52,310 thousand
General liability	R$5,000 thousand
Directors and officers liability	U.S.$60,000 thousand
Intellectual Property
          We do not have any trademarks filed or registered under our name in Brazil. However, we use all of the “Contax” trademarks which were filed by TNL. TNL has 17 trademarks containing the word “Contax” filed with the Brazilian Institute for Intellectual Property (Instituto Nacional de Propriedade Intelectual), or INPI. Of these trademarks, seven are currently being opposed by third parties. However, these opposed trademarks are not linked to our core business or widely recognized in the Brazilian market as part of our identity. Hence, we are not significantly dependent on them and, as a result, even if such oppositions would cause us to lose the opposed trademarks, this would not have an adverse effect on our business and results of operations. All 17 trademarks will be assigned to us at no cost.
          There are currently seven domain names registered with the “Contax” name at the Center of Information and Coordination of Dot BR – NIC.BR (Núcleo de Informação e Coordenação do Ponto BR – NIC.br), the Brazilian institution responsible for registering domain names. Among them, there are two (www.contax-net.com.br, www.contaxt.com.br) registered under the name of Contax Holding, one (www.contax.com.br) registered under the name of TNL Contax and two (www.contax.net.br and www.contaxt.net.br) registered under the name of TNL. The domains registered by TNL will be assigned to us at no cost.
Item 4A. Unresolved Staff Comments
          Not applicable.
Item 5. Operating and Financial Review and Prospects
          The following discussion and analysis of our results of operations, financial condition and liquidity should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report.
Executive Overview
          We provide contact center services, such as customer care, telemarketing, technical support, customer retention, and debt collection. Our services vary based on the nature of the contact interaction (i.e., whether the contact is inbound or outbound), and are rendered through various communication channels, such as by telephone, web, mail, e-mail and fax. Our revenues are calculated based on a number of indicators, including the number of workstations, speaking time and performance targets, which vary in accordance with the type of service and contractual arrangements we have with our client.
          Our results are significantly impacted by the following factors, among others:
•	the acquisition or loss of a major client;

•	fluctuations in demand for our services;

•	our ability to pass through to our clients increases in costs;

•	our ability to efficiently manage our workforce productivity; and

•	success or failure with respect to our performance-based services.
Acquisition or Loss of a Major Client
          The acquisition or loss of a major client may have a significant effect on our results. Beginning operations under a new contract may adversely impact our results, since we have start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation. The termination of our existing contracts may also adversely affect our results, as we would incur costs to terminate employees and re-allocate assets, as well as suffer lower utilization rates of our facilities.
Fluctuations in Demand for Our Services
          The increase and decrease of services required by our major clients has a significant impact on our results, particularly as such fluctuations affect capacity utilization rates. The growth of our clients’ customer bases can increase the overall need for contact center services, such as customer service, telemarketing, collection and retention. If our clients’ customer bases erode or other events occur, such as increased automated customer service, a decrease in call volume and/or speaking time and, consequently, a decrease in our revenues could result.
Our Ability to Pass Through to Our Clients Increases in Total Costs
          Our ability to obtain rate adjustments to compensate for increased costs is a significant factor in our results. Our business is very labor intensive and personnel costs are among the key factors impacting our costs. These costs include wages, costs of employee benefits and payroll taxes. For 2005, personnel costs accounted for 78.4% of our total costs, while the remaining 21.6% represented costs associated with third-party services, depreciation and our facilities.
          Our annual collective labor negotiations involve the discussion of compensation and benefits. To protect against cost increases related to telecommunications, energy and our leased facilities as well as the impact of inflation, most of our contracts have annual rate adjustment clauses that allow for price increases to cover any such cost escalation. We may decide not to exercise the right to adjust prices fully in view of competitive conditions and/or other client relationship issues.
Our Ability to Efficiently Manage Our Workforce Productivity
          Our profitability depends largely on the productivity of our workforce. Workforce productivity involves both traffic planning, which consists of designing facilities and resources to meet user requirements, and corresponding workforce management.
          Inbound services, which represented 47.1% of our net revenues in 2005, are contracted mainly based on speaking time. Efficient traffic planning is key to the profitability of our services, by bringing the number of operators as close as possible to the levels required to deal with incoming call volume. An excess number of operators, based on an overestimated forecast, may cause us to lose profitability due to idle capacity. In contrast, if there are more incoming calls than originally forecasted, we may not have enough operators to deal with the additional call volume and we may be subject to Service Level Agreement penalties.
          Workforce management involves team scheduling that requires the use of sophisticated planning tools to determine the number of employees scheduled at each shift for each type of service, according to our forecast of call volume and speaking time per call, as well as complying with all labor regulations related to our services. We employ advanced planning and control software packages and have developed several systems that contribute to increased employee productivity. These systems include proprietary software that links payroll to employee login time and a company-wide intranet that measures individual and team performance indicators. A significant deviation in these performance indicators could have a material impact on our results.

Success or Failure with Respect to Our Performance-Based Services
          Approximately 25% of our net revenues in 2005 were derived from operations with performance-based revenues, which involve telemarketing and debt collection services. Performance targets include successful sales and collection percentages on bad debt, among other performance indicators. For example, if we are able to collect more money in a given month, our revenue for such debt collection services rendered can be significantly higher and thus more profitable. Our success or failure on such performance-based services can significantly impact our results in any given period.
Key Events in 2005
•	Effective January 1, 2005, all services which were provided by us to Tmar are now rendered on a fully-outsourced basis. Prior to such contract, we performed all contact center activities for Tmar, under various contracts, both on a fully outsourced as well as on a partially outsourced basis. Such partial outsourcing services were usually performed in facilities and with equipment owned by Tmar. Tmar was also responsible for all facilities costs such as general maintenance, electricity, etc. Also on January 1, 2005, all Tmar and Oi contracts underwent their annual price readjustments.

•	Our revenues increased by approximately 60% as a result of providing an expanded range of value-added services to Telemar on a fully outsourced basis and providing an expanded range of services and higher volume to our clients, as well as having completely implemented our contact center services agreement with Orbitall, which generated revenue for the full year of 2005.

•	In August 2005, the spin-off of our shares to shareholders of TNL was consummated. This spin-off was approved by the shareholders of TNL at a shareholders meeting of TNL held on December 29, 2005.
Critical Accounting Policies and Estimates
          In preparing our financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments, estimates and assumptions.
          The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain. Our estimates, including but not limited to the provisions for accounts receivable and contingent liabilities, may differ from the actual value of such assets or liabilities. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:
•	revenue recognition;

•	depreciation of property and equipment;

•	payroll and related accruals;

•	contingencies; and

•	deferred and recoverable income tax and social contribution.
Revenue Recognition
          We recognize revenues on an accrual basis at the time services are rendered, except with respect to some of our performance-based services, which we recognize upon their measurement and acceptance by our client. Most service contract revenues are calculated based on indicators such as quantity of workstations, speaking time and on performance targets. Revenues are calculated based on information available in our IT systems that relate to the volume of data services rendered to each client. Revenues related to our performance-based services are calculated based on data available in our and our clients’ IT systems. In addition, we usually allocate operation managers to review, reconcile and discuss such indicators with clients. Some revenue adjustments are recorded after discussions with such clients.
Depreciation of Property and Equipment
          We depreciate property and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets, such as five years for IT hardware and software and ten years for furniture and fixtures. Given the complex nature of our telecommunications and IT systems, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and practices in our business sector, which could cause early obsolescence of such systems.
          Management periodically reviews our long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring their impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is recorded if and when appropriate.
          We ceased recording the depreciation of the equipment of discontinued operations of TNext as of June 30, 2003, when we discontinued our data center operations and entered into contracts with HP and TNL in relation to such operations. See Note 18 of the Consolidated and Combined Financial Statements.
Payroll and Related Accruals
          Payroll and related accruals are the most significant costs of our operations, and are calculated and recorded on an accrual basis by our payroll system. Payroll and related accruals include wages and salaries, paid vacation, Christmas bonus (décimo terceiro salário or thirteenth salary), social security charges, executive profit sharing plan and employees’ payroll tax withholdings, most of which are defined by Brazilian labor law.
          For paid vacation provision, each employee is entitled to a 30-day calendar paid annual vacation, corresponding to 133.3% of a monthly salary. We record a monthly provision for paid vacations, until such benefit is paid (when employees effectively take their vacations). For the thirteenth salary payment provision, we record a monthly provision equal to 1/12 of each employee’s monthly salary until such benefit is paid. Fringe benefits, such as paid transportation and meal vouchers, are recognized as expenses on a monthly basis when provided to employees.
          Management’s executive profit sharing plan is performance-based on the achievement of several financial and quality targets of the company as well as individual employees’ targets, determined on an annual basis. This provision is recorded on a monthly basis and is recalculated at year-end based on our best estimate of targets attained, as set in the annual budget process, but the actual total amount is only final after being reviewed and approved by our Board of Directors.
Contingencies
          The preparation of our financial statements requires us to make estimates and assumptions regarding contingencies that affect our overall financial condition or relate to the changes in the real value of assets and liabilities at the date of the financial statements and accounting revenues and expenses during the reported period. Such contingencies include those related to the legal proceedings discussed in Note 15 to our Consolidated and Combined Financial Statements.
          Under U.S. GAAP, provisions for contingencies are recognized for the amounts of probable losses based on legal advice from our in-house and external legal counsel and management’s opinion of the outstanding contingent matters. We continuously evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact our estimates, which in turn could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provisions for contingencies are adequate, there can be no assurance that these factors will not change in the future.
          Labor Claims. Labor claim provisions in the total amount of R$24,001 thousand (U.S.$10,254 thousand), as of December 31, 2005, relate mainly to salary equalization claims (R$7,305 thousand (U.S.$3,121 thousand)), unpaid overtime salary (R$14,242 thousand (U.S.$6,084 thousand)), and the remaining R$2,454 thousand (U.S.$1,048 thousand) to various other factors (e.g., accidents and benefits, among others).
          Specifically with respect to the contract signed with Orbitall, all labor claims losses relating to the period prior to April 1, 2004 shall be reimbursed by Orbitall. We hired an independent legal advisor to estimate the potential losses considering the number of employees, payroll, turnover and precedents of labor claims. Based on such estimate, we provisioned a total amount of R$7,020 thousand (U.S.$2,999 thousand) to cover probable losses related to Orbitall. Due to the reimbursement clause of the contract mentioned above, we simultaneously recorded an asset in the same amount, thus not affecting the results of operations in 2005.
          Tmar and its subsidiary Oi are legally and contractually liable for any obligations involving claims filed by their former employees who worked in their contact center business prior to our spin-off to TNL’s shareholders. As of December 31, 2005, we had been served as co-defendant in 205 claims and recorded a provision for labor contingencies amounting to R$6,067 thousand (U.S.$2,592 thousand) as a balancing entry under the line item “Credits receivable-Telemar”. This provision will be written-off as these amounts are paid by TNL Contax and then reimbursed by Telemar.
          We have implemented a new provisioning policy with respect to our labor claims by which we compare the nature of a claim against judicial precedents set in cases of the same nature. If the precedent shows a trend according to which the outcome is expected to be favorable or unfavorable to us, we determine whether or not to make a provision before the matter is decided by a lower court. Prior to the implementation of this new provisioning policy, we would only make a decision as to whether or not make a provision only after we obtained a first ruling from a lower court. In contrast, our new provisioning policy allows us to anticipate, with some degree of certainty, the decision as to whether or not make a provision in connection with a labor claim.
          Tax Claims. Our total provisions for tax contingencies amount to R$4,852 thousand (U.S.$2,073 thousand) and relate to social security taxes (R$3,912 thousand (U.S.$1,671 thousand), as of December 31, 2005) owed to the National Institute of Social Security (Instituto Nacional de Seguridade Social), or INSS, and other provisions related to the mandatory contribution (R$940 thousand (U.S.$402 thousand), as of December 31, 2005) to the social security severance fund (Fundo de Garantia por Tempo de Serviço), or FGTS.
          We do not believe that the proceedings recorded as probable losses, if decided in a manner that is adverse to us, will have a material adverse effect on our financial condition. It is possible, however, that future results of operations could be materially affected by changes in our assumption, and the effectiveness of our strategies with respect to legal proceedings.
Deferred and Recoverable Income Tax and Social Contribution
          We record deferred tax credits arising from timing differences and tax loss carryforwards. These projections include several assumptions related to the performance of the Company, exchange rates, service volumes, tax rates and other factors that could differ from current estimates.
          There is no time limit for the use of tax loss carryforwards according to current Brazilian tax regulations. However, accumulated tax losses may offset no more than 30% of the taxable profit in any year.

Results of Operations
Results of Operations for the Year ended December 31, 2005 compared with the Year ended December 31, 2004
Continuing Operations

				Period over	Results as a
			Period over	period	percentage of net sales
	Year		period	percentage	for the year ended
	ended December 31,		change	change	December 31,
			Favorable	Favorable
	2005	2004	(unfavorable)	(unfavorable)	2005	2004
		(in thousands of reais)
Net operating revenues of services rendered	1,044,787	654,616	390,171	60	100	100
Cost of services rendered	(855,907)	(574,071)	(281,836)	(49)	(82)	(88)

Selling, general and administrative expenses	(59,742)	(46,790)	(12,952)	(28)	(6)	(7)
Other operating expenses, net	(12,098)	(1,055)	(11,043)	(1,047)	(1)	—

Operating income (loss)	117,040	32,700	84,340	259	(11)	5
Net financial income (expenses)	13,627	(4,662)	18,289	392	1	(1)
Non-operating income (expenses), net	235	—	235	—	—	—
Income tax and social contribution benefit	(50,387)	(11,568)	(38,819)	336	(5)	(2)

Net income	81,240	16,470	64,770	393	8	3

Net Operating Revenues of Services Rendered
          For the year ended December 31, 2005 net revenue increased by R$390,171 thousand compared to 2004, representing a growth of 59.6%, from R$654,616 thousand in 2004 to R$1,044,787 thousand in 2005. This increase is partially due to an increase of R$191,205 thousand in 2005 mainly due to the volume of these services that we rendered to our two biggest clients, Telemar and Orbitall and partially originated from higher value-added services offered to our clients. The remaining growth in revenues, in the amount of R$198,966 thousand, originates from a higher volume of services rendered to our clients, as follows: (i) R$60,379 thousand from higher volume of debt collection services; (ii) R$46,326 thousand from telemarketing services; (iii) R$12,899 thousand from retention services; (iv) R$12,969 thousand from technical support services; and (v) R$66,392 thousand from other services rendered.
          We operated an additional 4,974 workstations in 2005, representing a growth of 28.4%, from 17,507 workstations in 2004 to 22,481 in 2005. The average monthly revenue per workstation increased by 22.9% in 2005, from R$3,642 in 2004 to R$4,477 in 2005, mainly as a result of: (i) amendments made to our contact center services agreements providing for the readjustment of our fees; (ii) a higher volume of services rendered, such as in debt collection; and (iii) a new product mix offered to clients with higher value-added services.
Cost of Services Rendered
          Total cost of services increased by R$281,836 thousand in 2005, representing a growth of 49.1%, from R$574,071 thousand in 2004 to R$855,907 thousand in 2005. This increase is largely a result of the growth of our business and the higher volume of services rendered to our clients, since approximately 90% of our costs are variable and grows in line with every increase in the amount of work we do for our clients. Other significant factors that impacted the cost of our services in 2005 were: (i) the renegotiation of our 2004 collective bargaining labor agreement which resulted in a 5% increase in our payroll effective as of 2005 in the amount of R$14,632 thousand and (ii)

payments of amounts under our employee profit sharing plan, as well as one-time bonuses paid to our employees in 2005 in the amounts of R$11,365 thousand and R$10,428, respectively.
          Personnel expenses, including wages and salaries, benefits, training and other expenses are responsible for 78.4% of our costs of services and amounted to R$206,105 thousand in 2005. The remaining 21.6% are related to third party services, equipment maintenance, rentals, facilities, general expenses and depreciation costs.
          Depreciation increased by R$19,666 thousand in 2005, from R$22,241 thousand in 2004 to R$41,907 thousand in 2005. This increase was due to investments made in 2004 and 2005, totaling R$102,670 thousand and R$128,696 thousand, respectively, to support operational growth.
Selling, General and Administrative Expenses
          Total selling, general and administrative expenses increased by R$12,952 thousand in 2005, representing a growth of 27.7%, from R$46,790 thousand in 2004 to R$59,742 thousand in 2005. This increase was due to incremental costs related to business growth and support areas, such as personnel, legal, external audit, consulting, custodial and other specialized services, some of which are required for publicly-traded companies in Brazil and have been included in our expense structure as we transitioned from privately-held to a publicly-traded company.
Other Operating Expenses, Net
          Other operating expenses increased by R$11,043 thousand, from R$1,055 thousand in 2004 to R$12,098 thousand in 2005. This increase was due to: (i) a R$10,295 thousand increase in the provision for contingencies mainly from the growth in labor lawsuits filed against us during 2005; (ii) a R$596 thousand increase in Municipal Real Estate Taxes (IPTU) that we pay in connection with our leased facilities; and (iii) a R$153 thousand increase in other operating expenses, such as fines and taxes.
Net Financial Income (Expenses)
          Net financial income totaled R$14,352 thousand in 2005 compared to an expense of R$4,662 thousand in 2004. This increase was due to a R$20,775 thousand increase in financial income provided by interest on marketable securities, offset by an increase in expense of R$1,761 thousand resulting mostly from taxes and contributions over financial transaction (IOF and CPMF, respectively).
Non-operating Income (Expenses), Net
          During 2005, we sold some unused assets and recognized a loss from technological obsolescence of certain equipment that was no longer operational, resulting in non-operating income of R$235 thousand.
Income Tax and Social Contribution Benefit
          In 2005, we recorded income tax provisions of R$50,387 thousand, which represents (i) 34% of earnings before income tax, in the amount of R$44,753 thousand and (ii) tax effects in the amount of R$5,634 thousand related mainly to non-deductible fines, donations, gifts and sponsorships.
Net Income
          Net income increased by 393.3% in 2005, from R$16,470 thousand in 2004 to R$81,240 thousand in 2005. This increase was principally due to (i) an increase of 134.5% in our operating margin; and (ii) an increase of R$20,705 thousand in interest earned on excess cash held in time deposit accounts.

Results of operations for the Year Ended December 31, 2004 compared with the Year Ended December 31, 2003.
Continuing Operations

				Period over
			Period over	period	Results as a
	Year ended		period	percentage	percentage of net sales
	December 31,		change	change	for the year ended
			Favorable	Favorable
	2004	2003	(unfavorable)	(unfavorable)	2004	2003
		(in thousands of reais)
Net operating revenues of services rendered	654,616	410,690	243,926	59	100	100
Cost of services rendered	(574,071)	(334,751)	(239,320)	(71)	(88)	(82)

Selling, general and administrative expenses	(46,790)	(30,506)	(16,284)	(53)	(7)	(7)
Other operating expenses, net	(1,055)	(728)	(327)	(45)	—	—

Operating income (loss)	32,700	44,705	(12,005)	(27)	5	11
Net financial expenses	(4,662)	(2,141)	(2,521)	(118)	(1)	(1)
Income tax and social contribution benefit	(11,568)	18,676	(30,244)	(162)	(2)	5

Net income (loss)	16,470	61,240	(44,770)	(73)	3	15

Net Operating Revenues of Services Rendered
          Net revenue increased by R$243,926 thousand in 2004, representing a growth of 59.4%, from R$410,690 thousand in 2003 to R$654,616 thousand in 2004. Operations from new clients represented R$121,643 thousand of revenue growth in 2004. The remaining growth, in the amount of R$122,283 thousand, originated from higher volume of services rendered to our existing clients, consisting of: (i) a R$51,566 thousand increase in technical support services; (ii) a R$35,206 thousand increase in Oi’s customer service, due to its mobile subscribers’ growth; (iii) a R$20,929 thousand increase in operations from our client NET (cable TV); and (iv) a R$14,582 thousand increase in retention operations. Most of the growth resulting from the acquisition of new clients was due to our contract with Orbitall, signed in April 2004. In addition to this client acquisition, we also signed contracts with other new clients, including Xerox, Banco Panamericano (banking), Sul América (insurance), Aliança do Brasil (insurance) and Hipercard (credit cards).
          The number of our workstations increased by 4,600 in 2004, representing a growth of 35.6%, from 12,907 in 2003 to 17,507 in 2004. The average monthly revenue per workstation increased by 4.4% in 2004, from R$3,489 in 2003 to R$3,642 in 2004, principally because of our growth in high value-added services.
Cost of Services Rendered
          Total cost of services increased by R$239,320 thousand in 2004, representing a growth of 71.5%, from R$334,751 thousand in 2003 to R$574,071 thousand in 2004. This increase is largely related to (i) the increase in the volume of services rendered, with the corresponding cost increase, in the amount of R$190,750 thousand; (ii) transition and implementation costs for the new Orbitall operations, in the amount of R$24,121 thousand; (iii) the collective bargaining labor agreement, which was passed on to clients in subsequent months, in the amount of R$5,236 thousand; and (iv) tax payments related to a change in our method of calculating certain labor benefits, applied retroactively, in the amount of R$3,904 thousand. More than 90% of our cost of services is closely linked to our volume of business, most of which consists of personnel costs. As a result, we expect that increases in our service revenues will continue to produce increases in the costs we incur to provide such services.
          Depreciation increased by R$8,382 thousand in 2004, representing a growth of 60.5%, from R$13,859 thousand in 2003 to R$22,241 thousand in 2004. This increase was due to investments made in 2003 and 2004 to support operational growth and to meet new clients’ requirements. Investments made in 2004 included the establishment of three new contact centers in the cities of Rio de Janeiro, São Paulo and Salvador.

Selling, General and Administrative Expenses
          Total selling, general and administrative expenses increased by R$16,284 thousand in 2004, representing a growth of 53.4%, from R$30,506 thousand in 2003 to R$46,790 thousand in 2004. This increase was due to incremental costs related to business growth and support areas such as IT, administrative, human resources and finance, as well as an increase in our executive profit sharing plan.
Net Financial Expenses
          Net financial expenses increased by 117.7% in 2004, from R$2,141 thousand in 2003 to R$4,662 thousand in 2004. This increase was due to: (i) interest payments and a restatement in connection with the change in calculation of certain labor benefits as discussed above in the amount of R$1,249 thousand; (ii) taxes and contributions over financial operations (IOF and CPMF, respectively) related to business growth and other expenses related to bank charges in the amount of R$2,136 thousand; and (iii) R$864 thousand offset by financial income provided by interest on securities.
          Loans of TNL Contax in 2004 and 2003, which generated financial expenses, were due to discontinued operations and are discussed below.
Income Tax and Social Contribution Benefit
          In 2004, we recorded income tax provisions of R$11,568 thousand, which represents (i) 34% of earnings before income tax, in the amount of R$9,534 thousand and (ii) tax effects on permanent differences of R$2,034 thousand mainly related to our executive profit sharing plan.
          In 2003, we recorded an income tax credit of R$18,676 thousand. This was due to three main reasons: (i) 34% of earnings before income tax, in the amount of R$14,454 thousand; (ii) tax effects on permanent differences of R$3,728 thousand; and (iii) reversal of a valuation allowance relating to the TNext NOLs related to the years prior to 2003 in the amount of R$36,858 thousand, which will be used to offset future taxable income. Such tax credit included timing differences and tax loss carryforwards.
Net Income (Loss)
          Net income decreased by 73.1% in 2004, from R$61,240 thousand in 2003 to R$16,470 thousand in 2004. Net income decreased mainly as a result of the start-up cost of the new contract with Orbitall totaling R$24,121 thousand in 2004, as well as the tax credit recorded in the amount of R$36,858 thousand in 2003.
Discontinued Operations
          Discontinued operations shown on our financial statements relate to TNext’s data center operations, which were sold to HP in June 2003. They are discussed separately from our continuing operations, as required by U.S. GAAP. In 2005, there were no results from our discontinued operations.

	Discontinued operations
	Year ended December 31,
	(in thousands of reais)
	2004	2003
Net operating revenues of services rendered	—	10,181
Cost of services rendered	—	(32,038)

Selling, general and administrative expenses	(4,937)	(2,344)
Other operating expenses, net	(47)	(36,583)

Operating loss	(4,984)	(60,784)
Net financial expenses	(9,663)	(29,119)
Income tax and social contribution benefit	4,980	30,567

Loss	(9,667)	(59,336)

          Discontinued operations net losses decreased by 83.7% in 2004, from R$59,336 thousand in 2003 to R$9,667 thousand in 2004. These discontinued operations will neither impact our results in 2005, nor in the future.
          In 2004, discontinued operations generated a loss of R$9,667 thousand, due to: (i) financial expenses in the amount of R$9,663 thousand related mainly to inter-company loans; and (ii) R$4,984 thousand in costs for discontinued business; offset by (iii) R$4,980 thousand related to the tax credit related to the TNext NOLs in 2004. See Note 18 to our Consolidated and Combined Financial Statements.
          In 2003, discontinued operations generated a loss of R$59,336 thousand, derived from: (i) a provision in the amount of R$36,375 thousand to reflect the market value of a building historically recorded in our financial statements at a book value of R$53,586 thousand; (ii) financial expenses of R$29,119 thousand, mainly related to inter-company loans; and (iii) operational losses in 2003 in the amount of R$24,409 thousand, which were offset by a R$30,567 thousand tax effect related to such losses.
Liquidity and Capital Resources
          Cash and cash equivalents as of the end of 2005 and 2004 were equal to R$229,488 thousand and R$85,152 thousand, respectively. Following is a summary of the principal changes in cash flows during the past two years:
•	Net cash flows from continuing operating activities increased R$148,502 thousand, representing a growth of 208.0%, from R$71,387 thousand in 2004 to R$219,889 thousand in 2005. This increase was related primarily to growth of R$74,437 thousand of net income, related to the growth in volume of a new portfolio of services rendered to old clients and new clients and the increase of R$19,316 thousand of cash generated by advance of receipts from our operations rendered to clients in 2005. There was an increase of R$19,739 thousand in current liabilities payable to suppliers due to negotiations of extension of maturity dates.

•	Net cash flows used in investing activities increased R$8,173 thousand, representing a growth of 8.0% from R$102,670 thousand in 2004 to R$110,843 thousand in 2005. This increase includes the purchase of property and equipment in the amount of R$26,026 thousand and capital expenditures to support the growth of our operations, partially offset by the sale of some unused assets in the amount of R$17,853 thousand. Our operations continue to require capital expenditures mainly for capacity expansion due to business growth, as well as for technology upgrades and the replacement of obsolete assets.

•	Net cash flows from financing activities decreased R$78,822 thousand, representing a reduction of 69.1% from R$114,112 thousand in 2004 to R$35,290 thousand in 2005. One of the main reasons for such decrease in our net cash flows is explained by the fact that most of our net cash flows in 2004 resulted from a R$90,000 thousand increase in our capital and reserves provided by TNL in that year while there was no such similar capital increase for 2005. In 2005, there was an increase of R$32,062 thousand of long-term liabilities mainly due to the installments of property and equipment financed by financial institutions to support our operational growth. Moreover, in 2005 we distributed R$1,359 thousand in dividends with respect to the fiscal year ended December 31, 2004, as approved at our Annual Shareholders Meeting held in April 2005. At our Annual Shareholders Meeting held in April 2006, our shareholders approved the payment of R$13,432 thousand in dividends with respect to our fiscal year ended December 31, 2005, which was paid out to our shareholders in June 2006. We do not have any debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, or indirect contingent indebtedness.
          We believe that our current cash and cash equivalents levels and cash flows from operations will be adequate to meet anticipated working capital needs, continued expansion objectives and anticipated levels of capital expenditures for the foreseeable future. We do not have, and do not expect to need, any external sources of liquidity in the foreseeable future.
Contractual Obligations at December 31, 2005

	Payments due by period
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
		(in thousands of reais)
Capital (finance) lease	39,539	11,625	20,752	7,162	—
Operating lease (facilities)*	64,460	17,413	29,474	17,572	—

Total	103,999	29,038	50,226	24,734	—

*	Most of our facilities’ lease agreements can be terminated early, with one to six months’ prior notice, subject to a penalty equivalent to three times the monthly rent.
          At December 31, 2005, we had not incurred any additional contractual obligations.
Recent Developments
          In April 2006, our controlling shareholder, Telemar Participações, announced a corporate restructuring plan to simplify the shareholding structure of the companies that are currently directly or indirectly controlled by that company, or the Telemar Companies. As part of this restructuring process, the Telemar Companies will cease to have a defined controlling group, as three of the nine investors that currently own Telemar Participações will sell their holdings in this company to the public by means of a secondary public offering of their Telemar Participações shares. Also as part of this restructuring process, these nine investors will terminate their shareholders’ agreement in Telemar Participações. However, also as part of Telemar Participações’s restructuring plan, we will be spun-off again, so that we remain under the control of the nine investors that currently own Telemar Participações.
Item 6. Directors, Senior Management and Employees
          We are managed by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria). According to our by-laws, members of the Board of Directors are appointed by our shareholders and Executive Officers are appointed by the Board of Directors.
Board of Directors
          The Board of Directors is currently composed of nine regular members and nine alternates, each serving for a term of three years. The Board of Directors holds a regular meeting once every three months and holds special meetings when called by any member of the Board of Directors.
          In regard to the appointment of Directors, Brazilian corporate law and the CVM regulations provide the following:

(i)	holders of preferred shares representing at least 10% of the total capital stock of a company may appoint one member to the Board of Directors and its respective alternate;

(ii)	holders of common shares representing at least 15% of the total common shares with voting rights may appoint one member to the Board of Directors and its respective alternate; and

(iii)	if items (i) and (ii) above do not occur, holders of common shares and holders of preferred shares representing together more than 10% of the total capital of a company may jointly appoint one member to the Board of Directors and its respective alternate.
          Those rights may only be exercised by shareholders that prove their continuous share ownership during the last three months prior to our shareholders’ meeting.
          Brazilian corporate law determines that shareholders holding more than 5% of the our common shares are entitled to exercise cumulative voting rights (voto múltiplo) so as to increase their chances of electing at least one member to the Board of Directors. Under the cumulative voting process, each voting share is entitled to a number of votes equal to the number of Board seats being filled at the relevant shareholders’ meeting, such votes which can be cast to a single or more candidates. As a result of cumulative voting, controlling shareholders may be prevented from controlling all seats of the Board, while minority shareholders may be allowed to appoint at least one member of that body. Common shares participating in the cumulative voting process will not be counted for the purposes of appointing Board members in the circumstances described in (ii) and (iii) of the preceding paragraph.
          None of our directors have service contracts with Contax Holding or with TNL Contax providing for benefits upon termination of their employment.
          The current Board of Directors was last appointed at our Annual Shareholders Meeting held on April 18, 2006 and will serve until our Annual Shareholders Meeting, to be held in 2009.
          The following are the current members of our Board of Directors and their respective positions:

Name	Position
Carlos Francisco Ribeiro Jereissati	Chairman
Otavio Marques de Azevedo	Director
Luiz Eduardo Falco Pires Corrêa	Director
Ronaldo Iabrudi dos Santos Pereira	Director
Carlos Medeiros Silva Neto	Director
Eduardo Klingelhoefer de Sá	Director
José Luís Prola Salinas	Director
Sergio Mamede Rosa do Nascimento	Director
Isabel S. Ramos Kemmelmeier	Director
          The following are brief biographies of the members of our Board of Directors, all of whom have served as members of the Board since April 18, 2006, unless other wise noted:
          Carlos Francisco Ribeiro Jereissati. Mr. Jereissati, 60 years old, has been member of the Board of TNL since August 1998. He is also Executive Director and Chairman of the Board of Telemar Participações. Mr. Jereissati is President and Chief Executive Officer of the Jereissati Group (Iguatemi Shopping Malls and La Fonte Holding in the real estate and diversified industries), which is primarily engaged in the acquisition, development, ownership and management of income producing real estate of regional malls and mixed-use real estate complexes. Iguatemi Malls Co. is the largest developer and owner of shopping centers in South America. He served as a Member of the Board of the Bovespa, Vice-Chairman of the Board of Directors of Companhia Vidraçaria Santa Marina (Compagnie de Saint-Gobain, Paris, France) and Chairman of the Board of the Executive Council of Shopping Centers / Brazil (Associação Brasileira de Shopping Centers), or ABRASCE. Mr. Jereissati holds a degree in Economics from Mackenzie University-São Paulo.

          Otavio Marques de Azevedo. Mr. Azevedo, 55 years old, is currently the CEO of AG Telecom Participações, one of the major shareholders of Telemar Participações, and has extensive experience in the Brazilian telecommunications industry. He has served as Chairman of TNL and has been a member of TNL’s Board of Directors since 2003. He also worked as TNL’s Executive Vice President from August 1998 to February 1999. He was the Vice President of Telebrás from 1991 to 1993. He holds a B.Sc. in Electrical Engineering from Pontifícia Universidade Católica—Minas Gerais.
          Luiz Eduardo Falco Pires Corrêa. Mr. Corrêa, 46 years old, is currently TNL’s General Superintendent Officer, having been appointed in October 2002 after joining Oi as President in October 2001. He has previously worked at Transportes Aéreos Marilia—TAM, from 1982 to 2001, where he held several positions such as Production Manager and Vice President of Marketing and Sales. He holds a B.Sc. in Aeronautical Engineering from Instituto Tecnológico da Aeronáutica — ITA and has taken continuing education courses in marketing and finance at Fundação Getúlio Vargas in São Paulo.
          Ronaldo Iabrudi dos Santos Pereira. Mr. Pereira, 51 years old, is currently the President of TNL, having been elected in October 2002 after joining TNL as Vice-President of Operations (COO) in December 2001. He has served as a member of TNL’s Board of Directors since March 2004. Previously, he was the CEO of the Centro-Atlantic Railway in 1997 and a member of the Executive Committee of the Gerdau Group for 11 years. He has also worked at Fundação Dom Cabral (1984) and Acesita (1974). He holds a B.A. in Psychology from the Catholic University of Minas Gerais and has a masters degree in Organizational Management from the Université de Paris — Sorbonne, and in General Management from the Université de Paris—Dauphine where he also received a Ph.D. in Organizational Change.
          Carlos Medeiros Silva Neto. Mr. Neto, 33 years old, was elected to TNL’s Board of Directors in 2005. Mr. Medeiros is a partner of GP Investimentos S.A., which he joined in 1998. He is a member of the Board of Directors of Gafisa S.A., Lupatech S.A. and Kuala S.A. He was a member of the Board of Directors of Pegasus Telecom S.A. and Internet Group (iG) Inc, and was also an alternate member of the board of Tmar. He is also a member of the investment committee of GP Tecnologia Mutimercado Fundos de Investimentos em Quotas de Fundos de Investimento em Títulos e Valores Mobiliários. He was an international corporate finance group manager at Salomon Brothers Inc. in New York from 1994 to 1998. Mr. Medeiros holds a bachelor’s degree in Finance and Foreign Trade from New York University, and has completed the TGPM Program at Harvard Business School.
          Eduardo Klingelhoefer de Sá. Mr. Klingelhoefer de Sá, 46 years old, was elected to our Board of Directors in April 2006. He is also a member of the Board of Directors of TOTVS since 2005. In 1985, Mr. Klingelhofer de Sá started his career in the Brazilian Development Bank (BNDES) where he headed different departments. For nine years he managed BNDES’s financings of industrial plans projects and for ten years he structured risk capital transactions for the bank’s Variable Annuity Department. He has also structured seventeen Private Equities Funds and “start-up” companies, while he participated in some of the Investments Committees of these funds. He graduated from Universidade Federal do Rio de Janeiro where he received his bachelor’s degree in Mechanical Engineering (1983), and a specialization in economics (1986). He also has an MBA from the University of Warwick, England (1996).
          José Luís Prola Salinas. Mr. Salinas, 42 years old, was elected to our Board of Director in April 2006. He is a General Auditor of Banco do Brasil S.A. since September 2003 and regulate member of the Fiscal Council of Fundação Banco do Brasil e of the Administrative Council of Santos Brasil and alternate member of the Deliberation Council of Caixa de Previdência dos Funcionários do Banco do Brasil. He graduated from the Fundação Educacional do Oeste de Santa Catarina with a bachelor’s degree in Accounting (1987) and from Universidade Federal do Rio Grande do Sul e École dês Hautes Études Commerciales in Montreal, Canada with a doctorate in business administration (2001).
          Sergio Mamede Rosa do Nascimento. Mr. Nascimento, 52 years old, was elected to our Board of Directors in April 2006. In Seguros Aliança do Brasil he has served as CFO from October 1999 to March 2003. In Banco do Brasil S.A., he acted in different departments, such as: Chief of Socio-economic Studies Department; Chief of Finance Consulting Department; Executive Manager of BB-DTVM, while managing company’s funds and investments portfolio; and Executive Manager of the Corporate Finance Department. Mr. Nascimento has also acted as representative of Banco do Brasil S.A. on the Superior Council of its social security entity. He graduated in physics form the Universidade de Franca (1976) and concluded his MBA in Finance at Instituto Brasileiro de Mercado de Capitais (1991).
          Isabel S. Ramos Kemmelmeier. Mrs. Kemmelmeier, 31 years old, was elected to our Board of Directors in April 2006. In addition to that, she has worked at Opportunity Asset Management from July 1996 until March 2006, where she headed the Equity Research Department from 2003 until 2006. She also serves as member of the Fiscal Council of Light, Lojas Renner and AES Tietê. Previously, she was a member of the Fiscal Council of Eletrobrás, Eletropaulo, Usiminas, COMGAS, Telemig Celular and CRT Celular. She also served as a member of the Board of Directors of Eletrobrás. Mrs. Kemmelmier graduated from Pontifícia Universidade Católica-Rio de Janeiro in Civil Engineering, where she specialized in Production Engineering. She holds an MBA in finance from Instituto Brasileiro de Mercado de Capitais (IBMEC-RJ).
Executive Officers
          Our by-laws provide that the Board of Executive Officers shall consist of one President (CEO), one Chief Financial Officer (CFO), and up to three other officers. The Executive Officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time. The current Executive Officers were last appointed at our Board of Directors Meeting held on April 26, 2006 and will serve until the first Board of Directors meeting following the Annual Shareholders Meeting of 2009.
          The following are the Executive Officers and their respective positions:

Name	Position
Francis James Leahy Meaney	President (CEO)
Michel Neves Sarkis	Chief Financial Officer (CFO)/Investor Relations Officer
Humberto Aparecido Bortoletto	Officer
José Luiz Cardoso Albano	Officer
          Francis James Leahy Meaney. Mr. Meaney, 41 years old, is our founder and has been our CEO since our inception in 2000. He is active in various contact center industry organizations, including ABT (Brazilian Association of Telemarketing Companies) of which he is a Vice-President. Previously, he was a Vice President at Global Crossing Latin America in Miami from 1999 to 2000, General Manager for Conectel, the leading paging company in Brazil, from 1997 to 1999 and management consultant for various consumer products companies in Latin America between 1990 and 1997. He began his career at Credit Suisse First Boston in New York, where he worked from 1986 to 1988. He holds a B.A. in Economics from the University of Notre Dame and an MBA from Harvard Business School. He also completed the Advanced Management Program at INSEAD.
          Michel Neves Sarkis. Mr. Sarkis, 37 years old, has acted as our CFO since April 2001 and has been designated Investor Relations Officer in December 2004. Prior to joining us, he worked for five years as an auditor of PricewaterhouseCoopers from June 1990 to August 1995. He has also acted as Divisional Controller of Pepsi in Minas Gerais and Rio de Janeiro for more than two years, from August 1995 to November 1997, where he was responsible for the financial department. In November 1997, he was appointed General Manager of the Rio de Janeiro Division of Conectel Paging Company. In 1999, he went to Prosegur Brazil as General Manager of the Bahia and Espirito Santo Division. He holds a B.A. in Management from Universidade Federal do Espírito Santo and an Accounting degree from Faculdade Costa Braga —São Paulo and an MBA from Pontifícia Universidade Católica—São Paulo.
          José Luiz Cardoso Albano. Mr. Albano, 44 years old, has acted as our Executive Officer since May 2002. Prior to becoming our Operational Officer, he acted as our General Manager in Rio Grande do Norte for Tmar. Prior to that, he was responsible for the management of Tmar’s contact center in Fortaleza, which centralized its operations in seven states of the northeast region of Brazil. Previously, he worked as a contact center manager for Maxitel, a mobile operator in Belo Horizonte (from 1999 to 2000). He headed the department of Marketing and Services of the Minas Gerais branch office of Quatro A, a contact center company (from 1996 to 1999). Also, he worked at Cimentos Mauá (from 1987 to 1994). He holds a B.A. in Management from Faculdade Cândido Mendes and a B.A. in Marketing from Universidade Federal de Minas Gerais and in Human Resources from Fundação Getúlio Vargas-Minas Gerais.

          Humberto Bortoletto. Mr. Bortoletto, 48 years old, has acted as our Executive Officer since November 2000. From 1993 to 2000, he worked for the Human Resources and Franchising department of McDonald’s. Among his main achievements is the implementation of Compensation and Human Relations Management Programs, Researches of Opinion and Franchising Recruiting Programs in McDonald’s. He holds a specialized degree in Human Resources from Fundação Getúlio Vargas in São Paulo and a B.A. in Management from Instituto Municipal de Ensino Superior de São Caetano do Sul.
Fiscal Council (Conselho Fiscal)
          According to Brazilian corporate law, the Fiscal Council (Conselho Fiscal) of a company does not need to operate on a permanent basis. It shall only be installed, and its members elected, if so required by shareholders representing 10% of our common or 5% of our preferred shares outstanding. In such occasion, it shall consist of three to five effective members and respective alternates, elected at a shareholders’ meeting for a term ending on the Annual Shareholders Meeting following their election. At our Annual Shareholders Meeting held on April 18, 2006, our shareholders required the installation of our Fiscal Council and five members and respective alternates were elected to compose this body.
          The Fiscal Council shall operate in accordance with the relevant provisions set forth under Brazilian corporate law and in the company’s by-laws. Under such provisions, the Fiscal Council is a corporate body, independent from the company’s Board of Directors and Board of Executive Officers and from its independent registered public accounting firm. The Fiscal Council’s primary responsibility under Brazilian law is to monitor management’s activities, review the financial statements, and report its findings to the shareholders.
          Brazilian corporate law further establishes that the Fiscal Council may not contain members that are: (i) on the board of directors, (ii) on the board of executive officers, (iii) employed by us or a controlled company, and (iv) spouses or relatives of our management, up to and including the third degree of relationship. Under Brazilian corporate law, holders of preferred shares have the right to elect separately one member of the Fiscal Council. Also, under the Brazilian corporate law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council.
          Despite some apparent similarities to the U.S. audit committee as provided for under the Sarbanes-Oxley Act, a Fiscal Council established under Brazilian corporate law has not typically been considered equivalent or comparable to a U.S. audit committee formed according to the provisions of the Sarbanes-Oxley Act and the New York Stock Exchange, or NYSE, listing standards. The listing standard of the São Paulo Stock Exchange, where our shares are listed, does not require that companies listed with it form or maintain a permanent Fiscal Council or a comparable U.S. audit committee-type body. As a result, our Fiscal Council will not be upgraded to discharge the same responsibilities of a U.S. audit committee formed according to the provisions of the Sarbanes-Oxley Act and the NYSE listing standards.
          The following table indicates the persons elected to our Fiscal Council at our Annual Shareholders Meeting held on April 18, 2006, which shall serve as members of that body until the Annual Shareholders Meeting of 2007.

Name	Position
Ricardo Scalzo	Regular Member
Sergio Bernstein	Regular Member
Itamaury Teles de Oliveira	Regular Member
Allan Kardec de Melo Ferreira	Regular Member
Marcio Luciano Mancini	Regular Member
          Ricardo Scalzo. Mr. Scalzo, 55 years old, has been serving as a member of the Fiscal Council of Lojas Americanas, S.A. and ALL-America Latina Logística S.A. since their start-up. He is also an alternate member of the Fiscal Council of Telemar Participações, TNL and Tmar. Mr. Scalzo has also served as a member of the Fiscal Council of Brahma (AmBev) from 1992 to 2002. Mr. Scalzo started his career working for Arthur Andersen & Co. from 1974 until 1982, where he last held the position of Audit and Finance Consulting Manager. From 1982 until 1988 he worked for Banco Garantia S.A. as Corporate Affairs Manager. Since then, he has been acting as an independent consultant. Mr. Scalzo holds a bachelor’s degree in Physics from the Universidade Federal do Rio de Janeiro (1974).
          Sergio Bernstein. Mr. Bernstein, 69 years old, was elected a member of the Board of Directors of TNL in 2001 and has served on the Board of Directors of the Jereissati Group since 1990. From 1988 until 1990 he served as Vice-President and member of the Management Council of Fenícia Group. His career started as a trainee at General Electric (GE) of Brazil in 1961. In GE of Brazil he held various management positions until he became the Vice CFO in 1984. Mr. Bernstein holds a Civil Engineering degree from the Universidade Federal do Rio de Janeiro (1959).
          Itamaury Teles de Oliveira. Mr. Oliveira, 51 years old, serves as substitute member of the Board of Directors of Companhia de Tecidos de Minas Gerais until 2007. In Companhia Energética de Minas Gerais, he served as a member of the Fiscal Council until 2006. In the Brasília headquarters of Banco do Brasil S.A., Mr. Oliveira has held high positions advising the bank’s top management and vice-presidency. After relocating to Belo Horizonte, he continued working for Banco do Brasil S.A. as General-Manager of various branches of that bank until where he retired. Mr. Oliveira obtained bachelor’s degrees from the Business School of Universidade Federal de Minas Gerais and Faculdade Milton Campos Law School. He also has a MBA from Universidade Federal de Minas Gerais and many other executive programs in Finance (Universidade do Distrito Federal), Marketing, Tax Law, Quality and Competitiveness from Universidade Federal de Minas Gerais, and a specialized MBA for High Executives from Fundação Dom Cabral. He was a professor at Universidade Federal de Minas Gerais and Universidade de Juiz de Fora, among other schools, and at Banco do Brasil, where he lectured on executive programs.
          Allan Kardec de Melo Ferreira. Mr. Ferreira, 56 years old, was appointed to TNL’s Fiscal Council on April 2004. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais—DER-MG), the Belo Horizonte Traffic Department (Empresa de Transporte e Trânsito de Belo Horizonte—BHTRANS), the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and Anatel. He holds a degree in law from the Pontifícia Universidade Católica de Minas Gerais (1970), in addition to having participated in several extension courses in Foreign Trade, in particular Export Services, at Foreign Trade Center Foundation (Fundação Centro de Comércio Exterior—FUNCEX), Fundação Dom Cabral, Foreign Trade Ministry, and Construtora Andrade Gutierrez.
          Marcio Luciano Mancini. Mr. Mancini, 33 years old, was appointed to TNL’s Fiscal Council on April 2006. He also serves as member of the Fiscal Council of FOSFERTIL, COPEL, Lojas Renner, COMGAS and ACESITA. Previously, he was a member of the Fiscal Council of Lojas Americanas, AES Tietê and AES Sul. Mr. Mancini holds a Business Administration degree from Fundação Getúlio Vargas. He started his career at BMS Partners Serviços Financeiros and has also worked as portfolio manager at Hedging-Griffo Asset Management.
Compensation of Directors, Executive Officers and Fiscal Council Members
          For the year ended December 31, 2005, the aggregate amount of compensation, including cash and benefits in kind, paid by Contax to all of its directors and executive officers was approximately R$3,531 thousand. Contax is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its directors, officers or fiscal council members on an individual basis.
Share Ownership
          The members of Contax Holdings’s Board of Directors and Fiscal Council together own less than 0.01% of Contax Holding’s common shares or total capital stock. None of our executive officers are shareholders.
          We do not currently provide for an employee stock option plan.

Employees
          On December 31, 2005, we had a total of 49,554 employees and 348 trainees distributed among the following locations:

City/State	Employees	Trainees
Rio de Janeiro/RJ	12,962	61
Niterói/RJ	4,444	5
São Paulo/SP	9,614	42
Salvador/BA	6,921	149
Recife/PE	2,527	4
Fortaleza/CE	5,721	78
Belo Horizonte/MG	6,662	8
Porto Alegre/RS	570	1
Brasília/DF	133	—

Total	49,554	348

          The employees are distributed between our administrative (8%) and operational (92%) areas.
          Approximately 38% of our employees are members of the telecommunications company workers and switchboard operators unions. These unions represent the employees’ professional category and are affiliated with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. The base date for the collective labor bargaining agreement for the category is May, at which time salary adjustments are negotiated. The conditions of the collective labor bargaining agreement are negotiated annually and in a centralized manner with Fittel and the unions of the states where we have operations. These negotiations are carried out between union representatives and a team of experienced negotiators from TNL Contax. We expect to renegotiate our annual collective labor bargaining agreement at the end of 2006.
          We maintain a courteous and professional relationship with the union representatives and invite them to visit our sites on a regular basis to show the labor condition improvements that we continue to make for our employees.
          We have a Collective Agreement for Flexible Working Hours (Overtime Bank) applicable to all of our employees. We believe we have a good relationship with all our employees and labor unions.
Employee Benefits
          We provide the following benefits to our employees: (i) medical plan; (ii) dental plan; (iii) life insurance; (iv) food program for employees who work more than four hours per day; (v) meal program for employees who work more than eight hours a day; (vi) transportation; (vii) discount plan with certain pharmacies; (viii) funeral expenses plan; and (ix) daycare assistance. Officers, managers and coordinators are also entitled to mobile telephones with monthly credits varying from R$60 to R$120.
Career and Salary Plan
          In order to remain competitive in the market and maintain our remuneration structure in line with our goals of employee satisfaction and rewarding individual performance, we are revising our Career Plan which we expect to implement in the second half of 2006.
          Employees assigned to some of our operations, such as telemarketing, retention, debt collection units and Orbitall operations are eligible for variable remuneration, linked to the achievement of individual as well as collective goals.
          All employees are eligible for the Company’s profit sharing plan which is linked both the Company’s performance and to individual goals set annually.

Outsourcing
          To meet the seasonal needs of our customers or to perform fixed-term assignments, we will occasionally engage certain service companies to outsource a part of our operational workforce. This outsourcing is usually higher during peak economic activity periods such as December. At December 31, 2005, we had 1,900 outsourced operators. See “Item 4. Information on the Company — Result Variance and Seasonality.”
          We also engage service companies to provide services related to our secondary activities, such as janitorial services, security, elevator attendants, office boys and help desk. At December 31, 2005, we used the services of approximately 1,400 outsourced workers.
Workplace Health and Safety
          As required by law, we maintain two workplace health and safety programs: the occupational health program (Programa de Controle Médico de Saúde Ocupacional), or PCMSO, and the workplace risk prevention program (Programa de Prevenção de Riscos Ambientais), or PPRA. In addition, we maintain a safety-at-work program, called Internal Commission for the Prevention of Accidents (Comissão Interna de Prevenção de Acidentes), or CIPA. We also carry out ergonomic and noise dosimetry studies and have a workplace exercise program to help prevent work-related injuries.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
          We have two classes of share capital outstanding, common shares and preferred shares. Only the common shares have full voting rights. The preferred shares have limited voting rights in connection with certain matters. See ”Item 10. Additional Information – Memorandum and Articles of Association – Voting Rights.”
          The following table sets forth the information concerning the ownership of our common shares by Telemar Participações and by other shareholders holding five percent or more of our common shares, as of March 31, 2006. Except for the shareholders listed below, we are not aware of any other shareholder owning more than five percent of common shares. None of the major shareholders listed below have any different or special voting rights attached to their shares.

	Number of	Percentage of
	common	outstanding
Shareholders	shares owned	common shares
Telemar Participações S.A.	68,504,197	53.78
Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI	6,754,850	5.30

Total	75,259,047	59.08

          The following table sets forth, as of December 31, 2005, information concerning the ownership of the common voting stock of Telemar Participações.

	Number of	Percentage of
	common	outstanding
Telemar Participações shareholder	shares owned	common shares
BNDES Participações S.A. — BNDESPar	858,225,280	25.000
Fiago Participações S.A.	683,147,324	19.900
Lexpart Participações S.A.	352,730,590	10.275
L.F. Tel S.A.	352,730,590	10.275
Asseca Participações S.A.	352,730,590	10.275
AG Telecom Participações S.A.	352,730,590	10.275
Brasil Veículos Companhia de Seguros	171,645,056	5.000
Brasil Cap Capitalização S.A.	171,645,056	5.000
Fundação Atlântico de Seguridade Social	137,316.044	4.000

Total	3,432,901,120	100.000

Telemar Participações Shareholders’ Agreements
          On July 28, 1999, certain shareholders of Telemar Participações signed a shareholders’ agreement. The shareholders’ agreement outlines: (i) the requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of an assignment and subscription of shares of Telemar Participações; (ii) the conditions which would constitute a burden on the shares or subscription rights; and (iii) the withdrawal rights in the case of an assignment of shares of Telemar Participações in the event of a transfer of control of the shareholder.
          On August 3, 1999, the shareholders of Telemar Participações signed a second shareholders’ agreement. The second shareholders’ agreement outlines: (i) the rules in regard to voting rights during the shareholders’ meetings of Telemar Participações which deal with matters related to the management of Telemar Participações; (ii) the special procedures and quorum requirements for the approval of certain corporate resolutions by management; (iii) the holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of Telemar Participações, TNL and Telemar; (iv) the installation of the executive committee responsible for giving support to the Board of Directors; (v) the rules for the reelection of the members of the Board of Directors and Executive Officers; and (vi) the guidelines for transactions entered into between and among Telemar Participações, TNL and its subsidiaries.
          Because of regulations of the telecommunications sector that restrict one’s simultaneous participation in the control group of two or more telecommunications companies in Brazil, the voting rights of some of Telemar Participações’ shareholders, Fiago and Lexpart, as applied to that company’s investments in TNL, are currently suspended by Anatel, as they also hold an interest in the control group of other telecommunications companies. As Contax Holding is not a regulated telecommunications company, the participation of those investors in the control of other telecommunications companies (in addition to their participation in the control group of Tmar and Oi via TNL and Telemar Participações) may not prevent them from exercising their rights under the Telemar Participações shareholders’ agreement as applied to Contax Holding.
Holders of ADSs
          In the United States, the preferred shares trade in the form of American Depositary Shares, ADSs, each representing one preferred share, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners of ADSs from time to time. Our ADSs are not listed on any stock exchange in the United States.

Related Party Transactions
     Set forth below is a description of the related party transactions that are material to us. Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders. For further information about transactions with related parties see Note 17 to our Consolidated and Combined Financial Statements as well as to our interim consolidated financial statements.
Telemar/Contax Contracts
     We are a party to two main related party agreements with the Telemar entities (our main client encompassing Tmar and its wholly-owned subsidiary Oi, both of which are indirectly under common control with us): (i) an agreement related to contact center services provided by us to both Tmar and Oi, on a fully-outsourced basis, and (ii) an agreement related to telecommunications services provided by Telemar to us. Such agreements were executed on November 30, 2004 and duly approved at Tmar’s Extraordinary Shareholders’ Meeting on December 17, 2004.
     Prior to such contracts, we performed all contact center activities for Telemar, under various contracts, both on a fully-outsourced as well as on a partially-outsourced basis. Such partial outsourcing services were usually performed in facilities and with equipment owned by Telemar. Telemar was also responsible for all facilities costs such as general maintenance and electricity.
     The total amount of our net operating revenues derived from Tmar and its subsidiaries (Oi and Telemar Internet) was R$674.0 million in 2005 and R$420.7 million in 2004, representing 64.5% and 64.3%, respectively, of our total revenues in those years. Our relationship with Telemar is currently represented by several distinct and independent services, such as customer services for Telemar’s fixed line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile users, technical support for broadband subscribers, and debt collection services.
     Telemar, in turn, is our main telecommunications services provider (fixed-switched telecommunication service, mobile services, long distance/toll-free, data, and other services) and, most importantly, provides such services, directly or through us, to some of our clients, at their option. The total amount paid to Telemar and its subsidiaries for these services was equal to R$8,486 thousand in 2005, R$4,016 thousand in 2004, and R$1,010 thousand in 2003, or 1.0%, 0.6%, and 0.3% of the total costs of our services rendered and operation expenses in 2005, 2004, and 2003, respectively. While Telemar currently provides most of our telecommunications services, if it were to become unable or unwilling to provide these services, we believe that we would be able to obtain such services from another provider with a minimum of disruption to our business.
     We also have contracts to provide contact center services to Brasil Cap and Brasil Veículos, both shareholders of Telemar Participações (our controlling shareholder), which provide annual revenues of R$2,699 thousand and R$4,481 thousand, respectively, as of December 31, 2005.
Facilities Lease Agreements
     Some of our facilities are located on real estate that is leased from related parties. Most of such related party lease agreements are with Telemar. Lease expense for all related party lease agreements totaled R$396 thousand, R$484 thousand, and R$327 thousand in 2005, 2004 and 2003, respectively. Prior to the signing of the full outsourcing contract with Telemar, Contax occupied Telemar’s real estate in order to fulfill its contract without the corresponding lease expenditures.
Sale of TNext Building
     On November 30, 2004, Tmar entered into a call option agreement with Contax concerning a building, whereby Tmar was entitled to acquire this asset for R$17,211 thousand, as determined by an independent appraisal report. Such agreement was part of the discontinuation of the data center services previously rendered by TNext. In addition, such building was constructed on a plot of land owned by Tmar. In January 2005, such call option was exercised and this asset was sold to Tmar as agreed.
Transactions with our Board of Directors or Executive Officers
     None of the members of our Board of Directors or Executive Officers, or any close member of their respective families, has or has had any direct interest in any transaction effected with us which is or was unusual in its nature or conditions, or significant to our business.
     As of December 31, 2005, no outstanding loans or guarantees have been made to the members of the Boards of Directors or Executive Officers or the Fiscal Council, or any close member of their respective families.
Item 8. Financial Information
Consolidated Statements and Other Financial Information
     See “Item 18. Financial Statements.”
Legal Proceedings
General
     We are party to a number of legal actions arising from our regular course of business. Although the amount of the global liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition and results of operations. We are subject to contingencies with respect to tax, labor and other claims. The composition of our contingency provisions is as follows:

	At December 31,
	2005		2004		2003
	(in thousands of reais)
Nature
Labor	24,001	*	8,576	*	747
Tax	4,852		1,966		1,818
Civil	64		314		260

Total	28,917		10,856		2,825

*	Includes R$7,020 thousand provision related to former Inovação employees at December 31, 2005 and December 31, 2004 and R$6,067 thousand provisions related to former Tmar employees at December 31, 2005.
Labor
Judicial
     As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees, labor unions and the Labor Public Prosecution Office (Ministério Público do Trabalho). We have established what we believe to be an adequate reserve to cover these claims.
     As at December 31, 2005, we were involved in approximately 1,200 employment-related legal proceedings. The total estimated amount involved in these proceedings is R$75,537 thousand, as follows:

As of December 31,
2005
(in thousands of reais)
Types of risk*
Probable	24,001
Possible/Remote	51,541

Total	75,542

*	The types of risk have been determined by our management, based on the opinion of external legal counsel and existing legal precedents.
     Most of these proceedings relate to claims for: (i) overtime; (ii) salary equalization; (iii) continuity of service; and (iv) damages, pain and suffering.
     There has been a lawsuit filed by the São Paulo State Labor Prosecution Office against contact center service providers and their clients, principally financial institutions, alleging that such clients are not allowed to outsource their contact center services, since this is allegedly an activity strictly related to those clients’ core business. This lawsuit argues that activities directly related to the core business of a company cannot be outsourced. There is some jurisprudence consolidated by the Superior Labor Court a few years ago regarding this matter. However, due to the fact that this jurisprudence is not uncontroversial, the market cannot ascertain with confidence what are the activities that are (or not) directly related to a company’s core business and which cannot, therefore, be outsourced.
Administrative Proceedings
     As at December 31, 2005, approximately 53 notices of alleged violations of labor laws were pending against us. The amounts involved in such notices of infraction depend on the type of violation, the number of employees involved, and whether the alleged violation is a first time offense. Until December 31, 2005, in order to file administrative appeals, we performed judicial deposits in the approximate amount of R$931 thousand (U.S.$398 thousand), in connection with fines regarding three administrative proceedings; and R$605 thousand (U.S.$258 thousand), concerning 92 other administrative proceedings that we lost at the lower administrative level. We have disputed all these notices of infraction before the administrative authority and are awaiting a final decision in these administrative proceedings. Nevertheless, if such decisions are not favorable to us in administrative courts, we are allowed and intend to seek the judicial courts in order to request not only annulment of any and all debts assigned to us by the administrative courts, but also reimbursement for administrative appeals filed on the contingency of payment.
     Since we classify the risk of loss of these notices of infractions as being “possible,” we have not included them, nor the amounts deposited in connection with fines, as part of our contingent liability.
     The notices of infractions of alleged labor violations relate mainly to the following alleged infractions: (i) failure to present documents to the labor inspectors; (ii) failure to grant rest breaks; (iii) noncompliance with workplace health and safety rules; (iv) failure to pay administrative fines; (v) secondary liability; and (vi) late payment.
     Under Brazilian law, if a company has more than 100 employees, two to five percent of its employees must be rehabilitated social security beneficiaries or qualified persons with disabilities. Because of our inability to meet this quota, in September 2002 we entered into a Conduct Adjustment Term (Termo de Ajuste de Conduta), or the Commitment, with the Attorney General for Labor, under which we were granted a period of three years to meet the hiring quota. However, even though we implemented a program aimed at hiring rehabilitated social security beneficiaries and persons with disabilities, the positions available could not be filled. Pursuant to the terms of the Commitment, therefore, we have been sending reports at every six months to the Office of the Attorney General for Labor and the Regional Labor Office to show that positions have been made available to meet the quota.

Tax
Service Tax (ISS) — Municipality of Niterói
     The tax authorities of the Municipality of Niterói, State of Rio de Janeiro, assessed us approximately R$8 million for failure to comply with the requirements to obtain a tax benefit for the reduction of the ISS tax rate. According to tax authorities, this specific ISS tax benefit is granted only if a company maintains at least 10% of persons with disabilities in its payroll. We presented defenses against these assessments arguing that the law allows the ISS tax rate reduction benefit when the taxpayer reserves 10% of its payroll to persons with disabilities. We argue that the effective placement of disabled people is not a requirement for the tax benefit.
     Our legal counsel has advised us that the probability of loss is “possible” in this dispute and, therefore, this amount has not been provisioned in our balance sheet.
     We are still waiting for a final resolution on these assessments.
Civil Litigation
     We are subject to 42 civil claims. There are only five claims in an amount greater than R$50 thousand, all arising from accidents suffered by employees at work or diseases alleged to be derived from it.
     The two highest claims filed against us are for R$1,000 thousand (U.S.$427 thousand) and R$214 thousand (U.S.$91 thousand), respectively. These claims relate to two distinct lawsuits brought by former employees. In the first lawsuit the employee alleges to have acquired hearing deficiencies as a result of the work she performed for us. The plaintiff has filed a labor claim against us requesting indemnification based on the same grounds she is relying upon in the civil lawsuit, which the labor court denied. Our external legal counsel believes that the chances of an unfavorable outcome to us in the civil lawsuit are “possible.” The second lawsuit is brought by a former employee who alleges to have acquired damage to her vocal cords also as a result of the work she performed for us. As of December 31, 2005, our counsels believed that the chances of our loss in the second claim were “probable” and likely to reach R$64 thousand.
Policy on Dividend Distribution
     The preferred shares are entitled under our by-laws to receive, to the extent of available distributable profits and reserves, a non-cumulative preferred dividend in an amount equal to the greater of (i) six percent per year on the amount resulting from the division of the subscribed capital by the total amount of our shares, and (ii) three percent of the equity value of the share, or the Preferred Dividend. To the extent there are additional distributable profits, we are also required to distribute to all shareholders an amount equal to at least 25% of the adjusted net income, or the General Dividend, determined in accordance with Brazilian corporate law. Our obligation to pay General Dividends to holders of preferred shares will be met inasmuch as a Preferred Dividend is paid. Payment of General Dividends may be limited to the net realized income for the year, provided that the difference is recorded as unrealized reserve. Net income recorded in unrealized income reserve, when realized and as long as not offset by losses for subsequent years, should be added to the first dividend declared after realization. We may also make additional distributions to the extent of available distributable profits and reserves. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital. See “Item 10. Additional Information — Memorandum and Articles of Association — Allocation of Net Income and Distribution of Dividends.”
Significant Changes
     See “Item 5. Operating and Financial Review and Prospects.”

Item 9. The Offer and Listing
Information Regarding the Price History of the Stock to Be Offered or Listed
     The principal trading market for the preferred shares is Bovespa. As of December 31, 2005, we had approximately 1.34 million shareholders.
     The preferred shares commenced trading separately on the Bovespa on August 2005. The following table sets forth the reported high and low closing sale prices for preferred shares on the Bovespa for the periods indicated, adjusted for dividends and interest on capital.

	Reais per 1,000
	Preferred Shares
	High	Low
2005
3rd Quarter	1.58	1.25
4th Quarter	2.86	1.39
2006
1st Quarter	3.20	2.50
January	3.20	2.83
February	3.14	2.90
March	2.99	2.50
April	2.90	2.26
May	2.45	1.64
June (through June 12, 2006)	1.99	1.77

Source: Bloomberg
     In the United States, the preferred shares trade in the form of ADSs, each representing one preferred share, issued by the Depositary pursuant to a Depositary Agreement among the Company, the Depositary and the registered holders and beneficial owners from time to time of ADSs. As of May 31, 2006, there were 50.3 million ADSs outstanding. The following table sets forth the reported high and low closing sales prices for ADSs for the period indicated.

	U.S. dollars per ADS
	High	Low
2005
3rd Quarter	0.75	0.48
4th Quarter	1.24	0.55
2006
1st Quarter	1.40	1.05
January	1.40	1.15
February	1.39	1.20
March	1.35	1.05
April	1.33	1.02
May	1.15	0.70
June (through June 12, 2006)	0.83	0.71

Source: The Bank of New York ADR Inform
Trading on the Brazilian Stock Exchanges
     In May 2000, the nine Brazilian stock exchanges merged to create the Bovespa. Since the merger, private equity and debt have been traded only in Brazil on the Bovespa. Brazilian federal, state and municipal public debt have been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange.
     There are no specialists or market makers for Contax Holdings’ shares on the Bovespa.
     The Bovespa is a non-profit entity owned by its member brokerage firms. Trading on the Bovespa is limited to member brokerage firms and a limited number of authorized non-members. The Bovespa has two open outcry trading sessions each day from 11:00 a.m. to 6:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are normally from 10:00 a.m. to 5:00 p.m., São Paulo time, to closely mirror the NYSE trading hours.
     Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the Bovespa and on the National Electronic Trading System (Sistema Electrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges.
     On September 20, 1999, the Bovespa launched the so-called “After Market”, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. Trading in the After Market takes place from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers. All stocks traded during the regular trading session of the day may be traded on the After Market. However, only cash market trading via the Bovespa’s electronic trading system is allowed. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. The maximum variation allowed for stock prices on the After Market, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.
     In order to better control volatility, the Bovespa adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the Bovespa fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.
     Settlement of transactions on the Bovespa is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Bovespa is the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia S.A.), or CBLC, which is controlled mainly by member brokerage firms and banks that are not members of that exchange.
     Trading in securities listed on the Bovespa may be executed off the exchanges in certain circumstances, although such trading is very limited.
     The Bovespa is significantly less liquid than the NYSE or other major exchanges around the world. As of December 2005, the aggregate market capitalization of the 381 companies listed on the Bovespa was equivalent to R$1,128 billion and the 10 largest companies listed on that exchange represented approximately 52% of the total market capitalization of all listed companies. In contrast, as of December 2005, the aggregate market capitalization of the nearly 2,800 companies listed on the NYSE was U.S.$21.4 trillion and the 10 largest companies listed on the NYSE represented approximately 11.1% of the total market capitalization of all listed companies. The average daily trading volume of Bovespa and NYSE for December 2005 was approximately R$1,783 million and U.S.$55,168 million, respectively. Although any of the outstanding shares of a listed company may trade on the Bovespa, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.
     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2005, the monthly trading volume on the Bovespa averaged approximately U.S.$12.0 billion.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders.”
Regulation of the Brazilian Securities Market
     The Brazilian securities markets are regulated by the CVM, which has authority over the stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (i) Law no. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets; (ii) the Brazilian corporate law; and (iii) the regulations issued by the CVM, the Conselho Monetário Nacional, or CMN, and the Brazilian Central Bank. (collectively, the Securities Laws).
     Under Brazilian corporate law, a company is either public, a companhia aberta, such as Contax, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with CVM may have its securities traded either on the Bovespa or in the Brazilian over-the-counter market. Shares of companies listed on the Bovespa may not simultaneously trade on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Bovespa, a company must apply for registration with the CVM and the Bovespa. Once the Bovespa has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the Bovespa.
     The trading of securities on the Bovespa may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended at the initiative of the Bovespa or the CVM, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the Bovespa.
     The trading of shares is prohibited under certain circumstances as follows: (i) trading by the company of its own shares; (ii) trading by the company’s controlling shareholders, officers, directors or members of any technical or advisory body established pursuant to its by-laws; (iii) trading by persons who, as a result of their position, title or relationship with the company, have knowledge of the impending disclosure of a material event; and (iv) trading by the persons listed under (3) above during the 15-day period before the disclosure of the company’s quarterly and annual financial statements.
     The Brazilian securities markets are principally governed by the Securities Laws, as well as by regulations issued by the CVM and the CMN. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.
     Recent changes approved to Brazilian corporate laws and regulations increased the rights of minority shareholders, including holders of preferred shares, by granting them restricted voting rights. The amended Brazilian corporate law also granted more regulatory power to the CVM.
Disclosure Requirements
     Through its Instruction no. 358, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.
     Such requirements include provisions that:
•	establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•	specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	require the officer of investor relations, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•	forbid the use of insider information.
Item 10. Additional Information
Memorandum and Articles of Association
     In addition to the description in this Item 10, you should also review the copy of our by-laws attached as an exhibit to this annual report. Under Brazilian corporate law, no memorandum or articles of association are required. Our only constitutive documents are the by-laws and the minutes of the Regular Shareholders’ Meeting that provided for our incorporation.
Organization
     We are a listed company duly registered with the CVM under no. 01910-0 and our by-laws are filed under no. 33.3.0027541-0 with the Board of Trade (Junta Comercial) of the State of Rio de Janeiro. According to Article 3 of our by-laws, our business purpose is to participate, directly or indirectly, in other companies as partner, shareholder or quotaholder, in Brazil or abroad. We have no present intention of listing our shares on any organized market or stock exchange in the United States.
     Except as described in this section, our by-laws do not contain provisions addressing the duties, authority, or liabilities of directors and senior management, which are instead established by Brazilian corporate law.
Qualification of Directors
     Brazilian corporate law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as a director. If a director is a non-Brazilian resident, he or she must appoint an attorney-in-fact to receive service of process.
Allocation of Net Income and Distribution of Dividends
     Our by-laws require the Board of Directors to recommend, at each annual shareholders’ meeting, the allocation of net income from the preceding fiscal year as follows:

•	5% to a legal reserve, not to exceed 20% of the paid-in capital of Contax;

•	at least 25% of adjusted net income against payment of dividends. As required by Brazilian corporate law, such amount will be increased if required to satisfy payment of dividends of preferred shares; and

•	respecting the entry in the reserve for profits to be realized, the remaining net income should be allocated in the reserve for expansion for working capital purposes. The total amount registered in the reserve for expansion together with the amount enrolled in profit reserves is limited to the total amount recorded as paid-in capital.
     Whenever we accumulate or reserve profits, the Board of Directors can authorize the allocation of interim dividends, as provided under Brazilian corporate law. In general, we have to pay dividends first to holders of preferred shares and then, to holders of common shares. The remaining balance will be distributed equally among all of the shares of our capital stock. Dividends not claimed within three years will revert to us. See “Item 8. Financial Information —Policy on Dividend Distribution.”
     In lieu of the payment of dividends as stated above, we may elect to make payments to shareholders characterized as interest on our capital. See “— Taxation — Brazilian Tax Considerations — Distribution of Interest on Capital.”
Shareholders’ Meetings
     The annual shareholders’ meetings are held once a year, generally during the first four months following the end of the fiscal year. Extraordinary meetings can be called at any time.
     Our shareholders have the power to decide any matters related to our corporate purpose and to pass any resolutions they deem necessary for our protection and development through a shareholders’ vote at a shareholders’ meeting.
     We convene the shareholders’ meetings by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and also in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). The notice must be published no fewer than three times, the first of which must be at least 15 calendar days prior to the scheduled meeting date.
     The notice must always contain the meeting’s agenda and, in case of a proposed amendment to the by-laws, an indication of the subject matter affected by such proposal.
     The Board of Directors, or, in some specific situations set forth in Brazilian corporate law, the shareholders or the Fiscal Council, if in operation, has the power to call shareholders’ meetings. A shareholder may be represented at a shareholders’ meeting by its attorney-in-fact so long as that attorney-in-fact was appointed within one year of such meeting. The attorney-in-fact must be another shareholder, a member of our management, a lawyer, or a financial institution. The power of attorney granted to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.
     In order to be legally convened after a first call, a shareholders’ meeting must obtain a quorum representing at least one-quarter of the issued and outstanding voting capital. If this quorum is not met, a shareholders’ meeting can be held with any quorum after a second call has been published. However, if the purpose of a shareholders’ meeting is to amend our by-laws, shareholders representing at least two-thirds of the issued and outstanding voting capital must be present. If this quorum is not met, the Board of Directors may call a second meeting with notice given at least eight calendar days prior to the scheduled meeting, in accordance with the rules of publication described above. No minimum quorum requirements apply to a second meeting, except that certain voting requirements may still apply as described below.

Voting Rights
     Each common share entitles its holder to one vote at our shareholders’ meetings. Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by the vote of holders of our common shares. Abstentions are not taken into account.
     Holders of preferred shares may acquire full voting rights if we fail to pay dividends for three consecutive years. They will continue to have voting rights until dividends are duly paid.
     Pursuant to Brazilian corporate law, the approval of the following matters requires: (i) a separate vote of shareholders representing the majority of each class of the outstanding, adversely affected preferred shares; and (ii) a vote of shareholders representing the majority of the issued and outstanding common shares:
•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized by our by-laws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares; and

•	the creation of a new class of preferred shares that has a preference, privilege or redemption or amortization provision which is superior to those of existing preferred shares.
     Preferred shareholders do not have a vote on any other matter in addition to the ones previously mentioned, except that they can elect one member and respective alternate to sit on our Fiscal Council, if in operation, and, if they come to hold more than 10% of our capital stock, they can elect one member and respective alternate to sit on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”
     Notwithstanding the actions described above, the approval of a majority of the holders of the issued and outstanding common shares is required to approve the following matters:
•	a reduction of the mandatory dividend set forth in our by-laws;

•	the approval of a merger, spin-off or consolidation;

•	our participation in a group of companies, or grupo de sociedades, the management of which is coordinated through contractual relationships and equity ownership, as defined under Brazilian corporate law;

•	a change in our business purpose;

•	the creation of founders’ shares (partes beneficiárias);

•	the cessation of our liquidation process; and

•	approval of our dissolution.
     Pursuant to Brazilian corporate law, holders of common shares, voting at a shareholders’ meeting, have the exclusive power to:
•	amend the by-laws, including changing the rights of holders of common shares;

•	elect or dismiss members of the Board of Directors or Fiscal Council, if in operation;

•	review the yearly accounts prepared by management and accept or reject management’s financial statements, and decide on the allocation of: (i) net profits for payment of the mandatory dividend, and (ii) funds to the various reserve accounts;

•	authorize the issuance of debentures and founders’ shares (partes beneficiárias), except that the Board of Directors is empowered to approve the issuance of simple debentures that are not convertible into shares and have no real guarantee;

•	suspend the rights of shareholders who have not fulfilled their obligations as imposed by law or by the by-laws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions authorizing: (i) the reorganization of our legal form; (ii) our merger, spin-off, dissolution or liquidation; and (iii) the election or dismissal of liquidators and the inspection of their accounts; and

•	authorize our management to file for bankruptcy or request concordata (a reorganization process similar to Chapter 11 proceedings under U.S. bankruptcy law).
Interested Party Transactions
     According to Brazilian corporate law, a shareholder may not vote on resolutions to approve the following matters: (i) an evaluation report of property transferred by such shareholder as capital contribution to a company; (ii) the accounts of such shareholder while serving as an officer of a company; or (iii) any other resolution that may benefit such shareholder personally or in which such shareholder and the company may have a conflicting interest. Resolutions passed with a vote of a conflicted shareholder may be voided and such shareholder held liable for damages and required to disgorge any benefits incurred.
     Brazilian corporate law also provides that a director or officer shall not take part in any (i) corporate transaction in which they have an interest that conflicts with those of the company, or (ii) decision made by other directors or officers regarding such conflicting transaction. The conflicted director or officer shall disclose their impediment to the other directors or officers and request that the nature and extent of their interests be recorded in the minutes of the meeting of the board of directors or of the board of executive officers. In addition, a director or officer may only execute contracts with a company under reasonable and fair terms in line with prevailing market standards or in accordance with the same guidelines that the company would observe when executing contracts with unrelated third parties. Any business executed by such director or officer and the company in disagreement with these rules may be voided and the director or officer required to return to the company any benefits incurred.
Withdrawal Rights
     Brazilian corporate law provides that under certain circumstances a shareholder has the right to require that its equity interests in a company be redeemed for payment. Such payment shall not be lower than the company’s pro-rata net worth (as per its most recently approved balance sheet) unless an independent valuation were to determine a lower economic value for the company’s equity value.
     Withdrawal rights may be exercised:
     (i) by the dissenting or nonvoting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that the holders of a majority of all outstanding common shares authorize:
•	the creation of preferred shares or an increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized in our by-laws;

•	a change in the preferences, privileges, or redemption or amortization provisions of any class of preferred shares; or

•	the creation of a new class of preferred shares that has a preference, privilege, or redemption or amortization provision that is superior to those of existing preferred shares.
     (ii) by all dissenting or nonvoting shareholders, in the event that the holders of a majority of all outstanding common shares authorize:
•	a reduction of the mandatory dividend set forth in our by-laws;

•	the approval of our consolidation or merger into another company;

•	our participation in a grupo de sociedades;

•	a change in our business purpose;

•	our spin-off, if such spin-off implies (a) a change in our business purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (b) a reduction of the mandatory dividend set forth in our by-laws, or (c) our participation in a grupo de sociedades; or

•	the acquisition of control of another company at a price which exceeds certain limits set forth in Brazilian corporate law.
     Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a grupo de sociedades, or acquire the control of another company for a price in excess of certain limits imposed by Brazilian corporate law, holders of any type or class of shares that are marketable and dispersed in the market will not have the right to withdraw. Shares are considered marketable when that type or class of shares is part of a general stock exchange index, as defined by the CVM, in Brazil or abroad. Shares are considered dispersed in the market when the controlling shareholder, the parent company or other companies under its control hold less than half the total amount of that share type or class.
     Dissenting or nonvoting shareholders are also entitled to withdrawal rights in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.
     Dissenting or nonvoting shareholders are only entitled to withdrawal rights when they are shareholders of record at the time of the first notice calling for a shareholders’ meeting to vote on this matter is published or at the time when a material fact (fato relevante) was announced, whichever occurs earlier.
     Withdrawal rights lapse 30 days after publication of the minutes of the shareholders’ meeting that gave rise to such withdrawal rights, except when the resolution is approved pending confirmation by the holders of preferred shares (such confirmation to be given at special meeting to be held within one year). In this event, such 30-day period for dissenting shareholders begins at the date of publication of the minutes of the shareholders’ meeting. Within ten days after expiration of the exercise period of withdrawal rights, we are entitled to reconsider any resolution or decision that gave rise to such withdrawal rights, in the event that the reimbursement of shares held by dissenting shareholders is deemed to have a negative impact on our financial stability.
     In any one of the situations explained above, shares would be redeemable at their net book value, based on the most recent balance sheet approved by shareholders. The reimbursement amount can only be lower than the net book value amount if it is based on the economic value of the enterprise, as determined by an appraisal process in accordance with Brazilian corporate law. If the shareholders’ meeting that gave rise to such withdrawal rights is held more than 60 days after the date of the most recently approved balance sheet, shareholders may require that the reimbursement value of their shares be calculated based on a new balance sheet dated up to 60 days prior to that shareholders’ meeting.

Liquidation Procedures
     In the event of our liquidation, the holders of preferred shares would be entitled to priority in relation to holders of common shares in the reimbursement of capital, with no premium. The reimbursement amount to which they would be entitled is based on the portion of the capital stock represented by the preferred shares, as adjusted from time to time to reflect any capital increases or reductions. First, after all our creditors have been paid, the residual assets, if any, would be applied towards the amount of capital represented by preferred shares to its respective holders. Once holders of preferred shares have been fully reimbursed, the holders of the common shares will be reimbursed, to the extent of remaining assets, if any, on the portion of the capital stock represented by common shares. All our shareholders will participate equally and ratably in any remaining residual assets.
Form and Transfer of Securities
     Our shares are maintained in book-entry form with a transfer agent, Banco do Brasil S.A., or the Registrar, that serves as the registrar for those of our shares that will be freely traded on the Bovespa. To make a transfer of shares, the Registrar makes an entry in the register by debiting the share account of the transferor and crediting the share account of the transferee.
     Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local Custodian on the investor’s behalf.
     The Bovespa and clearing systems, such as member brokerage firms and banks, control Brazil’s clearing house for equity of Brazilian listed companies, CBLC. Shareholders may choose, at their discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with the CBLC. Our shareholder registry indicates which shares are kept at the CBLC system.
Transfer of Control
     The sale of a controlling block of shares of a publicly-held company, such as Contax, can only be effected if the acquirer undertakes to make a public offering to purchase the remaining common shares at a price equal to at least 80% of the amount paid for each voting share in such controlling block. Such public offering must comply with the rules issued by the CVM. In addition, the acquirer may grant the option to the minority shareholders to keep their shares upon receipt of a premium equal to the control premium paid in excess of the market value of such voting shares.
     The concept of sale of control is defined by Brazilian corporate law and regulations as the direct or indirect: (i) transfer of (A) shares included in the controlling block or subject to a shareholders’ agreement, or (B) securities convertible into voting shares; or (ii) assignment of shares and other securities subscription rights, or rights attached to securities convertible into shares, that may result in the disposal of a company’s control.
Amendments
     Our by-laws were last amended on March 10, 2006 to reflect the following decisions: (i) insertion of the provision related to the constitution of a Reserve for Investment (see “-Allocation of Net Income and Distribution of Dividends); and (ii) change of our headquarters’ address to Rua do Passeio 56, 16º andar (parte), 20021-290 Rio de Janeiro RJ.
Disclosure of Shareholder Ownership
     Brazilian regulations establish that the controlling shareholders and those shareholders who elected the members of the Board of Directors or Fiscal Council, if in operation, as well as any other person or group of persons acting together or representing the same interest and who directly or indirectly hold 5% or more of any type or class of shares in a publicly-held company, disclose their respective shareholdings to the CVM and the stock exchanges. A statement to this effect, setting forth the information required, must also be published in Brazilian newspapers. This publication requirement may be waived by the CVM when the company shares are dispersed in the market and the purchaser represents that it is not his or her intention to alter the share control or administrative structure of the company, provided that CVM deems the disclosure satisfactory. Every 5% increment in shareholding must be similarly disclosed. See “Item 9. The Offer and Listing-Disclosure Requirements.”
Material Contracts
     We are a party to one material contract with Telemar related to contact center services rendered by us to both Tmar and Oi, which was executed on November 30, 2004 and duly approved at Tmar’s Extraordinary Shareholders’ Meeting on December 17, 2004.
     The total amount of our net operating revenues derived from Telemar was R$674.0 million in 2005 and R$420.7 million in 2004, representing 64.5% and 64.3%, respectively, of our total revenues in those years. Our relationship with Telemar is currently comprised of several distinct and independent services, such as customer services for Telemar fixed line business, outbound telemarketing to attract additional mobile customers, customer service for prepaid and postpaid mobile users, technical support for broadband subscribers, and debt collection services.
     On April 1, 2004, Orbitall, one of Brazil’s main credit card processing companies, executed an agreement with us, or the Orbitall Agreement, according to which we agreed to provide contact center services to the customers of Orbitall’s clients, such as Citibank, Credicard, Itaucard, Banespa, Sodexo, VR Vales and Medial Saúde. So far, the Orbitall Agreement has accounted for a significant portion of our revenues (second only to the Telemar service agreement) and we expect it to be one of our main service agreements in the foreseeable future. The term of the Orbitall Agreement is three years, renewable at the option of the parties.
Exchange Controls and Other Limitations Affecting Shareholders
     There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally requires, among other things, that the relevant investments be registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad could hinder or prevent the acting as custodian for the Depositary of the preferred shares underlying the ADSs, or holders who have exchanged ADSs for preferred shares from converting dividends, distributions or the proceeds from any sale of such preferred shares into U.S. dollars, as the case may be, and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs. See “Item 3. Key Information—Risk Factors—Risks Relating to the ADSs and the Preferred Shares.”
     Foreign investors may register their investments under Law no. 4,131, or Law no. 4,131, or Resolution no. 2,689 of the CMN, or Resolution no. 2,689. Registration under Law no. 4,131 or under Resolution no. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution no. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.
     All investments made by a foreign investor under Resolution no. 2,689 will be subject to an electronic registration with the Brazilian Central Bank.
     Under Resolution no. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available to local investors in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution no. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Resolution no. 2,689 prohibits the offshore transfer or assignment of title to Brazilian securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor, or (ii) inheritance.
     Pursuant to Resolution no. 2,689, foreign investors must:
•	appoint at least one representative in Brazil with powers to take action relating to the foreign investment;

•	complete the appropriate foreign investor registration forms;

•	obtain registration as a foreign investor with the CVM; and

•	register their foreign investment with the Brazilian Central Bank.
     Securities and other financial assets held by the foreign investor pursuant to Resolution no. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM or in registry, clearing and custody systems authorized by the Brazilian Central Bank or the CVM. In addition, the trading of securities is restricted to transactions carried out in exchanges or in organized over-the-counter markets recognized by the CVM.
     Resolution no. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.
     Under the mechanics of an ADS program, the custodian for the Depositary holds those shares that correspond to the ADSs issued abroad so that such shares are blocked from trading on the Bovespa. The Depositary will keep a record of the ADS holders and record the transfers of ADSs made by such ADS holders. Distributions made by us will be paid to the custodian, who will remit such distribution outside Brazil to the Depositary, so that it can in turn distribute these proceeds to the ADS holders of record.
     To allow that dividends paid in reais be legally converted into U.S. dollars and remitted outside Brazil to holders of ADSs, the Brazilian Central Bank has issued an electronic certificate of foreign capital registration in the name of the Depositary, which is kept by the custodian on the Depositary’s behalf. Pursuant to the electronic certificate of foreign capital registration, the custodian is allowed to convert, into foreign currency, dividends and other distributions denominated in reais with respect to the preferred shares represented by ADSs and remit the proceeds of such distributions outside Brazil to the Depositary, so that it can in turn forward such proceeds to the ADS holders of record.
     In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the Depositary’s electronic certificate of foreign capital registration for five business days after the exchange, after which the holder must seek to obtain its own electronic certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, unless the preferred shares are held by a duly registered investor pursuant to Resolution no. 2,689 or unless a holder of preferred shares applies for and obtains a new certificate of registration, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares. Also, if not registered under Resolution no. 2,689, such holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will also be subject to less favorable tax treatment. See “Item 3. Key Information. Risk factors—Risks relating to the ADSs and preferred shares—If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.” and “—Material tax considerations—Material Brazilian tax considerations.”
     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3. Key Information. Risk factors—Risks relating to Brazil.”
Registered Capital
     Investments in preferred shares by (i) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (ii) a non-Brazilian holder, who is registered with the CVM under Resolution no. 2,689, or (iii) the Depositary, are eligible for registration with the Brazilian Central Bank. Such registration (the amount so registered being referred to as Registered Capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on and amounts realized through dispositions of such preferred shares. The Registered Capital per preferred shares purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per preferred shares withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred shares on the Bovespa on the day of withdrawal; or (ii) if no preferred shares were traded on that day, the average price on the Bovespa during the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Brazilian Central Bank on such date or dates.
     A non-Brazilian holder of preferred shares may experience delays in effecting Brazilian Central Bank registration, which may consequently delay remittances of currencies abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.
Taxation
     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of shares or ADSs. Such summary does not, however, purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase shares or ADSs. The summary is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change. Prospective purchasers of shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of shares or ADSs.
     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of shares or ADSs in their particular circumstances.
Brazilian Tax Considerations
     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in shares or ADSs.
Taxation of Dividends
     Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of shares underlying ADSs or (ii) to a non-Brazilian holder in respect of shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless, within five years after the distribution, the stock is subsequently redeemed by TNL or the non-Brazilian holder sells the stock in Brazil.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.
Distribution of Interest on Capital
     Brazilian corporations may make payments to shareholders characterized as interest on capital of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than the TJLP (9.75% per annum for the three-month period beginning January 2006). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the declaration is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the declaration is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of a company’s board of directors.
     Distribution of interest on capital paid to Brazilian and non-Brazilian holders of shares, including payments to the Depositary in respect of shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which payments are free of Brazilian tax, and except for payments to persons situated in tax havens, which payments are subject to tax at a 25% rate.
     No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.
     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws and Brazilian corporate law. Distributions of interest on capital in respect of the shares, including distributions to the Depositary in respect of shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.
Taxation of Gains Outside Brazil
     Until December 31, 2003, the sale or other disposition of ADSs or shares entered into by and between non-Brazilian holders outside Brazil was not subject to Brazilian income tax, as such a transaction did not involve payments by a person located in Brazil. Brazilian Law no. 10,833 provides that, commencing on February 1, 2004, “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains under Article 18 of Law no. 9,249 of December 26, 1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.”
     The Brazilian tax authorities have recently issued a normative instruction confirming that, pursuant to Law no. 10,833, these tax authorities intend to assess income tax on capital gains earned by non-Brazilian residents who earn a capital gain in the disposition of assets located in Brazil, regardless of whether the Buyer is a Brazilian resident or not. Holders of ADSs outside Brazil may have grounds to assert that Brazilian Law no. 10,833 does not apply to sales or other dispositions of ADSs, as ADSs are not assets located in Brazil. However, except in the situations described below in the section Taxation of Gains in Brazil, the sale or other disposition of shares abroad would be subject to the provisions of Brazilian Law no. 10,833. Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate of 15% or, if the investor is located in a tax haven jurisdiction, 25%. Brazilian Law no. 10,833 requires the purchaser of our shares outside Brazil or its attorney-in-fact in Brazil to withhold the income tax. A disposition of shares can only occur abroad if an investor decides to cancel its investment in ADSs and register the underlying shares as a direct foreign investment under Law no. 4,131.

Taxation of Gains in Brazil
     The exchange of ADSs for shares is not subject to Brazilian tax. A holder of ADSs may exchange its ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of such exchange (in reliance on the Depositary’s electronic registration), with no tax consequences.
     Upon receipt of the underlying shares in exchange for ADSs, a non-Brazilian investor will be entitled to register with the Central Bank the U.S. dollar value of such shares as either (i) a foreign portfolio investment under Resolution no. 2,689 or (ii) foreign direct investment under Law no. 4,131.
     For investments registered under Resolution no. 2,689, the sale or disposition of shares on a Brazilian stock exchange is exempt from capital gains tax. However, (i) the sale of shares by foreign investors with investment registered under Resolution no. 2,689 domiciled in countries considered as tax havens by the Brazilian tax authorities on or outside a Brazilian stock exchange, or (ii) the sale of shares outside a Brazilian stock exchange by foreign investors with investment registered under Resolution no. 2,689 that are not domiciled in a tax haven, will be subject to capital gains tax in the sale or disposition of their shares on a Brazilian stock exchange at a rate equal to 15%.
     For investments registered under Law no. 4,131, a 15% capital gains tax is applicable to the sale or other disposition of shares in Brazil, whether or not such sale occurs on a Brazilian stock exchange. If the foreign investors with investment registered under Law no. 4,131 are resident or domiciled in a tax haven, withholding of income tax will apply on capital gains at a 25% rate. In these transactions, the gain realized is calculated based on the amount registered with the Central Bank.
     In addition, a withholding tax of 0.005% will also be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. Such tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.
     The current preferential treatment for non-Brazilian holders of ADSs and non-Brazilian holders of shares under Resolution no. 2,689 may not continue in the future.
     Any exercise of preemptive rights relating to our shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our shares by the Depositary may be subject to Brazilian taxation. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law no. 10,833. These authorities may allege that the preemptive rights relate to assets located in Brazil (the shares) and demand payment of capital gains tax at the rate of 15% or 25% (if the beneficiary of the payments is a resident of a tax haven jurisdiction). If the preemptive rights are assigned or sold in Brazil, capital gains tax will apply at a rate of 15%. Sales or assignments of preemptive rights effected on Brazilian stock exchanges are exempt from income tax, provided that such preemptive rights relate to shares registered as a foreign portfolio investment under Resolution no. 2,689.
Other Brazilian Taxes
     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares or ADSs.
     A financial transaction tax (Imposto sobre Operações Financeiras), or IOF, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.
     IOF may also be levied on transactions involving bonds or securities, in this case also referred to as IOF/Títulos, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.
     In addition to the IOF tax, a tax on the withdrawal of funds from accounts with banks and other financial institutions (Contribuição Provisória sobre a Movimentação Financeira), or CPMF, will be imposed on distributions by us in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The current CPMF tax rate is 0.38%. The Brazilian Congress also approved that, as of July 12, 2002, stock exchange transactions are exempted from the CPMF tax.
Material United States Federal Income Tax Considerations
     The following summarizes the material United States federal income tax consequences applicable to the ownership and disposition of shares or ADSs and is limited in its application to holders of shares or ADSs who are U.S. persons (other than partnerships), or U.S. Shareholders, within the meaning of section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. The discussion that follows is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. We have not sought, and will not seek, any ruling from the United States Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein. Consequently, the IRS may disagree with or challenge any of such tax consequences.
     This discussion deals only with shares or ADSs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding shares as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons whose functional currency is not the United States dollar, partnerships or other entities treated as partnerships for United States federal income tax purposes, or persons liable for alternative minimum tax. Furthermore, this discussion does not purport to deal with persons who own, directly or indirectly, 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more in value of our outstanding stock. U.S. Shareholders should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the ownership and disposition of shares or ADSs arising under the laws of any other taxing jurisdiction.
     If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds or disposes of shares or ADSs, the tax treatment of a partner in that partnership generally depends on the status of the partner and the activities of the partnership. Partners of partnerships holding shares or ADSs, should consult their own tax advisors about the United States federal income tax consequences to them of holding or disposing of shares or ADSs.
Treatment of ADSs
     For United States federal income tax purposes, a holder of an ADS is considered the owner of the shares of stock represented by the ADS. Accordingly, except as otherwise noted, references in this discussion to ownership of shares includes ownership of the shares underlying the corresponding ADSs.
Receipt of Distributions
     For United States federal income tax purposes, a U.S. Shareholder generally will recognize, to the extent of our current and accumulated earnings and profits, ordinary income on the receipt of cash dividends on shares equal to the United States dollar value of such dividends on the date of receipt (with the value of the dividends computed before reduction for any withholding tax or other applicable Brazilian tax paid). Amounts distributed in excess of our earnings and profits will decrease (but not below zero) a U.S. Shareholder’s adjusted tax basis in the shares, and any remaining amount of the distribution will be taxed as gain from the sale or exchange of the shares. Unless the class of shares with respect to which distributions are made is readily tradable on an established securities market in the United States, any dividend income will not be treated as “qualified dividend income,” within the meaning of section 1(h)(11)(B)(i) of the Code, eligible for a preferential 15% tax rate in the case of U.S. Shareholders who are individuals. We do not intend to list the shares on an established securities market in the United States. Dividends paid on shares will not be eligible for the dividends received deduction available in certain cases to United States corporations.
     If we distribute foreign currency with respect to our shares, the amount of the distribution for United States federal income tax purposes generally will equal the fair market value in U.S. dollars of such foreign currency on the date of receipt. A U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt, and generally will recognize gain or loss when it sells or exchanges the foreign currency. Such gain or loss is taxable as ordinary income or loss from U.S. sources. The amount of any property other than money that we distribute with respect to our shares will equal its fair market value on the date of distribution.
     Distributions to U.S. Shareholders that are treated as dividends generally will be treated as income from sources outside the United States, and generally will be foreign source “passive” income, for foreign tax credit purposes. Subject to the requirements and limitations imposed by the Code and the Treasury Regulations thereunder, a U.S. Shareholder may elect to claim any Brazilian tax withheld or paid with respect to any dividends distributed on shares as a foreign tax credit against the United States federal income tax liability of the U.S. Shareholder. In addition, subject to certain limitations, U.S. Shareholders who do not elect to claim any foreign tax credit may claim a deduction for any Brazilian tax withheld or paid with respect to shares. Complex rules determine the availability of the foreign tax credit, and U.S. Shareholders should consult their tax advisors to determine whether and to what extent U.S. Shareholders may claim foreign tax credits.
Sale or Exchange of Shares
     Upon a sale or exchange of shares, a U.S. Shareholder will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s adjusted tax basis in the shares so sold or exchanged. Any taxable gain or loss realized on a sale or exchange of shares generally will be capital gain or loss, and the capital gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder has held or is treated as having held the shares for more than one year at the time of the sale or exchange. Long-term capital gains recognized by individuals generally are subject to favorable tax rates. The deductibility of capital losses is subject to limitations. The gain or loss from the sale or other disposition of shares generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the U.S. Shareholder is a U.S. citizen residing outside the United States and certain other conditions are met. Consequently, in the case of a sale or exchange of actual shares of our stock at a gain (which, unlike a disposition of ADSs, will be taxable in Brazil), a U.S. Shareholder may not be able to claim a foreign tax credit for Brazilian tax imposed on the gain unless it appropriately can apply the credit against tax due on income from foreign sources.
Information Reporting and Backup Withholding
     In general, information reporting requirements will apply to dividends paid in respect of shares to non-corporate U.S. Shareholders or the proceeds received on the sale, exchange or redemption of shares by non-corporate U.S. Shareholders, and such amounts may be subject to U.S. backup withholding tax (currently at a rate of 28%). Backup withholding will not apply, however, to a U.S. Shareholder who (i) is a corporation or comes within certain categories and, when required, demonstrates this fact or (ii) furnishes a correct taxpayer identification number or certificate of foreign status and makes certain other required certifications as provided by the backup withholding rules. Generally, a U.S. Shareholder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). A U.S. Shareholder who does not furnish us with his or her correct taxpayer identification number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Shareholder, provided that the required information is furnished to the IRS.

Non-U.S. Shareholders
     A Non-U.S. Shareholder is a holder of our shares or ADS who is neither a U.S. Shareholder nor a partnership. Non-U.S. Shareholders will not be subject to U.S. federal income tax on distributions with respect to our shares or ADSs or gain recognized upon a sale or other disposition of our shares or ADSs unless, in the case of a Non-U.S. Shareholder who is an individual, that holder is present in the U.S. for 183 or more days in the taxable year of the sale and certain other conditions apply.
     U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SHARES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.
Documents On Display
     You may read and copy the reports and other information we file with the Securities and Exchange Commission, including this annual report and the exhibits thereto, at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 3 World Financial Center, Room 4300, New York, New York 10281. You may also obtain copies of these materials by mail from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. You may also access our annual reports and some of the other information we file with or submit to the Commission electronically through the Commission’s website at www.sec.gov. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Virtually none of our revenues or costs are exposed to foreign currency fluctuations since they are not directly or indirectly pegged to the U.S. dollar or any other foreign currency. We have some exposure to foreign exchange risk as a portion of our capital expenditures is comprised of investments in technology equipment which, while not denominated in foreign currencies, are indirectly impacted by the changes in exchanges rates as they contain imported parts. In 2005, approximately 21.6% of our capital expenditures included such equipment. Hence, assuming our suppliers would increase prices of goods with imported components in proportion with a 1% appreciation of the U.S. dollar against the real, our planned capital expenditures for 2006 would increase by approximately R$0.19 million, representing a 0.2% increase in our total planned capital expenditures for 2006.
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
     There has been no change in the Company’s internal controls over financial reporting during the Company’s fiscal year ended December 31, 2005 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.
     The Company continues to prepare for the additional requirements of the Sarbanes-Oxley Act relating to internal controls over financial reporting, so that it will be ready to comply with these requirements when they become effective for the Company.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     We are not subject to any listing standards that require us to form an audit committee pursuant to the Sarbanes-Oxley Act or a board of auditors formed pursuant to local laws that could substantially discharge the duties of an audit committee formed pursuant to the Sarbanes-Oxley Act. See “Item 7. Directors, Senior Management and Employees-Fiscal Council (Conselho Fiscal). As a result, we have not identified a member to our Board of Directors who would qualify as an audit committee financial expert.
Item 16B. Code of Ethics
     The Company has adopted a Code of Ethics that applies to its directors, officers, managers, controlling shareholders and members of the Fiscal Council in accordance with CVM rules satisfying the requirements of Brazilian Law. A copy of this Code of Ethics is incorporated herein by reference to Exhibit 11.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005. The Company’s Code of Ethics does not address all of the principles set forth by the SEC in Section 406 of the Sarbanes-Oxley Act. However, it does contain many of the principles set forth in the SEC’s definition of a Code of Ethics, including standards that are (i) reasonably designed to promote full, fair, accurate and timely disclosure in reports and documents that the Company files with, or submits to, the SEC, and (ii) reasonably designed to deter certain wrongdoing, principally the prohibition against trading on inside information. Since the adoption of its Code of Ethics, Contax has not granted any implicit or explicit waivers from any provision thereof to the officers described above.

Item 16C. Principal Accountant Fees and Services
     Fees for professional services provided by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm in each of the last two fiscal years in each of the following categories are as follows:

	Total Fees
	2004	2005
	(in thousands of reais)
Audit Fees(1)	88	260
Audit-Related Fees(2)	—	267
All Other Fees(3)	—	240

(1)	Audit Fees for the years ended December 31, 2005 and 2004 consist of fees billed for professional services rendered for the audits and reviews of the consolidated financial statements of the Company and other services normally provided in connection with statutory and regulatory filings.

(2)	Audit-Related Fees for the years ended December 31, 2005 and 2004 consist of fees billed for assurance and related services that are traditionally performed by independent accountants that are reasonably related to the performance of the audit or review of the Company’s financial statements. These services include consulting in connection with accounting and reporting standards and services related to internal control reviews.

(3)	All Other Fees include advisory fees for the year ended December 31, 2005 billed for advisory services rendered during the Company’s registration process with the SEC in 2005 as a result of the Company’s spin-off to the shareholders of TNL.
Pre-approval policies and procedures
     Our Board of Directors is currently responsible for the oversight of our independent auditor’s work. Our Board of Directors’ policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers. These services may include audit services, audit-related services, tax services and other services, as described above. In such an event, the Board of Directors sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services. The Board of Directors has designated its chairman, currently Mr. Carlos Francisco Ribeiro Jereissati, to issue such pre-approval in certain circumstances.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.

PART III
Item 17. Financial Statements
     We have responded to Item 18 in lieu of responding to this item.
Item 18. Financial Statements
     See pages F-1 through F-28.
Item 19. Exhibits

No.	Description
1.1	By-laws of Contax Holding as of November 30, 2004. (Incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

2.1	Deposit Agreement, dated as of August 12, 2005 among Contax Holding, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Filed herewith).

4.1	Services Agreement, dated November 30, 2004, among Telemar Norte Leste S.A, TNL PCS S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

4.2	Contact Center Services Agreement, dated April 1, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

4.3	Amendment to Services Agreement, dated May 28, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

4.4	Amendment to the Contact Center Service Agreement, dated September 27, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

4.5	Amendment to Temporary Service Agreement and Other Matters, dated September 27, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

4.6	First Amendment, dated December 29, 2004, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. dated November 30, 2004. (Filed herewith).

4.7	Second Amendment, dated October 18, 2005, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. dated November 30, 2004. (Filed herewith).

8.1	List of Subsidiaries. (Filed herewith).

11.1	Code of Ethics of Contax Holding. (Incorporated by reference to Exhibit 11.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

12.1	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

No.	Description
12.2	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

13.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith).

SIGNATURES

      Contax Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTAX PARTICIPAÇÕES S.A.

By: /s/ Francis James Leahy Meaney Name: Francis James Leahy Meaney Title: Chief Executive Officer

Dated: June 28, 2006

CONTAX PARTICIPAÇÕES S.A.
Consolidated Financial Statements
December 31, 2005 and 2004

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Shareholders
Contax Participações S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated and combined statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Contax Participações S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
May 5, 2006

Contax Participações S.A.
Consolidated Balance Sheets
(Expressed in thousands of Brazilian Reais)

	As of December 31,
	2005	2004
Current assets
Cash and cash equivalents	229,488	85,152
Trade accounts receivable, net
Related parties	1,217	8,163
Unrelated parties	31,626	30,876
Deferred taxes	13,736	15,693
Recoverable taxes	32,021	6,659
Prepaid expenses	2,764	2,498
Others	1,357	1,489
Current assets from discontinued operations		17,211

Total current assets	312,209	167,741

Property and equipment, net	265,379	182,936

Other assets
Deferred taxes	25,880	47,078
Receivable from Orbitall	7,020	7,020
Receivable from Telemar	6,067
Other non-current assets	3,911	1,277

Total other assets	42,878	55,375

Total assets	620,466	406,052

Current liabilities
Suppliers	52,787	33,048
Payroll and related accruals	101,267	64,783
Taxes other than on income	9,448	6,806
Taxes on income	27,231	4,493
Current-portion of long-term debt	11,625	1,697
Other current liabilities	722	462

Total current liabilities	203,080	111,289

Long-term liabilities
Provisions for contingencies	28,917	10,856
Long-term liabilities	27,914	3,233

Total long-term liabilities	56,831	14,089

Shareholders’ equity
Preferred shares — 254,747,800 issued, non-par-value shares (2004 - 253,202,318)	149,249	149,249
Common shares — 127,373,917 issued, non-par-value shares (2004 - 126,601,159)	74,624	74,624
Additional paid-in capital	50,000	50,000
Appropriated retained earnings	15,773	6,013
Unappropriated retained earnings	70,909	788

Total shareholders’ equity	360,555	280,674

Total liabilities and shareholders’ equity	620,466	406,052

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Consolidated and Combined Statements of Operations
(Expressed in thousands of Brazilian Reais)

		Years ended December 31,
	2005	2004	2003
Net operating revenue from services rendered	1,044,787	654,616	410,690
Cost of services rendered	(855,907)	(574,071)	(334,751)

Gross profit	188,880	80,545	75,939

Operating expenses
Selling, general and administrative	(59,742)	(46,790)	(30,506)
Other operating expenses, net	(12,098)	(1,055)	(728)

Operating income before interest	117,040	32,700	44,705

Financial income (expenses), net	14,352	(4,662)	(2,141)

Operating income, net	131,392	28,038	42,564

Non-operating income, net	235

Operating income from continuing operations before income tax and social contribution	131,627	28,038	42,564
Income tax and social contribution benefit (provision)	(50,387)	(11,568)	18,676

Income from continuing operations	81,240	16,470	61,240

Discontinued operations (Note 16)
Loss from operations of discontinued components		(14,647)	(89,903)
Income tax benefit		4,980	30,567

Loss on discontinued operations		(9,667)	(59,336)

Net income and comprehensive income for the year	81,240	6,803	1,904

Earnings per shares (in reais)

Common shares — Basic and Diluted
Income from continuing operations	0.21	0.04	0.16
Net income for the year	0.21	0.02	0.00

Weighted average common shares outstanding	127,373,917	127,373,917	127,373,917

Preferred shares — Basic and Diluted
Income from continuing operations	0.21	0.04	0.16
Net income for the year	0.21	0.02	0.00

Weighted average preferred shares outstanding	254,747,800	254,747,800	254,747,800

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Consolidated and Combined Statements of Cash Flows
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Year ended December 31,
	2005	2004	2003
Operating activities:
Net income for the year	81,240	6,803	1,904
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	45,846	25,347	15,695
Discontinued operation		9,667	59,336
Contingencies and other provisions	18,061	1,011	713
Loss on permanent asset disposal	(235)
Deferred tax asset, net	23,155	(5,913)	(22,926)
(Increase) decrease in accounts receivable	6,196	(13,120)	(895)
(Increase) decrease in other current assets	(25,496)	(774)	2,299
Increase in other non-current assets	(8,701)	(830)	(354)
Increase in payroll and related accruals	36,484	23,075	20,542
Increase in accounts payable and accrued expenses	2,642	11,602	10,847
Increase (decrease) in other current liabilities	18,302	(510)	895
Increase (decrease) in accrued interest	(343)	7,574
Increase in recoverable taxes	22,738	7,455	216

Net cash provided by continuing operating activities	219,889	71,387	88,272
Cash used by discontinued operation		(30,945)	(26,449)

Net cash provided by operating activities	219,889	40,442	61,823

Investing activities:
Capital expenditure for property and equipment	(128,696)	(102,670)	(42,224)
Capital expenditure for discontinued operation			(2,455)
Proceeds from disposal of property and equipment	642
Proceeds from disposal of property and equipment - discontinued operation	17,211		7,350

Cash used in investing activities	(110,843)	(102,670)	(37,329)

Financing activities:
Payment of principal on intercompany loans		(98,087)	(236,488)
Current portion of long-term debt	11,625	1,697
Long-term loans, net of payment	25,024	2,890
Intercompany loans obtained		117,612	240,734
Payment of dividends	(1,359)
Capital increases		90,000	160

Net cash provided by financing activities	35,290	114,112	4,406

Increase in cash and cash equivalents	144,336	51,884	28,900
Cash and cash equivalents at beginning of year	85,152	33,268	4,368

Cash and cash equivalents at end of year	229,488	85,152	33,268

Supplemental cash flow information:
Income tax and social contribution paid	27,230	6,372
Interest paid	3,938	22,804	10,784

Non-cash transactions:
Intercompany loan paid with current assets from discontinued operations (account receivable)		(76,468)
Capitalization of intercompany loans		57,678	120,000

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Consolidated and Combined Statements
of Changes in Shareholder’s Equity
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

								Unappropriated
								Retained
	Number of shares outstanding			Paid-in Capital			Appropriated	Earnings
				Preferred	Common	Additional	Retained	(Accumulated
	Preferred	Common	Total	Shares	Shares	Paid-in Capital	Earnings	losses)	Total
At December 31, 2002	333,333	166,667	500,000	82,770	41,385		46	(120,072)	4,129

Paid-in capital increase	10,666,656	5,333,347	16,000,003	80,107	40,053				120,160
Net income for the year								1,904	1,904

At December 31, 2003	10,999,989	5,500,014	16,500,003	162,877	81,438		46	(118,168)	126,193

Elimination for combined financial statements				(162,767)	(81,383)		(46)	118,166	(126,030)
Paid-in capital increase	242,202,329	121,101,145	363,303,474	149,139	74,569	50,000			273,708
Net income for the year								6,803	6,803
Appropriation of net income to:
Legal reserve							377	(377)
Unrealized earnings reserve							5,636	(5,636)

At December 31, 2004	253,202,318	126,601,159	379,803,477	149,249	74,624	50,000	6,013	788	280,674

Split of shares	1,545,482	772,758	2,318,240
Net income for the year								81,240	81,240
Appropriation of net income to:
Dividends approved								(1,359)	(1,359)
Legal reserve							4,033	(4,033)
Unrealized earnings reserve							5,727	(5,727)

At December 31, 2005	254,747,800	127,373,917	382,121,717	149,249	74,624	50,000	15,773	70,909	360,555

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
1	Description of Business

(a)	Operations

Contax Participações S.A. (“Contax Holding”) is a holding company, whose only subsidiary, TNL Contax S.A. (“TNL Contax”) (together with Contax Holding, the “Company”), offers a variety of integrated customer interaction solutions covering each stage of the customer lifecycle - acquisition and sales (cross-sales and up-sales), customer care and retention, technical support and collections. Services can be provided through a wide variety of communication channels, including telephone, web, printed mail, e-mail, and fax.

(b)	Corporate Reorganization

(i)	Contax Holding

Contax Holding was incorporated on July 31, 2000, under the name “Caroaci Participações S.A.”, as a result of the partial split-off of Poconé Participações S.A. Its primary functions were of a typical holding company. Before December 2003, it was under the majority control of GP Administradora de Ativos S.A. In December 2003, Tele Norte Leste Participações (“TNL”) acquired 99.9% of the share capital of Contax Holding at its fair value. Until November 2004, Contax Holding did not conduct any operational activity and did not have any subsidiary.

On November 26, 2004, the Board of Directors of TNL approved the first phase of a corporate reorganization, including the following steps:
•	Change of name from “Caroaci Participações S.A.” to “Contax Participações S.A.”.

•	The transfer to Contax Holding of 100% of the share capital of TNL Contax, representing a capital increase in the amount of R$126,030 (accounted for at book value of TNL’s investment in TNL Contax as of October 31, 2004, as both entities are under common control).

•	The transfer to Contax Holding of the inter-company loan between TNL and TNL Contax in the amount of R$57,678.

•	An additional capital increase in Contax Holding made in cash in the amount of R$90,000.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
On December 29, 2004, an Extraordinary General Meeting of TNL approved the transfer of full share control of Contax Participações to TNL’s shareholders, without changing the number of shares, through a reduction in its capital share with the subsequent delivery of the Contax Participações shares to all shareholders in the same percentage participations held in TNL’s capital. After sixty days following the announcement of the approval of this corporate restructuring through the registration of the corresponding Minutes of the Stockholders’ Meeting with the Board of Trade, as there was no opposition from the creditors or any of the stockholders. In accordance with Brazilian Corporate Law, the corporate restructuring became effective on March 9, 2005.

On February 17, 2005, TNL issued a Press Release relating to its capital reduction, communicating that Contax Management was preparing the information to be filled with the São Paulo Stock Exchange (“BOVESPA”) and also with the Securities and Exchange Commission (“SEC”), in order to establish an “American Depositary Receipts” (“ADR’s”) Program for the preferred shares of Contax Holding to be traded in the Over-the-counter market of the United States of America.

On August 17, 2005, an Extraordinary General Meeting of Contax Participações approved the split its outstanding shares, implying in a issue of 2,318,240 new shares (772,758 common shares and 1,545,482 preferred shares), which have been fully allocated to TNL to be subsequently distributed, accordingly to the aforementioned Extraordinary General Meeting held on December, 29, 2004, to TNL’s shareholders, in a ratio of 1:1, thus satisfying the capital share reduction mentioned above. As a result, Contax Participações’ capital of R$ 223,873,116.10, is now represented by 382,121.717 shares, of which 127,373,917 are common shares and 254,747,800 are preferred shares (see Details in Note 16).

After the registration of Contax Holding at BOVESPA and SEC, the stocks and ADR’s of the Contax Holding were transferred to the shareholders and ADR’s owners of TNL, on September 1 and 6, 2005, respectively. Trading of the securities had been initiated on August 29, 2005 at BOVESPA and on August 31, 2005 at the over-the-counter market of the United States.
(ii)	TNL Contax

TNL Contax is the result of a merger between two operating subsidiaries of TNL, Contax S.A. and TNext S.A. (“TNext”) on February 3, 2003. Contax S.A. was formed on April 3, 2000, with the main purpose of providing contact center services and became operational in November, 2000. TNext became operational in June, 2001 as a hosting data base, information and equipment company, in addition to providing special back-up and website management services. In connection with the merger, Contax S.A. had its name changed to TNL Contax S.A. In addition, TNext’s net assets were sold to Hewlett Packard (“HP”) and TNL on June 30, 2003 (see Note 16).

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
(c)	Acquisition of Inovação

On April 1, 2004, after approval by TNL’s Board of Directors and as part of winning the contact center service contract for Orbitall Serviços e Processamento de Informações Comerciais Ltda. (“Orbitall”), TNL Contax acquired all the quotas issued by Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (“Inovação”, an Orbitall subsidiary), which were purchased for an amount of R$ 2,754, with neither goodwill nor negative goodwill being recorded on this transaction. On the acquisition date, Inovação’s operations consisted of 2,031 workstations, rendering services to major clients such as Credicard, Citibank, Itaú, Caixa Econômica Federal and Banespa.

As stipulated in the purchase and sale contract for Inovação’s quotas, signed by Orbitall and TNL Contax, the assets and liabilities of Inovação were to be taken over by TNL Contax on July 31, 2004, at book value.

The purchase price was allocated as follows:

Current assets	1,605
Property and equipment, net	5,236
Current liabilities	(4,087)

2,754

2	Summary of Significant Accounting Policies

(a)	Basis of presentation

The Consolidated and Combined Financial Statements were prepared in accordance with accounting practices generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that are used to prepare the Company’s statutory financial statements.

As discussed in Note 1, as from November 2004, Contax Holding became the parent company of TNL Contax. This transaction has been accounted for as a merger of entities under common control at historical cost. In order to present the financial statements in a format, which is comparable throughout the years and represents the business of Contax Holding and its subsidiary going forward, the financial information of these companies was combined for all periods presented.

The consolidation and combination process for the balance sheet and the statements of operations, cash flows and shareholders’ equity reflects the aggregate of the balances and changes in assets, liabilities, shareholders’ equity and income and expense accounts, according to their nature, together with the elimination of inter-company transactions and unrealized profits. Additionally, certain financial, accounting, legal and administrative costs

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
incurred by Tele Norte Leste Participações S.A. were allocated to the Company based on the relative volume of transactions relating to the Company’s operations. The allocated costs amounted to R$2,743, R$5,920 and R$4,888 for the years ended December 31, 2005, 2004 and 2003, respectively. Throughout 2005, those financial, accounting, legal and administrative costs were incurred by Contax. The Company’s management believes that the method of allocation used is reasonable and that these expenses approximate the expenses that would have been incurred had the Company operated on a stand-alone basis.
(b)	Fair value of financial instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, and other receivables and accrued expenses approximate their fair values due to the short-term nature of these financial instruments.

(c)	Concentration of credit risks

Financial instruments which expose the Company to concentration of credit risk consist primarily of cash equivalents and accounts receivable. All cash equivalents are maintained in Brazil with prime financial institutions. Management believes its credit policies are prudent and reflect normal business terms and risk. The Company does not anticipate nonperformance by the counterparties and, accordingly, does not require collateral.

(d)	Use of estimates

The Consolidated and Combined Financial Statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. The application of this significant accounting policy often requires judgments made by management regarding the effects of matters that are inherently uncertain. Our estimates, including but not limited to the provisions of accounts receivables and contingent liabilities, may differ from the actual value of such assets or liabilities.

(e)	Cash and cash equivalents

Cash and cash equivalents are considered to be all highly liquid investments with an original maturity to the Company of three months or less.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
(f)	Revenue recognition

We recognize revenues on an accrual basis at the time the services are rendered, except with respect to some of our performance-based services, which we recognize upon measurement and acceptance by our client. The service contract revenues are calculated based on indicators like quantity of workstations, speaking time and on performance targets. Revenues are calculated based on information available in our IT systems that relate to the volume of data services rendered to each client. Revenues related to our performance-based services are calculated based on data available in our clients’ IT systems. In addition, we usually allocate operations managers to review, reconcile and discuss such indicators with clients. Some revenue adjustments are recorded after discussions with such clients.

(g)	Costs and expenses

The operating costs and expenses are recorded on an accrual basis and pertain mainly to personnel expenses.

(h)	Financial income and expenses

Financial income and expenses pertain mainly to interest and monetary variations resulting from financial investments and loan contracts signed with TNL (paid-off in 2004), recorded on an accrual basis.

(i)	Property and equipment

The investment in property and equipment is stated at original cost. Property and equipment is depreciated using the straight-line method over their estimated useful lives. The principal depreciation rates are detailed in Note 12.

Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is recorded if and when appropriate.

(j)	Provisions for contingencies

Provisions for contingencies are established for contingent risks considered as “probable losses” by the Company’s management and external legal consultants. The basis, amounts involved and nature of the main provisions are described in Note 15.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
(k)	Income tax and social contribution

Provisions for deferred and payable income tax and social contribution and tax credit on temporary differences are established at the base rate of 34%, comprised of a 25% federal income tax rate plus a 9% social contribution rate. In accordance with SFAS 109 — “Accounting for Income Taxes,” the deferred tax effects of tax loss carry forwards and temporary differences and adjustments to US GAAP have been recognized in the Consolidated and Combined Financial Statements. A valuation allowance is made when it is more likely than not that tax assets will not be fully recoverable in the future.

Prepaid income tax and social contribution are recorded as “Recoverable taxes.”

(l)	Payroll and related accruals

Amounts relating to vacation payable to employees are provided for proportionally to the vesting period.

The subsidiary TNL Contax had signed in 2005, trough a collective working agreement, a program denominated “PR”, for profit sharing to all its workers, complying with the contract signed with FITTEL — Interstate Federation of Telecommunications Companies’ Workers. This profit sharing program is based on an increase in operating result and individual performance, covering all its workers.

(m)	Other current assets and liabilities

These are stated at known or estimated amounts, including, when applicable, accrued credits and charges and monetary variations incurred on a pro rata basis.

3	Earnings per Share

For the purpose of these financial statements, the computation of earnings per share for the years ended December 31, 2003, 2004 and 2005 is based on the number of shares outstanding of Contax Holding on the date of the spin-off described in Note 1(b), after the consideration of the split of its shares approved on August 17, 2005 by the Company’s Shareholders to equalize its number of shares to the number of TNL for share distribution purpose that occurred shortly after. The split ratio was 1.006103 for each 1 Contax Holding’s share (see details in Note 1).

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
Since preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the ''two-class’’ method. The ''two-class’’ method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a ''pro rata’’ basis.

4	Recently Issued Accounting Pronouncements

In February 2006, the FASB issued FAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. We will apply this statement in the event it occurs in fiscal periods beginning after September 15, 2006.

In November 2005, the FASB issued FASB Staff Positions (FSP) Nos. FAS 115-1 e FAS 124-1, “The meaning of other-than-temporary impairment and its application to certain investments” which sets the determination as to when an investment is considered impaired, whether that impairment is temporary, and the measurement of an impairment loss. We will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.

In October 2005, the FASB issued FAS No. 13-1, “Accounting for rental costs incurred during a construction period” which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. We will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.

In October 2005, the FASB issued FAS No. 123(R)-2, “Practical accommodation to the application of grant date as defined in FASB Statement Nº 123(R)” which addresses recent inquiries from constituents to provide guidance on the application of grant date as defined in FASB Statement Nº 123 (revised 2005), Share-Based Payment. We will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
In July 2005, the FASB issued FSP No. APB 18-1, “Accounting by an investor for its proportionate share of accumulated other comprehensive income of an investee accounted for under the equity method in accordance with APB Opinion no. 18 upon a loss of significant influence”. We will apply this statement, if applicable, from fiscal periods beginning after July 2005.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. We do not expect FASB No. 154 to have a significant impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. We adopted FSP FIN 46(R)-5 it which had no impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligations to perform asset retirement activities. We do not expect FASB Interpretation No. 47 to have a significant impact on our financial position, results of operations or cash flows.

5	Cost of Services Rendered and Operating Expenses

	Year ended December 31, 2005
		Selling,
		general
	Cost of	and
	services	adminis-
	rendered	trative	Total
Personnel (i)	670,998	28,771	699,769
Third party services (ii)	93,055	24,038	117,093
Depreciation (iii)	41,907	3,939	45,846
Facilities (iv)	39,385	1,354	40,739
Other costs and expenses	10,562	1,640	12,202

Total	855,907	59,742	915,649

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Year ended December 31, 2004
		Selling,
		general
	Cost of	and
	services	adminis-
	rendered	trative	Total
Personnel (i)	464,893	25,846	490,739
Third party services (ii)	59,180	13,782	72,962
Depreciation (iii)	22,241	3,106	25,347
Facilities (iv)	16,610	1,347	17,957
Other costs and expenses	11,147	2,709	13,856

Total	574,071	46,790	620,861

	Year ended December 31, 2003
		Selling,
		general
	Cost of	and
	services	adminis-
	rendered	trative	Total
Personnel (i)	273,030	15,285	288,315
Third party services (ii)	29,360	9,378	38,738
Depreciation (iii)	13,859	1,836	15,695
Facilities (iv)	6,286	1,321	7,607
Other costs and expenses	12,216	2,686	14,902

Total	334,751	30,506	365,257

(i)	Costs with personnel have increased constantly as a result of the increase in staff to provide services to new clients. The number of employees at December 31, 2005 totaled 49,554 (2004 — 37,926 and 2003 — 28,032).

(ii)	Third party services considered as “Costs of services rendered” refer mainly to data processing and workstation maintenance, while third-party services considered “Selling, general and administrative” refer to expenses with consulting, traveling, legal counsel and others.

(iii)	The increase in depreciation costs results mainly from the acquisition of equipment, due to the expansion of the operations, new workstations and new sites.

(iv)	Facilities expenses include, mainly, amounts which are being paid for the rental of properties and contact center operating infrastructure.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
6.	Other Operating Expenses, Net

	Years ended December 31,
	2005	2004	2003
Provision for contingencies (Note 13)	(10,908)	(613)	(570)
Other, net	(1,190)	(442)	(158)

Total	(12,098)	(1,055)	(728)

(i)	“Other taxes, net” refers, mainly, to IPTU — Municipal Real Estate Tax from the leased buildings.
7	Financial Income (Expenses), Net

	Years ended December 31,
	2005	2004	2003
Financial income
Interest on securities	21,569	864
Other	108	38	24

	21,677	902	24

Financial expenses
Bank charges, including CPMF	(5,341)	(2,605)	(1,787)
Other	(1,984)	(2,959)	(378)

	(7,325)	(5,564)	(2,165)

	14,352	(4,662)	(2,141)

(i)	“Other expenses” refers, mainly, to CPMF — Provisional contribution on financial activities; taxes on financial operations; contingencies monetary variations; and interest on short-term liabilities
8	Income Tax and Social Contribution

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%, represented by a 25% federal income tax rate plus a 9% social contribution rate.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
The amount reported as income tax expense in our consolidated financial information is reconciled to the statutory rates as follows:

	Years ended December 31,
	2005	2004	2003
Income from continuing operations before income tax and social contribution	131.627	28.038	42.564

Federal income tax and social contribution expense at statutory enacted rates	(44.753)	(9.534)	(14.454)
Adjustments to derive effective tax rate:
Tax effects on permanent differences	(5.634)	(2.034)	(3.728)
Valuation allowance reversal (i)			36.858

Income tax and social contribution (provision) benefit	(50.387)	(11.568)	18.676
Tax benefits generated by discontinued operations		4.980	30.567

	(50.387)	(6.588)	49.243

(i)	The subsidiary company TNL Contax reversed in December 2003 a valuation allowance on tax loss carryforwards amounting to R$ 36,858, based on estimates of future taxable income.

	As of December 31,
	2005	2004
Deferred taxes relative to temporary differences
Provision for contingencies	5,382	3,690
Provision for loss on asset held for sale		12,367
Profit sharing	1,152	3,321
Tax loss carryforwards	33,082	43,393

	39,616	62,771

Current deferred tax assets	13,736	15,693
Lon-term deferred tax assets	25,880	47,078

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
9.	Cash and Cash Equivalents

	As of December 31,
	2005	2004
Cash and banks accounts (i)	75,539	27,114
Certificate of deposits (ii)	153,949	58,038

	229,488	85,152

(i)	The amounts are kept in a current account, as the Company has accounts payable due on the first days of each month, relating to the payment of suppliers, taxes and payroll.

(ii)	In general, these financial investments are indexed by the Brazilian Interbank Certificate of Deposit (“CDI”) rate, with daily liquidity.
10	Deferred Taxes

	As os December 31,
	2005		2004
	Short	Long	Short	Long
	term	term	term	term
Income tax on temporary differences	854	3,983	11,540	2,930
Social Contribution on temporary differences	305	1,425	4,153	1,055
Income tax on loss carryfowards	9,248	15,044		31,678
Social Contribution on loss carryfowards	3,329	5,428		11,415

	13,736	25,880	15,693	47,078

11	Recoverable Taxes

	As of December 31,
	2005	2004
Income tax	18,254	1,876
Social contribution	6,719	694
Withholding taxes	5,243	1,778
Contributions to the National Social Security Institute	1,248	1,749
Other	557	562

	32,021	6,659

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
12	Property and Equipment, Net

	As of December 31,
	2005			2004
					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate (%)
Telecom and IT systems (i)	224,991	(76,712)	148,279	97,612	20
Improvements on third party assets (i)	88,203	(12,628)	75,575	34,282	10
Furniture and fixtures (i)	31,793	(6,190)	25,603	30,253	10
Construction in progress	3,853		3,853	8,058
Other	14,146	(2,077)	12,069	12,731	4 a 10

Total	362,986	(97,607)	265,379	182,936

(i)	The increases which took place in 2005 are related to the increase in the amount of customer workstations (2005 — 22,481 and 2004 — 17,507), associated with the expansion of the Company’s activities.
The Company maintains several commercial leasing agreements for IT equipment, the amounts of which are taken to income over the term of the agreements, although management intends to purchase such equipment upon termination of the related agreements. Such transactions are recorded as property, plant and equipment as a contra entry to accounts payable, the agreement amounts are summarized as follows:

						Liability balances				Expenses
	Inception	Maturity	Number of	Assets balance		Current part of long-term		Long-term		for the year
Lessor	date	date	installments	2005	2004	2005	2004	2005	2004	2005	2004
HP Financial	20/12/2004 to 29/09/2005	20/11/2007 to 29/08/2008	36	8,584	4,467	3,890	1,697	4,694	2,890	2,945	141
IBM Leasing	01/07/2005 to 29/07/2005	01/06/2008 to 29/06/2008	36	591	—	237	—	355	—	118	—
Unibanco Leasing	24/09/2005 to 16/01/2006	24/08/2009 to 16/12/2009	48	10,768	—	2,824	—	7,944	—	528	—
HP Financial	29/10/2005 to 27/04/2006	29/09/2009 to 27/03/2010	48	15,246	—	3,548	—	11,698	—	360	—
CIT	11/27/2005	10/27/2009	48	3,593	—	937	—	2,655	—	156	—
IBM Leasing	25/01/2006	25/12/2009	48	757	—	189	—	568	—	—	—

				39,539	4,467	11,625	1,697	27,914	2,890	4,107	141

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
13	Taxes Other than on Income

	As of December 31,
	2005	2004
Services Tax — ISS	5,235	4,050
Program for Social Integration (PIS) and Contribution for Social Security Financing (COFINS)	4,213	2,756

Total	9,448	6,806

14	Taxes on Income

	As of December 31,
	2005	2004
Income tax payable	19,810	3,276
Social contribution payable	7,421	1,217

Total	27,231	4,493

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
15	Contingencies
The provision for contingencies reflects management’s best estimates for the amounts deemed sufficient to cover probable losses from pending claims at the balance sheet date, based on the expert opinions of legal advisors.

	As of December 31,
	2005	2004
Tax
Services Tax – ISS (i)		1,013
Accrued Severance Pay — FGTS	940	744

Contributions to the National Social Security Institute — INSS (ii)	3,912	209

	4,852	1,966

Labor
Orbitall (iii)	7,020	7,020
Telemar (iv)	6,067
Other (v)	10,914	1,556

	24,001	8,576

Civil	64	314

Total	28,917	10,856

(i)	Contingency provision reversed as the risk no longer exists.

(ii)	Provision to adequate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), accordingly to the FPAS (Pension and Social Assistance Fund) table.

(iii)	As stipulated in the purchase and sale contract of Inovação’s quotas signed by Orbitall and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date of the acquisition of Inovação by TNL Contax (April 1, 2004). In 2004, TNL Contax recorded a provision for labor contingencies in the amount of R$ 7,020, as a contra-entry to “Other assets — Receivable from Orbitall”, in the amount mentioned above and corresponds to the total amount at risk related to probable labor claims which have been filed and others which may be filed against the Company by the former employees of Inovação. At December 31, 2005 this provision is sufficient to cover the risk related to 430 initiated claims considered probable since it was estimated and recorded based on the maximum risk involving all former employees. This provision will be written-off as these amounts are paid by TNL Contax, presented and recovered from Orbitall. The Company is monitoring Orbitall’s capacity to honor this agreement and the recoverability of the recorded asset.

(iv)	As stipulated in the contract between Telemar Norte Leste S.A. (“TMAR”) and TNL PCS S.A. (“Oi”) (jointly referred to as “Telemar”) and TNL Contax, any labor lawsuits that were originated due to the migration of labor contracts are to be TMAR responsibility. This amount is recorded under “Other assets — Receivable from Telemar”. This provision will be written-off as these amounts are paid by TNL Contax, presented and recovered from Telemar.

(v)	All labor contingencies that are TNL Contax`s responsibility have been updated, to cover any probable losses.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees, labor unions and the Labor Public Prosecution Office (Ministério Público do Trabalho). We have established what we believe to be an adequate reserve to cover these claims.

The Company and its subsidiary have judicial deposits to guarantee their rights to appeal in labor lawsuits (2005 — R$ 2,798; 2004 — R$ 1,277) and fiscal lawsuits (2005 — R$ 986).

16	Shareholders’ Equity

(a)	Share capital

On August 17, 2005, an Extraordinary General Meeting of Contax Participações approved the split of its outstanding shares, resulting in the issue of 2,318,240 new shares (772,758 common shares and 1,545,482 preferred shares), which have been fully allocated to TNL to be subsequently distributed, according to the aforementioned Extraordinary General Meeting held on December, 29, 2004, to TNL’s shareholders, in a ratio of 1:1, thus satisfying the capital share reduction previously mentioned (see details in Note 1).

As mentioned in Note 1, on November 2004, the Company’s capital was increased by R$223,708, corresponding to: (i) transfer of the total amount of shares issued by TNL Contax owned by TNL up to October 31, 2004, with a book value of R$126,030; (ii) capitalization of a debt due to TNL amounting to R$57,678, resulting from the balance of the loan between the parties and (iii) R$40,000 in cash paid-in.

At December 31, 2005, Contax Participações’ capital of R$ 223,873 is comprised of 382,121,717 shares, of which 127,373,917 are common shares and 254,747,800 are preferred shares. Common and preferred shares issued due to the split share will participate in the same conditions with the shares that originally comprised the Company’s capital stock, in all benefits, including dividends and any other capital remuneration. Additionally, according to the Annual General Meeting (held on April 29, 2005), preferred shares have the right to receive the dividends approved therein.

In an Annual General Meeting held on April 18, 2006, the shareholders of Contax approved the destination of the net income for the year ended December 31, 2005 as follows: (a) appropriation of R$ 4.033 as legal reserve; (b) dividends distribution in the total amount of R$ 13.432; (c) appropriation of R$ 5.727 as unrealized income reserve, (d) appropriation of R$ 57.477 as statutory reserve.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
(b)	Additional paid-in capital

In addition to the capital increase, in November 2004 as mentioned above, R$50,000 was paid-in as a capital reserve, which appropriation will be decided on at a shareholders’ meeting.

(c)	Dividends

According to the Company’s by-laws, Contax Holding has to distribute dividends for each fiscal year in the amount of not less than 25% of the net profit adjusted in accordance with clause 202 of Law No. 6404/76. The Company may also distribute quarterly dividends, as long as the total amount of paid dividends does not exceed the capital reserve. In accordance with Brazilian Corporate Law, on December 31, 2005, management proposed the payment of R$ 13,432 as dividends, approved by the shareholders in the Annual General Meeting held on April 18, 2006.

On April 29, 2005, the distribution of R$ 1,359 as dividends, proposed by management on December 31, 2004, was deliberated and approved by the annual shareholders meeting. On October 27, 2005 the dividends were paid to Contax Holding’s shareholders.

The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Minimum Dividends when determining the Preferred Dividend in relation to the general dividend. Remaining amounts to be distributed, if any, are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder, if any, is distributed equally among holders of preferred shares and common shares.

The Preferred Dividends corresponds to a non-cumulative dividend equal to 6% of share capital determined according to accounting practices adopted in Brazil, in proportion of preferred shares to total capital, or 3% of shareholders’ equity book value per share, whichever is greater.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
Operations

	As of December 31,
	2005	2004	2003
Net income for the year	81,240	6,803	1,904
Less preferred shares dividends	(8,955)	(6,803)	(1,904)
Less common shares dividends	(4,478)

Remaining net income to be equally allocated to preferred and common shares	67,807

Weighted average number of shares outstanding:
Common	127,373,917	127,373,917	127,373,917
Preferred	254,747,800	254,747,800	254,747,800
Basic and diluted earnings per share:
Common	0.21	0.02	0.00
Preferred	0.21	0.02	0.00
Continuing operations

	As of December 31,
	2005	2004	2003
Income from continuing operations for the year	81,240	16,470	61,240
Less preferred shares dividends	(8,955)	(8,955)	(8,955)
Less common shares dividends	(4,478)	(4,478)	(4,478)

Remaining net income to be equally allocated to preferred and common shares	67,807	3,037	47,807

Weighted average number of shares outstanding:
Common	127,373,917	127,373,917	127,373,917
Preferred	254,747,800	254,747,800	254,747,800
Basic and diluted earnings per share from continuing operations:
Common	0.21	0.04	0.16
Preferred	0.21	0.04	0.16

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
(d)	Appropriated retained earnings

Brazilian legislation require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Unrealized	Legal
	Earnings Reserve	Reserve	Total
At December 31, 2002 and 2003		46	46

Appropriation from retained earnings	5,636	377	6,013
Elimination for combined financial statements		(46)	(46)

At December 31, 2004	5,636	377	6,013

Appropriation from retained earnings	5,727	4,033	9,760

At December 31, 2005	11,363	4,410	15,773

The purpose and basis of appropriation to such reserves is described below:
•	Unrealized earnings reserve — this represents mainly our share of earnings of controlled entity, not yet received in the form of cash dividends.

•	Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under accounting practices adopted in Brazil up to a limit of 20% of the Company capital.
At December 31, 2005, management is proposing to allocate R$ 57,477 to constitute the statutory reserve for retained earnings and R$ 13,432 as proposed dividends, in the Annual General Meeting held on April 18, 2006.

The statutory reserve is an Investment reserve that is constituted to insure future investments and to reinforce Contax Holding’s working capital. Any statutory reserve, together with all Appropriated retained earnings, is limited to the Company’s capital.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
17	Transactions with Related Parties

The main transactions between the Company and other related parties can be summarized as follows:

	2005
				Brasil
			Brasil CAP	Veículos
			Capitali-	Companhia	Telemar
	TMAR	Oi	zações S.A.	de Seguros	Internet	Total
Assets
Accounts receivable	426		243	548		1,217

Liabilities
Suppliers	1,647	132				1,779

Revenues
Revenues from services rendered	572,378	96,276	2,699	4,481	5,331	681,165

Costs and expenses
Costs of services rendered	(7,016)	(1,866)				(8,882)

	2004
					Brasil
			Pegasus	Brasil CAP	Veículos
			Telecom	Capitali-	Companhia
	TMAR	Oi	S.A.	zações S.A.	de Seguros	Total
Assets
Accounts receivable	5,021	2,018		257	867	8,163

Liabilities
Suppliers	1,182					1,182

Revenues
Revenues from services rendered	352,221	68,493		2,361	3,980	427,055

Costs and expenses
Costs of services rendered	(4,028)		(472)			(4,500)

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	2003
					Brasil
				Brasil CAP	Veículos
				Capitali-	Companhia
	TMAR	Oi	iG	zações S.A.	de Seguros	Total
Revenues
Revenues from services rendered	278,452	47,075	3,252	1,435	3,413	333,627

Costs and expenses
Costs of services rendered	(1,337)					(1,337)

(*)	TNL`s indirect interest in Internet Group Cayman (“iG”) was sold to a subsidiary of Brasil Telecom S.A. in November 2004.
The transactions with related parties are carried out at terms, rates and conditions similar to those for third parties. The loans are remunerated at a rate of 102% of the Interbank Deposit Certificate (“CDI”) and are classified under long-term assets, based on their expected settlement.

18	Discontinued Operations

As mentioned in Note 1, the Company sold its data center assets to HP and TNL at book value on June 30, 2003. Upon this agreement, the Company signed (i) a sale contract with the parent company TNL totaling R$ 61,586, and (ii) a sale contract with HP totaling R$ 7,350. Payment by TNL was done on the basis of a reduction on outstanding balance of inter-company loans. Some additional assets were sold to TMAR on November, 2003, at their respective book values, totaling R$ 12,814.

Furthermore, based on an independent appraisal report prepared by Cushman & Wakefield Semco, the Company’s management recorded a provision amounting to R$36,375 to adjust the value of a building prepared for data center activities to its realizable value on December 31, 2003. As of November 30, 2004, the Company entered into a sale and purchase agreement with TMAR. The agreement foresees that TMAR should pay R$17,211, until January 2005, for the acquisition of such property. The property was sold on January 17, 2005 to TMAR, which is now responsible for all risks and applicable taxes to this property.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
The data center business is reported in these financial statements as discontinued operations and the Consolidated and Combined Financial Statements for all prior periods have been adjusted to reflect this presentation. The operating results included in discontinued operations are presented in the following table:

	Years ended December 31,
	2004	2003
Net operating revenue		10,181
Cost of services		(32,038)

Gross loss		(21,857)
Operating expenses	(4,984)	(38,927)

Operating loss before interest	(4,984)	(60,784)
Financial result, net	(9,663)	(29,119)

Loss before income tax and social contribution	(14,647)	(89,903)
Income tax and social contribution benefit	4,980	30,567

Loss for the year	(9,667)	(59,336)

19	Financial Instruments

The Company has evaluated its assets and liabilities relating to the market/realization values, through available information and evaluation methodologies established by management. However, the market data interpretation, as well as the selection of evaluation methods require a reasonable judgment and estimate to produce the most adequate market value. Therefore, actual amounts may differ from the estimates.

(a)	Cash and cash equivalents, accounts receivables, other assets and accounts payable

The recorded values approximate the market values.

(b)	Credit risk

The credit risk associated with accounts receivable is not relevant, due to the size of the financial volume of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Doubtful accounts are adequately covered by provisions for any possible future losses on their realization. Financial investments are performed with leading financial institutions, avoiding any liquidity risk.

As of December 31, 2005 and 2004, the Company had no transactions involving derivatives.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
20	Insurance

The Company has a corporative program for risk management to obtain minimum risks, searching at the market compatibles covers with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such damages (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

At December 31, 2005, The Company had the following main insurance policies contracted with third parties:

Segments	Amounts insured
Fire on property, plant and equipment	45,000
Comprehensive general liability	5,000
Loss of profit	45,000
*     *     *