Form 20-F
period 2006-12-31
CONTAX HOLDING CO
filed 2007-06-29
CIK 1332750

As filed with the Securities and Exchange Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
Commission file number: 000-51490
CONTAX PARTICIPAÇÕES S.A.
(Exact Name of Registrant as Specified in Its Charter)

Contax Holding Company (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua do Passeio 56, 16º andar (parte)
20021-290 Rio de Janeiro – RJ – Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Preferred Shares, without par value (“preferred shares”)	Bovespa

Common Shares, without par value (“common shares”)	Bovespa
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     The number of outstanding shares of each of the Issuer’s classes of capital, common or preferred stock, as of the close of the period covered by the annual report was:
242,798,700 preferred shares
121,345,917 common shares
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
Large accelerated filer ☐       Non-accelerated filer ☐       Accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
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
     Our majority shareholder, Telemar Participações S.A., is referred to as Telemar Participações. Our two main clients are Telemar Norte Leste S.A., or Tmar, and its subsidiary TNL PCS S.A., or Oi, both of which are indirectly under common control with us and are jointly referred to as “Telemar.” The parent company of Tmar is Tele Norte Leste Participações S.A., or TNL, which was our majority shareholder before our spin-off to the shareholders of TNL. See “Item 4. Information on the Company - Corporate Reorganization.”
     References to “U.S. dollars,” “U.S.$” or “$” are to the lawful currency of the United States, and references to “real,” “reais” or “R$” are to the lawful currency of Brazil. Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.
     This annual report is presented in reais. On June 22, 2007, the commercial selling rate for reais was R$ 1.9334 to U.S.$1.00. However, for the convenience of the reader and given the dates of the financial statements, some real amounts presented throughout this document have been translated into U.S.$ at the commercial market rate for reais in effect as of December 31, 2006, which was at R$2.1380 to U.S.$1.00.
     References in this annual report to “preferred shares” and “common shares” are to the preferred shares and common shares, respectively, of Contax Holding and collectively referred as the “shares.” References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one preferred share. The ADSs are evidenced by American Depositary Receipts, or ADRs.

     References to “Consolidated and Combined Financial Statements” are to the consolidated and combined financial statements of Contax as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006.
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

FORWARD-LOOKING INFORMATION
     This annual report contains forward-looking statements. We may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about our management’s beliefs and expectations are forward-looking statements. All forward-looking statements involve risks and uncertainties. Many of the forward-looking statements contained in this annual report are identified by the use of forward-looking words such as “anticipate,” “forecast,” “believe,” “could,” “expect,” “should,” “plan,” “estimate,” “intend,” “predict,” “target,” and “potential,” among others. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things:
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
     The following tables present our selected financial data as of the dates and for each of the periods indicated, presented in reais and prepared in accordance with U.S. GAAP. The selected financial information as of December 31, 2004, 2003, and 2002 and for each of the years ended December 31, 2003 and 2002 has been derived from our audited financial statements, not included in this annual report, which have been prepared in accordance with U.S. GAAP and presented in reais in a manner consistent with the information set forth in our Consolidated and Combined Financial Statements. The data as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 have been derived from our audited Consolidated and Combined Financial Statements. You should read this information together with such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The financial statements and information appear in Item 18 of this annual report, together with the audit report of PricewaterhouseCoopers Auditores Independentes, Rio de Janeiro, RJ, Brazil, our independent registered public accounting firm.
Selected Financial Data

	Year ended December 31,
	2006	2005	2004	2003	2002
		(in thousands of reais, except per share data)
Statement of Operations Data
Net operating revenue from services rendered	1,218,583	1,044,787	654,616	410,690	211,660
Cost of services rendered	(1,037,353)	(855,907)	(574,071)	(334,751)	(181,161)

Gross profit	181,230	188,880	80,545	75,939	30,499
Operating expenses	(83,800)	(71,840)	(47,845)	(31,234)	(21,444)

Operating income	97,430	117,040	32,700	44,705	9,055

	Year ended December 31,
	2006	2005	2004	2003	2002
		(in thousands of reais, except per share data)
Financial income (expenses) net	18,405	14,352	(4,662)	(2,141)	(6,923)
Income from continuing operations*	77,681	81,240	16,470	61,240	1,336
Loss from discontinued operations*	—	—	(9,667)	(59,336)	(68,089)

Net income (loss) and comprehensive income (loss) for the year	77,681	81,240	6,803	1,904	(66,753)

Earnings (Loss) per Share (in reais)**
Income from continuing operations Common shares — basic and diluted	0.21	0.21	0.04	0.16	—
Preferred shares — basic and diluted	0.21	0.21	0.04	0.16	—
Net income (loss) Common shares - basic and diluted (i)	0.21	0.21	—	—	(0.18)
Preferred shares — basic and diluted (i)	0.21	0.21	0.03	0.01	(0.17)
Weighted average common shares outstanding – basic and diluted	125,286,067	127,373,917	127,373,917	127,373,917	127,373,917
Weighted average preferred shares outstanding – basic and diluted	250,644,625	254,747,800	254,747,800	254,747,800	254,747,800
Balance Sheet Data
Cash and cash equivalents	231,299	229,488	85,152	33,268	4,366
Property and equipment, net	309,727	265,379	182,936	105,492	225,690
Total assets	683,275	620,466	406,052	326,333	282,829

Current liabilities	234,458	203,080	111,289	197,047	47,273
Long-term liabilities	77,295	56,831	14,089	3,093	226,877
Shareholders’ equity	371,522	360,555	280,674	126,193	4,129

Total liabilities and shareholders’ equity	683,275	620,466	406,052	326,333	282,829

Cash Flow Data
Operating activities (continuing operations*)	139,257	219,889	71,387	88,272	18,019
Operating activities (discontinued operations*)	—	—	(30,945)	(26,449)	(6,449)
Financing activities	(70,544)	(5,297)	109,336	4,406	53,861
Investing activities (continuing operations*)	(66,902)	(87,467)	(97,894)	(42,224)	(59,139)
Investing activities (discontinued operations*)	—	17,211	—	4,895	(5,238)

(i)	Previously reported net income EPS amounts for the year ended December 31, 2004 where 0.02 and 0.02 for common and preferred shares, respectively.

*	Discontinued operations relate to data center activities. See Note 18 to our Consolidated and Combined Financial Statements.

**	The computation of earnings per share for the years ended December 31, 2005, 2004, 2003 and 2002 is based on the number of shares outstanding of Contax Holding on the date of the spin-off, as described in Note 3 to our Consolidated and Combined Financial Statements.
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
     On March 4, 2005, the Brazilian Central Bank issued Resolution no. 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (i) the unification of the foreign exchange markets into a single exchange market, the Foreign Exchange Market; (ii) the easing of several rules for the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the term for converting foreign currency derived from Brazilian exports. On March 8, 2006, the Brazilian government issued a Provisional Measure no. 315, enacted on August 24, 2006 (“PM 315”), which made the currency exchange cover more flexible, making it possible to maintain export revenues (from merchandise or services) abroad, in the exporter’s account or in a Brazilian bank authorized to operate in the exchange market. The new rule also delegates authority to the National Monetary Council (Conselho Monetário Nacional – “CMN”) to establish limits to the exercise of such right, which was done through the enactment of Resolution no. 3,389, on August 4, 2006, which fixed at 30% the maximum percentage of export revenues to be maintained abroad. Furthermore, PM 315 create a possibility to register with the Central Bank, in local currency, the foreign capital invested in legal entities located in Brazil which had not been previously registered and was not eligible to another form of registration by the Central Bank (so-called “contaminated capital”). This set of recent measures represents a step towards to a more flexible Brazilian system. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents, including those made through the so-called non-resident accounts (also known as CC5 accounts).
     The following table sets forth the Commercial Market/Foreign Exchange Market selling rates published by the Central Bank expressed in reais per U.S. dollar for the periods indicated.

		Average
Period	Period-end	for period	High	Low
2002	3.5333	2.9309	3.9552	2.2709
2003	2.8892	3.0715	3.6623	2.8219
2004	2.6544	2.9259	3.2051	2.6544
2005	2.3407	2.4125	2.7621	2.1633
2006	2.1380	2.1771	2.3711	2.0586
January 2007	2.1247	2.1385	2.1556	2.1247
February 2007	2.1182	2.0963	2.1182	2.0766
March 2007	2.0504	2.0887	2.1388	2.0504

		Average
Period	Period-end	for period	High	Low
April 2007	2.0339	2.032	2.0478	2.0231
May 2007	1.9281	1.9808	2.0301	1.9281
June 2007 (through June 22 nd )	1.9334	1.9299	1.9638	1.9047

* Average of the rates on each day in the period.

Source:	Central Bank of Brazil.
     On June 22 nd , 2007, the Foreign Exchange Market selling rate was R$ 1.9334 to U.S.$1.00.
Risk Factors
     The following factors should be carefully considered in addition to the other information presented in this annual report.

Risks Relating to Our Business
A large portion of our revenues originates from a limited number of clients, and the loss of one or more of these clients could significantly impact our financial condition.
     We strategically focus our marketing efforts on developing long-term relationships with large companies in targeted sectors. As a result, we rely on a limited number of significant clients for a large percentage of our revenues. We have contracts with our two largest clients, Telemar and Orbitall Serviços e Processamento de Informações Comerciais Ltda., or Orbitall, which accounted for 58% and 15%, respectively, of our revenues for the year ended December 31, 2006. Our agreement with the Telemar entities (our main client encompassing Tmar and its wholly-owned subsidiary Oi, both of which are indirectly under common control with us) defines services that expire between December 2009 and December 2011. Our agreement with Orbitall, our second largest client, expires in April 2009.
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
     Because our business is labor intensive, our ability to attract and retain personnel is key to our continued growth. We place significant importance on our ability to recruit, train, and retain qualified personnel. We employed 49,132 employees as of December 31, 2006. On average, we experience a monthly turnover of approximately 3.67% of our personnel and we are continuously required to recruit and train replacement personnel as a result of a changing and expanding workforce. In addition, demand for qualified technical professionals conversant with certain technologies may exceed supply, as new and additional skills are required to keep pace with evolving technology. In the event that we are unable to recruit, motivate and retain qualified personnel, the quality of our services could be affected, which could impact our ability to attract new clients and retain existing ones. Additionally, we may experience an increase in personnel costs as a result of: (i) a decrease in the productivity of our employees resulting from the loss of qualified, experienced personnel, and (ii) an increase in recruiting, training and severance costs related to a higher employee turnover.

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
     Our business is dependent on our servers, desktops, telecommunications and network equipment, software applications and IT processes and procedures. The failure to maintain our technology capabilities or to respond effectively to technology changes could adversely affect our competitiveness. Our continued growth and future profitability depends, among other factors, on the introduction of new services that effectively leverage and respond to technological developments.
     There can be no assurance that (i) our IT and telecommunications systems will be adequate to meet our clients’ future needs; (ii) we will be able to incorporate new technology to enhance and develop our existing services; and (iii) technologies or services developed by our competitors will not render our services uncompetitive or obsolete.
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
     On a historical basis, however, we can offer some approximate quantification of the exposure we were subject to under the provisions of our main contact center service agreements. In connection with our contact center service agreement with Telemar, based on actual revenue levels under that contract during 2006, our exposure to penalties related to damages for that year (had there been any) could have been up to an amount of approximately R$38 million (U.S.$17.6 million). In 2006, if our agreement with Telemar were terminated as a result of a contractual breach on our part, we could have been exposed to an early termination penalty in that year equal to approximately R$57 million (U.S $26.8 million).
     In connection with our contact center service agreement with Orbitall, our exposure for our discretionary early termination of that contract varies from R$2 million to R$12 million depending on the point in time during the term of that contract in which we choose to early terminate it. In addition, in the case of a material breach, we may be exposed to the amount of the actual damages incurred by Orbitall if those damages exceed such minimum early termination penalties. Nevertheless, the amount of any such damages would be fact specific and is not determinable at this time. Additionally, based on actual average monthly revenues since the execution of our contract with Orbitall, our historical exposure for Orbitall’s proven losses and damages for December 2006 (had there been any), resulting from actions of our employees or agents, could have been up to an amount of approximately R$6 million (U.S.$2.9 million).
     As a result, our exposure for breach under these contracts, though currently indeterminable, may have a significant negative impact on our results.
We may be unable to achieve the same performance levels we have been experiencing with our performance-based compensation contracts.
     We derived approximately 26% of our net revenues for the year ended December 31, 2006 from operations with performance-based compensation, consisting mostly of telemarketing and debt collection services. These services depend not only on our success in selling a product, locating a debtor or negotiating a debt settlement, but also on other factors that are beyond our control. For telemarketing activities, for example, our compensation is measured according to the amount of our clients’ products that we are able to sell in a given period of time or on a sales target which we are required to meet. Consequently, our performance-based compensation for telemarketing can be affected by, among other things, the attractiveness of the products and services we will be selling for our clients. In addition, prevailing macroeconomic conditions in Brazil, such as GDP growth, unemployment and availability of disposable income, also affect our performance-based compensation more acutely than they affect enterprises that rely solely on fixed-based compensation, since such macroeconomic conditions directly affect consumer spending and default rates. Consequently, there can be no assurance that we will be able to maintain the same level of our past performance in the future or that we will not incur losses with our performance-based compensation contracts.
We may be responsible for labor liabilities which could have an adverse effect on our profitability.
     We were involved in 2,022 labor claims as of December 31, 2006. Although the total amount of all labor claims filed against us is approximately R$131,387 thousand (U.S.$61,453 thousand) as of December 31, 2006, we only record provisions for the contingent liabilities for which we consider the risk of loss to be “probable,” which on that date amounted to approximately R$22,990 thousand (U.S.$10,753 thousand). We also are subject to potential administrative proceedings brought by the Brazilian Labor Department.
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
     As our controlling shareholder, with 56.4% of our common stock, Telemar Participações has the power to, among other things, modify our business plan, alter our dividend plan and sell our material assets. Telemar

Participações is also the indirect controlling shareholder of Telemar (our largest client encompassing Tmar and its wholly-owned subsidiary Oi), which is responsible for a substantial portion of our net revenues. We cannot assure that our controlling shareholder will not take actions that might differ from or conflict with the interests of our other shareholders.
We may be liable for fraudulent activities or misappropriation of our clients’ information by our employees or third parties.
     Our contact center business puts us in possession of sensitive client information. Despite our internal controls and our efforts to protect our clients’ information, we may be held liable for fraudulent activities by our employees or by third parties. For example, unauthorized persons may be able to breach our physical or network security systems. Meanwhile, authorized employees may misuse their authorization rights or the information to which they have access. Our failure to prevent these occurrences could: (i) damage our reputation with our clients; (ii) allow them to terminate their contracts with us; (iii) expose us to potential liability; and (iv) subject us to the previously discussed contractual penalties and indemnities, all of which may substantially harm our business and results of operations. We are negotiating the related insurance policies that would only partially cover expenses related to penalties, indemnities and damages that may result from such occurrences.
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
     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian Government’s actions to control inflation and implement macroeconomic policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our common shares and ADSs may be adversely affected by changes in policies or regulations, or by other factors such as:
•	devaluations and other currency fluctuations;

•	inflation rates;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls and restrictions on remittances abroad (such as those that were briefly imposed in 1989 and early 1990);

•	monetary policy;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.
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
     Presidential elections were held in Brazil in October 2006, and President Luiz Inácio Lula da Silva was reelected for another four-year term. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The post-election administration of President Lula may seek to implement new policies. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.
Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market, our business and operations and the market price of the shares.

     Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. While inflation has been kept largely under control since the introduction of the real in 1994, inflationary pressures persist. Actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, a general price inflation index published by Fundação Getúlio Vargas, or FGV, the Brazilian general price inflation rates were 12.4%, 1.2% and 3.8% in 2004, 2005 and 2006, respectively. According to the Índice Geral de Preços - Disponibilidade Interna, or IGP-DI, another general price inflation index published by FGV, the Brazilian general price inflation rates were 12.1%, 1.2% and 3.8% in 2004, 2005 and 2006, respectively. According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA, published by the Instituto Brasileiro de Geografia e Estatística, or IBGE, the Brazilian consumer price inflation rates were 7.6%, 5.7% and 3.1% in 2004, 2005 and 2006, respectively. In the first quarter of 2007, inflation measured by the IGP-M, IGP-DI and IPCA, was approximately 1.11%, 0.88% and 1.26%, respectively, or 4.51%, 3.57% and 5.14% on an annualized basis, respectively.
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
     In addition, in April, 2007 the Brazilian Labor Department published a technical note setting forth new guidelines concerning labor practices and regulations regarding contact center activities. These recent rules include, among other things, employees’ directives regarding work environment, working hours and breaks. Labor inspectors have been paying greater attention to these factors and, as a result, have been requiring strict compliance by companies with workplace health and safety rules. Enforcement of these new regulations may lead to increased costs, which we may not be able to pass through to our clients or, in some cases, administrative fines, which would adversely affect our financial condition.
Regulatory proposals, such as the creation of a “do not call list”, could restrict our contact center services.
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
     The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. Based on the real/U.S. dollar exchange rate, the real devalued against the U.S. dollar by 34.3% in 2002, and appreciated 22.3%, 8.8%, 13.4% and 9.5% in 2003, 2004, 2005 and 2006, respectively. In the first quarter of 2007, the real appreciated against the U.S. dollar by 4.1% based on the real/U.S. dollar commercial exchange rate as of the close of business on March 30, 2007.
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

     There has not been a public market for either our ADSs or our preferred shares. We have obtained approval for the listing of our preferred shares on the Bovespa (stock exchange of the State of São Paulo, Brazil, the main Brazilian stock exchange) , but we do not intend to list the ADSs in any organized market or stock exchange. As a result, active trading in the ADSs will not likely develop. Similarly, active trading in the preferred shares in the United States will not likely develop. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.
The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.
     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and more concentrated than major securities markets in the United States. As a result, the price for the preferred shares may be subject to substantial volatility, and it may be difficult to find a buyer or a seller at certain times. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the Depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time of your choosing may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in the United States. As of December 31, 2006, the aggregate market capitalization of the ten largest companies listed on the Bovespa was approximately U.S.$370.5 billion, representing almost 51.3% of the aggregate market capitalization of that market. The top ten stocks in terms of trading volume accounted for approximately 61.1%, 51.3% and 46.1% of all shares traded on the Bovespa in 2004, 2005 and in 2006, respectively.
Holders of preferred shares and ADSs have limited voting rights.
     Of our two classes of capital shares outstanding, only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will be entitled to full voting rights only in the event that we fail to pay the minimum dividends for a period of three consecutive years. As a result of these limited voting rights and the fact that Telemar Participações owns 56.4% of our common stock, holders of our preferred shares and, therefore, of our ADSs as well, generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

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
     According to Law no. 10,833, enacted on December 29, 2003, the disposition or sale of assets located in Brazil by a non-resident to either a Brazilian resident or non-resident is subject to taxation in Brazil, regardless of the domicile of the purchaser or whether the disposition occurs outside Brazil. If the disposition or sale of assets located in Brazil is interpreted to include a disposition or sale of our ADSs, this provision could result in the imposition of income tax on the gains from such a sale or disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil. However, due to the fact that Law no. 10,833 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs solely between non-residents could ultimately prevail in Brazilian courts.

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
     In July 2006, the Company implemented the first share buyback program which was concluded in October 2006 and resulted in the repurchase of 5,887 thousand common shares and 11,774 thousand preferred shares, which represented 100% of the authorized number of shares to be repurchased under that program. The total buyback cost for the Company was around R$40,614 thousand (U.S.$18,996 thousand).
     In November 2006, the Company implemented the second share buyback program which, until December 31, 2006 resulted in the repurchase of 141.3 thousand common shares and 175.2 thousand preferred shares at a total cost of approximately R$780 thousand (U.S.$365 thousand). This second share buyback program ended in March 2007 and resulted in the repurchase (in 2006 and until March, 2007) of 5,298 thousand common shares and 24,058 thousand preferred shares at a total cost of approximately R$ 62,387thousand (U.S.$29,180 thousand). (See more details about the two share buyback programs in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.)
     The following organizational charts illustrate the business structure of Telemar Participações, Contax’s controlling shareholder, and its subsidiaries:

Overview
     The Company has experienced an overall growth of its businesses since its inception. Pursuant to information available in the most recent financial statements published by Brazilian contact center companies., in 2006 it confirmed its position as the largest contact center service provider in Brazil based on 2005 revenues, which was maintained in 2007 based on 2006 revenues. We specialize in the design, implementation, and operation of complex contact centers, in order to help our clients improve their customer relationships and maximize the value they provide to their customers. Our clients include many of Brazil’s largest companies in the telecommunications, financial services, utilities and Internet sectors.
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
     We currently serve 55 clients (as compared to 38 at the same period in the previous year). Our business strategy is focused on developing long-term relationships with large companies in targeted sectors. We offer a variety of channels of communications to interact with customers, including voice, Internet, e-mail, mail and fax services. At December 31, 2006, we had 49,132 employees (49,554 in 2005) and operated 22,407 workstations (22,481 in 2005) distributed throughout 18 contact centers (15 in 2005) in Brazil.
     Our services are designed to enhance the quality of customer interaction at all stages of the customer lifecycle, from identifying and acquiring new customers through providing information and customer services, rendering technical support, customer retention, and debt collection.
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
     Contact center activities are becoming central to the way companies choose to enhance customer loyalty and retention. According to the most recent data of the IDC (a market intelligence and consulting company specializing in the IT and telecommunication industries), the outsourced contact center market worldwide had gross revenues of approximately U.S.$58.1 billion in 2006. The IDC estimates that five key sectors constitute approximately 80% of this market: telecommunications, technology/consumer, financial services, healthcare and transportation/leisure. However, according to the most recent data of the ABRAREC (Associação Brasileira das Relações Empresa Cliente), the outsourced contact center market in Brazil is estimated to have gross revenues of approximately

U.S.$2.7 billion in 2006. The two biggest companies of the Brazilian contact center market (Contax and Atento) together had gross revenues of approximately U.S.$870 million in 2005 and U.S.$1,076 million in 2006.
     Factors that influence companies worldwide to outsource their contact center needs include the following:
•	Increasing importance for companies to retain and enhance customer relationships;

•	Increasing need for companies to focus on core competencies rather than non-revenue producing activities;

•	Rapid changes in technology requiring personnel with specialized technical expertise and continued investment in new contact center equipment and services;

•	Increasing need to integrate and manage complex systems incorporating a variety of hardware and software systems spanning a number of technology generations; and

•	Extensive and ongoing training requirements.
     Brazilian contact center outsourcers have enjoyed significant growth over the past several years. Several factors contributed to this growth:
•	Increase in telephony penetration. Prior to Brazil’s privatization of state-owned telecommunications companies in 1998, telephony penetration in Brazil was very low, limiting the use of contact centers as an effective way to deliver customer service on a broad basis. Today, a larger portion of the Brazilian population can access customer services in general through different communication channels, including both mobile and fixed-line terminals. According to the Brazilian telecommunications regulatory agency (Agência Nacional de Telecomunicações), or Anatel, total wireline and wireless penetration grew from 42.8 million in 1999 to 151 million in 2006.

•	Expansion of contact center-intensive service sectors due to economic stabilization and privatization. In the mid-1990s, Brazil implemented successful economic reforms which created a stable macro-economic environment, spurring the growth of financial services and, consequently, the consumer base of these companies. Brazil concurrently privatized large state-owned service providers in the telecommunications, electric, water and gas sectors, which brought about large investments and a rapid growth in customers.

•	Pressure to reduce costs. Pricing pressures from competition and shareholder demands for higher returns have forced Brazilian companies to streamline personnel, through restructuring and outsourcing, and make other cost reductions, including reducing face-to-face customer services.
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
     According to the most recent data from the IDC, the total number of outsourced workstations in Brazil grew from an estimated 51,952 workstations in 2002 to 90,809 in 2005, implying a 20% annual growth rate. Moreover, according to ABRAREC, the total number of outsourced workstations in Brazil grew to 88,000 in 2005 and to 103,000 in 2006. The proportion of outsourced contact center workstations relative to the total number of contact center workstations in Brazil was 22% in 2002, while in 2005 and 2006 this rate had grown to 30% and 39% respectively, according to ABRAREC. It is our belief that this increase in outsourced contact center workstations is an indication of substantial growth opportunities for outsourcers of contact center services.
Our Strategy
     The contact center market in Brazil has experienced strong growth over the last five years and, according to industry studies, we have been able to capture approximately 30% of this market growth. Because of our rapid growth in this market in recent years, in 2005 we became the market leader as measured by total revenue in the contact center market. At the same time, the contact center market has become more competitive, and growth opportunities correspondingly more limited.
     As the contact center market started showing signs of maturity and of a new stage in its life cycle, in 2005 we decided to carry out a full review of our strategy. To maintain our leadership position, we adopted a new strategic direction, “Leadership in Execution”, which has been successfully implemented in 2006. Our goal is to develop a business model with continuous focus on innovation and programs to attain excellence in services rendered to our clients, while emphasizing a diversified service portfolio. This strategy is based mainly on two pillars:

     (i) the refinement of our product offerings, especially with regard to our core services, and
     (ii) the development of our support areas (such as our human resources, sales, financial departments and IT systems) and our operational model.
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
     Debt collection: We see potential for development in the debt collection market. Each industry segment and each client has different requests concerning the way a collection should be processed. We believe that by replicating the successful model used with our client Telemar we can achieve good results for our other clients. Through developing pilot tests to try new methods of debt collection, integrating management information systems with customers’ needs, providing debt collection operators with proper training, as well as implementing customized forms of variable earnings, we will be able to continue to grow our customer base.
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
     We have initiated a number of actions to implement our “Leadership in Execution” strategy. The first was an organizational restructuring, whereby Operations Executive Boards were created, specializing in Customer Services, Collection and Telemarketing. Additionally, a Product Department was created. In the course of 2006, this strategy was pursued by discussing and establishing individual actions for all Executive Boards, when the follow-up actions and responsible individuals were identified. Significant progress was made with respect to the initiatives recommended, including: design of the basic employee selection and recruitment profile; redesign of the variable compensation model; design of a portfolio of product offerings; implementation of mailing strategies and analyses; formation of a consulting group to analyze, identify gaps and propose solutions regarding services we provide to our clients.
Competition
     The outsourced contact center sector in Brazil is competitive and fragmented. Our five largest competitors are listed below. We also compete with a variety of companies, including niche providers, consulting companies, IT providers, and numerous small companies that offer low value-added services (primarily outbound telemarketing services). In addition, we compete with in-house contact centers, which continue to represent the largest segment of contact center activities. In addition, some of our outbound services also compete with other forms of direct marketing, such as mail and e-mail messages, and with traditional media, such as television and radio.
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
     In 2005 we became, and remained in 2006, the leading contact center service provider in terms of revenues (based on information in the most recent financial statements published by Brazilian contact center companies). Our major competitors in Brazil are:
•	Atento. Atento is a part of the Spanish group Telefonica, which in Brazil controls a large fixed-line operator (Telesp), an Internet provider (Terra) and, together with Portugal Telecom, Brazil’s leading mobile operator (Vivo). Atento has operated in the Brazilian market since 1999. After acquiring several companies in the sector, they became one of the largest contact center services providers in Brazil. Two of Atento’s major clients are Telefônica and Unibanco.

•	Teleperformance. Teleperformance is a French company that operates in approximately 36 countries. In 2004, Teleperformance increased its Brazilian operations by merging with Companhia Brasileira de Contact Center, after which Teleperformance became one of the largest contact center service providers in Brazil. Two of Teleperformance’s major clients are Brasil Telecom group (one of Brazil’s largest telecommunications operators and comparable to Telemar in size and breadth of services) and Gol (one of Brazil’s largest airlines).

•	ACS. Controlled by Algar Group, a diversified Brazilian conglomerate, ACS was founded in 1999 with headquarters located in Uberlândia in the state of Minas Gerais. We believe ACS’s two main clients are CTBC (a telecom operator in Uberlândia that is part of the Algar Group) and American Express Brazil.

•	Brasil Center. Brasil Center is part of the Mexican group Telmex, which now controls Embratel (one of Brazil’s largest telecommunications operators in long distance and data services), and Claro (a subsidiary of America Movil and one of Brazil’s largest mobile operators). To date, Brazil Center has not actively pursued the contact center services market outside their controlling group.

•	Dedic. Dedic is part of the Portuguese group Portugal Telecom which controls, jointly with Telefonica, Brazil’s largest mobile operator Vivo. Dedic primarily services, directly or indirectly, Portugal Telecom’s subsidiaries in Brazil.
Our Business
     We offer a variety of integrated customer-interactive products and services covering all stages of the customer lifecycle through multiple communications channels. Each of our main service offerings (customer service, telemarketing, technical support, retention, and debt collection, as described below) showcases our ability to add value to our clients’ Customer Relationship Management (CRM) strategies, while anticipating their needs. CRM refers to our strategy of identifying customer needs, improving customer interactions, and customizing contacts, sales approaches, and automation to provide optimum service to each type of customer to maximize the bottom line benefits to the organization.
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
     Our main service offerings are as follows:

•	Customer Care. Our customer care services range from simple customer assistance, such as providing information about products and services, to more complex requests, such as: (i) initial troubleshooting of interrupted services, (ii) handling billing inquiries, and (iii) activating new services and/or monitoring the installation of the required equipment at the customer’s site.

•	Telemarketing. This service is primarily focused on outbound client acquisition, up-selling and cross-selling of our clients’ products and services. Our telemarketing services include prospect identification, campaign management and data mining. We also provide inbound telemarketing services, which are executed in coordination with our clients’ marketing campaigns. We are also implementing aggressive cross-selling sales strategies to monetize each inbound customer service contact.

•	Technical Support. We provide comprehensive technical product support for our clients’ customers. For example, we handle troubleshooting calls of consumer products, respond to software and hardware problems, provide support for ISPs’ dial-up and broadband customers, and manage corporate IT help desks. For such services, we employ qualified personnel with specialized technical training in dedicated teams.

•	Retention. We provide our clients with customer retention services, whether by persuading their end-customers not to cancel a service or by observing customer behavior and taking preventive measures to avoid cancellation requests. We collaborate with our clients in order to develop new scripts as well as new retention offers to improve the results of such activities.

•	Debt Collection. We design debt collection strategies together with our clients to maximize results, while emphasizing customer retention. We participate from the early stages of developing our clients’ collection strategy to the actual execution of the strategy, using database filters (systems that prioritize contacts and determine the type of service each customer will receive), predictive dialers and other automatic contact tools, such as voice mail and text messages typically sent to wireless handheld devices, in order to maximize the likelihood of customer contact and behavior models that enable us to categorize customers’ risk and identify the most efficient techniques of interacting with customers. In order to enhance our performance, we launch pilot programs to test the statistical efficiency of specific tools and strategies.
     The percentages of revenues, derived from each of the services listed above, were as follows:

	Year ended December 31,
Services	2006	2005	2004
Customer Care	54.0%	57.7%	64.2%
Telemarketing	12.3%	11.9%	10.6%
Technical Support	2.3%	2.7%	2.3%
Retention	3.9%	3.6%	3.8%
Debt Collection	15.3%	13.2%	11.8%
Other	12.3%	10.9%	7.3%

Total	100.0%	100.0%	100.0%

     We also offer other services such as dispatch, back-office support, and surveys, among others. Furthermore, we continuously work with our clients to develop new products.
     On a monthly basis, we handle approximately 131 million customer contacts over the telephone at our 18 contact center sites. Our technology infrastructure provides for the effective distribution of calls to one or more of our sites.
Markets and Clients
     We provide contact center services primarily across the following sectors:
•	Telecommunications. We provide a full range of contact center services to Oi/Telemar, our largest client. Oi/Telemar’s operations include fixed line terminals, long-distance services, mobile services, as well as broadband and corporate voice and data services. In addition to traditional customer care services, we deliver extensive client retention and debt collection services for Oi/Telemar’s retail and corporate customers. Because we have a strong relationship with Telemar and because other telecom groups control their own contact center companies, we have not actively pursued other opportunities in this sector.

•	Financial Services. New financial products and service offerings have expanded our opportunities in this sector. We provide a broad range of services to the credit card, retail bank and insurance segments, as well as to consumer credit companies. This sector continues to grow in importance for us since many financial institutions have in-house operations that fit into our strategy of focusing on clients with high volume and highly complex services.

•	Utilities. There are several large companies in Brazil in the power, water and sewage, and gas distribution segments. Currently, we provide services to a few power distribution companies in the Southeast and Northeast regions of Brazil. We intend to continue to expand our activities in this sector and our success could be enhanced if there is further privatization in the water and sewage segment.

•	Internet. We have developed specific end-to-end services for Internet service providers, or ISPs, by servicing iG, Brazil’s largest ISP, and, more recently, Oi/Telemar’s new ISP subsidiary. We are particularly interested in providing customer acquisition, retention and technical support services to the growing number of broadband Internet access providers.
     Other key sectors include pay TV, travel and transportation, among other service providers. We conduct virtually all of our business in Brazil and the vast majority of it in Portuguese.
     The percentages of revenues, with respect to each sector listed above, were as follows:

	Year ended December 31,
Sector	2006	2005	2004
Telecommunications	57.6%	64.5%	64.5%
Financial Services	31.5%	27.4%	27.6%
Utilities	1.9%	1.5%	1.4%
Internet	1.2%	1.1%	0.8%
Other	7.9%	5.6%	5.7%

Total	100.0%	100.0%	100.0%

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
     Nearly all of our contracts include Service Level Agreements (SLAs) that define performance requirements and minimum quality thresholds. Service Level Agreements are agreements between service providers and their customers that define, among other things, the services provided, the metrics associated with these services, acceptable and unacceptable service levels (e.g. speed of answer goals), liabilities on the part of the service provider and the customer in the case of non-performance, and actions to be taken in specific performance. The most common Service Level Agreement provision on inbound services is related to the time a customer should wait to be serviced. This is typically measured as the minimum percentage of phone calls that should be answered in a maximum time frame (e.g., an “80/20” Service Level Agreement provision requires that at least 80% of the calls will be answered in no longer than 20 seconds). With the increased complexity of outsourced services, more Service Level Agreement provisions are required by clients, such as service interruption, adherence to defined scripts, and even operator turnover. If we do not meet a Service Level Agreement provision, we may be liable for penalties or a price reduction of our services.
     Our clients are entitled to receive penalties and indemnifications from us when they face operational problems or damages resulting from an act of imprudence, negligence, gross negligence or willful misconduct by us in connection with the delivery of our services. These penalties, and consequently the respective amounts due thereunder, vary depending on the type and level of each failure. Hence, we cannot quantify an amount for these penalties in advance, since it is only possible to determine the nature and extent of those failures when a specific event occurs. Regarding our indemnification obligations, we have other contracts pursuant to which we may be required to pay the total amount of the damages incurred by a client, as calculated by the client, an arbitrator or a judge in a legal proceeding. As a result, we are unable to estimate the amount of these indemnifications, since such amount would be directly related to the nature and extent of the damages incurred by our clients and caused by us, our Directors, Officers, employees or subcontractors. Our exposure in any of these circumstances could be significant.
     Although still significantly dependent on our contracts with our two largest clients, Oi/Telemar and Orbitall, we have seen a decrease in their contribution to our total revenues in 2006 in comparison with 2005: such contracts accounted for 57.6% and 14.9% of our revenues for the year ended December 31, 2006, and for 64.5% and 17.4%, respectively, for the year ended December 31, 2005. This reduction is explained by (a) our continued commercial efforts to improve our relationship with other existing clients as well as to work for new clients, (b) our performance maximization through productivity gains, changes in the assistance processes in several operations, which resulted in less overall volume of businesses and total revenue from these two clients, and (c) the improvement that these clients, mainly Oi/Telemar have made in their internal processes, the automation of some services and the requirement of reduction of some SLAs.
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
Human Resource Management

     We believe human resources are the key to the success of our business. Accordingly, we continuously refine our approach to hiring, training and managing qualified personnel at all levels of our organization, which we believe to be one of our core strengths. We had 49,132 employees at December 31, 2006.
     We offer classroom, online and on-the-job training programs for our employees, ranging from training regarding information about our clients and the products and services they offer to techniques of telephone-based sales and customer service. Once hired, each new operator receives on-site training, the duration of which depends upon the complexity of the services to be provided.
     In order to guarantee productivity and quality of our employee’s performance, we developed specific training programs related to customer care, telemarketing and debt collection techniques. For activities with performance-based compensation services, we have specific training programs to guarantee constant results.
     We also focus on employee retention. This effort is important since initial training costs, particularly for inexperienced and young recruits, is costly and time consuming. Moreover, better-qualified and more experienced operators generally achieve higher productivity levels and greater revenue per workstation.
     We have an aggressive internal employee promotion program. Our systems and tools allow us to track each operator’s performance using predefined indicators, such as punctuality, absence and productivity. These systems allow us to reward our best employees, and provide specific training for underachievers, resulting in greater productivity and reducing total human resources costs. We have variable compensation programs for activities that are linked to the achievement of performance-based goals.
Facilities
     Our principal executive office, known as Passeio, is located in Rio de Janeiro, Brazil. This facility currently serves as the headquarters for senior management and the financial, information technology, human resources and administrative departments. Passeio also houses some contact center operations, with more than 4,116 workstations, and it is currently our largest facility with 24,924 square meters. We currently operate a total of 18 contact centers in seven different states, plus Brazil’s Federal District.
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
     We seek new locations where there are favorable workforce demographics, ample telecommunication and electricity services and easy access to transportation for employees. We also perform a cost-benefit analysis of every potential location in light of rental costs, setup/retrofit costs, local tax incentives, safety features, and the cost of future expansion. This has led us to achieve competitive advantages in connection with the location of our facilities: (a) our operations are geographically spread, covering a substantial part of the main economic areas of Brazil; and (b) we have important operations in places like the Northeast of Brazil which allow us to render services at lower general costs, mainly as a result of local tax incentives and high performance of our personnel at lower labor costs.
     The following table sets forth additional information concerning our facilities at December 31, 2006:

Sites	State	# Work Stations	# Employees	Sq. Meters	Expiration
Passeio*	RJ	4,116	6,732	24,924	Sept. 30, 2010
Niterói	RJ	1,327	3,660	13,624	Dec. 31, 2009
Makenzie	RJ	1,220	3,211	10,077	Dec. 31, 2009
Mauá**	RJ	830	1,936	9,702	Feb. 28, 2013
Antartica	SP	2,607	5,854	27,723	May 31, 2009
Paulista	SP	2,547	5,645	17,574	Dec. 31, 2010
Prado	MG	2,206	4,720	11,998	Dec. 31, 2009
Nova Lima	MG	237	444	977	May 14, 2007
C. da Pólvora	BA	1,266	3,229	7,757	Dec. 31, 2009
Comércio	BA	1,165	2,918	11,000	March 31, 2009
Borges de Mello	CE	2,166	4,829	15,246	Dec. 31, 2010
Príncipe***	PE	557	1,143	3,805	Dec. 31, 2009
Porto Alegre	RS	258	664	1,290	Sept. 17, 2007

Sites	State	# Work Stations	# Employees	Sq. Meters	Expiration
Distrito Federal	DF	81	128	320	May 14, 2007
Contorno****	MG	730	1,671	7,290	July 30, 2010
Conquista***	PE	764	1,688	9,256	June 26, 2011
Rubens Meireles*****	SP	276	552	2,752	July 2,2011
Augusta *****	SP	54	108	2,863	May 31, 2011

Total		22,407	49,132	178,178

*	Includes both contact center operations and our headquarters.

**	In June 2006, the contract with the Assembléia site expired, and the contact center operation was transferred to a new site called Maua, which became operational in the middle of 2006.

***	The Boa Vista site was built in 2003 to be a back office center for fixed-line service. As it became obsolete, and as we built new contacts centers in Pernambuco, this site was shut down and the operation was transferred to other sites such as Principe and Conquista, which became operational in September 2006. Conquista was built with state-of-art technology and infrastructure, has a 900 workstation capacity and already handles significant operations.

****	In March 2006, the Contorno site also became operational with installed capacity of around 1,000 workstations, and it has absorbed some of the telemarketing services previously provided at the Prado site.

*****	The sites Rubens Meireles and Augusta commenced operations in November and December, 2006.
Information Technology
     We have invested significantly in telecommunications and IT infrastructure and have focused on applying such investments to meet our and our clients’ requirements. We anticipate that it will be necessary to continue to invest in the development of new and innovative systems on a timely basis in order to maintain our competitiveness.
     We use industry-standard software and hardware from IBM, Lenovo, Microsoft, Oracle and Cisco, EMC, Avaya, Nortel, SAP, Novell, Genesys, Dell, Altitude, Intervoice, Nice, CA, Symantec and others for operations and administrative functions, in addition to our own internally developed software and applications. For the purposes of interacting with our clients’ databases, we have implemented highly customized services. In some services, we also utilize systems and software developed by our clients.
     We have developed the internal capability to design software services applicable to our business requirements. Our in-house software development team is comprised of approximately 40 systems programmers and analysts. We have successfully developed in-house systems that have resulted in a competitive advantage by allowing us to tailor our services as well as control and reduce our operational costs, particularly those related to employee productivity. See “-Our Strategy.”
     We utilize sophisticated technology for our business, from our telephony platforms (Avaya and Nortel) to our workstations, computer equipment (Dell, IBM, Lenovo and others) and professional recorders, as well as productivity tools, such as predictive dialers, Interactive Voice Response Units, automated call distributors and workforce management software. Our customer service professionals have the tools to initiate and efficiently handle millions of service interactions on a daily basis. Our telephony infrastructure, partnered with Telemar’s as well as other carriers’ data and telephony networks, provide several options when routing voice and data contacts throughout our different sites. These platforms support such features as voice over IP, or VoIP, best services routing, skills-based routing and schedule adherence.
     Contax’s IT infrastructure has also been improved due to the selection of ISACA’s CobiT 4.0 as our IT framework, providing us more transparency, better quality and less costs per transaction. Our business partners – software developers, professional services, service desk and others – are being encouraged to comply with well-known and accepted best practices, such as:
•	the Information Technology Infrastructure Library (ITIL) , a framework of best practice approaches intended to facilitate the delivery of high quality IT services. ITIL outlines an extensive set of management procedures intended to support businesses in achieving both quality and value, in a financial sense, in IT operations. These procedures are supplier independent and have been developed to provide guidance across the IT infrastructure, development, and operations.;

•	the PMBOK, published by the Project Management Institute (PMI) and widely accepted to be the standard in project management. The PMBOK documents information and practices applicable to any type of project, not just IT related projects; and

•	the Capability Maturity Model (CMM), a process improvement approach based on a process model that can assess organizations against a scale of five process maturity levels. Each level ranks the organization according to its standardization of processes in the subject area being assessed, and the subject areas can be as diverse as software engineering, systems engineering, project management, risk management, system acquisition, IT services and personnel management.
Capital Expenditures
     The following table sets forth our capital expenditures for the periods indicated below:

	Year ended December 31,
	2006	2005	2004
	(in thousands of reais)
Telecommunications and IT systems	64,035	75,564	58,888
Leasehold improvements	36,549	37,392	16,283
Furniture and fixtures	5,510	8,552	20,949
Other	2,764	7,188	6,550

Total capital expenditures	108,858	128,696	102,670

     We expect our 2007 capital expenditure budget will decrease if compared to 2006, since it is mostly linked to our rate of growth, which we anticipate to be lower in 2007 due to the maturity of the industry life cycle. We have budgeted approximately 80.0% of the 2007 capital expenditure to investments related to revenue growth, such as additional workstations and the establishment of new facilities and software, and the remaining 20.0% on general upgrades and quality improvements of our existing systems.
Sales and Marketing
     Our commercial efforts are focused on the largest Brazilian economic conglomerates, which we believe have the potential need for a significant number of outsourced services. As a result of this strategy, we channel virtually all of our sales efforts through our direct corporate sales force, consisting of twelve key account managers, led by three commercial managers and supported by a team of seven internal sales representatives who are responsible for supporting the key account managers in designing commercial proposals. The key account managers are classified into three groups: the “Hunter” group focuses on acquiring new clients, the “Farmer” group focuses on expanding business with existing clients, and the ”Farmer Itaucard/Citibank/Orbitall” group focuses on expanding our service to a specific client in the credit card processing business.
     According to our “Leadership in Execution” strategy, we have recently structured the Products Solutions Development team in order to enable us to deliver customized products to our clients. Based on our understanding of our customers’ needs and specific requirements, this team generates customized solutions using in-house knowledge and experience. Furthermore, this division is responsible for managing the entire service delivery process, interfacing with various other areas of Contax.
     Moreover, we also organize sales, products and marketing teams with two main guidelines: (1) structuring and developing Contax’s service offerings, focused on three lines of services: Customer Service, Sales and Debt Collection; and (2) assisting our operational divisions in implementing best practices.
     Finally, we launched in 2006 our new vision known as “WE MAKE CLIENTS FOR LIFE”, which illustrates the whole Company’s deep commitment to, and alignment with, our clients’ long-term satisfaction. This new vision stimulates us to organize and present ourselves as a strategic partner, focused on the final customer of our clients, thus creating an interdependent relationship with our direct clients. We intend to be a relationship company rather than a simple service company.
Insurance
     Our assets and liabilities of material value and high risk are currently covered by insurance policies maintained by Contax Holding and TNL Contax, which guarantee coverage for material damage and loss of revenue arising from such damage. In May 2006, TNL Contax obtained its own insurance policies, all renewed in May 2007, in the amounts listed below, which it believes will be adequate for the nature and risks of its activities and sufficient to ensure the protection of its net worth and operational continuity.
     Our insurance policies comprise the following coverage, measured by the risks and nature of our assets:

Coverage Type	Amount Covered
Property damage	R$64,160 thousand
Business interruption	R$52,310 thousand
General liability	R$5,000 thousand
Directors and Officers’ liability	U.S.$60,000 thousand
Intellectual Property
     We do not have any trademarks filed or registered under our name in Brazil. However, we use all of the “Contax” trademarks which were filed by TNL. TNL has 17 trademarks containing the word “Contax” filed with the Brazilian Institute for Intellectual Property (Instituto Nacional de Propriedade Intelectual), or INPI. Of these trademarks, eight were already registered and nine trademark requests are still pending for registration with INPI. Four of these nine trademarks are currently being opposed by third parties. However, these opposed trademarks are not linked to our core business or widely recognized in the Brazilian market as part of our identity. Hence, we are not significantly dependent on them and, as a result, even if such oppositions would cause us to lose the opposed trademarks, this would not have an adverse effect on our business and results of operations. All 17 trademarks will be assigned to us by TNL at no cost, upon authorization of INPI.
     There are currently seven domain names registered with the “Contax” name at the Center of Information and Coordination of Dot BR – NIC.BR (Núcleo de Informação e Coordenação do Ponto BR – NIC.br), the Brazilian institution responsible for registering domain names. Among them, there are four (www.contax-net.com.br, www.contaxt.com.br, www.contaxtelemar.com.br, www.telemarcontaxt.com.br) registered under the name of Contax Holding, one (www.contax.com.br) registered under the name of TNL Contax, and two (www.contax.net.br, www.contaxt.net.br,) registered under the name of TNL. The domains registered by TNL will be assigned to us at no cost, upon authorization of NIC.BR.
Item 4A. Unresolved Staff Comments
     Not applicable.
Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis of our results of operations, financial condition and liquidity should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report.

Executive Overview
     We provide contact center services, such as customer care, telemarketing, technical support, customer retention, and debt collection. Continuing a leadership initiated in 2005, our net revenues of R$1,218,583 thousand in 2006 makes us the largest contact center provider of Brazil in terms of revenues and represented a growth of 17% as compared to 2005.
     Our services vary based on the nature of the contact interaction (i.e., whether the contact is inbound or outbound), and are generally rendered from our 22,407 workstations (in 2006) through various communication channels, such as by telephone, web, mail, e-mail and fax. Our revenues are calculated based on a number of indicators, including the number of workstations, speaking time and performance targets, which vary in accordance with the type of service and contractual arrangements we have with our clients.
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
Our Ability to Pass Through to Our Clients Increases in Total Costs
     Our ability to obtain rate adjustments to compensate for increased costs is a significant factor in our results. Our business is very labor intensive and personnel costs are among the key factors impacting our costs. These costs include wages, costs of employee benefits and payroll taxes. For 2006, personnel costs accounted for 76% of our total costs, while the remaining 24% represented costs associated with third-party services, depreciation and our facilities.
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
     Inbound services, which represented 47% of our net revenues in 2006, are contracted mainly based on speaking time. Efficient traffic planning is key to the profitability of our services, by bringing the number of operators as close as possible to the levels required to deal with incoming call volume. An excess number of operators, based on an overestimated forecast, may cause us to lose profitability due to idle capacity. In contrast, if there are more incoming calls than originally forecasted, we may not have enough operators to deal with the additional call volume and we may be subject to Service Level Agreements’ penalties.

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
Success or Failure with Respect to Our Performance-Based Services
     Approximately 26% of our net revenues in 2006 were derived from operations with performance-based revenues, which involve telemarketing and debt collection services. Performance targets include successful sales and collection percentages on bad debt, among other performance indicators. For example, if we are able to collect more money in a given month, our revenue for such debt collection services rendered can be significantly higher and thus more profitable. Our success or failure on such performance-based services can significantly impact our results in any given period.
Key Events in 2006
Volume of operations
     Despite the continuous growth in new clients and in new services provided to existing clients , we experienced, mainly in the second half of 2006, a reduction in its volume of operations, especially with our client Telemar. This reduction was partially caused by our performance maximization by means of productivity gains, as well as changes to the assistance processes in several operations (fewer dedicated attendants). Consequently, these actions reduced our volume of businesses, decreasing the total cost for clients. Another relevant part of this reduction was caused by the improvement that these clients have made to their own internal processes, by the automation of some services, and by the reduction in service levels provided by some SLAs (service level agreements), all of which caused a decrease in our volume of operations, affecting the revenue.
     On a general note, although we increased net revenues in R$205 million in 2006 due to the acquisition of new services and new clients, on the other hand specifically in the second half of 2006, we had a reduction of R$31 million in net revenues (as compared to the same period in 2005) due to the efficiency gains previously mentioned, resulting in a net increase of R$174 million. We understand that to build a long-term relationship with our clients we constantly need to pursue optimization of operations in order to improve the clients’ cost relation, even if this course of action sometimes causes a reduction in the volume of our businesses.
Share buyback programs
     In July 2006, we implemented the first share buyback program of Contax Holding which was concluded in October 2006 and resulted in the repurchase of 5,887 thousand common shares and 11,774 thousand preferred shares, which represented 100% of the authorized number of shares to be repurchased under that program. On November 28, the cancellation of all those shares was finally approved. The total buyback cost for us was approximately R$40,614 thousand (U.S.$18,996 thousand)
     In November 2006, we implemented the second share buyback program which, until December 31, 2006 resulted in the repurchase of 141.3 thousand common shares and 175.2 thousand preferred shares at a total cost of approximately R$780 thousand (U.S.$365 thousand).
     This second share buyback program ended in March 2007 and resulted in the repurchase (in 2006 and until March 2007) of 5,298 thousand common shares and 24,058 thousand preferred shares at a total cost of around R$62,387 thousand (U.S.$29,180 thousand). . (See more details about the two share buyback programs in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.)
Internal Controls
     Reinforcing our continued dedication to strengthening our corporate governance structure, in 2006 we created our internal audit area and implemented a project that surveyed and evaluated our internal controls and their adequacy to the best managerial practices. This project completed the following stages: (a) planning; and (b) documentation and evaluation of the internal controls (processes and controls), which comprised: (i) elaboration/update of flowcharts and narratives of the corporate processes/activities; (ii) identification, classification and evaluation of the risks and controls; (iii) preparation of the matrices of risks; (iv) identification of absences and deficiencies of controls; (v) definition of action plans for remediation of identified deficiencies; and (vi) the draw of the monitoring tests.
     We envisage that this project may bring us the following benefits: (a)chance of improvement of the internal controls and the business-oriented processes; (b) improvement of the effectiveness and efficiency of the processes of internal controls; (c) involvement of the majority of the areas of the Company in the stages of the project; (d) improvement of the level of information for investors; and (e) strengthening of the investors’ confidence in the Company

Critical Accounting Policies and Estimates
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
     Labor Claims. Labor claim provisions in the total amount of R$22,989 thousand (U.S.$10,753 thousand), as of December 31, 2006, relate mainly to salary equalization claims (R$15,500 thousand (U.S.$7,250 thousand)), unpaid overtime salary (R$2,300 thousand (U.S.$1,076 thousand)), and the remaining R$5,190 thousand (U.S.$2,428 thousand) to various other factors (e.g., accidents and benefits, among others).
     Tax Claims. Our total provisions for tax contingencies amount to R$5,793 thousand (U.S.$2,710 thousand) and relate to social security taxes (R$ 5,122 thousand (U.S.$2,396 thousand), as of December 31, 2006) owed to the National Institute of Social Security (Instituto Nacional de Seguridade Social), or INSS, and other provisions related to the mandatory contribution (R$670 thousand (U.S.$313 thousand), as of December 31, 2006) to the Rio de Janeiro and São Paulo Municipalities regarding services tax, or ISS.

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
Results of Operations
     Results of Operations for the Year ended December 31, 2006 compared with the Year ended December 31, 2005

				Period over	Results as a
			Period over	period	percentage of net sales
	Year		period	percentage	for the year ended
	ended December 31,		change	change	December 31,
			Favorable	Favorable
	2006	2005	(unfavorable)	(unfavorable)	2006	2005
			(in thousands of reais)
Net operating revenues of services rendered	1,218,583	1,044,787	173,796	17%	100%	100%
Cost of services rendered	(1,037,353)	(855,907)	(181,446)	21%	-85%	-82%

Selling, general and administrative expenses	(72,379)	(59,742)	(12,637)	21%	-6%	-6%
Other operating expenses, net	(11,421)	(12,098)	677	-6%	-1%	-1%

Operating income (loss)	97,430	117,040	(19,610)	-17%	8%	11%
Net financial income (expenses)	18,405	14,352	4,053	28%	2%	1%

				Period over	Results as a
			Period over	period	percentage of net sales
	Year		period	percentage	for the year ended
	ended December 31,		change	change	December 31,
			Favorable	Favorable
	2006	2005	(unfavorable)	(unfavorable)	2006	2005
			(in thousands of reais)
Non-operating income (expenses), net	0	235	(235)	-100%	0%	0%
Income tax and social contribution benefit	(38,154)	(50,387)	12,233	-24%	-3%	-5%

Net income	77,681	81,240	(3,559)	-4%	6%	8%

Net Operating Revenues of Services Rendered
     For the year ended December 31, 2006, net revenue increased by R$173,796 thousand compared to 2005, representing a growth of 16.6%, from R$1,044,787 thousand in 2005 to R$1,218,583 thousand in 2006. Most of the growth was a result of the existing client portfolio. The provision of services with excellence, the continued delivery of results and the constant concern with quality and innovation have enabled Contax to evolve in the relationship with its clients, resulting in the rendering of new services.
     Despite the continued growth in overall operations and an increase in revenues in 2006, Contax experienced, mainly in the second half of that year, a reduction in its volume of operations with certain clients, especially with Telemar. This reduction was partially caused by Contax’s performance maximization by means of productivity gains, as well as changes in the assistance processes in several operations. Consequently, these actions reduced the volume of businesses, decreasing the total cost for its clients. Another relevant part of this reduction was caused by the improvement that these clients have made to their internal processes, by the automation of some services and by the reduction in service levels provided by some SLAs (service level agreements), all of which caused a decrease in the volume of operations carried out by Contax, affecting its revenue.
     On a general note, during 2006, although Contax grew R$204,613 thousand in net revenues due to the acquisition of new services and new clients, on the other hand it had a reduction of R$30,817 thousand in the second half of 2006 due to the efficiency gains previously mentioned, resulting in a net increase of R$174 million. The Company understands that to build a long-term relationship with its clients it needs to constantly pursue optimization of operations in order to improve clients’ benefit-cost relation, even if at certain times this causes a reduction in the volume of businesses.
     We operated 74 fewer workstations in 2006 than in 2005, representing a decrease of 0.3%, from 22,481 workstations in 2005 to 22,407 in 2006. The average monthly revenue per workstation increased by 0.5% in 2006, from R$4,477 in 2005 to R$4,501 in 2006.

Cost of Services Rendered
     Total cost of services increased by R$181,446 thousand in 2006, representing growth of 21.2%, from R$855,907 thousand in 2005 to R$1,037,353 thousand in 2006. Out of costs of services provided in 2006, 75.8% are related to personnel expenses, comprised of salaries, social charges, benefits, training, among others (versus 78.4% in 2005). The remaining 24% (versus around 21.6% in 2005) are expenditures for third-party services, equipment maintenance, rental, expenditures with facilities, general expenses and depreciation. Around 90% of the costs of services continue to be variable, that is, directly related to the growth of business volume.
     The increase of costs in 2006 was mainly due to the volume growth of services demanded by our clients, which also increased revenue. Personnel costs were also affected by the 2005 collective bargaining agreement, which increased salaries by 5% from January 2006, with an aggregate annual increase of R$23,364 thousand. Gains with productivity and improvement in the internal processes of contracting clients also produced R$3,981 thousand in personnel dismissal costs, given the reduction in the volume of some operations, as with our customer Telemar, especially in the second half of 2006, as we discussed previously.
     Costs for third-party services mainly reflect expenses to send collection notices, telephony costs for new collection and telesales operations, costs for facilities for new sites and also some operations where infrastructure was rented from third parties until our own sites were operating.
     Aiming at being more efficient in the implementation of our strategy, we carried out a restructuring plan in some departments. This restructuring contributed, mainly as from the second half of 2006, to the improvement in the performance and productivity of our operations, as well as to improved cost management in supporting areas.
     Depreciation increased by R$17,622 thousand in 2006, from R$41,907 thousand in 2005 to R$59,529 thousand in 2006, representing growth of 42.1%. This depreciation is attributable to investments made in 2005 and 2006 in the amount of R$128,696 thousand and R$108,858 thousand, respectively, to support the business growth.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses of R$72,379 thousand in 2006, grew by 21.2% against 2005, which corresponded to a R$12,637 thousand increase. Of this increase, R$9,356 thousand came from the increase of expenditures with personnel, specialized services, marketing and other general expenses to support the business growth.

Other Net Operating Expenses
     Other operating expenses decreased by R$677 thousand, from R$12,098 thousand in 2005 to R$11,421 thousand in 2006. This decrease was due to: (i) a R$2,495 thousand decrease in the provision for contingencies, mainly by a reduction of the amount of contingent liability per lawsuit, based on a reduction in the risk in labor lawsuits filed against us during 2006; (ii) a R$758 thousand increase in the Municipal Real Estate Taxes (IPTU) assessed on our leased facilities; and (iii) a R$1,059 thousand increase in other operating expenses, such as fines , other taxes and judicial and procedural costs.
Net Financial Income (Expenses)
     Net financial income totaled R$18,405 thousand in 2006 compared to income of R$14,352 thousand in 2005. This increase was due to a R$4,864 thousand increase in financial income from interest on marketable securities, partially offset by an increase in expense of R$811 thousand resulting mostly from taxes and contributions on financial transaction (IOF and CPMF, respectively).
Net Non-operating Income (Expenses)
     During 2006, we did not have any non-operating income (as compared to R$235 thousand in non-operating income in 2005).
Income Tax and Social Contribution Benefit
     In 2006, we recorded income tax provisions of R$38,154 thousand (as opposed to R$50,387 thousand in 2005), which represented (i) 34% of earnings before income tax, in the amount of R$39,384 thousand (as opposed to R$44,753 thousand in 2005), and (ii) tax effects in the amount of R$1,230 thousand.
Net Income
     Net income decreased by 4% in 2006, from R$81,240 thousand in 2005 to R$77,682 thousand in 2006. This result was negatively affected mainly by the operating margin loss caused by the events mentioned above, partially offset by the increase in our financial results, less the effect of Income Tax and Social Contribution on the events previously described (including productivity improvement, net financial income, etc., which were mentioned without the tax benefit).

Results of Operations for the Year ended December 31, 2005 compared with the Year ended December 31, 2004
Continuing Operations

				Period over	Results as a
			Period over	period	percentage of net sales
	Year		period	percentage	for the year ended
	ended December 31,		change	change	December 31,
			Favorable	Favorable
	2005	2004	(unfavorable)	(unfavorable)	2005	2004
	(in thousands of reais)
Net operating revenues of services rendered	1,044,787	654,616	390,171	60	100	100
Cost of services rendered	(855,907)	(574,071)	(281,836)	(49)	(82)	(88)

Selling, general and administrative expenses	(59,742)	(46,790)	(12,952)	(28)	(6)	(7)
Other operating expenses, net	(12,098)	(1,055)	(11,043)	(1,047)	(1)	—

Operating income (loss)	117,040	32,700	84,340	258	(11)	5
Net financial income (expenses)	14,352	(4,662)	19,014	408	1	(1)
Non-operating income (expenses), net	235	—	235	—	—	—
Income tax and social contribution benefit	(50,387)	(11,568)	(38,819)	336	(5)	(2)

Net income	81,240	16,470	64,770	393	8	3
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

Liquidity and Capital Resources
     Cash and cash equivalents as of the end of 2006 and 2005 were equal to R$231,299 thousand and R$229,488 thousand, respectively. Following is a summary of the principal changes in cash flows during the past two years.
•	Net cash flows from operating activities decreased R$80,632 thousand, representing a reduction of 36.7%, from R$219,889 thousand in 2005 to R$139,257 thousand in 2006. This decrease in 2006 was related primarily to reduction of R$3,559 thousand in net income, and other three non-recurring effects that occurred in 2005 and positively increased the results only in that year: (i) the advance of receipts from our operations rendered to clients in amount of R$19,316; (ii) the increase of R$19,739 thousand in current liabilities payable to suppliers due to negotiations for extension of maturity dates; and (iii) the tax income benefit of R$12,368 thousand related to the adjustment of fair value of the building of the discontinued operation, previously recorded in the amount of R$36,375 thousand, but only sold in 2005 to TMAR, in which period the benefit impacted the cash flow.

•	Net cash flows used in investing activities decreased R$3,354 thousand, representing a reduction of 4.8%, from R$70,256 thousand in 2005 to R$66,902 thousand in 2006. This reduction must be analyzed without taking into account the non-recurring effect caused by the sale of assets from discontinued operations in amount of R$17,211 thousand, sold to TMAR in January of 2005, totalizing R$20,565 thousand of reduction. That being said, the major reason for such decrease was a more discrete expansion of our operations than that verified in the previous year. Our operations continue to require capital expenditures mainly for capacity expansion due to business growth, as well as for technology upgrades and the replacement of obsolete assets.

•	Net cash flows from financing activities decreased R$65,247 thousand, representing a reduction of 1,232% from R$(5,297) thousand in 2005 to R$(70,554) thousand in 2006. The main reasons for such decrease in our net cash flows are explained by the share buyback program that consumed R$41,394 thousand in 2006. Moreover, we also increased the amount of our dividend distributions by R$11,571 when compared to 2005, from R$1,359 to R$12,930. In addition, there was an increase of payments due to long-term liabilities in an amount of R$12,282 thousand related to the payment installments of property and equipment financed by financial institutions to support a part of our operational growth. At our Annual Shareholders Meeting held in April 2006, our shareholders approved the payment of R$11,888 thousand in dividends with respect to our fiscal year ended December 31, 2006, which were paid out to our shareholders in April 2007. We do not have any debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, or indirect contingent, indebtedness.
     We believe that our current cash and cash equivalents levels and cash flows from operations will be adequate to meet anticipated working capital needs, continued expansion objectives and anticipated levels of capital expenditures for the foreseeable future.
Contractual Obligations at December 31, 2006

	Payments due by period
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of reais)
Capital (finance) lease	65,213	21,091	34,310	9,812	—
Operating lease (facilities)*	80,712	23,138	42,230	14,183	1,161

Total	145,925	44,229	76,540	23,995	1,161

*	Most of our facilities’ lease agreements can be terminated before their expiration, with one to six months’ prior notice, subject to a penalty equivalent to three times the monthly rent.
     At December 31, 2006, we had not incurred any additional contractual obligations.
Recent Developments
     The corporate restructuring plan announced in 2006 by our controlling shareholder Telemar Participações was not implemented.
     Our main client, Telemar, is ultimately controlled by Telemar Participações, which is also our controlling shareholder, a holding company comprised of eight investors. In April 2006, Telemar Participações announced a corporate restructuring transaction involving its subsidiaries Tele Norte Leste S.A. (“TNL”) and Telemar Norte

Leste S.A. (“Tmar”), which was rejected by the majority of preferred stockholders of subsidiary Tele Norte Leste Participações, who attended the Extraordinary Meeting held on 3rd call on December 15, 2006.
     Public tender offer announced in April 2007
     On June 20, 2007, Telemar Participações commenced simultaneous voluntary cash public tender offers for the acquisition of (a) any and all outstanding preferred shares, including any and all preferred shares represented by ADSs, of TNL (other than the shares owned directly or indirectly by Telemar Participações), at a price of R$35.09 per preferred share, and (b) any and all outstanding class A preferred shares of Tmar (other than the shares owned directly or indirectly by Telemar Participações), at a price of R$52.39 per class A preferred share, in both cases as adjusted by the Brazilian Taxa Referencial-TR from April 10, 2007 to the date payment is made for shares purchased in the tender offers, net of stock exchange and other fees and commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offers’ notice (edital). The tender offer described in clause (a), above, is conditioned upon the valid tender of at least two-thirds of the outstanding preferred shares, including preferred shares represented by ADSs, of TNL, as described in the offer’s notice. Unless extended or earlier terminated, the tender offers are valid until July 24, 2007, which is the date of the auction for both offers. None of these offers need to be registered with CVM.
     Stock Option Plan
     On April 16, 2007, the Extraordinary Shareholders’ Meeting approved a Stock Option Plan, being limited to 5% of the Company’s total capital stock. The matter had already been approved by our Board of Directors, who had forwarded it to the Meeting for approval.
     BNDES Agreement
     In May, 2007, TNL Contax obtained a credit line with BNDES of up to R$216.5 million (U.S.$101.3 million) for a term of 6 years aimed at financing the Company’s investments projected for 2007 and 2008. The Company’s Board of Directors approved the deal in June, 2007 and the execution of the respective contract and draw-down of the proceeds is expected to take place in the second half of the year.
     Accelerated Depreciation
     During May 2007 the Company concluded the reassessment of the useful lives of its IT equipment and furniture based on appraisal results from an independent appraisal company. As a result, the Company has reduced the useful lives of certain assets and the respective more accelerated depreciation calculated on the basis of the new useful lives is being recognized as from January 1, 2007.
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
     The current Board of Directors was last appointed at our Annual Shareholders Meeting held on April 18, 2006 and at our Board of Directors Meeting held on April 26, 2007, and will serve until our Annual Shareholders Meeting of 2009. The Annual Shareholders Meeting held on April 16, 2007 ratified the election, pursuant to article 150 of Law no. 6,404/76, of alternate members of the Board of Directors for a complementary term and officially registered the new composition of the Company’s Board of Directors, whose members will remain in office until the General Shareholders’ meeting of 2009.
     The following are the current members of our Board of Directors and their respective positions:

Name	Position
Ronaldo Iabrudi dos Santos Pereira	Chairman
Sergio Bernstein	Director
Otávio Marques de Azevedo	Director
Fabio Schvartsman	Director
Luiz Eduardo Falco Pires Corrêa	Director
Eduardo Klingelhoefer de Sá	Director
José Luís Prola Salinas	Director
Isabel S. Ramos Kemmelmeier	Director
Sergio Mamede Rosa do Nascimento	Director
     The following are brief biographies of the members of our Board of Directors, all of whom have served as members of the Board since April 18, 2006, unless otherwise noted:
     Ronaldo Iabrudi dos Santos Pereira. Mr. Pereira, born on May 14, 1955, holds a B.A. in Psychology from the Pontifícia Universidade Católica — Minas Gerais and has a masters degree in General Management from the

Université de Paris — Dauphine where he also received a Ph.D. in Organizational Change. Previously, he served as a member of the Executive Committee of the Gerdau Group for 13 years and was the CEO of the FCA — Centro Atlantic Railway in 1997. In December 2001, after joining TNL, he was elected as Vice-President of Operations. After that, he was elected the CEO of TNL, until 2006. Currently, he serves as the Chairman of Contax Board of Directors, and also serves Cemar/Equatorial, Hispamar and RM Engenharia’s Board of Directors. He is also is a partner of the Cia. de Armazenagem e Estocagem de Grãos — Agrobanco.
     Sergio Bernstein. Mr. Bernstein, born on April 16, 1937, holds a Civil Engineering degree from the Universidade Federal do Rio de Janeiro (1959). He has held many officer positions in domestic companies for a long time. His career started as a trainee at General Electric (GE) of Brazil in 1961, where he held several managing positions until becoming the Financial Vice-President in 1984. From 1988 until 1990, he served as Vice-President and member of the Management Council of Fenícia Group. He has been a member of the Board of Directors and a Vice-President Officer of Jereissati Group since 1990. Mr. Bernstein has served as a member of the Board of Directors of TNL since April 2001.
     Otávio Marques de Azevedo. Mr. Azevedo, born on May 31, 1951, holds a B.Sc. in Electrical Engineering from Pontifícia Universidade Católica — Minas Gerais. Currently he is the CEO of AG Telecom Participações, one of the major shareholders of Telemar Participações, and the Director of Telemar Institute. Previously, he served as President of the Advisory Board of Anatel from February 2001 until February 2002, where he had been a member since March 1999. He also worked as Telemar Participações’s Director and TNL’s Executive Vice-President from August 1998 to February 1999. During the same period, he served as the Chairman of the Board of Directors of sixteen telephone communication companies’ of the TNL group. Currently, he is a member of the Board of Directors of Telemar Participações and of TNL.
     Fabio Schvartsman. Mr. Schvartsman, born on February 25,1954, was elected a member of the Board of Directors of the Company in the Board of Directors Meeting held on April 26, 2007. He holds a B.Sc. in Production Engineering from the Escola Politécnica da Universidade de São Paulo and completed in 1979 a post-graduation degree in Business Administration at FGV. He worked at Ultrapar Participações S.A. between June 1985 and February 2007, where he was the Financial and Investor Relations’ Officer and also worked as Planning Officer and Financial Superintendent Officer. He was a member of the Board of Directors of Ultra S.A. from April 1999 to February 2007. He worked for Duratex S/A from 1977 to1985, where he held several positions in the Economic Board. He is a member of the Board of Directors of Gafisa, elected on February26, 2007.

     Luiz Eduardo Falco Pires Corrêa. Mr. Corrêa, born on August 13, 1960, holds a B.Sc. in Aeronautical Engineering from Instituto Tecnológico da Aeronáutica — ITA and has taken continuing education courses in Marketing and Finance at FGV. He has previously worked at Transportes Aéreos Marilia — TAM, where he held several positions such as Production Manager, Technology Director and Vice President of Marketing and Sales. Previously, he worked as TNL’s General Superintendent Officer, and CEO of TNL PCS S.A. — Oi. Currently he serves as CEO of TNL.
     Eduardo Klingelhoefer de Sá. Mr. Klingelhoefer de Sá, born on December 7, 1958, holds a bachelor’s degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro, and a specialization in Economics. He also has an MBA from the University of Warwick, England. In 1985, he started his career in the Brazilian Development Bank (BNDES) where he headed different departments. For nine years he managed BNDES’s Financings of Industrial Plans Projects and for ten years he structured Rik Capital Transactions for the Bank’s Variable Annuity Department (BNDES-PAR). He has also structured seventeen Private Equities Funds and “start up” companies, while he participated in some of the Investments Committees of these funds.
     José Luís Prola Salinas. Mr. Salinas, born on October 19, 1963, holds a bachelor’s degree in Accounting from the Fundação Educacional do Oeste de Santa Catarina and has a masters degree in Administration of Production and Information Systems from Universidade Federal do Rio Grande do Sul. He also received a Ph.D. in Business Administration from the Universidade Federal do Rio Grande do Sul and École dês Hautes Études Commerciales in Montreal, Canada. He has been a General Auditor of Banco do Brasil S.A. since 1982, and serves as member of the Fiscal Council of Fundação Banco do Brasil and as alternate member of the Deliberation Council of Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI.
     Isabel S. Ramos Kemmelmeier. Mrs. Kemmelmeier, born on December 3, 1974, graduated from Pontifícia Universidade Católica — Rio de Janeiro in Civil Engineering, where she specialized in Production Engineering. She holds an MBA in Finance from Instituto Brasileiro de Mercado de Capitais — IBMEC. She worked at Opportunity Asset Management from July 1996 until March 2006, where she headed the Equity Research Department from 2003 until 2006. She also serves as member of the Fiscal Council of Light, Lojas Renner and AES Tietê. Previously, she was a member of the Fiscal Council of Eletrobrás, Eletropaulo, Usiminas, COMGAS, Telemig Celular and CRT Celular. She also served as a member of the Board of Directors of Eletrobrás.
     Sergio Mamede Rosa do Nascimento. Mr. Nascimento, born on April 29, 1954, graduated in Physics from the University of Franca and concluded his MBA in Finance at the Instituto Brasileiro de Mercado de Capitais — IBMEC. He also holds a post degree in Economic Engineering from the UDF - Associação de Ensino Unificado do

Distrito Federal. He served as CFO of Companhia de Seguros Aliança do Brasil from October 1999 to March 2003. He acted in different departments of Banco do Brasil S.A, such as: Chief of the Economic Studies Department; Chief of Finance Consulting Department; Executive Manager of BB—DTVM, while managing companies’ funds and investments portfolio; and Executive Manager of the Corporate Finance Department. He has also acted as representative of Banco do Brasil S.A. on the Superior Council of its Social Security Entity.
Executive Officers
     Our by-laws provide that the Board of Executive Officers shall consist of one President (CEO), one Chief Financial Officer (CFO), and up to three other officers. The Executive Officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time. The current Executive Officers were last appointed at our Board of Directors Meetings held on April 26, 2006 and July 27, 2006, and will serve until the first Board of Directors Meeting following the Annual Shareholders Meeting of 2009.
     The following are the Executive Officers and their respective positions:

Name	Position
Francis James Leahy Meaney	President (CEO)
Michel Neves Sarkis	Chief Financial Officer (CFO)/Investor Relations Officer
Rosangela Maria de Oliveira Lutti	Officer
José Luiz Cardoso Albano	Officer
     Francis James Leahy Meaney. Mr. Meaney, born on November 4, 1964, is our founder and has been our CEO since our inception in 2000. He is active in various contact center industry organizations, including ABT (Brazilian Association of Telemarketing Companies) of which he is a Vice-President. Previously, he was a Vice President at Global Crossing Latin America in Miami from 1999 to 2000, General Manager for Conectel, the leading paging company in Brazil, from 1997 to 1999 and management consultant for various consumer products companies in Latin America between 1990 and 1997. He began his career at Credit Suisse First Boston in New York, where he worked from 1986 to 1988. He holds a B.A. in Economics from the University of Notre Dame and an MBA from Harvard Business School. He also completed the Advanced Management Program at INSEAD.
     Michel Neves Sarkis. Mr. Sarkis, born on February 28, 1969, has acted as our CFO since April 2001 and was designated Investor Relations Officer in December 2004. Prior to joining us, he worked for five years as an auditor of PricewaterhouseCoopers from June 1990 to August 1995. He also acted as Divisional Controller of Pepsi in Minas Gerais and Rio de Janeiro for more than two years, from August 1995 to November 1997, where he was responsible for the financial department. In November 1997, he was appointed General Manager of the Rio de Janeiro Division of Conectel Paging Company. In 1999, he went to Prosegur Brazil as General Manager of the Bahia and Espirito Santo Division. He holds a B.A. in Management from UFES (Universidade Federal do Espírito Santo) and an Accounting degree from Faculdade Costa Braga — São Paulo and an MBA from Pontifícia Universidade Católica — São Paulo.
     José Luiz Cardoso Albano. Mr.Albano, born on January 6, 1962, has acted as our Executive Officer since May 2002. Prior to becoming our Operating Officer, he acted as General Manager of Telemar in Rio Grande do Norte. Prior to that, he was responsible for the management of Telemar contact center in Fortaleza, which centralized its operations in seven states of the northeast region of Brazil. Previously, he worked as a contact center manager for TIM / Maxitel, a mobile operator in Belo Horizonte (from 1999 to 2000). He acted as an Operational Manager of Minas Gerais and Brasília branch offices of Quatro A, a contact center company (from 1996 to 1999). Also, he worked at Cimentos Mauá (from 1987 to 1994). He holds a B.A. in Management from Faculdade Cândido Mendes and a B.A. in Marketing from Universidade Federal de Minas Gerais and in Human Resources from FGV Minas Gerais. He also holds a BA in Business Administration from Fundação Dom Cabral (2005).
     Rosangela Maria de Oliveira Lutti. Ms. Lutti, born on March 1st, 1954, was appointed as our Executive Officer on July 27, 2006. Ms. Lutti has worked at Contax as Human Resources Officer since October 2005. Previously, she worked four years at Bunge Fertilizantes as Human Resources Officer, between March 2001 and March 2005, and at Camargo Correa S/A holding as Organizational Development Officer from August 2000 to March 2001. She also worked at Pirelli Cabos S/A as Human Resources Officer from July 1998 to August 2000. She has a degree in Social Service from Faculdade Paulista de Serviço Social and a post degree in Human Resources from FGV.
Fiscal Council (Conselho Fiscal)
     According to Brazilian corporate law, the Fiscal Council (Conselho Fiscal) of a company does not need to operate on a permanent basis. It shall only be installed, and its members elected, if so required by shareholders representing 10% of our common or 5% of our preferred shares outstanding. In such occasion, it shall consist of three to five effective members and respective alternates, elected at a shareholders’ meeting for a term ending on the Annual Shareholders Meeting following their election. At our Annual Shareholders Meeting held on April 16, 2007, our shareholders required the installation of our Fiscal Council and five members and respective alternates were elected to compose this body.

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
     The following table indicates the persons elected to our Fiscal Council at our Annual Shareholders Meeting held on April 16, 2007, which shall serve as members of that body until the Annual Shareholders Meeting of 2008.

Name	Position
Aparecido Carlos Correia Galdino	Regular Member
Ricardo Scalzo	Regular Member
Itamaury Teles de Oliveira	Regular Member
Allan Kardec de Melo Ferreira	Regular Member
Marcio Luciano Mancini	Regular Member
     Aparecido Carlos Correia Galdino. Mr. Galdino, born on April 4, 1951, holds a degree in Business Administration from Faculdades Integradas Princesa Isabel (1978). He started his career at the Jereisatti group in

1971 and has been part of the group’s development and growth path. He is CFO of La Fonte Participações S/A, and a member of the Boards of Directors of Iguatemi Empresa de Shopping Centers S/A and La Fonte Telecom S/A.
     Ricardo Scalzo. Mr. Scalzo, born on May 24, 1951, holds a bachelor’s degree in Physics from the Universidade Federal do Rio de Janeiro (1974). Mr. Scalzo started at Arthur Andersen & Co. in 1974 and left in 1982 as Audit and Finance Consulting Manager. In 1982 he joined Banco Garantia S.A. where he stayed until 1988 as Corporate Affairs Manager. Since then, he has been working as an independent consultant. He served as a member of the Fiscal Council of Brahma (AmBev) from its incorporation in 1992 to 2002. He has been a regular member of the Fiscal Councils of Lojas Americanas S.A. and ALL-America Latina Logística S.A. since their installation until the current year. He is also an alternate member of the Fiscal Councils of Telemar Participações, TNL and Tmar.
     Allan Kardec de Melo Ferreira. Mr. Ferreira, born on November 19, 1945, holds a degree in law from the Pontifícia Universidade Católica de Minas Gerais (1970). He is also a member of the Fiscal Council of TNL and has been a member of the Fiscal Council of Tmar since May 2002. From 1972 to 1978, he was responsible for the bidding processes department of the Andrade Gutierrez Group, and from 1979 to 1993 he was head of the international legal deparment. Currently, he is a corporate consultant for corporate matters and matters related to bidding processes and concessions.
     Itamaury Teles de Oliveira. Mr. Oliveira, born on October 24, 1954, has been a member of the Company Audit Committee since its inception in April 2006. Mr. Oliveira holds bachelor’s degrees in business administration from Universidade Federal de Minas Gerais (UFMG) and in law from Faculdade Milton Campos. He has also an MBA from UFMG/CEPEAD, and many other post-graduation degrees (latu senso specialization in Finance (Universidade do Distrito Federal), Marketing (UFMG), Tax Law (UGF), Quality and Competitiveness (UFMG), and Senior Executive Training (Fundação Dom Cabral). He held advisory positions in the top management and vice-presidency of Banco do Brasil, in Brasília, and was general manager of several branches of this institution, mainly in Belo Horizonte, where he retired. He was also an alternate member of the Board of Directors of Companhia de Tecidos de Minas Gerais (Coteminas) until April 2006 and a regular member of the Tax Committee of CEMIG until April 2006.
     Marcio Luciano Mancini. Mr. Mancini, born on March 27, 1973, holds a bachelor’s degree in business from EAESP/FGV (June/1997). He is also a member of the Fiscal Councils of Duratex, Eletropaulo, Copel, Sanepar and Dixie-Toga. Mr. Mancini was a member of the Fiscal Councils of Unipar, Renner Participações S/A, Lojas Renner S/A, Comgás, Fosfértil — Fertilizantes Fosfatados S/A, Lojas Americanas S/A, ACESITA S/A, AES Tiête S/A and AES Sul Distribuidora Gaúcha de Energia. He worked at Hedging-Griffo Asset Management as a buy-side analyst from February 1997 to April 2002, covering the utilities’ industry, and at BMS PARTNERS Serviços Financeiros as a junior financial analyst of investment projects
Compensation of Directors, Executive Officers and Fiscal Council Members
     For the year ended December 31, 2006, the aggregate amount of compensation, including cash and benefits in kind, paid by Contax to all of its Directors, Executive Officers and Fiscal Council members was approximately R$4,107 thousand. Contax is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its Directors, Officers or Fiscal Council members on an individual basis.
Share Ownership
     The members of Contax Holdings’s Board of Directors and Fiscal Council together own less than 0.01% of Contax Holding’s common shares or total capital stock. None of our Executive Officers are shareholders.
     On April 16, 2007, the Extraordinary Shareholders’ Meeting approved the Stock Option Plan, being limited to 5% of the Company’s total capital stock. The matter had already been approved by our Board of Directors, who had forwarded it to the Meeting for approval.
Employees
     On December 31, 2006, we had a total of 49,132 employees and 265 trainees distributed among the following locations:

City/State	Employees	Trainees
Rio de Janeiro/RJ	11,879	75
Niterói/RJ	3,660	14
São Paulo/SP	12,159	43
Salvador/BA	6,147	50
Recife/PE	2,831	5
Fortaleza/CE	4,829	54
Belo Horizonte/MG	6,835	22
Porto Alegre/RS	664	2
Brasília/DF	128	—

Total	49,132	265

     The employees are distributed between our administrative (4%) and operational (96%) areas.
     Approximately 38% of our employees are members of the telecommunications company workers and switchboard operators unions. These unions represent the employees’ professional category and are affiliated with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações- Fittel or National Federation of Telecommunications (Federação Nacional de Telecomunicações - Fenatel). The base date for the collective labor bargaining agreement for the category is May, at which time salary adjustments are negotiated. The conditions of the collective labor bargaining agreement are negotiated annually and in a centralized manner with Fittel and the unions of the states where we have operations. These negotiations are carried out between union representatives and a team of experienced negotiators from TNL Contax. We expect to conclude the renegotiation of our annual collective labor bargaining agreement approximately in mid-2007.
     We maintain a courteous and professional relationship with the union representatives and invite them to visit our sites on a regular basis to show the labor condition improvements that we continue to make for our employees.
     We have a Collective Agreement for Flexible Working Hours (Overtime Bank). We believe we have a good relationship with all our employees and labor unions.
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
Career and Salary Plan
     In order to remain competitive in the market and maintain our remuneration structure in line with our goals of employee satisfaction and rewarding individual performance, we revised our Career Plan in the second half of 2006. Although there were no major changes, the Career Plan is designed to provide additional opportunity for internal employees, such as promotions.

     Employees assigned to some of our operations, such as telemarketing, retention, debt collection units and Orbitall operations are eligible for variable remuneration, linked to the achievement of individual as well as collective goals.
     All employees are eligible for our profit sharing plan which is linked both our performance and to individual goals set annually.
Outsourcing
     We also engage service companies to provide services related to our secondary activities, such as janitorial services, security, office boys and help desk. At December 31, 2006, we used the services of approximately 930 outsourced workers.
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
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
     We have two classes of share capital outstanding, common shares and preferred shares. Only the common shares have full voting rights. The preferred shares have limited voting rights in connection with certain matters. See “Item 10. Additional Information — Memorandum and Articles of Association — Voting Rights.”
     The following table sets forth the information concerning the ownership of our common shares by Telemar Participações and by other shareholders holding five percent or more of our common shares, as of March, 31, 2007. Except for the shareholders listed below, we are not aware of any other shareholder owning more than five percent of common shares. None of the major shareholders listed below have any different or special voting rights attached to their shares.

	Number of	Percentage of
	common	outstanding
Shareholders	shares owned	common shares
Telemar Participações S.A.	68,504,197	56.39
Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI	6,754,850	5.56

Total	75,259,047	61.95
     The following table sets forth, as of December 31, 2006, information concerning the ownership of the common voting stock of Telemar Participações.

	Number of	Percentage of
	common	outstanding
Telemar Participações shareholder	shares owned	common shares
BNDES Participações S.A. — BNDESPar	858,225,280	25.000
Fiago Participações S.A.	683,147,324	19.900
Lexpart Participações S.A.	352,730,590	10.275
L.F. Tel S.A.	352,730,590	10.275
Asseca Participações S.A.	352,730,590	10.275
AG Telecom Participações S.A.	352,730,590	10.275
Alutrens Participações	343,290,112	10,000
Fundação Atlântico de Seguridade Social	137,316.044	4.000

Total	3,432,901,120	100.000
Telemar Participações Shareholders’ Agreements
     On July 28, 1999, certain controlling shareholders of Telemar Participações signed a shareholders’ agreement. The shareholders’ agreement outlines: (i) the requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of an assignment and subscription of shares of Telemar Participações; (ii) the conditions which would constitute a burden on the shares or subscription rights; and (iii) the withdrawal rights in the case of an assignment of shares of Telemar Participações in the event of a transfer of control of the shareholder.
     On August 3, 1999, all the controlling shareholders of Telemar Participações signed a second shareholders’ agreement. The second shareholders’ agreement outlines: (i) the rules in regard to voting rights during the shareholders’ meetings of Telemar Participações which deal with matters related to the management of Telemar

Participações; (ii) the special procedures and quorum requirements for the approval of certain corporate resolutions by management; (iii) the holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of Telemar Participações, TNL and Telemar; (iv) the installation of the Executive Committee responsible for giving support to the Board of Directors; (v) the rules for the reelection of the members of the Board of Directors and Executive Officers; and (vi) the guidelines for transactions entered into between and among Telemar Participações, TNL and its subsidiaries.
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
     The total amount of our net operating revenues derived from Tmar and its subsidiaries (Oi and Telemar Internet) was R$703.4 in 2006 and R$674.0 million in 2005, representing respectively, 57.6% and 64.5% of our total revenues in those years. Our relationship with Telemar is currently represented by several distinct and independent services, such as customer services for Telemar’s fixed line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile users, technical support for broadband subscribers, and debt collection services.
     Telemar, in turn, is our main telecommunications services provider (fixed-switched telecommunication service, mobile services, long distance/toll-free, data, and other services) and, most importantly, provides such services, directly or through us, to some of our clients, at their option. The total amount paid to Telemar and its subsidiaries for these services was equal to R$25,301 in 2006, R$8,486 thousand in 2005, and R$4,016 thousand in 2004, or 2.3%, 1.0%, and 0.6% of the total costs of our services rendered and operation expenses in 2006, 2005, and 2004, respectively. While Telemar currently provides most of our telecommunications services, if it were to become unable or unwilling to provide these services, we believe that we would be able to obtain such services from another provider with a minimum of disruption to our business.
     We also have contracts to provide contact center services to Brasil Cap and Brasil Veículos, both shareholders of Telemar Participações (our controlling shareholder), which provided annual revenues of R$3,241 thousand and R$5,805 thousand, respectively, as of December 31, 2006.
Facilities Lease Agreements

     Some of our facilities are located on real estate that is leased from related parties. Most of such related party lease agreements are with Telemar. Lease expense for all related party lease agreements totaled R$ 3,590 thousand, R$396 thousand, and R$484 thousand in 2006, 2005 and 2004, respectively. During the first period under the full outsourcing contract entered into in 2005 with Telemar, Contax occupied Telemar’s real estate in order to fulfill its contract, and given that Contax, at its expense, had to pursue several infra-structure investments in the real properties, Contax was contractually exempted from the corresponding lease payments. In 2006, the exemption expired and Contax started to pay to Telemar the monthly leases of the occupied real estate.
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
     As of December 31, 2006, no outstanding loans or guarantees have been made to the members of the Boards of Directors or Executive Officers or the Fiscal Council, or any close member of their respective families.
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

	At December 31,
	2006		2005		2004
	(in thousands of reais)
Nature
Labor	22,989	**	24,001	*	8,576	*
Tax	5,793		4,852		1,966
Civil	117		64		314

Total	28,899		28,917		10,856

*	The numbers at December 31, 2005 and 2004 include R$7,020 thousand of provisions related to former Inovação employees made during the year 2004and the number at December 31, 2005 also includes R$6,067 thousand of provisions related to former Tmar employees made during the year 2005.

**	The number at December 31, 2006 includes part of R$6,575 thousand of provisions related to former Tmar employees made during the year 2006.
Labor
Judicial
     As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees, labor unions and the Labor Public Prosecution Office (Ministério Público do Trabalho). We have established what we believe to be an adequate reserve to cover these claims.
     As at December 31, 2006, we were involved in approximately 2,022 employment-related legal proceedings. The total estimated amount involved in these proceedings is R$131,387 (U.S.$61,453), but we only record provisions for the contingent liabilities for which we consider the risk of loss to be “probable”, which on that date amounted to approximately R$22,990 thousand (U.S.$10,753 thousand):

As of December 31,
2006
(in thousands of reais)
Types of risk*
Probable	22,990
Possible/Remote	108,397

Total	131,387

*	The types of risk have been determined by our management, based on the opinion of external legal counsel and existing legal precedents.
     Most of these proceedings relate to claims for: (i) overtime; (ii) salary equalization; (iii) continuity of service; and (iv) damages, pain and suffering.
     There was a lawsuit filed by the São Paulo State Labor Prosecution Office in 2005 against contact center service providers, including TNL Contax, and their clients, principally financial institutions, alleging that such clients are not allowed to outsource their contact center services, since this is allegedly an activity strictly related to those clients’ core business. This lawsuit, still not finally decided, argues that activities directly related to the core business of a company cannot be outsourced. There is some jurisprudence consolidated by the Superior Labor Court a few years ago regarding this matter. However, due to the fact that this jurisprudence is not uncontroversial, the market cannot ascertain with confidence what are the activities that are (or not) directly related to a company’s core business and which cannot, therefore, be outsourced.
Administrative Proceedings
     As at December 31, 2006, approximately 43 notices of alleged violations of labor laws were pending against us. The amounts involved in such notices of infraction depend on the type of violation, the number of employees involved, and whether the alleged violation is a first time offense. Until December 31, 2006, in order to file administrative appeals, we performed administrative deposits in the approximate amount of R$551 thousand (U.S.$258 thousand), in connection with fines regarding nine administrative proceedings; and R$96 thousand (U.S.$45 thousand), concerning 51 other administrative proceedings that we lost at the lower administrative level.

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
     .The alleged labor violations relate mainly to the following infractions: (i) failure to present documents to the labor inspectors; (ii) failure to grant holidays; (iii) noncompliance with workplace health and safety rules; (iv) failure to grant intraday and weekly rest breaks; (v) late payment of the wages (after the fifth business day of the month); (vi) failure to pay the FTGS on the remuneration failure to pay administrative fines; (vii) payment in cash of the transport-tickets; and (viii) noncompliance with the determined quota for hiring juvenile interns (menores aprendizes).
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
Tax
Service Tax (ISS) — Municipality of Niterói
     The tax authorities of the Municipality of Niterói, State of Rio de Janeiro, assessed us approximately R$8 million for failure to comply with the requirements to obtain a tax benefit for the reduction of the ISS tax rate. According to tax authorities, this specific ISS tax benefit is granted only if a company maintains at least 10% of persons with disabilities in its payroll. We presented defenses against these assessments arguing that the law allows the ISS tax rate reduction benefit when the taxpayer reserves 10% of its payroll to persons with disabilities. We argued that the effective placement of disabled people is not a requirement for the tax benefit.
     In December 2006, the infraction notices were cancelled with the agreement by the Municipality of Niterói with our arguments. The decision was rendered at the final level and is not subject to appeal
Civil Litigation
     We are subject to 33 civil claims. There are only five claims in an amount greater than R$50 thousand, mostly arising from accidents suffered by employees at work or diseases alleged to be derived from it.
     The two highest claims filed against us are for R$233 thousand (U.S.$109 thousand) and R$165 thousand] (U.S.$77 thousand), respectively. These claims relate to two distinct lawsuits brought by former employees. In the first lawsuit the plaintiff claims moral and material damages as a result of having contracted a labor disease allegedly while working for us. The plaintiff charges us with omission in fulfilling certain precautions related to the workplace safety rules. Our external legal counsel believes that the chances of an unfavorable outcome to us in the civil lawsuit are “possible.” The second lawsuit is brought by a former employee seeking indemnification for material, moral and ‘morphologic’ damages as a result of having contracted a labor disease allegedly while working for us. This second plaintiff claims that, apart from working for us, he/she also pursued artistic activities, which allegedly could not be continued in light of the disease.
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
Significant Changes
     See “Item 5. Operating and Financial Review and Prospects.”
Item 9. The Offer and Listing
Information Regarding the Price History of the Stock to Be Offered or Listed
     The principal trading market for the preferred shares is Bovespa. As of December 31, 2006, we had approximately 1.3 million shareholders.
     The preferred shares commenced trading separately on the Bovespa on August 2005. The following table sets forth the reported high and low closing sale prices for preferred shares on the Bovespa for the periods indicated, adjusted for dividends and interest on capital.

	Reais per
	Preferred Shares
	High	Low
2006
3rd Quarter	1.95	1.60
4th Quarter	2.13	1.72
2007
1st Quarter	2.07	1.84
January	1.98	1.84
February	2.07	1.90
March	1.95	1.85
April	2.04	1.89
May	2.25	2.01
June (through 22 nd , 2007)	2.22	2.32

Source: Bloomberg

     In the United States, the preferred shares trade in the form of ADSs, each representing one preferred share, issued by the Depositary pursuant to a Depositary Agreement among the Company, the Depositary and the registered holders and beneficial owners from time to time of ADSs. As of June 22 nd, 2007, there were 47.9 million ADSs outstanding. The following table sets forth the reported high and low closing sales prices for ADSs for the period indicated.

	U.S. dollars per ADS
	High	Low
2006
3rd Quarter	0.87	0.70
4th Quarter	0.94	0.75
2007
1st Quarter	0.94	0.81
January	0.88	0.81
February	0.85	0.94
March	0.89	0.83
April	0.97	0.88
May	1.10	0.94
June (through 22 nd, 2007)	1.05	1.15

Source: The Bank of New York ADR Inform
Trading on the Brazilian Stock Exchanges
     In May 2000, the main Brazilian stock exchanges merged to the Bovespa. Since the merger, private equity and debt have been traded only in Brazil on the Bovespa. Brazilian federal, state and municipal public debt have been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange.
     There are no specialists or market makers for Contax Holdings’ shares on the Bovespa.

     The Bovespa is a non-profit entity owned by its member brokerage firms. Trading on the Bovespa is limited to member brokerage firms and a limited number of authorized non-members. The Bovespa has two open outcry trading sessions each day from 10:00 a.m. to 5:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are normally from 8:00 a.m. to 3:00 p.m., São Paulo time, to closely mirror the NYSE trading hours.
     Trading is also conducted between 10:00 a.m. and 5:00 p.m., or between 8:00 a.m. and 3:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the Bovespa and on the National Electronic Trading System (Sistema Electrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges.
     On September 20, 1999, the Bovespa launched the so-called “After Market”, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. Trading in the After Market takes place from 5:30 p.m. to 7:00 p.m. on an online system connected to traditional and internet brokers. All stocks traded during the regular trading session of the day may be traded on the After Market. However, only cash market trading via the Bovespa’s electronic trading system is allowed. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. The maximum variation allowed for stock prices on the After Market, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.
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

     The Bovespa is significantly less liquid than the NYSE or other major exchanges around the world. As of December 2006, the aggregate market capitalization of the 350 companies listed on the Bovespa was equivalent to R$1,545 billion and the 10 largest companies listed on that exchange represented approximately 51.3% of the total market capitalization of all listed companies. In contrast, as of December 2006, the aggregate market capitalization of the nearly 2,800 companies listed on the NYSE was U.S.$25 trillion and the 10 largest companies listed on the NYSE represented approximately 10% of the total market capitalization of all listed companies. The average daily trading volume of Bovespa and NYSE for December 2006 was approximately R$3,165 million and U.S.$68 billion, respectively. Although any of the outstanding shares of a listed company may trade on the Bovespa, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.
     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2006, the monthly trading volume on the Bovespa averaged approximately U.S.$19.4 billion.
     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10. Additional Information-Exchange Controls and Other Limitations Affecting Security Holders.”
Regulation of the Brazilian Securities Market
     The Brazilian securities markets are regulated by the CVM, which has authority over the stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (i) Law no. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets; (ii) the Brazilian corporate law; and (iii) the regulations issued by the CVM, the CMN, and the Brazilian Central Bank (collectively, the Securities Laws).
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
     The trading of shares is prohibited under certain circumstances as follows: (i) trading by the company of its own shares; (ii) trading by the company’s controlling shareholders, Officers, Directors or members of any technical or advisory body established pursuant to its by-laws; (iii) trading by persons who, as a result of their position, title or relationship with the company, have knowledge of the impending disclosure of a material event; and (iv) trading by the persons listed under item (iii) above during the 15-day period before the disclosure of the company’s quarterly and annual financial statements.
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

•	specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	require the Officer of Investor Relations, controlling shareholders, other Officers, Directors, members of the Fiscal Council and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•	forbid the use of insider information.
Item 10. Additional Information
Memorandum and Articles of Association
     In addition to the description in this Item 10, you should also review the copy of our by-laws incorporated by reference as an exhibit to this annual report. Under Brazilian corporate law, no memorandum or articles of association are required. Our only constitutive documents are the by-laws and the minutes of the General Shareholders’ Meeting that provided for our incorporation.
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
     In lieu of the payment of dividends as stated above, we may elect to make payments to shareholders characterized as interest on our capital. See “- Taxation — Brazilian Tax Considerations — Distribution of Interest on Capital.”
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
     The notice must always contain the meeting’s place, date, time and agenda and, in case of a proposed amendment to the by-laws, an indication of the subject matter affected by such proposal.
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
Transfer of Control
     The sale of a controlling block of shares of a publicly-held company, such as Contax, can only be effected if the acquirer undertakes to make a public offering to purchase the remaining common shares at a price equal to at least 80% of the amount paid for each voting share in such controlling block. Such public offering must comply with the rules issued by the CVM. In addition, the acquirer may grant the option to the minority shareholders to keep their shares upon receipt of a premium equal to the difference between the market value of the shares and the amount paid for the shares comprising the controlling block..
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
Amendments

     Our by-laws were last amended on November 28, 2006 to reflect the cancellation of 5,886,700 common shares and 11,773,900 preferred shares held in treasury, without capital reduction, and consequent amendment to article 5 of the Company’s By-Laws, which will now have the following wording: “ Article 5 — The Company’s Capital Stock is (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos) R$223,873,116.10, divided into 121,487,217 common shares and 242,973,900 preferred shares, amounting to 364,461,117, all nominal with no par value”.
Disclosure of Shareholder Ownership
     Brazilian regulations establish that the controlling shareholders and those shareholders who elected the members of the Board of Directors or Fiscal Council, if in operation, as well as any other person or group of persons acting together or representing the same interest and who directly or indirectly hold 5% or more of any type or class of shares in a publicly-held company, disclose their respective shareholdings to the Company. In the event that an acquisition results in a change of Company’s control or its administrative structure, as well as when the acquisition results in the obligation to tender a public offer, the acquirer of Company’s control shall publish a press release regarding the shareholdings, as required by Brazilian regulations. The officer of investor relations is responsible for transmitting the information to the CVM and the stock exchanges.. Every 5% increment or disposal in shareholding must be similarly disclosed. See “Item 9. The Offer and Listing-Disclosure Requirements.”
Material Contracts
     We are a party to a material contract with Telemar related to contact center services rendered by us to both Tmar and Oi, which was executed on November 30, 2004 and duly approved at Tmar’s Extraordinary Shareholders’ Meeting on December 17, 2004.
     The total amount of our net operating revenues derived from Telemar was R$703.4 million in 2006 and R$674.0million in 2005, representing 57.6% and 64.5%, respectively, of our total revenues in those years. Our relationship with Telemar is currently comprised of several distinct and independent services, such as customer services for Telemar fixed line business, outbound telemarketing to attract additional mobile customers, customer service for prepaid and postpaid mobile users, technical support for broadband subscribers, and debt collection services.
     On April 1, 2004, Orbitall, one of Brazil’s main credit card processing companies, executed an agreement with us, or the Orbitall Agreement, according to which we agreed to provide contact center services to the customers of

Orbitall’s clients, such as Citibank, Credicard, Itaucard, Banespa, Sodexo, VR Vales and Medial Saúde. So far, the Orbitall Agreement has accounted for a significant portion of our revenues (second only to the Telemar service agreement) and we expect it to be one of our main service agreements in the foreseeable future. The term of the Orbitall Agreement is three years. On December 2006 this contract was extended until April 2009; it is currently renewable at the option of the parties.
     See the reference to such material contracts as well as to their amendments in “Item 19. Exhibits”.
Exchange Controls and Other Limitations Affecting Shareholders
     There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally requires, among other things, that the relevant investments be registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad could hinder or prevent the acting as custodian for the Depositary of the preferred shares underlying the ADSs, or holders who have exchanged ADSs for preferred shares from converting dividends, distributions or the proceeds from any sale of such preferred shares into U.S. dollars, as the case may be, and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs. See “Item 3. Key Information-Risk Factors-Risks Relating to the ADSs and the Preferred Shares.”
     Foreign investors may register their investments under Law no. 4,131 or Resolution no. 2,689 of the CMN. Registration under Law no. 4,131 or under Resolution no. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution no. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments (“Tax Haven”).
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
     In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the Depositary’s electronic certificate of foreign capital registration for five business days after the exchange, after which the holder must seek to obtain its own electronic certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, unless the preferred shares are held by a duly registered investor pursuant to Resolution no. 2,689 or unless a holder of preferred shares applies for and obtains a new certificate of registration, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares. Also, if not registered under Resolution no. 2,689, such holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a Tax Haven, the investor will also be subject to less favorable tax treatment. See “Item 3. Key Information. Risk factors-Risks relating to the ADSs and preferred shares-If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.” And “-Material tax considerations-Material Brazilian tax considerations.”
     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3. Key Information. Risk factors-Risks relating to Brazil.”
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
Brazilian Tax Considerations
The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of shares or ADSs by a non—Brazilian holder. The following is a general discussion only, and therefore does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident

Holder. It is based upon the tax laws of Brazil as in effect on the date of this filing, which are subject to change, possibly with retroactive effect, and to differing interpretations, which may result in different tax consequences from those described below. The discussion does not address any tax consequences under the tax laws of any state or municipality of Brazil either. Each prospective investor is urged to consult its own tax advisor about the Brazilian tax consequences of an investment in our common shares or the ADSs.
Taxation of Dividends
Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of shares underlying ADSs or (ii) to a non—Brazilian holder in respect of shares, will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, according to the tax legislation applicable to each corresponding year.
Distribution of Interest on Capital
Brazilian corporations may make payments to shareholders characterized as interest on capital of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (after social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as shareholders’ interest on equity) for the year in respect of which the declaration is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the declaration is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of a company’s Board of Directors.
Distribution of interest on capital paid to Brazilian and non—Brazilian holders of shares, including payments to the Depositary in respect of shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which payments are free of Brazilian tax, and except for payments to persons situated in Tax Havens, which payments are subject to tax at a 25% rate.
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
Taxation of Gains Outside Brazil
Until January 31, 2004, the sale or other disposition of ADSs or shares entered into by and between non—Brazilian holders outside Brazil was not subject to Brazilian income tax, as such a transaction did not involve payments by a person located in Brazil. Brazilian Law no. 10,833 provides that, commencing on February 1, 2004, “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney—in—fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains under Article 18 of Law no. 9,249 of December 26, 1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.”
The Brazilian tax authorities have issued a normative instruction confirming that, pursuant to Law no. 10,833, these tax authorities intend to assess income tax on capital gains earned by non—Brazilian residents who earn a capital gain in the disposition of assets located in Brazil, regardless of whether the Buyer is a Brazilian resident or not. Holders of ADSs outside Brazil may have grounds to assert that Brazilian Law no. 10,833 does not apply to sales or other dispositions of ADSs, as ADSs are not assets located in Brazil. However, except in the situations described below in the section Taxation of Gains in Brazil, the sale or other disposition of shares abroad would be subject to the provisions of Brazilian Law no. 10,833. Considering the general and unclear scope of such provisions and the lack of a final judicial court ruling in respect thereof, we are unable to predict whether such understanding will ultimately prevail in of Brazil. Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate of 15% or, if the investor is located in a Tax Haven, 25%. Brazilian Law no. 10,833 requires the purchaser of our shares outside Brazil or its attorney—in—fact in Brazil to withhold the income tax. A disposition of shares can only occur abroad if an investor decides to cancel its investment in ADSs and register the underlying shares as a direct foreign investment under Law no. 4,131.
Taxation of Gains in Brazil
The deposit of common shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of Tax-Haven residents, if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the common shares calculated as above will be considered to be a capital gain subject to taxation. Such taxation is not applicable in case of Non-Resident Holders registered under Resolution no. 2,689 (other than Tax-Haven residents), which are currently not subject to income tax in such a transaction.
The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax. Any exercise of preemptive rights relating to the ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to common shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.
Under Brazilian law, the tax consequences of an investment in Brazil will depend on the type of the investment and the domicile of the investor. Generally, a Non-Brazilian Holder may invest in Brazil in accordance with CMN Resolution no. 2,689 (a “2689 Investment”) or with Law no. 4,131 (a “4131 Investment”). In order for a Brazilian investment by a Non-Brazilian Holder to qualify as a 2689 Investment, the Non-Brazilian Holder must appoint a Brazilian custodian for its investment, register its investment with the Central Bank, and satisfy certain other requirements. An investment in shares by a Non-Brazilian Holder that is registered with the Central Bank but that is not a 2689 Investment may be classified as a 4131 Investment.
Gain realized by a Non-Brazilian Holder on the disposition of shares held as a 2689 Investment on the Bovespa (which includes the transactions carried out on the organized over-the-counter market) is not subject to Brazilian income tax, unless the Non-Brazilian Holder is organized under the laws or a resident of a Tax Haven, in which case such gain is subject to income tax at a rate of 15%. Gain realized by a Non-Brazilian Holder on the disposition of shares held as a 2689 Investment that is not carried out on the Bovespa is subject to Brazilian income tax at a rate of 15%.,
In all cases other than a 2689 Investment (including a 4131 Investment), gain realized by a Non-Brazilian Holder on the disposition of shares to a Brazilian resident, whether or not carried out on the Bovespa, is subject to Brazilian income tax at the rate of 15%, except for dispositions that are not carried out on the Bovespa by a Non-Brazilian Holder organized under the laws or a resident of a Tax Haven, which are subject to tax at a rate of 25%.

In addition, a withholding tax of 0.005% will also be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange, except in the case of a 2689 Investment by a Non-Brazilian Holder who is not organized under the laws or a resident of a Tax Haven. Such tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.
The current preferential treatment for non-Brazilian holders of ADSs and non-Brazilian holders of shares under Resolution no. 2,689 may not continue in the future.
Any exercise of preemptive rights relating to our shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our shares by the Depositary may be subject to Brazilian taxation, according to the same rules applicable to the sale or disposition of shares. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law no. 10,833, as described above.
Other Brazilian Taxes
There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares or ADSs by a non—Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares or ADSs.
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

In addition to the IOF tax, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38%. Although the CPMF is set to expire on December 31, 2007, the Brazilian Federal Government may extend it, as it has already done several times, or transform it into a permanent tax.
Currently, the funds transferred from a bank account regarding transactions involving the acquisition and sale of shares on the Brazilian stock exchange by Brazilian or non-Brazilian residents or the flow of funds transferred abroad (or from abroad) by non-Brazilian residents through a special banking account related to transactions involving the acquisition and sale of shares on the Brazilian stock exchange are exempt from CPMF.
In addition, according to Article 4th of Law no. 11,312, of June 27th, 2006, the CPMF rate is reduced to zero on withdrawals from bank accounts of Brazilian or non-Brazilian residents used to buy shares in a public offering, provided the public offering is registered with the CVM and that the issuer of the securities is listed in the Brazilian stock exchange.
When applicable, the CPMF Tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.
Material United States Federal Income Tax Considerations
     The following summarizes the material U.S. federal income tax consequences applicable to the ownership and disposition of preferred shares or ADSs. The discussion that follows is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or differing interpretations. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein. Consequently, the IRS may disagree with or challenge any of such tax consequences.
     This discussion deals only with shares or ADSs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding shares as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, U.S.

Holders (as defined below) whose functional currency is not the U.S. dollar, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, or persons liable for alternative minimum tax. Furthermore, this discussion does not purport to deal with persons who own, directly or indirectly, 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more in value of our outstanding stock. Holders should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the ownership and disposition of preferred shares or ADSs arising under the laws of any other taxing jurisdiction.
     This summary assumes that we are not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. See the discussion under “—U.S. Holders—Passive Foreign Investment (“PFIC”) Company Rules” below.
     U.S. Holders
     A U.S. Holder is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes: a citizen or resident of the United States, a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be subject to tax as a U.S. person.
     If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds or disposes of preferred shares or ADSs, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships holding preferred shares or ADSs should consult their own tax advisors about the U.S. federal income tax consequences to them of holding or disposing of preferred shares or ADSs.
     Treatment of ADSs
     For U.S. federal income tax purposes, a U.S. Holder of an ADS is considered the owner of the preferred shares represented by the ADS. Accordingly, the conversion of ADSs to preferred shares or the conversion of preferred shares to ADSs will not be a taxable transaction for U.S. federal income tax purposes, and, except as otherwise noted, references in this discussion to the ownership of preferred shares include ownership of the preferred shares underlying the corresponding ADSs.

     Receipt of distributions
     For U.S. federal income tax purposes, a U.S. Holder generally will recognize, to the extent of our current and accumulated earnings and profits, dividend income on the receipt of cash dividends on preferred shares equal to the U.S. dollar value of such dividends on the date of receipt (with the value of the dividends computed before reduction for any withholding tax or other applicable Brazilian tax paid). Amounts distributed in excess of our earnings and profits will decrease (but not below zero) a U.S. Holder’s adjusted tax basis in the preferred shares, and any remaining amount of the distribution will be taxed as gain from the sale or exchange of the preferred shares.
     Subject to certain exceptions for short-term positions, the amount of dividends received by certain U.S. Holders (including individuals but not corporations) prior to January 1, 2011 with respect to our ADSs or preferred shares will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on our ADSs or preferred shares will be treated as qualified dividend income if the ADSs or preferred shares are readily tradable on an established securities market in the United States. Under current guidance issued by the IRS, our ADSs should qualify as readily tradable on an established securities market in the United States as long as they are listed on the NYSE, but no assurances can be given that our ADSs will be or will remain readily tradable under future guidance. Currently, dividends paid with respect to preferred shares held directly by U.S. Holders should not constitute “qualified dividend income.”
     Dividends paid on preferred shares will not be eligible for the dividends received deduction available to U.S. corporations under certain circumstances.
     If we distribute foreign currency with respect to our preferred shares, for U.S. federal income tax purposes, the amount of the distribution will generally equal the fair market value in U.S. dollars of such foreign currency on the date of receipt. A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt, and will generally recognize gain or loss when it sells or exchanges the foreign currency. Such gain or loss will be taxable as ordinary income or loss from U.S. sources. The amount of any property other than money that we distribute with respect to our preferred shares will equal its fair market value on the date of distribution.
     Distributions to U.S. Holders that are treated as dividends generally will be treated as income from sources outside the United States, and generally will be foreign source “passive” income for foreign tax credit purposes. Subject to the requirements and limitations imposed by the Code and the Treasury Regulations thereunder, a U.S. Holder may elect to claim any Brazilian tax withheld or paid with respect to any dividends distributed on shares as a foreign tax credit against the U.S. federal income tax liability of the U.S. Holder. In addition, subject to certain limitations, U.S. Holders who do not elect to claim the foreign tax credit may claim a deduction for any Brazilian tax withheld or paid with respect to shares. Complex rules determine the availability of the foreign tax credit, and

U.S. Holders should consult their tax advisors to determine whether and to what extent U.S. Holders may claim foreign tax credits.
     Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position, that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.
     Sale, exchange or other taxable disposition of preferred shares
     Upon a sale, exchange or other taxable disposition of preferred shares, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the preferred shares so sold, exchanged or otherwise subject to disposition. Any gain or loss recognized will generally be capital gain or loss, and the capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held or is treated as having held the preferred shares for more than one year at the time of such sale, exchange or other taxable disposition. Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. The gain or loss from the sale or other disposition of shares will generally be treated as income from sources within the United States for foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of preferred shares,, a U.S. Holder may not be able to claim a foreign tax credit for Brazilian tax imposed on the gain unless it has other income from foreign sources against which it can appropriately apply the credit,.

     Passive Foreign Investment Company (“PFIC”) rules
     Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the preferred shares to be considered shares of, a PFIC for U.S. Federal income tax purposes. In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of such corporation’s gross income is passive income or at least 50% of the value of such corporation’s assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Subject to certain exceptions, once a U.S. Holder’s preferred shares are treated as shares in a PFIC, they remain shares in a PFIC. Dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.
     If, contrary to our belief, we were treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (i) gain realized on the sale or other disposition of preferred shares and (ii) any “excess distribution” by us to the U.S. Holder (generally, any distribution during a taxable year that exceed 125% of the average annual taxable distribution the U.S. Holder received on the preferred shares during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares). Under those rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, and (iii) the amount allocated to each other year (with certain exceptions) would be subject to tax at the highest U.S. federal income tax rate in effect for that year, and an additional amount equal to the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.
     A U.S. Holder that owns preferred shares during any year we are a PFIC must file Internal Revenue Service Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares, provided that the preferred shares constitute “marketable stock” as defined in Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of preferred shares in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s basis in preferred shares would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. Another election to treat us as a qualified electing fund would not be available because we do not currently plan to provide U.S. Holders with information sufficient to permit U.S. Holders to make such election.
     Non-U.S. Holders
     A Non-U.S. Holder is a holder of our preferred shares or ADSs who is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.
     Non-U.S. Holders will generally not be subject to U.S. federal income or withholding tax on dividends received from us with respect to preferred shares, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States).
     Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gain recognized upon the sale, exchange or other taxable disposition of preferred shares unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States) or such Non-U.S. Shareholder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. federal income tax on the sale, exchange or other taxable disposition as if such Non-U.S. Holder were a U.S. Holder, as described above. If the second exception applies, then the Non-U.S. Holder will generally be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S. source capital gains exceed such Non-U.S. Holder’s U.S. source capital losses.
     In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
     Information reporting and backup withholding
          In general, information reporting requirements will apply to dividends paid in respect of shares to non-corporate U.S. Holders or the proceeds received on the sale, exchange or redemption of shares by non-corporate U.S. Holders, and such amounts may be subject to U.S. backup withholding tax (currently at a rate of 28%). Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or comes within certain enumerated categories of persons and, when required, demonstrates this fact or (ii) furnishes a correct taxpayer identification number and makes certain other required certifications. Generally, a U.S. Holder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or other substitute form. A U.S. Holder that is required to but does not furnish us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Non-U.S. Holders will generally not be subject to United States information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of their non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.
     HOLDERS OF PREFERRED SHARES OR ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSS ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Virtually none of our revenues or costs are exposed to foreign currency fluctuations since they are not directly or indirectly pegged to the U.S. dollar or any other foreign currency. We have some exposure to foreign exchange risk as a portion of our capital expenditures is comprised of investments in technology equipment which, while not denominated in foreign currencies, are indirectly impacted by the changes in exchanges rates as they contain imported parts. In 2006, approximately 55% of our capital expenditures included such equipment. Hence, assuming our suppliers would increase prices of goods with imported components in proportion with a 1% appreciation of the U.S. dollar against the real, our planned capital expenditures for 2007 would increase by approximately R$0.5 million.
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
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
Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.
     Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.
     This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
Changes in Internal Controls

     There has been no change in the Company’s internal controls over financial reporting during the Company’s fiscal year ended December 31, 2006 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     We are not subject to any listing standards that require us to form an audit committee pursuant to the Sarbanes-Oxley Act or a board of auditors formed pursuant to local laws that could substantially discharge the duties of an audit committee formed pursuant to the Sarbanes-Oxley Act. See “Item 6. Directors, Senior Management and Employees — Fiscal Council (Conselho Fiscal)”. As a result, we have not identified a member to our Board of Directors who would qualify as an audit committee financial expert.
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
Item 16C. Principal Accountant Fees and Services
     Fees for professional services provided by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm in each of the last two fiscal years in each of the following categories are as follows:

	Total Fees
	2006	2005
	(in thousands of reais)
Audit Fees(1)	385	260
Audit-Related Fees(2)	810	267
All Other Fees(3)	—	240

(1)	Audit Fees for the years ended December 31, 2006 and 2005 consist of fees billed for professional services rendered for the audits and reviews of the consolidated financial statements of the Company and other services normally provided in connection with statutory and regulatory filings.

(2)	Audit-Related Fees for the years ended December 31, 2006 and 2005 consist of fees billed for assurance and related services that are traditionally performed by independent accountants that are reasonably related to the performance of the audit or review of the Company’s financial statements. These services include consulting in connection with accounting and reporting standards and services related to internal control reviews.

(3)	All Other Fees include advisory fees for the year ended December 31, 2005 billed for advisory services rendered during the Company’s registration process with the SEC in 2005 as a result of the Company’s spin-off to the shareholders of TNL.
Pre-approval of policies and procedures
     Our Board of Directors is currently responsible for the oversight of our independent auditor’s work. Our Board of Directors’ policy is to pre-approve all audit and non-audit services provided by BDO Trevisan Auditores Independentes and, with respect to U.S. GAAP, PricewaterhouseCoopers. These services may include audit services, audit-related services, tax services and other services, as described above. In such an event, the Board of Directors sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services. The Board of Directors has designated its chairman, currently Mr. Ronaldo Iabrudi dos Santos Pereira, to issue such pre-approval in certain circumstances.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In July 2006, we implemented the first share buyback program of Contax Holding which was concluded in October 2006 and resulted in the repurchase of 5,887 thousand common shares and 11,774 thousand preferred shares, which represented 100% of the authorized number of shares to be repurchased under that program. On November 28, the cancellation of all those shares was finally approved. The total buyback cost for us was approximately R$40,614 thousand (U.S.$18,996 thousand)
In November 2006, we implemented the second share buyback program which, until December 31, 2006 resulted in the repurchase of 141.3 thousand common shares and 175.2 thousand preferred shares at a total cost of approximately R$780 thousand (U.S.$365 thousand).
     This second share buyback program ended in March 2007 and resulted in the repurchase (in 2006 and until March 2007) of 5,298 thousand common shares and 24,058 thousand preferred shares at a total cost of around R$62,387 thousand (U.S.$29,180 thousand).
     The chart below shows how each such share buyback program evolved on a monthly basis. The numbers show the repurchase programs have been basically completed. The cancellation of the repurchased common and preferred shares (now held in treasury) depends upon the deliberation of the Shareholders’ Meeting when such is conveyed for this purpose.

					Total Number of Shares		Maximum Number of
					Purchased as Part of		Shares That May Yet Be
	Total Number of Shares		Average Price		Publicly Announced		Purchased Under the
	Purchased		Paid Per Share		Programs		Programs
Periods in 2006	Preferred	Common	Preferred	Common	Preferred	Common	Preferred	Common
Jan 1 to 31	—	—	—	—	—	—	—	—
Feb 1 to 28	—	—	—	—	—	—	—	—
Mar 1 to 31	—	—	—	—	—	—	—	—
Apr 1 to 30	—	—	—	—	—	—	—	—
May 1 to 31	—	—	—	—	—	—	—	—
June 1 to 30	—	—	—	—	—	—	—	—
July 1 to 31	916,800	464,700	1.83	3.28	916,800	464,700	10,857,144	5,422,272
Aug 1 to 31	3,530,200	2,287,000	1.76	3.25	3,530,200	2,287,000	7,326,944	3,135,272
Sept 1 to 30	3,930,400	1,284,700	1.86	3.25	3,930,400	1,284,700	3,396,544	1,850,572
Oct 1 to 31	3,396,500	1,850,300	1.87	3.23	3,396,500	1,850,300	44	22
Nov 1 to 30	—	—	—	—	—	—	—	—
Dec 1 to 31	175,200	141,300	1.93	3.12	175,200	141,300	23,882,994	5,157,002
Total	11,949,100	6,028,000	1,83	3,24	11,949,100	6,028,000	23,882,994	5,157,002

					Total Number of Shares		Maximum Number of
					Purchased as Part of a		Shares That May Yet Be
	Total Number of Shares		Average Price		Publicly Announced		Purchased Under the
	Purchased		Paid Per Share		Programs		Programs
Periods in 2007	Preferred	Common	Preferred	Common	Preferred	Common	Preferred	Common
Jan 1 to 31	3,931,500	4,608,900	1.89	3.05	3,931,500	4,608,900	19,951,494	548,102
Feb 1 to 28	6,363,000	548,100	2.00	2.98	6,363,000	548,100	13,588,494	2
Mar 1 to 31	13,588,490	—	1.89	—	13,588,490	—	4	2
Apr 1 to 30	—	—	—	—	—	—	4	2
May 1 to 31	—	—	—	—	—	—	4	2
June 1 to 22	—	—	—	—	—	—	4	2
Total	23,882,990	5,157,00	1.92	3.04	23,882,990	5,157,00	4	2
PART III
Item 17. Financial Statements
     We have responded to Item 18 in lieu of responding to this item.
Item 18. Financial Statements
See pages F-1 through F-34.
Item 19. Exhibits

No.	Description
1.1	By-laws of Contax Holding as of November 30, 2004. (Incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

1.2.	Amendment to the By-laws of Contax Holding as of August 17, 2005. (Filed herewith.)

1.3.	Amendment to the By-laws of Contax Holding as of March 10, 2006. (Filed herewith.)

1.4.	Amendment to the By-laws of Contax Holding as of November 28, 2006. (Filed herewith.)

1.5.	Consolidated version (for reference only) of the By-laws of Contax Holding reflecting items 1.1 through 1.4 above. (Filed herewith.)

2.1	Deposit Agreement, dated as of August 12, 2005 among Contax Holding, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2006.)

4.1	Services Agreement, dated November 30, 2004, among Telemar Norte Leste S.A, TNL PCS S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

4.2	First Amendment, dated December 29, 2004, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. dated November 30, 2004.(Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed on June 29, 2006.)

4.3	Second Amendment, dated October 18, 2005, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. dated November 30, 2004. (Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed on June 29, 2006.)

4.4	Third Amendment, dated May 1, 2007, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. dated November 30, 2004. (Filed herewith.)

4.5	Contact Center Services Agreement, dated April 1, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

4.6	Amendment to Services Agreement, dated May 28, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

No.	Description
4.7	Amendment to the Contact Center Service Agreement, dated September 27, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

4.8	Amendment to Temporary Service Agreement and Other Matters, dated September 27, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

4.9	Amendment, dated October 1, 2004, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A.(Filed herewith.)

4.10	Amendment, dated April 1, 2005, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Filed herewith.)

4.11	Amendment, dated May 10, 2006, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Filed herewith.)

4.12	Amendment, dated December 29, 2006, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Filed herewith.)

8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F filed on June 29, 2006.)

11.1	Code of Ethics of Contax Holding. (Incorporated by reference to Exhibit 11.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005.)

12.1	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

12.2	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

13.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith).

SIGNATURES
     Contax Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTAX PARTICIPAÇÕES S.A.
By:	/s/ Francis James Leahy Meaney
Name:	Francis James Leahy Meaney
Title:	Chief Executive Officer

Dated: June 28, 2007

Contax Participações S.A.
Consolidated and Combined Financial
Statements at December 31, 2006 and 2005
and Report of Independent Registered
Public Accounting Firm

Contax Participações S.A.
Consolidated and Combined Financial Statements at December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Contax Participações S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated and combined statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Contax Participações S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
June 28, 2007

Contax Participações S.A.
Consolidated Balance Sheets
December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais)

	As of December 31,
	2006	2005
Current assets
Cash and cash equivalents	231,299	229,488
Trade accounts receivable, net
Related parties	8,244	1,217
Unrelated parties	45,624	31,626
Deferred taxes	12,176	13,736
Recoverable taxes	33,887	32,021
Prepaid expenses	2,248	2,764
Others	2,167	1,357

Total current assets	335,645	312,209

Property and equipment, net	265,593	228,643
Intagible	44,134	36,736

	309,727	265,379

Other assets
Deferred taxes	19,903	25,880
Judicial deposits	7,938	3,784
Receivable from Orbitall		7,020
Receivable from Telemar	6,570	6,067
Receivable from Other	2,751
Other non-current assets	741	127

Total other assets	37,903	42,878

Total assets	683,275	620,466

Current liabilities
Suppliers	47,761	52,787
Payroll and related accruals	112,382	101,267
Taxes other than on income	10,471	9,448
Taxes on income	29,088	27,231
Dividends payable	12,390
Current-portion of capital lease obligations	21,091	11,625
Other current liabilities	1,275	722

Total current liabilities	234,458	203,080

Long-term liabilities
Provisions for contingencies	28,899	28,917
Capital lease obligations	44,122	27,914
Deferred tax	1,529
Taxes other than on income	2,745

Total long-term liabilities	77,295	56,831

Shareholders’ equity
Preferred shares — 242,832,600 issued, non-par-value shares (2005 - 254,747,800)	149,249	149,249
Common shares — 121,312,017 issued, non-par-value shares (2005 - 127,373,917)	74,624	74,624
Treasury stock	(780)
Additional paid-in capital	9,386	50,000
Appropriated retained earnings	136,076	73,250
Unappropriated retained earnings	2,967	13,432

Total shareholders’ equity	371,522	360,555

Total liabilities and shareholders’ equity	683,275	620,466

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Consolidated and Combined Statements of Operations
December 31, 2006, 2005 and 2004
(Expressed in thousands of Brazilian Reais)

	Years ended December 31,
	2006	2005	2004
Net operating revenue from services rendered	1,218,583	1,044,787	654,616
Cost of services rendered	(1,037,353)	(855,907)	(574,071)

Gross profit	181,230	188,880	80,545

Operating income (expenses)
Selling, general and administrative	(72,379)	(59,742)	(46,790)
Other operating expenses, net	(11,421)	(12,098)	(1,055)

Operating income	97,430	117,040	32,700

Financial income (expenses), net	18,405	14,352	(4,662)

Non-operating income, net		235

Income from continuing operations before income tax and social contribution	115,835	131,627	28,038
Income tax and social contribution benefit (provision)	(38,154)	(50,387)	(11,568)

Income from continuing operations	77,681	81,240	16,470

Discontinued operations (Note 16)
Loss from operations of discontinued components			(14,647)
Income tax benefit			4,980

Loss on discontinued operations			(9,667)

Net income and comprehensive income for the year	77,681	81,240	6,803

Earnings per shares (in reais)

Common shares — Basic and Diluted
Income from continuing operations	0.21	0.21	0.04
Net income for the year	0.21	0.21	—

Weighted average common shares outstanding	125,286,067	127,373,917	127,373,917

Preferred shares — Basic and Diluted
Income from continuing operations	0.21	0.21	0.04
Net income for the year	0.21	0.21	0.03

Weighted average preferred shares outstanding	250,644,625	254,747,800	254,747,800

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Consolidated and Combined Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Year ended December 31,
	2006	2005	2004
Operating activities:
Net income for the year	77,681	81,240	6,803
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	64,448	45,846	25,347
Discontinued operation			9,667
Contingencies and other provisions	(2,625)	18,061	1,011
Loss on permanent asset disposal		(235)
Deferred tax asset, net	7,537	23,155	(5,913)
(Increase) decrease in accounts receivable	(21,025)	6,196	(13,120)
(Increase) decrease in other current assets	(2,160)	(25,496)	(774)
(Increase) in other non-current assets	(1,002)	(8,701)	(830)
Increase in payroll and related accruals	11,115	36,484	23,075
Increase in accounts payable and accrued expenses	(5,026)	2,642	11,602
Increase (decrease) in other current liabilities	553	18,302	(510)
Increase (decrease) in accrued interest	2,607	(343)	7,574
Increase (decrease) in recoverable taxes	7,154	22,738	7,455

Net cash provided by continuing operating activities	139,257	219,889	71,387
Cash used by discontinued operation			(30,945)

Net cash provided by operating activities	139,257	219,889	40,442

Investing activities:
Capital expenditure for property and equipment	(66,964)	(88,109)	(97,894)
Capital expenditure for discontinued operation
Proceeds of disposal of property and equipment	62	642
Proceeds of disposal of property and equipment discontinued operation		17,211

Cash used in investing activities	(66,902)	(70,256)	(97,894)

Financing activities:
Treasury stock purchases	(41,394)
Payments of long-term obligation (leases)	(16,220)	(3,938)	(189)
Intercompany loans obtained			19,525
Payment of dividends	(12,930)	(1,359)
Capital increases			90,000

Net cash provided by financing activities	(70,544)	(5,297)	109,336

Increase in cash and cash equivalents	1,811	144,336	51,884

Cash and cash equivalents at beginning of year	229,488	85,152	33,268

Cash and cash equivalents at end of year	231,299	229,488	85,152

Supplemental cash flow information:

Income tax and social contribution paid	27,999	27,230	6,372
Interest paid	296	389	22,804
Non-cash transations:
Intercompany loan paid with current assets from discontinued operations (account receivable)			(76,468)
Capitalization of intercompany loans			57,678
Property and equipment purchased with capital leases	41,894	40,587	4,776
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Consolidated and Combined Statement of Changes in Shareholder’s Equity
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

									Retained
	Number of shares outstanding			Paid-in Capital			Treasury	Appropriated	Earnings
				Preffered	Common	Additional	Shares	Retained	(Accumulated
	Preffered	Common	Total	Shares	Shares	Paid-in Capital	Purchases	Earnings	losses)	Total
At December 31, 2003	10,999,989	5,500,014	16,500,003	162,877	81,438			46	(118,168)	126,193

Elimination for combined financial statements				(162,767)	(81,383)			(46)	118,166	(126,030)
Paid-in capital increase	242,202,329	121,101,145	363,303,474	149,139	74,569	50,000				273,708
Net income for the year									6,803	6,803
Appropriation of net income to:
Legal reserve								377	(377)
Unrealized earnings reserve								5,636	(5,636)

At December 31, 2004	253,202,318	126,601,159	379,803,477	149,249	74,624	50,000	—	6,013	788	280,674

Split of shares	1,545,482	772,758	2,318,240
Net income for the year									81,240	81,240
Statutory reserve								57,477	(57,477)	—
Appropriation of net income to:
Dividends approved									(1,359)	(1,359)
Legal reserve								4,033	(4,033)
Unrealized earnings reserve								5,727	(5,727)

At December 31, 2005	254,747,800	127,373,917	382,121,717	149,249	74,624	50,000	—	73,250	13,432	360,555

Treasury shares purchases	(11,949,100)	(6,028,000)	(17,977,100)				(41,394)			(41,394)
Cancellation of shares						(40,614)	40,614
Dividends approved									(13,432)	(13,432)
Dividends proposed from Unrealized Earnings Reserve								(7,050)		(7,050)
Net income for the year									77,681	77,681
Statutory reserve								53,234	(53,234)	—
Appropriation of net income to:
Dividends proposed									(4,838)	(4,838)
Legal reserve								3,736	(3,736)
Unrealized earnings reserve								12,906	(12,906)

At December 31, 2006	242,798,700	121,345,917	364,144,617	149,249	74,624	9,386	(780)	136,076	2,967	371,522

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
1. Description of Business
(a) Operations
Contax Participações S.A. (“Contax Holding”), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its only subsidiary, TNL Contax S.A. (“TNL Contax”) (together with Contax Holding, the “Company”), is a contact center service provider, which corporate purpose is providing telephonic customer assistance services in general.
The Company obtained its registration in BOVESPA and SEC and started the negotiations of shares and ADRs on August 29, 2005 in BOVESPA and on August 31, 2005 in the USA over-the-counter market.
Since the second quarter of 2006, the Company is implementing controls to comply with the Sarbanes Oxley Act.
(b) TNL Contax
TNL Contax S.A., established in August, 1988, privately-held company, which corporate purpose is providing telephonic customer assistance services in general, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the telephonic customer assistance services offer, among others.
2. Summary of Significant Accounting Policies
(a) Basis of presentation
The Consolidated Financial Statements were prepared in accordance with accounting practices generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that are used to prepare the Company’s statutory financial statements.
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
In November 2004, Contax Holding became the parent company of TNL Contax. This transaction has been accounted for as a merger of entities under common control at historical cost. In order to present the financial statements in a format, which is comparable throughout the years and represents the business of Contax Holding and its subsidiary going forward, the financial information of these companies was combined for the year ended December 31, 2004.
The consolidation and combination process for the balance sheet and the statements of operations, cash flows and shareholders’ equity reflects the aggregate of the balances and changes in assets, liabilities, shareholders’ equity and income and expense accounts, according to their nature, together with the elimination of inter-company transactions and unrealized profits.
Additionally, certain financial, accounting, legal and administrative costs incurred by Tele Norte Leste Participações S.A. were allocated to the Company based on the relative volume of transactions relating to the Company’s operations. The allocated costs amounted to R$2,743 and R$5,920 for the years ended December 31, 2005 and 2004, respectively. Throughout 2005, those financial, accounting, legal and administrative costs were incurred by Contax. The Company’s management believes that the method of allocation used is reasonable and that these expenses approximate the expenses that would have been incurred had the Company operated on a stand-alone basis.
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
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
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
(h) Financial income and expenses
Financial income and expenses pertain mainly to interest and monetary variations resulting from financial investments loan contracts signed with a subsidiary and leasing contracts, all recorded on an accrual basis.
(i) Property and equipment
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
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
TNL Contax has an executive bonus plan for officers, managers and coordinators, based on the increase in operating profit and on the determination of personal development, in which a specific group of business executives take part.
(m) Leasings
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
Leasing contracts are treated as finance leases when any of the following conditions is met: (i) the contract transfer the leased asset at the end of the lease term (ii) the contract contains a bargain purchase option, (iii) the present value of the future lease payments equals or exceeds 90% of the fair value of the leased asset and, (iv) the lease term equals or exceeds 75% of the useful life of the leased asset.
Leasing contracts treated as finance leases are recognized as both an asset (equipment) and a liability (short and long-term debt).
(n) Other current liabilities
These are stated at known or estimated amounts, including, when applicable, accrued charges and monetary variations incurred on a pro rata basis.
(o) Statements of cash flows
The statement of cash flow is presented in accordance with FAS 95, “Statement of Cash Flows,” which establishes specific presentation requirements and requires certain disclosures, such as the amount of interest and income taxes paid and non-cash transactions, such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. Previously reported statements of cash flows for the years ended December 2005 and 2004 included amounts of R$40,587 and R$4,776, related to the acquisition of equipment through capital leases that were reported as cash outflows in investing activities and cash inflows in financing activities that are being disclosed as non-cash transactions in accordance with FAS 95 in the statements of cash flows included in the financial statements as of and for the three years ended December 31, 2006.
3. Earnings per share
For the purpose of these financial statements, the computation of earnings per share for 2005 and 2004 is based on the number of shares outstanding of Contax Holding. Since preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the ''two-class’’ method. The ''two-class’’ method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a ''pro rata’’ basis.
On August 17, 2005, Contax Holding’s Shareholders approved a split of its shares, to equalize its number of shares to the number of TNL for share distribution purpose that occurred shortly after. The split ratio was 1.006103 for each 1 Contax Holding’s share.
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, and pursuant to the provisions of Article 17, XVI, of the Company’s Bylaws, the shares buyback proposal was approved, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, subsequently cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.
At the Extraordinary Meeting held on November 30, 2006, the Board of Directors, pursuant to the provisions of Article 17, XVI, of the Company’s Bylaws, approved the launch proposal of the new share buyback program, for subsequent maintenance in treasury or cancellation, to be executed as from the date of disclosure of the resolution until November 30, 2007, under the terms of CVM Instruction no. 10/1980 and subsequent amendments. The objective of the program is the reacquisition of the Company’s shares, with no capital stock reduction.
The funds for the shares buyback will come from the statutory and capital reserves, in the amounts of R$9,386 and R$110,711, respectively. The quantity of shares to be acquired will be limited to 5,298,302 common shares and 24,058,194 preferred shares.
Up to December 31, 2006, 141,300 common shares, in the amount of R$442, and 175,200 preferred shares, in the amount of R$338, have been repurchased.
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	As of December 31,
	2006	2005	2004
Net income for the year	77,681	81,240	6,803
Less preferred shares dividends	(4,838)	(8,955)	(6,803)
Less common shares dividends	—	(4,478)

Remaining net income (loss) to be equally
allocated to preferred shares	46,954	40,727
allocated to common shares	25,889	27,080

Weighted average number of shares outstanding:
Common	125,286,067	127,373,917	127,373,917
Preferred	250,644,625	254,747,800	254,747,800
Basic and diluted earnings per share:
Common (i)	0.21	0.21	—
Preferred (i)	0.21	0.21	0.03
Continuing operations

	As of December 31,
	2006	2005	2004
Income from continuing operations for the year	77,681	81,240	16,470
Less preferred shares dividends	(4,838)	(8,955)	(8,955)
Less common shares dividends	—	(4,478)	(4,478)

Remaining net income (loss) to be equally
allocated to preferred shares	46,954	40,727	2,025
allocated to common shares	25,889	27,080	1,012

Weighted average number of shares outstanding:
Common	125,286,067	127,373,917	127,373,917
Preferred	250,644,625	254,747,800	254,747,800
Basic and diluted earnings per share from continuing operations:
Common	0.21	0.21	0.04
Preferred	0.21	0.21	0.04

(i)	Previously reported net income EPS amounts for the year ended December 31, 2004 of 0.02 and 0.02 for common and preferred shares, respectively, were adjusted to the amounts presented in the table above.
4. Recently issued accounting pronouncements
In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2004 and 2003
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. Accordingly to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.
In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. This standard is effective as from January 1, 2007. We do not expect this statement to have any significant impact on our financial position, results of operation and cash flows.
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
5. Cost of Services Rendered and Operating Expenses

	Year ended December 31, 2006
		Selling,
		general
	Cost of	and
	services	adminis-
	rendered	trative	Total
Personnel (i)	786,712	34,799	821,511
Third party services (ii)	133,384	27,366	160,750
Depreciation (iii)	59,529	4,919	64,448
Facilities (iv)	45,579	3,513	49,092
Other costs and expenses	12,149	1,782	13,931

Total	1,037,353	72,379	1,109,732

	Year ended December 31, 2005
		Selling,
		general
	Cost of	and
	services	adminis-
	rendered	trative	Total
Personnel (i)	670,998	28,771	699,769
Third party services (ii)	93,055	24,038	117,093
Depreciation (iii)	41,907	3,939	45,846
Facilities (iv)	39,385	1,354	40,739
Other costs and expenses	10,562	1,640	12,202

Total	855,907	59,742	915,649

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Year ended December 31, 2004
		Selling,
		general
	Cost of	and
	services	adminis-
	rendered	trative	Total
Personnel (i)	464,893	25,846	490,739
Third party services (ii)	59,180	13,782	72,962
Depreciation (iii)	22,241	3,106	25,347
Facilities (iv)	16,610	1,347	17,957
Other costs and expenses	11,147	2,709	13,856

Total	574,071	46,790	620,861

(i)	Personel cost was affected by the increase in services rendered and the 2005 collective bargaining agreement, which adjusted salaries by 5% as from January 2006.

(ii)	Third party services considered as “Costs of services rendered” refer mainly to data processing and workstation maintenance, while third-party services considered “Selling, general and administrative” refer to expenses with consulting, traveling, legal counsel and others.

(iii)	The increase in depreciation costs results mainly from the acquisition of equipments, due to the expansion of the operations, installments of new workstations and new sites.

(iv)	Facilities expenses include mainly amounts which are being paid for the rental of properties and contact center operating infrastructure.
6. Other operating income (expenses), net
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Years ended December 31,
	2006	2005	2004
Provision for contingencies (Note 15)	(8,413)	(10,908)	(613)
Other, net (i)	(3,008)	(1,190)	(442)

Total	(11,421)	(12,098)	(1,055)

(i)	“Other, net” refers, mainly, to IPTU — Municipal Real Estate Tax from the leased buildings.
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
7. Financial income (expenses), net

	Years ended December 31,
	2006	2005	2004
Financial income
Interest on securities	25,523	21,569	864
Other	1,018	108	38

	26,541	21,677	902

Financial expenses
Bank charges, including CPMF (i)	(5,332)	(5,341)	(2,605)
Other (ii)	(2,804)	(1,984)	(2,959)

	(8,136)	(7,325)	(5,564)

	18,405	14,352	(4,662)

(i)	CPMF, or “provisory contribution over financial movements,” is a contribution paid by individuals and companies over withdrawals from bank and financial investment accounts.
(ii)	“Other expenses” refers, mainly — taxes on financial operations; monetary variation on contingencies and interest on short-term liabilities and leasing obligations.
8. Income tax and social contribution
Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%, represented by a 25% federal income tax rate plus a 9% social contribution rate.
The amount reported as income tax expense in our consolidated financial information is reconciled to the statutory rates as follows:
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Years ended December 31,
	2006	2005	2004
Income from continuing operations before tax and social contribution	115,836	131,627	28,038

Federal income tax and social contribution expense at statutory enacted rates	(39,384)	(44,753)	(9,534)
Adjustments to derive effective tax rate:
Tax effects on permanent differences	1,230	(5,634)	(2,034)

Income tax and social contribution tax benefit (provision)	(38,154)	(50,387)	(11,568)
Tax credit generated by discontinued operations			4,980

	(38,154)	(50,387)	(6,588)

The Company recorded credits from income tax and social contribution on tax loss carryforwards and the negative base for social contribution. A valuation allowance is made when it is more likely than not that tax assets will not be fully recoverable.

	2006	2005
Deferred taxes relative to temporary differences
Provision for contingencies	7,592	5,382
Profit sharing	3,060	1,152
Tax loss carryforwards	21,427	33,082

	32,079	39,616

Current deferred tax assets	12,176	13,736
Lon-term deferred tax assets	19,903	25,880
9. Cash and cash equivalents
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	As of December 31,
	2006	2005
Cash and banks accounts (i)	65,235	75,539
Certificate of deposits (ii)	166,064	153,949

	231,299	229,488

(i)	The amounts are kept in a current account, as the Company has accounts payable due on the first days of each month, relating to the payment of suppliers, taxes and payroll.

(ii)	In general, these financial investments are indexed by the Brazilian Interbank Certificate of Deposit (“CDI”) rate, with daily liquidity and maturity after one month from the date of issuance.
10. Deferred taxes

	As os December 31,
	2006		2005
	Short	Long	Short	Long
	term	term	term	term
Income tax on temporary differences	2,257	5,582	854	3,983
Social Contribution on temporary differences	810	2,010	305	1,425
Income tax on tax loss carryforwards	6,327	9,414	9,248	15,044
Social Contribution on tax loss carryforwards	2,782	2,897	3,329	5,428

	12,176	19,903	13,736	25,880

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
11. Recoverable taxes

	As of December 31,
	2006	2005
Income tax recoverable (i)	19,546	18,254
Social contribution recoverable (i)	7,210	6,719
Withholding taxes	5,634	5,243
Contributions to the National Social Security Institute	440	1,248
Other	1,057	557

	33,887	32,021

(i)	Recoverable income tax and social contribution relate to advance payments made throughout the year to be compensated with income tax and social contribution payable upon filling of the Company’s tax return.
12. Property and equipment, net

	As of December 31,
	2006			2005
					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate (%)
Telecom and IT systems (i)	221,669	(95,358)	126,311	111,543	20
Improvements on third party assets (ii)	123,445	(23,224)	100,221	75,575	10
Furniture and fixtures	34,722	(9,554)	25,168	25,603	10
Construction in progress	877	—	877	3,853
Other	17,204	(4,188)	13,016	12,069	10

Intangible Software	73,117	(28,983)	44,134	36,736	20

Total	471,034	(161,308)	309,727	265,379

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(i)	The increases which took place in 2006 are related to the increase in the amount of customer workstations in the São Paulo, Pernambuco and Rio de Janeiro sites, associated with the expansion of the Company’s activities.

(ii)	The leasing contracts related to these assets vary from 5 to 8 years and the Company has the ability, at its option, to extend these contracts by the same periods.
For the year ended December 31, 2006 depreciation related to Telecom and IT Systems and Furnitures acquired through finance leases amounted to R$12,736 (R$2,646 and R$100 for the years ended December 31, 2005 and 2004, respectively)
13. Taxes other than on income

	Consolidated
	2006		2005
	Short	Long	Short
	term	term	term
Services Tax — ISS	5,523		5,235
Social Security Financing (COFINS)	4,170		4,213
INSS- Installments	768	2,745
Other	10

	10,471	2,745	9,448

14. Taxes on income

	2006	2005
Income tax payable	21,249	19,810
Social contribution payable	7,839	7,421

Total	29,088	27,231

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
15. Commitments and Contingencies
(a) Contingencies

	As of December 31
	2006	2005
Tax
Services Tax — ISS	671
Accrued Severance Pay — FGTS (i)	—	940
Contributions to the National Social Security Institute — INSS (ii)	5,122	3,912

	5,793	4,852

Labor
Orbitall (iii)	—	7,020
Other (iv)	22,989	16,981

	22,989	24,001

Civil	117	64

Total	28,899	28,917

The provision for contingencies reflect management’s best estimates for the amounts deemed sufficient to cover probable losses from pending claims at the balance sheet date, based on the expert opinions of legal advisors.

(i)	Contingency provision reversed as the risk no longer exists.

(ii)	Provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), accordingly to the FPAS (Pension and Social Assistance Fund) table.

(iii)	This contingency was recorded as a counter entry to “Receivable credits”, based on the purchase and sale contract of quotas of Inovação Contact Center Serviços de Contatos Telefônicos Ltda. signed by Orbitall Serviços e Processamento de Informações Comerciais Ltda., and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date of the acquisition of Inovação by TNL Contax (April 1, 2004). Since the labor lawsuits are being agreed with Orbitall, the Company’s management believes that is not necessary to maintain the record of the operation in assets and liabilities accounts.

(iv)	Pursuant to the services agreement executed by Telemar and TNL Contax, it was defined that labor claims, arising from the migration of work agreements shall be incumbent upon Telemar, which amount has been recorded as a counter entry to “Receivable Credits”. The amount of labor claims under Telemar’s responsibility represents R$4,840 thousand. The labor claims filed against TNL CONTAX by employees and former employees amount to R$18,149 thousand.
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
In the third quarter of 2006, TNL Contax was imposed an official notification regarding contributions to INSS in the amount of R$21.9 million. Of this amount, R$3.5 million was recognized as a contingency provision and R$3.7 million refer to third parties liabilities that are being totally assumed by these third parties and did not affect the results for the period as its was recorded in the “Taxes paid in installments” account (see Note 13) as a counter entry to the “Other assets” account. For the remaining R$14.7 million, the Company has argued a defense appeal, since it does not agree with the position adopted by the fiscal authorities. Based on the opinion of its external legal advisors, the Company’s position is that there are good possibilities of success, therefore, it has not recognized any provision for this amount.
As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees, labor unions and the Labor Public Prosecution Office (Ministério Público do Trabalho). We have established what we believe to be an adequate reserve to cover these claims.
(b) Commitments
Leasing
The Company maintains several commercial leasing agreements for IT equipment that are being treated as finance leases and have been recorded as both an asset (equipment) and a liability (long-term debt) at their inception:

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

						Liability balances
	Inception	Maturity	Number of	Assets balance		Current part of long-term		Long-term		Payments for the year
Lessor	date	date	installments	2006	2005	2006	2005	2006	2005	2006	2005
HP Financial	20/12/2004 29/09/2005	a 20/11/2007 a 29/08/2008	36	6,553	8,584	3,724	3,890	970	4,694	3,890	2,945

IBM Leasing	01/07/2005 29/07/2005	a 01/06/2008 a 29/06/2008	36	460	591	237	237	118	355	237	118

HP Financial	29/10/2005 27/04/2006	a 29/09/2009 a 27/03/2010	48	15,233	15,246	4,744	3,548	9,625	11,698	4,246	360

CIT	11/27/2005	10/27/2009	48	11,144	3,593	3,272	937	7,416	2,655	2,245	156

DIBENS (UBB)	9/23/2005	11/3/2010	48	11,275	10,768	3,490	2,824	6,611	7,944	3,330	528

IBM Leasing	25/01/2006	25/12/2009	48	606	757	189	189	378	568	189

HP Financial	1/12/2006 24/9/2006	a 5/11/2011 a 23/9/2011	60	16,398		3,663		12,736		1,915

IBM Leasing	6/28/2006	10/24/2011	60	8,040		1,772		6,268		822

				69,709	39,539	21,091	11,625	44,122	27,914	16,874	4,107

	Payments due by period
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of reais)
Capital (finance) lease	65,213	21,091	34,310	9,812	—
Operating lease (facilities)	80,712	23,138	42,230	14,183	1,161

Total	145,925	44,229	76,540	23,995	1,161
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
16. Shareholders’ equity
(a) Share capital
Contax Participações capital of R$223,873 as of December 31, 2006, is comprised of 364,144,617 (2005 — 382,121,717, registered shares, with no par value, of which 121,345,917 are common shares and 242,798,700 are preferred shares.
The Company started a share buyback programs on June 29 and November 30, 2006 (see Note 3) under which 6,028,000 common shares and 11,949,100 preferred shares were acquired and 5,886,700 common shares and 11,773,900 preferred shares were subsequently cancelled up to December 31, 2006.
Each common share is entitled to one vote in the Shareholder’s General Meeting.
The preferred shares issued by the Company do not have voting rights, but are granted refund priority in the event of liquidation of the Company, without goodwill, and in the payment of non-cumulative minimum dividends, on the basis of: (a) 6% per year over the amount resulting from the division of the subscribed capital by the number of shares of the Company or, (b) 3% pear year over the share net equity value, prevailing the higher amount between (a) and (b).
The preferred shares may represent up to 2/3 (two thirds) of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.
On August 17, 2005, an Extraordinary General Meeting of Contax Participações approved the split of the total of its outstanding shares, resulting in the issue of 2,318,240 new shares (772,758 common shares and 1,545,482 preferred shares), which have been fully allocated to TNL to be distributed, according to the aforementioned Extraordinary General Meeting held on December, 29, 2004, to TNL’s shareholders, in a ratio 1:1, thus satisfying the capital share reduction mentioned above.
In November 2004, the Company’s capital was increased by R$223,708, corresponding to: (i) transfer of the total amount of shares issued by TNL Contax owned by TNL up to October 31, 2004, with a book value of R$126,030; (ii) capitalization of a debt due to TNL amounting to R$57,678, resulting from the balance of the loan between the parties and (iii) R$40,000 in cash paid-in.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
(b) Additional paid-in capital
The capital reserve constituted in November 2004, in the amount of R$50,000, destined to the repurchase of shares, as per resolution of the board of directors on June 29, 2006, amounts to R$9,386 as of December 31, 2006 (2005 — R$50,000).
(c) Dividends
According to the Company’s by-laws, Contax Holding has to distribute dividends for each fiscal year in the amount of not less than 25% of the net profit adjusted in accordance with clause 202 of Law No. 6404/76. The Company may also distribute quarterly dividends, as long as the total amount of paid dividends does not exceed the capital reserve. In accordance with Brazilian Corporate Law, on December 31, 2006, management proposed the payment of R$11,888 as the minimum mandatory dividends, prescribed by Law No. 6404/76 and was recognized as dividends payable.
At the Annual General Meeting held on April 18, 2006, was approved the distribution of R$13,432 as dividends proposed in the year ended December 31, 2005, to the Company’s shareholders owning shares on April 18, 2006. Dividends were paid as from June 5, 2006, remunerated through the application of the Referential Rate — TR, since January 01, 2006.
On April 29, 2005, the distribution of R$1,359 as dividends, proposed by management on December 31, 2004, was deliberated and approved by the annual shareholders meeting. On October 27, 2005 the dividends were paid to Contax Holding’s shareholders.
The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income when determining the Preferred Dividend in relation to the general dividend. Remaining amounts to be distributed, if any, are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder, if any, is distributed equally among holders of preferred shares and common shares.
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
The Preferred Dividends corresponds to a non-cumulative preferred dividend equal to 6% of share capital determined in according to accounting practices adopted in Brazil, in proportion of preferred shares to total capital, or 3% of shareholders’ equity book value per share, whichever is greater.
(d) Appropriated retained earnings
Brazilian laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Unrealized	Statutory	Legal
	Earnings Reserve	Reserve	Reserve	Total
At December 31, 2004	5,636		377	6,013

Appropriation from retained earnings	5,727	57,477	4,033	67,237

At December 31, 2005	11,363	57,477	4,410	73,250

Proposed dividends from retained earnings	(7,050)
Appropriation from retained earnings	12,906	53,234	3,736	69,876

At December 31, 2006	17,219	110,711	8,146	136,076
The purpose and basis of appropriation to such reserves is described below:
• Unrealized earnings reserve — this represents principally our share of earnings of controlled entity, not yet received in the form of cash dividends.
• Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under accounting practices adopted in Brazil up to a limit of 20% of the Company capital.
• Statutory reserve — this reserve is an investment reserve that is constituted to insure future investments and to reinforce the Company’s working capital. Any statutory reserve, together with all Appropriated retained earnings, is limited to the Company’s capital.
17. Transactions with related parties
The main transactions between the Company and other related parties can be summarized as follows:

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	2006
				Brasil
			Brasil CAP	Veículos
			Capitali-	Companhia	Telemar
	TMAR	Oi	zações S.A.	de Seguros	Internet	Total
Assets
Accounts receivable	7,430		274	540		8,244

Liabilities
Suppliers	1,807	131				1,938

Revenues
Revenues from services rendered	605,750	152,284	3,241	5,805	7,657	774,737

Costs and expenses
Costs of services rendered	(26,547)	(2,344)				(28,891)

	2005
				Brasil
			Brasil CAP	Veículos
			Capitali-	Companhia	Telemar
	TMAR	Oi	zações S.A.	de Seguros	Internet	Total
Assets
Accounts receivable	426		243	548		1,217

Liabilities
Suppliers	1,647	132				1,779

Revenues
Revenues from services rendered	572,378	96,276	2,699	4,481	5,331	681,165

Costs and expenses
Costs of services rendered	(7,016)	(1,866)				(8,882)

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

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

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
18. Discontinued operations
As mentioned in Note 1, the Company sold its data center assets to HP and TNL at book value on June 30, 2003. Upon this agreement the Company signed (i) a sale contract with the parent company TNL totaling R$61,586, and (ii) a sale contract with HP totaling R$7,350. Payment by TNL was done on the basis of a reduction on outstanding balance of inter-company loans.
Some additional assets were sold to TMAR on November, 2003, at their respective book values, totaling R$12,814.
Furthermore, based on an independent appraisal report, the Company’s management recorded a provision amounting to R$36,375 to adjust the value of a building prepared for data center activities to its realizable value on December 31, 2003. The property was sold in January 2005 to TMAR as per a contract signed on November 2004.
The data center business is reported in these financial statements as discontinued operations and the Consolidated and Combined Financial Statements for all prior periods have been adjusted to reflect this presentation. The operating results included in discontinued operations are presented in the following table.

December 31,
2004
Net operating revenue
Cost of services

Gross profit
Operating expenses	(4.984)

Operating loss before interest	(4.984)
Financial result, net	(9.663)

Loss before income tax and social contribution	(14.647)
Income tax and social contribution benefit	4.980

Loss for the year	(9.667)

19. Risk management
(a) Estimates
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
The Company has evaluated its assets and liabilities relating to the market/realization values, through available information and evaluation methodologies established by management. However, the market data interpretation, as well as the selection of evaluation methods require a reasonable judgment and estimate to produce the most adequate market value. Therefore, actual amounts may differ from the estimates. The use of different market hypothesis and/or methodologies for estimates, approximates, the estimated realization values.
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
(b) Financial instruments
As of December 31, 2006 and 2005, the Company had no transactions involving derivatives.
(c) Cash and cash equivalents, accounts receivables, other assets and accounts payable
The recorded values approximate the market values.
(d) Credit risk
The Company manages credit risk associated with accounts receivable by providing services to selected companies with healthy financial positions. Doubtful accounts are adequately covered by provisions for any possible future losses. Financial investments are performed with leading financial institutions, avoiding any liquidity risk.
In the year ended December 31, 2006 one client accounted for 57,7% of the Company’s revenues (2005 — 64,5%).
Concentration of Credit Risk
The credit risk associated with the trade accounts receivable is not relevant, comparing to the size of the financial volume of the companies which the Company provides services. The credits of bad debt provision are adequately covered to make face the eventual losses in its accomplishments.
20. Insurance
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
At December 31, 2006, The Company had the following main insurance policies contracted with third parties:
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Amounts
Insurance lines	insured

D&O Management Civil Liability	128,232
Fire — Permanent assets	64,160
Loss of income	52,310
Comprehensive general liability	5,000
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial Statements
at December 31, 2006 and 2005
(Expressed in thousands of Brazilian Reais, unless otherwise stated)
21. Subsequent events
a) Useful lives of IT equipment and furniture
During May 2007 the Company concluded its process for reassessing the useful lives of its IT equipment and furniture, based on appraisal results from an independent appraisal company. As a result, the Company has reduced the useful lives of certain assets and depreciation calculated on the basis of the new useful lives is being recognized as from January 1, 2007.
b) BNDES Agreement
In May, 2007, TNL Contax obtained a credit line with BNDES of up to R$216.5 million (U.S.$101.3 million) for a term of 6 years aimed at financing the Company ´s investments projected for 2007 and 2008. The execution of the respective contract and draw down of the proceeds is pending approval from the Company’s Board of Directors, which is expected to take place around mid-2007.
The accompanying notes are an integral part of these financial statements.