Form 20-F
period 2008-12-31
CONTAX HOLDING CO
filed 2009-06-30
CIK 1332750

As filed with the Securities and Exchange Commission on June 30, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

Commission file number: 000-51490

CONTAX PARTICIPAÇÕES S.A.

(Exact Name of Registrant as Specified in Its Charter)

Contax Holding Company	The Federative Republic of Brazil
(Translation of Registrant's Name into English)	(Jurisdiction of Incorporation or Organization)

________________

Rua do Passeio 56, 16º andar (parte)
20021-290 Rio de Janeiro – RJ – Brazil
(Address of principal executive offices)

Michel Neves Sarkis, Tel: :+55 21 3131-0009, ri@contax.com.br, Rua do Passeio 56, 16º andar
CEP: 20021-290, Rio de Janeiro – RJ – Brazil

________________

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred Shares, without par value ("preferred shares")	BM&F Bovespa
Common Shares, without par value ("common shares")	BM&F Bovespa

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
________________

     The number of outstanding shares of each of the Issuer's classes of capital, common or preferred stock, as of the close of the period covered by the annual report was:

10,031,914 preferred shares
5,824,772 common shares

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes No

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No

     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer           Non-accelerated filer           Accelerated filer

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as
issued by the International Accounting
U.S. GAAP                      Standards Board                      Other

     If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18

     If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act) Yes No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes No

PRESENTATION OF INFORMATION

     Contax Participações S.A is a corporation (sociedade por ações) incorporated under Brazilian corporate law. We operate pursuant to our by-laws, other legislation and regulations in Brazil and, where applicable, local legislation. Our principal executive office is located at Rua do Passeio, 56, 16º andar (parte), 20021-290 Rio de Janeiro, RJ, Brazil, and the telephone number at that office is +55 21 3131-0009.

     In this annual report on Form 20-F, except where otherwise specified, the "Company", "we", "us", "our" and "Contax" refer to Contax Participações S.A., its operational subsidiary, TNL Contax S.A. and its indirect subsidiary, Todo BPO e Soluções em Tecnologia S.A. ("Todo"). References to Contax Holding refer only to Contax Participações S.A., and do not include TNL Contax S.A. References to TNL Contax refer only to TNL Contax S.A., and do not include Contax Holding. References to the Company's businesses and operations are references to the businesses and operations of its direct and indirect subsidiaries TNL Contax S.A. and Todo BPO e Soluções em Tecnologia S.A.

     Our previous majority shareholder, Telemar Participações S.A., is referred to as Telemar Participações. On April 25, 2008, negotiations relating to the restructuring of the ownership structure of Telemar Participações were concluded. One of the results was the approval of the partial spin-off of Telemar Participações, with the transfer of its shareholders' equity related to the shares issued by Contax to a new company created especially for this purpose denominated CTX Participações S.A. ("CTX Participações").

     Our two main clients are Telemar Norte Leste S.A., or Tmar, and its subsidiary TNL PCS S.A., or Oi, both of which are indirectly under common control with us and are jointly referred to as "Telemar". Recently, Telemar adopted the commercial name "Oi" for its fixed line terminals, long-distance services, mobile services, as well as broadband and corporate voice and data service operations. The parent company of Tmar is Tele Norte Leste Participações S.A., or TNL, which was our majority shareholder before our spin-off to the shareholders of TNL. See "Item 4. Information on the Company – Corporate Reorganization".

     References to "U.S. dollars", "U.S.$", "USD$" or "$" are to the lawful currency of the United States and references to "real", "reais" or "R$" are to the lawful currency of Brazil. Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

     This annual report is presented in reais. On December 31, 2008, the commercial selling rate for reais was R$2.3370 to U.S.$1.00. However, for the convenience of the reader and given the dates of the financial statements, some real amounts presented throughout this document have been translated into U.S.$ at the commercial market rate for reais in effect as of June 9, 2009, which was at R$1.9385 to U.S.$1.00.

     References in this annual report to "preferred shares" and "common shares" are to the preferred shares and common shares, respectively, of Contax Holding and collectively referred to as the "shares". References to "American Depositary Shares" or "ADSs" are to American Depositary Shares, each representing one-twentieth of a preferred share. The ADSs are evidenced by American Depositary Receipts, or ADRs.

     References to "Consolidated Financial Statements" are to the consolidated financial statements of Contax as of December 31, 2008 and 2007 and for the two years in the period ended December 31, 2008.

     Contax Holding became the parent company of TNL Contax in November 2004. This transaction has been accounted for, at historical cost, as a merger of entities under common control. In order to present the financial statements in a format that is comparable from year to year and represents the business of Contax Holding and its subsidiary going forward, the financial information of these companies was combined for all periods presented. See "Item 4. Information on the Company – Corporate Reorganization".

     Our consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These are the Company’s first consolidated financial statements prepared in accordance with IFRS. Our previous Consolidated Financial Statements were prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. As for explanation to the transition from U.S. GAAP to IFRS in respect of the Company’s consolidated financial statements as of December 31, 2007, see note 30.6 to the consolidated financial statements included in item 18. In accordance with the provision of IFRS1 ("First-time Adoption of International Financial Reporting") the Company presented balance sheets as of December 31, 2008 and 2007, and profit and loss for the years then ended in its first consolidated financial statements prepared in accordance with IFRS.

     On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08, implementing these changes in accounting policies. In December 2008, the Brazilian government issued Provisional Measure No. 449, which instituted the transitory tax-payer regime (“Regime Tributário de Transição—RTT”) for the determination of taxable net income of companies subject to the real profit tax regime as a result of the implementation of these changes in accounting policies and the Brazilian Corporation Law. In May 2009, Provisional Measure No. 449 was codified in Law No. 11,941/09. Brazilian GAAP when applied to us differs in certain terms from IFRS as disclosed in Note 30 to the Company’s financial statements as of December 31, 2008.

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

FORWARD-LOOKING INFORMATION

     This annual report contains forward-looking statements. We may also make forward-looking statements in press releases, presentations and oral statements. Statements that are not statements of historical fact, including statements about our management's beliefs and expectations are forward-looking statements. All forward-looking statements involve risks and uncertainties. Many of the forward-looking statements contained in this annual report are identified by the use of forward-looking words such as "anticipate", "forecast", "believe", "could", "expect", "should", "plan", "estimate", "intend", "predict", "target" and "potential", among others. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things:

  the growth in the Brazilian outsourcing contact center sector; and

  the performance of the Brazilian economy in general.

     Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made. Factors that might affect such forward-looking statements include, among other things:

  our future operations performance;

  the demand for our services;

  competitive factors in the sector in which we compete;

  changes in the regulatory framework for our clients in the telecommunications, utilities, services and financial sectors in Brazil;

  changes in labor law and tax requirements;

  economic, business and political conditions in Brazil and in the international markets, including governmental changes and restrictions on the ability to transfer capital across borders; and

  the impact of fluctuations in the price of our shares.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     The selected financial data for the years ended December 31, 2008 and 2007 which are presented in the Table I below is derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

     The data presented for December 31, 2008 and the previous year have derived from our audited Consolidated Financial Statements. You should read this information together with such financial statements, including the notes thereto and "Item 5. Operating and Financial Review and Prospects". Our complete Consolidated Financial Statements as of and for the years ended December 31, 2008 and 2007 are presented in Item 18 of this annual report, together with the audit report of PricewaterhouseCoopers Auditores Independentes, Rio de Janeiro, Brazil, our independent registered public accounting firm.

Table I	Year ended December 31,

IFRS DATA	2008	2007

	(in thousands of reais, except per share data)
Statement of Operations Data
Net operating revenue from services rendered	1,774,728	1,365,815
Cost of services rendered	(1,507,603)	(1,174,106)

Gross profit	267,125	191,709
Operating expenses	(138,448)	(105,880)

Operating income	128,677	85,829
Income from continuing operations	82,826	57,742
Loss from discontinued operations	—	—

Net income (loss) and comprehensive income (loss) for the year	82,826	57,742

Earnings (Loss) per Share (in reais)
Income from continuing operations
Common shares – Basic (i)(ii)	3.89	3.51

Common shares – Diluted (i)(ii)	3.89	3.36
Preferred shares – Basic and Diluted (i)(ii)	6.22	3.51
Net income (loss)
Common shares – Basic (i)(ii)	3.89	3.51

Common shares – Diluted (i)(ii)	3.89	3.36
Preferred shares – Basic and Diluted (i)(ii)	6.22	3.51
Weighted average common shares outstanding – Basic (i)(iii)	5,642,517	5,747,315
Weighted average common shares outstanding – Diluted (i)(iii)	5,642,517	6,005,323
Weighted average preferred shares outstanding – Basic and Diluted (i)(iii)	9,780,208	10,704,436
Balance Sheet Data
Property and equipment, net	307,700	274,559
Cash and cash equivalents	355,928	240,310
Total assets	954,435	737,600

Current liabilities	353,713	265,270
Long-term liabilities	279,666	175,325
Shareholders' equity	321,056	297,005
Total liabilities and shareholders' equity	954,435	737,600

Table I	Year ended December 31,

IFRS DATA	2008	2007

	(in thousands of reais, except per share data)
Cash Flow Data
Operating activities (continuing operations)	254,776	203,176
Operating activities (discontinued operations)
Financing activities	46,192	(51,344)
Investing activities (continuing operations)	(183,350)	(142,821)
Investing activities (discontinued operations)

____________________
(i)
Due to numerous expansion plans dating back to the Telemar days, Contax inherited several million "inactive" shareholders. In an effort to reduce unnecessary administrative and operating costs and to provide a low cost form of liquidity for these minority shareholders, Contax decided to do a reverse stock split on November 17, 2007. Since ADS are mainly concentrated in the hands of institutional investors in large quantities, the reverse stock split was not needed and therefore was not done for the ADSs.

(ii)
Due to the reverse stock split carried out on November 17, 2007, earnings per share are shown based on groups of 20 shares for comparison amongst periods. In this case, the numbers of ADSs was considered grouped, for comparison, even though the grouping of ADSs did not occur.

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

     Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Brazilian Central Bank (Banco Central do Brasil), or Central Bank of Brazil, or Central Bank). The Floating Market rate generally applied to specific transactions for which approval by the Brazilian Central Bank was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

     On March 4, 2005, the Brazilian Central Bank issued Resolution no. 3,265, introduced several changes in the Brazilian foreign exchange regulation, including: (i) the unification of the foreign exchange markets into a single exchange market; (ii) the easing of several rules for the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the term for converting foreign currency derived from Brazilian exports. On March 8, 2006, the Brazilian government issued Provisional Measure no. 315, enacted on August 24, 2006 ("PM 315"), which has been approved by the Law no. 11,371, enacted on November 28, 2006. Together with the underlying regulations issued by the National Monetary Council (Conselho Monetário Nacional – "CMN"), this Law no. 11,371 made the currency exchange rules more flexible, making it possible to maintain export revenues (from merchandise or services) abroad, in the exporter's account or in a Brazilian bank authorized to operate in the exchange market.

     On March 18, 2008, the Central Bank issued Circular No. 3,379, allowing Brazilian exporters of goods and services to maintain the totality of their revenues obtained with exports offshore. Furthermore, the PM 315, now Law number 11,371/06, permits registration with the Central Bank, in local currency, of the foreign capital invested in legal entities located in Brazil which had not been previously registered and was not eligible for another form of registration by the Central Bank (so-called "contaminated capital"). This set of recent measures represents a step towards a more flexible Brazilian system. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).

     The following table sets forth the Commercial Market/Foreign Exchange Market selling rates published by the Central Bank expressed in reais per U.S. dollar for the periods indicated.

Period	Period-end	Average for period*	High	Low

2004	2.6544	2.9259	3.2051	2.6544
2005	2.3407	2.4125	2.7621	2.1633
2006	2.1380	2.1771	2.3711	2.0586
2007	1.7713	1.9483	2.1556	1.7325
2008	2.3370	1.8374	2.5004	1.5593
January 2009	2.3162	2.3074	2.3803	2.1889
February 2009	2.3784	2.3127	2.3916	2.2446
March 2009	2.3152	2.3138	2.4218	2.2375
April 2009	2.1783	2.2059	2.2899	2.1699
May 2009	1.9730	2.0609	2.1476	1.9730
June 2009 (through 9th)	1.9385	1.9504	1.9704	1.9370

____________
* Average of the rates on each day in the period.

Source: Brazilian Central Bank

     On December 31, 2008, the commercial selling rate for reais was R$2.3370 to U.S.$1.00. On June 9, 2009, the Foreign Exchange Market selling rate was R$1.9385 to U.S.$1.00.

Risk Factors

     The following factors should be carefully considered in addition to the other information presented in this annual report.

Risks Relating to Our Business

A large portion of our revenues originates from a limited number of clients, and the loss of one or more of these clients could significantly impact our financial condition.

     We strategically focus our marketing efforts on developing long-term relationships with large companies in targeted sectors. As a result, we rely on a limited number of significant clients for a large percentage of our net revenues. Our contracts with our two largest clients, Telemar and Orbitall Serviços e Processamento de Informações Comerciais Ltda., or Orbitall, accounted for 51.1% and 13.9%, respectively, of our revenues for the year ended on December 31, 2008. The current terms of our agreements with the Telemar entities (our main client encompassing Tmar and its wholly owned subsidiary Oi, both of which are indirectly under common control with us) are between November 2009 and November 2010 with an automatic renewal for a further 5 to 6-years period from such end dates. The final term of our agreement with Orbitall, our second largest client, was April 2009. Although we are still providing services to Orbitall under the terms previously agreed, the renewal of this contract is still under negotiations.

     We have observed in recent years a trend toward corporate consolidation and change of control of companies in our targeted sectors, such as financial services, telecommunications, utilities and internet. Such events may cause the termination of existing contracts, and the loss of the revenues associated with such contracts.

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

     Recently, the TST (Brazilian Federal Superior Labor Court) ruled against the ability of CELG (Centrais Elétricas de Goiás), a state eletricity provider, to outsource certain services that were considered its core business. Although CELG business is different from ours, such decision might have an impact on the way lower courts understand what type of services are considered core services and therefore could not be outsourced under Brazilian labor laws.

      If this and similar rulings continue narrowing the scope of the services we are allowed to render, we could lose a part of our revenues as our current and prospective clients become restricted from outsourcing certain of their contact center operations.

     Moreover, if the government adopts laws that restrict or dictate costly specifications regarding contact center operations and procedures, it could affect current and future clients' decisions to outsource certain activities, since such laws could unfavorably impact our profit margins and cause us to adjust the pricing of our contracts.

Increases in the use of automated customer services could reduce the demand for our services.

     A major part of our services is provided by our contact center attendants. Over time, services provided by live attendants may have to compete against an increase in the use of automated channels which allow customers of our clients to directly access self-service assistance systems (e.g., internet sites and automated phone services, such as voice recognition and Interactive Voice Response, a device that automates retrieval and processing of information by phone using touch tone signaling or voice recognition so as to access information residing on a server and reply with a pre-recorded response, such as in "bank-by-phone" transactions), which could mitigate the necessity of personal contact with a contact center attendant. If automated services were to become more technically viable and thus more widely used, the demand for our services could be reduced.

Our ability to recruit, motivate and retain qualified management and operators could affect the quality of our services, which could impact our ability to attract new clients and retain existing ones.

     Since our business is labor intensive, our ability to attract and retain personnel is key to our continued success. We place significant importance on our ability to recruit, train, and retain qualified personnel. We employed 74,499 employees as of December 31, 2008. On average, we experienced a monthly turnover of approximately 5.4% of our personnel, requiring us to continuously recruit and train replacement personnel as a result of a changing and expanding workforce. In addition, demand for qualified technical professionals conversant with certain technologies may exceed supply, as new and additional skills are required to keep pace with evolving technology. In the event that we are unable to recruit, motivate and retain qualified personnel, the quality of our services could be affected, which could impact our ability to attract new clients and retain existing ones. Additionally, we may experience an increase in personnel costs as a result of: (i) a decrease in the productivity of our employees resulting from the loss of qualified, experienced personnel, and (ii) an increase in recruiting, training and severance costs related to a higher employee turnover.

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

     Our profitability depends largely on how effectively we utilize our contact center capacity. In order to create the additional capacity necessary to accommodate new or expanded outsourcing contracts, as well as face significantly higher utilization during peak periods, we must consider opening new facilities or expanding current ones. The opening or expansion of a contact center may result, at least in the short term, in idle capacity. If we lose one or more significant clients, if the volume of calls from our clients' customers decline or if a significant contract is not implemented in the anticipated time frame, our capacity utilization will be affected.

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

     Despite our ongoing efforts to maximize capacity utilization, we are subject to periods of idle capacity. This might occur mainly on the commencement of new operations or the termination of an existing contract.

     There can be no assurance that we will be able to achieve or maintain optimal utilization of our contact center capacity.

If our clients are not successful, the amount of business they outsource may be diminished and could result in lower revenues for us.

     Our revenues are dependent on the success of our clients. If our clients are not successful, the amount of business they outsource may be reduced. Furthermore, due to the inbound nature of most of our services (e.g., customer care), the amount of revenue generated from any particular service contract is dependent upon consumers' interest in, and use of, our clients' products and services.

     If our clients are not successful or their customers reduce their use of our contact center services, our revenues and the expansion of our business would be adversely affected.

General economic and market conditions may adversely affect the Company’s financial condition, cash flow and results of operations.

     Our results of operations are affected directly by the level of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve. The recent worldwide economic slowdown, may cause reductions in technology and discretionary spending by our clients, which may result in reductions in the growth of new business as well as reductions in existing business. If our clients enter bankruptcy or liquidate their operations, our revenues could be adversely affected.

     The weakening economic conditions throughout the world that caused the decrease in the economic activity of the Brazilian economy from the second half of 2008 onwards, may adversely impact our results of operations, cash flow and/or financial position, since it could directly cause the slowdown of business from our contracting customers.

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

     There can be no assurance that (i) our IT and telecommunications systems will be adequate to meet our clients' future needs; (ii) we will be able to incorporate new technology to enhance and develop our existing services; and (iii) technologies or services developed by our competitors will not render our services uncompetitive or obsolete.

Interruption of our contact center services due to unforeseen events could have a material adverse effect on our financial condition and results of operations.

     Our ability to provide our contact center services is dependent upon our ability to protect our facilities and operations against damage that may be caused by fire, natural disasters, power and telecommunications failures, computer viruses, labor strikes, acts of sabotage or terror and other unforeseen events. We currently have backup systems for our most critical power and data storage and business interruption insurance to offset, in part, certain losses we may incur if our facilities or operations are adversely affected by events outside our control. Despite the implementation of these systems and contingency plans, as well as network security measures, we may still experience interruption at one or more of our facilities, and we may be unable to provide the services we are contractually obligated to deliver.

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

     Our contracts with our two largest clients, Telemar and Orbitall Serviços e Processamento de Informações Comerciais Ltda., or Orbitall, accounted for 51.1% and 13.9%, respectively, of our net revenues for the year ended December 31, 2008.

     Our exposure for discretionary early termination in connection with our contact center service agreement with Telemar shall be in the amount equivalent to the revenue we obtain in connection with such agreement during the three months prior to the date Telemar sends us a notice of termination of the agreement. Our exposure to penalties related to damages caused by the termination of our agreement with Telemar as a result of a contractual breach by us shall be limited to 5.0% of our annual revenue in connection with such agreement. Based upon the level of revenue generated in 2008 as a result of such agreement, the early termination penalty would have been in the amount of approximately R$136.0 million (U.S.$58.2 milion), while our exposure to penalties related to damages for the year could have been up to an amount of approximately R$48.0 million (U.S.$20.5 milion).

     Our exposure for discretionary early termination in connection with our contact center service agreement with Orbitall is equivalent to one-sixth of the estimated revenue for the period within the early termination date and the final term of the Agreement. The estimated revenue shall be calculated based on the average monthly revenue of the three months prior to the early termination, the minimum amount of such penalty being equivalent to one month's revenue. In case of a material breach of the agreement by us, we may be subject to the payment of the amount of the actual damages incurred by Orbitall, up to 30.0% of the amount of the monthly invoice sent to Orbitall in connection with such agreement during the month when the breach occurs. Nevertheless, the amount of any such damages would be fact specific and is not determinable at this time. Based upon the level of revenue generated in 2008 as a result of such agreement, if we had breached this agreement we would have been subject to penalties in the amount of approximately R$7.8 million (U.S.$3.3 million). The final term of our agreement with Orbitall was April 2009. Although we are still providing services to Orbitall under the terms previously agreed, the renewal of this contract is still under negotiations and the terms and conditions mentioned above might be subject to change.

     As a result, our exposure for breach under these contracts, though currently indeterminable, may have a significant negative impact on our results.

We may be unable to achieve the same performance levels we have been experiencing with our performance-based compensation contracts.

     We derived approximately 28.0% of our net revenues in the fiscal year of 2008 from operations with performance-based compensation, consisting mostly of telemarketing and debt collection services. These services depend not only on our success in selling a product, locating a debtor or negotiating a debt settlement, but also on other factors that are beyond our control. For telemarketing activities, for example, our compensation is measured according to the amount of our clients' products that we are able to sell in a given period of time or on a sales target which we are required to meet. Consequently, our performance-based compensation for telemarketing can be affected by, among other things, the attractiveness of the products and services we will be selling for our clients. In addition, prevailing macroeconomic conditions in Brazil, such as GDP growth, unemployment and availability of disposable income, also affect our performance-based compensation more acutely than they affect enterprises that rely solely on fixed-based compensation, since such macroeconomic conditions directly affect consumer spending and default rates. Consequently, there can be no assurance that we will be able to maintain the same level of our past performance in the future or that we will not incur losses with our performance-based compensation contracts.

We may be responsible for labor liabilities which could have an adverse effect on our profitability.

     We were involved in 5,287 labor claims as of December 31, 2008. Although the total amount of all labor claims filed against us is approximately R$358,700 thousand (U.S.$153,487 thousand) as of December 31, 2008, we record provisions for any contingent liabilities in proportion to our historical losses, which, on that date, amounted to approximately R$51,651 thousand (U.S.$22,101 thousand). We also are subject to potential administrative proceedings brought by the Brazilian Labor Department.

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

     Our competitors' services and pricing practices, as well as the timing and circumstances of the entry of additional competitors into our market may harm our business. The trend towards international expansion by foreign competitors and continuous technology changes may bring new competitors into our market and may increase pricing pressures. Our failure to compete successfully could result in loss of clients and specific service contracts or could result in decreased profitability.

CTX Participações holds the majority of our voting shares and there may be circumstances in which its interests differ from or conflict with the interests of our other shareholders.

     We are controlled by CTX Participações, which spun-off from Telemar Participações in April 2008 and as of May 2009, holds 63.08% of our common shares and 7.45% of our preferred shares. As controlling shareholder, CTX Participações is entitled to appoint the majority of the members of our board of directors and has the power to, among other things, modify our business plan, determine the date of dividend payments, approve corporate restructurings and sell our material assets. We cannot assure that our controlling shareholder will not take actions that might differ from or conflict with the interests of our other shareholders.

We may be liable for fraudulent activities or misappropriation of our clients' information by our employees or third parties.

     Our contact center business puts us in possession of sensitive client information. Despite our internal controls and our efforts to protect our clients' information, we may be held liable for fraudulent activities by our employees or by third parties. For example, unauthorized persons may be able to breach our physical or network security systems. Meanwhile, authorized employees may misuse their authorization rights or the information to which they have access. Our failure to prevent these occurrences could: (i) damage our reputation with our clients and the market; (ii) allow them to terminate their contracts with us; (iii) expose us to potential liability; and (iv) subject us to the previously discussed contractual penalties and indemnities, all of which may substantially harm our business and results of operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, operations and the market price of our shares and ADSs.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government's actions to control inflation and implement macroeconomic policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our shares and ADSs may be adversely affected by changes in policies or regulations, or by other factors such as:

  devaluations and other currency fluctuations;
  inflation rates;
  interest rates;
  liquidity of domestic capital and lending markets;
  energy shortages;
  exchange controls and restrictions on remittances abroad (such as those that were briefly imposed in 1989 and early 1990);
  monetary policy;
  tax policy; and
  other political, diplomatic, social and economic developments in or affecting Brazil.

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

     Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government's measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. While inflation has been kept largely under control since the introduction of the real in 1994, inflationary pressures persist. Actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços Mercado, or IGP-M, a general price inflation index published by Fundação Getúlio Vargas, or FGV, the Brazilian general price inflation rates were 3.8%, 7.7% and 9.8% in 2006, 2007 and 2008, respectively. According to the Índice Geral de Preços - Disponibilidade Interna, or IGP-DI, another general price inflation index published by FGV, the Brazilian general price inflation rates were 3.8%, 7.9% and 9.1% in 2006, 2007 and 2008, respectively. According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA, published by the Instituto Brasileiro de Geografia e Estatística, or IBGE, the Brazilian consumer price inflation rates were 3.1%, 4.5% and 5.9% in 2006, 2007 and 2008, respectively. In the first quarter of 2009, inflation measured by the IGP-M, IGP-DI and IPCA, was approximately -0.92%, -0.96% and 1.23%, respectively, or -3.68%, -3.84% and 4.92% on an annualized basis, respectively.

     The Long Term Interest rate – TJLP (Taxa de Juros de Longo Prazo) is the interest rate used in the BNDES loan agreement, and has been stable at a yearly rate of 6.25% since July of 2007.

     Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the economy overall and our business in particular.

Changes in Brazilian labor law may negatively affect us.

     Brazilian companies are subject not only to the Federal Constitution and ordinary legislation concerning labor relations (mainly the Consolidação das Leis do Trabalho, or CLT), but also to collective bargaining agreements between employers' associations and employee unions or between individual employers and employee unions, in addition to administrative orders, technical notes and instructions issued by the Brazilian Labor Department. In addition, the tendency of Brazilian labor laws and regulators to protect employees from dismissal has created barriers to the loosening of labor standards. Furthermore, due to the volume of cases and insufficient personnel, the labor courts are typically slow in deciding the labor claims and disputes that are submitted to them for resolution.

     The Brazilian Labor Department continuously issues and revises current labor regulations regarding specific practices in different business sectors. In April 2007, the Brazilian Labor Department published a technical note setting forth new guidelines concerning labor practices and regulations regarding contact center activities. These rules include, among other things, employees' directives regarding work environment, working hours and breaks, ergonomic equipment design standards and guidance on labor related diseases (Exhibit II to Regulation no. 17 (Anexo II da Norma Regulamentadora nº 17)), approved by Rule no. 9, issued by the Brazilian Labor Department as of March 30, 2007 (Portaria nº 09). Labor inspectors have been paying greater attention to these factors and, as a result, have been requiring strict compliance by companies with workplace health and safety rules. Enforcement of these new regulations may lead to increased costs, which we may not be able to pass through to our clients or, in some cases, administrative fines, which would adversely affect our financial condition.

     In addition, the Brazilian Legislative Branch has undertaken several bills concerning the reduction of working hours and breaks of the telemarketing operators.

Changes in the Brazilian telemarketing regulatory framework may directly affect us.

On July 31st, 2008, the Brazilian Federal Government enacted Decree no. 6,523/2008 (Decreto nº 6.523/2008), which became effective on December 1st, 2008 and imposes upon services providers regulated by Federal Agencies (i.e. telephone, electric energy, cable television, credit card, and airline companies) obligations regarding the "Call Centers Law" (Lei dos Call Centers), which mandates that the Customer Assistance Service (SAC - Serviço de Atendimento ao Consumidor) of such services providers shall comply with a higher level of service standards. See item 4: Industry Overview – Regulatory Developments regarding the Telemarketing Services. These laws are applied to a large variety of our clients that have sought services complying with such new rules. While this set of rules may increase Contax’s products demand, it will also increase operational costs. Aditionally, such law provides for substantial non-compliance penalties (ranging from R$200 thousand to R$3,000 thousand per event), that might be assessed upon our clients. Although we are bound only to the SLA contained in our service agreements, our clients might try to transfer any cost with such penalties to us. See item 4: Industry Overview – Regulatory Developments regarding the Telemarketing Services.

Regulatory proposals, such as the creation of a "do not call list", could restrict our contact center services.

     A series of bills have been presented to the House of Representative and the Senate and to local legislative branches of certain states and municipalities proposing to regulate several aspects of the outbound telemarketing services we provide, such as: (i) the days and hours in which outbound calls are allowed; and (ii) the creation of a national "do not call list." If these bills are passed, our ability to make outbound calls may be significantly restricted, which would adversely impact our current revenue and growth opportunities. "See Item 4: Industry Overview – Regulatory Developments regarding the Telemarketing Services".

     So far, the only law enacted in such regard is São Paulo State Law no. 13,226 (Lei Estadual no. 13.226/2008), which created the so-called Register for Telemarketing Phone Calls Blocking (Cadastro para o Bloqueio do Recebimento de Ligações de Telemarketing). Under this law, telemarketing companies are prevented from contacting costumers in the State of São Paulo that were previously registered in a specific public database. This law restricts our ability to make outbound calls in São Paulo, which adversely impacts our current revenue and growth opportunities.

Exchange rate instability may adversely affect our financial condition.

     The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. Based on the real/U.S. dollar exchange rate, the real appreciated against the U.S. dollar by 9.5% and 20.7% in 2006 and 2007, while in 2008 the exchange rate depreciated by 24.2% . In the first quarter of 2009, in comparison to the end of 2008, the real appreciated against the U.S. dollar by 0.9% based on the real/U.S. dollar commercial exchange rate of RS$2.307 to U.S.$ 1.00, as of the close of business on March 30, 2009. Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country's current account and the balance of payments, as well as to a dampening of export-driven growth. Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADSs.

We may be unable to convert reais into U.S. dollars to make dividend distributions to our ADS holders.

     In the past, Brazil's economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of persons or entities, Brazilian or foreign, to convert reais into any foreign currency. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our dividend payment obligations.

Economic and market conditions in other emerging market countries may adversely affect the Brazilian economy and, therefore, the market value of our common shares, preferred shares and ADSs and our ability to access the capital markets.

     The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other Latin American and emerging market economies. Although economic conditions are different in each country, the reaction of investors to developments in one emerging market country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Such developments have included the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998 and the 2001 economic and political crisis in Argentina. The continuing political crisis in Venezuela and the socialist-oriented government of Bolivia may also influence investors' perceptions of risk in Latin America. The volatility in market prices for Brazilian securities has varied from time to time as a result of such crises.

Risks Relating to the ADSs and the Preferred Shares

You may not be able to sell the ADSs or preferred shares at the price or time you desire because an active or liquid market for the ADSs or the preferred shares will not likely develop.

     There has not been a public market for either our ADSs or our preferred shares. We have obtained approval for the listing of our preferred shares on the BM&F Bovespa or "Bovespa" (the stock exchange of the State of São Paulo, Brazil, the main Brazilian stock exchange), but we do not intend to list the ADSs in any organized market or stock exchange. As a result, active trading in the ADSs will not likely develop. Similarly, active trading in the preferred shares in the United States will not likely develop. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

We can terminate the Deposit Agreement without the consent of holders of ADSs.

     We can cause the Depositary to terminate the Deposit Agreement at any time by giving the ADS holders at least 30 days prior notice. After termination, the Depositary’s only responsibility will be (i) to deliver deposited securities to ADS holders who surrender their ADSs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of one year from the termination date, the Depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADS holders who have not yet surrendered their ADSs. After making those sales, the Depositary shall have no obligations except to account for such proceeds and other cash. The Depositary will not be required to invest such proceeds or pay interest on them.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and more concentrated than major securities markets in the United States. As a result, the price for the preferred shares may be subject to substantial volatility, and it may be difficult to find a buyer or a seller at certain times. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the Depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time of your choosing may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in the United States. As of December 31, 2008, the aggregate market capitalization of the 10 largest companies listed on the Bovespa was approximately U.S.$308.3 billion, representing almost 52.4% of the aggregate market capitalization of that market. The top 10 stocks in terms of trading volume accounted for approximately 46.1%, 45.8% and 53.1% of all shares traded on the Bovespa in 2006, 2007 and 2008, respectively.

Holders of preferred shares and ADSs have limited voting rights.

     Of our two classes of capital shares outstanding, only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will be entitled to full voting rights only in the event that we fail to pay the minimum dividends for a period of three consecutive years. As a result of these limited voting rights and the fact that CTX Participações holds 63.08% of our common shares, holders of our preferred shares and, therefore, of our ADSs, generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

Holders of ADSs are not entitled to attend shareholders' meetings and may only vote through the Depositary.

     Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders' meetings. All preferred shares underlying the ADSs are registered in the name of the Depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the Depositary as to how to vote the preferred shares represented by ADSs, in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote the underlying preferred shares directly at a shareholders' meeting or to appoint a proxy to do so.

Holders of ADSs may have fewer and less well-defined shareholders' rights than shareholders of U.S. public companies.

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

     In extreme circumstances, we may not pay dividends to our shareholders in a particular fiscal year if, at a shareholders' meeting, our Board of Directors advises our shareholders that such distributions would not be advisable in view of our financial condition.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

     Brazilian law provides that whenever there is a significant imbalance in Brazil's balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of our shares underlying the ADSs or holders who have exchanged the ADSs for our underlying shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the Depositary will be required to invest the reais or be liable for any interest.

Dividends received by United States individuals will not be "qualified dividend income" eligible for a 15.0% tax rate.

     For United States federal income tax purposes, U.S. shareholders within the meaning of section 7701(a)(30) of the U.S. Internal Revenue Code of 1986 generally will recognize, to the extent of our current and accumulated earnings and profits, ordinary income on the receipt of cash dividends on shares. Unless the class of shares with respect to which distributions are made is readily tradable on an established securities market in the United States, any dividend income will not be treated as "qualified dividend income" eligible for a 15.0% tax rate in the case of U.S. shareholders who are individuals. We do not intend to list the ADSs on an established securities market in the United States. As a result, any dividends received by United States individuals will not be "qualified dividend income" eligible for a 15.0% tax rate.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

     As an ADS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the Custodian for our preferred shares underlying the ADSs in Brazil, which permits the Custodian to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the Custodian's electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to such preferred shares, you will not be able to remit foreign currency abroad unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, such preferred shares.

     If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our shares or the return of your capital in a timely manner. The Depositary's electronic certificate of foreign capital registration may also be adversely affected by future regulatory changes.

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

Item 4. Information on the Company

History and Organizational Structure

     Contax Participações S.A. was incorporated in Brazil on July 31, 2000 as a corporation, or sociedade por ações, under the name Caroaci Participações S.A. Its primary functions were those of a typical holding company. Contax Holding's registered address is: Rua do Passeio 48 a 56 (parte), 20021-290, Rio de Janeiro, RJ, Brazil. Its telephone number is +55 21 3131-0009.

     Contax Holding is the sole parent company of TNL Contax S.A., a corporation incorporated in Brazil on April 3, 2000 as a sociedade por ações under the name Contax S.A. TNL Contax is the only significant subsidiary of Contax Holding and is an operational entity that conducts contact center service activities.

     On December 29, 2004, the shareholders of TNL approved a proposal from its Board of Directors to spin off Contax Holding to TNL's shareholders for two primary reasons: (i) to realize the full value of the Company as a separate entity and (ii) to allow the management of TNL to focus on its telecommunications operations. The spin-off was consummated in August 2005 with the delivery of our shares to the shareholders of TNL.

     On October 2008, the Company invested in its new subsidiary Todo. The launch of operations in the Business Process Outsourcing (BPO) segment through a new subsidiary is aimed at expanding our service portfolio and entering new markets, without losing focus on our main business, the contact center (voice process outsourcing) industry operated through TNL Contax S.A.

     TNL Contax owns 80.0% of the voting and total capital of the newly created company, with the remaining shares of Todo’s capital held indirectly by executive officers of Todo. Shareholders’ agreement and other documents were signed between the parties regulating matters such as a non-compete agreement between Todo and TNL Contax and restrictions on the remaining shareholders regarding the sale of shares. Todo is managed independently from TNL Contax, with different executive directors and with it’s headquarter located in São Paulo. Todo did not have any significant activities during 2008, and began operations only in April 2009.

Share Buyback:

     During 2006 and 2007, the Company implemented three different buyback programs, which resulted in the repurchase of 719.0 thousand common shares and 2,705.0 thousand preferred shares. Of these totals, 544.0 thousand common shares and all of the 2,705.0 thousand preferred shares were cancelled, with the remaining 175.0 thousand common shares held in treasury without reducing the Company's capital stock.

     In September 2008, the Company approved a fourth buyback program of approximately R$40 million. By the end of September, we had completed implementing the program and repurchased 52,337 common and 861,664 preferred shares. All of these shares were canceled in January 2009, resulting in the Company's stock capital of 14,942,685 shares, comprised of 5,772,435 common and 9,170,250 preferred.

     Altogether, the Company invested R$201 million in all of its buyback programs, of which R$41 million were invested in 2006, R$120 million in 2007 and R$40 million in 2008.

Stock Option Plan:

     At the General Shareholder’s Meeting held on April 16, 2007, our Stock Option Plan was approved. The purpose of plan, established pursuant to article 168, paragraph 3, of Law no. 6,404/76, is to attract executives to the Company, as well as to retain and ensure a closer alignment between the interests of the management of the Company and the interests of the shareholders, sharing the risks of the capital market. Pursuant to the approval of the Stock Option Plan, on October 18, 2007, nine thousand common shares were sold to the Company's officers. On December 31, 2008, there were still 166.0 thousand common shares held in treasury.

Reverse Stock Split:

     On October 17, 2007, our shareholders approved the Reverse Stock Split of all shares representing the Company's capital stock at the ratio of twenty (20) shares for one (1) share of same type. The plan was approved due to the several million "inactive" shareholders that the Company had dating back to the Telemar days. With the spinoff, we inherited several million "inactive" shareholders and in an effort to reduce unnecessary administrative and operating costs and to provide a low cost form of liquidity for these small shareholders, Contax decided to do a reverse stock split. Since ADS are mainly concentrated in the hands of institutional investors in large quantities, no Reverse Stock Split took place in relation to the ADSs, so that currently the ratio is 20 ADSs for one (1) preferred share.

     Since November 19, 2007, the shares representing the Company's capital stock have been traded in the new ratio of 20:1.

     After we approved the Reverse Stock Split, our shareholders were given one (1) month to either acquire new stock in order to hold at least one share according to the new ratio or to sell their shares free of transaction costs. After the stipulated term, there were still shareholders left with fractions of shares. On August 13, 2008, the share fractions were grouped and auctioned, with the proceeds made available to their former holders.

Telemar Participações S.A. restructuring process concluded on April 2008

     On April 25, 2008, negotiations relating to the restructuring of the ownership structure of Telemar Participações (Contax's previous controlling shareholder) were concluded. This restructuring included the replacement of certain shareholders in order to expand the financing and investment capacity of Telemar Participações and its subsidiaries. See Item 5: Recent Developments.

     The restructuring included the followings phases: (i) an increase in the capital of Telemar Participações; (ii) the repurchase by Telemar Participações of outstanding shares; (iii) the purchase and sale of shares among Telemar Participações' shareholders; and (iv) the restructuring of Fiago Participações S.A. (one of Telemar Participações' shareholders).

     On the same date, an Extraordinary Shareholders' Meeting of Telemar Participações unanimously approved the partial spin-off of Telemar Participações, with the transfer of that portion of its shareholders' equity related to the shares issued by Contax held by Telemar Participações to a new company created especially for this purpose called CTX Participações.

     The partial spin-off is one of the phases of the restructuring and was necessary in order to separate Telemar Participações' interests into two different companies that will operate in the contact center and telecommunications industries, respectively.

     Its important to notice that even though Telemar Participações and CTX Participações still have shareholders in common, they are two different investment groups with different types of business administration profiles, and therefore, with their controlling companies being independently managed. As the controlling shareholder, CTX Participações S.A. is fully responsible for the strategic guidelines of Contax Participações and its subsidiaries.

The charts below show the capital structure before and after the restructuring of the controlling group:

Before the reestructuring:

After the reestructuring:

Overview

     The Company has experienced overall growth of its businesses since its inception. Based on information provided by Call Center Inf and available in the most recent financial statements published by Brazilian contact center companies, in 2009 the Company maintained its position as the largest contact center service provider in Brazil based on 2008’s results. We specialize in the design, implementation, and operation of complex contact centers, in order to help our clients improve their customer relationships and maximize the value they provide to their customers. Our clients include many of Brazil's largest companies in the telecommunications, financial services, utilities and Internet sectors.

     TNL Contax began operations at the end of 2000 in response to opportunities in the Brazilian contact center outsourcing market. TNL Contax initially provided outsourced services previously rendered by Telemar in order to reduce costs and increase the quality of Telemar's in-house activities. In addition, TNL Contax provided integrated services with Telemar to their large corporate customers.

     During 2008 we increased our client base in comparison to the previous year, from 50 clients on December 31, 2007 to 58 on December 31, 2008. Our business strategy is focused on developing long-term relationships with large companies in targeted sectors. We offer a variety of channels of communications to interact with customers, including voice, Internet, e-mail, mail and fax services. As of December 31, 2008, we had 74,499 employees (61,397 in 2007) and operated 32,153 workstations (28,043 in 2007) distributed throughout 25 contact centers (22 in 2007) in Brazil.

     Our services are designed to enhance the quality of customer interaction at all stages of the customer lifecycle, from identifying and acquiring new customers through providing information and customer services, rendering technical support, customer retention and debt collection.

Industry Overview

     The scope of customer interaction by contact centers generally has expanded from single purpose (generally, basic support or marketing) to integrated service offerings (combining services such as customer care, telemarketing, technical support, customer retention and debt collection) through various communication channels. As a consequence, the outsourced contact center sector has evolved from primarily single-facility, low technology environments to large, full-service organizations with multi-channel, large-volume contact centers that use sophisticated technology platforms to support such activities.

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

     Outsourced contact center providers are able to render services at lower overall costs as a result of their ability to amortize fixed costs over a large number of customers, resulting in economies of scale in operations and technology. For example, by turning to an outsourcer, a company can obtain access to sophisticated technology platforms, such as call management software, interactive voice response systems, predictive dialers (devices used to automate the method of making outbound calls and direct them to an operator when a live person answers, thereby screening out answering machines, busy signals or other operator intercepts) and automatic call distributors, without the cash outlay or maintenance costs that would be required to implement these features in-house. Because of their expertise and experience, outsourced contact center providers are also able to achieve higher quality and productivity, allowing their clients to focus on their core businesses while retaining and enhancing customer relationships.

     Today, companies face the challenge of delivering consistent levels of customer service, regardless of the channel of communications utilized or their customers' locations. This trend has been fueled by the continued growth in Internet and e-mail use, and the increasingly remote nature of customer interactions. Moreover, companies are increasingly focused on better, differentiated customer services and on increasing the value of their customer relationships through the cross-selling of additional products or services. By working in partnership with an outsourcer, a company can focus on its strategy for acquisition, retention and growth of its customer base without being overburdened with the complexities of day-to-day contact center operations.

     Contact center activities are becoming central to the way companies choose to enhance customer loyalty and retention. According to IDC (a market intelligence and consulting company specializing in the IT and telecommunication industries), the outsourced contact center market worldwide had gross revenues of approximately U.S.$74.7 billion in 2008, with the Brazilian market contributing with an estimated R$6.9 billion (U.S.$3.0 billion). The IDC estimates that five key sectors constitute approximately 90% of this market: telecommunications, technology/consumer, financial services, health care and transportation/leisure. The two biggest companies in the Brazilian contact center market (Contax and Atento) together had gross revenues of approximately R$2,873 million (U.S.$1,625 million) in 2007 and R$3,653 million (U.S.$1,989 million) in 2008.

Factors that influence companies worldwide to outsource their contact center needs include the following:

  Increasing importance for companies to retain and enhance customer relationships;

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

     Brazilian contact center outsourcers have enjoyed significant growth over the past several years. Several factors contributed to this growth:

  Increase in telephony penetration. Prior to Brazil's privatization of state-owned telecommunications companies in 1998, telephony penetration in Brazil was very low, limiting the use of contact centers as an effective way to deliver customer service on a broad basis. Today, a larger portion of the Brazilian population can access customer services in general through different communication channels, including both mobile and fixed-line terminals. According to the Brazilian telecommunications regulatory agency (Agência Nacional de Telecomunicações), or Anatel, total wireline and wireless penetration grew from 42.8 million in 1999 to 191.9 million in December 2008.

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

     According to the most recent data provided by IDC, the total number of outsourced workstations in Brazil grew from 101,124 workstations in 2006, to roughly 127,670 in 2007 and by preliminary results, 145,826 in 2008, which represents growth of approximately 26.3% in 2007 and 14.2% in 2008. It is our belief that this increase in outsourced contact center workstations is an indication of substantial growth opportunities for outsourcers of contact center services in the next few years.

     In our quest for improving the services we provide to our customers, we launched, on November 12, 2007, a project to voluntarily join the Seal of Ethics of PROBARE - Brazilian Program for Self-Regulation of Client Relations Market. PROBARE is an initiative of three entities active in the client, consumers and companies relations market in Brazil: Brazilian Association of Direct Marketing (ABEMD - Associação Brasileira de Marketing Direto), Brazilian Association of Client Relations (ABRAREC - Associação Brasileira das Relações Empresa Cliente) and Brazilian Association of TeleServices (ABT - Associação Brasileira de Telesserviços). These entities identified the need for definition of standards of self-regulation in the client, consumers and companies relations sector, in order to improve services provided to consumers and customers contractors.

     In order to achieve this prestigious emblem of excellence in service, our Company underwent a rigorous auditing program according to which it had to meet strict requirements. Our Antártica (São Paulo) and Comércio (Salvador) sites have been officially certified and we are working to fulfill the same requirements in other operational sites.

Regulatory Developments regarding the Telemarketing Services

     On July 31st, 2008, the Brazilian Federal Government enacted Decree No. 6,523/2008 (Decreto nº 6.523/2008), which became effective on December 1st, 2008 and is imposed upon services providers regulated by Federal agencies (i.e. telephone, electric energy, cable television, credit card, and airline companies). The new set of rules, which is also referred to as the “Call Centers Law” (Lei dos Call Centers), mandates that the Customer Assistance Service (SAC - Serviço de Atendimento ao Consumidor) of such services providers shall comply with the following: (i) all telephone calls must be free of charges and may not result in any financial burden to consumers; (ii) consumers must have the option in the first menu – and in all subsequent menus – to contact directly an operator; (iii) telephone calls will not be finalized until the request is completed; (iv) access to an operator shall not be conditioned to providing any consumer’s data; (v) consumers must have access to an operator within a time limit ranging from forty five (45) seconds to ninety (90) seconds, depending on the business of the service provider, as mandated by Ordinance No. 2,014/2008 from the Ministry of Justice (Portaria nº 2.014/2008); (vi) misdirected telephone calls must be reassigned to the proper operator within sixty (60) seconds; (vii) unless authorized by consumers, no marketing nor merchandise may be broadcasted; (viii) all claims, requests, demands and complains must receive a protocol number to permit the consumers to track their information; and (ix) all telephone calls must be recorded and kept in file for a period of ninety (90) days and must be provided to consumer upon request within ten (10) days, pursuant Ordinance No. 49/2009 of the Secretariat of Economic Law of the Ministry of Justice (Portaria nº 49/2009).

     A series of bills have been presented to the House of Representative and the Senate and to local legislative branches of certain states and municipalities proposing to regulate several aspects of the outbound telemarketing services we provide, such as: (i) the days and hours in which outbound calls are allowed; and (ii) the creation of a national "do not call list." Following several discussions and public hearings, the Commission of Science, Technology, Innovation, Communication and Information Technology of the Brazilian Senate (Comissão de Ciência, Tecnologia, Inovação, Comunicação e Informática) approved an amendment to Bill No. 243/04, which sets forth the creation of the "do not call list", limiting the outbound telemarketing services to the hours between 9:00 am to 9:00 pm on business days and between 10:00 am to 4:00 pm on Saturdays, as well as prohibiting outbound telemarketing services on Sundays and holidays. Such amendment to Bill No. 243/04 – which transit along with Bills Nos. 123/2007 and 252/2008 of similar content – still needs to be approved by the majority of the members of the House of Representative and Senate. The proposal is currently being discussed by the Commission for Constitution, Justice and Citizenship (Comissão de Constituição, Justiça e Cidadania), which is expected to issue a conclusive decision and submit the bill to the Plenary of the Senate and to the President of Brazil for final examination and approval. If approved, such amended bill will enter into effect after a grace period of one year. Additionally, in 2008 other three Bills of Law were presented to House of Representatives, namely Bills Nos. 3,996/2008, 4,414/2008 and 4,517/2008 that also proposes the creation of a “do not call list” with minor differences among them.

     In 2008 the State of São Paulo enacted a new law - State Law No. 13,226 of October 7, 2008 (Lei Estadual No. 13.226/2008) - which created the so-called Register for Telemarketing Phone Calls Blocking (Cadastro para o Bloqueio do Recebimento de Ligações de Telemarketing). Under this law, telemarketing companies are prevented from contacting costumers in the State of São Paulo that were previously registered in the public database. This law restricts our ability to make outbound calls in São Paulo, which adversely impacts our current revenue and growth opportunities.

Our Strategy

     Contax’s business model is built on the expertise acquired through highly complex operations and high volume of transactions, allowing the Company to render services on a consultative approach to the needs of each customer.

     The capacity to adapt the needs of each customer and offer products that solve problems is the operational model of Contax, deeming essential the pro-active, ongoing and close contact with its end customers to be vital for the success of the business. The Company aims to insert itself as an essential link in the delivery pipeline of its contracting customers, and become an important lever for adding value. The more it participates in and understands its customers’ business, the more Contax can enhance the quality of the services it offers.

     Our business strategy is called: “WE MAKE CUSTOMERS FOR LIFE”. Besides being a basic instrument to win new customers, this business model helps the Company to establish lasting relations with its customers by delivering constant and sustainable results. This confidence generates an ideal environment for the introduction of new services for existing contracts. In 2008, the growth in operations of existing customers accounted for 78% of the growth of net revenues. This significant figure reiterates the efficiency of the business model and the credibility won by the Company in its eight years of existence.

     In 2005, we defined a business strategy named “Leadership in Execution” that established two basic pillars for the Company. The first is the improvement and differentiation of its four main products: Customer Care, Telemarketing, Retention and Debt Collection. The other pillar strives for excellence in the support areas and the operational model.

     An important step was taken in the end of 2008 in the diversification of the products offered by the Company. Through the creation of a new subsidiary, we stepped beyond contact center core products and diversified into business processing outsourcing of technological services. The experienced acquired in-house by the IT department in providing contact center solutions was incorporated into a new business to target in-house contact centers. It was decided that the best way to address the offering of services in IT solutions would be to create a new company, so that this new niche could be properly addressed and target by the corporation. This way, the launch of Todo is not just the outsourced IT department that belonged to TNL Contax, but its a new specialized administrative structure that will improve the services offered to TNL Contax, but also, in the near future, branch out and develop new IT solutions for other customers as well.

     With this in mind, our approach to refining our principal product offerings focused on:

     Customer care: We feel that one of the reasons many clients are resistant to outsourcing their customer service function is fear of lowering quality and thus jeopardizing the relationships they have with their customers. Being able to assure quality and personalized service in keeping with our clients' expectations will permit us to win more clients. We expect that by enhancing the customer service model currently in use in the market, implementing actions that make each contact more profitable, raising quality in a consistent way and increasing contact efficiency, we will be able to deliver the high standards expected by the market.

     Debt collection: We see potential for development in the debt collection market. Each industry segment and each client has different requests concerning the way a collection should be processed. We believe the successful model used with some of our clients can be successfully implemented in other operations, depending on the needs of other clients. Through developing pilot tests to try new methods of debt collection, integrating management information systems with customers' needs, providing debt collection operators with proper training, as well as implementing customized forms of variable earnings, we believe that we will be able to continue to grow our customer base.

     Telemarketing: The quality of our services in telemarketing has been improving each year. The model we developed with our oldest client, Telemar, has brought positive results for both of us. We believe that by customizing this model to specific clients' needs, we believe that we will be able to fulfill our other clients' requirements.

     Retention: The customers retention services seeks both to persuade the end consumer not to cancel a service and to observe consumer behavior, adopting preventive measures to avoid cancellation requests, mapping and developing new retention offers.

     The development of our support areas and operational model included the following principal elements:

     Human resources: We believe our employees are the key to our success. We focus on attracting and retaining new employees, monitoring their performance and using diverse training methods to meet each client's needs. By developing a structured career plan and providing various performance initiatives, we are able to achieve employee excellence and instill Contax values in our workforce.

     Operational model: By providing our clients with services during the entire customer lifecycle and developing a successful value proposal in Contax's main product classes, we believe we can continue to enhance our operational model.

     IT systems: We believe that infrastructure and technology are important elements in providing superior services and attracting new clients. We seek to sustain a competitive advantage and to distinguish our services by maintaining advanced IT systems and by retaining strong partnerships with leading technology providers. With this objective, Todo was created to become a supplier of technological services designed according to the specific needs of contact centers. Todo’s first customer, when it begun its operations in April 2009, was Contax which outsourced its entire IT area to Todo.

     Commercial model: We have recently added specialized members to our sales force and created a product management marketing function in order to expand our range of clients and services. We are developing new product offerings that focus on specific segments of our clients' businesses and are continually identifying clients that are not currently "key accounts" to whom we seek to provide a broader range of call center services.

     Since 2006, within the "WE MAKE CUSTOMERS FOR LIFE" business strategy, the Company has created Operations Offices, which specialize in customer care, debt collection and telemarketing, as well as creating a Department of Products, which implements a set of product offers in our main product lines.

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

     We believe offshore outsourcing, where the contact center provider is not located in the same country as its customers, is neither a threat nor a significant opportunity for us at this time. Because Brazil is a low-cost country and the national language is Portuguese, it is unlikely that contact center service providers in other countries, usually referred to as "offshore" facilities, could provide Portuguese-speaking customer service at a lower cost than providers in Brazil. Although Brazil has competitive labor costs when compared to those of other countries and a large qualified workforce, we do not believe that significant opportunities exist to provide services for other countries at this time. We monitor these opportunities on a regular basis.

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

     Since 2005 we have been the leading contact center service provider in terms of revenues (based on information in the most recent financial statements published by Brazilian contact center companies). Our major competitors in Brazil are:

  Atento. Atento is a part of the Spanish group Telefonica, which in Brazil controls a large fixed-line operator (Telesp), an Internet provider (Terra) and, together with Portugal Telecom, Brazil's leading mobile operator (Vivo). Atento has operated in the Brazilian market since 1999. After acquiring several companies in the sector, they became one of the largest contact center services providers in Brazil. Two of Atento's major clients are Telefonica and Unibanco.

  Tivit. Controlled by the Votorantim Group (one of the largest private economic conglomerates in Brazil). Following the acquisitions of Softway and Telefutura in 2007, Tivit has become one of the five largest contact center providers in Brazil. Two of Tivit's major clients are Santander and Telefonica.

  Dedic. Dedic is controlled by Portugal Telecom, which controls, jointly with Telefonica, Brazil's largest mobile operator Vivo. Dedic renders services, directly or indirectly, primarily to Portugal Telecom's subsidiaries in Brazil. Two of Dedic´s major clients are Vivo and Itaú Bank.

  CSU. Controlled by Gstaad Investment Holding Company and River Charles, CSU was created in 1992 and is a conglomerate comprised of four units: (i) CSU CardSystem, which is, currently, the largest Brazilian independent automated billing processing Company; (ii) CSU TeleSystem; (iii) CSU Credit&Risk and (iv) CSU MarketSystem. CSU is present in São Paulo, Rio de Janeiro, Pernambuco and Paraná and two of its major clients are Globo Cabo (NET) and Banco do Brasil.

  Teleperformance. Teleperformance is a French company that operates in approximately 45 countries. In 2004, Teleperformance increased its Brazilian operations by merging with Companhia Brasileira de Contact Center, after which Teleperformance became one of the largest contact center service providers in Brazil. Two of Teleperformance's major clients are UOL (one of the largest Brazilian Internet providers) and Sky/Direct (a Pay-TV provider).

Our Business

     We offer a variety of integrated customer-interactive products and services covering all stages of the customer lifecycle through multiple communications channels. Each of our main service offerings (customer care, telemarketing, technical support, retention, and debt collection, as described below) showcases our ability to add value to our clients' Customer Relationship Management (CRM) strategies, while anticipating their needs. We believe we operate in a flexible environment that can accommodate dynamic shifts in volume, workload and staffing requirements. We seek to build upon and strengthen our end-customer relationships on behalf of our clients. Our operators are thoroughly trained in the applicable products and services they are supporting and, as a result, they can act as a seamless extension of our clients' efforts to acquire and service their end-customers.

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

• Technical Support. We provide comprehensive technical product support for our clients' customers. For example, we handle troubleshooting calls of consumer products, respond to software and hardware problems, provide support for ISPs' dial-up and broadband customers, and manage corporate IT help desks. For such services, we employ qualified personnel with specialized technical training in dedicated teams.

• Retention. We provide our clients with customer retention services, whether by persuading their end-customers not to cancel a service or by observing customer behavior and taking preventive measures to avoid cancellation requests. We collaborate with our clients by mapping final customers' opinions, in order to ensure the adoption of adequate strategies for reversing intentions to cancel services.

• Debt Collection. We design debt collection strategies together with our clients to maximize results, while emphasizing customer retention. We participate from the early stages of developing our clients' collection strategy to the actual execution of the strategy, using database filters (systems that prioritize contacts and determine the type of service each customer will receive), predictive dialers and other automatic contact tools, such as voice mail and text messages typically sent to wireless handheld devices, in order to maximize the likelihood of customer contact and behavior models that enable us to categorize customers' risk and identify the most efficient techniques of interacting with customers. In order to enhance our performance, we launch pilot programs to test the statistical efficiency of specific tools and strategies.

The percentages of revenues, derived from each of the services listed above, were as follows:

	Year ended December 31,

Services	2008	2007	2006

Customer Care	54.0%	53.0%	54.0%
Telemarketing	15.7%	13.7%	12.3%
Technical Support	1.9%	2.5%	2.3%
Retention	5.0%	5.0%	3.9%
Debt Collection	15.0%	17.1%	15.3%
Other	8.4%	8.7%	12.3%

Total	100.0%	100.0%	100.0%

     We also offer other services such as dispatch, back-office support, and surveys, among others. Furthermore, we continuously work with our clients to develop new products.

     With the objective of exploring new business opportunities and developing new products, we initiated Todo’s operation, which will act as a provider of technology services, with an initial focus on the contact center segment. Through Todo, the Company intends to supplement its present range of services and take advantage of its expertise and market relationship in order to operate in the broader universe of Business Process Outsourcing (BPO).

     Todo was created from Contax’s own IT area, which we believe will facilitate its emergence as a significant player in this market segment. Over time Todo intends to expand its operations mainly to offer services to companies that have their own contact centers, providing technological solutions for this market, which shows a growing demand for specialist service providers.

     On a monthly basis, we handle approximately 175 million customer contacts over the telephone at our 25 contact center sites. Our technology infrastructure provides for the effective distribution of calls to one or more of our sites.

Markets and Clients

     We provide contact center services primarily across the following sectors:

• Telecommunications. We provide a full range of contact center services to Telemar, our largest client. Telemar's operations include fixed line terminals, long-distance services, mobile services, as well as broadband and corporate voice and data services. In addition to traditional customer care services, we deliver extensive client retention and debt collection services for Telemar's retail and corporate customers. Due to our strong relationship with Telemar and because other telecom groups control their own contact center companies, we have not actively pursued other opportunities in this sector.

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

• Internet. We have developed specific end-to-end services for Internet service providers, or ISPs, by servicing iG, Brazil's largest ISP, and, more recently, Telemar's new ISP subsidiary. We are particularly interested in providing customer acquisition, retention and technical support services to the growing number of broadband Internet access providers.

     Other key sectors include pay TV, travel and transportation, among other service providers. We conduct all of our business in Brazil and all of it in Portuguese.

     The percentages of revenues, with respect to each sector listed above, were as follows:

	Year ended December 31,

Sector	2008	2007	2006

Telecommunications	51.2%	50.8%	57.6%
Financial Services	33.7%	33.5%	31.5%
Utilities	1.5%	2.0%	1.9%
Internet	0.2%	1.3%	1.2%
Other	13.4%	12.4%	7.9%

Total	100.0%	100.0%	100.0%

Client Contracts

     Most of our relevant contact center services agreements range from one to six year terms and allow clients to terminate services after an initial lock-in period, which varies from 6 to 60 months. Most of these contracts establish penalties calculated as a percentage of the estimated value due for the remaining term of the agreement. We have historically established long-term relationships with our clients based on the continuous renewal of our contracts and expansion of the services we provide.

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

     Nearly all of our contracts include Service Level Agreements (SLAs) that define performance requirements and minimum quality thresholds. Service Level Agreements are agreements between service providers and their customers that define, among other things, the services provided, the metrics associated with these services, acceptable and unacceptable service levels (e.g., speed of answer goals), liabilities on the part of the service provider and the customer in the case of non-performance, and actions to be taken in specific performance. The most common Service Level Agreement provision on inbound services is related to the time a customer should wait to be serviced. This is typically measured as the minimum percentage of phone calls that should be answered in a maximum time frame (e.g., an "80/20" Service Level Agreement provision requires that at least 80.0% of the calls will be answered in no longer than 20 seconds). With the increased complexity of outsourced services, more Service Level Agreement provisions are required by clients, such as service interruption, adherence to defined scripts, and even operator turnover. If we do not meet a Service Level Agreement provision, we may be liable for penalties or a price reduction of our services.

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

     Our main clients are Telemar and Orbitall. For the years of 2008 and 2007, the contract with Telemar represented 51.1% and 50.7% of our total revenues, respectively. The revenue derived from Orbitall's operation represented 13.9% of our total revenues for 2008 and 15.0% of our total revenues for 2007.

Result Variance and Seasonality

     We experience variations in our results of operations primarily due to the timing of our clients' Customer Relationship Management initiatives, such as customer acquisition and sales campaigns. For example, we experience higher activity in December, which is typically a month of higher volume of promotional activities and sales for our clients, while the beginning quarter of the year tends to be slower in volume of business due to it being a period of holidays and less working days.

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

     Another relevant factor that may impact our results is the practice of annual rate adjustments, usually related to past inflation. This practice is very common in Brazil and some of our contracts allow for rate adjustments on an annual basis while some of our costs (e.g., telecommunications, leased facilities) have periodic rate adjustments according to past inflation. If any significant client contract has its rate adjusted, our monthly results may be positively impacted in relation to the previous month. We are currently in negotiations with the labor union and any increase in our employees' wages or benefits that may result from the conclusion of these negotiations may have an impact on our business until the contractual rate adjustments with our clients become effective. Our annual labor union negotiation typically results in compensation increases, which could take the form of a percentage salary increase and/or one-time payment. In the event of the latter, our cash flow in a given period would be more acutely affected.

Human Resource Management

     We believe human resources are the key to the success of our business. In December 31, 2008, our headcount totaled 74,499 employees. Accordingly, we continuously refine our approach to hiring, training and managing qualified personnel at all levels of our organization, which we believe to be one of our core strengths. We offer classroom, online and on-the-job training programs for our employees, ranging from training regarding information about our clients and the products and services they offer to techniques of telephone-based sales and customer service. Once hired, each new operator receives on-site training, the duration of which depends upon the complexity of the services to be provided.

     In order to guarantee productivity and quality of our employee's performance, we have developed specific training programs related to customer care, telemarketing and debt collection techniques. For activities with performance-based compensation services, we have specific training programs to guarantee constant results.

     We also focus on employee retention. This effort is important since initial training, particularly for inexperienced and young recruits, is costly and time consuming. Moreover, better-qualified and more experienced operators generally achieve higher productivity levels and greater revenue per workstation.

     We have an aggressive internal employee promotion program. Our systems and tools allow us to track each operator's performance using predefined indicators, such as punctuality, absence and productivity. These systems allow us to reward our best employees, and provide specific training for underachievers, resulting in greater productivity and reducing total human resources costs. We have variable compensation programs for activities that are linked to the achievement of performance-based goals.

Facilities

     Our principal executive office, known as Passeio, is located in Rio de Janeiro, Brazil. This facility currently serves as the headquarters for senior management and the financial, information technology, human resources and administrative departments. Passeio also houses contact center operations, with 2,443 workstations, and it is currently our largest facility with 24,044 square meters. In December 31, 2008, the Company had in operation a total of 25 contact centers in seven different states.

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

The following table sets forth additional information concerning our facilities at December 31, 2008:

Sites	State	# Work Stations	# Employees	Sq. Meters	Expiration

Passeio¹	RJ	2,443	6,369	24,044	Nov. 10, 2010
Makenzie	RJ	2,497	4,524	10,077	Dec. 30, 2009
Mauá	RJ	1,851	4,877	9,702	Feb. 28, 2013
Niterói	RJ	1,753	4,980	13,624	Dec. 30, 2009
Riachuelo	RJ	Support Area	1,264	2,335	Jan. 14, 2013
São Cristóvão²	RJ	492	13	5,600	Not Applicable
Alameda Santos	SP	Support Area	175	1,110	Mar. 25, 2012
Alegria	SP	607	2,077	19,000	Nov. 20, 2017
Antártica	SP	2,926	5,660	21,621	June 13, 2009
Augusta	SP	Support Area	67	3,497	May 31, 2011
Inhaúma³	SP	651	5	3,350	June 30, 2011
Lapa	SP	1,670	4,616	17,375	Aug. 1, 2011
Oliveira Coutinho[4]	SP	718	8	3,419	Sept. 30, 2013
Paulista/ Conj. Nacional	SP	2,690	5,373	14,711	Dec. 31, 2011
Rubens Meireles	SP	Support Area	203	2,752	July 2, 2011
Contorno	MG	2,368	6,044	7,290	July 30, 2010
Nova Lima	MG	624	1,297	370	Oct. 31, 2011
Prado	MG	1,656	4,330	11,998	Dec. 31, 2014
C. da Pólvora	BA	1,575	4,033	7,757	Dec. 30, 2009
Comércio	BA	1,566	3,760	11,000	April 1, 2009
Fortaleza	CE	3,137	7,460	15,246	Dec. 30, 2009
Aurora	PE	515	1,141	8,584	Oct. 10, 2012
Conquista	PE	780	2,074	9,256	Jun. 24, 2011
Príncipe	PE	1,022	2,116	3,805	Dec. 30, 2009
Porto Alegre	RS	612	2,033	1,769	Undefined Term

Total		32,153	74,499	229,292

____________

1	Includes both contact center operations and our headquarters.
2	We acquired this real property on December 20, 2007. We own the title deed, but it has not yet been registered at the Notary Public. The price of the building and land acquired by Contax on December 2007 was R$3,459 thousand. This site was launched to house operations for financial clients, where we manage the technological park and infrastructure of the clients´contact center, while the client is in charge of personnel.
3	This site was also launched to house operations for a financial institution, where we manage the technological park and infrastructure of the client's contact center, while the client is in charge of personnel.
4	Since March 3, 2007, we have been rendering our services to a financial institution from this site, on which such financial institution is the lessor and is in charge of personnel in this site.

Information Technology

     Our growth and business success, among other factors, depends on highly effective technology and therefore, during 2008, Contax’s new Technologies Department, improved its competencies and models in order to oversee the usage of new technology in the Company, especially focusing on:

• Research of new technologies and benchmarks to allow permanent business growth;

• Identification of promising partners or technologies adhering to our strategy; and

• Evaluation of infrastructure alternative solutions and products, in order to reduce operational costs and enhance business effectiveness.

     Significant investments in telecommunications and IT infrastructure have continuously been made with the purpose of meeting our and our clients' requirements. We believe that its vital that we continue to invest in the development of new and innovative systems on a timely basis in order to maintain our competitiveness.

     We use industry-standard software and hardware from IBM, Lenovo, Microsoft, Oracle and Cisco, EMC, Avaya, Nortel, SAP, Novell, Genesys, Dell, Altitude, Intervoice, Nice, CA, Symantec and others for operations and administrative functions, in addition to our own internally developed software and applications. For the purposes of interacting with our clients' databases, we have implemented highly customized services. In some services, we also utilize systems and software developed by our clients.

     We have developed the internal capability to design software services applicable to our business requirements. Our in-house software development team is comprised of approximately forty systems programmers and analysts. We have successfully developed in-house systems that have resulted in a competitive advantage by allowing us to tailor our services as well as control and reduce our operational costs, particularly those related to employee productivity. See "– Our Strategy."

     We utilize sophisticated technology for our business, from our telephony platforms (Avaya and Nortel) to our workstations, computer equipment (Dell, IBM, Lenovo and others) and professional recorders, as well as productivity tools, such as predictive dialers, Interactive Voice Response Units, automated call distributors and workforce management software. Our customer service professionals have the tools to initiate and efficiently handle millions of service interactions on a daily basis. Our telephony infrastructure, partnered with Telemar's as well as other carriers' data and telephony networks, provide several options when routing voice and data contacts throughout our different sites. These platforms support such features as voice over IP, or VoIP, best services routing, skills-based routing and schedule adherence.

     During 2008 we have reviewed our major current IT procedures based on ITIL methodology, in order to optimize such processes and enhance value.

     During the most recent fiscal year some new technologies were implemented:

• Exclusive new VoIP platform – In 2008, Contax began using data network for voice communication by implementing a new platform based in VoIP in order to increase scale in Data Center construction, in addition to consolidating data and voice elements, bringing more functionalities to our business.

• High Speed Networking Creation – Contax has its own service and data networks which provides voice routing, communication between systems, video conference and other services, providing a new business model that supports those applications that demand intensive bandwidth capacity.

• "Server Virtualization" – Contax invested in modern server machines called "virtual servers" which are able to host several systems that were previously run in different exclusive dedicated servers. This technology alow us to reduce space and energy consumption.

• Information Security – The Company chose Symantec as the provider of antivirus and antispam solutions, in an outsourcing designed to guarantee security to Contax and its customers. Symantec was chosen as the outsourced company after it was recommended by specialized consulting companies.

Capital Expenditures

The following table sets forth our capital expenditures for the periods indicated below:

	Year ended December 31,

	2008	2007	2006

	(in thousands of reais)
Telecommunications and IT systems	110,540	76,665	64,035
Leasehold improvements	31,328	33,287	36,549
Furniture and fixtures	16,537	12,249	5,510
Other	9,525	11,217	2,764

Total capital expenditures	167,930	133,418	108,858

     Our capital expenditure is primarily linked to our rate of growth, with a small portion (approximately 20.0%) being applied towards general upgrades and quality improvements of our existing systems.

Sales and Marketing

     Our commercial efforts are focused on the largest Brazilian economic conglomerates, which we believe have the potential need for a significant number of outsourced services. As a result of this strategy, we channel virtually all of our sales efforts through our direct corporate sales force, consisting of six key account managers, led by six commercial managers and supported by a team of thirty people who are responsible for supporting the key account managers in designing commercial proposals.

     According to our "Leadership in Execution" strategy, in 2005, we structured the Products Solutions Development team in order to enable us to deliver customized products to our clients. Based on our understanding of our customers' needs and specific requirements, this team generates customized solutions using in-house knowledge and experience. Furthermore, this division is responsible for managing the entire service delivery process, interfacing with various other areas of Contax.

     Moreover, we also organize sales, products and marketing teams with two main guidelines: (1) structuring and developing Contax's service offerings, focused on three lines of services: Customer Service, Sales and Debt Collection; and (2) assisting our operational divisions in implementing best practices.

     In 2006, we adopted a strategy known as "WE MAKE CUSTOMERS FOR LIFE", which illustrates our commitment to, and alignment with, our clients' long-term satisfaction. This new vision stimulates us to organize and present ourselves as a strategic partner, focused on the final customer of our clients, thus creating an interdependent relationship with our direct clients. We intend to be a relationship company rather than a simple service company.

Insurance

     Our assets and liabilities of material value and high risk are currently covered by insurance policies maintained by Contax Holding and TNL Contax, which guarantee coverage for material damage and loss of revenue arising from such damage. While Contax Holding’s insurance policy is valid until January, 2010, TNL Contax’s own insurance policies are valid until May 2010 and are contracted in the amounts listed below, which it believes will be adequate for the nature and risks of its activities and sufficient to ensure the protection of its net worth and operational continuity. All policies are renewable upon expiration.

Our insurance policies comprise the following coverage, measured by the risks and nature of our assets:

Coverage Type	Amount Covered in 2009	Amount Covered in 2008

Property damage	R$81,427 thousand	R$61,400 thousand
Business interruption	R$43,283 thousand	R$42,654 thousand
General liability	R$10,000 thousand	R$10,000 thousand
Directors and Officers' liability	U.S.$100,000 thousand	U.S.$100,000 thousand

Intellectual Property

     On December 30, 2008, Tele Norte Leste Participações S.A. transferred to us at no cost eighteen (18) trademark applications/registrations containing the word "Contax" filed before the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial). The record of this assignment and the respective publication by the Brazilian PTO are still pending. The portfolio includes twelve (12) trademark registrations and six (6) pending applications.

      On November 18, 2008, Todo filed two (2) trademark applications with the Brazilian PTO. On March 20, 2009, Todo filed eight (8) trademark applications, which has not yet been published for the knowledge of third parties. All Todo's applications are pending and no oppositions have been filed against them.

      There are currently seven domain names registered with the "Contax" name at the Center of Information and Coordination of Dot BR- NIC.BR (Núcleo de Informação e Coordenação do Ponto BR - NIC.br), the Brazilian institution responsible for registering domain names. There are four domains registered under the name of Contax Holding (Contax Participações S.A.), among them (www.contax-net.com.br and www.contaxt.com.br), one (www.contax.com.br) registered under the name of TNL Contax, and two (www.contax.net.br and www.contaxt.net.br) registered under the name of TNL. The domain names registered by TNL will be assigned to us at no cost, upon authorization of NIC.BR.

      There is currently one domain name registered in name of Todo, namely, www.todobpo.com.br, at the Center of Information and Coordination of Dot BR - NIC.BR (Núcleo de Informação e Coordenação do Ponto BR - NIC.br), the Brazilian institution responsible for registering domain names.

Item 4A. Unresolved Staff Comments

     Not applicable.

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis of our results of operations, financial condition and liquidity should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report.

Executive Overview

     We provide contact center services, such as customer care, telemarketing, technical support, customer retention and debt collection. Continuing a leadership plan initiated in 2005, our net revenues of R$ 1,774,728 thousand in 2008 makes us the largest contact center provider of Brazil in terms of revenues and represented an increase of 29.9% as compared to 2007, based on information provided by IDC and available in the most recent financial statements published by Brazilian contact center companies.

     Our services vary based on the nature of the contact interaction (i.e., whether the contact is inbound or outbound), and are generally rendered from our 32,153 workstations (in 2008) through various communication channels, such as by telephone, web, mail, e-mail and fax. Our revenues are calculated based on a number of indicators, including the number of workstations, speaking time and performance targets, which vary in accordance with the type of service and contractual arrangements we have with our clients.

Our results are significantly impacted by the following factors, among others:

• the acquisition or loss of a major client;

• fluctuations in demand for our services;

• our ability to pass through to our clients increases in costs;

• our ability to efficiently manage our workforce productivity; and

• success or failure with respect to our performance-based services.

Acquisition or Loss of a Major Client

     The acquisition or loss of a major client may have a significant effect on our results. Beginning operations under a new contract may adversely impact our results, since we have start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation. The termination of our existing contracts may also adversely affect our results, as we would incur costs to terminate employees and reallocate assets, as well as suffer lower utilization rates of our facilities.

Fluctuations in Demand for Our Services

     The increase and decrease of services required by our major clients has a significant impact on our results, particularly as such fluctuations affect capacity utilization rates. The growth of our clients' customer bases can increase the overall need for contact center services, such as customer service, telemarketing, collection and retention. If our clients' customer base erode or other events occur, such as increased automated customer service, a decrease in call volume and/or speaking time and, consequently, a decrease in our revenues could result.

Our Ability to Pass Through to Our Clients Increases in Total Costs

     Our ability to obtain rate adjustments to compensate for increased costs is a significant factor in our results. Our business is very labor intensive and personnel costs are among the key factors impacting our costs. These costs include wages, costs of employee benefits and payroll taxes. For 2008, personnel costs accounted for 74.5% of our total costs, while the remaining 25.5% represented costs associated with third-party services, depreciation and our facilities.

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

     Inbound services based on speaking time represented approximately 30.0% of our net revenues in 2008. Efficient traffic planning is key to the profitability of our services, by bringing the number of operators as close as possible to the levels required to deal with incoming call volume. An excess number of operators, based on an overestimated forecast, may cause us to lose profitability due to idle capacity. In contrast, if there are more incoming calls than originally forecasted, we may not have enough operators to deal with the additional call volume and we may be subject to Service Level Agreements' penalties.

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

Success or Failure with Respect to Our Performance-Based Services

     Approximately 31.0% of our net revenues in 2008 were derived from operations with performance-based revenues, which involve telemarketing and debt collection services. Performance targets include successful sales and collection percentages on bad debt, among other performance indicators. For example, if we are able to collect more money in a given month, our revenue for such debt collection services rendered can be significantly higher and thus more profitable. Our success or failure on such performance-based services can significantly impact our results in any given period.

Key Events in 2008

Volume of Operations:

     During the past fiscal year, we experienced an expansion in our volume of operations. In addition to contracts with new clients, our growth resulted from the expansion of services provided to our existing clients (especially in the telecom and financial sector). This growth in new services required an increase of 14.7% in workstations, from 28,043 workstations in December 2007 to 32,153 workstations in December 2008. Our headcount also increased 21.3%, from 61,397 employees in December 2007 to 74,499 employees in December 2008.

     The increase in size and also the ability to readjust contracts with clients to reflect cost increase translated into a net revenue increase of 29.9%, so that in 2008 net revenue came to a total of R$1,774.7 million as compared to R$1,365.8 million in 2007 (an increase of R$408.9 million).

     In 2008, Contax's growth resulted mainly from the increase of revenues derived from our existing clients, which represented 77.5% of the total net revenue increase. From the product point of view, customer care continued to account for the biggest portion of net revenue, representing 54.0% of the total. Telemarketing and debt collection accounted for 15.7% and 15.0%, respectively.

Share Buyback Program:

     On September 2008, the Company approved a fourth buyback program of approximately R$40 million. By the end of the month, the program was completed and 52,337 common and 861,664 preferred shares were repurchased. All of these shares were canceled in January 2009, resulting in a Company's stock capital of 14,942,685 shares, comprised of 5,772,435 common and 9,170,250 preferred.

     Altogether, the Company invested R$201 million in all of its buyback programs, of which R$41 million was invested in 2006, R$120 million in 2007 and R$40 million in 2008.

BNDES Loan Agreement:

     In 2007, we entered into a loan agreement with BNDES for the total amount of approximately R$216.7 million with the purpose of financing the expansion of our installed capacity, upgrading current facilities, training programs, improving service quality and productivity and investments in marketing activities, within the PROSOFT- Corporate (Software Industry and Correlated Services Development Program). In October 2007, the first tranche of the BNDES loan was provided in the amount of R$100 million.

     In 2008, four additional tranches were received on January 28, January 30, June 12 and November 18, in the amounts of R$40 million, R$10 million, R$61.8 million and R$4.9 million, respectively. The Company has already received from BNDES the total amount of R$216.7 million.

     Repayment will occur within a six-year settlement term, including a two year grace period, with an annual cost of TJLP (the Brazilian long-term interest rate) plus 2.0% .

Telemar Participações S.A. restructuring process concluded on April 2008

     On April 25, 2008, negotiations relating to the restructuring of the ownership structure of Telemar Participações were concluded. One of the results was the approval of the partial spin-off of Telemar Participações, with the transfer of its shareholders' equity related to the shares issued by Contax to a new company created especially for this purpose denominated CTX Participações S.A. See "Item 4. Information on the Company ".

Creation of a new subsidiary – Todo

     On October 2008, the Company invested in its new subsidiary Todo. The launch of operations in the Business Process Outsourcing (BPO) segment through a new subsidiary is aimed at expanding our service portfolio and entering new markets, without losing focus on our main business, the contact center (voice process outsourcing) industry operated through TNL Contax S.A.

     TNL Contax owns 80.0% of the voting and total capital of Todo, with the remaining shares held indirectly by executive officers of Todo. Shareholders’ agreement and other documents were signed between the parties regulating matters such as a non-compete agreement between Todo and TNL Contax and restrictions on the remaining shareholders regarding the sale of shares. Todo is managed independently from TNL Contax, with different executive directors and with headquarters located in São Paulo. Todo did not have any significant activities during 2008, and began operations in April 2009.

Critical Accounting Policies and Estimates

     In preparing our financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. "Critical accounting policies" are those that are important to the portrayal of our financial condition and results and require management's most difficult, subjective or complex judgments, estimates and assumptions.

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

  revenue recognition;
  depreciation of property and equipment;
  payroll and related accruals;
  contingencies; and
  deferred and recoverable income tax and social contribution.

Revenue Recognition

     We recognize revenues on an accrual basis at the time services are rendered, except with respect to some of our performance-based services, which we recognize upon their measurement and acceptance by our client. Most service contract revenues are calculated based on indicators such as quantity of workstations, speaking time and on performance targets. Revenues are calculated based on information available in our IT systems that relate to the volume of data services rendered to each client. Revenues related to our performance-based services are calculated based on data available in our and our clients' IT systems. In addition, we usually allocate operation managers to review, reconcile and discuss such indicators with clients. Some revenue adjustments are recorded after discussions with such clients.

Depreciation of Property and Equipment

     We depreciate property and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. In 2007, the useful lives of IT equipment and Furniture and fixtures were reviewed due to the reduction of the estimated economic useful life of assets acquired before December 31, 2006. The evaluation and determination of the new economic useful life of these assets was performed in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules. Given the complex nature of our telecommunications and IT systems, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and practices in our business sector, which could cause early obsolescence of such systems.

Payroll and Related Accruals

     Payroll and related accruals are the most significant costs of our operations, and are calculated and recorded on an accrual basis by our payroll system. Payroll and related accruals include wages and salaries, paid vacation, Christmas bonus (décimo terceiro salário or thirteenth salary), social security charges, executive profit sharing plan and employees' payroll tax withholdings, most of which are defined by Brazilian labor law.

     For paid vacation provision, each employee is entitled to a 30-day calendar paid annual vacation, corresponding to 133.3% of a monthly salary. We record a monthly provision for paid vacations, until such benefit is paid (when employees effectively take their vacations). For the thirteenth salary payment provision, we record a monthly provision equal to 1/12 of each employee's monthly salary until such benefit is paid. Fringe benefits, such as paid transportation and meal vouchers, are recognized as expenses on a monthly basis when provided to employees.

     Management's executive profit sharing plan is performance-based on the achievement of several financial and quality targets of the Company as well as individual employees' targets, determined on an annual basis. This provision is recorded on a monthly basis and is recalculated at year-end based on our best estimate of targets attained, as set in the annual budget process, but the actual total amount is only final after being reviewed and approved by our Board of Directors.

Contingencies

     The preparation of our financial statements requires us to make estimates and assumptions regarding contingencies that affect our overall financial condition or relate to the changes in the real value of assets and liabilities at the date of the financial statements and accounting revenues and expenses during the reported period. Such contingencies include those related to the legal proceedings discussed in Note 22 to our Consolidated Financial Statements.

     Under IFRS, provisions for contingencies are recognized for the amounts of probable losses based on management's opinion of the outstanding contingent matters. We continuously evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact our estimates, which in turn could have a material impact on our results of operations and shareholders' equity. While management believes that the current provisions for contingencies are adequate, there can be no assurance that these factors will not change in the future.

     Labor Claims. Labor claim provisions in the total amount of R$51,651 thousand (U.S.$22,101 thousand), as of December 31, 2008, relate mainly to salary equalization claims (R$22,300 thousand (U.S.$9,542 thousand)), unpaid overtime salary (R$6,100 thousand (U.S.$2,610 thousand)), and the remaining (R$23,424 thousand (U.S.$10,023 thousand)) to various other factors (e.g., accidents and benefits, among others).

     Tax Claims. Our total provisions for tax contingencies amount to R$11,927 thousand (U.S.$5,104 thousand) and relate mainly to social security taxes (R$5,804 thousand (U.S.$2,484 thousand)), as of December 31, 2008 owed to the National Institute of Social Security (Instituto Nacional de Seguridade Social - INSS). Other provisions regarding tax claims are related to the mandatory contribution (R$1,934 thousand (U.S.$828 thousand)), as of December 31, 2008 to the Rio de Janeiro and São Paulo Municipalities regarding services tax, or ISS, and another provision of R$4,189 thousand (U.S.$1,792 thousand) for PIS/COFINS.

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

Deferred and Recoverable Income Tax and Social Contribution

     We record deferred tax credits arising from temporary differences and tax loss carryforwards. These projections include several assumptions related to the performance of the Company, exchange rates, service volumes, tax rates and other factors that could differ from current estimates.

     There is no time limit for the use of tax loss carryforwards according to current Brazilian tax regulations. However, accumulated tax losses may offset no more than 30.0% of the taxable profit in any year.

Results of Operations

Results of Operations for the Year ended December 31, 2008 compared with the Year ended December 31, 2007

	Year ended December 31,		Period over period change	Period over period percentage change	Results as a percentage of net sales for the year ended December 31,

	2008	2007	Favorable (unfavorable)	Favorable (unfavorable)	2008	2007

				(in thousands of reais)
Net operating
revenues of services	1,774,728	1,365,815	408,913	30%	100%	100%
rendered
Cost of services	(1,507,603)	(1,174,106)	(333,497)	28%	(85)%	(87)%

rendered
Gross profit	267,125	191,709	75,416	39%	15%	13%
Finance Income	32,547	16,647	15,900	96%	2%	1%
Selling, general and
administrative	(119,772)	(86,755)	(33,017)	38%	(7)%	(6)%
expenses
Finance costs	(32,597)	(20,193)	(12,404)	61%	(2)%	(1)%
Other operating	(18,626)	(15,579)	(3,047)	20%	(1)%	(1)%

expenses, net
Profit before tax	128,677	85,829	42,848	50%	7%	5%
Income tax and
social contribution	(45,848)	(28,087)	(17,761)	63%	(3)%	(2)%
benefit

Minority interest	3	-	3	-	0%	0%

	Year ended December 31,		Period over period change	Period over period percentage change	Results as a percentage of net sales for the year ended December 31,

	2008	2007	Favorable (unfavorable)	Favorable (unfavorable)	2008	2007

				(in thousands of reais)

Net income	82,826	57,742	25,084	43%	5%	3%

Net Operating Revenues of Services Rendered

     For the year ended December 31, 2008, net revenue increased by R$408,913 thousand compared to 2007, representing an increase of 29.9%, from R$1,365,815 thousand in 2007 to R$1,774,728 thousand in 2008. This growth was achieved through: (i) the expansion of the volume of operations with our existing clients, especially in the telephony and financial sector; (ii) the adjustment of fees in connection with existing contracts to reflect increase in costs of services rendered and (iii) new businesses in several segments, including retail, financial and services. Our ability to add-on new business to our clients' portfolios shows strong alignment with our customer relationship strategy and the perception of the quality of our services by the client.

     From the product point of view, customer care continued to account for the biggest portion of net revenue, representing 54.0% of the total. Telemarketing and debt collection accounted for 15.7% and 15.0%, respectively, which we believe have a greater growth potential. Retention and other services accounted for 5.0% and 8.4%, respectively, while technical support represented 1.9% of the net revenue.

     In 2008, Contax recorded strong growth in all of its products, with 32.4% increase in Customer Care, 48.9% in Telemarketing, 29.9% in Retention and 14.0% in Debt Collection. The performance of the Customer Care product was mainly a result of an increase in client operations in the telecom, financial and Pay-TV industries. In this service, the decree that regulates Customer Care has been in effect since December 1, 2008, contributing to increasing client demand. The growth in Telemarketing/Retention operations basically reflects the increase in active Telemarketing operations designed to attract new clients. The growth of the Debt Collection segment mainly came about through the expansion of collection portfolios in the telecom and financial industries, which boosted the volume even though there was a decline in overall defaults.

Cost of Services Rendered

     Total cost of services increased by R$333,497 thousand in 2008, representing an increase of 28.4% from R$1,174,106 thousand in 2007 to R$1,507,603 thousand in 2008. Of the total costs of services rendered in 2008, 73.6% are related to personnel expenses (73.5% in 2007), mainly with payroll, charges, benefits and training, among others. The remaining 26.4% (26.5% in 2007) are expenditures in connection with third-party services, maintenance of equipment, rental of properties and data circuits, expenditures related to facilities, general expenses and depreciation. The cost variation in 2008, when compared to 2007, occurred mainly due to the growth of services rendered upon demand by our customers, significantly impacted the costs, which in turn increased our revenues, since approximately 90.0% of the costs are variable and so directly related to the growth of business volume.

     Personnel expenses have been affected by an increase of 21.3% in headcount (from 61,397 employees in December 2007 to 74,499 employees in December 2008), and were also affected by the R$30,100 thousand for the collective bargaining agreement and adjustments to the food and health benefit agreements.

     Costs related with third-party services increased 31.2%, reflecting mainly the increase in costs from infrastructure and IT equipment maintenance caused by the expansion of the Company’s operations. It is worth noting that in 2008 Contax expanded the number of more sophisticated workstations, which require more complex technological solutions and higher maintenance costs. The main expense items were: (i) R$22.3 million in services related to the maintenance of IT equipment (hardware and software); and (ii) R$24.5 million in infrastructure and facilities-related services (electricity, security, cleaning, telecom and building maintenance). Rental and insurance costs increased 47.3%, mainly in connection with the leasing of new sites and contractual adjustments, plus the rental of third-party infrastructure to meet client demand while the increase in own operations had not been concluded.

     In 2008, depreciation increased by R$11,672 thousand, or 12.5%, chiefly due to the increase in acquisitions during the same period whose impact on depreciation was further increased by the adoption of new depreciation criteria in 2007, which led the monthly depreciation rates in the areas of information technology equipment and furniture and fixtures to be reviewed due to the reduction of the economic useful life estimate of assets. The evaluation and determination studies of the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T. - the Brazilian Association of Technical Rules - by a specialized consultant qualified for this activity, whose report was issued on May 7, 2007.

Finance Income

     Finance Income of R$32,547 thousand in 2008 grew by 95.5% as compared to 2007, corresponding to a R$15,900 thousand increase. The income return on Company’s investments increased in R$14,664 thousand due to higher average funds available mainly deriving from receipts of tranches related to BNDES financing between October 2007 and November 2008, in the amount of R$216,730 thousand, added to higher yield on financial investments.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses of R$119,772 thousand in 2008 grew by 38.1% as compared to 2007, corresponding to a R$33,017 thousand increase, essentially due to two important factors: (i) a R$13.1 million increase in personnel expenses, related to the expansion of the Company’s management team; and (ii) a R$8.0 million increase in third-party service expenses mainly related to specialized consulting expenses, as well as, a R$9.6 million increase in expenses related to marketing, sponsorship and donation.

Finance Costs

     In 2008, finance cost was R$32,597 thousand, as compared to R$20,193 thousand in 2007. The R$12,404 thousand increase was due to the increased expenses with Interest on Loans (R$16,520 thousand in 2008 versus R$2,249 thousand in 2007), stemming from the increase in the BNDES debt balance.

Other Net Operating Expenses

     Other net operating expenses increased by R$3,047 thousand, from R$15,579 thousand in 2007 to R$18,626 thousand in 2008. The increase was due primarily to an increase of labor lawsuits that in turn caused the Company to raise its provisions for contigencies in R$3,131 thousand.

Income Tax and Social Contribution Benefit

     In 2008, the Income and Social Contribution taxes (at a rate of 34.0%) were in line with the amounts determined by prevailing laws, resulting in a total amount of R$45,848 thousand being paid. When compared to last year's payment of R$28,087 thousand, the growth occurred mainly due to the increase of taxable income.

Net Income

     In 2008, Contax recorded Net Income of R$82,826 thousand, up R$25,084 thousand or 43.4% over 2007. This result is mainly explained by the operating margin gain caused by the events mentioned above, partially offset by the effect of Income and Social Contribution taxes, reflecting a higher taxable income base.

Liquidity and Capital Resources

     Cash and cash equivalents as of the end of 2008 and 2007 were equal to R$355,928 thousand and R$240,310 thousand, respectively. Following is a summary of the principal changes in cash flows during the past two years.

     Net cash flows from operating activities increased R$51,600 thousand, representing an increase of 25.4%, from R$203,176 thousand in 2007 to R$254,776 thousand in 2008. This increase can be chiefly explained by: (i) the increase of net income for the year of R$25,087 thousand, as compared to 2007; (ii) a R$15,328 thousand increase in other liabilities (mainly explained by a R$16,850 thousand of proceeds resulted from the auctioning of grouped shares from the Reverse Stock Split, which have not been paid to the former holders of fractions. See "Item 18. Financial Statements"); and (iii) a R$17,433 thousand increase in depreciation. These effects were partially offset by a R$8,639 thousand growth in deferred income and social contribution tax assets.

     Net cash flows used in investing activities increased R$42,529 thousand, representing a 29.8% increase, from R$142,821 thousand in 2007 to R$185,350 thousand in 2008. This growth relates to business expansion of our operations during the year, which caused organic growth in property and equipment expenditure. The increase in capital expenditure for property and equipment is positively correlated with the growth of our business.

     Net cash flows from financing activities increased R$97,536 thousand, from R$(51,344) thousand in 2007 to R$46,192 thousand in 2008. This is mainly explained by the following factors: (i) the increase in the proceeds received from the debt with BNDES in the amount of R$16,671 thousand; and (ii) the decrease of R$80,382 thousand reflecting lower amounts of share buybacks.

     As long as the Company continues to present a natural growth of business and results, we believe that our current cash and cash equivalents, and cash flows from operations will be adequate to meet anticipated working capital needs, continued expansion objectives and anticipated levels of capital expenditures for the foreseeable future. At the same time, the Company continues to seek attractive sources of financing to support future growth opportunities.

     Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2009 fiscal year.

Contractual Obligations at December 31, 2008

	Payments due by period

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

		(in thousands of reais)
Capital (finance) lease	25,970	16,086	9,884	-	-
Operating lease (facilities)*	161,228	51,998	74,721	31,177	3,331
Financings (BNDES)**	216,730	13,546	162,546	40,638	-

Total	403,927	81,630	247,151	71,815	3,331

* Most of our facilities' lease agreements can be terminated before their expiration, with one to six months' prior notice, subject to a penalty equivalent to three times the monthly rent.
** Includes estimated interest payments.

     At December 31, 2008, we had not incurred any additional contractual obligations.

Recent Developments

Acquisition by Telemar of Brasil Telecom

     On April 25, 2008, Telemar, our major client, entered into a Share Purchase Agreement with the controlling shareholders of Brasil Telecom S.A., or BrT, for the acquisition of 81,092,986 common shares of Brasil Telecom Participações S.A., or BrT Part, representing 60.5% of its voting capital stock and 22.3% of its total share capital, including 247,317,180 common shares and 120,911,021 preferred shares of BrT held by BrT Part, representing 99.1% of the outstanding voting capital stock and 65.6% of the total share capital of BrT. The total purchase price was R$5.9 billion, adjusted by the variation of the interbank rate and any dividends declared up to the closing date.

     The acquisition of BrT by Telemar was approved by ANATEL through Act nº 860, dated February 18, 2009, and published in the Official Register on February, 27, 2009. On May 22, 2009, Telemar submitted to CVM an application for registration of a Public Tender Offer for the acquisition of shares with voting rights belonging to minority shareholders in order to insure them a minimum price per share of 80.0% of what was paid per share belonging to the controlling block. The Public Tender Offer will be held on June 23, 2009 at Bovespa.

     On December 10, 2008, CADE approved an Agreement for Operation Reversibility Preservation (APRO)which is a preliminary commitment by Telemar and BrT with CADE which states that the acquisition could be reversed in case the regulatory agency understands that the acquisition could negatively affect the competition in the Brazilian telecommunications market. The terms and the details of the acquisition are still being reviewed by CADE.

Item 6. Directors, Senior Management and Employees

     We are managed by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria). According to our by-laws, members of the Board of Directors are appointed by our shareholders, which in turn, nominate the Executive Officers.

Board of Directors

     The Board of Directors is currently composed of twelve regular members and twelve alternates, each serving a three-year term. The Board of Directors holds regular meetings once every three months, with special meetings called upon by any member of the Board of Directors anytime.

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

Those rights may only be exercised by shareholders that prove their continuous share ownership during the last three months prior to our shareholders' meeting.

     Brazilian corporate law determines that shareholders holding more than 5.0% of common shares are entitled to exercise cumulative voting rights (voto múltiplo) so as to increase their chances of electing at least one member to the Board of Directors. Under the cumulative voting process, each voting share is entitled to a number of votes equal to the number of Board seats being filled at the relevant shareholders' meeting, such votes which can be cast for one or more candidates. As a result of cumulative voting, controlling shareholders may be prevented from controlling all seats of the Board, while minority shareholders may be allowed to appoint at least one member of that body. Common shares participating in the cumulative voting process will not be counted for the purposes of appointing Board members in the circumstances described in (ii) and (iii) of the preceding paragraph.

     None of our Directors have service contracts with Contax Holding or with TNL Contax providing for benefits upon termination of their employment.

     The members of the Company's Board of Directors were appointed for a three-year term beginning at our Annual Shareholders' Meeting held on April 7, 2009 until our Annual Shareholders' Meeting in 2012.

     The following are the current members of our Board of Directors and their respective positions:

Name	Position
Fernando Antonio Pimentel Melo	Chairman
Pedro Jereissati	Director
Carlos Jereissati	Director
Cristina Anne Betts	Director
Lúcio Otávio Ferreira	Director
Flavio Eduardo Sznajder	Director
Rafael Andrade da Cunha Pereira	Director
Antonio Adriano Silva	Director
Newton Carneiro da Cunha	Director
Sérgio Francisco da Silva	Director
Renato Sobral Pires Chaves	Director
Manuel Jeremias Leites Caldas	Director

The following are brief biographies of the members of our Board of Directors:

     Fernando Antonio Pimentel Melo. Born on August 29, 1953, Mr. Melo holds a Law degree from Universidade Federal de Pernambuco. He was elected a member of CTX Participações S.A. on April 25, 2008 and has been the CEO of Fundação Atlântico de Seguridade Social since March, 2005. He was also an officer of Fundação Telebrás de Seguridade Social – SISTEL from 1991 to 2000 and CEO from 2000 to 2004. He was also CEO of ABRAPP from 2001 to 2007.

     Pedro Jereissati. Born on May 24, 1978, Mr. Pedro Jereissati obtained a degree in Business Administration from Fundação Armando Álvares Penteado - FAAP in 2000, and a MBA from Kellogg School of Management of the Northwestern University, in Chicago, US, in 2005. Mr. Jereissati joined the Jereissati group in 1995, at the group's operational area at Empresa de Shopping Centers S.A. He served as the New Business Director of Jereissati Participações S.A. from April 2001 until June 2006, and as Chief Financial Officer of Iguatemi Empresa de Shopping Centers S.A. until April 2008. He has been a member of the Board of Directors of Iguatemi Empresa de Shopping Centers S.A. since January 2007 and Jereissati Participações S.A. since April 2008. Mr. Jereissati has served as an executive officer of LF Tel S.A. and La Fonte Telecom since May 2006. He is also the chief executive officer and investor relations officer of Telemar Participações S.A., and a member of the Board of Directors of Telemar Participações S.A. and Tele Norte Leste Participações S.A.

     Carlos Jereissati. Born on September 4, 1971, Mr. Carlos Jereissati obtained a degree in Business Administration from Fundação Getúlio Vargas -FGV – SP in 1994, and took a number of specialization courses abroad, including: Management for Success (University of Michigan Business School, 2002), Spring Convention (International Council of Shopping Centers, 1998, 1999, 2002, 2003, 2004, 2005 and 2006) and Real State Finance & Investment (Euromoney Training, 1998). Since 1996, he has been a member of the executive board of Iguatemi Empresa de Shopping Centers – IESC, of which he is the current chairman. He was President and Vice President of the Brazilian Association of Shopping Malls (ABRASCE - Associação Brasileira de Shopping Centers S.A.) from 2002 to 2004 and from 2005 to 2006, and is currently a member of this entity's Advisory Board. He was a member of the CDES (Conselho de Desenvolvimento Econômico e Social) and is a member of the Brazilian Association of Volunteers (IBRAVO - Associação Brasil Voluntário) since 1995 and a member of ICSC - International Council of Shopping Centers, since 1994. In 2007, he was elected as a “Young Global Leader” by the World Economic Forum.

     Cristina Anne Betts. Born on October 20, 1969, Ms. Betts holds a degree in Business Administration from Fundação Getúlio Vargas – FGV (1991), with MBA from INSEAD, France. She has been the Vice President of Finance at Iguatemi Empresa de Shopping Centers S.A since April 2008. Previously, she worked at PriceWaterhouse (1992 – 1995), Banco Credit Suisse First Boston Garantia (1995 – 1999), Bain & Company (1999 – 2004) and Tam Linhas Aéreas S.A., where she held the position of Chief Strategic Planning and Controllership Officer, as well as being in charge of the Investor Relations area (2004 to 2008).

     Lúcio Otávio Ferreira. Born on August 26, 1967, Mr. Ferreira holds a degree in Business Administration from FUMEC – MG, in addition to an Executive MBA in Finance from IBMEC-MG, obtained in 1994. Mr. Ferreira has been the Chief Financial Officer of the Andrade Gutierrez group holding company since 2005, and since September 2006, he has also been the Chief Investor Relations Officer of Andrade Gutierrez Participações S.A. He is a member of the Board of Directors of Madeira Energia S.A. – MESA since 2007, was elected as a Director of Luxemburgo Administração e Participações S.A. in February 2008, was elected as a Director of Andrade Gutierrez Concessões S.A. in April 2008, and elected as a alternate to the Board of Directors of Tele Norte Leste Participações S.A. Since 2008, he is a certified Investment Manager by CVM. He was Project Finance and Project Structuring Manager of Andrade Gutierrez Concessões from 1997 to 2001 and Financial Manager of such company until 2005.. He was the Financial Manager of the SINDI group -Kit Eletro from 1994 to 1996, and of the Belgo Mineira group from 1991 to 1994. Also, he worked at Caixa Econômica Federal as a clerk from 1989 to 1991 and, at Banco Nacional, as Financial Transaction Desk Manager from 1986 to 1989.

     Flavio Eduardo Sznajder. Born on March 15, 1971, Mr. Sznajder holds a Masters degree in Administration Sciences (MSc.) from Coppead-UFRJ and a degree in Engineering from PUC-RJ. He is a partner at Bogari Capital. He was also a Director of Andrade Gutierrez Telecomunicações from 2001 to 2007, a member of the Finance Committee of Telemar Participações from 2003 to 2007, a member of the Board of Directors of TG Agro alcohol plant in 2006 and 2007, a member of the Investment Committee of Fundo AG-Angra Infra-Estructure in 2006 and 2007, a member of the Board of Directors of Pegasus Telecom S.A. in 2001 and 2002, and a senior associate with Booz-Allen & Hamilton's telecommunications group from 1997 to 1999 and in 2001. He also worked at Gradus Management Consultancy as a senior associate and at Banco BBM as a trainee.

     Rafael Andrade da Cunha Pereira. Born on May 17, 1975, Mr. Pereira obtained a degree in Mechanical Engineering from Universidade Estadual de Minas Gerais / PUC - MG in 1997, and an MBA-Full Time from Esade Business School in 2005. Mr. Pereira has been working for the Andrade Gutierrez group since 2001, in the Heavy Construction and Concession areas, where he held the positions of Trainee Engineer, Civil Work Engineer, Commercial and Project Development Manager, and currently a member of its executive committee. He is also an alternate member of the board of directors of the Andrade Gutierrez group holding company since January 2008. He is also managing partner of Lagamar Empreendimentos Ltda., a company engaged in planning, implementing and running hotels and real estate developments.

     Antonio Adriano Silva. Born on March 2, 1944, Mr. Silva holds a degree in business administration and is the Chief of Staff for the Vice President of Brazil since 2002. Previously, he worked at Coteminas – Cia. de Tecidos Norte de Minas from 1979 to 2002, at Asa Criação de Publicidade from 1976 to 1979 and at Associação Comercial de Minas from 1973 to 1976. He was also Technical Advisor to Brazilian Senator José Alencar for 4 years (1989/2002) and has been a member of the Board of Directors of CEMIG – Companhia Energética de Minas Gerais since 1999.

     Newton Carneiro da Cunha. Born on July 7, 1955, Mr. Cunha obtained a degree in Financing from the Universidade Estácio de Sá, a post graduate degree in Corporate Finance from the same school and a MBA from the Estudos Aplicados à Previdência – IDEAS / COPPE / UFRJ. He also holds a master degree in Pension Plans Management from Alcalá University, Spain. He is an executive officer from Fundação Petrobrás de Seguridade Social – PETROS, since 2007, having served as Secretary General of PETROS between 2003 and 2007. Mr. Cunha is also the CFO of Estacionamento Cinelândia and Director of TermoBahia S.A.

     Sergio Francisco da Silva. Born on January 3, 1962, Mr. Silva holds a degree in Psychology from Universidade Paulista – São Paulo, and post-graduate degrees in Project (2004) and Planning, Budgeting and Public Management (2005), both from Fundação Getúlio Vargas. At present, Mr. Silva takes a Finance MBA course at IBMEC. He holds the position of Director of Administration and Information Technology of Fundação dos Economiários Federais since August 2007. Previously, he was Executive Director of APCEF/SP from 1992 to 1994, a member of Caixa Econômica Federal (CEF) Labor Relations Committee from 1996 to 1997, a member of the National Executive Board of CEF's Employees from 1996 to 1998, a member of the São Paulo State Health Board from 1998 to 1999, Health Secretary for the Bank Workers Union of São Paulo, Osasco and Region from 1997 to 2000, a member of the Board of Directors of "SÃO PAULO CONFIA" from 2000 to 2002, Finance Secretary for the Bank Workers Union of São Paulo, Osasco and Region from 2000 to 2002, a member of the Boards of Directors of Fiago Participações S.A. and Telenorte Celular Participações, and Director of Benefits and Administration with Fundação dos Economiários Federais from 2003 to 2007. Was a member of the Audit Committee of Brasil Telecom Participações S.A. in 2008 and 2009.

     Renato Sobral Pires Chaves. Born on September 7, 1965, Mr. Chaves obtained a degree in accounting from Universidade Santa Úrsula, with a Master Degree in Accounting from the Universidade Federal do Rio de Janeiro (UFRJ), and post-graduate degrees in Finance/Capital Markets from the Pontifícia Universidade Católica (PUC-RJ) and Accounting from Fundação Getúlio Vargas (RJ). He works at Banco do Brasil since April 1984, having worked at Banco do Brasil’s Administração de Ativos - Distribuidora de Títulos e Valores Mobiliários S.A. - BB DTVM e BB-Banco de Investimento S.A. He has also worked at Caixa de Previdência dos Funcionários do Banco do Brasil -PREVI, from February 2003 until May of 2008, as Diretor of Investments. He is also member of the Board of Directors of ALOG Data Centers do Brasil S.A. since September, 2007.

     Manuel Jeremias Leite Caldas. Born on January 8, 1956, Mr. Caldas obtained a degree in Electrical Engineering from Instituto Militar de Engenharia - IME in 1980, holding a Master degree and a Doctorate in Economics from Fundação Getúlio Vargas - FGV. He is a Financial Consultant to Alto Capital Gestora de Recursos since 2007. From 1996 to 2006, worked at Banco PEBB S.A. as the Technical Department Manager and Chief Economist. Mr. Caldas also served as Research Officer to Banco Gulfinvest S.A. in 1995, Economic Department Manager of Banco Nacional S.A. between 1991 and 1994. He was also a Senior Financial Analysis of Banco Bozanno Simonsen S.A. in 1990 and worked at Light SESA as Engineer between 1981 and 1990.

Executive Officers

     Our by-laws provide that the Board of Executive Officers shall consist of one President (CEO), one Chief Financial Officer (CFO), and up to three other officers. The Executive Officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time. The current Executive Officers were last appointed at our Board of Directors Meetings held on May 5, 2009, and will serve until the first Board of Directors Meeting following the Annual Shareholders Meeting of 2012.

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

     Rosangela Maria de Oliveira Lutti. Ms. Lutti, born on March 1, 1954, was appointed as our Executive Officer on July 27, 2006. Ms. Lutti has worked at Contax as Human Resources Officer since October 2005. Previously, she worked four years at Bunge Fertilizantes as Human Resources Officer, between March 2001 and March 2005, and at Camargo Correa S.A. holding as Organizational Development Officer from August 2000 to March 2001. She also worked at Olivetti do Brasil from September 1978 to October 1997, and at Pirelli Cabos S.A. as Human Resources Officer from July 1998 to August 2000. She has a degree in Social Service from Faculdade Paulista de Serviço Social and a post degree in Human Resources from FGV.

Fiscal Council

     According to Brazilian corporate law, the Fiscal Council (conselho fiscal) of a company does not need to operate on a permanent basis. As a general rule, it shall only be installed, and its members elected, if so required by shareholders representing 10.0% of our common or 5.0% of our preferred shares outstanding. However, CVM Rule 324/00 establishes that in case of publicly held companies with capital stock above R$150 million (which is our case) the audit council shall be installed if required by shareholder’s representing at least 2.0% of common shares or 1.0% of preferred shares.

      In such occasion, it shall consist of three to five effective members and respective alternates, elected at a shareholders' meeting for a term ending on the Annual Shareholders Meeting following their election. At our Annual Shareholders Meeting held on April 7, 2009, our controlling shareholders required the installation of our Fiscal Council and five members and respective alternates were elected to compose this body.

     The Fiscal Council operates in accordance with the relevant provisions set forth under Brazilian corporate law and in the Company's by-laws. Under such provisions, the Fiscal Council is a corporate body, independent from the Company's Board of Directors and Board of Executive Officers and from its independent registered public accounting firm. The Fiscal Council's primary responsibility under Brazilian law is to monitor management's activities, review the financial statements, and report its findings to the shareholders.

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

     The following table indicates the persons elected to our Fiscal Council at our Annual Shareholders Meeting held on April 7, 2009 and, which shall serve as members of that body until the Annual Shareholders Meeting of 2010.

Name	Position
Sidnei Nunes	Chairman
Eder Carvalho Magalhães	Regular Member
Sérgio Mamede Rosa do Nascimento	Regular Member
Aloisio Kok	Regular Member
Marcio Luciano Mancini	Regular Member

     Sidnei Nunes. Born on September 28, 1959, Mr. Nunes has an MBA from the Universidade de São Paulo and is also a graduate in Management and Accounting from Faculdade de Administração Paulo Eiró. He serves as a Director of Iguatemi Empresa de Shopping Centers S.A., La Fonte Telecom, LFTEL S.A. and Grande Moinho Cearense S.A. and as an Executive Officer of Jereissati Participações S.A., La Fonte Telecom S.A. and LF TEL S.A. since 1995. Mr. Nunes served as CFO of Iguatemi Empresa de Shopping Centers S.A. from 1995 to 2008 and member of the Fiscal Council of Telemar subsidiaries in Ceará and Sergipe between 2000 and 2001.

     Eder Carvalho Magalhães. Born on July 1, 1968, Mr. Magalhães holds a MBA from IBMEC – Instituto Brasileiro de Mercado de Capitais and is a gradute in Accounting from Instituto Cultural Newton Paiva Ferreira. He is the controller at Grupo Andrade Gutierrez since 1995. Since 2002, Mr. Magalhães is also the executive officer in charge of real estate at Grupo Andrade Gutierrez. He has also served as Controller at Fiat Finanças Brasil Ltda. from 1993 to 1995 and worked at Pricewaterhouse from 1987 to 1992.

     Sergio Mamede Rosa do Nascimento. Born on April 29, 1954, Mr. Nascimento holds an MBA from IBMEC – Instituto Brasileiro de Mercado de Capitais and is a graduate in physics from Universidade de Franca and post graduate in Economics Engineering from UDF – Associação de Ensino Unificado do Distrito Federal. He also served as a member of our Board from April 2006 until April 2009. Mr. Nascimento served as CFO at Companhia de Seguros Aliança do Brasil from 1999 to 2003 and worked at Banco do Brasil in several different capacities, such as Technical Consultant to the CEO and Chief of Socio-economic Reserach Department. Also served as Board member appointed by Banco do Brasil at the Superior Council of its Pension Fund.

     Aloisio Kok. Born on December 24, 1948, Mr. Kok obtained a degree in Economics from Universidade de São Paulo - USP, and took a number of courses in Brazil and abroad, including Risk Management for Banking Programme from Institut Européen d'Administration des Affaires - INSEAD in 1997. He was Chief Financial Officer of Banco de Boston S.A. and Banco Bandeirantes S.A. and Vice-President of ABN Amro Bank S.A. Mr. Kok is a member of the Board of Directors of Cia. de Ferro Ligas da Bahia - Ferbasa since 2008.

     Marcio Luciano Mancini. Mr. Mancini, born on March 27, 1973, is a certified analyst and fund manager by CVM and was invited to the Fiscal Council of our Company in 2006. He holds a bachelor's degree in business from EAESP/FGV (June/1997). He is also a member of the Fiscal Councils of Duratex, Eletropaulo, Copel, Sanepar and Dixie-Toga. Mr. Mancini was a member of the Fiscal Councils of Unipar, Renner Participações S.A., Lojas Renner S.A., Comgás, Fosfértil — Fertilizantes Fosfatados S.A., Lojas Americanas S.A., ACESITA S.A., AES Tiête S.A. and AES Sul Distribuidora Gaúcha de Energia. He worked at Hedging-Griffo Asset Management as a buy-side analyst from February 1997 to April 2002, covering the utilities' industry, and at BMS PARTNERS Serviços Financeiros as a junior financial analyst of investment projects.

Compensation of Directors, Executive Officers and Fiscal Council Members

     For the year ended December 31, 2008, the aggregate amount of compensation, including cash and benefits in kind, paid by Contax to all of its Directors, Executive Officers and Fiscal Council members was approximately R$6,245 thousand. Contax is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its Directors, Officers or Fiscal Council members on an individual basis.

Share Ownership

     The members of Contax Participações S.A. Board of Directors and Fiscal Council together own less than 0.21% of its common shares or total capital stock. On April 16, 2007, the General Shareholders' Meeting approved the Stock Option Plan, pursuant to article 168, paragraph 3, of Law no. 6,404/76. Our Executive Officers are limited to purchasing up to 5.0% of the Company's total capital stock.

     As of June 2009, our Board of Directors and Executive Officers where shareholders with the following percentage:

Name	Position	Common Shares		Preferred Shares
		Qty.	Total %	Qty.	Total %
Fernando Antonio Pimentel Melo	Chairman	*	*	*	*
Pedro Jereissati	Director	*	*	*	*
Carlos Jereissati	Director	*	*	*	*
Cristina Anne Betts	Director	*	*	*	*
Lúcio Otávio Ferreira	Director	*	*	*	*
Flavio Eduardo Sznajder	Director	*	*	*	*
Rafael Andrade da Cunha Pereira	Director	*	*	*	*
Antonio Adriano Silva	Director	*	*	*	*
Newton Carneiro da Cunha	Director	*	*	*	*
Sérgio Francisco da Silva	Director	*	*	*	*
Renato Sobral Pires Chaves	Director	*	*	*	*
Manuel Jeremias Leites Caldas	Director	*	*	*	*
Total		*	*	*	*

* less than 1% of the class of shares.

Name	Position	Common Shares		Preferred Shares
		Qty.	Total %
Francis James Leahy Meaney	Chief Executive Officer (CEO)	*	*	0
Michel Neves Sarkis	Chief Financial Officer (CFO)/ Investor Relations Officer (IRO)	* *	* *	0
Jose Luiz Cardoso Albano	Officer	*	*	0
Total		*	*	0

* less than 1% of the class of shares.

Employees

     On December 31, 2008, we had a total of 74,499 employees and 257 trainees distributed among the following locations:

City/State	Employees	Trainees

Rio de Janeiro/RJ	16,967	80
Niterói/RJ	4,966	14
São Paulo/SP	18,375	66
Salvador/BA	7,761	32
Recife/PE	5,315	16
Fortaleza/CE	7,447	13
Belo Horizonte/MG	11,641	30
Porto Alegre/RS	2,027	6
Total	74,499	257

     The employees are distributed between our administrative (6%) and operational (94%) areas.

     Approximately 28.7% of our employees are members of the telecommunications company workers and switchboard operators unions. These unions represent the employees' professional category and are affiliated with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel) or National Federation of Telecommunications (Federação Nacional de Telecomunicações – Fenatel). The base date for the collective labor bargaining agreement for the category is May, at which time salary adjustments are negotiated. The conditions of the collective labor bargaining agreement are negotiated annually and in a centralized manner with Fittel and the unions of the states where we have operations. These negotiations are carried out between union representatives and a team of experienced negotiators from TNL Contax.

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

Career and Salary Plan

     Ou remuneration structure was last updated in the second half of 2006, in order to remain competitive in the market and maintain our Career and Salary Plan in line with our goals , taking into consideration our employees’ satisfaction, as well as, rewarding individual performance. There has not been any major changes since then, but its important to note that it was also designed to provide additional opportunity for our employees, establishing the guidelines for promotions.

     Employees assigned to some of our operations, such as telemarketing, retention, debt collection units and Orbitall operations are eligible for variable remuneration, linked to the achievement of individual as well as collective goals.

     All employees are eligible for our profit sharing plan which is linked both our performance and to individual goals set annually.

Outsourcing

     We also engage service companies to provide services related to our secondary activities, such as janitorial services, security, office assistants and helpdesk. At December 31, 2008, we used the services of approximately 2,144 outsourced workers.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     We have two classes of share capital outstanding, common shares and preferred shares. Only the common shares have full voting rights. The preferred shares have limited voting rights in connection with certain matters. See "Item 10. Additional Information - Memorandum and Articles of Association - Voting Rights".

     The following table sets forth the information concerning the ownership of our common shares by CTX Participações and by other shareholders holding five percent or more of our common shares, as of May, 2009. Except for the shareholders listed below, we are not aware of any other shareholder owning more than five percent of common shares. None of the major shareholders listed below have any different or special voting rights attached to their shares.

	Number of	Percentage of
	common	outstanding
Shareholders	shares owned	common shares

CTX Participações S.A.	3,641,220	63.08%
Fator	501,715	8.69%
Eton Park	328,572	5.69%

Total	4,471,507	77.46%

     The following table sets forth, as of February, 2009, information concerning the ownership of the common voting shares of CTX Participações.

	Number of	Percentage of
	common	outstanding
CTX Participações shareholder	shares owned	common shares

BNDES Participações S.A. – BNDESPAR	859,225,280	27.8%
LF TEL S.A.	705,461,180	22.8%
FIAGO Participações S.A.	683,147,324	22.1%
AG Telecom Participações S.A.	352,730,590	11.4%
Luxemburgo Participações S.A.	352,730,590	11.4%
Fundação Atlântico de Seguridade Social	137,316,044	4.4%

Total	3,090,611,008	100.0%

CTX Participações' Shareholders' Agreements

     Certain CTX Participações' shareholders are parties to two shareholders' agreements with respect to their interests in CTX Participações S.A. AG Telecom Participações S.A., Luxemburgo Participações S.A. (current denomination of Andrade Gutierrez Investimentos em Telecomunicações S.A.), L.F. Tel S.A., BNDES Participações S.A., Fiago Participações S.A. and Fundação Atlântico de Seguridade Social are parties to a Shareholders' agreement, dated April 25, 2008, which governs: (1) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (2) rules for the election of the members of the board of directors, fiscal council and executive officers; (3) rules in regard to voting rights during the general shareholders' meetings of CTX Participações; (4) conditions which would constitute a lien on the shares or subscription rights; (5) requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of a disposal and subscription of shares of CTX Participações; (6) tag along rights in which the direct or indirect transfer of control of CTX Participações can only be effected; and (7) appraisal rights in the case of a disposal of shares of CTX Participações in the event of a transfer of control of the shareholder.

     Pursuant to the first Shareholders' agreement, CTX Participações' controlling shareholders have also agreed to exercise their voting rights in the shareholders' meetings of CTX Participações in order to: (1) maintain their investment in Contax Participações S.A.; and (2) have CTX Participações properly manage Contax Participações S.A. and its subsidiaries and assure decisions and actions by the companies' management are taken in the companies' best interests and according to market conditions. Under the first Shareholders' agreement, CTX Participações' shareholders must meet prior to any general shareholders' or board of directors' meeting of CTX Participações or any of their affiliates, to vote on the matters to be subsequently submitted at those meetings (the "Prior Meetings"). Each controlling shareholder is entitled to one vote at the Prior Meeting and all the decisions taken in this meeting bind all the controlling shareholders' votes in the general shareholders' meetings, including votes of shareholders who have not participated in the Prior Meeting. The controlling shareholders are also bound to assure that directors appointed by them vote at meetings of the board of directors in accordance with decisions taken in the Prior Meetings and that such decisions are implemented. Except as otherwise provided in the shareholders' agreements, resolutions at the Prior Meetings are passed by the vote of holders of a simple majority of shares. However, certain matters, such as matters relating to related party transactions, approval of the name for the position of chief executive officer of Contax Participações require the approval of 66.7% of the shares affected by such Shareholders' agreement; changes in preferences and capital increase require the approval of 70.0% of the shares affected by such Shareholders' agreement; and changes in the corporate purpose and any decision resulting in the change of control of CTX Participações requires the approval of 84.0% of the shares affected by such Shareholders' agreement.

     AG Telecom Participações S.A., Luxemburgo Participações S.A. (current denomination of Andrade Gutierrez Investimentos em Telecomunicações S.A.), L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (CTX Participações' controlling shareholders) are parties to a second Shareholders' agreement, also dated April 25, 2008. This second instrument outlines (1) rules in regard to voting rights during the general shareholders' meetings of CTX Participações; (2) holding of Prior Meetings; and (3) transfer of CTX Participações' shares owned by its controlling shareholders.

Holders of ADSs

     In the United States, the preferred shares trade in the form of American Depositary Shares, ADSs, each represented by 20 ADRs of the same type, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners of ADSs from time to time. Our ADSs are not listed on any stock exchange in the United States.

     Due to numerous expansion plans dating back to the Telemar days, Contax inherited several million "inactive" shareholders. In an effort to reduce unnecessary administrative and operating costs and to provide a low cost form of liquidity for these minority shareholders, Contax announced a reverse stock split on October 17, 2007. On November 19, 2007 all the shares started being traded exclusively in groups of twenty. Since ADR holders are mainly concentrated in the hands of institutional investors in large quantities, the reverse stock split was not needed and the Reverse Stock Split did not affect the ADSs, which are not being traded in groups of twenty.

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

Telemar/Contax Contracts

     We are a party to two main related party agreements with the Telemar entities (our main client encompassing Tmar and its wholly owned subsidiary Oi, both of which are indirectly under common control with us): (i) an agreement related to contact center services provided by us to Telemar, on a fully outsourced basis, and (ii) an agreement related to telecommunications services provided by Telemar to us. Such agreements were executed on November 30, 2004 and duly approved at Tmar's Extraordinary Shareholders' Meeting on December 17, 2004.

     Prior to such contracts, we performed all contact center activities for Telemar, under various contracts, both on a fully outsourced as well as on a partially outsourced basis. Such partial outsourcing services were usually performed in facilities and with equipment owned by Telemar. Telemar was also responsible for all facilities costs such as general maintenance and electricity.

     The total amount of our operating revenues derived from Telemar was R$966.6 million in 2008 and R$744.2 million in 2007, representing respectively, 51.1% and 50.7% of our total revenues in those years. Our relationship with Telemar is currently represented by several distinct and independent services, such as customer services for Telemar's fixed line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile users, technical support for broadband subscribers, and debt collection services.

     Telemar, in turn, is our main telecommunications services provider (fixed-switched telecommunication service, mobile services, long distance/toll-free, data, and other services) and, most importantly, provides such services, directly or through us, to some of our clients, at their option. The total amount paid to Telemar and its subsidiaries for these services was equal to R$26,584 thousand in 2008, R$24,706 thousand in 2007 and R$20,087 thousand in 2006, or 1.8%, 2.1% and 1.9% of the total costs of our services rendered and operational expenses in 2008, 2007 and 2006, respectively. While Telemar currently provides most of our telecommunications services, if it were to become unable or unwilling to provide these services, we believe that we would be able to obtain such services from another provider with a minimum of disruption to our business.

Todo/Contax Contracts

     Todo was created as a supplier of technological solutions designed specifically for contact center operations, having as its first customer TNL Contax, which practically outsourced its entire IT department to Todo. Through Todo, Contax intends to supplement its present range of services and take advantage of its expertise and market relationship in order to operate in the broader universe of Business Process Outsourcing (BPO).

BNDES/Contax Contracts

     In 2007, we entered into a loan agreement with BNDES for the total amount of approximately R$216.7 million with the purpose of financing the expansion of our installed capacity, upgrading current facilities, training programs, improving service quality and productivity and investments in marketing activities, within the PROSOFT- Corporate (Software Industry and Correlated Services Development Program).

     In October 2007, the first tranche of the BNDES loan was provided in the amount of R$100 million, followed by additional tranches on January 28, January 30, June 12 and November 18, 2008, in the amounts of R$40.0 million, R$10.0 million, R$61.8 million and R$4.9 million respectively, totaling R$216.7 million.

Facilities Lease Agreements

     Some of our facilities are located on real estate that is leased from related parties. Most of these related party lease agreements are with Telemar. Lease expense for all related party lease agreements totaled R$7,218 thousand and R$6,219 thousand in 2008 and 2007, respectively. During the first period under the full outsourcing contract entered into in 2005 with Telemar, Contax occupied Telemar's real estate in order to fulfill its contract, and given that Contax, at its expense, had to pursue several infrastructure investments in the real properties, Contax was contractually exempted from the corresponding lease payments. In 2006, the exemption expired and Contax started to pay to Telemar the monthly leases of the occupied real estate.

Transactions with our Board of Directors or Executive Officers

     None of the members of our Board of Directors or Executive Officers, or any close member of their respective families, has or has had any direct interest in any transaction effected with us which is or was unusual in its nature or conditions, or significant to our business.

     As of December 31, 2008, no outstanding loans or guarantees thereof have been made to the members of the Boards of Directors or Executive Officers or the Fiscal Council, or any close member of their respective families.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     See "Item 18. Financial Statements".

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

The composition of our contingency provisions is as follows:

	At December 31,

	2008	2007

	(in thousands of reais)
Nature
Labor	51,651*	38,955
Tax	11,927	7,776
Civil	573	129

Total	64,151	46,860

* Pursuant to the service agreement executed by Telemar and TNL Contax, it was defined that labor claims arising from the transfer of labor agreements from Telemar to the Company shall be incumbent upon Telemar, which amount has been recorded as "Receivable Credits". The amount of labor claims under Telemar's responsibility as of December 31, 2008, was R$13,781 thousand, with the other R$37,870 thousand being labor claims filed against TNL Contax by employees and former employees.

Labor

Judicial

     As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees, labor unions and the Labor Public Prosecution Office (Ministério Público do Trabalho). We have established what we believe to be an adequate reserve to cover these claims.

     As at December 31, 2008, we were involved in approximately 5,287 employment-related legal proceedings, as opposed to 4,024 in 2007. The total estimated amount involved in these proceedings is R$358,700 thousand (U.S.$153,487 thousand), as compared to R$260,715 thousand (U.S.$111,560 thousand) in 2007. We record provisions for any contingent liabilities in proportion to our historical losses, which, on that date, amounted to approximately R$51,651 thousand (U.S.$22,101 thousand), as compared to R$38,954 thousand (U.S.$16,668 thousand) in 2007:

As of December 31,

2008

(in thousands of reais)
Types of risk*
Probable	51,651
Possible/Remote	307,049

Total	358,700

____________
* The types of risk have been determined by our management, based on the opinion of external legal counsel and existing legal precedents.

     Most of these proceedings relate to claims for: (i) overtime; (ii) salary equalization; (iii) continuity of service; and (iv) damages, pain and suffering. The increase in the number of labor law suits, from 4,024 in 2007 to 5,287 in 2008 is directly related to the significant increase in the number of employees since 2004.

     There was a lawsuit filed by the São Paulo State Labor Prosecution Office in 2005 against contact center service providers, including TNL Contax, and their clients, principally financial institutions, alleging that such clients are not allowed to outsource their contact center services, since this is allegedly an activity strictly related to those clients' core business. This lawsuit, still not finally decided, argues that activities directly related to the core business of a company cannot be outsourced. There is some jurisprudence consolidated by the Superior Labor Court a few years ago regarding this matter. However, due to the fact that this jurisprudence is not uncontroversial, the market cannot ascertain with confidence what are the activities that are (or not) directly related to a company's core business and which cannot, therefore, be outsourced.

Administrative Proceedings

     As at December 31, 2008, approximately 57 notices of alleged violations of labor laws were pending against us. The amounts involved in such notices of infraction depend on the type of violation, the number of employees involved, and whether the alleged violation is a first time offense. Until December 31, 2008, in order to file administrative appeals, we performed administrative deposits, as required by law, in the approximate amount of R$23,400 thousand (U.S.$10,013 thousand), in connection with fines regarding five administrative proceedings; and R$41,400 thousand (U.S.$17,715 thousand), concerning 16 other administrative proceedings that we lost at the lower administrative level.

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

     Since we classify the risk of loss of these notices of infractions as being "possible", we have not included them, nor the amounts deposited in connection with fines, as part of our contingent liability.

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

     Under Brazilian law, if a company has more than 100 employees, two to five percent of its employees must be rehabilitated social security beneficiaries or qualified persons with disabilities. Because of our inability to meet this quota, in September 2002 we entered into a Conduct Adjustment Term (Termo de Ajuste de Conduta), or the Commitment, with the Attorney General for Labor, under which we were granted a period of three years to meet the hiring quota. However, even though we implemented a program aimed at hiring rehabilitated social security beneficiaries and persons with disabilities, the positions available could not be filled. Pursuant to the terms of the Commitment, therefore, we have been sending reports every six months to the Office of the Attorney General for Labor and the Regional Labor Office to show that positions have been made available to meet the quota.

Tax

     We are party to sixteen (16) tax judicial claims (being defendants in seven (7) of these claims) mainly related to social security taxes owed to the National Institute of Social Security (Instituto Nacional de Seguridade Social - INSS), to the mandatory contribution, services tax (ISS) and PIS/COFINS. See also "Item 5 - Critical Accounting Policies And Estimates - Contingencies - Tax Claims".

Civil

     We are subject to seventy (70) civil lawsuits. There are only eight (8) lawsuits in an amount greater than R$50,000, four (4) of which, derived from accidents suffered by employees at work or diseases alleged to be derived from work.

     The two highest claims filed against us are for R$233.0 thousand (U.S.$99.7 thousand) and R$165.0 thousand (U.S.$70.6 thousand), respectively. These claims relate to two different lawsuits brought by former employees. In the first lawsuit, the plaintiff claims health impairment as a result of having contracted a labor-related disease allegedly while working for us. The plaintiff charges us with omission in fulfilling certain precautions related to the workplace safety rules. The second lawsuit is brought by a former employee seeking indemnification for health-related damages as a result of having contracted a labor-related disease allegedly while working for us. This second plaintiff claims that, apart from working for us, he/she also pursued artistic activities, which allegedly could not be continued in light of the disease. The likelihood of an unfavorable outcome to us in both lawsuits is estimated as “possible” by our external legal counsels. Nevertheless, the courts before which both lawsuit were filed declined jurisdiction over the cases and reassigned them to the Labor Courts because of the nature of the disputed matters.

     Additionally to the aforementioned civil lawsuits, TNL Contax has been fined by the Empresa Brasileira de Correios e Telégrafos, a postal services company, for breach of its contractual obligations. The fines total an amount equivalent to R$2,645 thousand (U.S.$1,132 thousand) for alleged violation of confidenciality over telephone messages; failure to transfer reserved telephone lines (0800); and failure to recover 100% of the telephone calls.

     Despite what is believed to be the strong legal grounds to challenge the fairness of such fines, TNL Contax has recorded provisions in an amount of R$441.6 thousand (U.S.$188.9 thousand).

Policy on Dividend Distribution

     The preferred shares are entitled under our by-laws to receive, to the extent of available distributable profits and reserves, a non-cumulative preferred dividend in an amount equal to the greater of (i) six percent per year on the amount resulting from the division of the subscribed capital by the total amount of our shares, and (ii) three percent of the equity value of the share, or the Preferred Dividend. To the extent there are additional distributable profits, we are also required to distribute to all shareholders an amount equal to at least 25.0% of the adjusted net income, or the General Dividend, determined in accordance with Brazilian corporate law. Our obligation to pay General Dividends to holders of preferred shares will be met inasmuch as a Preferred Dividend is paid. Payment of General Dividends may be limited to the net realized income for the year, provided that the difference is recorded as unrealized reserve. Net income recorded in unrealized income reserve, when realized and as long as not offset by losses for subsequent years, should be added to the first dividend declared after realization. We may also make additional distributions to the extent of available distributable profits and reserves. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital. See "Item 10. Additional Information — Memorandum and Articles of Association — Allocation of Net Income and Distribution of Dividends".

Significant Changes

See "Item 5. Operating and Financial Review and Prospects".

Item 9. The Offer and Listing

Information Regarding the Price History of the Stock to Be Offered or Listed

     The principal trading market for the preferred shares is the Bovespa. As of December 31, 2008, we had approximately 83 thousand shareholders.

     The preferred shares commenced trading separately on the Bovespa on August 2005. The following table sets forth the reported high and low closing sale prices for preferred shares on the Bovespa for the periods indicated, adjusted for dividends and interest on capital.

	reais per Preferred Shares *

	High	Low

2005	58.00	24.20
2006	65.80	32.00
2007
1st Quarter	41.60	35.00
2nd Quarter	48.40	37.80
3rd Quarter	55.73	47.80
4th Quarter	54.80	48.45
2008
1st Quarter	51.66	43.37
2nd Quarter	51.00	35.00
3rd Quarter	46.90	37.50
4th Quarter	41.99	21.50
2009
January	45.52	35.00
February	45.39	39.00
March	46.97	40.15
April	48.49	40.07
May	54.61	45.00

June (through 9, 2009)	57.16	51.00

_______________
* Prices per share after the Reverse Stock Split.

Source: Bloomberg

     In the United States, the preferred shares trade in the form of ADSs, each representing one-twentieth of a preferred share, issued by the Depositary pursuant to a Depositary Agreement among the Company, the Depositary and the registered holders and beneficial owners from time to time of ADSs. As of June 1, 2009, there were 32,128 thousand ADSs outstanding. The following table sets forth the reported high and low closing sales prices for ADSs for the period indicated.

	U.S. dollars per ADS

	High	Low

2005	1.30	0.40
2006	1.65	0.66
2007
1st Quarter	0.94	0.81
2nd Quarter	1.19	0.83
3rd Quarter	1.41	1.05
4th Quarter	1.50	1.20
2008
1st Quarter	1.37	1.02
2nd Quarter	1.52	0.99
3rd Quarter	1.39	0.90
4th Quarter	0.92	0.41
2009
January	0.93	0.73
February	0.96	0.79
March	0.96	0.78
April	1.02	0.82
May	1.24	0.91
June (through 9, 2009)	1.40	1.20

Source: The Bank of New York ADR Inform

Trading on the Brazilian Stock Exchanges

     BM&F Bovespa is the only Brazilian stock exchange on which private equity and private debt may be traded.

     BM&F Bovespa trading sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time. During daylight saving time in the United States, the sessions are held from 9:00 a.m. to 4:00 p.m., São Paulo time (closing call is from 4:55 p.m. to 5:00 p.m.). Equity trading is executed fully electronically through an order-driven trading system called Megabolsa. Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the BM&F Bovespa. BM&F Bovespa also permits trading from 5:45 p.m. to 7:00 p.m. on an online system connected to Megabolsa and Internet brokers called the After Market. The After Market session is restricted to certain stocks that were traded through the electronic system. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the BM&F Bovespa may also be traded off the exchange under specific circumstances, but such trading is very limited.

     Settlement of transactions is effected three business days after the trade date, without adjustment for inflation. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearing house for BM&F Bovespa is Companhia Brasileira de Liquidação e Custódia (“CBLC”), which is owned, among others, by BM&F Bovespa.

     In order to better control volatility, BM&F Bovespa has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index. If the market falls more than 15% compared to the previous day no more pauses are taken. The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

     The Brazilian stock exchange, Bovespa, is significantly less liquid than the NYSE or other major exchanges around the world. As of December 2008, the aggregate market capitalization of the 392 companies listed on the Bovespa was equivalent to R$1.4 trillion (U.S.$599.1 billion) and the 10 largest companies listed on that exchange represented approximately 52.4% of the total market capitalization of all listed companies. In contrast, as of December 2008, the aggregate market capitalization of the 3,507 companies listed on the NYSE was U.S.$14.3 trillion and the 10 largest companies listed on the NYSE represented approximately 15.0% of the total market capitalization of all listed companies.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. Although any of the outstanding shares of a listed company may trade on the Bovespa, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling shareholders, by government entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.

     The average daily trading volume of Bovespa for December 2008 was approximately 26.4 billion, which corresponds in terms of value to R$3.8 billion (U.S.$1.6 billion). The monthly average of these figures in 2008 was 18.5 billion and R$7.3 billion (U.S.$3.1 billion), respectively.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See "Item 10. Additional Information-Exchange Controls and Other Limitations Affecting Security Holders".

Regulation of the Brazilian Securities Market

     The Brazilian securities markets are regulated by the CVM, which has authority over the stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (i) Law no. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets; (ii) the Brazilian corporate law (Law No. 6,404/76), as amended and supplemented; and (iii) the regulations issued by the CVM, the CMN, and the Brazilian Central Bank (collectively, the Securities Laws).

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

     The trading of shares is prohibited under certain circumstances as follows: (i) trading by the company of its own shares except for cancellation or maintenance in treasury for further disposal, according to Rule 10/80, issued by the Brazilian Securities Exchange Commission; (ii) trading by the company's controlling shareholders, Officers, Directors or members of any technical or advisory body established pursuant to its by-laws; (iii) trading by persons who, as a result of their position, title or relationship with the company, have knowledge of the impending disclosure of a material event; and (iv) trading by the persons listed under item (iii) above during the 15-day period before the disclosure of the company's quarterly and annual financial statements.

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

     Recent changes to Brazilian corporate laws and regulations increased the rights of minority shareholders, including holders of preferred shares, by granting them restricted voting rights. The amended Brazilian corporate law also granted more regulatory power to the CVM. On December 28, 2007, Law No. 11,638 was enacted, implementing changes in the accounting standards adopted by the Brazilian corporate law with respect to the preparation and reporting by Brazilian companies of financial statements in accordance with Brazilian GAAP.

     With respect to forthcoming developments, it is important to point out that CVM has released two public hearing notices, as follows: (i) no. 07/08, as of December 26th, 2009, which contains a draft of a new CVM instruction that is expected not only to revoke CVM instruction 202 (which currently regulates the registration of issuers in the Brazilian regulated markets), but also to improve the requirements regarding the information provided as a condition to obtain registrations with the CVM. A relevant issue presented by the Draft is the transparency level of information regarding the officers’ remuneration. The CVM is demanding that the information of the officers' remuneration shall be given on an individual form (by each officer) instead of by the administrative body and also intends to display the variable remuneration, with the remuneration’s exhibition by the stock and bond option plans; and (ii) no. 01/09, as of March 26th, 2009, with the intention to amend CVM instruction 400 (which currently regulates public offers for the distribution of securities in primary and secondary markets) in connection with the most likely adjustments to be introduced as a result of the abovementioned public hearing no. 07/08. The public hearings are still being conducted by CVM and no binding regulation has yet been issued in connection thereto.

Disclosure Requirements

     Through its Instruction no. 358, CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

  establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general shareholders' meeting of shareholders and of management of the company, or any other facts related to the company's business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities' underlying rights;

  specify examples of facts that are considered to be material, which include, among others, the execution of shareholders' agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

  require the Officer of Investor Relations, to publish and inform CVM and also the stock exchange and entities of the organized over-the-counter market where the securities issued by the company are traded, as the case may be, any material events occurred or related to their business;

  require the controlling shareholders, directors, members of the administrative council, of the Fiscal Council and of any technical and consultative bodies, according to the by-laws, to report any material event they are aware of to the Officer of Investor Relations, who will provide for its disclosure. In the event those people referred above have personal knowledge about material events and verify omission by the Officer of Investor Relations towards investors in the fulfilling of his communication and disclosing duties, they will only be exempt from responsibility if they communicate the material events to CVM immediately;

  require simultaneous disclosure of material facts to all markets in which the corporation's securities are admitted for trading;

  require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions to promote, or not, within a year, the cancellation of the registration of publicly-held companies;

  establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

  forbid the use of insider information.

Item 10. Additional Information

Memorandum and Articles of Association

     In addition to the description in this Item 10, you should also review the copy of our by-laws incorporated by reference as an exhibit to this annual report. Under Brazilian corporate law, no memorandum or articles of association are required. Our only constitutive documents are the by-laws and the minutes of the General Shareholders' Meeting that provided for our incorporation.

Organization

     We are a listed Company duly registered with the CVM under no. 01910-0 and our by-laws are filed under no. 33.3.0027541 -0 with the Board of Trade (Junta Comercial) of the State of Rio de Janeiro. According to Article 3 of our by-laws, our business purpose is to participate, directly or indirectly, in other companies as partner, shareholder or quotaholder, in Brazil or abroad. We have no present intention of listing our shares on any organized market or stock exchange in the United States.

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

Allocation of Net Income and Distribution of Dividends

     Our by-laws require the Board of Directors to recommend, at each annual shareholders' meeting, the allocation of net income from the preceding fiscal year as follows:

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

     Whenever we accumulate or reserve profits, the Board of Directors can authorize the allocation of interim dividends, as provided under Brazilian corporate law. In general, we have to pay dividends first to holders of preferred shares and then, to holders of common shares. The remaining balance will be distributed equally among all of the shares of our capital stock. Dividends not claimed within three years of the date on which they were made available for distribution will revert to us. See "Item 8. Financial Information — Policy on Dividend Distribution".

     In lieu of the payment of dividends as stated above, we may elect to make payments to shareholders characterized as interest on our capital. See "— Taxation — Brazilian Tax Considerations — Distribution of Interest on Capital".

Shareholders' Meetings

     The annual shareholders' meetings are held once a year, generally during the first four months following the end of the fiscal year. Extraordinary meetings can be called at any time.

     Our shareholders have the power to decide any matters related to our corporate purpose and to pass any resolutions they deem necessary for our protection and development through a shareholders' vote at a shareholders' meeting.

     We convene the shareholders' meetings by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and also in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). The notice must be published no fewer than three times, the first of which must be at least 15 calendar days prior to the scheduled meeting date.

     The notice must always contain the meeting's place, date, time and agenda and, in case of a proposed amendment to the by-laws, an indication of the subject matter affected by such proposal.

     The Board of Directors, or, in some specific situations set forth in Brazilian corporate law, the shareholders or the Fiscal Council, if in operation, has the power to call shareholders' meetings. A shareholder may be represented at a shareholders' meeting by its attorney-in-fact so long as that attorney-in-fact was appointed within one year of such meeting. The attorney-in-fact must be another shareholder, a member of our management, a lawyer, or a financial institution. The power of attorney granted to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

     In order to be legally convened after a first call, a shareholders' meeting must obtain a quorum representing at least one-quarter of the issued and outstanding voting capital. If this quorum is not met, a shareholders' meeting can be held with any quorum after a second call has been published. However, if the purpose of a shareholders' meeting is to amend our by-laws, shareholders representing at least two-thirds of the issued and outstanding voting capital must be present. If this quorum is not met, the Board of Directors may call a second meeting with notice given at least eight calendar days prior to the scheduled meeting, in accordance with the rules of publication described above. No minimum quorum requirements apply to a second meeting, except that certain voting requirements may still apply as described below.

Voting Rights

     Each common share entitles its holder to one vote at our shareholders' meetings. Except as otherwise provided by law, resolutions of a shareholders' meeting are passed by the vote of holders of our common shares. Abstentions are not taken into account.

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

     Preferred shareholders do not have a vote on any other matter in addition to the ones previously mentioned, except that they can elect one member and respective alternate to sit on our Fiscal Council, if in operation, and, if they come to hold more than 10.0% of our capital stock, they can elect one member and respective alternate to sit on our Board of Directors. See "Item 6. Directors, Senior Management and Employees".

     Notwithstanding the actions described above, the approval of a majority of the holders of the issued and outstanding common shares is required to approve the following matters:

  a reduction of the mandatory dividend set forth in our by-laws;

  the approval of a merger, spin-off or consolidation;

  our participation in a group of companies, or grupo de sociedades, the management of which is coordinated through contractual relationships and equity ownership, as defined under Brazilian corporate law;

  a change in our business purpose;

  the creation of founders' shares (partes beneficiárias);

  the cessation of our liquidation process; and

  approval of our dissolution.

     Pursuant to Brazilian corporate law, holders of common shares, voting at a shareholders' meeting, have the exclusive power to:

  amend the by-laws, including changing the rights of holders of common shares;

  elect or dismiss members of the Board of Directors or Fiscal Council, if in operation;

  review the yearly accounts prepared by management and accept or reject management's financial statements, and decide on the allocation of: (i) net profits for payment of the mandatory dividend, and (ii) funds to the various reserve accounts;

  authorize the issuance of debentures and founders' shares (partes beneficiárias), except that the Board of Directors is empowered to approve the issuance of simple debentures that are not convertible into shares and have no real guarantee;

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

Appraisal Rights

     Brazilian corporate law provides that under certain circumstances a shareholder has the right to require that its equity interests in a company be redeemed for payment. Such payment shall not be lower than the company's pro-rata net worth (as per its most recently approved balance sheet) unless an independent valuation were to determine a lower economic value for the company's equity value.

Appraisal rights may be exercised:

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

(ii) by all dissenting or nonvoting shareholders, in the event that the holders of a majority of all outstanding common shares authorize:

  a reduction of the mandatory dividend set forth in our by-laws;

  the approval of our consolidation or merger into another company;

  our participation in a grupo de sociedades;

  a change in our business purpose;

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

     Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a grupo de sociedades, or acquire the control of another company for a price in excess of certain limits imposed by Brazilian corporate law, holders of any type or class of shares that are marketable and dispersed in the market will not have appraisal rights. Shares are considered marketable when that type or class of shares is part of a general stock exchange index, as defined by the CVM, in Brazil or abroad. Shares are considered dispersed in the market when the controlling shareholder, the parent company or other companies under its control hold less than half the total amount of that share type or class.

     Dissenting or nonvoting shareholders are also entitled to appraisal rights in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders' meeting that approved the relevant merger or spin-off.

     Dissenting or nonvoting shareholders are only entitled to appraisal rights when they are shareholders of record at the time of the first notice calling for a shareholders' meeting to vote on this matter is published or at the time when a material fact (fato relevante) was announced, whichever occurs earlier.

     Appraisal rights lapse 30 days after publication of the minutes of the shareholders' meeting that gave rise to such appraisal rights, except when the resolution is approved pending confirmation by the holders of preferred shares (such confirmation to be given at special meeting to be held within one year). In this event, such 30-day period for dissenting shareholders begins at the date of publication of the minutes of the shareholders' meeting. Within 10 days after expiration of the exercise period of appraisal rights, we are entitled to reconsider any resolution or decision that gave rise to such appraisal rights, in the event that the reimbursement of shares held by dissenting shareholders is deemed to have a negative impact on our financial stability.

     In any one of the situations explained above, shares would be redeemable at their net book value, based on the most recent balance sheet approved by shareholders. The reimbursement amount can only be lower than the net book value amount if it is based on the economic value of the enterprise, as determined by an appraisal process in accordance with Brazilian corporate law. If the shareholders' meeting that gave rise to such appraisal rights is held more than 60 days after the date of the most recently approved balance sheet, shareholders may require that the reimbursement value of their shares be calculated based on a new balance sheet dated up to 60 days prior to that shareholders' meeting.

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

     Transfers of shares by a foreign investor are made in the same way and executed by the investor's local Custodian on the investor's behalf.

     The Bovespa and clearing systems, such as member brokerage firms and banks, control Brazil's clearing house for equity of Brazilian listed companies, CBLC. Shareholders may choose, at their discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with the CBLC. Our shareholder registry indicates which shares are kept at the CBLC system.

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

     The concept of sale of control is defined by Brazilian corporate law and regulations as the direct or indirect: (i) transfer of (A) shares included in the controlling block or subject to a shareholders' agreement, or (B) securities convertible into voting shares; or (ii) assignment of shares and other securities subscription rights, or rights attached to securities convertible into shares, that may result in the disposal of control of a company.

Amendments

     Our by-laws were amended on December 17, 2008 to reflect the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without reduction of our capital stock (166,018 common shares still being held in treasury), as approved at our Extraordinary Shareholders' Meeting held on such date. In consequence, the caption of article 5 of our by-laws will now have the following wording: "Article 5 – The Company's Capital Stock comprises R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 14,942,685 shares, of which 5,772,435 are common and 9,170,250 are preferred shares, all registered book-entry shares with no par value".

     Article 13 of our by-laws was last amended after our Extraordinary Shareholders' Meeting held on June 17, 2008 to increase the maximum number of members of the Company's Board of Directors, from 11 to 13 members.

Disclosure of Shareholder Ownership

     Brazilian regulations establish that the controlling shareholders, directly or indirectly, and those shareholders who elected the members of the Board of Directors or Fiscal Council, if in operation, as well as any other person or group of persons acting together or representing the same interest and who directly or indirectly hold 5.0% or more of any type or class of shares in a publicly held company, disclose their respective shareholdings to the company. In the event that an acquisition results in a change of control of a company or of its administrative structure, as well as when the acquisition results in the obligation to tender a public offer, the acquirer of the control of such company shall publish a press release regarding the shareholdings, as required by Brazilian regulations. The officer of investor relations is responsible for transmitting the information to the CVM and the stock exchanges. Every 5.0% increment or disposal in shareholding must be similarly disclosed. See "Item 9. The Offer and Listing-Disclosure Requirements".

Material Contracts

     We are a party to a material contract with Telemar related to contact center services rendered by us to both Tmar and Oi, which was executed on November 30, 2004 and duly approved at Tmar's Extraordinary Shareholders' Meeting on December 17, 2004.

     The total amount of our net operating revenues derived from Telemar was R$906.6 million in 2008 and R$692.1 million in 2007, representing 51.1% and 50.7%, respectively, of our total revenues in those years. Our relationship with Telemar is currently comprised of several distinct and independent services, such as customer services for Telemar fixed line business, outbound telemarketing to attract additional mobile customers, customer service for prepaid and postpaid mobile users, technical support for broadband subscribers, and debt collection services.

     On April 1, 2004, Orbitall, one of Brazil's main credit card processing companies, executed an agreement with us, or the Orbitall Agreement, according to which we agreed to provide contact center services to the customers of Orbitall's clients, such as Citibank, Credicard, Itaucard, Banespa, Sodexo, VR Vales and Medial Saúde. So far, the Orbitall Agreement has accounted for a significant portion of our revenues (second only to the Telemar service agreement) and we expect it to be one of our main service agreements in the foreseeable future. The final term of our agreement with Orbitall was April 2009. Although we are still providing services to Orbitall under the terms previously agreed, the renewal of this contract is still under negotiations.

     See the reference to such material contracts as well as to their amendments in "Item 19. Exhibits".

BNDES Loan Agreement

     On June 20, 2007, the Company's Board of Directors approved the loan agreement of approximately R$216.7 million from BNDES (the Brazilian Development Bank) to the subsidiary TNL Contax S.A., as approved by the Executive Board of BNDES on May 22, 2007. Repayment will occur within a six-year settlement term, including a two year grace period, with an annual cost of TJLP (the Brazilian long-term interest rate) plus 2.0% .

     The funds are for increasing installed capacity, upgrading current facilities, training programs, improving service quality and productivity and investments in marketing activities, within the PROSOFT- Corporate (Software Industry and Correlated Services Development Program).

     In October 2007, the first tranche of the BNDES loan was provided in the amount of R$100 million, followed by additional tranches on the January 28, January 30, June 12 and November 18, 2008, in the amounts of R$40 million, R$10 million, R$61.8 million and R$4.9 million, respectively, totaling R$216.7 million.

Exchange Controls and Other Limitations Affecting Shareholders

     There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally requires, among other things, that the relevant investments be registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad could hinder or prevent the acting as custodian for the Depositary of the preferred shares underlying the ADSs, or holders who have exchanged ADSs for preferred shares from converting dividends, distributions or the proceeds from any sale of such preferred shares into U.S. dollars, as the case may be, and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs. See "Item 3. Key Information-Risk Factors-Risks Relating to the ADSs and the Preferred Shares".

     Foreign investors may register their investments under Law no. 4,131 or Resolution no. 2,689 of the CMN. Registration under Law no. 4,131 or under Resolution no. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution no. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20.0% or that restricts the disclosure of shareholder composition or ownership of investments ("Tax Haven").

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

  complete the appropriate foreign investor registration forms;

  obtain registration as a foreign investor with the CVM; and

  register their foreign investment with the Brazilian Central Bank.

     Securities and other financial assets held by the foreign investor pursuant to Resolution no. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or CVM or in registry, clearing and custody systems authorized by the Brazilian Central Bank or CVM. In addition, the trading of securities is restricted to transactions carried out in exchanges or in organized over-the-counter markets recognized by the CVM.

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

     To allow that dividends paid in reais be legally converted into U.S. dollars and remitted outside Brazil to holders of ADSs, the Brazilian Central Bank has issued an electronic certificate of foreign capital registration in the name of the Depositary, which is kept by the custodian on the Depositary's behalf. Pursuant to the electronic certificate of foreign capital registration, the custodian is allowed to convert, into foreign currency, dividends and other distributions denominated in reais with respect to the preferred shares represented by ADSs and remit the proceeds of such distributions outside Brazil to the Depositary, so that it can in turn forward such proceeds to the ADS holders of record.

     In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the Depositary's electronic certificate of foreign capital registration for five business days after the exchange, after which the holder must seek to obtain its own electronic certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, unless the preferred shares are held by a duly registered investor pursuant to Resolution no. 2,689 or unless a holder of preferred shares applies for and obtains a new certificate of registration, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares. Also, if not registered under Resolution no. 2,689, such holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a Tax Haven, the investor will also be subject to less favorable tax treatment. See "Item 3. Key Information. Risk factors — Risks relating to the ADSs and preferred shares — If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages" and "— Material tax considerations-Material Brazilian tax considerations".

     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors, in order to preserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See "Item 3. Key Information. Risk factors — Risks relating to Brazil".

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of shares or ADSs by a non-Brazilian holder. The following is a general discussion only, and therefore does not specifically address all of the Brazilian tax considerations applicable to any particular NonResident Holder. It is based upon the tax laws of Brazil as in effect on the date of this filing, which are subject to change, possibly with retroactive effect, and to differing interpretations, which may result in different tax consequences from those described below.

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

Distribution of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on capital of the Company as an alternative form of making dividend distributions. The rate of interest may not be higher than the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed the greater of (i) 50.0% of net income (after social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as shareholders' interest on equity) for the year in respect of which the payment or credit is made or (ii) 50.0% of retained earnings for the year prior to the year in respect of which the payment or credit is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of a Company's Board of Directors.

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

Taxation of Gains Outside Brazil

     According to Law No. 10,833 of December 29, 2003, capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to Brazilian residents, are subject to taxation in Brazil. In this sense, if the shares are disposed of by a Non-Brazilian Holder, as they are defined as assets located in Brazil, such holder will be subject to income tax on the gains assessed, following the rules described below, whether the disposition is conducted in Brazil or abroad and with a Brazilian resident or not.

     Regarding ADSs, although the matter is not free from doubt, the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another Non-Brazilian Holder would not be taxed in Brazil, based on the theory that ADSs do not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you that Brazilian courts would adopt this theory. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or possibly even to a Non-Brazilian Holder) may be subject to income tax in Brazil in the event that courts determine that ADSs would constitute assets located in Brazil.

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

     Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate of 15.0% or, if the investor is located in a Tax Haven, 25.0% . Brazilian Law no. 10,833 requires the purchaser of our shares outside Brazil or its attorney-in-fact in Brazil to withhold the income tax. A disposition of shares can only occur abroad if an investor decides to cancel its investment in ADSs and register the underlying shares as a direct foreign investment under Law no. 4,131.

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

     Under Brazilian law, the tax consequences of an investment in Brazil will depend on the type of the investment and the domicile of the investor. Generally, a Non-Brazilian Holder may invest in Brazil in accordance with CMN Resolution no. 2,689 (a "2689 Investment") or with Law no. 4,131 (a "4131 Investment"). In order for a Brazilian investment by a Non-Brazilian Holder to qualify as a 2689 Investment, the Non-Brazilian Holder must appoint a Brazilian custodian for its investment, register its investment with the Central Bank, and satisfy certain other requirements. An investment in shares by a Non-Brazilian Holder that is registered with the Central Bank but that is not a 2689 Investment may be classified as a 4131 Investment.

     Gain realized by a Non-Brazilian Holder on the disposition of shares held as a 2,689 Investment on the Bovespa (which includes the transactions carried out on the organized over-the-counter market) is not subject to Brazilian income tax, unless the Non-Brazilian Holder is organized under the laws or a resident of a Tax Haven, in which case such gain is subject to income tax at a rate of 15.0% . Gain realized by a Non-Brazilian Holder on the disposition of shares held as a 2689 Investment that is not carried out on the Bovespa is subject to Brazilian income tax at a rate of 15.0% .

     In all cases other than a 2689 Investment (including a 4131 Investment), gain realized by a Non-Brazilian Holder on the disposition of shares to a Brazilian resident, whether or not carried out on the Bovespa, is subject to Brazilian income tax at the rate of 15.0%, except for dispositions that are not carried out on the Bovespa by a Non-Brazilian Holder organized under the laws or a resident of a Tax Haven, which are subject to tax at a rate of 25.0% .

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

Tax on Foreign Exchange and Financial Transactions

     Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions, or "IOF/Exchange Tax," on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As from January, 2008, IOF/Exchange Tax rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although the zero percent rate still applies in some cases, such as: (i) inflow and outflow related to transactions carried out on the Brazilian stock exchange by 2,689 Holders; and; (ii) payment of dividends and interest on shareholders’ equity related to the investment mentioned under item (i) above.

     Notwithstanding these rates in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

     Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions involving Bonds and Securities, or "IOF/Bonds Tax," due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common or preferred shares and common and preferred ADSs (if applicable) is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent there is a gain realized on the transaction and only on a prospective basis.

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

     As a general rule, until December 31, 2007, transactions carried out in Brazil that resulted in the transfer of funds from an account maintained with a Brazilian financial institution were subject to the Temporary Contribution on Financial Transactions (“CPMF Tax”), at the rate of 0.38% . However, as of January 1, 2008, the CPMF Tax is no longer in force, and should not be levied on any debit to bank accounts carried after that date.

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

     This discussion deals only with preferred shares or ADSs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, or persons liable for alternative minimum tax. Furthermore, this discussion does not purport to deal with persons who own, directly or indirectly, 10.0% or more of the total combined voting power of all classes of our stock entitled to vote or 10.0% or more in value of our outstanding stock. Holders should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the ownership and disposition of preferred shares or ADSs arising under the laws of any other taxing jurisdiction.

     This summary assumes that we are not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. See the discussion under "— U.S. Holders — Passive Foreign Investment Company ("PFIC") Rules" below.

U.S. Holders

     A U.S. Holder is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes: a citizen or resident of the United States, a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be subject to tax as a U.S. person.

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

Receipt of Distributions

     For U.S. federal income tax purposes, a U.S. Holder generally will recognize, to the extent of our current and accumulated earnings and profits, dividend income on the receipt of cash dividends on preferred shares equal to the U.S. dollar value of such dividends on the date of receipt (with the value of the dividends computed before reduction for any withholding tax or other applicable Brazilian tax paid). Amounts distributed in excess of our earnings and profits will decrease (but not below zero) a U.S. Holder's adjusted tax basis in the preferred shares, and any remaining amount of the distribution will be taxed as gain from the sale or exchange of the preferred shares.

     Subject to certain exceptions for short-term positions, the amount of dividends received by certain U.S. Holders (including individuals but not corporations) prior to January 1, 2011 with respect to our ADSs or preferred shares will be subject to taxation at a maximum rate of 15.0% if the dividends represent "qualified dividend income". Dividends paid on our ADSs or preferred shares will be treated as qualified dividend income if the ADSs or preferred shares are readily tradable on an established securities market in the United States and we are not a PFIC (as discussed below). Under current guidance issued by the IRS, our ADSs should qualify as readily tradable on an established securities market in the United States as long as they are listed on the NYSE, but no assurances can be given that our ADSs will be or will remain readily tradable under future guidance. Currently, dividends paid with respect to ADSs, but not to preferred shares held directly by U.S. Holders, should constitute "qualified dividend income".

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

     Distributions to U.S. Holders that are treated as dividends generally will be treated as income from sources outside the United States, and generally will be foreign source "passive" income for foreign tax credit purposes. Subject to the requirements and limitations imposed by the Code and the Treasury Regulations thereunder, a U.S. Holder may elect to claim any Brazilian tax withheld or paid with respect to any dividends distributed on shares as a foreign tax credit against the U.S. federal income tax liability of the U.S. Holder. In addition, subject to certain limitations, U.S. Holders who do not elect to claim the foreign tax credit may claim a deduction for any Brazilian tax withheld or paid with respect to shares. Complex rules determine the availability of the foreign tax credit, and U.S. Holders should consult their tax advisors to determine whether and to what extent U.S. Holders may claim foreign tax credits.

     Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position, that the preferred shares should be treated as "common stock" within the meaning of Section 305 of the Code. If the preferred shares are treated as "common stock" for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such "common stock" or preemptive rights relating to such "common stock" with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of Section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holder's gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale, Exchange or Other Taxable Disposition of Preferred Shares

     Upon a sale, exchange or other taxable disposition of preferred shares, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder's adjusted tax basis in the preferred shares so sold, exchanged or otherwise subject to disposition. Any gain or loss recognized will generally be capital gain or loss, and the capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held or is treated as having held the preferred shares for more than one year at the time of such sale, exchange or other taxable disposition. Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. The gain or loss from the sale or other disposition of shares will generally be treated as income from sources within the United States for foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of preferred shares, a U.S. Holder may not be able to claim a foreign tax credit for Brazilian tax imposed on the gain unless it has other income from foreign sources against which it can appropriately apply the credit.

Passive Foreign Investment Company ("PFIC") rules

     Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the preferred shares to be considered shares of, a PFIC for U.S. Federal income tax purposes. In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75.0% of such corporation's gross income is passive income or at least 50.0% of the value of such corporation's assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Subject to certain exceptions, once a U.S. Holder's preferred shares are treated as shares in a PFIC, they remain shares in a PFIC. Dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.

     If, contrary to our belief, we were treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (i) gain realized on the sale or other disposition of preferred shares and (ii) any "excess distribution" by us to the U.S. Holder (generally, any distribution during a taxable year that exceed 125.0% of the average annual taxable distribution the U.S. Holder received on the preferred shares during the preceding three taxable years or, if shorter, the U.S. Holder's holding period for the preferred shares). Under those rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the preferred shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, and (iii) the amount allocated to each other year (with certain exceptions) would be subject to tax at the highest U.S. federal income tax rate in effect for that year, and an additional amount equal to the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

     A U.S. Holder that owns preferred shares during any year we are a PFIC must file IRS Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares, provided that the preferred shares constitute "marketable stock" as defined in Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of preferred shares in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder's basis in preferred shares would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. Another election to treat us as a qualified electing fund would not be available because we do not currently plan to provide U.S. Holders with information sufficient to permit U.S. Holders to make such election.

Non-U.S. Holders

     A Non-U.S. Holder is a holder of our preferred shares or ADSs who is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

     Non-U.S. Holders will generally not be subject to U.S. federal income or withholding tax on dividends received from us with respect to preferred shares, unless such income is considered effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States).

     Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gain recognized upon the sale, exchange or other taxable disposition of preferred shares unless the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States) or such Non-U.S. Shareholder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. federal income tax on the sale, exchange or other taxable disposition as if such Non-U.S. Holder were a U.S. Holder, as described above. If the second exception applies, then the Non-U.S. Holder will generally be subject to U.S. federal income tax at a rate of 30.0% on the amount by which such Non-U.S. Holder's U.S. source capital gains exceed such Non-U.S. Holder's U.S. source capital losses.

     In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends paid in respect of shares to non-corporate U.S. Holders or the proceeds received on the sale, exchange or redemption of shares by non-corporate U.S. Holders, and such amounts may be subject to U.S. backup withholding tax (currently at a rate of 28.0%) . Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or comes within certain enumerated categories of persons and, when required, demonstrates this fact or (ii) furnishes a correct taxpayer identification number and makes certain other required certifications. Generally, a U.S. Holder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or other substitute form. A U.S. Holder that is required to but does not furnish us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Non-U.S. Holders will generally not be subject to United States information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of their non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

     HOLDERS OF PREFERRED SHARES OR ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSS ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Documents On Display

     You may read and copy the reports and other information we file with the Securities and Exchange Commission, including this annual report and the exhibits thereto, at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission's regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 3 World Financial Center, Room 4300, New York, New York 10281. You may also obtain copies of these materials by mail from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. You may also access our annual reports and some of the other information we file with or submit to the Commission electronically through the Commission's website at www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Virtually none of our revenues or costs are exposed to foreign currency fluctuations since they are not directly or indirectly pegged to the U.S. dollar or any other foreign currency. We have some exposure to foreign exchange risk as a portion of our capital expenditures is comprised of investments in technology equipment which, while not denominated in foreign currencies, are indirectly impacted by the changes in exchanges rates as they contain imported parts. In 2008, approximately 56.0% of our capital expenditures included such equipment.

     The interest rates risk arises from the possibility of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to financings raised in the market. The Company continuously monitors the market interest rates with the purpose of evaluating the possible need of hiring operations to protect itself against the volatility risk of these rates. If interest rates increased by 1.0% the additional amount of annual interest expense would increase by R$1,408 thousand.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Pursuant to the Reverse Stock Split, our shareholders approved the reverse split of all shares representing the Company's capital stock at the ratio of twenty (20) shares for one (1) share of the same type. See "Item 4 –Information on the Company History and Organizational Structure– Reverse Stock Split".

Item 15. Controls and Procedures

Disclosure Controls and Procedures

     As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures of Company assets are made only in accordance with management and directors' authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

     Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

Attestation Report of the Registered Public Accounting Firm

     See report of PricewaterhouseCoopers Auditores Independentes, an Independent Registered Public Accounting Firm included under ''Item 18. Financial Statements'', on page F-1 and F-1B.

     The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, the Company's registered independent accounting firm, which opinion is stated in their report, included herein.

Changes in Internal Controls

     There has been no change in the Company's internal controls over financial reporting during the Company's fiscal year ended December 31, 2008 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     We are not subject to any listing standards that require us to form an audit committee pursuant to the Sarbanes-Oxley Act or a board of auditors formed pursuant to local laws that could substantially discharge the duties of an audit committee formed pursuant to the Sarbanes-Oxley Act. See "Item 6. Directors, Senior Management and Employees — Fiscal Council (Conselho Fiscal)". As a result, we have not identified a member to our Board of Directors who would qualify as an audit committee financial expert.

Item 16B. Code of Ethics

     The Company has adopted a Code of Ethics that applies to its Directors, Officers, managers, controlling shareholders and members of the Fiscal Council in accordance with CVM rules satisfying the requirements of Brazilian Law. A copy of this Code of Ethics is incorporated herein by reference to Exhibit 11.1 to the Company's Registration Statement on Form 20-F filed on August 10, 2005. The Company's Code of Ethics does not address all of the principles set forth by the SEC in Section 406 of the Sarbanes-Oxley Act. However, it does contain many of the principles set forth in the SEC's definition of a Code of Ethics, including standards that are (i) reasonably designed to promote full, fair, accurate and timely disclosure in reports and documents that the Company files with, or submits to, the SEC, and (ii) reasonably designed to deter certain wrongdoing, principally the prohibition against trading on inside information. Since the adoption of its Code of Ethics, Contax has not granted any implicit or explicit waivers from any provision thereof to the officers described above.

Item 16C. Principal Accountant Fees and Services

     Fees for professional services provided by PricewaterhouseCoopers Auditores Independentes, the Company's independent registered public accounting firm in each of the last two fiscal years in each of the following categories are as follows:

	Total Fees

	2008	2007

	(in thousands of reais)
Audit Fees(1)	882	601

Total	882	601

____________

(1)	Audit Fees for the years ended December 31, 2008 and 2007 consist of fees billed for professional services rendered for the audits and reviews of the consolidated financial statements of the Company and other services normally provided in connection with statutory and regulatory filings. The audit fees include expenses related to compliance with SOX.

Pre-approval of Policies and Procedures

     Our Board of Directors is currently responsible for the oversight of our independent auditor's work. Our Board of Directors' policy is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu and, with respect to IFRS, PricewaterhouseCoopers. These services may include audit services, audit-related services, tax services and other services, as described above. In such an event, the Board of Directors sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services. The Board of Directors has designated its chairman, currently Mr. Fernando Antônio Pimentel Melo, to issue such pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

     During 2006 and 2007, the Company implemented three different buyback programs, which resulted in the repurchase of 719.0 thousand common shares and 2,705.0 thousand preferred shares. Of these totals, 544.0 thousand common shares and all of the 2,705.0 thousand preferred shares were cancelled, with the remaining 175.0 thousand common shares being held in treasury without reducing the Company's capital stock.

     On September 2008, the Company approved a forth buyback program of approximately R$40 million. By the end of September, we had completed the program and repurchased 52,337 common and 861,664 preferred shares. All of these shares were canceled in January 2009, resulting in a Company's stock capital of 14,942,685 shares, comprised of 5,772,435 common and 9,170,250 preferred.

 On September 2008, the Company approved a forth buyback program of approximately R$40 million. By the end of September, we had completed the program and repurchased 52,337 common and 861,664 preferred shares. All of these shares were canceled in January 2009, resulting in a Company's stock capital of 14,942,685 shares, comprised of 5,772,435 common and 9,170,250 preferred.

     Altogether, the Company invested R$201 million in all of its buyback programs, of which R$41 million were invested in 2006, R$120 million in 2007 and R$40 million in 2008.

	Total Number of Shares Purchased		Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Programs		Maximum Number of Shares That Could Have Been Purchased Under the Programs

Periods in 2008	Preferred	Common	Preferred	Common	Preferred	Common	Preferred	Common

January 1 to 31	—	—	—	—	—	—	—	—
February 1 to 29	—	—	—	—	—	—	—	—
March 1 to 31	—	—	—	—	—	—	—	—
April 1 to 30	—	—	—	—	—	—	—	—
May 1 to 31	—	—	—	—	—	—	—	—
June 1 to 30	—	—	—	—	—	—	—	—
July 1 to 31	—	—	—	—	—	—	—	—
August 1 to 31	—	—	—	—	—	—	—	—
September 1 to 30	861,664	52,337	42.00	52.50	861,664	52,337	978,452	52,337
October 1 to 31	—	—	—	—	—	—	—	—
November 1 to 30	—	—	—	—	—	—	—	—
December 1 to 31	—	—	—	—	—	—	—	—

Total	861,664	52,337	42.00	52.50	861,664	52,337	0*	0

*the program was terminated and no more shares can be bought pursuant to it.
** Numbers are shown in the grouped (ratio 20:1) format for comparison purposes.

PART III

Item 17. Financial Statements

   We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

   See pages F-1 through F-60.

Item 19.	Exhibits

No.	Description

1.1	By-laws of Contax Holding as of December 17, 2008.

2.1	Deposit Agreement, dated as of August 12, 2005, among Contax Holding, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 20-F filed on June 29, 2006).

4.1	Services Agreement, dated November 30, 2004, among Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 20-F filed on August 10, 2005).

4.2	First Amendment, dated December 29, 2004, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. dated November 30, 2004. (Incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F filed on June 29, 2006).

4.3	Second Amendment, dated October 18, 2005, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. dated November 30, 2004. (Incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F filed on June 29, 2006).

4.4	Third Amendment, dated May 1, 2007, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. dated November 30, 2004. (Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form 20-F filed on June 29, 2007).

4.5	Fourth Amendment, dated April 28, 2008, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. dated November 30, 2004.

4.6	Fifth Amendment, dated September 4, 2008, to the Services Agreement between Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. dated November 30, 2004.

4.7	Contact Center Services Agreement, dated April 1, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 20-F filed on August 10, 2005)

4.8	Amendment, dated May 28, 2004, to the Contact Center Services Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 20-F filed on August 10, 2005).

4.9	Amendment, dated September 27, 2004, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form 20-F filed on August 10, 2005).

4.10	Amendment, dated September 27, 2004, to Temporary Service Agreement and Other Matters between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form 20-F filed on August 10, 2005).

No.	Description

4.11	Amendment, dated October 1, 2004, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form 20-F filed on June 29, 2007).

4.12	Amendment, dated April 1, 2005, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form 20-F filed on June 29, 2007).

4.13	Amendment, dated May 10, 2006, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form 20-F filed on June 29, 2007).

4.14	Amendment, dated December 29, 2006, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.12 to the Company's Registration Statement on Form 20-F filed on June 29, 2007).

4.15	Amendment, dated September 11, 2007, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A.

4.16	Amendment, dated January 08, 2008, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A.

4.17	Amendment, dated April 25, 2008, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A.

8.1	List of Subsidiaries.

11.1	Code of Ethics of Contax Holding. (Incorporated by reference to Exhibit 11.1 to the Company's Registration Statement on Form 20-F filed on August 10, 2005).

12.1	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002. (Filed herewith)

12.2	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002. (Filed herewith).

13.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith).

SIGNATURES

     Contax Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTAX PARTICIPAÇÕES S.A.

By: /s/ Francis James Leahy Meaney
Name: Francis James Leahy Meaney
Title: Chief Executive Officer

Dated: June 29, 2009

Contax Participações S.A.

Consolidated and Combined Financial Statements at December 31, 2008 and 2007 and for the two years in the period ended December 31, 2008 and Report of Independent Registered Public Accounting Firm.

Table of contents:

Contax Participações S.A.
Financial Statements as of and for the
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Contax Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Contax Participações S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Auditores Independentes
Rio de Janeiro, Brazil
June 30, 2009

F-1B

Contax Participações S.A.

Consolidated Balance Sheet as of December 31
In thousand of reais

Assets	Notes	2008	2007	Equity – Capital and reserves	Notes	2008	2007

Non-current assets				Capital and reserves
Property and equipment	12	307,700	274,559	Issued capital	17	223,873	223,873
Intangible assets	13	84,467	67,976	Reserves	18	136,383	77,320
Judicial deposits	22	35,338	17,787	Treasury shares	19	(49,848)	(10,913)
Recoverable taxes	10.2	7,269	5,568	Retained earnings	20	8,569	6,725

Deferred income and social contribution tax assets	10.3	32,430	26,909
Other assets		18,652	12,567			318,977	297,005

				Minority interest		2,079

		485,856	405,366

						321,056	297,005

Current assets
Trade and other receivables	15	102,134	84,863	Non-current liabilities
Recoverable taxes	10.2	1,944	991	Borrowings	21	203,750	100,060
Other receivables		8,573	6,070	Taxes payable	10.2	1,787	2,391
Cash and cash equivalents	16	355,928	240,310	Obligations under finance leases	23	9,884	25,970

				Provision for contingencies	22	64,151	46,860
		468,579	332,234	Deferred revenue
				Other non-current liabilities		94	44

						279,666	175,325

				Current liabilities
				Trade and other payables		76,847	72,466
				Borrowings	21	14,219	300
				Payroll and related charges	24	181,924	143,349
				Obligations under finance leases	25	16,086	18,218
				Taxes payable	10.2	22,272	14,163
				Dividends and interest on capital payable	20	23,311	14,271
				Amounts payable to shareholders for reverse split of shares	17(i)	16,850
				Other payables		2,204	2,503

						353,713	265,270

						633,379	440,595

Total assets		954,435	737,600	Total equity and liabilities		954,435	737,600

The accompanying notes are an integral part of these consolidated financial statements.

Contax Participações S.A.

Consolidated Income Statement
For the Years Ended December 31
In thousands of reais

	Notes	2008	2007

Continuing operations
Revenue	5	1,774,728	1,365,815
Cost of services	7	(1,507,603)	(1,174,106)

Gross profit		267,125	191,709

Finance income	6	32,547	16,647
Selling, general and administrative expenses	7	(119,772)	(86,755)
Finance costs	9	(32,597)	(20,193)
Other operating income (expenses), net	8	(18,626)	(15,579)

Profit before tax		128,677	85,829

Income tax and social contribution:	10.1	(45,848)	(28,087)

Profit for the year		82,829	57,742

Attributable to:
Minority interest		3	-
Equity holders of the parent		82,826	57,742

Earnings per share
Basic earnings per share
Common shares	11.1	3.89	3.51
Preferred shares	11.1	6.22	3.51

Diluted earnings per share
Common shares	11.2	3.89	3.36
Preferred shares	11.2	6.22	3.51

The accompanying notes are an integral part of these consolidated financial statements.

Contax Participações S.A.

Consolidated Statement of Changes in Equity
For the Years Ended December 31
In thousands of reais

	Note	Share capital	Capital reserve on share subscripiton	Legal	Statutory	Unrealized reserve	Treasury shares	Retained earnings/ (accumulated losses)	Total	Minority interest	Total

Balance at January 1, 2007		223,873	9,386	8,146	110,711	17,219	(780)	2,967	371,522		371,522
Profit for the year								57,742	57,742		57,742
Acquisition of own shares	19						(119,317)		(119,317)		(119,317)
Cancelation of own shares	19				(108,580)		108,580
Sale of treasury shares	19		(132)				604		472		472
Allocation of the net income for the year:
Legal reserve	18.2			2,699				(2,699)
Statutory reserve	18.3				38,464			(38,464)
Unrealized profit reserve	18.4					12,044		(12,044)
Payment of dividends (R$ 0,85 per thousand shares)	20					(12,637)		(777)	(13,414)		(13,414)

Balance at December 31, 2007		223,873	9,254	10,845	40,595	16,626	(10,913)	6,725	297,005		297,005

Acquisition of own shares	19						(38,935)		(38,935)		(38,935)
Dividends lapsed	18.1		28						28		28
Profit for the year								82,826	82,826	3	82,829
Allocation of the net income for the year:
Legal reserve	18.2			4,620				(4,620)
Statutory reserve	18.3				54,415			(54,415)
Payment of dividends (R$ 0,85 per thousand shares)	20							(21,947)	(21,947)		(21,947)
Minority interest										2,076	2,076

Balance at December 31, 2008		223,873	9,282	15,465	95,010	16,626	(49,848)	8,569	318,977	2,079	321,056

The accompanying notes are an integral part of these consolidated financial statements.

Contax Participações S.A.

Consolidated Cash Flow Statement
For the Years Ended December 31
In thousands of reais

	2008	2007

Cash flows from operating activities
Profit for the year	82,829	57,742
Adjustments to reconcile net income:
Depreciation and amortization	118,043	100,610
Provision for doubtful accounts		4,021
Deferred income tax and social contribution	(5,002)	3,637
Impairment of goodwill	1,788
Contingencies and other provisions	16,401	14,097
Loss (gain) on sale of permanent assets	123	(67)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(17,271)	(35,016)
(Increase) decrease in recoverable taxes	(2,654)	3,195
(Increase) in other assets	(8,588)	(1,115)
Increase in payroll and related accruals	38,576	30,967
Increase in trade and other payables	4,381	24,705
Increase (decrease) in payable taxes	7,505	(1,512)
Increase (decrease) in other liabilities	16,601	1,273
Interest acrrued	2,044	639

Net cash provided by operating activities	254,776	203,176

Cash flows from investing activities
Proceeds from sale of property and equipment	130	99
Additions to property, equipment and intangible assets	(167,930)	(133,418)
Judicial deposits	(17,550)	(9,502)

Net cash used in investing activities	(185,350)	(142,821)

Cash flows from financing activities
Payment of capital lease	(18,218)	(21,027)
Proceeds from short-term borrowings	13,041
Proceeds from long-term borrowings	103,690	100,060
Payment of dividends, net of dividends lapsed	(13,386)	(11,532)
Share buyback	(38,935)	(119,317)
Proceeds from sale of treasury stock		472

Net cash provided by (used in) financing activities	46,192	(51,344)

Increase in cash and cash equivalents	115,618	9,011

Cash and cash equivalents at beginning of period	240,310	231,299

Cash and cash equivalents at end of period	355,928	240,310

	115,618	9,011

The accompanying notes are an integral part of these consolidated financial statements.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

1 General Information and Adoption of IFRS in 2008

1.1 General information

Contax Participações S.A. (the “Company”), established on July 31, 2000, is a publicly-held company, listed in Brazil (BOVESPA) and in the United States of America (NYSE), registered corporate purpose of which is to hold interests in other commercial enterprises and civil entities as a partner, shareholder or quotaholder in Brazil or abroad. It is incorporated and domiciled in Rio de Janeiro, Brazil, and the address of its registered office is Rua do Passeio, 48/56.

The Company has (i) as wholly-owned subsidiary, TNL Contax S.A. (“TNL Contax”), a contact center service provider, whose purpose is to provide tele-assistance services in general and (ii) as indirect subsidiary, TODO BPO e Soluções em Tecnologia S.A. (“TODO”), an information technology company, whose purpose is to provide information technology services. The Company and its subsidiaries are together referred to herein as the “Group” or “we”.

(i) TNL Contax

TNL Contax, is a privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

(ii) TODO

TODO was established in September 2008 to effect the acquisition of the total capital of Colabora BPO e Soluções em Tecnologia S.A., for a consideration of R$ 2,094. In October 2008 the Company further increased its investment in TODO by R$ 8 million and merged the acquired company with TODO (see Note 14). TODO is a privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the management of full or partial value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

These consolidated financial statements were approved by the board of directors and authorized for issue on June 29, 2009.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

1.2 Adoption of IFRS in 2008

The accounting policies applied by the Group were changed retroactively as from January 1, 2007 (the “transition date”), to comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the first consolidated financial statements of the Group that have been prepared in accordance with IFRS. The transition to IFRS was accounted for in accordance with IFRS1 “First time adoption of International Financial Reporting Standards”.

IFRS 1 requires an entity to comply with all accounting pronouncements effective at the reporting date (which in the case of the Group is December 31, 2008) for its first IFRS financial statements, since transition date.

IFRS 1 provides limited exemptions from these requirements in specified areas where the cost of complying with them would likely exceed the benefits of information provided to the users of financial statements. IFRS 1 also prohibits retrospective application of certain IFRS requirements in some areas, particularly where retrospective application would require judgments by management about past conditions.

The Group did not use any of the exemptions available in IFRS 1.

The Group’s consolidated financial statements as of and for the year ended December 31, 2008, filed with the Brazilian securities commission (Comissão de Valores Mobiliários - CVM) have been prepared in accordance with the accounting practices adopted in Brazil (“BR GAAP”). The changes in the accounting policies as a consequence of the transition to IFRS are described in the Note 30 as are the reconciliations of the Group’s consolidated financial statements prepared in accordance with BR GAAP and IFRS.

2 Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the IASB. They have been prepared under the historical cost convention, as modified by revaluation of financial instruments (including derivatives) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

3 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board or “IASB”. The principal accounting policies applied in the preparation of these consolidated financial statementsare set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

3.1 Consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group and are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

3.2 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group sells telemarketing, contact center and credit recovery services to other companies. These services are provided on a time, position or performance basis or as a fixed-price contract.

Revenue from telemarketing and contact center services is recognised under the percentage-of-completion method. For time contracts the stage of completion is measured on the basis of hours delivered. For position contracts, the stage of completion is measured on the basis of how many contact center positions were utilized by the client.

Revenue from credit recovery services are recognized based on the fee percentage agreed with the client over the recovered credits and the client’s confirmation of such recovered credits.

If circumstances arise that may change the original estimates of revenues, costs or extent of progress toward completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in income in the period in which the circumstances that give rise to the revision become known by management.

3.3 Costs and expenses

The operating costs and expenses are recorded on an accrual basis and pertain mainly to personnel expenses.

3.4 Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the commencement of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as expenses on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

3.5 Share-based payments

Share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 26.

The fair value determined at the grant date of the share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period.

3.6 Finance income and finance costs

Finance income and finance costs pertain mainly to interest and inflation restatement resulting from financial investments loan contracts and leasing contracts, all recorded on an accrual basis.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

3.7 Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Provisions for deferred and payable income tax and social contribution and tax credit on temporary differences are established at the composite base rate of 34%, comprised of a 25% federal income tax rate plus a 9% social contribution rate.

Prepaid income tax and social contribution are recorded as “Recoverable taxes.”

3.7.1 Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3.7.2 Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their corresponding tax bases used, and is computed using the balance sheet liability method. However, deferred income tax is not accounted for if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and is only recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Deferred tax assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

3.8 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with an original maturity of three months or less, and banks overdrafts.

3.9 Trade receivables

Trade receivables are recognized initially at fair value which generally represents invoiced amounts and subsequently at outstanding amounts less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence, in addition to whatever guarantees may have been provided by the client, that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses”. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against “Selling, general and administrative expenses” in the income statement.

3.10 Judicial deposits

The Group questions, in some situations, the legality and/or applicability of certain liabilities and/or lawsuits filed against the Group. Pursuant to these questionings, following the court orders or management’s strategy, amounts may be deposited in specific bank accounts under the Group’s name. Such deposits do not settle the disputed amounts, but entitle the Group to carry the questioning processess. In these situations, although the deposits are still assets of the Group which are inflation restated, the amounts are only realeased upon receipt of a favourable ultimate unappealeble court decision. Judicial deposits are considered to be investing activities for cash flow statement purposes.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

3.11 Property and equipment

Property and equipment held for use in the supply of services, or for administrative purposes, are stated in the balance sheet at original cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses, when applicable.

Property and equipment are depreciated using the straight-line method over the useful lives of the related assets. Given the complex nature of our telecommunications and IT systems, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and practices in our business sector, which could cause early obsolescence of such systems. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

3.12 Intangible assets

Intangible assets represent principally software, and are reported at cost less accumulated amortization and accumulated impairment losses. Amortization is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

3.13 Impairment of non-financial assets

Assets that have indefinite useful lives, such as goodwill, are not amortized but tested for impairment at least annually. In addition, at each balance sheet date, the Group reviews its long-lived non-financial assets (such as property and equipment and intangible assets), to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, in connection with events or changes in circumstances that indicate that the carrying amounts of those assets may not be recovered, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

Recoverable amount is the higher of the asset or group of assets fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss. Impairment loss recognized on goodwill is never reversed in subsequent periods.

3.14 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs. Subsequently, borrowings are accounted for at amortized cost, with interest recognized in income over the borrowing period using the effective interest rate method (Note 21).

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made for the amount of the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

3.16 Payroll and related charges

The amounts relate to vacation payable to employees and are recognized on a monthly basis in proportion to the twelve month acquisition period thereof.

The subsidiary TNL Contax has a profit sharing program, for all of its employees, pursuant to an agreement entered into with FITTEL - Interstate Federation of Employees of Telecommunications Companies. This profit sharing program, in which all the employees take part, is based on increasing operating gains and individual performance and the amounts recognized are based on the achievement of such performance targets.

3.17 Trade payables

Trade payables are initially recognized at fair value which generally represents invoiced amounts.

3.18 Financial assets

3.18.1 Classification

The Group classifies its financial assets in the loans and receivables category. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade and other receivables’ in the balance sheet

3.18.2 Recognition and measurement

Loans and receivables are carried at amortized cost using the effective interest method. The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

3.19 Financial liabilities and equity instruments issued by the Group

3.19.1 Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

3.19.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

3.19.3 Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit & loss or ‘other financial liabilities’.

3.19.4 Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

3.20 Segment information

The Group has one business segment: providing tele-assistance services in general, and operates in one geographical area.

3.21 Dividends distribution

Dividends distribution to the Company’s shareholders is recognized as a liability in the period in which the dividends are approved by the Company’s shareholders.

4 Critical Accounting Estimates and Assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

4.1 Provision for contingencies

The preparation of our consolidated financial statements requires us to make estimates and assumptions regarding contingencies that affect our overall financial condition or relate to the changes in the actual value of liabilities at the date of the financial statements and accounting for the expenses arising during the reported period. Such contingencies include those related to the legal proceedings discussed in Note 23 to our consolidated financial statements.

Provisions for contingencies are recognized for the amounts of probable losses determined by management based on legal advice from our in-house and external legal counsel regarding the outstanding contingent matters. We continuously evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact our estimates, which in turn could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provisions for contingencies are adequate, there can be no assurance that these factors will not change in the future.

4.2 Deferred and recoverable income tax and social contribution

We record deferred tax assets arising from temporary differences between the accounting bases of assets and liabilities and their tax bases. Deferred tax assets are recognized to the extent the Group expects to generate sufficient future taxable profit based on projections and forecasts prepared by the Group’s management. These projections and forecasts include several assumptions related to the performance of the Group, exchange rates, service volumes, tax rates and other factors that could differ from current estimates.

There is no time limit for the use of tax losses according to current Brazilian tax regulations. However, accumulated tax losses may be offset up to 30.0% of the annual taxable profit.

5 Revenue

5.1 Information about major customers

Included in total revenue of R$ 1,774,728 for the year ended December 31, 2008 (2007 - R$ 1,365,815) we have recognized revenues of R$ 906,917 (2007 - R$ 692,074) resulting from sales to the Group’s largest customer.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

6 Finance Income

	2008	2007

Interest revenue
Bank deposits (i)	30,345	15,681
Interest and inflation restatement on escrow deposits	1,599	492
Other	603	474

	32,547	16,647

(i)	Finance income with bank deposits was higher in 2008 due to increase in the average amount of funds available for investments, mainly deriving from receipts of tranches related to BNDES financing between October 2007 and June 2008, totaling R$ 211,826 thousand.

7 Cost of Services Rendered and Operating Expenses

	2008

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	1,110,073	55,919	1,165,992
Third-party services (ii)	207,667	31,995	239,662
Depreciation	105,302	12,740	118,042
Facilities (iii)	72,820	1,915	74,735
Marketing, sponsorship and donation		16,747	16,747
Other	11,741	456	12,197

	1,507,603	119,772	1,627,375

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

	2007

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	863,257	42,822	906,079
Third-party services (ii)	158,276	23,956	182,232
Provision for impairment of trade
accounts receivable		4,033	4,033
Depreciation	93,630	7,010	100,640
Facilities (iii)	49,423	1,436	50,859
Marketing, sponsorship and donation		7,171	7,171
Other	9,520	327	9,847

	1,174,106	86,755	1,260,861

(i)	Personnel cost has presented an increase due to the growth of the business volume. The Group provisioned for its 2008 profit sharing program the amount of R$ 22,544 thousand (R$ 15,483 thousand in 2007) as negotiations had not been concluded with FITTEL. The management carried out the provision taking into account its best estimate to conclude the negotiations, verifying the background of previous negotiations, technical analysis and the current status of this negotiation.

(ii)	The third-party services in “Cost of Services” refer mainly to expenses with workstation maintenance and data processing, while the third-party services considered as “Selling, general and administrative expenses” refer to expenses with consulting services, traveling, legal advice and others.

(iii)	Basically, represent expenses with property rental and contact center operating infrastructure.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

8 Other Operating Income (Expenses), Net

	2008	2007

Other Operating Income
Reversals of contingencies (Note 22)	4,186	14,675
Penalty on overdue accounts	537
Recovered expenses	814	318

	5,537	14,993

Other Operating Expenses
Provision for contingencies (Note 22)	(17,425)	(24,783)
IPTU (i)	(2,402)	(2,108)
Other (ii)	(4,336)	(3,681)

	(24,163)	(30,572)

	(18,626)	(15,579)

(i)	IPTU - municipal tax paid on property.

(ii)	Includes impairment of goodwill of R$ 1,788 thousand in 2008 (Nil in 2007).

9 Finance Costs

	2008	2007

Interest and inflation restatement on other liabilities	(92)	(87)
CPMF		(6,903)
Interest and inflation restatement of contingencies	(7,274)	(4,683)
Interest on BNDES financing (Note 21) (i)	(16,520)	(2,249)
Interest on obligations under finance leases	(7,123)	(5,194)
Other financial expenses (ii)	(1,588)	(1,077)

	(32,597)	(20,193)

(i)	It includes the annual cost of first-tier banks’ letters of guarantee given as collateral of BNDES loans (Note 21), recognized over the borrowing term.

(ii)	Basically refer to financial discounts granted to customers and taxes on foreign operations.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

10 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%, represented by a 25% federal income tax rate plus a 9% social contribution rate.

10.1 Income tax recognized in profit or loss

	2008	2007

Current
Income tax	(37,321)	(17,613)
Social contribution	(14,149)	(6,837)

	(51,370)	(24,450)

Deferred
Income tax on temporary additions	11,121	5,315
Social contribution on temporary additions	4,004	1,914
Income tax losses	(7,053)	(7,989)
Social contribution tax losses	(2,550)	(2,877)

	5,522	(3,637)

Total tax expense	(45,848)	(28,087)

The total charge for the year is reconciled to the accounting profit as follows:

	2008	2007

Profit before tax	128,677	85,829

Income tax expense calculated at 34%	(43,750)	(29,182)
Non-deductible expenses (i)	(4,143)	(956)
Others	2,045	2,051

Income tax expense recognized in profit or loss	(45,848)	(28,087)

Effective income tax and social contribution	35.63%	32.72%

(i)	This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

The tax rate used for the 2008 and 2007 reconciliations above is the corporate tax rate of 34% payable by corporate entities in Brazil on taxable profits under tax law in that jurisdiction.

10.2 Tax assets and liabilities

		Current		Non- current

	2008	2007	2008	2007

Tax assets:
Recoverable income tax and social contribution, net of income tax and social contribution payable		239
Withholding income tax (i)			4,737	3,688
Withholding PIS/COFINS/CSLL	743	322
Recoverable INSS	1,201	430
Recoverable ISS (ii)			2,532	1,880

	1,944	991	7,269	5,568

Tax liabilities:
Income tax and social contribution, net of recoverable income tax and social contribution	4,858
ISS	9,816	8,296
PIS and COFINS	6,816	5,089
Social security paid by installments (iii)	768	768	1,787	2,391
Other recoverable taxes	14	10

	22,272	14,163	1,787	2,391

(i)	Withholding income tax on financial investment redemptions, due to the share buyback program, classified in the long term, since short-term recovery is not expected.
(ii)	Recoverable ISS is classified in the long term by virtue of the repayment terms with Municipal bodies.
(iii)	It refers to the payment in installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, which has been fully transferred to third parties, not affecting TNL Contax’s results.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

10.3 Deferred tax balances

	2008	2007

Income tax on temporary differences (i)	23,146	12,024
Social contribution on temporary differences (i)	8,332	4,328
Income tax losses	700	7,753
Social contribution losses	252	2,803

	32,430	26,909

(i)	Tax credits on temporary differences, mainly on provisions, positive and negative, except for provision for contingent liability of Oi Fixa (Note 22 (iii)). The Company and its subsidiary TNL Contax recorded deferred tax credits arising from temporary differences, tax loss carryforwards and social contribution.

Deferred tax assets/(liabilities) arise from the following:

	2008

	Opening balance	Charged to income	Closing balance

Temporary differences
Depreciation	(2,284)	7,609	5,325
Contingent liabilities	12,006	5,119	17,125
Profit sharing program	5,264	2,401	7,665
Provision for impairment of trade receivables	1,367	(4)	1,363

	2007

	Opening balance	Charged to income	Closing balance

Temporary differences
Depreciation	(1,528)	(756)	(2,284)
Contingent liabilities	7,592	4,414	12,006
Profit sharing program	3,060	2,204	5,264
Provision for impairment of trade receivables		1,367	1,367

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

11 Earnings per Share

	Cents per share

	2008	2007

Basic earnings per share
Common shares	3.89	3.51
Preferred shares	6.22	3.51

Diluted earnings per share
Common shares	3.89	3.36
Preferred shares	6.22	3.51

11.1 Basic earnings per share

The earnings and weighted average number of shares used in the calculation of basic earnings per share are as follows:

	2008	2007

Profit for the year attributable to equity holders of the parent
Common shares	21,956	20,172
Preferred shares	60,870	37,570

Weighted average number of shares for the purposes of basic earnings per share (all measures)
Common shares	5,642,517	5,747,315
Preferred shares	9,780,208	10,704,436

	15,422,725	16,451,751

11.2 Diluted earnings per share

The earnings used in the calculation of all diluted earnings per share measures are the same as those for the equivalent basic earnings per share measures, as outlined above.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

The following table shows the weighted average number of shares for the purposes of diluted earnings per share and the weighted average number of shares used in the calculation of basic earnings per share as follows:

	2008	2007

Weighted average number of shares used in the calculation of basic earnings per share
Common shares	5,642,517	5,747,315
Preferred shares	9,780,208	10,704,436

	15,422,725	16,451,751

Weighted average number of shares used in the calculation of diluted earnings per share (all measures)
Common shares (i)	5,642,517	6,005,323
Preferred shares	9,780,208	10,704,436

	15,422,725	16,709,759

(i)	The effects of the stock-option plans issued by the Company were not taken into consideration in the calculation of earnings per share for the year ended December 31, 2008 as it would generate an anti-dilutive effect.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

12 Property and Equipment

	Telecom	Furniture	Improvements
	and IT	and	on third party	Construction
	systems	fixtures	assets	in progress	Building (i)	Land	Other	Total

Cost or valuation

At January 1, 2007	216,313	40,078	123,445	877			17,062	397,775
Additions	40,524	12,385	31,811	653	2,628	831	5,621	94,453
Disposals	(714)	(3)	(176)					(893)

At December 31, 2007	256,123	52,460	155,080	1,530	2,628	831	22,683	491,335
Additions	71,400	16,537	31,328	2,447	81		6,997	128,790
Disposals	(1,975)	(102)	(68)				(1)	(2,146)

At December 31, 2008	325,548	68,895	186,340	3,977	2,709	831	29,680	617,979

Accumulated depreciation

At January 1, 2007	(94,843)	(10,069)	(23,224)				(4,046)	(132,182)
Charge for the year	(64,983)	(5,672)	(13,692)				(1,105)	(85,453)
Disposals	714		145					859

At December 31, 2007	(159,112)	(15,742)	(36,771)				(5,152)	(216,776)
Charge for the year	(67,565)	(8,172)	(16,679)		(105)		(2,873)	(95,394)
Disposals	1,813	57	21					1,891

At December 31, 2008	(224,864)	(23,857)	(53,429)		(105)		(8,025)	(310,279)

Carrying amount

December 31, 2008	100,684	45,038	132,911	3,977	2,604	831	21,655	307,700
December 31, 2007	97,011	36,719	118,309	1,530	2,628	831	17,531	274,559

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

The following useful lives are used in the calculation of depreciation:

Telecom and IT systems	3 years
Improvements on third party assets	10 years
Furniture and fixtures	8 years
Building	25 years
Other	10 years

(i)	The property recorded under “Building” was acquired on December 21, 2007. Depreciation started in 2008.

13 Intangible Assets

Software

Cost
At January 1, 2007	73,117
Additions	38,965
Disposals	(1)

At December 31, 2007	112,081
Additions	39,140
Disposals	(267)

At December 31, 2008	150,954

Accumulated amortization
At January 1, 2007	(28,983)
Amortization expense	(15,122)

At December 31, 2007	(44,105)
Amortization expense	(22,649)
Disposals	267

At December 31, 2008	(66,487)

Carrying amount
December 31, 2008	84,467
December 31, 2007	67,976

Management has estimated a useful life of 5 years for softwares.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

14 Subsidiaries and Business Combinations

In September 2008, the Group’s acquired 100% of the share capital of Colabora BPO e Soluções em Tecnologia S.A. (“Colabora”) through its newly formed subsidiary TODO in a exchange of shares where 100% of the shares of Colabora were exchanges for 20% of the shares in TODO. The acquired business was subsequently merged into TODO and the Company further increased its capital investment in TODO by R$ 8 million in November 2008. The acquired business was in pre-operating stage as of December 31, 2008 and recognized no revenues for the year ended December 31, 2008.

Details of purchase consideration and net assets acquired are as follows:

Software

Shares exchanged	2,000
Direct costs relating to the acquisition	94

Total purchase consideration	2,094

The assets and liabilities as of September 30, 2008 arising from the acquisition are as follows:

		Acquire’s
		carrying
	Fair value	amount

Intangible assets - software (Note 13)	306	306

Fair value of net assets	306	306
Goodwill	1,788

Total purchase consideration	2,094
Purchase consideration settled in cash	94

	2,000	306

Goodwill was initially attributted to the expected future profitability of the acquired business and synergies expected from the combined operations of the Group and GSW. The goodwill amount has been fully impaired (recognized in “Other operating expenses, net”) by management as of December 31, 2008, based on impairment analysis performed on detailed forecasts prepared post acquisition.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

There were no acquisitions in the year ended 31 December 2007.

Details of the Company’s subsidiaries at 31 December 2008 are as follows:

	Place of
	incorporation	Proportion	Proportion
Name of	(or registration)	of ownership	of voting
subsidiary	and operation	interest - %	power held	Principal activity

TNL Contax	Brazil	100%	100%	Telephonic customer assistance services
TODO	Brazil	80%	80%	Technology services

15 Trade Receivables

	2008	2007

Trade receivables	105,599	88,884
Provision for impairment of trade receivables	(3,465)	(4,021)

	102,134	84,863

Total trade receivables (net of allowances) held by the Group at December 31, 2008 amounted to R$ 102,134 thousand (2007 - R$ 84,863 thousand). The average credit period on sales is 20 days. Interest is charged at 1% per month on the outstanding balance.

Provision for impairment of trade accounts receivable is recorded to recognize incurred losses in relation to accounts receivable, whose calculation is based on estimates considering the situation of each customer and the guarantees provided by them. The basis for measurement of the provision considers the position of each overdue client individually. Significant financial difficulties of the debtor, identification that the debtor has entered into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. At December 31, 2008, R$ 8,365 thousand (2007 - nihil) of the trade receivables balance was due from Itaucard Bank. There were no other customers who represented more than that in the total balance of trade receivables.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

Ageing of receivables overdue but not impaired:

	2008	2007

Until 30 days overdue	4,585	8,788
30-60 days overdue	537	290
60-90 days overdue	252	3
90-120 days overdue	911	88
More than 120 days overdue	2,259	787

	8,544	9,956

Movement in the provision for impairment of trade receivables:

	2008	2007

Balance at beginning of the year	4,021
Impairment losses recognized on receivables		4,021

Write-off during the year	(556)
Balance at end of the year	3,465	4,021

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the directors believe that there is no further credit provision required in excess of the allowance for doubtful debts.

Ageing of impaired trade receivables:

	2008	2007

Impaired trade receivables overdue
30-60 days overdue		529
60-90 days overdue		747
90-120 days overdue		757
More than 120 days overdue	3,465	1,988

	3,465	4,021

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

16 Cash and Cash Equivalents

	2008	2007

Cash and banks (i)	6,336	114,440
Financial investments (ii)	349,592	125,870

	355,928	240,310

(i)	The amounts are kept in a current account, as the Group has accounts payable due on the first days of each month, relating to the payment of suppliers, taxes and payroll.

(ii)
Financial investments are indexed to the variation of the Interbank Deposit Certificate (CDI) rate and are represented by Bank Deposit Certificates - CDBs and purchase and sale commitments. Higher amount invested in 2008 is due to increased operating cash generation, less investments in the period.

17 Issued Capital

	Share capital

	2008	2007

5,824,772 fully paid ordinary shares (2007 - 5,824,772)	82,237	82,237
10,031,914 fully paid preferred shares (2007 - 10,031,914)	141,636	141,636

	223,873	223,873

17.1 Fully paid ordinary shares

	Number	Share
	of shares	capital

Balance at January 1, 2007	6,074,361	82,237
Share cancellation on July 31, 2007	(177,415)
Share cancellation on October 1, 2007	(72,174)

Balance as of December 31, 2007 and 2008	5,824,772	82,237

Each common share is entitled to one voting right in the resolutions of the General Meeting.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

17.2 Non-participating preference shares

	Number	Share
	of shares	capital

Balance at January 1, 2007	12,148,695	141,636
Share cancellation on July 31, 2007	(1,202,910)
Share cancellation on October 1, 2007	(913,871)

Balance as of December 31, 2007 and 2008	10,031,914	141,636

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% of net equity value of shares, prevailing the highest amount between (a) and (b). The payment of such minimum statutory dividends is subject to the existence of distributable profits or realized profit reserves.

(i) Reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per a communication made to the shareholders, a term of until November 16, 2007 was granted to carry out the adjustments to share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$ 22,106 thousand, out of which R$ 5,256 thousand were transferred to shareholders of fractioned shares. The R$ 16,850 thousand non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

18 Reserves

	2008	2007

Capital reserve in share subscription	9,282	9,254
Legal reserve	15,465	10,845
Statutory reserve	95,010	40,595
Unrealizede profit reserve	16,626	16,626

	136,383	77,320

18.1 Capital reserve in share subscription

	2008	2007

Balance at beginning of year	9,254	9,386
Sale of treasury shares		(132)
Dividends lapsed	28

Balance at end of year	9,282	9,254

The capital reserve presents a balance of R$ 9,282 thousand on December 31, 2008, as a result of the utilization of part of this reserve in the first share buyback program, pursuant to the resolution of the Board of Directors as of June 29, 2006. The reserve was fully used to finance the fourth share buyback program, and shares remained in treasury (Note 19.4) .

18.2 Legal reserve

	2008	2007

Balance at beginning of year	10,845	8,146
Allocation of profit for the year	4,620	2,699

Balance at end of year	15,465	10,845

Pursuant to Article 193 of Brazilian Corporate Law, Contax Participações S.A. is obliged to allocate 5% of its annual net income determined under the accounting practices adopted in Brazil to a legal reserve, up to 20% of the Company’s capital stock. This allocation is optional when the legal reserve added to capital reserves exceed 30% of the capital stock. This reserve may be used to increase capital or offset losses, and may not be distributed as dividends.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

18.3 Statutory reserve

	2008	2007

Balance at beginning of year	40,595	110,711
Cancelation of own shares		(108,580)
Appropriation from retained earnings	54,415	38,464

Balance at end of year	95,010	40,595

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company created a Statutory Reserve to ensure the realization of investments by the Company, as well as to preserve its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

18.4 Unrealized profit reserve

	2008	2007

Balance at beginning of year	16,626	17,219
Minimum statutory dividends		(12,637)
Appropriation from retained earnings		12,044

Balance at end of year	16,626	16,626

The unrealized profit reserve, as provided for in the Company’s Bylaws, aims at not distributing the portion of unrealized profit as dividends.

19 Treasury Shares

19.1 First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,972 common shares and 11,773,944 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

19.2 Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,302 common shares of which 3,548,300 common shares were cancelled, and 24,058,194 preferred shares which were cancelled, on July 31, 2007. As a result, 1,750,000 common shares purchased remained in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

19.3 Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 18,277,422 preferred shares cancelled, and 3,193,472 common shares, of which 1,443,472 common shares were cancelled on October 17, 2007. As a result, 1,750,000 common shares remained in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

19.4 Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 861,664 preferred shares and 52,337 common shares, which remained in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares remaining in treasury. All of these shares were canceled in January 2009.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

	Thousand	Buyback	Average	Maximum	Minimum
	Shares	Price	Price	Price	Price

Preferred Shares

1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59

	862	36,206

Common Shares

1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(604)	3.36

	3,320	10,913	3.29

Reverse Split of Shares (1/20)	166	10,913	65.74

4th Buyback Program	52	2,729	52.50	52.94	51.73

	218	13,642

	1,080	49,848

20 Retained Earnings and Dividends

	2008	2007

Balance at beginning of year	6,725	2,967
Net income for the year - equity holders of the Company	82,826	57,742
Minumum statutory dividends	(21,947)	(777)
Appropriation to reserves	(59,035)	(53,207)

Balance at end of year	8,569	6,725

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

According to the Company’s by-laws, Contax Holding is obligated to distribute dividends for each fiscal year in the amount of not less than 25% of the net profit, determined under the accounting practices adopted in Brazil, adjusted in accordance with clause 202 of Law No. 6404/76. The Company may also distribute quarterly dividends, as long as the total amount of dividends paid does not exceed the capital reserve. In accordance with Brazilian Corporate Law, on December 31, 2008, management proposed the payment of R$ 38,573 thousand as the minimum mandatory dividends, prescribed by Law No. 6404/76.

On April 4, 2008, the distribution of R$ 13,414 thousand as dividends, proposed by management on December 31, 2007, was deliberated and approved by the Annual General Meeting. On April 29, 2008 the dividends were paid to the Company’s shareholders owning shares on April 4, 2008, inflation restated based on the Referential Rate - TR, since January 1, 2008.

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

21 Borrowings

Purpose	Openning	Maturity	Guarantees	Financial charges	2008	2007

BNDES (operation
expansion and upgrade)	10/2007	09/2013	Bank guarantee	TJLP(i)+ 2% p.a.	217,969	100,360

Current					14,219	300
Non-current					203,750	100,060

(i)	The Brazilian long-term annual interest rate (TJLP), was 6.25% in 2008.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

On August 23, 2007, the subsidiary TNL Contax entered into a loan agreement with BNDES in the amount of R$ 216,514 thousand with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions.

The loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services - PROSOFT-Company.

On October 5, 2007, the subsidiary received the first tranche, in the amount of R$ 100,002 thousand. In 1H08, the second, third and fourth tranches were disbursed on January 28 and 30 and June 12, 2008, in the amounts of R$ 40,001 thousand and R$ 10,001 thousand and R$ 61,822 thousand, respectively. On November 18, 2008, the last tranche was disbursed in the amount of R$ 4,904 thousand.

Interest is payable on a quarterly basis up until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal amount shall mature monthly as from October 15, 2009, through September 2013.

TNL Contax contractually opted for tendering guarantees through sureties from first-tier financial institutions, in this case, receivables and covenants structures shall not be applicable.

Annual costs related to these sureties amounted to R$ 1,782 thousand in 2008 and are recognized in the income statement over the borrowing term within “Finance costs” (Note 9).

Movement in balance for the year ended on December 31, 2008:

Purpose	2007	Funding	Interest Payment	Financial charges	2008

BNDES	100,360	116,730	(13,860)	14,738	217,969

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

Schedule of annual repayments until the maturity of the agreement:

Principal

2009	13,546
2010	54,182
2011	54,182
2012	54,182
2013	40,638

216,730

Interest payment amounts will be determined based on future TJLP rates.

22 Provision for Contingencies and Judicial Deposits

	Judicial deposits		Provision for contingencies

	2008	2007	2008	2007

Contingencies
Tax	1,469	1,342	11,927	7,776
Labor	33,869	16,445	51,651	38,955
Civil			573	129

	35,338	17,787	64,151	46,860

The changes in provisions for contingencies in the year ended December 31, 2008 are shown below:

	Tax

	Tax on services - ISS	INSS (i)	PIS/ COFINS (ii)	Labor (iii)	Civil	Total

Balance at January 1, 2008	1,098	5,196	1,482	38,955	129	46,860
Additions			2,707	14,277	441	17,425
Uses				(3,222)		(3,222)
Reversals				(4,186)		(4,186)
Indexation	836	608		5,827	3	7,274

Balance at December 31, 2008	1,934	5,804	4,189	51,651	573	64,151

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

The provisions for contingencies reflect management’s best estimates for the amounts deemed sufficient to cover probable losses from pending lawsuits on the balance sheet date and take into account the advices of the Group’s legal advisors. The Company and its subsidiaries maintain judicial deposits to ensure the right to challenge and/or to appeal in tax and labor claims.

TNL Contax’s tax assessment notice related to INSS contributions amounted to R$ 19,170 thousand, updated to December 2008. Out of this amount, R$ 4,570 thousand are accrued. Concerning the remaining R$ 14,600 thousand, TNL Contax filed a defense as it disagrees with tax authority’s understanding. Management’s understanding as supported by the Group’s external legal advisors is that the Group’s likelyhood of loss is possible, and therefore no provision has been accounted for in this respect.

(i) Mainly comprised of provision to regulate contributions to SENAC and SEBRAE entities, and of payments to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) codes of payment table.

(ii) Contingent amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS.

(iii) The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amounted to R$ 37,870 thousand. According to the services agreement executed between Oi Fixa and TNL Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that Group, whose amount was recorded as counter-entry to “Other assets”. The amount of labor claims under Oi Fixa’s responsibility represents R$ 13,781 thousand.

The subsidiary TNL Contax has contingent liabilities classified with possible risk of losses for tax and civil contingencies in the amounts of R$ 36,681 thousand and R$ 581 thousand, respectively. These amounts are not provisioned.

23 Obligations Under Finance and Operating Leases

23.1 Leasing arrangements

Finance leases relate to IT equipment and furniture for the maintenance of the Group’s operations with lease terms of 3, 4 and 5 years. The Group has contractual rights to purchase the equipment for a nominal amount (significantly below fair value) at the conclusion of the lease agreements. The Group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

23.1.1 Finance lease liabilities

		Balance payable

	Number of
Lessor	installments	2008	2007

CIT	48	4,143	7,416

Unibanco	48	3,121	6,611

HP Financial	36		970
	48	4,881	9,625
	60	9,140	12,803

IBM Leasing	36		118
	48	190	378
	60	4,496	6,267

		25,970	44,188

Included in the financial statement as:
Current obligations		16,086	18,218
Non-current obligations		9,884	25,970

23.1.2 Operating leasing arrangements

Operating leases relate to warehouse facilities with lease terms of between 5 to 8 years, with an option to extend for the same period. All operating lease contracts contain market review clauses in the event that the Group exercises its renewal rights. The Group does not have any contractual rights to purchase the leased asset at the expiry of the lease period.

23.1.3 Payments recognized as an expense

	2008	2007

Operating lease payments	73,565	50,194

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

23.2 Contractual obligations

	Payment due by period

		Less than		More than
Contractual obligations	Total	1 year	1-5 years	5 years

Capital (finance) lease	25,970	16,086	9,884
Operating lease	161,228	51,998	105,898	3,331

	187,198	68,084	115,782	3,331

24 Payroll and Related Charges

	2008	2007

Payroll	49,212	42,439
Vacation accrual	57,867	45,733
Related charges	50,919	39,101
Others	23,926	16,076

	181,924	143,349

Related charges are mainly comprised of social obligations.

25 Financial Instruments and Risk Assessment

25.1 Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowing disclosed in Note 21, cash and cash equivalents and equity attributable to equity holders of the parent comprising issued capital, reserves and retained earning as disclosed in Notes 17, 18 and 20, respectively.

The Group’s policy is to maintain a strong capital base so as to maintain growth, and an optimal capital structure to reduce the cost of capital and to provide returns for its shareholders.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2009 fiscal year.

The gearing ratio at the year end was as follows:

	2008	2007

Debt (i)	243,939	144,548
Cash and cash equivalents	(355,928)	(240,310)

Net debt	(111,989)	(95,762)
Equity (ii)	321,056	297,005

Net debt to equity ratio	(35% )	(32%)

(i)	Debt is defined as long- and short-term borrowings and finance leases, as detailed in Notes 21 and 23.

(ii)	Equity includes all capital and reserves of the Group.

25.2 Categories of financial instruments

	Fair value		Book value

	2008	2007	2008	2007

Financial assets
Cash and cash equivalents	355,928	240,310	355,928	240,310
Loans and receivables
Trade and other receivables	102,134	84,863	102,134	84,863
Other receivables	17,530	11,678	17,530	11,678

	475,592	336,851	475,592	336,851

Financial liabilities
Trade and other payables	76,847	72,466	76,847	72,466
Borrowings	217,969	100,360	217,969	100,360
Obligations under finance leases	22,015	44,188	25,970	44,188

	316,831	217,014	320,786	217,014

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

25.3 Financial risk management objectives

The Financial Department monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include credit risk and interest rate risk.

25.4 Interest rate risk management

The associated risk arises from the possibility of the Group incurring in losses derived from interest rate variations that increase the financial expenses related to financings raised in the market. The Group continuously monitors the market interest rates with the purpose of evaluating the possible need of hiring operations to protect itself against the volatility risk of these rates.

BNDES charges fixed interest rates over the TJLP interest rate on loans with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions. Since these rates are considerably low, the Group understands that there is low volatility risk for this part of the debt.

25.5 Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group.

The credit risk associated with trade accounts receivable is not relevant, due to the financial size of the companies to which the Group provides services.

The provision for doubtful accounts is recorded to recognize probable losses in relation to accounts receivable, whose calculation is based on estimates considering the situation of each customer and the guarantees provided by them. The basis for measurement of the provision considers the position of each overdue client individually.

The concentration of credit risk associated from costumers is not material since in December 31, 2008, important financial conglomerates were responsible for aproximated 58% of accounts receivables’ outstanding balance.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

25.6 Concentration of credit risks

Financial instruments which expose the Group to concentration of credit risk consist primarily of cash equivalents and accounts receivable. All cash equivalents are maintained in Brazil with prime financial institutions. Management believes its credit policies are prudent and reflect normal business terms and risk. The Group does not anticipate nonperformance by the counterparties and, accordingly, does not require collateral.

25.7 Sensivity analysis

The interest rates risk arises from the possibility of the Group incurring in losses derived from interest rate variations that increase the financial expenses related to financings raised in the market. The Group continuously monitors the market interest rates with the purpose of evaluating the possible need of hiring operations to protect itself against the volatility risk of these rates. If interest rates increased by 1 percentage point the additional amount of annual interest expense would be R$ 1,408 thousand.

25.8 Liquidity risks

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flow.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	2008

		Between	Between
	Less than	1 and 2	2 and 5	Over 5
	1 year	years	years	years

Borrowings (excluding finance lease liabilities)	13,546	54,182	149,002
Finance lease liabilities	16,086	7,119	2,765
Trade and other payables	76,847

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

	2007

		Between	Between
	Less than	1 and 2	2 and 5	Over 5
	1 year	years	years	years

Borrowings (excluding finance lease liabilities)	7,863	14,085	88,528	19,365
Finance lease liabilities	18,218	16,086	9,884
Trade and other payables	72,466

26 Share-based Payments

The Extraordinary General Meeting held on April 16, 2007, approved a stock option plan. The Board of Directors is responsible for managing the plan and introducing periodic stock option programs.

The Stock Option Plan initiated in 2007 provides for three beneficiaries who are entitled to a total of up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 thousand common shares granted within the scope of plan in April 2007. Options may be exercised as of October 1, 2007, in four equal annual tranches.

The strike price of R$51.20 was calculated based on the weighted average quote of Bovespa within 30 days immediately prior to the concession date and will be monetarily restated in compliance with the General Market Price Index - IGP-M.

Share market value on the last business day of December 2008 was R$ 40.00 per share.

On December 31, 2008, a R$ 128 thousand (R$ 205 thousand in 2007) expense was verified based on the expectation of their realization.

In the first lot of the program, 8,983 options were exercised, corresponding to R$ 167 thousand.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

Fair value of options was calculated using the Black & Scholes option pricing model, based on the following assumptions:

	1st block	2nd block	3rd block	4th block

Strike price (R$) (*)	51.20	51.20	51.20	51.20
Market price (R$) (*)	64.00	64.00	64.00	64.00
Options fair value	14.13	20.66	22.26	25.29
Share price volatility	19.64%	37.51%	23.54%	23.54%
Risk-free rate of return:	11.08%	10.53%	10.30%	10.17%
Dividend yield:	1.40%	1.40%	1.40%	1.40%

(*) On the plan's granting date

In 2008, the options corresponding to the 2nd lot of the Stock Option Plan were not exercised, resulting in the cancellation of 87,500 shares, provided for in the Stock Option Plan.

TODO’s Extraordinary General Meeting held on October 29, 2008 approved the stock option plan, with the issue of 800 new registered common shares, with no par value.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

27 Related Party Transactions

27.1 Balances and Transactions

	2008

								Paggo	Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Amazônia	Administradora	Administradora	Paggo
	Fixa (1)	Móvel (1)	CAP (1)	Veículos (1)	Internet (1)	Participações	Celular (1)	de Cartões (1)	de Crédito (1)	Acquirer (1)	Way TV (1)	BNDES (2)	Total
						(1)

Assets
Accounts receivable	21,965	1,421	470	768	200			377			682		25,883

	21,965	1,421	470	768	200			377			682		25,883

Liabilities
Suppliers	1,625	35											1,660
Loans and financing (Note 21)												204,494	204,494

	1,625	35										204,494	206,154

Revenues
Revenues from services rendered	724,012	237,179	4,861	7,727	5,424	(17)	4,913	12,210	1,508	2,385	5,929		1,006,130

Costs and expenses
Cost of services	(26,930)	(6,872)											(33,802)
Financial expenses (Note 9)												(14,305)	(14,305)

	(26,930)	(6,872)										(14,305)	(48,106)

(1) Companies that belong to the Telemar group of companies, indirect controlling shareholders of the Company
(2) BNDES is a major shareholder to Telemar

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

	2007

							Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Administradora	Paggo
	Fixa (1)	Móvel (1)	CAP (1)	Veículos (1)	Internet (1)	Participações	de Cartões (1)	Acquirer (1)	BNDES (2)	Total
						(1)

Assets
Accounts receivable	12,279	4,626	285	595		17	62			17,864

	12,279	4,626	285	595		17	62			17,864

Liabilities
Suppliers	2,699	236								2,935
Dividends						3,508				3,508
Loans and financing (Note 21)									100,360	100,360

	2,699	236				3,508			100,360	106,803

Revenues
Revenues from services rendered	573,003	161,055	3,584	6,644	10,092	25	418	84		754,905

Costs and expenses
Cost of services	(24,225)	(6,700)								(30,925)
Financial expenses (Note 9)									(1,873)	(1,873)

	(24,225)	(6,700)							(1,873)	(32,798)

(1) Companies that belong to the Telemar group of companies, indirect controlling shareholders of the Company
(2) BNDES is a major shareholder to Telemar

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

27.2 Compensation of key management personnel

Key Management personnel comprises board members and executive statutory officers. Compensation paid or payable for services provided by employees is shown below:

	2008	2007

Payroll and related charges	2,735	2,164
Fees	1,150	1,023
Profit sharing	2,360	1,725
Stock options	129	204

	6,374	5,116

28 Insurance

The Company and its subsidiary have a risk management program aiming at minimizing risks, obtaining in the market coverages compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of its operations.

On December 31, 2008, the Group had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management civil liability	233,620	January 13, 2009
Fire of property, plant and equipment	61,400	May 16, 2009
Loss of profits	42,654	May 16, 2009
General civil liability	10,000	May 16, 2009

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

29 Events After the Balance Sheet Date

Start-up of Todo’s operations

Todo was created from Contax’s own IT area, which we believe will facilitate its development as a significant player in this business. Over time Todo intends to expand its operations mainly to offer services to companies that have their own contact centers, providing technological solutions for this market, which shows a growing demand for specialist service providers.

Todo’s first customer, when it begun its operations in April 2009, was Contax which outsourced its entire IT area to Todo.

30 Transition to IFRS

30.1 IFRS Transition basis, application of IFRS No. 1 - “First-time Adoption”

The Group’s consolidated financial statements for the year ended December 31, 2008 are the first ones to be presented in accordance with IFRS.

The Group prepared its opening balance sheet as of January 1, 2007, the transition date for IFRS purposes. In the preparation of the consolidated financial statements on the transition date, according to IFRS No. 1, the Group applied the mandatory exceptions and did not use any of the optional exemptions of full retrospective application of the IFRS.

30.2 Standards and interpretations effective in the current period

For the years ended December 31, 2008 and 2007, the Group has adopted the following:

(a) Standards and Interpretations in effect during the period:

  IFRIC 11 - IFRS 2: Group and Treasury Share Transactions.
  IFRIC 12 - Service Concession Arrangements.
  IFRIC 13 - Customer Loyalty Programs
  IFRIC 14 - IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

The application of these revised or new pronouncements have had no impact on the Group’s consolidated financial position and results of operations.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

(b) Standards and Interpretations early adopted by the Company:

  IFRS 8, ‘Operating segments’ (effective 1 January 2009). IFRS 8 replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group has early adopted IFRS 8 from January 1, 2007. The application of IFRS 8had no impact on the Group’s financial statements.

30.3. Revised or ammended standards and interpretations not effective and not early adopted

At the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Group the following Interpretations were in issue but not yet effective:

(a) Standards and Interpretations that may be relevant to the Group’s operations

  IFRS 3 (revised), Business combination - (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (Revised) prospectively to all business combinations from January 1, 2010.

  IAS 27 (revised), Consolidated and separate financial statements’ (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. The Group will apply IAS 27 (Revised) prospectively to transactions with non-controlling interests from January 1, 2010.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

  IFRS 2 (Amendment) - Share-based payments (effective from January 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply IFRS 2 (Amendment) from January 1, 2009, but is not expected to have a material impact on the Group’s financial statements.

  IAS 1 (revised) - ‘Presentation of financial statements’ (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply IAS 1 (Revised) from January 1, 2009. It is likely that both the income statement and statement of comprehensive income will be presented as performance statements

  IAS 23 (Amendment), ‘Borrowing costs’ (effective from January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply IAS 23 (Amendment) from January 1, 2009.

  IAS 32 (Amendment), ‘Financial instruments: Presentation’, and IAS 1 (Amendment), ‘Presentation of financial statements’ - ‘Puttable financial instruments and obligations arising on liquidation’ (effective from January 1, 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions.
  The Group will apply the IAS 32 and IAS 1(Amendment) from January 1, 2009. It is not expected to have any impact on the Group’s financial statements.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

  IFRS 5 (Amendment), ‘Non-current assets held-for-sale and discontinued operations’ (and consequential amendment to IFRS 1, ‘First-time adoption’) (effective from July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. Relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS 1 states that these amendments are applied prospectively from the date of transition to IFRSs. The Group will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from January 1, 2010.

  IAS 36 (Amendment), ‘Impairment of assets’ (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the IAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from January 1, 2009.

  IAS 38 (Amendment), ‘Intangible assets’ (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. A prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The Group will apply the IAS 38 (Amendment) from January 1, 2009. It is not expected to have an impact on the Group’s income statement.

  IAS 39 (Amendment), ‘Financial instruments: Recognition and measurement’ (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008.
. . This amendment clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge.

. . The definition of financial asset or financial liability at fair value through profit or loss as it relates to items that are held for trading is also amended. This clarifies that a financial asset or liability that is part of a portfolio of financial instruments managed together with evidence of an actual recent pattern of short-term profittaking is included in such a portfolio on initial recognition.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

. . The current guidance on designating and documenting hedges states that a hedging instrument needs to involve a party external to the reporting entity and cites a segment as an example of a reporting entity. This means that in order for hedge accounting to be applied at segment level, the requirements for hedge accounting are currently required to be met by the applicable segment. The amendment removes the example of a segment so that the guidance is consistent with IFRS 8, ‘Operating segments’, which requires disclosure for segments to be based on information reported to the chief operating decision-maker. The Group has only one segment.

. . When remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting, the amendment clarifies that a revised effective interest rate (calculated at the date fair value hedge accounting ceases) are used.

The Group will apply the IAS 39 (Amendment) from January 1, 2009. It is not expected to have an impact on the Group’s financial statements.
  IAS 1 (Amendment), ‘Presentation of financial statements’ (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39, ‘Financial instruments: Recognition and measurement’ are examples of current assets and liabilities respectively. The Group will apply the IAS 39 (Amendment) from January 1, 2009. It is not expected to have an impact on the Group’s financial statements.

(b) Standards and Interpretations that are expected not to be relevant to the Group’s operations

  IFRS 1 (revised) First-time adoption of IFRS and IAS 27 (revised), Consolidated and company financial statements statements’ (effective from January 1, 2009). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The Group will apply IFRS 1 (Amendment) from January 1, 2009, as all subsidiaries of the Group will transition to IFRS. The amendment will not have any impact on the Group’s financial statements.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

  IAS 28 (Amendment), ‘Investments in associates’ (and consequential amendments to IAS 32, ‘Financial Instruments: Presentation’, and IFRS 7, ‘Financial instruments: Disclosures’) (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. An investment in associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Group will apply the IAS 28 (Amendment) to impairment tests related to investments in associates and any related impairment losses from January 1, 2009.

  IAS 19 (Amendment), ‘Employee benefits’ (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008.
. . The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation.

. . The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation.

. . The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

. . IAS 37, ‘Provisions, contingent liabilities and contingent assets, requires contingent liabilities to be disclosed, not recognized. IAS 19 has been amended to be consistent.

The Group will apply the IAS 19 (Amendment) from January 1, 2009. It is not expected to have an impact on the Group’s financial statements.
  There are a number of minor amendments to IFRS 7, ‘Financial instruments: Disclosures’, IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, IAS 10, ‘Events after the reporting period’, IAS 18, ‘Revenue’ and IAS 34, ‘Interim financial reporting’, which are part of the IASB’s annual improvements project published in May 2008 (not addressed above). These amendments are unlikely to have an impact on the Group’s accounts and have therefore not been analyzed in detail.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

  IFRIC 16, ‘Heges of a net investment in a foreign operation’ (effective from October 1, 2008). IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Group. The requirements of IAS 21, ‘The effects of changes in foreign exchange rates’, do apply to the hedged item. The Group will apply IFRIC 16 from January 1, 2009. It is not expected to have a material impact on the Group’s financial statements.

  IFRIC 17, ‘Distribution of Non-cash Assets to Owners’ is applicable from Junuary 1, 2009, and IFRIC 18, ‘Transfers of Assets from Customers’ is applicable from July 1, 2009. In addition, amendments to IFRS 7, ‘Financial instruments Disclosures’ made in March 2009 are applicable from January 1, 2009. The Group is still assessing whether those could impact its financial statements.

30.4 Reconciliation between IFRS and BR GAAP

There are no significant differences between IFRS and BR GAAP that affect the Group’s consolidated financial statements.

The main reclassifications made in the financial statements for them to be in compliance with IFRS are as follows:

(i)	Deferred income and social contribution tax credits were reclassified as noncurrent assets.
(ii)	Nonoperating income (expenses) was reclassified as operating income (expenses).
(iii)	Judicial deposits were reclassified as noncurrent assets.
(iv)	Differences in the classification of amounts payable to shareholders in the amount of R$ 16.850 as of December 31, 2008 (2007: 0) from non-current liabilities to current liabilities (Note 17(i)).

30.4.1 Shareholders’ equity reconciliation - BR GAAP x IFRS as of January 1, 2007

BR GAAP shareholders’ equity	364,081
IFRS adjustments
Difference between adjustments to Law No. 11,638/07 and IFRS (i)	7,441

IFRS shareholders’ equity	371,522

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

30.4.2 Shareholders’ equity reconciliation - BR GAAP x IFRS as of December 31, 2007

BR GAAP shareholders’ equity	279,196
IFRS adjustments
Difference between adjustments to Law No. 11,638/07 and IFRS (i)	17,809

IFRS shareholders’ equity	297,005

30.4.3 Net income reconciliation - BR GAAP x IFRS as of December 31, 2007

BR GAAP net income	47,374
IFRS adjustments
Difference between adjustments to Law No. 11,638/07 and IFRS (i)	10,368

IFRS net income	57,742

30.4.4 Shareholders’ equity reconciliation - BR GAAP x IFRS as of December 31, 2008

BR GAAP shareholders’ equity	284,777
IFRS adjustments
Reversal of proposed dividends (ii)	28,053
Difference between adjustments to Law No. 11,638/07 and IFRS (i)	618
Deferred income and social contribution taxes	7,608

IFRS shareholders’ equity	321,056

30.4.5 Net income reconciliation - BR GAAP x IFRS as of December 31, 2008

BR GAAP net income	92,412
IFRS adjustments
Difference between adjustments to Law No. 11,638/07 and IFRS (i)	(17,191)
Deferred income and social contribution taxes	7,608

IFRS shareholders’ equity (excluding minority interest)	82,829

(i)	Under BR GAAP, upon application of Law 11,638/07, the Company applied the change in estimate for the usefull lives of its property and equipment qcquired under finance leases retrospectively to the acquisition date whereas under IFRS changes in estimates are applied prospectively and, therefore, such change was implemented as from the transition date to IFRS, January 1, 2007 for IFRS purposes.

(ii)	Under BR GAAP, dividends payable are recognized when proposed by management. According to IFRS, dividends payable are only recognized when approved by the shareholders. As a result, under the consolidated IFRS financial statements, dividends payable accounted for under BR GAAP, exceeding the minimum annual dividend payment amount, totaling R$ 28,053 thousand, was reversed.

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

30.5 Opening IFRS balance sheet as as January 1, 2007

Assets

Non-current assets
Property and equipment	265,593
Intangible assets	44,134
Judicial deposits	7,938
Recoverable taxes
Deferred income and social contribution tax	30,551
Other assets	10,062

Total non-current assets	358,278

Current assets
Trade and other receivables	53,868
Recoverable taxes	33,887
Other receivables	4,415
Cash and cash equivalents	231,299

Total current assets	323,469

Total assets	681,747

Capital and reserves
Issued capital	223,873
Reserves	144,682
Retained earnings (losses)	2,967

Total equity	371,522

Non-current liabilities
Tax payable	2,745
Obligations under finance leases	44,122
Provision for contingencies	28,899

Total non-current liabilities	75,766

Current liabilities
Trade and other payables	47,761
Payroll and related charges	112,382
Obligations under finance leases	21,092
Tax payable	39,559
Dividends and interest on capital payable	12,390
Other payables	1,275

Total current liabilities	234,459

Total liabilities	310,225

Total equity and liabilities	681,747

Contax Participações S.A.

Notes to the Consolidated Financial
Statements as of and for the
Years Ended December 31, 2008 and 2007
In thousand of reais

30.6 Reconciliation between US GAAP and IFRS

Upon preparing its first IFRS financial statements the Company identified differences between previously reported shareholders equity and net income under US GAAP related to share-based payments, as follows:

30.6.1 Shareholders’ equity reconciliation - US GAAP x IFRS as of January 1, 2007

US GAAP shareholders’ equity	371,522
IFRS adjustments

IFRS shareholders’ equity	371,522

30.6.2 Shareholders’ equity reconciliation - US GAAP x IFRS as of December 31, 2007

US GAAP shareholders’ equity	294,881
IFRS adjustments
Share-based payments (i)	2,124

IFRS shareholders’ equity	297,005

30.6.3 Net income reconciliation - US GAAP x IFRS as of December 31, 2007

US GAAP net income	55,451
IFRS adjustments
Share-based payments (i)	2,291

IFRS net income	57,742

(i)	Under US GAAP the fair value of the stock-option plans of the Company was calculated at grant date and subsequently adjusted to changes in fair value from grant date at each to reporting date as a liability award, while under IFRS the fair value of the options is not revised at each reporting date as the awards are equity settled.

* * *