Form 20-F
period 2009-12-31
CONTAX HOLDING CO
filed 2010-06-29
CIK 1332750

As filed with the Securities and Exchange Commission on June 29, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

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

Michel Neves Sarkis, Tel: +55 21 3131-0009, ri@contax.com.br, Rua do Passeio 56, 16º andar

CEP: 20021-290, Rio de Janeiro – RJ – Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

________________

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred Shares, without par value (“preferred shares”)	BM&FBovespa
Common Shares, without par value (“common shares”)	BM&FBovespa

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

________________

The number of outstanding shares of each of the Issuer’s classes of capital, common or preferred stock, as of the close of the period covered by the annual report was:

9,170,250 preferred shares

5,772,435 common shares

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

Large accelerated filer ☐          Accelerated filer       ☑             Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

                                                                                                       2

1

PRESENTATION OF INFORMATION

Contax Participações S.A. is a corporation (sociedade por ações) incorporated under Brazilian corporate law.  We operate pursuant to our by-laws, other legislation and regulations in Brazil and, where applicable, local legislation.  Our principal executive office is located at Rua do Passeio, 56, 16º andar (parte), 20021-290 Rio de Janeiro, RJ, Brazil, and the telephone number at that office is +55 21 3131-0009.

In this annual report on Form 20-F, except where the context otherwise requires, the “Company”, “we”, “us”, “our” and “Contax” refer to Contax Participações S.A., its operational subsidiary, Contax S.A., and its indirect subsidiary, Todo BPO e Soluções em Tecnologia S.A. (“Todo”).  References to Contax Holding refer only to Contax Participações S.A. and do not include Contax S.A. or Todo.  References to Contax S.A. refer only to Contax S.A. and do not include Contax Holding.  References to the Company’s businesses and operations are references to the businesses and operations of its direct and indirect subsidiaries Contax S.A. and Todo.

Our previous majority shareholder, Telemar Participações S.A., is referred to as Telemar Participações.  On April 25, 2008, negotiations relating to the restructuring of the ownership structure of Telemar Participações were concluded.  One of the results was the approval of the partial spin-off of Telemar Participações, with the transfer of its shareholders’ equity related to the shares issued by Contax to a new company created especially for this purpose denominated CTX Participações S.A., or CTX Participações.

Our two main clients are Telemar Norte Leste S.A., or Tmar, and its subsidiary, TNL PCS S.A., both of which are indirectly under common control with us and are jointly referred to as Oi.  “Oi” is the commercial name used by the Telemar group for fixed-line terminals, long-distance services, mobile services, as well as broadband and corporate voice and data service operations.  The parent company of Tmar is Tele Norte Leste Participações S.A., or TNL, which was our majority shareholder before our spin-off to the shareholders of TNL.  See “Item 4. Information on the Company — History and Organizational Structure.”

References to “U.S. dollars”, “U.S.$”, “USD” or “$” are to the lawful currency of the United States, and references to “real”, “reais” or “R$” are to the lawful currency of Brazil.  Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

This annual report is presented in reais.  On December 31, 2009, the commercial selling rate for reais was R$1.746 to U.S.$1.00.  For the convenience of the reader, some real amounts presented throughout this annual report have been translated into U.S.$ at that rate.  The U.S. dollar equivalent information is provided solely for the convenience of the reader and should not be construed as implying that the amounts in reais represent, or could have been converted into, U.S. dollars at such rate or at any other rate.

References in this annual report to “preferred shares” and “common shares” are to the preferred shares and common shares, respectively, of Contax Holding, which are collectively referred to as the “shares”.  References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one-fifth of a preferred share.  The ADSs are evidenced by American Depositary Receipts, or ADRs.

References to “Consolidated Financial Statements” are to the consolidated financial statements of Contax as of December 31, 2009 and 2008 and for the three years in the period ended December 31, 2009.

Our consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Prior to the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we file reports and other information with the SEC.  However, as a foreign private issuer, we are exempt from the proxy rules of Section 14 and the short-swing profit rules of Section 16 under the Exchange Act.

Certain terms are defined the first time they are used in this annual report.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements.  Statements that are not statements of historical fact, including statements about our management’s beliefs and expectations, are forward-looking statements.  All forward-looking statements involve risks and uncertainties.  Many of the forward-looking statements contained in this annual report are identified by the use of forward-looking words such as “anticipate”, “forecast”, “believe”, “could”, “expect”, “should”, “plan”, “estimate”, “intend”, “predict”, “target” and “potential”, among others.  These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things:

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

•       our future operating performance;

•       the demand for our services;

•       competitive factors in the sector in which we compete;

•       changes in the regulatory framework for our clients in the telecommunications, utilities, services and financial sectors in Brazil;

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

Selected Financial Data

The selected financial data for the years ended December 31, 2009, 2008 and 2007 which is presented in the tables below is derived from our consolidated financial statements prepared in accordance with IFRS. Prior to 2008, we prepared our consolidated financial statements in accordance with U.S. GAAP.

You should read this information together with such financial statements, including the notes thereto, and “Item 5. Operating and Financial Review and Prospects”.  Our complete consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 are presented in Item 18 of this annual report, together with the audit reports of Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, our current and former (respectively) independent registered public accounting firms.

IFRS DATA	Year ended December 31,
	2009	2008	2007
	(in thousands of reais, except per share data)
Statement of Operations Data
Revenue (1)	2,161,016	1,774,728	1,365,815
Cost of services	(1,760,164)	(1,507,603)	(1,174,106)
Gross profit	400,855	267,125	191,709
Operating expenses	(179,734)	(138,448)	(105,880)
Profit before tax	205,721	128,677	85,829
Net income and comprehensive income for the year	131,691	82,826	57,742
Earnings per Share (in reais)
Net income Common shares – Basic (2)	2.23	1.39	0.92
Common shares – Diluted (2) (3)	2.19	1.39	0.88
Preferred shares – Basic and Diluted (2)	2.23	1.31	0.85
Weighted average common shares outstanding – Basic (2)	22,424,793	22,569,675	22,989,259
Weighted average common shares outstanding – Diluted (2) (3)	22,762,305	22,569,675	24,021,293
Weighted average preferred shares outstanding – Basic and Diluted (2)	36,681,000	39,114,166	42,817,744

Balance Sheet Data
Property and equipment, net	352,473	307,700	274,559
Cash and cash equivalents	357,853	355,928	240,310
Total assets	1,071,673	954,435	737,600
Current liabilities	453,882	353,713	265,270
Long-term liabilities	214,285	279,666	175,325
Shareholders’ equity	403,506	321,056	297,005
Total liabilities and shareholders’ equity	1,071,673	954,435	737,600
Cash Flow Data
Operating activities	278,767	254,776	203,176
Financing activities	(74,910)	46,192	(51,344)
Investing activities	(201,951)	(185,350)	(142,821)

_________________________

(1)   Revenue is presented on a consolidated basis, net of sales taxes, returns, allowances and discounts.

(2)   On October 17, 2007, we effected a reverse stock split at a ratio of one share for every 20 shares of the same type, thereby decreasing the number of common shares from 116,495,445 to 5,824,772 and the number of preferred shares from 200,638,288 to 10,031,914.  On January 15, 2010, we effected a reverse stock split at a ratio of one share for 50 shares of the same type, thereby decreasing the number of common shares from 5,772,435 to 115,448 and the number of preferred shares from 9,170,250 to 183,405.  Simultaneously with the January 2010 reverse stock split, we effected a stock split at a ratio of 200 shares for one share of the same type, thereby increasing the number of common shares to 23,089,600 and the number of preferred shares to 36,681,000.  Information relating to the number of shares and earnings per share amounts has been adjusted retroactively to reflect the foregoing stock splits.

(3)   The effects of stock options issued under the Company’s stock option plan were taken into consideration in the calculation of earnings per share for the year ended December 31, 2009, as they would have a dilutive effect.

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

Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market.  The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Brazilian Central Bank (Banco Central do Brasil), or Central Bank).  The Floating Market rate generally applied to specific transactions for which approval by the Central Bank was not required.  Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

On March 4, 2005, the Central Bank issued Resolution no. 3,265 and introduced several changes in the Brazilian foreign exchange regulation, including: (i) the unification of the foreign exchange markets into a single exchange market; (ii) the easing of several rules for the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the term for converting foreign currency derived from Brazilian exports.  On March 8, 2006, the Brazilian government issued Provisional Measure no. 315, enacted on August 24, 2006, or PM 315, which has been approved by Law no. 11,371, enacted on November 28, 2006.  Together with the underlying regulations issued by the National Monetary Council (Conselho Monetário Nacional), or CMN, Law no. 11,371 made the currency exchange rules more flexible, making it possible to maintain export revenues (from merchandise or services) abroad in the exporter’s account or in a Brazilian bank authorized to operate in the exchange market.

On March 18, 2008, the Central Bank issued Circular no. 3,379, allowing Brazilian exporters of goods and services to maintain offshore the totality of their revenues obtained from exports.  Furthermore, PM 315, approved by Law no. 11,371, permits registration with the Central Bank, in local currency, of the foreign capital invested in legal entities located in Brazil which had not been previously registered and was not eligible for another form of registration by the Central Bank (so-called “contaminated capital”).

The following table sets forth the commercial selling rates published by the Central Bank (expressed in reais per U.S. dollar) for the periods indicated.

Year ended December 31,	Period-end	Average for period (1)	High	Low
2005	2.341	2.413	2.762	2.163
2006	2.138	2.176	2.371	2.059
2007	1.771	1.948	2.156	1.732
2008	2.316	1.837	2.515	1.561
2009	1.746	1.999	2.448	1.699

Month			High	Low
January 2010			1.896	1.721
February 2010			1.877	1.804
March 2010			1.820	1.763
April 2010			1.782	1.728
May 2010			1.884	1.723
June 2010 (through June 22)			1.880	1.772

__________________________

(1)   Represents the average of the exchange rates on the last day of each month during the relevant period.

Source: Central Bank

On December 31, 2009, the commercial selling rate was R$1.746 to U.S.$1.00.  On June 22, 2010, the commercial selling rate was R$1.789 to U.S.$1.00.

Risk Factors

The following factors should be carefully considered in addition to the other information presented in this annual report.

Risks Relating to Our Business

A large portion of our revenues originates from a limited number of clients, and the loss of one or more of these clients could significantly impact our results of operations and financial condition.

We strategically focus our marketing efforts on developing long-term relationships with large companies in targeted sectors.  As a result, we rely on a limited number of significant clients for a large percentage of our revenues.  Our contracts with our two largest clients in 2009, Oi and Orbitall Serviços e Processamento de Informações Comerciais Ltda., or Orbitall (a subsidiary of Banco Itaú Unibanco), accounted for 50.3% and 13.2%, respectively, of our revenues for the year ended December 31, 2009.  The current terms of our agreements with Oi (indirectly under common control with us) end in November 2014 and November 2016, each with an automatic renewal for a further 5 to 6-year period from such end dates.

Our agreement with Orbitall, our second largest client in 2009, was amended on December 18, 2009.  Such amendment provided for a further one-year term with an automatic renewal clause for each subsequent year (unless a termination notice is delivered by either party 30 days prior to any annual renewal date).  We also entered into a separate contract with Orbitall’s parent company, Banco Itaú Unibanco.  Several services previously provided to Orbitall are now being provided under the Banco Itaú Unibanco contract, rather than under the Orbitall contract.  Based on our new contract with Banco Itaú Unibanco, we expect it to be our second largest client in 2010.

We have observed in recent years a trend towards corporate consolidation and change of control of companies in our targeted sectors, such as financial services, telecommunications, utilities and internet.  Such events may cause the termination of existing contracts and the loss of the revenues associated with such contracts.  The loss of any key client or the failure to retain a significant amount of business with our key clients would have a negative impact on our results of operations and financial condition.

If the trend towards outsourcing of contact center services were reversed, the growth rate of our business could be reduced.

The outsourced contact center industry has expanded considerably in the past several years as a result of a trend towards outsourcing of contact center services.  One of the premises upon which the growth of our business and operations is based is that this outsourcing trend will continue.  However, external factors, such as increases in taxes on revenues that could significantly impact the cost of services rendered by contact center companies, could cause our current and prospective clients to maintain or return to the use of their in-house functions and thus reduce the trend towards outsourcing of contact center services.  As the Brazilian government has historically increased taxes on revenues or on income, we may see ourselves forced to adjust our pricing in order to maintain our profit margins, which could unfavorably impact the decision of our clients to retain us.

Additionally, our clients may be subject to restrictions on their ability to outsource contact center services.  For example, a lower court ruling has been issued against one of our clients, alleging that under Brazilian law it is not permitted to outsource certain contact center activities that may be protected by Brazilian bank secrecy rules.  Recently, the Minas Gerais State Superior Labor Court confirmed a ruling against TIM Brasil, a Brazilian mobile phone operator, prohibiting TIM Brasil from outsourcing its contact center and telephone sales activities on the grounds that such activities are part of the core business of TIM Brasil.  As of the date of this annual report, the case is pending appeal in the TST (Brazilian Federal Superior Labor Court).  In a similar case, the TST (Brazilian Federal Superior Labor Court) ruled against the ability of CELG (Centrais Elétricas de Goiás), a state electricity provider, to outsource certain services that were considered to be its core business.  Such decision might have an impact on the way lower courts understand what type of services are considered core services and therefore may not be outsourced under Brazilian labor laws.

If these and similar rulings continue narrowing the scope of the services we are allowed to render, we could lose a part of our revenues as our current and prospective clients become restricted from outsourcing certain services of their contact center operations. Moreover, if the government adopts laws that restrict or dictate costly specifications regarding contact center operations and procedures, it could affect current and future clients’ decisions to outsource certain activities, since such laws could unfavorably impact our profit margins and cause us to adjust the pricing of our contracts.

Increases in the use of automated customer services could reduce the demand for our services.

A major part of our services is provided by our contact center attendants.  Services provided by live attendants face increasing competition from automated channels which allow our clients’ customers to directly access self-service assistance systems (e.g., internet sites and automated phone services, such as voice recognition and Interactive Voice Response, a device that automates retrieval and processing of information by phone using touch tone signaling or voice recognition so as to access information residing on a server and reply with a pre-recorded response, such as in “bank-by-phone” transactions).  These automated channels may reduce the need for personal contact with contact center attendants.  As automated services become more technically viable and more widely used, the demand for our services could be reduced.

Our ability to recruit, motivate and retain qualified management and operators could affect the quality of our services, which could impact our ability to attract new clients and retain existing ones.

Since our business is labor intensive, our ability to attract and retain personnel is key to our continued success.  We place significant importance on our ability to recruit, train and retain qualified personnel.  We employed 78,200 employees as of December 31, 2009.  On average, in 2009, we experienced a monthly turnover of approximately 5.4% of our personnel, requiring us to continuously recruit and train replacement personnel as a result of a changing and expanding workforce.  In addition, demand for qualified technical professionals familiar with certain technologies may exceed supply, as new and additional skills are required to keep pace with evolving technology.  In the event that we are unable to recruit, motivate and retain qualified personnel, the quality of our services could be affected, which could impact our ability to attract new clients and retain existing ones.  Additionally, we may experience an increase in personnel costs as a result of (i) a decrease in the productivity of our employees resulting from the loss of qualified, experienced personnel and (ii) an increase in recruiting and training costs related to higher employee turnover.

Our inability to pass through cost increases could seriously harm our profit margins.

In Brazil, it is common for agreements to be renegotiated annually so that their prices are readjusted to account for inflationary variations in costs.  Labor collective bargaining agreements in the contact center industry are also renegotiated on an annual basis to adjust for inflationary pressures, which results in an increase in our personnel costs.  Hence, to protect against increases in costs of, among other things, telecommunications, energy, facilities leases and especially personnel, most of our contact center services contracts also have annual rate adjustment clauses that provide for price increases in an effort to cover such cost escalations.  Nevertheless, we may decide not to exercise the right to adjust our prices fully in view of competitive conditions or other client relationship issues.  In this case, we will not be able to pass through all of our cost increases.  In the past, for example, we have had to adjust some of our client prices at rates below their respective inflationary adjustment indexes.  If any of our costs increase and we are not able to negotiate a commensurate rate adjustment with our clients, our profit margins would be adversely affected.

Our operating results may be harmed if we are unable to maximize our contact center capacity utilization.

Our profitability depends largely on how effectively we utilize our contact center capacity.  In order to create the additional capacity necessary to accommodate new or expanded outsourcing contracts, as well as to face significantly higher utilization during peak periods, we must consider opening new facilities or expanding current ones.  The opening or expansion of a contact center may result, at least in the short term, in idle capacity.  If we lose one or more significant clients, if the volume of calls from our clients’ customers declines or if a significant contract is not implemented in the anticipated time frame, our capacity utilization will be affected.

In addition, our profitability is significantly influenced by our ability to forecast accurately incoming calls.  An excess of operators, based on an overestimated forecast, may reduce our profitability due to unused capacity.  In contrast, if there are more incoming calls than forecast, we may not be able to handle the call volume, and we may lose revenues or fail to meet performance requirements under our contracts.  The failure to meet such requirements could subject us to penalties and indemnities under certain clauses of our contracts.

Despite our ongoing efforts to maximize capacity utilization, we are subject to periods of idle capacity.  This may occur mainly in connection with the commencement of new operations or the termination of an existing contract.  There can be no assurance that we will be able to achieve or maintain optimal utilization of our contact center capacity.

If our clients are not successful, the amount of business they outsource may be diminished and could result in lower revenues for us.

Our revenues are dependent on the success of our clients.  If our clients are not successful, the amount of business they outsource may be reduced.  Furthermore, due to the inbound nature of most of our services (e.g., customer service), the amount of revenue generated from any particular service contract is dependent upon consumers’ interest in, and use of, our clients’ products and services.  If our clients are not successful or their customers reduce their use of our contact center services, our revenues and the expansion of our business would be adversely affected.

General economic and market conditions may adversely affect our financial condition, cash flow and results of operations.

Our results of operations are affected directly by the level of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve.  The recent worldwide economic slowdown may cause reductions in technology and discretionary spending by our clients, which may result in reductions in the growth of new business activity as well as reductions in existing business activity.  If our clients enter bankruptcy or liquidate their operations, our revenues could be adversely affected.  In addition, the current uncertainty concerning global financial markets may have a material adverse effect on us, including our ability and the ability of our clients to raise the necessary capital to fund business operations.

The failure to keep our technology up-to-date may prevent us from remaining competitive.

Our business is dependent on our servers, desktops, telecommunications and network equipment, software applications and IT processes and procedures.  The failure to maintain our technological capabilities or to respond effectively to technological changes could adversely affect our competitiveness.  Our continued growth and future profitability depends, among other factors, on the introduction of new services that effectively leverage and respond to technological developments.  There can be no assurance that: (i) our IT and telecommunications systems will be adequate to meet our clients’ future needs; (ii) we will be able to incorporate new technology to enhance and develop our existing services; and (iii) technologies or services developed by our competitors will not render our services uncompetitive or obsolete.

Interruption of our contact center services due to unforeseen events could have a material adverse effect on our financial condition and results of operations.

Our ability to provide contact center services is dependent upon our ability to protect our facilities and operations against damage that may be caused by fire, natural disasters, power and telecommunications failures, computer viruses, labor strikes, acts of sabotage or terror and other unforeseen events.  We currently have backup systems for our most critical power and data storage and business interruption insurance to offset, in part, certain losses we may incur if our facilities or operations are adversely affected by events outside our control.  Despite the implementation of these systems and contingency plans, as well as network security measures, we may still experience interruption at one or more of our facilities, and we may be unable to provide the services we are contractually obligated to deliver.

As a result of any such interruption:  (i) our revenues could be reduced as a result of reduced activity, as most of our contractual compensation is calculated based on speaking time or number of available workstations; (ii) we may be required to pay non-compensatory contractual penalties, since we may be unable to meet certain agreed-upon quality targets (service level agreements) as a result of such interruption; (iii) we may be required to pay indemnities to our clients for lost profits and damages, if we breach our obligations or are unable to deliver our services; and (iv) if we continue to fail to meet our obligations, our clients may be entitled to terminate their contracts with us.  Depending on the amount of penalties and indemnifications we may have to pay as a result of the interruption of our services, our financial condition and results of operations could be adversely affected.

Breaches of our contact center service contracts could expose us to significant monetary penalties.

We are exposed to different types of contractual penalties as a result of material breaches of our contractual service obligations.  A fair number of our contracts contain provisions setting penalties for breaches at different degrees, determined based on formulas that take into consideration:  (i) the nature and extent of the breach; (ii) the amount of revenues raised or due under the relevant contract in a given year; or (iii) the point in time during the life of the contract in which the breach occurs.  We also have entered into contracts that require us to indemnify our clients for their losses resulting from breach of our obligations under such agreements.  As a general matter, we are unable to quantify our potential exposure under these provisions, as the penalty amounts are based on future variables relating to the nature of the breach, the amount of revenues actually earned or the amount of time during which the contract has been outstanding.

Our exposure to discretionary early termination by Oi, our largest client in 2009, in connection with breaches of our contact center service agreement is equivalent to the revenue we obtain pursuant to such agreement during the three months prior to the date Oi sends us a notice of termination of the agreement.  Our exposure to penalties related to damages caused by the termination of our agreement with Oi as a result of our contractual breach shall be limited to 5.0% of our annual revenue pursuant to such agreement.  Based upon the amount of revenue generated in 2009 pursuant to such agreement, the early termination penalty would have been approximately R$287.4 million (U.S.$164.6 million), while our exposure to penalties related to damages for the year could have been up to approximately R$57.6 million (U.S.$33.0 million).

As a result, our exposure for breach under these contracts, though currently indeterminable, may have a significant negative impact on our results of operations.

We may be unable to achieve the same performance levels we have been experiencing with our performance-based compensation contracts.

We derived approximately 31.9% of our net revenues in 2009 from operations with performance-based compensation, consisting mostly of telemarketing and debt collection services.  These services depend not only on our success in selling a product, locating a debtor or negotiating a debt settlement, but also on other factors that are beyond our control.  For telemarketing activities, for example, our compensation is measured according to the amount of our clients’ products that we are able to sell in a given period of time or on a sales target which we are required to meet.  Consequently, our performance-based compensation for telemarketing can be affected by, among other things, the attractiveness of the products and services we will be selling for our clients.  In addition, prevailing macroeconomic conditions in Brazil, such as GDP growth, unemployment and availability of disposable income, also affect our performance-based compensation more acutely than they affect enterprises that rely solely on fixed-based compensation, since such macroeconomic conditions directly affect consumer spending and default rates.  Consequently, there can be no assurance that we will be able to maintain in the future the same level of our past performance or that we will not incur losses under our performance-based compensation contracts.

We may be responsible for labor liabilities, which could have an adverse effect on our profitability.

We were involved in 7,009 labor claims as of December 31, 2009.  Although the total amount of all labor claims filed against us was approximately R$504,919 thousand (U.S.$289,186 thousand) as of December 31, 2009, as of that date we had only recorded provisions of approximately R$48,362 thousand (U.S.$27,699 thousand), based upon our historical losses in similar lawsuits.  We are also subject to potential administrative proceedings brought by the Brazilian Labor Department.

If all of the labor claims filed against us or a greater portion of such claims than we have provisioned for are resolved against us, our profitability would be adversely affected.  There can be no assurance that additional labor claims and proceedings will not be brought against us in the future, or if they are, that an adverse ruling regarding such claims and proceedings would not have a negative impact on the cost of services rendered by us, or result in the impositions of penalties or other negative consequences.

Our business is highly competitive, and our failure to effectively compete could result in the loss of clients or decreased profitability.

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

Our competitors’ services and pricing practices, as well as the timing and circumstances of the entry of additional competitors into our market, may harm our business.  The trend towards international expansion by foreign competitors and continuous technological changes may lead new competitors to enter our market and may increase pricing pressures.  Our failure to compete successfully could result in loss of clients and specific service contracts or could result in decreased profitability.

CTX Participações holds the majority of our voting shares, and there may be circumstances in which its interests differ from or conflict with the interests of our other shareholders.

We are controlled by CTX Participações, which spun-off from Telemar Participações in April 2008 and as of May 31, 2010, had voting rights over 69.09% of our voting shares.  As our controlling shareholder, CTX Participações is entitled to appoint the majority of the members of our board of directors and has the power to, among other things, modify our business plan, determine the date of dividend payments, approve corporate restructurings and sell our material assets.  We cannot assure that our controlling shareholder will not take actions that might differ from or conflict with the interests of our other shareholders.

We may be liable for fraudulent activities or misappropriation of our clients’ information by our employees or third parties.

Our contact center business puts us in possession of sensitive client information.  Despite our internal controls and our efforts to protect our clients’ information, we may be held liable for fraudulent activities by our employees or by third parties.  For example, unauthorized persons may be able to breach our physical or network security systems.  Meanwhile, authorized employees may misuse their authorization rights or the information to which they have access.  Our failure to prevent these occurrences could:  (i) damage our reputation with our clients and the market; (ii) allow our clients to terminate their contracts with us; (iii) expose us to potential liability; and (iv) subject us to the previously discussed contractual penalties and indemnities, all of which may substantially harm our business and results of operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.  This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, financial condition, results of operations and the market price of our shares and ADSs.

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

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  These uncertainties could adversely affect our activities.  Historically, members of the executive and legislative branches of the Brazilian government, as well as other related persons, have been investigated on the grounds of alleged illicit or unethical behavior.  It is not possible to predict the outcome of such investigations and whether the outcome will adversely affect the Brazilian economy.  As a consequence of their impact on the Brazilian economy, these uncertainties and allegations of unethical or illegal conduct may have a material adverse effect on us and may also adversely affect the market price of our common shares and ADSs.

In addition, Brazil will hold a presidential election in October 2010. The President of Brazil has considerable power to determine governmental policies and actions relating to the Brazilian economy that may consequently affect the operations and financial performance of businesses, such as our company. The presidential election may result in changes in existing governmental policies, and the post-election administration may seek to implement new policies. We cannot predict what policies the Brazilian government will adopt and whether these policies will negatively affect the economy or our business and financial performance.

Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market, our business and operations and the market price of the shares.

Brazil has historically experienced extremely high rates of inflation.  Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have in the past had significant negative effects on the Brazilian economy.  While inflation has been kept largely under control since the introduction of the real in 1994, inflationary pressures persist.  Actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market.  According to the Índice Geral de Preços Mercado, or IGP-M, a general price inflation index published by Fundação Getúlio Vargas, or FGV, the Brazilian general price inflation rates were 7.7%, 9.8% and (1.7)% in 2007, 2008 and 2009, respectively.  According to the Índice Geral de Preços - Disponibilidade Interna, or IGP-DI, another general price inflation index published by FGV, the Brazilian general price inflation rates were 7.9%, 9.1% and (1.4)% in 2007, 2008 and 2009, respectively.  According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA, published by the Instituto Brasileiro de Geografia e Estatística, or IBGE, the Brazilian consumer price inflation rates were 4.5%, 5.9% and 4.3% in 2007, 2008 and 2009, respectively.  In the first quarter of 2010, inflation measured by the IGP-M, IGP-DI and IPCA, was approximately 2.1%, 1.7% and 1.3%, respectively, or 8.8%, 7.1% and 5.3% on an annualized basis, respectively.

Brazil may experience high levels of inflation in the future.  Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the economy overall and our business in particular, such as increasing interest rates.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2009, we had, among other debt obligations, R$204.6 million of loans and financing that were subject to the TJLP (the Brazilian long-term interest rate). The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. A significant increase in the TJLP could adversely affect our financial expenses and negatively affect our overall financial performance.

Changes in Brazilian labor law may negatively affect us.

Brazilian companies are subject not only to the Federal Constitution and ordinary legislation concerning labor relations (mainly the Consolidação das Leis do Trabalho, or CLT), but also to collective bargaining agreements between employers’ associations and employee unions or between individual employers and employee unions, in addition to administrative orders, technical notes and instructions issued by the Brazilian Labor Department.  In addition, the tendency of Brazilian labor laws and regulators to protect employees from dismissal has created barriers to changing already burdensome labor regulations.  Furthermore, due to the volume of cases and insufficient personnel, the labor courts are typically slow in deciding the labor claims and disputes that are submitted to them for resolution.  For a discussion on a recent court ruling that restricts outsourcing of certain contact center activities, see “— Risks Relating to Our Business — If the trend toward outsourcing of contact center services were reversed, the growth rate of our business could be reduced”.

The Brazilian Labor Department continuously issues and revises current labor regulations regarding specific practices in different business sectors.  In April 2007, the Brazilian Labor Department published a technical note setting forth new guidelines concerning labor practices and regulations regarding contact center activities.  These rules include, among other things, employees’ directives regarding work environment, working hours and breaks, ergonomic equipment design standards and guidance on labor related diseases (Exhibit II to Regulation no. 17 (Anexo II da Norma Regulamentadora nº 17)), approved by Rule no. 9, issued by the Brazilian Labor Department as of March 30, 2007 (Portaria nº 09).  Labor inspectors have been paying greater attention to these factors and, as a result, have been requiring strict compliance by companies with workplace health and safety rules.  Enforcement of these new regulations may lead to increased costs, which we may not be able to pass through to our clients or, in some cases, administrative fines, which would adversely affect our results of operations and financial condition.  In addition, the Brazilian Legislative Branch has submitted several bills concerning the reduction of working hours, the restriction of outsourcing and increasing breaks of telemarketing operators.

Changes in the Brazilian telemarketing regulatory framework may directly affect us.

On July 31, 2008, the Brazilian Federal Government enacted Decree no. 6,523/2008 (Decreto nº 6.523/2008), which became effective on December 1, 2008 and imposes upon service providers regulated by Federal Agencies (i.e., telephone, electric energy, cable television, credit card, and airline companies) obligations regarding the “Call Centers Law” (Lei dos Call Centers), which mandates compliance with certain service standards for Customer Assistance Services (SAC - Serviço de Atendimento ao Consumidor).  See “Item 4: Industry Overview — Regulatory Developments regarding Telemarketing Services”.  These laws are applied to a large variety of our clients that have sought services complying with such new rules.  While this set of rules may increase demand for our services, it will also increase the operating costs of our clients.  Additionally, such law provides for substantial non-compliance penalties (ranging from R$200 thousand to R$3,000 thousand per event) that could be assessed upon our clients.  Although we are bound only to the service level agreements contained in our service agreements, our clients might try to transfer any cost associated with such penalties to us.

Regulatory proposals, such as the creation of a “do not call list”, could restrict our contact center services.

A series of bills have been presented to Brazil’s House of Representative and the Senate and to local legislative branches of certain Brazilian states and municipalities proposing to regulate several aspects of the outbound telemarketing services we provide, such as: (i) the days and hours during which outbound calls are allowed; and (ii) the creation of a national “do not call list”.  If these bills are passed, our ability to make outbound calls may be significantly restricted, which would adversely impact our revenues and growth opportunities.  “See Item 4: Information on the Company — Industry Overview — Regulatory Developments regarding Telemarketing Services”.

In addition, laws enacted in several Brazilian states, such as Alagoas, Pernambuco, Maranhão, Paraíba, Paraná, Rio Grande do Sul, Espírito Santo, São Paulo and Mato Grosso do Sul, prevent telemarketing companies from contacting customers that are registered in a public database known as the Register for Telemarketing Phone Call Blocking (Cadastro para o Bloqueio do Recebimento de Ligações de Telemarketing).  This law restricts our ability to make outbound calls, limiting our revenue and growth opportunities.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our clients’ tax burdens.  These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.  Increases in our overall tax burden could negatively affect our overall financial performance and profitability.

Exchange rate instability may adversely affect our financial condition.

The Brazilian currency has been devalued frequently over the past four decades.  Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.  Based on the real/U.S. dollar exchange rate, the real appreciated against the U.S. dollar by 9.5% and 20.7% in 2006 and 2007, while in 2008 the exchange rate depreciated by 24.2%.  In 2009, the real appreciated against the U.S. dollar by 25.5% based on the real/U.S. dollar commercial selling rate of RS$1.746 to U.S.$1.00, as of the close of business on December 31, 2009.  On June 22, 2010, the commercial selling rate was R$1.789 to U.S.$1.00.  Depreciation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies, including tighter monetary policy.  Depreciation of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADSs.  On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth.

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

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other Latin American and emerging market economies.  Although economic conditions are different in each country, the reaction of investors to developments in one emerging market country may cause the capital markets in other countries to fluctuate.  Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so.  Such developments have included the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998 and the 2001 economic and political crisis in Argentina.  The continuing political crisis in Venezuela and the socialist-oriented government of Bolivia may also influence investors’ perceptions of risk in Latin America.  The volatility in market prices for Brazilian securities has varied from time to time as a result of such crises.

Risks Relating to the ADSs and the Preferred Shares

You may not be able to sell the ADSs or preferred shares at the price or time you desire because an active or liquid market for the ADSs or the preferred shares will not likely develop.

There has not been a liquid public market for either our ADSs or our preferred shares.  Our preferred shares are listed on the BM&FBovespa (the stock exchange of the State of São Paulo, Brazil, the main Brazilian stock exchange), but the ADSs are not listed, and we do not intend to list the ADSs in any organized market or stock exchange.  As a result, active trading in the ADSs will not likely develop.  Similarly, active trading in the preferred shares in the United States will not likely develop.  Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

Moreover, since 2005, when our ADS program was first implemented, we have experienced a substantial reduction in the number of our outstanding ADSs.  As of December 31, 2005, ADSs represented 13.8% of our total capital stock, whereas the percentage of our capital stock represented by ADSs has decreased to 1.1%, as of May 31, 2010.

We can terminate the Deposit Agreement without the consent of holders of ADSs.

We can cause the Depositary to terminate the Deposit Agreement at any time by giving the ADS holders at least 30 days’ prior notice.  After termination, the Depositary’s only responsibility will be (i) to deliver deposited securities to ADS holders who surrender their ADSs, and (ii) to hold or sell distributions received on deposited securities.  As soon as practicable after the expiration of one year from the termination date, the Depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADS holders who have not yet surrendered their ADSs.  After making those sales, the Depositary shall have no obligations except to account for such proceeds and other cash.  The Depositary will not be required to invest such proceeds or pay interest thereon.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid and more concentrated than major securities markets in the United States.  As a result, the price for the preferred shares may be subject to substantial volatility, and it may be difficult to find a buyer or a seller at certain times.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the deposit facility at any time, your ability to sell the preferred shares underlying the ADSs at a price and time of your choosing may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in the United States.  As of December 31, 2009, the aggregate market capitalization of the 10 largest companies listed on the BM&FBovespa was approximately U.S.$6,357 billion, representing almost 55.3% of the aggregate market capitalization of that market.  The top 10 stocks in terms of trading volume accounted for approximately 45.8%, 53.1% and 50.0% of all shares traded on the BM&FBovespa in 2007, 2008 and 2009, respectively.

Holders of preferred shares and ADSs have limited voting rights.

Of our two classes of capital shares outstanding, only our common shares have full voting rights.  Except in certain limited circumstances, our preferred shares will be entitled to full voting rights only in the event that we fail to pay the minimum dividends for a period of three consecutive years.  As a result of these limited voting rights and the fact that CTX Participações had, as of May 31, 2010, voting rights over 69.09% of our voting shares, holders of our preferred shares and, therefore, of our ADSs, generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

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

When compared to Delaware corporation law, Brazilian corporate law and practice have less detailed and well-established rules and fewer judicial precedents relating to protections afforded to non-controlling security holders and the review of management decisions involving duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions.  In addition, shareholders in Brazilian companies must hold at least 5.0% of the outstanding share capital of a corporation in order to have standing to bring a shareholder derivative suit, and shareholders in Brazilian companies ordinarily do not have standing to bring class action suits.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets may not be as highly regulated and supervised as the U.S. securities markets or markets in other jurisdictions.  In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States, potentially causing disadvantages to holders of the preferred shares and/or ADSs.  Corporate disclosures may be less complete or informative than that ordinarily expected of a U.S. public company.

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
Dividends paid by us will not be eligible for the favorable rate of U.S. federal income taxation applicable to certain “qualified dividend income.”

Dividends received before January 1, 2011 by non-corporate U.S. shareholders on shares of certain foreign corporations will be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met.  However, because our preferred shares and ADSs are not listed, and we do not intend to list the preferred shares or ADSs, on an established securities market in the United States and there is no income tax treaty between Brazil and the United States, we currently do not expect that those conditions will be met with respect to our preferred shares or ADSs.  As a result, distributions on the preferred shares or ADSs paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, generally will be taxable as ordinary income to U.S. shareholders and will not be eligible for a reduced rate of taxation.  See “Taxation — Certain Material United States Federal Income Tax Considerations — U.S. Holders — Receipt of Distributions.”

We may be, or may become, a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences for U.S. investors.

Based on current estimates of our gross income, gross assets and the nature of our business, we do not believe that we are, and we do not expect the preferred shares to be considered shares of, a PFIC for U.S. federal income tax purposes for our current taxable year (although the determination cannot be made until the end of such taxable year), and we do not expect to be a classified as a PFIC for the foreseeable future.  There can be no assurances in this regard, however, because the application of the relevant rules is complex and involves some uncertainty.  In particular, the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income, applying certain look through rules, that is characterized as passive under the PFIC rules.  Moreover, our business plans may change, which may affect the PFIC determination in future years.  Accordingly, it is possible that we may be, or may become, a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. investor held preferred shares or ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Taxation — Certain Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad.  If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal.  Thereafter, upon the disposition of or distributions relating to such preferred shares, you will not be able to remit foreign currency abroad unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration.  If you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, such preferred shares.

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

Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage.  Rights to purchase shares in these circumstances are known as preemptive rights.  We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement.  If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as Depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale.  However, these preemptive rights will expire if the Depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

Contax Holding and Contax S.A. are corporations organized under the laws of Brazil, and all the members of our Board of Directors and all of our executive officers and our independent public accountants reside or are based in Brazil.  All of our assets and those of these other persons are located in Brazil.  As a result, it may not be possible for you to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our Board of Directors or executive officers than would shareholders of a U.S. company. Although, subject to certain conditions, investors generally would be permitted to bring an original action in Brazilian courts under the U.S. federal securities laws, pursuing such an action in a Brazilian court could prove difficult given the relative inexperience of such courts in these matters.

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

Contax Holding is the sole parent company of Contax S.A., a corporation incorporated in Brazil on April 3, 2000 as a sociedade por ações under the name Contax S.A. (subsequently renamed TNL Contax S.A. and since December 2009 again renamed Contax S.A.).  Contax S.A. is the only significant subsidiary of Contax Holding and is an operational entity that conducts contact center service activities.

On December 29, 2004, the shareholders of TNL approved a proposal from its Board of Directors to spin off Contax Holding to TNL’s shareholders for two primary reasons: (i) to realize the full value of the company as a separate entity; and (ii) to allow the management of TNL to focus on its telecommunications operations.  The spin-off was consummated in August 2005 with the delivery of Contax Holding shares to the shareholders of TNL.

In October 2008, we invested in our new subsidiary Todo.  The launch of operations in the information technology services outsourcing segment through this subsidiary was aimed at expanding our service portfolio and entering new markets, without losing focus on our main business, the contact center (voice process outsourcing) services conducted through Contax S.A.

Contax S.A. owns 80.0% of the voting and total capital of Todo, with the remaining shares of Todo’s capital held indirectly by executive officers of Todo.  A shareholders’ agreement and other documents were signed between the parties regulating matters such as a non-compete agreement between Todo and Contax S.A. and restrictions on the remaining shareholders regarding the sale of shares.  Todo is managed independently from Contax S.A., with different executive directors and with its headquarters located in São Paulo.  Todo did not conduct any significant activities during 2008, and, in 2009, its strategic focus was on supplying IT and infrastructure solutions to Contax S.A.  In 2010, it has sought to expand its services to existing clients of Contax S.A.

Telemar Participações S.A. Restructuring Process

On April 25, 2008, the restructuring of the ownership structure of Telemar Participações (Contax’s previous controlling shareholder) was concluded.  On that date, an Extraordinary Shareholders’ Meeting of Telemar Participações approved the transfer of Contax Holding shares held by Telemar Participações to CTX Participações, a new company created for this purpose.

The restructuring was effected to separate Telemar Participações’ interests into two different companies to operate in the contact center and telecommunications industries, respectively.  Although Telemar Participações and CTX Participações have substantially the same shareholders, they are two different investment groups with different investment strategies.

The charts below show the capital structure before and after the restructuring of our controlling group:

Before the restructuring:

Immediately after the restructuring:

Share Buyback

During 2006 and 2007, we implemented three different buyback programs, which resulted in the repurchase of 719,000 common shares and 2,705,000 preferred shares.  Of these totals, 544,000 common shares and all of the 2,705,000 preferred shares were cancelled, with the remaining 175,000 common shares held in treasury without reducing the our capital stock.

In September 2008, we approved a fourth buyback program of approximately R$40 million.  By the end of September, we had completed implementing the program and repurchased 52,337 common and 861,664 preferred shares.  All of these shares were canceled in January 2009, resulting in capital stock of 14,942,685 shares, comprised of 5,772,435 common and 9,170,250 preferred shares.

We paid an aggregate of R$201 million in connection with these buyback programs, of which R$41 million was used in 2006, R$120 million in 2007 and R$40 million in 2008.

At a Board of Directors’ meeting held on October 27, 2009, our shareholders approved a fifth share buyback program for the acquisition of a maximum of 699,800 of our common shares and 1,945,000 of our preferred shares, representing less than 10% of our outstanding common and preferred shares.  We will use funds from our capital and statutory reserves to acquire these shares.  As of May 31, 2010, we had acquired a total of 244,200 common shares pursuant to our fifth buyback program.

Stock Option Plan

At the General Shareholder’s Meeting held on April 16, 2007, our stock option plan was approved.  The purpose of the plan, established pursuant to article 168, paragraph 3, of Law no. 6,404/76, is to enable us to attract executives, as well as to retain and ensure a closer alignment between the interests of our management and the interests of our shareholders.

On September 4, 2009, we approved changes to our 2007 stock option program (a) to adjust the number of options granted to the beneficiaries of the 2007 program due to the reverse stock split at the ratio of one (1) share for every twenty (20) shares (see “ — Reverse Stock Split and Stock Split” below); (b) to adjust the option exercise price from R$51.20 to R$45.00; (c) to change the option exercise price inflation adjustment index from IGP-M to IPCA; and (d) to discontinue the obligation of beneficiaries to exercise options with funds from their annual bonuses.

Reverse Stock Split and Stock Split

On October 17, 2007, our shareholders approved the reverse stock split of all shares representing our capital stock at the ratio of one (1) share for every twenty (20) shares of the same type.  The plan was approved in consideration of the large number of small shareholders who did not actively trade in our shares.  With the spin-off from TNL, we inherited several million “inactive” shareholders and in an effort to reduce unnecessary administrative and operating costs and to provide a low cost form of liquidity for these small shareholders, we decided to effect a reverse stock split.  The reverse stock split was effected on November 19, 2007.  Since ADS are mainly concentrated in the hands of institutional investors in large quantities, no reverse stock split took place in relation to the ADSs, so that each ADS subsequently represented one-twentieth of a preferred share.

After approval of the reverse stock split, our shareholders were given one (1) month to either acquire new stock in order to hold at least one share according to the new ratio or to sell their shares free of transaction costs.  After the stipulated period, there were still shareholders left with fractions of shares.  On August 13, 2008, the share fractions were grouped and auctioned, and the proceeds were made available to their former holders.

On November 13, 2009, our shareholders approved (i) a reverse stock split of all shares representing our capital stock at the ratio of one (1) share for every fifty (50) shares of the same type and (ii) a simultaneous stock split of all shares representing our capital stock at the ratio of two hundred (200) shares for one (1) share of the same type.  The concurrent reverse stock split and stock split was intended to (a) adjust our shareholder base and decrease administrative costs both for us and our shareholders; (b) improve the efficiency of our records, controls and reporting systems; (c) diminish the possibilities of errors and improve services to our shareholders; and (d) improve the market price and liquidity of our shares.

After our shareholders approved the reverse stock split and simultaneous stock split, our shareholders were given until January 15, 2010 to adjust their share positions.  The reverse stock split and simultaneous stock split were effected on January 15, 2010, and, after that date, our shares have been trading exclusively in the proportions resulting from the reverse stock split and simultaneous stock split.  As a result of these stock splits, as of the date of this annual report, our capital stock consists of 59,770,600 shares, of which 23,089,600 are common and 36,681,000 are preferred shares.  After the stock splits, some shareholders were owners of fractions of shares.  These share fractions were grouped and auctioned on BM&FBovespa on May 17 and May 24, 2010, and the proceeds were used to pay the original shareholders.

As a result of the reverse stock split and simultaneous stock split effected on January 15, 2010, each ADS represents one-fifth of a preferred share.

Overview

We specialize in the design, implementation, and operation of complex contact centers, in order to help our clients improve their customer relationships and maximize the value they provide to their customers.  Our clients include many of Brazil’s largest companies in the telecommunications, financial services, utilities and Internet sectors.

Contax began operations at the end of 2000 in response to opportunities in the Brazilian contact center outsourcing market.  Contax initially provided outsourced services previously rendered by Oi in order to increase the quality of Oi’s in-house contact center activities.  In addition, Contax provided integrated services with Oi to their large corporate customers.

We have experienced overall growth of our businesses since inception.  Based on information available in the most recent financial statements published by Brazilian contact center companies, we maintained our position as the largest contact center service provider in Brazil based on our results of operations for 2009.

During 2009, we increased our client base in comparison to the previous year, from 58 clients as of December 31, 2008 to 71 as of December 31, 2009.  Our business strategy is focused on developing long-term relationships with large companies in targeted sectors.  We offer a variety of channels of communications to interact with customers, including voice, Internet, e-mail, mail and fax services.  As of December 31, 2009, we had 78,200 employees (74,499 as of December 31, 2008) and operated 34,820 workstations (32,153 as of December 31, 2008) located throughout 30 contact centers (25 as of December 31, 2008) in Brazil.

Our services are designed to enhance the quality of customer interaction at all stages of the customer lifecycle, from identifying and acquiring new customers through providing information and customer services, rendering technical support, customer retention and debt collection.

Industry Overview

The scope of customer interaction by contact centers generally has expanded from single purpose (generally, basic support or marketing) to integrated service offerings (combining services such as customer service, telemarketing, technical support, customer retention and debt collection) through various communication channels.  As a consequence, the outsourced contact center sector has evolved from primarily single-facility, low technology environments to large, full-service organizations with multi-channel, large-volume contact centers that use sophisticated technology platforms to support such activities.

Companies traditionally relied on in-house personnel and infrastructure to perform sales, direct marketing and customer service.  However, driven by increasing competition and higher customer sophistication, in the 1990s companies began to outsource their contact center activities in order to focus on their core businesses and to reduce costs.  Because such activities face significant fluctuations in demand, many companies have found that it is not cost-effective to maintain excess capacity, particularly during peak traffic periods.  Moreover, many companies have recognized that they were not appropriately equipped to conduct contact center activities and could not keep pace with the rapid changes in technology.

Outsourced contact center providers are able to render services at a lower overall cost as a result of their ability to amortize fixed costs over a large number of customers, resulting in economies of scale in operations and technology.  For example, by turning to an outsourced services provider, a company can obtain access to sophisticated technology platforms, such as call management software, interactive voice response systems, predictive dialers (devices used to automate the method of making outbound calls and direct them to an operator when a live person answers, thereby screening out answering machines, busy signals or other operator intercepts) and automatic call distributors, without the cash outlay or maintenance costs that would be required to implement these features in-house.  Because of their expertise and experience, outsourced contact center providers are also able to achieve higher quality and productivity, allowing their clients to focus on their core businesses while retaining and enhancing customer relationships.

Today, companies face the challenge of delivering consistent levels of customer service, regardless of the channel of communications utilized or their customers’ location.  This trend has been fueled by the continued growth in Internet, short message service (SMS) and e-mail use, and the increasingly remote nature of customer interactions.  Moreover, companies are increasingly focused on better, differentiated customer services and on increasing the value of their customer relationships through the cross-selling of additional products or services.  By working in partnership with an outsourced services provider, a company can focus on its strategy for acquisition, retention and growth of its customer base without being overburdened with the complexities of day-to-day contact center operations.

Contact center activities are becoming central to the way companies choose to enhance customer loyalty and retention.  According to IDC (a market intelligence and consulting company specializing in the IT and telecommunication industries), the outsourced contact center market worldwide had gross revenues of approximately U.S.$62.3 billion in 2009, with the Brazilian market contributing an estimated R$7.2 billion (U.S.$3.9 billion).  The IDC estimates that five key sectors constitute approximately 90% of this market: telecommunications; technology/consumer; financial services; health care; and transportation/leisure.  The two biggest companies in the Brazilian contact center market (Contax and Atento) together had gross revenues of approximately R$3.6 billion (U.S.$2.1 billion) in 2008 and R$4.0 billion (U.S.$2.3 billion) in 2009.

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

Brazilian contact center service providers have enjoyed significant growth over the past several years.  Several factors have contributed to this growth:

•       Increase in telephony penetration.  Prior to Brazil’s privatization of state-owned telecommunications companies in 1998, telephony penetration in Brazil was very low, limiting the use of contact centers as an effective way to deliver customer service on a broad basis.  Today, a larger portion of the Brazilian population can access customer services in general through different communication channels, including both mobile and fixed-line terminals.  According to the Brazilian telecommunications regulatory agency (Agência Nacional de Telecomunicações), or Anatel, total wireline and wireless penetration grew from 42.8 million in 1999 to 215.4 million in December 2009.

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

•       Pressure to reduce costs.  Pricing pressures from competition and shareholder demands for higher returns have forced Brazilian companies to streamline personnel, through restructuring and outsourcing, and to make other cost reductions, including reducing face-to-face customer services.

According to the most recent data provided by IDC, the total number of outsourced workstations in Brazil grew from 127,670 workstations at December 31, 2007, to 148,000 at December 31, 2008 and, based on preliminary estimates, 172,526 at December 31, 2009, which represents growth of approximately 14.2% in 2008 and 16.1% in 2009.  We believe that this increase in outsourced contact center workstations is an indication of substantial growth opportunities for contact center services providers in the next few years.

As part of our efforts to improve the services we provide to our clients, we launched, in November 2007, a project to voluntarily join the Seal of Ethics of PROBARE - Brazilian Program for Self-Regulation of Client Relations Market.  PROBARE is an initiative by three entities active in the client, consumer and company relations market in Brazil: Brazilian Association of Direct Marketing (ABEMD - Associação Brasileira de Marketing Direto); Brazilian Association of Client Relations (ABRAREC - Associação Brasileira das Relações Empresa Cliente); and Brazilian Association of TeleServices (ABT - Associação Brasileira de Telesserviços).  These entities identified the need for definition of standards of self-regulation in the client, consumer and company relations sector, in order to improve services provided.

In order to attain this status, we underwent a rigorous auditing program according to which we had to meet strict requirements.  Our Antártica (São Paulo), Comércio (Salvador) and Mauá (Rio de Janeiro) sites have been officially certified, and we are working to fulfill the same requirements in other operational sites.

Regulatory Developments regarding Telemarketing Services

On July 31, 2008, the Brazilian Federal Government enacted Decree No. 6,523/2008 (Decreto nº 6.523/2008), which became effective on December 1, 2008 and is imposed upon services providers regulated by Federal agencies (i.e., telephone, electric energy, cable television, credit card, and airline companies).  The new set of rules, which is also referred to as the “Call Centers Law” (Lei dos Call Centers), mandates that the Customer Assistance Service (SAC - Serviço de Atendimento ao Consumidor) of such services providers shall comply with the following: (i) all telephone calls must be free of charges and may not result in any financial burden to consumers; (ii) consumers must have the option in the first menu — and in all subsequent menus — to contact directly an operator; (iii) telephone calls will not be terminated until the request is completed; (iv) access to an operator shall not be conditioned to providing any consumer’s data; (v) consumers must have access to an operator within a time limit ranging from forty-five (45) seconds to ninety (90) seconds, depending on the business of the service provider, as mandated by Ordinance No. 2,014/2008 from the Ministry of Justice (Portaria nº 2.014/2008); (vi) misdirected telephone calls must be reassigned to the proper operator within sixty (60) seconds; (vii) unless authorized by a caller, no marketing nor advertising, such as recorded announcements, is permitted while a caller is on hold; (viii) all claims, requests, demands and complaints must receive a protocol number to permit the consumers to track their information; and (ix) all telephone calls must be recorded and retained for a period of ninety (90) days and must be provided to consumer upon request within ten (10) days, pursuant Ordinance No. 49/2009 of the Secretariat of Economic Law of the Ministry of Justice (Portaria nº 49/2009).

A series of bills have been presented to Brazil’s House of Representatives and Senate and to local legislative branches of certain Brazilian states and municipalities proposing to regulate several aspects of the outbound telemarketing services we provide, such as: (i) the days and hours during which outbound calls are allowed; and (ii) the creation of a national “do not call list”.  These proposals were part of Bill No. 243-04, which currently provides for the creation of the “do not call list”, limitations on outbound telemarketing services to the hours between 8:00 am to 6:30 pm, except on Sundays and holidays during which outbound telemarketing services are prohibited.  The proposals are currently being discussed by the Commission for Constitution, Justice and Citizenship (Comissão de Constituição, Justiça e Cidadania) in the Senate, which is expected to issue a conclusive decision and submit the bill to the House of Representatives and then to the President of Brazil for final examination and approval.  If approved, such amended bill will enter into effect after a grace period of one year.  Additionally, there are other bills pending in the House of Representatives that also propose the creation of “do not call list” legislation with minor differences among them.

In 2009, the States of Alagoas, Pernambuco, Maranhão, Paraíba, Paraná, Rio Grande do Sul, Espírito Santo, São Paulo and Mato Grosso do Sul enacted new laws which created local registers for telemarketing phone call blocking.  Under these laws, telemarketing companies are prevented from contacting customers in these states that are registered in the public database.  These laws restrict our ability to make outbound calls to these states, which limits our revenue and growth opportunities.

Our Strategy

Contax’s business model is built on the expertise acquired through highly complex operations and a high volume of transactions, allowing us to render customized services.  We seek to address the specific needs of each client and to offer products that solve problems in a continuing and pro-active manner.  We aim to serve as an essential link between our clients and their customers, adding value through our services.  We believe that the more we participate in and understand our clients’ business, the more we can enhance the quality of the services we offer.

In 2005, in order to improve the link between our clients and their customers, we established a business strategy focused on (i) the improvement and differentiation from other service providers of our four main services: customer service; telemarketing; customer retention; and debt collection; and (ii) excellence in support areas and operational processes.

We aim to establish long-term relationships with our clients by seeking to deliver continuing and sustainable results.  We also seek to introduce new services for existing clients.  In 2009, the growth in revenues from pre-existing clients accounted for 91% of the growth in net revenues.

At the end of 2008, in an effort to increase the diversification of our service offerings, we created a new subsidiary, Todo, which is focused on information technology services outsourcing.  The experience acquired in-house by our IT department in providing contact center solutions was incorporated into a new business that initially targeted in-house contact centers.  Currently, in addition to providing IT solutions for our business, Todo seeks to develop new IT solutions for other clients as well.  Furthermore, we are considering diversifying our strategic initiatives through (i) the acquisition of contact center services providers in other Latin American countries; (ii) the development of a sales representative business pursuant to which we will supply outsourced sales personnel to provide in-store sales and marketing services to our clients; and (iii) the rendering of administrative services that are part of customer relationship management solutions.

Considering our strategies, our approach to refining our principal product offerings is focused on:

Customer service: We believe that one of the reasons many clients are resistant to outsourcing their customer service function is fear of lowering quality and thus jeopardizing the relationships they have with their customers.  We seek to address these concerns by enhancing the customer service model currently in use in the market, implementing actions designed to make each contact with a customer more profitable, consistently improving the quality of services and increasing efficiency.  We seek to expand our client base by providing high quality and personalized service consistent with our clients’ expectations.

Debt collection: We see potential for growth in the debt collection market.  Each industry segment and each client has different requests concerning the way a collection should be processed.  We believe the successful model used with some of our clients can be successfully implemented in other operations, depending on the needs of other clients.  By developing pilot tests to try new methods of debt collection, integrating management information systems with clients’ needs, providing debt collection operators with proper training, as well as implementing customized forms of variable earnings, we believe that we will be able to continue to grow our client base.

Telemarketing: We believe we have consistently improved the quality of our telemarketing services.  The model we developed with our oldest client, Oi, has been mutually beneficial.  We believe that by customizing this model to the specific needs of other clients, we will be able to fulfill our other clients’ requirements.

Customer Retention: Our customer retention services seek both to persuade the end consumer not to cancel a service and to observe consumer behavior, adopting preventive measures to avoid cancellation requests and mapping and developing new customer retention offers.

The development of our support areas and operational model include the following principal elements:

Human resources: We believe our employees are the key to our success.  We focus on attracting and retaining new employees, monitoring their performance and using diverse training methods to meet each client’s needs.  By developing a structured career plan and providing various performance initiatives, we seek to achieve employee excellence and instill our company’s values in our workforce.

Operational model: By providing our clients with services during the entire customer lifecycle and developing a compelling value proposition in our main product categories, we believe we can continue to enhance our operational model.

IT systems: We believe that infrastructure and technology are important elements in providing superior services and attracting new clients.  We seek to maintain a competitive advantage and to distinguish our services by utilizing advanced IT systems and by maintaining strong partnerships with leading technology providers.  With this objective, Todo was created to become a supplier of technological services designed according to the specific needs of contact centers.  Todo’s first customer, when it commenced operations in April 2009, was Contax, which outsourced its entire IT area to Todo.

Commercial model: We have recently added specialized members to our sales force and created a product management marketing function in order to expand our range of clients and services.  We are developing new product offerings that focus on specific segments of our clients’ businesses and are continually identifying clients that are not currently “key accounts” to whom we seek to provide a broader range of contact center services.

Since 2006, within the “WE MAKE CUSTOMERS FOR LIFE” business strategy, we have created Operations Offices, which specialize in customer service, debt collection and telemarketing, as well as creating a Department of Products, which implements a set of product offers in our main product lines.

Competition

The outsourced contact center sector in Brazil is competitive and fragmented.  Our five largest competitors are listed further below.  We also compete with a variety of companies, including niche providers, consulting companies, IT providers and numerous small companies that offer low value-added services (primarily outbound telemarketing services).  In addition, we compete with in-house contact centers, which continue to represent the largest segment of contact center activities.  Moreover, some of our outbound services also compete with other forms of direct marketing, such as mail and e-mail messages, and with traditional media, such as television and radio.

We believe offshore outsourcing, where the contact center provider is not located in the same country as its customers, is neither a threat nor a significant opportunity for us as of the date of this annual report.  Because Brazil is a low-cost country and the national language is Portuguese, it is unlikely that contact center service providers in other countries, usually referred to as “offshore” facilities, could provide Portuguese-speaking customer service at a lower cost than providers in Brazil.  Although Brazil has competitive labor costs when compared to those of other countries and a large qualified workforce, we do not believe that significant opportunities to provide services for other countries currently exist.  We monitor these opportunities on a regular basis.

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

Since 2005, we have been the leading contact center service provider in terms of revenues (based on information in the most recent financial statements published by Brazilian contact center companies).  Our major competitors in Brazil are:

•       Atento.  Atento is a part of the Spanish telecommunications group, Telefónica, which in Brazil controls a large fixed-line operator (Telesp), an Internet provider (Terra) and, together with Portugal Telecom, Brazil’s leading mobile operator (Vivo).  Atento has operated in the Brazilian market since 1999.  After acquiring several companies in the sector, Atento became one of the largest contact center services providers in Brazil.  Two of Atento’s major clients are Telefónica and Banco Itaú Unibanco.

•       Tivit.  Tivit is controlled by Tivit Tecnologia (35%), Patria Group (7%), Luiz Roberto Novaes Mattar and Eraldo Dante de Paola (14.31%).  On May 10, 2010, funds managed by Apax Partners entered into an agreement to acquire 54.25% of the shares of Tivit.  Following the acquisitions of Softway and Telefutura in 2007, Tivit has become one of the five largest contact center providers in Brazil.  Two of Tivit’s major clients are Santander and Telefónica.

•       Dedic.  Dedic is controlled by Portugal Telecom, which controls Vivo jointly with Telefónica.  Dedic renders services, directly or indirectly, primarily to Portugal Telecom’s subsidiaries in Brazil.  Two of Dedic’s major clients are Telefônica and Banco Itaú Unibanco.

•       CSU.  CSU is controlled by Gstaad Investment Holding Company and River Charles.  CSU was created in 1992 and is comprised of four units: (i) CSU CardSystem, which is currently the largest Brazilian independent automated billing processing company; (ii) CSU TeleSystem; (iii) CSU Credit&Risk; and (iv) CSU MarketSystem.  CSU is present in São Paulo, Rio de Janeiro, Pernambuco and Paraná, and two of its major clients are Globo Cabo (NET) and Banco do Brasil.

•       Teleperformance.  Teleperformance is a French company that operates in approximately 45 countries.  In 2004, Teleperformance expanded its Brazilian operations by merging with Companhia Brasileira de Contact Center, after which Teleperformance became one of the largest contact center service providers in Brazil.  Two of Teleperformance’s major clients are UOL (one of the largest Brazilian Internet providers) and Sky/Direct (a pay-TV provider).

Our Business

We offer a variety of integrated customer-interactive products and services covering all stages of the customer lifecycle through multiple communications channels.  Each of our main service offerings (customer service, telemarketing, technical support, client retention and debt collection) seeks to add value to our clients’ customer relationship management (CRM) strategies, while anticipating their needs.  We believe we operate in a flexible environment that can accommodate dynamic shifts in volume, workload and staffing requirements.  We seek to build upon and strengthen end-customer relationships on behalf of our clients.  Our operators are highly trained in the applicable products and services they are supporting and, as a result, they can act as a seamless extension of our clients’ efforts to acquire and service their end-customers.

Our business approach is geared toward creating unique products and services that are developed jointly with our clients, leveraging our experience and best practices for each new client we serve.

Building on these tailored products and services, we have developed particular strengths (e.g., customer retention and debt collection) that we can leverage by servicing other clients across diverse sectors.

The main services rendered by us are the following:

•           Customer Service.  Our customer service solutions focus on providing high quality customer service and on understanding the reasons why customers initiate contacts, which are followed by specific recommendations for improving services offered by our clients.  Contax also develops cross-selling and up-selling strategies associated with customer service efforts and identifies opportunities for automation.  Our customer service solutions are segmented into interactive voice response (IVR), personal services (B2C and B2B), technical support, field support and back-office.

•           Telemarketing.  Our telemarketing service is focused on providing efficient solutions for attracting new customers (whether through active, receptive or blended approaches) and improving returns from the existing portfolio of customers, always focusing on the specific characteristics of each customer and our client’s target market.  We seek to achieve these goals through (i) efficient contact, through predictive dialers (which are computerized systems that automatically dial batches of telephone numbers) and enhancement of contact lists, and (ii) the quality of the telemarketing personnel, achieved through recruiting focused on the appropriate profile of potential employees, regular training and motivation.

•         Debt Collection.  We design debt collection strategies together with our clients to maximize              results, while emphasizing customer retention.  We participate from the early stages of developing our clients’ debt collection strategy through the actual execution of the strategy, using database        filters (systems that prioritize contacts and determine the type of service each customer will          receive), predictive dialers and other automated contact tools, such as voice mail and text               messages typically sent to wireless handheld devices, in order to maximize the likelihood of                customer contact and behavior models that enable us to categorize customers’ risk and identify the       most efficient techniques for interacting with customers.  In order to enhance our performance, we       launch pilot programs to test the statistical efficiency of specific tools and strategies.

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

•            Customer Retention.  We provide our clients with customer retention services, whether by persuading their end-customers not to cancel a service or by observing customer behavior and taking preventive measures to avoid cancellation requests.  We collaborate with our clients by mapping final customers’ opinions in an effort to ensure the adoption of adequate strategies for reversing intentions to cancel services.

We also offer other services such as dispatch, back-office support and surveys, among others.  Furthermore, we continuously work with our clients to develop new products and service offerings.

With the objective of exploring new business opportunities and developing new products, in April 2009, we initiated Todo’s operations.  Todo acts as a provider of technology services, with an initial focus on the contact center segment.  Through Todo, we intend to supplement our range of services and take advantage of our expertise and market relationships in order to expand our information technology services outsourcing activities.

Todo was created from Contax’s own IT area, which we believe will facilitate its emergence as a significant player in this market segment.  Over time, Todo intends to expand its operations mainly to offer services to companies that have their own contact centers, providing technological solutions for this market, which has shown a growing demand for specialist service providers.

The percentages of revenues derived from each of the services listed above were as follows for the periods indicated:

	Year ended December 31,
Services	2009	2008	2007
Customer Service	58.8%	54.0%	53.0%
Telemarketing	14.1%	15.7%	13.7%
Debt Collection	15.3%	15.0%	17.1%
Technical Support	2.3%	1.9%	2.5%
Customer Retention	4.2%	5.0%	5.0%
Other	5.3%	8.4%	8.7%
Total	100.0%	100.0%	100.0%

On a monthly basis, we handle approximately 180 million customer contacts over the telephone at our 30 contact center sites. Our technology infrastructure provides for the effective distribution of calls to one or more of our sites.

Markets and Clients

We provide contact center services primarily across the following sectors:

•       Telecommunications.  We provide a full range of contact center services to Oi, our largest client.  Oi’s operations include fixed-line terminals, long-distance services, mobile services, as well as broadband and corporate voice and data services.  In addition to traditional customer related services, we deliver extensive customer retention and debt collection services for Oi’s retail and corporate customers.  Due to our strong relationship with Oi and because other telecom groups control their own contact center companies, we have not actively pursued other opportunities in this sector.

•       Financial Services.  We provide a broad range of services to the credit card, retail bank and insurance segments, as well as to consumer credit companies.  This sector continues to grow in importance for us since many financial institutions have in-house operations that fit into our strategy of focusing on clients with high volume and highly complex services.  In addition, new financial products and service offerings have expanded our opportunities in this sector.

•       Utilities.  There are several large companies in Brazil in the power, water and sewage, and gas distribution segments.  Currently, we provide services to a few power distribution companies in the Southeast and Northeast regions of Brazil.  We intend to continue to expand our activities in the utilities sector and believe we could benefit if there is further privatization in the water and sewage segment.

•       Internet.  We have developed specific end-to-end services for Internet service providers, or ISPs, by servicing iG, Brazil’s largest ISP, and, more recently, Oi’s new ISP subsidiary.  We are particularly interested in providing customer acquisition, retention and technical support services to the growing number of broadband Internet access providers.

Other key sectors include pay TV, travel and transportation.  We conduct all of our business in Brazil and all of it in Portuguese.

The percentages of revenues with respect to each sector listed above were as follows for the periods indicated:

	Year ended December 31,
Sector	2009	2008	2007
Telecommunications(1)	57.3%	51.2%	50.8%
Financial Services	36.9%	33.7%	33.5%
Utilities	0.7%	1.5%	2.0%
Internet	0.0%	0.2%	1.3%
Other(1)	5.1%	13.4%	12.4%
Total	100.0%	100.0%	100.0%

__________________________

(1)   Reflects the reclassification of a significant client from “Other” in 2007 and 2008 to “Telecommunications” in 2009. Revenues from such client amounted to R$143.2 million for the year ended December 31, 2009 (representing approximately 6.6% of our total revenue for such period) and R$136.4 million for the year ended December 31, 2008 (representing approximately 7.7% of our total revenue for such period).

Client Contracts

Most of our relevant contact center services agreements range from one to six-year terms and allow clients to terminate services after an initial lock-in period, which varies from six to 60 months.  Most of these contracts establish penalties calculated as a percentage of the estimated value due for the remaining term of the agreement.  We have historically established long-term relationships with our clients based on the renewal of our contracts and expansion of the services we provide.

Pricing models have evolved over the last few years.  In the past, most of our contracts were based on capacity rental, where the client defined the number of workstations to be employed for a fixed price.  Most of our inbound service contracts are now billed based on speaking time, where the client pays for each minute of conversation between our operators and customers.  Other services are mostly priced on a pay-for-performance basis, where we either receive a combination of a fixed-rate fee plus a success fee or payments that are wholly performance-based.  Typically, performance-based compensation is used in debt collection and telemarketing services.

Our services can be rendered on a fully-outsourced or partially-outsourced basis.  Partially-outsourced services may include providing our contact center infrastructure when clients desire to use their own employees or providing our human resources when clients have already invested in their own facilities.

Nearly all of our contracts include service level agreements (SLAs) that define performance requirements and minimum quality thresholds.  Service Level Agreements are agreements between service providers and their customers that define, among other things, the services provided, the metrics associated with these services, acceptable and unacceptable service levels (e.g., speed-of-answer goals), liabilities on the part of the service provider and the customer in the case of non-performance, and actions to be taken in specific performance.  The most common service level agreement provision on inbound services is related to the time a customer should wait to be serviced.  This is typically measured as the minimum percentage of phone calls that should be answered in a maximum time frame (e.g., an “80/20” service level agreement provision requires that at least 80.0% of the calls will be answered in no longer than 20 seconds).  With the increased complexity of outsourced services, more service level agreement provisions are required by clients, such as service interruption, adherence to defined scripts, and even operator turnover.  If we do not meet a service level agreement provision, we may be liable for penalties or a price reduction of our services.

Our clients are entitled to receive penalties and indemnification from us when they face operational problems or damages resulting from an act of imprudence, negligence, gross negligence or willful misconduct by us in connection with the delivery of our services.  These penalties, and consequently the respective amounts due thereunder, vary depending on the type and level of each failure.  Hence, we cannot quantify an amount for these penalties in advance, since it is only possible to determine the nature and extent of those failures when a specific event occurs.  Regarding our indemnification obligations, we have other contracts pursuant to which we may be required to pay the total amount of the damages incurred by a client, as calculated by the client, an arbitrator or a judge in a legal proceeding.  As a result, we are unable to estimate the amount of these potential indemnification obligations, since such amount would be directly related to the nature and extent of the damages incurred by our clients and caused by us, our directors, officers, employees or subcontractors.  Our exposure in any of these circumstances could be significant.

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

Another relevant factor that may impact our results is the practice of annual rate adjustments, usually related to past inflation.  This practice is very common in Brazil, and some of our contracts allow for rate adjustments on an annual basis while some of our costs (e.g., telecommunications and leased facilities) have periodic rate adjustments according to past inflation.  If any significant client contract has its rate adjusted, our monthly results may be positively impacted in relation to the previous month.  We are currently in negotiations with the labor union, and any increase in our employees’ wages or benefits that may result from the conclusion of these negotiations may have an impact on our business until the contractual rate adjustments with our clients become effective. Our annual labor union negotiation typically results in compensation increases, which could take the form of a percentage salary increase and/or one-time payment.  In the event of the latter, our cash flow in a given period would be more acutely affected.

Human Resource Management

At December 31, 2009, our headcount totaled 78,200 employees.  We believe human resources are the key to the success of our business.  Accordingly, we continuously refine our approach to hiring, training and managing qualified personnel at all levels of our organization, which we believe to be one of our core strengths.  We offer classroom, online and on-the-job training programs for our employees, ranging from training regarding information about our clients and the products and services they offer to techniques relating to telephone-based sales and customer service.  Once hired, each new operator receives on-site training, the duration of which depends upon the complexity of the services to be provided.

In an effort to guarantee productivity and quality of our employee’s performance, we have developed specific training programs related to customer service, telemarketing and debt collection techniques.  We also have specific training programs for activities with performance-based compensation services.

We also focus on employee retention.  This effort is important since initial training, particularly for inexperienced and young recruits, is costly and time consuming.  Moreover, better-qualified and more experienced operators generally achieve higher productivity levels and greater revenue per workstation.

We have an aggressive internal employee promotion program.  Our systems and tools allow us to track each operator’s performance using predefined indicators, such as punctuality, absence and productivity.  These systems allow us to reward our best employees and provide specific training for underachievers, seeking to achieve greater productivity and reduce total human resources costs.  We have variable compensation programs for activities that are linked to the achievement of performance-based goals.

Facilities

Our principal executive office, known as Passeio, is located in Rio de Janeiro, Brazil.  This facility currently serves as the headquarters for senior management and the financial, information technology, human resources and administrative departments.  Passeio also houses contact center operations, with 2,443 workstations, and it is currently our largest facility with 24,044 square meters.  At December 31, 2009, we had in operation a total of 30 contact centers in seven different Brazilian states.

We believe our existing facilities are adequate to meet current requirements and to accommodate minor expansions.  Instead of maintaining extra capacity for future demands, we have opted for a strategy of high capacity utilization.  In order to meet aggressive implementation requirements of new clients, we have developed a group of suppliers with standardized products and services, capable of quickly responding to our need for additional workstations or facility expansion.  Furthermore, in locations such as São Paulo and Rio de Janeiro, where we believe there is a higher likelihood of future growth from client demand, we seek to lease premises that allow for significant expansion, if necessary.

We seek new locations where there are favorable workforce demographics, ample telecommunication and electricity services and easy access to transportation for employees.  We also perform a cost-benefit analysis of every potential location in light of rental costs, setup/retrofit costs, local tax incentives, safety features, and the cost of future expansion.  This has helped us to achieve competitive advantages in connection with the location of our facilities: (i) our operations are geographically spread out, covering a substantial part of the main economic areas of Brazil; and (ii) we have significant operations in places like the Northeast of Brazil which allow us to render services at generally lower costs, mainly as a result of local tax incentives and high performance of our personnel at lower labor costs.

The following table sets forth additional information concerning our facilities at December 31, 2009:

Sites	State	# Work Stations	# Employees	Sq. Meters	Expiration
Passeio(1)	RJ	1,958	4,193	24,044	Nov. 10, 2010
Makenzie	RJ	1,638	3,161	10,077	Dec. 30, 2009 (5)
Mauá	RJ	1,279	3,825	9,702	Feb. 28, 2013
Niterói	RJ	1,766	4,681	13,624	Dec. 30, 2009 (5)
Riachuelo	RJ	464	1,461	2,335	Jan. 14, 2013
São Cristóvão(2)	RJ	556	20	5,600	Not Applicable
Beneditinos	RJ	928	982	1,330	Mar. 31, 2013
Engenho de Dentro	RJ	486	671	3,368	Nov. 30, 2012
Rio Comprido	RJ	402	670	6,479	Oct. 31, 2013
Alameda Santos	SP	Support Area	—	1,110	Mar. 25, 2012
Alegria	SP	2,352	5,041	19,000	Nov. 20, 2017
Antártica	SP	2,544	5,418	21,621	Jun. 13, 2014
Augusta	SP	398	3	3,497	May 31, 2011
Inhaúma(3)	SP	739	25	3,350	Jun. 30, 2011
Lapa	SP	1,483	4,077	17,375	Dec. 31, 2012
Oliveira Coutinho(4)	SP	868	21	3,419	Sept. 30, 2013
Paulista/ Conj. Nacional	SP	2,399	4,382	14,711	Apr. 23, 2012
Rubens Meireles	SP	Support Area	2	2,752	Jul. 2, 2011
Contorno	MG	2,175	6,335	7,290	Jul. 30, 2010
Prado	MG	2,263	5,371	11,998	Dec. 31, 2014
Comércio	BA	1,750	4,459	11,000	Mar. 30, 2014
Fonte Nova	BA	1,562	3,771	10,296	Dec. 30, 2009 (5)
Fortaleza	CE	2,464	6,090	15,246	Dec. 30, 2009 (5)
Nascente	CE	243	748	2,248	Dec. 31, 2013
Aurora	PE	625	1,336	8,584	Oct. 1, 2012
Conquista	PE	862	2,068	9,256	Feb. 24, 2011
Príncipe	PE	685	1,729	3,805	Dec. 30, 2009 (5)
Santo Amaro	PE	470	2,072	40,270	Oct. 20, 2015
Navegantes	RS	1,242	4,646	12,103	Dec. 31, 2015
Brasília	DF	219	512	4,045	Dec. 31, 2010
Barão de Tefé (6)	RJ	—	143	1,300	Jan. 31, 2011
Alameda Santos (6)	SP	—	198	3,261	Mar. 15, 2014
Florianópolis (6)	SC	—	89	695	Jul. 1, 2012
Total		34,820	78,200	304,791

__________________________

(1)        Includes both contact center operations and our headquarters.

(2)       We acquired this real property in December 2007. We own the title deed, but it has not yet been registered at the Notary Public.  The price of the building and land acquired by Contax in December 2007 was R$3,459 thousand.  This site was launched to house operations for financial clients, where we manage the technological park and infrastructure of the clients’ contact center, while the client is in charge of personnel.

(3)       These sites were launched to house operations for specific clients, where we manage the technological park and infrastructure of the contact centers, while the clients are responsible for personnel.

(4)       Since March 3, 2007, we have been rendering services to a financial institution from this site, on which such financial institution is the lessor and is in charge of personnel in this site.

(5)       We are currently negotiating with Oi the terms of renewal of the leases of these sites.

(6)       Todo site.

Information Technology

Our growth and business success, among other factors, depends on highly effective technology, and therefore our new Technologies Department, has focused on:

•       Research of new technologies and benchmarks to facilitate the growth of our business;

•       Identification of potential suppliers or technologies adhering to our strategy;

•       Evaluation of infrastructure solutions and products, in order to reduce operational costs and enhance business effectiveness; and

•       Increasing efficiency and improving the performance of IT processes.

In 2009, we made significant investments in telecommunications and IT infrastructure in an effort to meet our and our clients’ requirements.  We believe that we must continue to invest in the development of new and innovative systems on a timely basis in order to maintain our competitiveness.

We use industry-standard software and hardware from IBM, Lenovo, Microsoft, Oracle and Cisco, EMC, Avaya, Nortel, SAP, Novell, Genesys, Dell, Altitude, Intervoice, Nice, CA, Symantec and others for operations and administrative functions, in addition to our own internally developed software and applications.  For the purposes of interacting with our clients’ databases, we have implemented highly customized services.  In connection with some services, we also utilize systems and software developed by our clients.

We have developed the internal capability to design software services applicable to our business requirements.  Our in-house software development team is comprised of approximately 90 systems programmers and analysts.  We have successfully developed in-house systems that have resulted in a competitive advantage by allowing us to tailor our services as well as control and reduce our operational costs, particularly those related to employee productivity.  See “— Our Strategy”.

We utilize sophisticated technology for our business, from our telephony platforms (Avaya and Nortel) to our workstations, computer equipment (Dell, IBM, Lenovo and others) and professional recorders, as well as productivity tools, such as predictive dialers, Interactive Voice Response Units, automated call distributors and workforce management software.  Our customer service professionals have the tools to initiate and efficiently handle millions of service interactions on a daily basis.  Our telephony infrastructure, partnered with Oi’s as well as other carriers’ data and telephony networks, provide several options when routing voice and data contacts throughout our different sites.  These platforms support such features as voice over IP, or VoIP, best services routing, skills-based routing and schedule adherence.

Capital Expenditures

The following table sets forth our capital expenditures for the periods indicated:

	Year ended December 31,
	2009	2008	2007
	(in thousands of reais)
Telecommunications and IT systems	64,524	110,540	76,665
Leasehold improvements	75,417	31,328	33,287
Furniture and fixtures	11,274	16,537	12,249
Other	7,955	9,525	11,217
Total capital expenditures	159,170	167,930	133,418

Our capital expenditure is primarily linked to our rate of growth, with a portion (approximately 20.0%) being applied towards general upgrades and quality improvements of our existing systems.

Sales and Marketing

Our commercial efforts are focused on the largest Brazilian economic conglomerates, which we believe have the potential need for a significant number of outsourced services.  As a result of this strategy, we channel virtually all of our sales efforts through our direct corporate sales force, consisting of seven key account managers, led by seven commercial managers and supported by a team of 30 people who are responsible for supporting the key account managers in designing commercial proposals.

According to our “Leadership in Execution” strategy, in 2005, we structured the Products Solutions Development team in order to enable us to deliver customized products to our clients.  Based on our understanding of our clients’ needs and specific requirements, this team generates customized solutions using in-house knowledge and experience.  Furthermore, this division is responsible for managing the entire service delivery process, interfacing with various other areas of Contax.

Moreover, we also organize sales, products and marketing teams with two main guidelines: (1) structuring and developing Contax’s service offerings, focused on three lines of services: Customer Service, Telemarketing  and Debt Collection; and (2) assisting our operational divisions in implementing best practices.

In 2006, we adopted a strategy known as “WE MAKE CUSTOMERS FOR LIFE”, which illustrates our commitment to, and alignment with, our clients’ long-term satisfaction.  This new vision encourages us to organize and present ourselves as a strategic partner, focused on our clients’ final customers, thus creating an interdependent relationship with our clients.  We intend to be a relationship company rather than a simple service company.

Insurance

Our assets and liabilities of material value and high risk are currently covered by insurance policies maintained by Contax Holding and Contax S.A., which provide coverage for material damage and loss of revenue arising from such damage.  Contax Holding’s insurance policy is valid until January 2011, and Contax S.A.’s insurance policies are valid until June 2011. We believe the applicable coverage amounts will be adequate for the nature and risks of our activities and sufficient to ensure the protection of our net worth and operational continuity.  All policies are renewable upon expiration.

Our insurance policies comprise the following coverage, measured by the risks and nature of our assets:

Coverage Type	Amount Covered in 2010	Amount Covered in 2009
Property damage	R$97,000 thousand	R$81,427 thousand
Business interruption	R$47,556 thousand	R$43,283 thousand
General liability	R$10,000 thousand	R$10,000 thousand
Directors and Officers’ liability	U.S.$100,000 thousand	U.S.$100,000 thousand

Intellectual Property

On December 30, 2008, Tele Norte Leste Participações S.A. transferred to us at no cost 18 trademark applications/registrations containing the word “Contax” filed before the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial).  The record of this assignment and the respective publication by the Brazilian PTO are still pending.  The portfolio includes 15 trademark registrations and three pending registrations.

On November 18, 2008, Todo filed two trademark applications with the Brazilian PTO.  On March 20, 2009, Todo filed eight trademark applications, which have not yet been published for the knowledge of third parties.  All of Todo’s trademarks are pending registration, and two are being contested by third parties.

There are currently seven domain names registered with the “Contax” name at the Center of Information and Coordination of Dot BR- NIC.BR (Núcleo de Informação e Coordenação do Ponto BR - NIC.br), the Brazilian institution responsible for registering domain names.  There are four domains (including www.contax-net.com.br and www.contaxt.com.br) registered under the name of Contax Holding (Contax Participações S.A.), one (www.contax.com.br) registered under the name of Contax S.A., and two (www.contax.net.br and www.contaxt.net.br) registered under the name of TNL.  The domain names registered by TNL will be assigned to us at no cost, upon authorization of NIC.BR.

There is currently one domain name registered in name of Todo (www.todobpo.com.br) at the Center of Information and Coordination of Dot BR - NIC.BR (Núcleo de Informação e Coordenação do Ponto BR - NIC.br).

Item 4A.      Unresolved Staff Comments

Not applicable.

Item 5.         Operating and Financial Review and Prospects

The following discussion and analysis of our results of operations, financial condition and liquidity should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this annual report.

Executive Overview

We provide contact center services, such as customer service, telemarketing, technical support, customer retention and debt collection.  We were the largest contact center services provider in Brazil in terms of net revenues in 2009 (R$2,161 thousand), based on information available in the most recent financial statements published by Brazilian contact center companies.

Our services vary based on the nature of the contact interaction (i.e., whether the contact is inbound or outbound) and are generally rendered from our 34,820 workstations (as of December 31, 2009) through various communication channels, such as by telephone, web, mail and e-mail.  Our revenues are calculated based on a number of indicators, including the number of workstations, speaking time and performance targets, which vary in accordance with the type of service and contractual arrangements we have with our clients.

Our results of operations are significantly impacted by the following factors, among others:

•       the acquisition or loss of a major client;

•       fluctuations in demand for our services;

•       our ability to pass through to our clients increases in costs;

•       our ability to efficiently manage our workforce productivity; and

•       success or failure with respect to our performance-based services.

Acquisition or Loss of a Major Client

The acquisition or loss of a major client may have a significant effect on our results of operations.  Beginning operations under a new contract may adversely impact our results of operations, since we incur start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation.  The termination of our existing contracts may also adversely affect our results of operations, as we would incur costs to terminate employees and re-allocate assets, as well as suffer lower utilization rates of our facilities.

Fluctuations in Demand for Our Services

The increase and decrease of demand for our services by our major clients has a significant impact on our results of operations, particularly as such fluctuations affect capacity utilization rates.  The growth of our clients’ customer bases can increase the overall need for contact center services, such as customer service, telemarketing, debt collection and customer retention.  If our clients’ customer bases erode or other events occur, such as increased automated customer service or a decrease in call volume and/or speaking time, a decrease in our revenues could result.

Our Ability to Adjust Rates Charged for Our Services

Our ability to obtain rate adjustments to compensate for increased costs is a significant factor affecting our results of operations.  Our business is very labor intensive, and personnel costs are among the key factors impacting our costs.  These costs include wages, costs of employee benefits, payroll taxes and social security contributions.  For 2009, personnel costs accounted for 74.8% of our total costs, while the remaining 25.2% represented costs associated with third-party services, depreciation, amortization, rent and insurance.

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

Inbound services based on speaking time represented approximately 44.3% of our revenues in 2009.  Efficient traffic planning is key to the profitability of our services, by bringing the number of operators as close as possible to the levels required to deal with incoming call volume.  An excess number of operators, based on an overestimated forecast, may cause our profitability to decrease due to idle capacity.  In contrast, if there are more incoming calls than originally forecasted, we may not have enough operators to deal with the additional call volume, and we may be subject to service level agreement penalties.

Workforce management involves team scheduling that requires the use of sophisticated planning tools to determine the number of employees scheduled during each shift for each type of service, according to our forecast of call volume and speaking time per call, as well as complying with all labor regulations related to our services.  We employ advanced planning and control software packages and have developed several systems that contribute to increased employee productivity.  These systems include proprietary software that links payroll to employee login time and a company-wide intranet that measures individual and team performance indicators.  A significant deviation in these performance indicators could have a material impact on our results of operations.

Success or Failure with Respect to Our Performance-Based Services

Approximately 31.9% of our revenues in 2009 were derived from operations with performance-based revenues, which involve telemarketing and debt collection services.  Performance targets include successful sales and collection percentages on bad debt, among other performance indicators.  For example, if we are able to collect more money in a given month, our revenue for such debt collection services can be significantly higher.  Our success or failure with respect to such performance-based services can significantly impact our results of operations in any given period.

Key Events in 2009
Volume of Operations

During the past fiscal year, we experienced an expansion in our volume of operations.  In addition to contracts with new clients, our growth resulted from the expansion of services provided to our existing clients (especially in the telecommunications and financial sectors).  This growth in new services required an increase of 8.3% in workstations, from 32,153 workstations at December 31, 2008 to 34,820 workstations at December 31, 2009.  Our headcount also increased 5.0%, from 74,499 employees at December 31, 2008 to 78,200 employees at December 31, 2009.

The increase in the volume of our activities and also the ability to readjust contracts with clients to reflect cost increases contributed to an increase of 21.8% in revenues to R$2,161.0 million in 2009 as compared to R$1,774.7 million in 2008 (an increase of R$386.3 million).

In 2009, Contax’s revenue growth resulted mainly from the increase in revenues from our existing clients, which represented approximately 91.0% of the total revenue increase.  Customer service continued to account for the biggest portion of revenue, representing 58.8% of the total in 2009.  Telemarketing and customer retention collectively accounted for 18.3% and debt collection accounted for 15.3% of revenue in 2009.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant.  “Critical accounting policies” are those that are important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments, estimates and assumptions.

The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain.  Our estimates, including but not limited to the provisions for contingent liabilities, may differ from the actual value of such assets or liabilities.  The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•       revenue recognition;

•       depreciation of property and equipment;

•       payroll and related accruals;

•       provisions for contingencies;

•       deferred and recoverable income tax and social contribution; and

•       share-based compensation.

Revenue Recognition

We recognize revenues on an accrual basis at the time services are rendered, except with respect to some of our performance-based services, which we recognize upon their measurement and acceptance by our client.  Most service contract revenues are calculated based on indicators such as quantity of workstations and speaking time and on performance targets.  Revenues are calculated based on information available in our IT systems that relate to the volume of data services rendered to each client.  Revenues related to our performance-based services are calculated based on data available in our and our clients’ IT systems.  In addition, we usually allocate operation managers to review, reconcile and discuss such indicators with clients.  Some revenue adjustments are recorded after discussions with such clients.

Depreciation of Property and Equipment

We depreciate property and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets.  In 2007, the useful lives of IT equipment and Furniture and fixtures were reviewed due to the reduction of the estimated economic useful life of assets acquired before December 31, 2006.  The evaluation and determination of the new economic useful life of these assets was performed in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this activity.  Given the complex nature of our telecommunications and IT systems, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and practices in our business sector, which could cause early obsolescence of such systems.

Payroll and Related Accruals

Payroll and related accruals are the most significant costs of our operations and are calculated and recorded on an accrual basis by our payroll system.  Payroll and related accruals include wages and salaries, paid vacation, Christmas bonus (décimo terceiro salário, or thirteenth salary), social security charges, executive profit sharing plan and employees’ payroll tax withholdings, most of which are defined by Brazilian labor law.

For paid vacation provisions, each employee is entitled to a 30-day calendar paid annual vacation, corresponding to 133.3% of a monthly salary.  We record a monthly provision for paid vacations, until such benefit is paid (when employees effectively take their vacations).  For the thirteenth salary payment provision, we record a monthly provision equal to 1/12 of each employee’s monthly salary until such benefit is paid.  Fringe benefits, such as paid transportation and meal vouchers, are recognized as expenses on a monthly basis when provided to employees.

Management’s executive profit sharing plan is performance-based, based on the achievement of several of our financial and quality targets, as well as individual employees’ targets, determined on an annual basis.  This provision is recorded on a monthly basis and is recalculated at year-end based on our best estimate of targets attained, as set in the annual budget process, but the actual total amount is only final after being reviewed and approved by our Board of Directors.

Provisions for Contingencies

The preparation of our consolidated financial statements requires us to make estimates and assumptions regarding contingencies that affect our overall financial condition or relate to the changes in the actual value of liabilities at the date of the consolidated financial statements and accounting for the expenses arising during the reported period.  Such contingencies include those related to the legal proceedings discussed in Note 21 to our Consolidated Financial Statements.

Provisions for contingencies are recognized for the amounts of probable losses, as determined by our management based on legal advice from in-house and external legal counsels regarding the outstanding contingent matters.  We continuously evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact our estimates, which in turn could have a material impact on our results of operations and shareholders’ equity.  While management believes that the current provisions for contingencies are adequate, there can be no assurance that these factors will not change in the future.

Deferred and Recoverable Income Tax and Social Contribution

We record deferred tax assets arising from temporary differences between the accounting bases of assets and liabilities and their tax bases. Deferred tax assets are recognized only to the extent we expect to generate sufficient future taxable profit, based on projections and forecasts prepared by our management.  These projections and forecasts include several assumptions related to our performance, exchange rates, service volumes, tax rates and other factors that could differ from current estimates.

There is no time limit for the use of tax loss carryforwards according to current Brazilian tax regulations.  However, accumulated tax losses may only offset up to 30.0% of the annual taxable profit.

Share-based Compensation

We measure the cost of equity-settled transactions with employees and management by reference to the fair value of the equivalent equity instrument at the date at which such transactions were effected. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the options granted. These estimates also require determining inputs to the valuation model, including the expected life of the stock option, volatility, dividend yield and certain assumptions. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 25 to our Consolidated Financial Statements.

Results of Operations

Results of Operations for the Year Ended December 31, 2009 compared with the year ended December 31, 2008
	Year ended December 31,		Period over period change	Period over period percentage change	Results as a percentage of revenue for the year ended December 31,
	2009	2008	Favorable (unfavorable)	Favorable (unfavorable)	2009	2008
			(in thousands of reais, except percentages)
Revenue(1)	2,161,019	1,774,728	386,291	22%	100%	100%
Cost of services	(1,760,164)	(1,507,603)	(252,561)	17%	(81)%	(85)%
Gross profit	400,855	267,125	133,730	50%	19%	15%
Finance Income	24,531	32,547	(8,016)	(25)%	1%	2%
Selling, general and administrative expenses	(166,303)	(119,772)	(46,531)	39%	(8)%	(7)%
Finance costs	(39,922)	(32,597)	(7,325)	23%	(2)%	(2)%
Other operating expenses, net	(13,440)	(18,626)	5,186	(28)%	(1)%	(1)%
Profit before tax	205,721	128,677	77,043	60%	10%	7%
Income tax and social contribution	(74,664)	(45,848)	(31,716)	63%	(4%)	(3)%
Minority interest	634	(3)	637	—	0%	0%
Net income	131,691	82,826	48,865	59%	6%	5%

__________________________

(1)       Revenue is presented on a consolidated basis, net of sales taxes, returns, allowances and discounts.

Revenue

In 2009, revenue increased by R$386,291 thousand compared to 2008, representing an increase of 21.8%, from R$1,774,728 thousand in 2008 to R$2,161,019 thousand in 2009.  This growth was achieved through: (i) the increase in the volume of operations with our existing clients (R$240.2 million); (ii) contractual adjustments to reflect increased costs of services rendered (R$92.6 million); (iii) new business in several segments, including retail, financial and services (R$34.4 million); and (iv) revenue from the adjustment of the scope of our services already rendered under a client contract (R$19.1 million).

Customer service continued to account for the largest portion of revenue, representing 58.8% of revenue in 2009.  Telemarketing and debt collection accounted for 14.1% and 15.3%, respectively, of revenue in 2009.  Customer retention and other services accounted for 4.2% and 5.3%, respectively, of revenue in 2009, while technical support represented 2.3%.

In 2009, Contax recorded strong revenue growth in all of its services, with an increase of 30.3% in customer service, 20.8% in debt collection and 2.5% in telemarketing.  The performance of the customer service offering was mainly a result of an increase in client activities in the telecommunications, financial and pay-TV industries.  The governmental decree that regulates customer assistance services became effective on December 1, 2008, contributing to increasing client demand in 2009 for services that comply with the new rules.  The growth in telemarketing and customer retention activities basically reflects the increase in active telemarketing operations designed to attract new clients.  The growth of the debt collection segment was mainly attributable to the expansion of collection portfolios in the telecommunications and financial industries, which contributed to the increase in revenue.

Cost of Services

Total cost of services increased by R$252,561 thousand in 2009, representing an increase of 16.8% from R$1,507,603 thousand in 2008 to R$1,760,164 thousand in 2009.  Of the total costs of services in 2009, 74.9% related to personnel expenses (73.6% in 2008), mainly payroll, social security charges, benefits and training, among others.  The remaining 25.1% (26.4% in 2008) related to expenditures in connection with third-party services, including maintenance of equipment, rental of properties and data circuits, expenditures related to facilities, general expenses and depreciation.  The cost variation in 2009, when compared to 2008, occurred mainly due to the growth of services rendered upon demand by our clients, since approximately 90% of the costs are variable and therefore directly related to the growth of business volume.

Personnel expenses in 2009 were mainly affected by an increase of 5.0% in headcount (from 74,499 employees at December 31, 2008 to 78,200 employees at December 31, 2009) and by an increase of R$65.1 million due to salary increases provided for in collective bargaining agreements.

Costs related to third-party services increased 16.2% in 2009, reflecting mainly the increase in costs of infrastructure and facilities-related services (electricity, security, cleaning, telecommunications and building maintenance) incurred in connection with the expansion of our operations and facilities.

In 2009, depreciation decreased by R$6.5 million, or 6.2%.  The decrease in 2009 reflects a one-time adjustment decreasing the useful lives of certain leased IT equipment and furniture in 2008.  In 2009, no such adjustment was made.

Finance Income
                In 2009, finance income decreased by 24.6% as compared to 2008, corresponding to a R$8,016 thousand decrease to R$24,531 thousand in 2009 from R$32,547 thousand in 2008.  The decrease was due to lower amounts of financial investments and lower interest rates in comparison to 2008.
Selling, General and Administrative Expenses

In 2009, selling, general and administrative expenses increased by 38.9% as compared to 2008, corresponding to a R$46,531 thousand increase to R$166,303 thousand in 2009 from R$119,772 thousand in 2008, essentially due to (i) a R$20.1 million increase in personnel expenses, related to the expansion of our management team; (ii) a R$6.5 million increase in rental and facilities expenses due to the expansion of facilities and business support areas; (iii) R$10 million of  expenses related to our stock option plan; and (iv) R$5 million of expenses related to consulting services for the strategic evaluation and restructuring of the product development area, as well as other specialized business support services.

Finance Costs

In 2009, finance costs totaled R$39,922 thousand as compared to R$32,597 thousand in 2008.  The R$7,325 thousand increase was mainly due to the increase in outstanding indebtedness under financing from BNDES.

Other Net Operating Expenses

Other net operating expenses decreased by R$5,186 thousand to R$13,440 thousand in 2009 from R$18,626 thousand in 2008.  The decrease was primarily due to (i) a reversal of provisions for labor contingencies, pursuant to which previously provisioned amounts were decreased to reflect historical averages of amounts paid per claim, and (ii) a reduction in costs relating to labor related litigation.

Income Tax and Social Contribution

In 2009, income tax and social contribution totaled R$74,664 thousand, and our effective tax rate was generally in line with the amounts determined under prevailing laws.  The increase over income tax and social contribution of R$45,848 thousand in 2008 reflects the increase in taxable income in 2009.

Net Income

As a result of the foregoing, we recorded net income of R$131,691 thousand in 2009, an increase of R$48,865 thousand, or 59.0%, compared to 2008.

Results of Operations for the Year ended December 31, 2008 compared with the Year ended December 31, 2007
	Year ended December 31,		Period over period change	Period over period percentage change	Results as a percentage of revenue for the year ended December 31,
	2008	2007	Favorable (unfavorable)	Favorable (unfavorable)	2008	2007
			(in thousands of reais, except percentages)
Revenue(1)	1,774,728	1,365,815	408,913	30%	100%	100%
Cost of services	(1,507,603)	(1,174,106)	(333,497)	28%	(85)%	(87)%
Gross profit	267,125	191,709	75,416	39%	15%	13%
Finance Income	32,547	16,647	15,900	96%	2%	1%
Selling, general and administrative expenses	(119,772)	(86,755)	(33,017)	38%	(7)%	(6)%
Finance costs	(32,597)	(20,193)	(12,404)	61%	(2)%	(1)%
Other operating expenses, net	(18,626)	(15,579)	(3,047)	20%	(1)%	(1)%
Profit before tax	128,677	85,829	42,848	50%	7%	5%
Income tax and social contribution benefit	(45,848)	(28,087)	(17,761)	63%	(3)%	(2)%
Minority interest	(3)	—	(3)	—	0%	0%
Net income	82,826	57,742	25,084	43%	5%	3%

__________________________

(1)       Revenue is presented on a consolidated basis, net of sales taxes, returns, allowances and discounts.

Revenue

In 2008, revenue increased by R$408,913 thousand compared to 2007, representing an increase of 29.9%, from R$1,365,815 thousand in 2007 to R$1,774,728 thousand in 2008.  This growth was achieved through: (i) the expansion of the volume of operations with our existing clients, especially in the telecommunications and financial sector; (ii) the adjustment of fees in connection with existing contracts to reflect increase in costs of services rendered; and (iii) new businesses in several segments, including retail, financial and services.

Customer service continued to account for the largest portion of revenue, representing 54.0% of revenue in 2008.  Telemarketing and debt collection, which we believe have a greater growth potential, accounted for 15.7% and 15.0%, respectively, of revenue in 2008.  Customer retention and other services accounted for 5.0% and 8.4%, respectively, of revenue in 2008, while technical support represented 1.9%.

In 2008, Contax recorded strong revenue growth in all of its services with an increase of 32.4% in customer service, 48.9% in telemarketing, 29.9% in customer retention and 14.0% in debt collection.  The performance of the customer service offering was mainly a result of an increase in client activities in the telecommunications, financial and pay-TV industries.  The governmental decree that regulates customer assistance services became effective on December 1, 2008, contributing to increasing client demand for services that comply with the new rules.  The growth in telemarketing and customer retention activities basically reflects the increase in active telemarketing operations designed to attract new clients.  The growth of the debt collection segment was mainly attributable to the expansion of collection portfolios in the telecommunications and financial industries, which increased revenue.

Cost of Services

Total cost of services increased by R$333,497 thousand in 2008, representing an increase of 28.4% from R$1,174,106 thousand in 2007 to R$1,507,603 thousand in 2008.  Of the total costs of services in 2008, 73.6% related to personnel expenses (73.5% in 2007), mainly payroll, social security charges, benefits and training, among others.  The remaining 26.4% (26.5% in 2007) related to expenditures in connection with third-party services, including maintenance of equipment, rental of properties and data circuits, expenditures related to facilities, general expenses and depreciation.  The cost variation in 2008, when compared to 2007, occurred mainly due to the growth of services rendered upon demand by our clients, since approximately 90.0% of the costs are variable and therefore directly related to the growth of business volume.

Personnel expenses in 2008 were affected by an increase of 21.3% in headcount (from 61,397 employees at December 31, 2007 to 74,499 employees at December 31, 2008), and by an increase of R$30,100 thousand relating to the collective bargaining agreement and adjustments to the food and health benefit agreements.

Costs related to third-party services increased 31.2% in 2008, reflecting mainly the increase in costs of infrastructure and IT equipment maintenance caused by the expansion of our operations.  It is worth noting that in 2008 we expanded the number of more sophisticated workstations, which require more complex technological solutions and higher maintenance costs.  The main expense items were: (i) R$22.3 million in services related to the maintenance of IT equipment (hardware and software); and (ii) R$24.5 million in infrastructure and facilities-related services (electricity, security, cleaning, telecommunications and building maintenance).  Rental and insurance costs increased 47.3%, mainly in connection with the leasing of new sites and contractual adjustments, plus the rental of third-party infrastructure to meet client demand.

In 2008, depreciation increased by R$11,672 thousand, or 12.5%, mainly due to the increase in acquisitions of property and equipment during the period whose impact on depreciation was further affected by the adoption of new depreciation criteria in 2007, which led the monthly depreciation rates in the areas of IT equipment and furniture and fixtures to be reviewed due to the reduction of the economic useful life estimate of assets.  See “— Critical Accounting Policies — Depreciation of Property and Equipment”.

Finance Income
                In 2008, finance income grew by 95.5% as compared to 2007, corresponding to a R$15,900 thousand increase to R$32,547 thousand in 2008 from R$16,647 thousand in 2007.  Income from our investments increased R$14,664 thousand due to higher average funds balances, mainly deriving from financing received from BNDES between October 2007 and November 2008, in the aggregate amount of R$216,730 thousand, combined with higher yields on financial investments.
Selling, General and Administrative Expenses

In 2008, selling, general and administrative expenses grew by 38.1% as compared to 2007, corresponding to a R$33,017 thousand increase to R$119,772 thousand in 2008 from R$86,755 thousand in 2007, essentially due to two important factors: (i) a R$13.1 million increase in personnel expenses, related to the expansion of our management team; and (ii) a R$8.0 million increase in third-party service expenses, mainly related to specialized consulting expenses, as well as a R$9.6 million increase in expenses related to marketing, sponsorship and donations.

Finance Costs

In 2008, finance costs totaled R$32,597 thousand as compared to R$20,193 thousand in 2007.  The R$12,404 thousand increase was due to the increased expenses relating to interest on loans (R$16,520 thousand in 2008 compared to R$2,249 thousand in 2007), arising from the increase in outstanding indebtedness under financings from BNDES.

Other Net Operating Expenses

Other net operating expenses increased by R$3,047 thousand to R$18,626 thousand in 2008 from R$15,579 thousand in 2007.  The increase was due primarily to an increase of labor lawsuits that in turn caused us to increase our provisions for contingencies by R$3,131 thousand.

Income Tax and Social Contribution

In 2008, income tax and social contribution totaled R$45,848 thousand, and our effective tax rate was generally in line with the amounts determined under prevailing laws.  The increase over income tax and social contribution of R$28,087 thousand in 2007 reflects principally the increase in taxable income in 2008.

Net Income

As a result of the foregoing, we recorded net income of R$82,826 thousand in 2008, an increase of R$25,084 thousand, or 43.4%, over 2007.

Liquidity and Capital Resources

Cash and cash equivalents as of the end of 2009, 2008 and 2007 were equal to R$357,853 thousand, R$355,928 thousand and R$240,310 thousand, respectively.  Following is a summary of the principal changes in cash flows during the past three years.

Cash Flow from Operating Activities

Net cash flows from operating activities increased R$26,039 thousand, representing an increase of 10.2%, from R$252,748 thousand in 2008 to R$278,456 thousand in 2009.  This increase can be principally explained by the increase in net income for the year of R$48,865 thousand, as compared to 2008, which was partially offset by (i) a R$22,491 thousand increase in working capital requirements, mainly due to an increase in accounts receivable and a decrease in payroll related accruals and (ii) a R$14,527 thousand increase in payments and a reduction in provisions related to labor and other claims.

Net cash flows from operating activities increased R$49,572 thousand, representing an increase of 24.4%, from R$203,176 thousand in 2007 to R$252,748 thousand in 2008.  This increase can be principally explained by: (i) the increase in net income for the year of R$25,087 thousand, as compared to 2007 and (ii) a R$15,328 thousand increase in other liabilities (mainly explained by R$16,850 thousand of proceeds resulting from the auctioning of grouped shares from the reverse stock split, which had not been paid to the former holders of fractional shares) (see “Item 18. Financial Statements”). These effects were partially offset by a R$8,639 thousand increase in deferred income tax and social contribution.

Cash Flows from (used in) Investing Activities

Net cash flows used in investing activities increased R$17,444 thousand, representing a 9.5% increase, from R$184,507 thousand in 2008 to R$201,951 thousand in 2009.  This increase relates mainly to a long-term financial investment made in 2009, which was partially offset by lower investments in property, equipment and intangible assets in 2009.

Net cash flows used in investing activities increased R$41,686 thousand, representing a 29.2% increase, from R$142,821 thousand in 2007 to R$184,507 thousand in 2008.  This increase relates to business expansion of our operations during the year, which required increased investments in property and equipment.  The increase in capital expenditure for property and equipment is positively correlated with the growth of our business.

Cash Flows from (used in) Financing Activities

Net cash flows from financing activities was R$47,376 thousand in 2008 compared to net cash used in financing activities of R$74,910 thousand in 2009.  This change is mainly due to the fact that we had no new financings in 2009 compared to R$117,165 thousand of proceeds received pursuant to BNDES financings in 2008.

Net cash used in financing activities was R$51,344 thousand in 2007 compared to net cash flows from financing activities of R$47,376 thousand in 2008.  This change is mainly explained by (i) the increase in the proceeds received from BNDES financings in the amount of R$16,671 thousand; and (ii) the lower amount of share buybacks conducted in 2008.

As long as we continue to experience a natural growth of our business and results of operations, we believe that our current cash and cash equivalents and cash flows from operations will be adequate to meet anticipated working capital needs, continued expansion objectives and anticipated levels of capital expenditures for the foreseeable future.  At the same time, we continue to seek attractive sources of financing to support future growth opportunities.

Management believes that the resources available to us are sufficient for our present requirements and will be sufficient to meet our anticipated requirements for capital expenditures and other cash requirements for the 2010 fiscal year.

Contractual Obligations

The table below shows our contractual obligations at December 31, 2009:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of reais)
Capital (finance) lease	14,017	10,118	3,899	—	—
Operating lease (facilities)(1)	36,994	7,333	13,040	9,749	6,872
Financings (BNDES)(2)	204,591	55,070	149,521	—	—
Total	255,602	72,521	166,460	9,749	6,872

__________________________

(1)   Most of our facilities’ lease agreements can be terminated before their expiration, with one to six months’ prior notice, subject to a penalty equivalent to three times the monthly rent.

(2)   Includes estimated interest payments.

Off-Balance Sheet Arrangements

                As of December 31, 2009, we did not have any off-balance sheet liabilities.

Item 6.         Directors, Senior Management and Employees

We are managed by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria).  According to our by-laws, members of the Board of Directors are appointed by our shareholders, which in turn, nominate the Executive Officers.

Board of Directors

The Board of Directors is currently composed of 12 regular members and 12 alternates, each serving a three-year term.  The Board of Directors holds regular meetings once every three months, and additional special meetings may be called by any member of the Board of Directors at any time.

With regard to the appointment of Directors, Brazilian corporate law and CVM regulations provide the following:

(i)            holders of preferred shares representing at least 10.0% of the total capital stock of a company may appoint one member to the Board of Directors and the corresponding alternate member;

(ii)           holders of common shares representing at least 15.0% of the total common shares with voting rights may appoint one member to the Board of Directors and the corresponding alternate member; and

(iii)          if items (i) and (ii) above do not occur, holders of common shares and holders of preferred shares representing together more than 10.0% of the total capital of a company may jointly appoint one member to the Board of Directors and the corresponding alternate member.

These rights may only be exercised by shareholders who can prove continuous share ownership during the three months prior to a shareholders’ meeting.

Brazilian corporate law determines that shareholders holding more than 5.0% of common shares are entitled to exercise cumulative voting rights (voto múltiplo) so as to increase their chances of electing at least one member to the Board of Directors.  Under the cumulative voting process, each voting share is entitled to a number of votes equal to the number of Board of Directors seats being filled at the relevant shareholders’ meeting, which votes can be cast for one or more candidates.  As a result of cumulative voting, controlling shareholders may be prevented from controlling all seats of the Board of Directors, while minority shareholders may be allowed to appoint at least one member of that body.  Common shareholders participating in the cumulative voting process will not be counted for the purposes of appointing Board members in the circumstances described in (ii) and (iii) of the preceding paragraph.

None of our Directors have service contracts with Contax Holding or with Contax S.A. providing for benefits upon termination of their employment.

The members of our Board of Directors were appointed for a three-year term beginning from our Annual Shareholders’ Meeting held on April 7, 2009 until our Annual Shareholders’ Meeting in 2012.  As a result of the resignation of certain of these members, replacement directors were appointed at the Board of Directors meeting held on May 4, 2010, with a term ending on the date of the Annual Shareholders’ Meeting in 2012.

The following are the current members of our Board of Directors and their respective positions:

Name	Position
Fernando Antônio Pimentel de Melo	Chairman
Pedro Jereissati	Director
Carlos Jereissati	Director
Cristina Anne Betts	Director
Armando Galhardo Nunes Guerra Junior	Director
Otávio Marques de Azevedo	Director
Marcel Cecchi Vieira	Director
Antonio Adriano Silva	Director
José Luis Prola Salinas	Director
Sérgio Francisco da Silva	Director
Newton Carneiro da Cunha	Director
Manuel Jeremias Leites Caldas	Director

The following are brief biographies of the members of our Board of Directors:

Fernando Antônio Pimentel de Melo.  Born August 29, 1953, he holds a degree in law from the Federal University of Pernambuco.  He has been the CEO of the Fundação Atlântico de Seguridade Social since March 2005.  He has been an active member of the Board of Directors of CTX Participações S.A. since April 2008.  He was an alternate member of the Board of Directors of Telemar Participações S.A. from April 2006 to April 2009.  He also acted as the CEO of the Fundação Telebrás de Seguridade Social (SISTEL) from 2000 to 2004, and as its pension officer from 1991 to 2000.  Previously he acted as the CEO of ABRAPP from 2001 to 2007.  He was appointed as a full member of the Board of Directors of Contax Participações S.A. in April 2009, and as Chairman of the Board of Directors in May 2009.

Pedro Jereissati.  Born May 24, 1978, he holds a degree in Business Administration from Fundação Armando Álvares Penteado - FAAP, and obtained an MBA from Kellogg School of Management of the Northwestern University, in Chicago, USA, in 2005.  He joined the Jereissati group in 1995, and currently holds the position of CEO of Telemar Participações S.A., the controlling company of Tele Norte Leste Participações S.A.  He worked for the Jereissati group in the real estate area, which is composed of the shopping center area and office buildings area.  In 1998, he was transferred to the Jereissati group’s telecommunications company, LF Tel S.A., where he holds the position of officer.  He was the Vice President of Finance of Iguatemi Empresa de Shopping Centers S.A. from 2005 to 2007.  He is the Vice President and Superintendent of the holding company, La Fonte Telecom S.A.  He was a member of the Board of Directors of Pegasus Telecom and is a member of the Board of Directors of holding companies, such as Jereissati Participações S.A., Iguatemi Empresa de Shopping Centers S.A., Telemar Participações S.A., Coari Participações S.A., Calais Participações S.A., CTX Participações S.A., Privatinvest Participações S.A. and Alium Participações S.A., as well as of the telecommunications companies Telemar Norte Leste S.A., Tele Norte Celular Participações S.A., TNL PCS S.A., Tele Norte Leste Participações S.A. and Brasil Telecom S.A. He is also a Director of the Telemar Institute (Oi Futuro).  He was appointed as a full member of the Board of Directors of Contax Participações S.A. in April 2009.

Carlos Jereissati.  Born September 4, 1971, he graduated in Business Administration from the Escola de Administração de Empresas of Fundação Getúlio Vargas (FGV-SP) in 1994 and attended post-graduate courses abroad, including: Management for Success (University of Michigan Business School, 2002), Spring Convention (International Council of Shopping Centers, 1998, 1999 and from 2002 to 2006) and Real Estate Finance & Investment (Euromoney Training, 1998).  He has been part of the management team of Iguatemi Empresa de Shopping Centers (IESC) since 1996, of which he is currently President.  He is a member of the Board of Directors of holding companies such as Jereissati Participações S.A., LF Tel S.A., La Fonte Telecom S.A., Telemar Participações S.A., CTX Participações S.A. and the telecommunications company Tele Norte Leste Participações S.A.  He served as President and Vice

President of the Brazilian Association of Shopping Centers S.A. (ABRASCE) from 2002 to 2004 and 2005 to 2006, and serves on its Consultative Council.  He was an advisor to the Economic and Social Development Council and has been a member of the Brazil Voluntary Association (IBRAVO) since 1995 and associated with the International Council of Shopping Centers (ICSC) since 1994.  In 2007, he was elected a “Young Global Leader”, a title awarded by the World Economic Forum.  He was appointed as a full member of the Board of Directors of Contax Participações S.A. in April 2009.

Cristina Anne Betts.  Born October 20, 1969, she obtained a degree in Business Administration from the Fundação Getúlio Vargas (FGV) in 1991 and holds an MBA from INSEAD in France.  She has been Vice President of Finance of Iguatemi Empresa de Shopping Centers S.A. since April 2008.  Previously she worked at PriceWaterhouse (1992-1995), Banco Credit Suisse First Boston Garantia (1995-1999), Bain & Company (1999-2004) and TAM Linhas Aéreas S.A.  At TAM Linhas Aéreas S.A., she was the Director of Strategic Planning and Controller, and also was the head of the Investor Relations area (2004-2008).  She was appointed as a full member of the Board of Directors of Contax Participações S.A. in April 2009.

Armando Galhardo Nunes Guerra Junior.  Born February 13, 1956, he graduated in Business Administration, Accounting and Economics from the Universidade Católica de Minas Gerais in 1978.  He developed projects in the areas of management and restructuring for companies like Braspérola, Portal Clicon, Cia AIX de Participações, Andrade Gutierrez, Brasil Ferrovias, Ponteio Lar Shopping and Shopping Píer 21.  He has previously served as the President of UNIPAR – União de Indústrias Petroquímicas S.A., FEM – Projetos, Construções e Montagens S.A. and MRS Logística S.A.  He was also the Director of the Mines and Energy Cabinet and member of the National Council of Privatization responsible for oversight of the state-owned steel companies, CVRD and DNPM, from March 1990 until October 1993.  He serves on the boards of the following companies: Cosipar – Cia Siderúrgica do Pará.  Kepler Weber S/A, MASB – Desenvolvimento Imobiliário S.A and ESTRE Ambiental S.A.  He has previously served on the boards of the following companies: Quattor Participações S.A., Brasil Ferrovias, Unipar, Cosipa, CSN and CST.  He was appointed to the Board of Directors of the Contax Participações S.A. on May 4, 2010.

Otávio Marques de Azevedo.  Born May 31, 1951, he holds a degree in Electrical Engineering from the Pontifícia Universidade Católica – Minas Gerais (1974), and has vast experience in the Brazilian telecommunications sector.  He was the President of the Board of Directors of the telecommunications company Tele Norte Leste Participações S.A. (TNL) from October 2003 until October 2004.  He was the Executive Vice-President of TNL and served as its Executive President from August 1998 until February 1999, and was responsible for the implementation of TNL’s first business plan.  In February 1999, he was elected a member of the Advisory Board of Anatel, serving as its President from February 2001 until February 2002.  He is also the CEO of AG Telecom Participações S.A.  He has been the President of Grupo Andrade Gutierrez and of Andrade Gutierrez Telecomunicações Ltda. since 1993.  From 1991 to 1993, he was the Vice-President of Telebrás.  Currently, he is the President of the Board of Directors of holding companies, such as Telemar Participações S.A, CTX Participações S.A., Privatinvest Participações S.A. and Alium Participações S.A., and has served on the boards of the telecommunications companies Telemar Norte Leste S.A., Tele Norte Celular Participações S.A., TNL PCS S.A., Tele Norte Leste Participações S.A., Brasil Telecom S.A. and Contax Participações S.A, since being appointed on May 4, 2010.

Marcel Cecchi Vieira.  Born April 27, 1974, he holds a degree in Mechanical Engineering from the Universidade de São Paulo, and an MBA from the Tuck School of Business at Dartmouth, and in 2008, he became a CFA.  He was a manager and a partner at Angra Partners Gestão de Recursos e Assessoria Financeira from 2004 until 2009, during which time he was Member of the Board of the Concessão Metroviária do Rio de Janeiro S.A. and a member of the Fiscal Council of Brasil Telecom Participações S.A.  He also worked as a manager of the consulting firm Accenture do Brasil Ltda.  He was appointed to the Board of Directors of the Company on May 4, 2010.

Antonio Adriano Silva.  Born March 2, 1944, he holds a degree in Business Administration from University of North Alabama and has been the Chief of Staff for the Vice President of Brazil since 2002.  Previously, he worked at Coteminas – Cia. de Tecidos Norte de Minas from 1979 to 2002, at Asa Criação de Publicidade from 1976 to 1979 and at Associação Comercial de Minas from 1973 to 1976.  He was also a Technical Advisor to Brazilian Senator José Alencar for four years (1999-2002) and has been a member of the Board of Directors of CEMIG – Companhia Energética de Minas Gerais since 1999.

José Luís Prola Salinas.  Born October 19, 1963, he holds a bachelor’s degree in Accounting from the Universidade do Oeste de Santa Catarina – UNOESC, with post graduate degrees in Training for Senior Executives from Fundação Getúlio Vargas do Rio de Janeiro - FGVRJ, in Management Development from the Universidade do Oeste de Santa Catarina – UNOESC, in Audit and Cost from the Universidade Federal da Santa Catarina – UFSC and in Business Management from the Universidade Federal do Rio Grande do Sul – UFRGS.  He has been the Vice-President of Technology and Logistics at Banco do Brasil S.A. since July, 2007, and from August 2003 until July 2007, he was the General Auditor.  He also worked for Banco do Brasil S.A. in the following positions: General Manager, Master Advisor, Division Manager and Chief Advisor.  He is a faculty member of the Associação de Ensino Unificado do Distrito Federal - AEUDF/ICAT and of the Universidade de Brasília – UNB, and has been a faculty member of the Universidade do Oeste de Santa Catarina – UNOESC and of the Universidade de Brasília – UNB/DCI.  He was a Board Member at Santos Brasil Terminais de Containers from April 2004 until May 2006, and at Contax Participações S.A. from April 2006 until June 2008, and was re-elected as a member of the Board of Directors of Contax Participações S.A. on May 4, 2010.  He was a member of the Fiscal Council of Fundação Banco do Brasil from July 2003 until August 2007 and was an alternate member of the Fiscal Council of Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI from May 2003 until May 2004.  He has been a member of the Board of Directors of COBRA Tecnologia S.A. since January 2008, and an alternate member of the Deliberative Board (Conselheiro Deliberativo) since June 2004.

Sérgio Francisco da Silva.  Born January 3, 1962, he holds a degree in Psychology from Universidade Paulista – São Paulo, and post-graduate degrees in Project (2004) and Planning, Budgeting and Public Management (2005), both from Fundação Getúlio Vargas.  Mr. Silva is currently enrolled in an MBA program at Instituto Brasileiro de Mercados de Capitais - IBMEC. He has held the position of Director of Administration and Information Technology of Fundação dos Economiários Federais since August 2007.  Previously, he was Executive Director of APCEF/SP from 1992 to 1994, a member of Caixa Econômica Federal’s (CEF) Labor Relations Committee from 1996 to 1997, a member of the National Executive Board of CEF’s Employees from 1996 to 1998, a member of the São Paulo State Health Board from 1998 to 1999, Health Secretary for the Bank Workers Union of São Paulo, Osasco Region from 1997 to 2000, a member of the Board of Directors of “SÃO PAULO CONFIA” from 2000 to 2002, Finance Secretary for the Bank Workers Union of São Paulo, Osasco Region from 2000 to 2002, a member of the Boards of Directors of Fiago Participações S.A. and Telenorte Celular Participações, and Director of Benefits and Administration with Fundação dos Economiários Federais from 2003 to 2007.  He was a member of the Audit Committee of Brasil Telecom Participações S.A. in 2008 and 2009.

Newton Carneiro da Cunha.  Born July 7, 1955, he holds a degree and a post graduate degree in Corporate Finance from the Universidade Estácio de Sá, and an MBA from the Estudos Aplicados à Previdência – IDEAS / COPPE / UFRJ.  He also holds a Masters’ degree in Pension Plan Management from Alcalá University, Spain.  He has been an Executive Officer of Fundação Petrobrás de Seguridade Social – PETROS since 2007, and served as Secretary General of PETROS from 2003 to 2007.  Mr. Cunha is also the CFO of  Estacionamento Cinelândia and a Director of TermoBahia S.A.

Manuel Jeremias Leite Caldas.  Born January 8, 1956, he holds a degree in Electrical Engineering from Instituto Militar de Engenharia - IME and a masters’ degree and a doctorate in Economics from Fundação Getúlio Vargas - FGV.  He is a Financial Consultant to Alto Capital Gestora de Recursos since 2007.  From 1996 to 2006, he worked at Banco PEBB S.A. as the Technical Department Manager and Chief Economist.  Mr. Caldas also served as Research Officer to Banco Gulfinvest S.A. in 1995 and Economic Department Manager of Banco Nacional S.A. between 1991 and 1994.  He was also a Senior Financial Analyst at Banco Bozanno Simonsen S.A. in 1990 and worked at Light SESA as an Engineer between 1981 and 1990.

Executive Officers

Our by-laws provide that the Board of Executive Officers shall consist of a President (CEO), a Chief Financial Officer (CFO) and up to three other officers.  The Executive Officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time.  The current Executive Officers were last appointed at our Board of Directors Meeting held on May 5, 2009, and will serve until the first Board of Directors Meeting following the Annual Shareholders’ Meeting in 2012.

The following are our current Executive Officers and their respective positions:

Name	Position
Francis James Leahy Meaney	President (CEO)
Michel Neves Sarkis	Chief Financial Officer (CFO)/Investor Relations Officer
José Luiz Cardoso Albano	Officer
Eduardo Nunes de Noronha	Officer

Francis James Leahy Meaney.  Born November 4, 1964, he holds a B.A. in Economics from the University of Notre Dame and an MBA from Harvard Business School.  He also completed the Advanced Management Program at INSEAD.  He is our founder and has been our CEO since our inception in 2000.  He is active in various contact center industry organizations, including ABT (Brazilian Association of Telemarketing Companies) of which he is a Vice President.  Previously, he was a Vice President at Global Crossing Latin America in Miami from 1999 to 2000, General Manager for Conectel, the leading paging company in Brazil, from 1997 to 1999 and management consultant for various consumer products companies in Latin America between 1990 and 1997.  He began his career at Credit Suisse First Boston in New York, where he worked from 1986 to 1988.

Michel Neves Sarkis.  Born February 28, 1969, he holds a Bachelor’s Degree in Management from UFES – Universidade Federal do Espírito Santo, a degree in Accounting from Faculdade Costa Braga — São Paulo and an MBA from Pontifícia Universidade Católica — São Paulo.  He has acted as our CFO since April 2001 and was designated Investor Relations Officer in December 2004.  Prior to joining us, he worked for five years as an auditor at PricewaterhouseCoopers from June 1990 to August 1995.  He also acted as Divisional Controller of Pepsi in Minas Gerais and Rio de Janeiro for more than two years, from August 1995 to November 1997, where he was responsible for the financial department.  In November 1997, he was appointed General Manager of the Rio de Janeiro Division of Conectel Paging Company.  In 1999, he joined Prosegur Brazil as General Manager of the Bahia and Espírito Santo Division.

José Luiz Cardoso Albano.  Born January 6, 1962, he holds a Bachelor’s Degree in Management from Faculdade Cândido Mendes and a Bachelor’s Degree in Marketing from Universidade Federal de Minas Gerais and in Human Resources from FGV Minas Gerais.  He also holds a Bachelor’s Degree in Business Administration from Fundação Dom Cabral.  He has acted as our Executive Officer since May 2002.  Prior to becoming our Operating Officer, he acted as General Manager of Oi in Rio Grande do Norte.  He has also been responsible for the management of Oi’s contact center in Fortaleza, which centralized and coordinated the operations of seven states of the northeast region of Brazil.  Previously, he worked as a contact center manager for TIM / Maxitel, a mobile telephony carrier in Belo Horizonte (from 1999 to 2000).  He previously acted as an Operational Manager of the Minas Gerais and Brasília branch offices of Quatro A, a contact center company (from 1996 to 1999).  Also, he worked at Cimentos Mauá (from 1987 to 1994).

Eduardo Nunes de Noronha.  Born July 29, 1971, he holds a graduate degree in Mechanical Engineering from Universidade Federal de Minas Gerais, a postgraduate degree in Quality Engineering from Pontifícia Universidade Católica de Minas Gerais and has undertaken the Advanced Management Program at Fundação Dom Cabral/INSEAD.  He has acted as our COO since July 2009.  Prior to joining us, he worked for three years as a Quality Assurance Supervisor of Delphi Automotive System in the Packard Division from March 1995 to February 1998.  He also has acted as Quality Engineer, Human Resources and was Plant Manager of AmBev in Minas Gerais, São Paulo and Rio de Janeiro for more than seven years, from February 1998 to March 2005.  In 2005, he worked for Rio de Janeiro Refrescos, a Coca Cola bottler, as an Industrial Director responsible for production and distribution in the Espirito Santo and Rio de Janeiro regions.  From April 2006 to April 2009, he was the Human Resources and Management Director of Sadia.

Fiscal Council

According to Brazilian corporate law, the Fiscal Council (conselho fiscal) of a company does not need to operate on a permanent basis.  As a general rule, it shall only be installed, and its members elected, if so required by shareholders representing 10.0% of our common shares or 5.0% of our preferred shares outstanding.  However, CVM Rule 324/00 provides that publicly held companies with capital stock above R$150 million (which is our case) shall install the Fiscal Council if so required by shareholders representing at least  2.0% of common shares or 1.0% of preferred shares.

If installed, the Fiscal Council shall consist of three to five effective members and their corresponding alternates, elected at a shareholders’ meeting for a term ending on the date of the Annual Shareholders’ Meeting following their election.  At our Annual Shareholders’ Meeting held on April 28, 2010, our controlling shareholders required the installation of our Fiscal Council and five members and corresponding alternates were elected to serve on our Fiscal Council.

The Fiscal Council operates in accordance with the relevant provisions set forth under Brazilian corporate law and in our by-laws.  Under such provisions, the Fiscal Council is a corporate body, independent from our Board of Directors and Board of Executive Officers and from our independent registered public accounting firm.  The Fiscal Council’s primary responsibility under Brazilian law is to monitor management’s activities, review the financial statements, and report its findings to the shareholders.

Brazilian corporate law further establishes that the Fiscal Council may not include members that are:  (i) on the Board of Directors; (ii) on the Board of Executive Officers; (iii) employed by us or a controlled company; or (iv) spouses or relatives of our management, up to and including the third degree of relationship.  Under Brazilian corporate law, holders of preferred shares have the right to elect separately one member of the Fiscal Council.  Also, under Brazilian corporate law, minority groups of shareholders that hold at least 10.0% of the voting shares also have the right to elect separately one member of the Fiscal Council.

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

The following table sets forth the persons elected to our Fiscal Council at our Annual Shareholders’ Meeting held on April 28, 2010, who shall serve as members of that body until the Annual Shareholders’ Meeting of 2011.

Name	Position
Sidnei Nunes	Chairman
Eder Carvalho Magalhães	Regular Member
Sérgio Mamede Rosa do Nascimento	Regular Member
Aloisio Kok	Regular Member
Vanessa Montes de Moraes	Regular Member

Sidnei Nunes.  Born September 28, 1959, he holds an MBA from the Universidade de São Paulo and is also a graduate in Management and Accounting from Faculdade de Administração Paulo Eiró.  He serves as a Director of Iguatemi Empresa de Shopping Centers S.A., La Fonte Telecom, LFTEL S.A. and Grande Moinho Cearense S.A. and as an Executive Officer of Jereissati Participações S.A., La Fonte Telecom S.A. and LF TEL S.A. since 1995. Mr. Nunes served as CFO of  Iguatemi Empresa de Shopping Centers S.A. from 1995 to 2008 and as a member of the Fiscal Council of Oi subsidiaries in Ceará and Sergipe between 2000 and 2001.

Eder Carvalho Magalhães.  Born July 1, 1968, he holds an MBA from IBMEC – Instituto Brasileiro de Mercado de Capitais and is a graduate in Accounting from Instituto Cultural Newton Paiva Ferreira.  He is the controller at Grupo Andrade Gutierrez since 1995.  Since 2002, Mr. Magalhães has also been the Executive Officer in charge of real estate at Grupo Andrade Gutierrez.  He has also served as Controller at Fiat Finanças Brasil Ltda. from 1993 to 1995 and worked at Pricewaterhouse from 1987 to 1992.

Sergio Mamede Rosa do Nascimento.  Born April 29, 1954, he holds an MBA from IBMEC – Instituto Brasileiro de Mercado de Capitais and is a graduate in Physics from Universidade de Franca and has a post graduate degree in Economics Engineering from UDF – Associação de Ensino Unificado do Distrito Federal.  He also served as a member of our Board from April 2006 until April 2009.  Mr. Nascimento served as CFO at Companhia de Seguros Aliança do Brasil from 1999 to 2003 and worked at Banco do Brasil in several different capacities, such as Technical Consultant to the CEO and Chief of Socio-economic Research Department.  He also served as a Board member appointed by Banco do Brasil at the Superior Council of  its Pension Fund.

Aloisio Kok.  Born December 24, 1948, he obtained a degree in Economics from Universidade de São Paulo - USP, and has taken a number of courses in Brazil and abroad, including Risk Management for Banking Programme from Institut Européen d’Administration des Affaires - INSEAD in 1997.  He was CFO of Banco de Boston S.A. and Banco Bandeirantes S.A. and Vice-President of ABN Amro Bank S.A.  Mr. Kok is a member of the Board of Directors of Cia. de Ferro Ligas da Bahia - Ferbasa since 2008.

Vanessa Montes de Moraes.  Born September 21, 1981, she holds an MBA and a degree in Economics from IBMEC – Instituto Brasileiro de Mercado de Capitais, and holds a degree in continuing education in Corporate Law and Capital Markets from Fundação Getúlio Vargas.  She is a partner in Argucia Capital Management, where she has been responsible for Compliance, Risk and Products since 2006.  From 2003 to 2005, she was an analyst and manager of equities at Mellon Global Investments.

Compensation of Directors, Executive Officers and Fiscal Council Members

For the year ended December 31, 2009, the aggregate amount of compensation, including cash and benefits in kind and stock options, paid by Contax to all of its Directors, Executive Officers and Fiscal Council members was approximately R$17,874 thousand.  Contax is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its Directors, Officers or Fiscal Council members on an individual basis.

Share Ownership

As of May 31, 2010, the members of Contax Participações S.A.’s Board of Directors and Fiscal Council together beneficially owned less than 0.10% of its common shares or total capital stock.

On April 16, 2007, the General Shareholders’ Meeting approved the Stock Option Plan, pursuant to article 168, paragraph 3, of Law no. 6,404/76. Our Executive Officers are limited to purchasing up to 5.0% of the Company’s total capital stock.

As of May 31, 2010, our Board of Directors and Executive Officers beneficially owned the following percentage of our shares:

Name	Position	Common Shares		Preferred Shares
		Qty.	Total %	Qty.	Total %
Fernando Antônio Pimentel Melo	Chairman	*	*	*	*
Pedro Jereissati	Director	*	*	*	*
Carlos Jereissati	Director	*	*	*	*
Cristina Anne Betts	Director	*	*	*	*
Armando Galhardo Nunes Guerra Junior	Director	*	*	*	*
Otávio Marques de Azevedo	Director	*	*	*	*
Marcel Cecchi Vieira	Director	*	*	*	*
Antonio Adriano Silva	Director	*	*	*	*
José Luis Prola Salinas	Director	*	*	*	*
Sérgio Francisco da Silva	Director	*	*	*	*
Newton Carneiro da Cunha	Director	*	*	*	*
Manuel Jeremias Leites Caldas	Director	*	*	*	*

__________________

*      Less than 1% of the class of shares.

Name	Position	Common Shares		Preferred Shares
		Qty.	Total %
Francis James Leahy Meaney	President (CEO)	*	*	—
Michel Neves Sarkis	Chief Financial Officer (CFO)/	* *	* *	—
Investor Relations Officer
Jose Luiz Cardoso Albano	Officer	*	*	—
Eduardo Nunes Noronha	Officer	*	*	—

__________________________

*      Less than 1% of the class of shares

Employees

As of December 31, 2009, we had a total of 78,200 employees distributed among the following locations:

City/State	Employees
Rio de Janeiro/RJ	15,126
Niterói/RJ	4,681
São Paulo/SP	19,167
Salvador/BA	8,230
Recife/PE	7,205
Fortaleza/CE	6,838
Belo Horizonte/MG	11,706
Porto Alegre/RS	4,646
Brasilia/DF	512
Florianópolis/SC	89
Total	78,200

The employees are distributed between our administrative (8.1%) and operational (91.9%) areas.

As of December 31, 2009, approximately 25.1% of our employees were members of the telecommunications company workers and switchboard operators unions.  These unions represent the employees’ professional category and are affiliated with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel) or National Federation of Telecommunications (Federação Nacional de Telecomunicações – Fenatel).  The base date for the collective labor bargaining agreement for the category is May, at which time salary adjustments are negotiated.  The conditions of the collective labor bargaining agreement are negotiated annually and in a centralized manner with Fittel and the unions of the states where we have operations.  These negotiations are carried out between union representatives and a team of experienced negotiators from Contax S.A.

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

Career and Salary Plan

Our remuneration structure was last updated in the second half of 2006, in order to remain competitive in the market and maintain our Career and Salary Plan in line with our goals, taking into consideration our employees’ satisfaction, as well as rewarding individual performance.  There have not been any major changes since then, but it is important to note that it was also designed to provide additional opportunities for our employees, establishing the guidelines for promotions.

Employees assigned to some of our operations, such as telemarketing, retention, debt collection units and Orbitall operations are eligible for variable remuneration, linked to the achievement of individual as well as collective goals.

All employees are eligible for our profit sharing plan, which is linked to both our performance and individual goals set annually.

Outsourcing

We engage service companies to provide services related to activities, such as janitorial services, security, office assistants and helpdesk.

Workplace Health and Safety

As required by law, we maintain two workplace health and safety programs: the occupational health program (Programa de Controle Médico de Saúde Ocupacional), or PCMSO, and the workplace risk prevention program (Programa de Prevenção de Riscos Ambientais), or PPRA.  In addition, we maintain a safety-at-work program (Comissão Interna de Prevenção de Acidentes).  We also carry out ergonomic and noise level studies and have a workplace exercise program to help prevent work-related injuries.

Item 7.         Major Shareholders and Related Party Transactions

Major Shareholders

We have two classes of share capital outstanding, common shares and preferred shares.  Only the common shares have full voting rights.  The preferred shares have limited voting rights in connection with certain matters.  See “Item 10. Additional Information — Memorandum and Articles of Association — Voting Rights”.

The following table sets forth the beneficial ownership of our common shares by CTX Participações S.A. and by other shareholders holding five percent or more of our common shares, as of May 31, 2010.  Except for the shareholders listed below, we are not aware of any other shareholder beneficially owning more than five percent of our common shares.  None of the major shareholders listed below have any different or special voting rights attached to their shares.

Shareholders	Number of common shares owned	Percentage of outstanding common shares
CTX Participações S.A.	15,217,822	69.1%
Fator	2,159,200	9.4%
Eton Park	1,314,200	5.7%
Total	18,691,222	81.0%

The following table sets forth, as of June 17, 2010, information concerning the ownership of the common voting shares of CTX Participações S.A.

CTX Participações S.A. shareholders	Number of common shares owned	Percentage of outstanding common shares
LF TEL S.A	705,461,176	22.8%
AG Telecom Participações S.A.	352,730,588	11.4%
Luxemburgo Participações S.A.	352,730,588	11.4%
BNDES Participações S.A. – BNDESPAR	463,234,641	15.0%
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	354,506,323	11.5%
Fundação Atlântico de Seguridade Social – FASS	177,253,761	10.2%
Fundação dos Economiários Federais – FUNCEF	273,688,936	8.9%
Fundação Petrobrás de Seguridade Social – PETROS	273,688,935	8.9%
Others	18	0.0%
Total	3,090,611,008	100.0%

CTX Participações S.A.’s Shareholders’ Agreements

Certain of CTX Participações S.A.’s shareholders are party to two shareholders’ agreements with respect to their interests in CTX Participações S.A. AG Telecom Participações S.A., Luxemburgo Participações S.A. (current denomination of Andrade Gutierrez Investimentos em Telecomunicações S.A.), L.F. Tel S.A., BNDES Participações S.A., Fundação Petrobrás de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI  and Fundação Atlântico de Seguridade Social are parties to a Shareholders’ agreement, dated April 25, 2008, which governs: (1) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (2) rules for the election of the members of the board of directors, fiscal council and executive officers; (3) rules with regard to voting rights during the general shareholders’ meetings of CTX Participações; (4) conditions which would constitute a lien on the shares or subscription rights; (5) requirements with regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of a disposal and subscription of shares of CTX Participações; (6) tag-along rights in which the direct or indirect transfer of control of CTX Participações can only be effected; and (7) appraisal rights in the case of a disposal of shares of CTX Participações in the event of a transfer of control of the shareholder.

In accordance with the first Shareholders’ agreement, CTX Participações’ controlling shareholders have also agreed to exercise their voting rights in the shareholders’ meetings of CTX Participações in order to:  (1) maintain their investment in Contax Participações S.A.; and (2) have CTX Participações properly manage Contax Participações S.A. and its subsidiaries and assure decisions and actions by the companies’ management are taken in the companies’ best interests and according to market conditions.  Under the first Shareholders’ agreement, CTX Participações’ shareholders must meet prior to any general shareholders’ or Board of Directors’ meeting of CTX Participações or any of their affiliates to vote on the matters to be subsequently submitted at those meetings (“ Prior Meetings”).  Each controlling shareholder is entitled to one vote at the Prior Meeting, and all decisions taken in this meeting bind all the controlling shareholders’ votes in the general shareholders’ meetings, including votes of shareholders who have not participated in the Prior Meeting.  The controlling shareholders are also bound to ensure that directors appointed by them vote at meetings of the board of directors in accordance with decisions taken at the Prior Meetings and that such decisions are implemented.  Except as otherwise provided in the shareholders’ agreements, resolutions at the Prior Meetings are passed by the vote of holders of a simple majority of shares.  However, certain matters, such as matters relating to related party transactions and approval of the candidate for the position of CEO of Contax Participações, require the approval of 66.7% of the shares affected by such Shareholders’ agreement; changes in preferences and capital increases require the approval of 70.0% of the shares affected by such shareholders’ agreement; and changes in the corporate purpose and any decision resulting in the change of control of CTX Participações requires the approval of 84.0% of the shares affected by such Shareholders’ agreement.

AG Telecom Participações S.A., Luxemburgo Participações S.A. (current denomination of Andrade Gutierrez Investimentos em Telecomunicações S.A.), L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (CTX Participações’ controlling shareholders) are parties to a second Shareholders’ agreement, also dated April 25, 2008.  This second instrument governs: (1) voting rights during the general shareholders’ meetings of CTX Participações; (2) the holding of Prior Meetings; and (3) the transfer of CTX Participações’ shares owned by its controlling shareholders.

Holders of ADSs

In the United States, the preferred shares trade in the form of American Depositary Shares, or ADSs, each preferred share is represented by five ADRs of the same type, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners of ADSs from time to time.  Our ADSs are not listed on any stock exchange in the United States.

Related Party Transactions

Set forth below is a description of the related party transactions that are material to us.  Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders.  For further information about transactions with related parties, see Note 26 to our Consolidated Financial Statements.

Oi/Contax Contracts

We are a party to two main related party agreements with Oi (our main client encompassing Tmar and its wholly owned subsidiary TNL PCS S.A., both of which are indirectly under common control with us): (i) an agreement related to contact center services provided by us to Oi, on a fully outsourced basis; and (ii) an agreement related to telecommunications services provided by Oi to us.  Such agreements were executed on November 30, 2004 and duly approved at Tmar’s Extraordinary Shareholders’ Meeting on December 17, 2004.

Prior to such contracts, we performed all contact center activities for Oi under various contracts, both on a fully outsourced as well as on a partially outsourced basis.

The total amount of our gross operating revenue derived from Oi was R$1,124.6 million in 2009, R$966.6 million in 2008 and R$744.2 million in 2007, representing 50.3%, 51.1% and 50.7%, respectively, of our total revenue in those years.  Our relationship with Oi currently comprises several distinct and independent services, such as customer services for Oi’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile users, technical support for broadband subscribers and debt collection services.

Oi, in turn, is our main telecommunications services provider (fixed-switched telecommunications service, mobile services, long distance/toll-free, data, and other services) and, most importantly, provides such services, directly or through us, to some of our clients, at their option.  The total amount paid to Oi and its subsidiaries for these services was equal to R$21,157 thousand in 2009, R$26,584 thousand in 2008 and R$24,706 thousand in 2007, or 1.6%, 1.8% and 2.1% of our total cost of services and operating expenses in 2009, 2008 and 2007, respectively.  While Oi currently provides most of our telecommunications services, if it were to become unable or unwilling to provide these services, we believe that we would be able to obtain such services from another provider with a minimum of disruption to our business.

Todo/Contax Contracts

Todo was created as a supplier of technological solutions designed specifically for contact center operations, having as its first customer Contax S.A., which practically outsourced its entire IT department to Todo.  Through Todo, we intend to supplement our present range of services and take advantage of its expertise and market relationships in order to expand our information technology services outsourcing activities.

BNDES/Contax Contracts

In 2007, we entered into a loan agreement with BNDES for the total amount of approximately R$216 million with the purpose of financing the expansion of our installed capacity, upgrading current facilities, training programs, improving service quality and productivity and investments in marketing activities, within the PROSOFT-Corporate (Software Industry and Correlated Services Development Program).

In October 2007, the first tranche of the BNDES loan was provided in the amount of R$100 million, followed by additional tranches on January 28, January 30, June 12 and November 18, 2008, in the amounts of R$40.0 million, R$10.0 million, R$61.8 million and R$4.9 million, respectively, totaling an aggregate of R$216.7 million.

In March 2010, we entered into a credit facility agreement with BNDES in the amount of R$323.5 million.  For a more detailed description of this BNDES loan, see “Item 10. Addition Information — Material Contracts.”

Facilities Lease Agreements

Some of our facilities are located on real estate that is leased from related parties.  Most of these related-party lease agreements are with Oi.  Lease expense for all related party lease agreements totaled R$9,502 thousand, R$7,218 thousand and R$6,219 thousand in 2009, 2008 and 2007, respectively.

Transactions with our Board of Directors or Executive Officers

None of the members of our Board of Directors or Executive Officers, or any close member of their respective families, has or has had any direct interest in any transaction effected with us which is or was unusual in its nature or conditions, or significant to our business.

As of December 31, 2009, no outstanding loans or guarantees thereof had been made to the members of the Boards of Directors or Executive Officers or the Fiscal Council, or any close member of their respective families.

CTX Participações Loan Agreement

In March 2010, CTX Participações, our parent company, and one of our executive officers entered into a loan agreement, which was negotiated individually by the executive officer and without involvement of the Company, pursuant to which CTX Participações loaned such officer an amount of R$15,769 thousand.  The loan is repayable on March 30, 2011 and bears no interest.

Item 8.         Financial Information

Consolidated Statements and Other Financial Information

See “Item 18.  Financial Statements”.

Legal Proceedings

General

We are party to a number of legal actions arising from our regular course of business.  Although the amount of the total liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition and results of operations.  We are subject to contingencies with respect to tax, labor and other claims.  The composition of our contingency provisions is as follows as of the dates indicated:

	At December 31,
	2009	2008
	(in thousands of reais)
Nature
Labor	48,362(1)(2)	51,651
Tax	10,944	11,927
Civil	615	573
Total	59,921	64,151

__________________________

(1)   Pursuant to the service agreement executed by Oi and Contax S.A., Oi shall be responsible for labor claims arising from the transfer of labor agreements from Oi to Contax S.A.  These amounts have been recorded as “Receivable Credits”.  The amount of labor claims for which Oi is responsible as of December 31, 2009 was R$7,955 thousand, with the other R$40,407 thousand being labor claims filed against Contax S.A. by employees and former employees.

(2)   On September 30, 2009, Contax reviewed the amounts provisioned for labor contingencies to reflect historical averages of amounts paid per claim, which resulted in a reversal of provisions for contingencies in the amount of R$11,799 thousand, of which R$7,558 was reduced from the “Receivable Credits” account referred to above and R$4,241 thousand was recognized as other operating income.

Labor
Judicial

As a part of our ongoing operations, we have been named as a defendant in a number of lawsuits brought by our employees, labor unions and the Labor Public Prosecution Office (Ministério Público do Trabalho).  We have established what we believe to be an adequate reserve to cover these claims.

As at December 31, 2009, we were involved in approximately 7,009 employment-related legal proceedings, as compared to 5,287 as at December 31, 2008.  The total estimated amount involved in these proceedings at December 31, 2009 was R$504,919 thousand (U.S.$289 thousand), as compared to R$358,700 thousand (U.S.$205,441 thousand) at December 31, 2008.  We record provisions for any contingent liabilities based upon our historical losses in similar lawsuits. At December 31, 2009, our provisions for labor related contingencies amounted to approximately R$48,362 thousand (U.S.$27,699 thousand), as compared to R$51,651 thousand (U.S.$29,582 thousand) at December 31, 2008.

As of December 31,
2009
(in thousands of reais)
Types of risk(1)
Probable	48,362
Possible/Remote	456,557
Total	504,919

__________________________

(1)   The types of risk have been determined by our management, based on the opinion of external legal counsel and existing legal precedents.

                Most of these proceedings relate to claims for: (i) overtime; (ii) salary equalization; (iii) continuity of service; and (iv) damages, pain and suffering.  The increase in the number of labor law suits, from 5,287 at December 31, 2008 to 7,009 at December 31, 2009, is directly related to the significant increase in the number of employees since 2004.
Administrative Proceedings

As at December 31, 2009, approximately 37 notices of alleged violations of labor laws were pending against us. The amounts involved in such notices of infraction depend on the type of violation, the number of employees involved, and whether the alleged violation is a first time offense. As of December 31, 2009, in order to file administrative appeals, we had made administrative deposits, as required by law, in the approximate amount of R$119,283 thousand (U.S.$68,318 thousand).

We have disputed all these notices of infraction before the administrative authority and are awaiting a final decision in these administrative proceedings.  Nevertheless, if such decisions are not favorable to us in administrative courts, we are allowed and intend to appeal to the judicial courts in order to request not only annulment of any and all liabilities assigned to us by the administrative courts, but also reimbursement for administrative appeals filed on the contingency of payment.

The alleged labor violations relate mainly to the following infractions:  (i) noncompliance with workplace health and safety rules; (ii) failure to grant intraday and weekly rest breaks; (iii) failure to satisfy disabled worker hiring quotas; and (iv) failure to establish an Internal Commission for the Prevention of Accidents (Comissão Interna de Prevenção de Acidentes).

Under Brazilian law, if a company has more than 100 employees, two to five percent of its employees must be rehabilitated social security beneficiaries or qualified persons with disabilities.  Because of our inability to meet this quota, in September 2002, we entered into a Conduct Adjustment Term (Termo de Ajuste de Conduta), with the Attorney General for Labor, under which we were granted a period of three years to meet the hiring quota.  However, even though we implemented a program aimed at hiring rehabilitated social security beneficiaries and persons with disabilities, the positions available could not be filled.

In January 2010, the Office of the Regional Labor Superintendent notified us of claims in connection with charges for social contribution and contributions to the employee dismissal fund (fundo de garantia por tempo de serviço) related to employee transportation vouchers.  The amount claimed in the notification is R$29 million.  We are defending this claim, and we believe that the risk of loss is remote.

Tax

As of December 31, 2009, we were party to 18 tax-related judicial claims (being defendants in two of these claims) mainly related to PIS/COFINS, services tax (ISS) and social security taxes owed to the National Institute of Social Security (Instituto Nacional de Seguridade Social - INSS).

Our total provisions for tax contingencies amounted to R$10,944 thousand (U.S.$6,268 thousand) as of December 31, 2009, and relate mainly to PIS/COFINS tax in the amount of R$8,457 thousand (U.S.$4,844 thousand) and provisions for tax claims in the amount of R$2,248 thousand (U.S.$1,288 thousand) relating to tax on services, or ISS.

Civil

As of December 31, 2009, we were subject to 90 civil lawsuits, 89 of which involved claims in an amount less than R$50,000.

Contax S.A. has been fined by the Empresa Brasileira de Correios e Telégrafos, a postal services company, for breach of contractual obligations under a contact center services agreement.  The fines total an amount equivalent to R$2,645 thousand (U.S.$1,515 thousand) for alleged violation of confidentiality over telephone messages; failure to transfer reserved telephone lines (0800); and failure to recover 100% of the telephone calls.  Despite what is believed to be the strong legal grounds to challenge the fairness of such fines, Contax S.A. has recorded provisions in an amount of R$441.6 thousand (U.S.$252.9 thousand) as of December 31, 2009.

Policy on Dividend Distributions

The preferred shares are entitled under our by-laws to receive, to the extent of available distributable profits and reserves, a non-cumulative preferred dividend in an amount equal to the greater of (i) six percent per year on the amount resulting from the division of the subscribed capital by the total amount of our shares, and (ii) three percent of the equity value of the share, or the Preferred Dividend.  To the extent there are additional distributable profits, we are also required to distribute to all shareholders an amount equal to at least 25.0% of the adjusted net income, or the General Dividend, determined in accordance with Brazilian corporate law.  Our obligation to pay General Dividends to holders of preferred shares will be met inasmuch as a Preferred Dividend is paid.  Payment of General Dividends may be limited to the net realized income for the year, provided that the difference is recorded as unrealized reserve.  Net income recorded in unrealized income reserve, when realized and as long as not offset by losses for subsequent years, should be added to the first dividend declared after realization.  We may also make additional distributions to the extent of available distributable profits and reserves.  All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.  See “Item 10.  Additional Information — Memorandum and Articles of Association — Allocation of Net Income and Distribution of Dividends”.

Significant Changes

See “Item 5. Operating and Financial Review and Prospects”.

Item 9.         The Offer and Listing

Information Regarding the Price History of the Stock to Be Offered or Listed

The principal trading market for the preferred shares is the BM&FBovespa.  As of May 31, 2010, we had approximately one thousand shareholders.

The preferred shares commenced trading separately on the BM&FBovespa in August 2005.  The following table sets forth the reported high and low closing sale prices for preferred shares on the BM&FBovespa for the periods indicated, adjusted for dividends and interest on capital.

	Reais per Preferred Share(1)
	High	Low
2005	14.50	6.375
2006	65.80	8.00
2007	14.25	8.75
2008
1st Quarter	13.25	9.40
2nd Quarter	12.75	8.75
3rd Quarter	11.73	9.38
4th Quarter	10.50	5.38
2009
1st Quarter	11.74	8.75
2nd Quarter	14.29	10.02
3rd Quarter	20.45	13.28
4th Quarter	25.00	18.63
2010
January	28.14	22.89
February	25.49	23.00
March	26.01	24.04
April	25.09	20.91
May	22.45	19.99

__________________________

(1)   Prices per share have been adjusted to reflect the reverse stock split in November 2007 and the reverse stock split and simultaneous stock split in January 2010. See “Item 4. Information on the Company — History and Organizational Structure — Reverse Stock Split and Stock Split”.

Source: Bloomberg

In the United States, the preferred shares trade in the form of ADSs, each ADS representing one-fifth of a preferred share, issued by the Depositary pursuant to a Depositary Agreement among the Company, the Depositary and the registered holders and beneficial owners from time to time of ADSs.  As of May 31, 2010, there were 3,199 thousand ADSs outstanding.  The following table sets forth the reported high and low closing sales prices for ADSs for the period indicated.

	U.S. dollars per ADS(1)
	High	Low
2005	1.30	0.40
2006	1.65	0.66
2007	1.45	0.79
2008
1st Quarter	1.37	1.02
2nd Quarter	1.52	0.99
3rd Quarter	1.39	0.90
4th Quarter	0.92	0.41
2009
1st Quarter	0.96	0.73
2nd Quarter	1.40	0.82
3rd Quarter	2.21	1.28
4th Quarter	2.78	2.05
2010
January	3.07	1.57
February	2.68	2.07
March	2.79	2.25
April	2.72	2.36
May	2.44	2.07

__________________________

(1)   Prices per ADS have been adjusted to reflect the reverse stock split in November 2007 and the reverse stock split and simultaneous stock split in January 2010. See “Item 4. Information on the Company — History and Organizational Structure — Reverse Stock Split and Stock Split”.

Source: The Bank of New York ADR Information

Trading on the Brazilian Stock Exchanges

BM&FBovespa is the only Brazilian stock exchange on which private equity and private debt may be traded.

BM&FBovespa trading sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time.  During daylight saving time in the United States, the sessions are held from 9:00 a.m. to 4:00 p.m., São Paulo time (closing call is from 4:55 p.m. to 5:00 p.m.).  Equity trading is executed fully electronically through an order-driven trading system called Megabolsa.  Additionally, the home broker system through the Internet allows retail investors to transmit orders directly to the BM&FBovespa.  The BM&FBovespa also permits trading from 5:45 p.m. to 7:00 p.m. on an online system connected to Megabolsa and Internet brokers called the After Market.  The After Market session is restricted to certain stocks that were traded through the electronic system.  Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.  The CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances.  Securities listed on the BM&FBovespa may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date, without adjustment for inflation.  Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms.  The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.  The clearing house for the BM&FBovespa is Companhia Brasileira de Liquidação e Custódia, or CBLC, which is owned, among others, by BM&FBovespa.

In order to better control volatility, the BM&FBovespa has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index.

If the market falls more than 15% compared to the previous day no more pauses are taken.  The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

The BM&FBovespa, is significantly less liquid than the NYSE or other major exchanges around the world.  As at December 31, 2009, the aggregate market capitalization of the 385 companies listed on the BM&FBovespa was equivalent to R$2.3 trillion (U.S.$1.3 trillion) and the 10 largest companies listed on that exchange represented approximately 53.3% of the total market capitalization of all listed companies.  In contrast, as at December 31, 2009, the aggregate market capitalization of the 2,773 companies listed on the NYSE was U.S.$16.8 trillion and the 10 largest companies listed on the NYSE represented approximately 11.5% of the total market capitalization of all listed companies.

The Brazilian equity market is relatively small and illiquid compared to major world markets.  Although any of the outstanding shares of a listed company may trade on the BM&FBovespa, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling shareholders, by government entities or by one principal shareholder.  For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.

The average daily trading volume of the BM&FBovespa for December 2009 was approximately 13.1 billion shares, which corresponds in terms of value to R$6.7 billion (U.S.$3.8 billion).

Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.  See “Item 10. Additional Information — Exchange Controls and Other Limitations Affecting Shareholders”.

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which regulates the stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.  The Brazilian securities markets are governed by (i) Law no. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets; (ii) Brazilian corporate law (Law no. 6,404/76), as amended and supplemented; and (iii) the regulations issued by the CVM, the CMN and the Brazilian Central Bank, or collectively, the Securities Laws.

Under Brazilian corporate law, a company is either public, a companhia aberta, such as Contax, or private, a companhia fechada.  All public companies are registered with the CVM and are subject to reporting requirements.  A company registered with CVM may have its securities traded either on the BM&FBovespa or in the Brazilian over-the-counter market.  Shares of companies listed on the BM&FBovespa may not simultaneously trade on the Brazilian over-the-counter market.  The shares of a public company may also be traded privately, subject to certain limitations.  To be listed on the BM&FBovespa, a company must apply for registration with the CVM and the BM&FBovespa.  Once the BM&FBovespa has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the BM&FBovespa.

The trading of securities on the BM&FBovespa may be suspended at the request of a company in anticipation of the announcement of a material event.  Trading may also be suspended by the BM&FBovespa or the CVM, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BM&FBovespa.

The trading of shares is prohibited and/or restricted under certain circumstances as follows:  (i) trading by the company of its own shares except for cancellation or maintenance in treasury for further disposal, according to Rule 10/80, issued by the CVM; (ii) trading by persons who, as a result of their position, title or relationship with the company, have knowledge of the impending disclosure of a material event; and (iii) trading by directors, officers and members of any technical or advisory body established pursuant to a company’s by-laws during the 15-day period before the disclosure of the company’s quarterly and annual financial statements.

The Brazilian securities markets are principally governed by the Securities Laws, as well as by regulations issued by the CVM and the CMN.  These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

Recent changes to Brazilian corporate laws and regulations increased the rights of minority shareholders, including holders of preferred shares, by granting them restricted voting rights.  The amended Brazilian corporate law also granted more regulatory power to the CVM.

Law No. 11,638/07, effective as of January 1, 2008 and as amended by Law No. 11,941/09, introduced changes to the Brazilian corporate law to be applied in 2010 to financial statements of financial institutions and publicly-held companies.  These changes primarily seek to facilitate the process of converging Brazilian GAAP to IFRS, and permit the CVM to issue new accounting standards and procedures consistent with international accounting standards.  In addition, to ensure consistent presentation of financial statements in prior periods, these changes will require 2009 financial statements to be disclosed together with 2010 financial statements in order to provide comparative information within the financial statements.

Disclosure Requirements

Through Instruction no. 358, the CVM revised and consolidated the requirements regarding the disclosure and use of information relating to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

The requirements include provisions that:

•       establish the concept of a material fact that triggers the reporting requirements.  Material facts include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

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

•       require the Investor Relations Officer to publish and inform the CVM and also the stock exchange and entities of the organized over-the-counter market where the securities issued by the company are traded, as the case may be, of any material events that have occurred or are related to their business;

•       require the controlling shareholders, directors, members of the administrative council, members of the Fiscal Council and of any technical and consultative bodies, according to the by-laws, to report any material event they are aware of to the Investor Relations Officer, who will provide for its disclosure.  In the event those people referred to above have personal knowledge about material events and verify omission by the Investor Relations Officer towards investors in the fulfilling of his communication and disclosure duties, they will only be exempt from liability if they communicate the material events to the CVM immediately;

•       require simultaneous disclosure of material facts to all markets in which the company’s securities are admitted for trading;

•       require the acquirer of a controlling stake in a company to publish material facts, including its intention to promote, or not, within a year, the cancellation of the registration of publicly-held companies;

•       establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•       forbid the use of insider information.

On December 7, 2009, the CVM enacted CVM Instruction 480, establishing new rules for registration and disclosure of information of issuers of securities admitted for trading in the local regulated markets.  The new regulation focuses on improving the quality of the information reported by issuers.  The annual information report (informações anuais – IAN) was replaced by the reference form (formulário de referência), which must contain all relevant information regarding the issuer and be updated (i) annually, within five months from the closing date of the relevant fiscal year, and (ii) within seven business days after the occurrence of certain events.  The reference form must also be updated and incorporated by reference in the case of any public distribution of securities by the relevant issuer.

On December 17, 2009, the CVM enacted CVM Instruction 481 to regulate key issues involving general shareholders’ meetings of publicly-held companies, including: (i) the extent of information and documents to be provided in support of call notices and that are to be disclosed to shareholders prior to such meetings; and (ii) public proxy solicitation in connection with the exercise of voting rights.  The purpose of CVM Instruction 481 is to: (i) improve the quality of information that must be disclosed by companies to their shareholders and to the market prior to shareholders’ meetings; (ii) encourage the use of the internet to disclose information; and (iii) lower the cost of voting and proxy solicitations in order to increase shareholders’ participation at shareholders’ meetings.

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

Except as described in this section, our by-laws do not contain provisions addressing the duties, authority or liabilities of Directors and senior management, which are instead established by Brazilian corporate law.

Qualification of Directors

Brazilian corporate law provides that only shareholders of a company may be appointed to its Board of Directors.  There is no minimum share ownership or residency requirement for qualification as a Director.  If a Director is a non-Brazilian resident, he or she must appoint an attorney-in-fact to receive service of process.

According to Brazilian corporate law, persons disqualified by special law, or sentenced for a bankruptcy offense, fraud, bribery or corruption, misappropriation of public funds or embezzlement, crimes against the national economy or decency or public property, or to any criminal sanction which precludes, even temporarily, access to public office are disqualified for election to an administrative office in the corporation.  A person who has been declared by the CVM to lack capacity is also ineligible to an administrative office in a publicly held corporation.

The officers shall have unblemished reputations and are ineligible, except if a waiver is granted by the general shareholders’ meeting, in the following cases:  (i) holding of a position in a competing company, especially on the management board or advisory or finance committees; and (ii) conflicting interests with the company.

Allocation of Net Income and Distribution of Dividends

Our by-laws require the Board of Directors to recommend, at each annual shareholders’ meeting, the allocation of net income from the preceding fiscal year as follows:

•       5.0% to a legal reserve, not to exceed 20.0% of the paid-in capital of Contax;

•       at least 25.0% of adjusted net income against payment of dividends.  As required by Brazilian corporate law, such amount will be increased if required to satisfy payment of dividends of preferred shares; and

•       respecting the entry in the reserve for profits to be realized, the remaining net income should be allocated in the reserve for expansion for working capital purposes.  The total amount registered in the reserve for expansion together with the amount entered in profit reserves is limited to the total amount recorded as paid-in capital.

Whenever we accumulate or reserve profits, the Board of Directors can authorize the allocation of interim dividends, as provided under Brazilian corporate law.  In general, we have to pay dividends first to holders of preferred shares and then to holders of common shares.  The remaining balance will be distributed equally among all of the shares of our capital stock.  Dividends not claimed within three years of the date on which they were made available for distribution will revert to us.  See “Item 8.  Financial Information — Policy on Dividend Distribution”.

In lieu of the payment of dividends as stated above, we may elect to make payments to shareholders characterized as interest on our capital.  See “— Taxation — Brazilian Tax Considerations — Distribution of Interest on Capital”.

Shareholders’ Meetings and Proxy Solicitation

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

Such call notice must always contain the meeting place, date and time and a detailed agenda.  CVM Instruction 481 of December 17, 2009 determines the requirements with respect to which documents and information must be made available to the shareholders prior to the first call notice.  CVM Instruction 481 also requires that such documents and information be made electronically available on the company’s website.

The Board of Directors, or, in some specific situations set forth in Brazilian corporate law, the shareholders or the Fiscal Council, if installed, has the power to call shareholders’ meetings.  A shareholder may be represented at a shareholders’ meeting by its attorney-in-fact so long as that attorney-in-fact was appointed within one year of such meeting.  The attorney-in-fact must be another shareholder, a member of our management, a lawyer, or a financial institution.  The power of attorney granted to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

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

CVM Instruction 481 regulates public proxy solicitations in connection with the exercise of voting rights at a shareholders’ meeting.  All material used in connection with a proxy solicitation must be filed with the CVM and becomes publicly available on its website.

For the purposes of conducting a public proxy solicitation, shareholders holding at least 0.5% of a company’s shares can require a list of its shareholders from the company indicating shareholders’ addresses and the number of shares held.  CVM Instruction 481 also allows companies to implement electronic systems in order to distribute and receive proxy solicitations among its shareholders.  As of the date of this annual report, we do not have an electronic system in place for such purpose.

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

Preferred shareholders do not have a vote on any other matter in addition to the ones previously mentioned, except that they can elect one member and respective alternate to sit on our Fiscal Council, if installed, and, if they come to hold more than 10.0% of our capital stock, they can elect one member and respective alternate to sit on our Board of Directors.  See “Item 6. Directors, Senior Management and Employees”.

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

•       elect or dismiss members of the Board of Directors or Fiscal Council, if installed;

•       review the yearly accounts prepared by management and accept or reject management’s financial statements, and decide on the allocation of:  (i) net profits for payment of the mandatory dividend; and (ii) funds to the various reserve accounts;

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

Related Party Transactions

According to Brazilian corporate law, a shareholder may not vote on resolutions to approve the following matters:  (i) an evaluation report of property transferred by such shareholder as capital contribution to a company; (ii) the accounts of such shareholder while serving as an officer of a company; or (iii) any other resolution that may benefit such shareholder personally or in which such shareholder and the company may have a conflicting interest.  Resolutions passed with a vote of a conflicted shareholder may be voided and such shareholder held liable for damages and required to account to the company for any benefits incurred.

Brazilian corporate law also provides that a Director or Officer shall not take part in any (i) corporate transaction in which they have an interest that conflicts with those of the company, or (ii) decision made by other Directors or Officers regarding such conflicting transaction.  The conflicted Director or Officer shall disclose their impediment to the other Directors or Officers and request that the nature and extent of their interests be recorded in the minutes of the meeting of the Board of Directors or of the Board of Executive Officers.  In addition, a Director or Officer may only execute contracts with a company under reasonable and fair terms in line with prevailing market standards or in accordance with the same guidelines that the company would observe when executing contracts with unrelated third parties.  Any business executed by such Director or Officer and the company which conflicts with these rules may be voided and the Director or Officer required to account to the company for any benefits incurred.

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

Appraisal rights lapse 30 days after publication of the minutes of the shareholders’ meeting that gave rise to such appraisal rights, except when the resolution is approved pending confirmation by the holders of preferred shares (such confirmation to be given at special meeting to be held within one year).  In this event, such 30-day period for dissenting shareholders begins at the date of publication of the minutes of the shareholders’ meeting.  Within 10 days after expiration of the exercise period of appraisal rights, we are entitled to reconsider any resolution or decision that gave rise to such appraisal rights, in the event that the reimbursement of shares held by dissenting shareholders is deemed to have a negative impact on our financial stability.

In any one of the situations explained above, shares would be redeemable at their net book value, based on the most recent balance sheet approved by shareholders.  The reimbursement amount can only be lower than the net book value amount if it is based on the economic value of the enterprise, as determined by an appraisal process in accordance with Brazilian corporate law.  If the shareholders’ meeting that gave rise to such appraisal rights is held more than 60 days after the date of the most recently approved balance sheet, shareholders may require that the reimbursement value of their shares be calculated based on a new balance sheet dated up to 60 days prior to that shareholders’ meeting.

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

Form and Transfer of Securities

Our shares are maintained in book-entry form with a transfer agent, Banco do Brasil S.A., or the Registrar, that serves as the registrar for those of our shares that will be freely traded on the BM&FBovespa.  To make a transfer of shares, the Registrar makes an entry in the register by debiting the share account of the transferor and crediting the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local Custodian on the investor’s behalf.

The BM&FBovespa and clearing systems, such as member brokerage firms and banks, control Brazil’s clearing house for equity of Brazilian listed companies, the CBLC.  Shareholders may choose, at their discretion, to hold their shares through the CBLC.  Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with the CBLC.  Our shareholder registry indicates which shares are kept at the CBLC system.

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

Amendments

Our by-laws were further amended on November 13, 2009, to reflect the reverse stock split and simultaneous stock split as approved at our Extraordinary Shareholders’ Meeting held on that date.  As a result, the caption of article 5 of our by-laws now has the following wording:  “Article 5 – The Company’s Capital Stock comprises R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 59,770,600 shares, of which 23,089,600 are common shares and 36,681,00 are preferred shares, all registered book-entry shares with no par value”.

Article 13 of our by-laws was last amended after our Extraordinary Shareholders’ Meeting held on June 17, 2008 to increase the maximum number of members of our Board of Directors from 11 to 13 members.

Disclosure of Shareholder Ownership

Brazilian regulations establish that the controlling shareholders, directly or indirectly, and those shareholders who elected the members of the Board of Directors or Fiscal Council, if installed, as well as any other person or group of persons acting together or representing the same interest and who directly or indirectly hold 5.0% or more of any type or class of shares in a publicly held company, disclose their respective shareholdings to the company.  In the event that an acquisition results in a change of control of a company or of its administrative structure, as well as when the acquisition results in the obligation to make a public tender offer, the acquirer of the control of such company shall publish a press release regarding the shareholdings, as required by Brazilian regulations.  The Investor Relations Officer is responsible for transmitting the information to the CVM and the stock exchanges.  Every 5.0% increment or disposal in shareholding must be similarly disclosed.  See “Item 9. The Offer and Listing—Disclosure Requirements”.

Material Contracts

Oi and Orbitall Services Agreements

We are a party to a material contract with Oi relating to contact center services rendered by us to Oi, which was executed on November 30, 2004 and duly approved at Tmar’s Extraordinary Shareholders’ Meeting on December 17, 2004.

The total amount of our revenues derived from Oi was R$1,086.5 million in 2009, R$906.6 million in 2008 and R$692.1 million in 2007, representing 50.3%, 51.1% and 50.7%, respectively, of our revenues in those years.  Our relationship with Oi is currently comprised of several distinct and independent services, such as customer services for Oi’s; fixed-line business, outbound telemarketing to attract additional mobile customers, customer service for prepaid and postpaid mobile users, technical support for broadband subscribers and debt collection services.

On April 1, 2004, Orbitall, one of Brazil’s main credit card processing companies, executed an agreement with us (the “Orbitall Agreement”), according to which we agreed to provide contact center services to the customers of Orbitall’s clients, such as Citibank, Credicard, Itaucard, Banespa, Sodexo, VR Vales and Medial Saúde.  Prior to its amendment on December 18, 2009, the Orbitall Agreement accounted for a significant portion of our revenues (second only to the Oi services agreement).  Such amendment provided for a further one-year term with an automatic renewal clause for each subsequent year (unless a termination notice is delivered by either party 30 days prior to any annual renewal date).  In connection with the amendment, we also entered into a separate contract with Orbitall’s parent company, Banco Itaú Unibanco.  Several services previously provided to Orbitall are now being provided under the Banco Itaú Unibanco contract, rather than under the Orbitall contract.

BNDES Loan Agreement

On June 20, 2007, our Board of Directors approved the loan agreement of approximately R$216 million from BNDES (the Brazilian Development Bank) to our subsidiary Contax S.A., as approved by the Executive Board of BNDES on May 22, 2007.  Repayment will occur within a six-year settlement term, including a two-year grace period, with an annual cost of TJLP (the Brazilian long-term interest rate) plus 2.0%.

The funds are for increasing installed capacity, upgrading current facilities, training programs, improving service quality and productivity and investments in marketing activities, within the PROSOFT- Corporate (Software Industry and Correlated Services Development Program).

In October 2007, the first tranche of the BNDES loan was provided in the amount of R$100 million, followed by additional tranches on January 28, January 30, June 12 and November 18, 2008, in the amounts of R$40 million, R$10 million, R$61.8 million and R$4.9 million, respectively, totaling an aggregate of R$216.7 million.

On March 12, 2010, Contax S.A. entered into a financing agreement with BNDES comprised of two loans in the principal amounts of R$281.4 million (the A loan) and R$42.1 million (the B loan).  The outstanding principal amount of these loans is payable in 60 equal monthly installments commencing on October 15, 2011.

The A loan bears interest at 1.73% per annum plus the TJLP rate (a Brazilian long-term interest rate) plus 1.0% per annum, and the proceeds were used to upgrade our existing facilities, improve the quality of service and fund training programs and investments for research and development.  The B loan bears interest at 4.5% per annum, and the proceeds were used to purchase machinery and equipment through an industrial equipment financing program run by the Brazilian Special Agency for Financing Industrial Equipment (Agência Especial de Financiamento Industrial – FINAME). As of May 31, 2010, BNDES had disbursed approximately R$70 million under the A loan and R$11 million under the B loan.

As of May 31, 2010, the TJLP rate was 6.0% per annum.

Banco do Nordeste do Brasil Loan Agreement

On March 16, 2010, Contax S.A. entered into a financing agreement with Banco do Nordeste do Brasil under which Banco do Nordeste do Brasil disbursed a loan in the principal amount of R$51 million.  The outstanding principal amount of this loan is payable in 36 equal monthly installments commencing on April 16, 2012.  Provided that each of the installments is paid on the due date, this loan will bear interest at a rate of 8.5% per annum.  If any installment is not paid on the relevant due date, the loan will bear interest at a rate of 10.0% per annum.

Exchange Controls and Other Limitations Affecting Shareholders

There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil.  However, the right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally requires, among other things, that the relevant investments be registered with the Brazilian Central Bank.  Such restrictions on the remittance of foreign capital abroad could hinder or prevent the acting as custodian for the Depositary of the preferred shares underlying the ADSs, or holders who have exchanged ADSs for preferred shares from converting dividends, distributions or the proceeds from any sale of such preferred shares into U.S. dollars, as the case may be, and remitting such U.S. dollars abroad.  Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs.  See “Item 3. Key Information — Risk Factors — Risks Relating to the ADSs and the Preferred Shares”.

Foreign investors may register their investments under Law no. 4,131 or Resolution no. 2,689 of the CMN. Registration under Law no. 4,131 or under Resolution no. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad.  Resolution no. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, or Tax Haven, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20.0%.

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

Under the mechanics of an ADS program, the custodian for the Depositary holds those shares that correspond to the ADSs issued abroad so that such shares are blocked from trading on the BM&FBovespa.  The Depositary will keep a record of the ADS holders and record the transfers of ADSs made by such ADS holders.  Distributions made by us will be paid to the custodian, who will remit such distribution outside Brazil to the Depositary, so that it can in turn distribute these proceeds to the ADS holders of record.

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

In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the Depositary’s electronic certificate of foreign capital registration for five business days after the exchange, after which the holder must seek to obtain its own electronic certificate of foreign capital registration with the Brazilian Central Bank.  Pursuant to Central Bank Resolution No. 3.845 of December 17, 2009, if an investor elects to hold preferred shares after cancellation of corresponding ADSs, a simultaneous exchange transaction must be effected in order to obtain a certificate of registration of such shares with the Central Bank.  This transaction will be subject to tax in Brazil.  For more information, see “—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.”  Unless the preferred shares are held by a duly registered investor pursuant to Resolution no. 2,689 or unless a holder of preferred shares applies for and obtains a new certificate of registration, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares.  Also, if not registered under Resolution no. 2,689, such holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs.  In addition, if the foreign investor resides in a Tax Haven, the investor will also be subject to less favorable tax treatment.  See “Item 3. Key Information.  Risk Factors — Risks Relating to the ADSs and Preferred Shares — If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages” and “— Taxation — Brazilian Tax Considerations”.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.  For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors, in order to preserve Brazil’s foreign currency reserves.  These amounts were subsequently released in accordance with federal government directives.  There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future.  See “Item 3. Key Information. Risk Factors — Risks Relating to Brazil”.

Registered Capital

Investments in preferred shares by (i) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (ii) a non-Brazilian holder, who is registered with the CVM under Resolution no. 2,689, or (iii) the Depositary are eligible for registration with the Brazilian Central Bank.  Such registration (the amount so registered being referred to as Registered Capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on and amounts realized through dispositions of such preferred shares.  The Registered Capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars).  The Registered Capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the BM&FBovespa on the day of withdrawal; or (ii) if no preferred shares were traded on that day, the average price on the BM&FBovespa during the 15 trading sessions immediately preceding such withdrawal.  The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Brazilian Central Bank on such date or dates.

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of shares or ADSs by a non-Brazilian holder.  The following is a general discussion only, and therefore does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder.  It is based upon the tax laws of Brazil as in effect on the date of this filing, which are subject to change, possibly with retroactive effect, and to differing interpretations, which may result in different tax consequences from those described below.

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

Distribution of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on our capital as an alternative form of making dividend distributions.  The rate of interest may not be higher than the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank from time to time.  The total amount distributed as interest on capital may not exceed the greater of (i) 50.0% of net income (after social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as shareholders’ interest on equity) for the year in respect of which the payment or credit is made or (ii) 50.0% of retained earnings for the year prior to the year in respect of which the payment or credit is made.  Payments of interest on capital are decided by the shareholders on the basis of recommendations of a Company’s Board of Directors.

Distribution of interest on capital paid to Brazilian and non-Brazilian holders of shares, including payments to the Depositary in respect of shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes.  Such payments are subject to Brazilian withholding tax at the rate of 15.0%, except for payments to persons situated in Tax Havens (as defined below) which are subject to tax at a 25.0% rate.  Pursuant to Brazilian law, a “Tax Haven” is any country or location that does not impose income tax or where the income tax rate is lower than 20.0% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the ultimate beneficiary of the income.

No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws and Brazilian corporate law.  Distributions of interest on capital in respect of our shares, including distributions to the Depositary in respect of shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

Regarding ADSs, although the matter is not free from doubt, the gains realized by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder would not be taxed in Brazil, based on the theory that ADSs do not constitute assets located in Brazil for purposes of Law no. 10,833/03. However, we cannot assure you that Brazilian courts would adopt this theory.  Thus, the gain on a disposition of ADSs by a non-Brazilian holder to a resident in Brazil (or possibly even to a non-Brazilian holder in the event of a judicial determination that ADSs would constitute assets located in Brazil) may be subject to income tax in Brazil.

The Brazilian tax authorities have issued a normative instruction confirming that, pursuant to Law no. 10,833, they intend to assess income tax on capital gains earned by non-Brazilian residents who earn a capital gain on the disposition of assets located in Brazil, regardless of whether the buyer is a Brazilian resident or not.  Holders of ADSs outside Brazil may have grounds to assert that Brazilian Law no. 10,833 does not apply to sales or other dispositions of ADSs, as ADSs are not assets located in Brazil.  However, except in the situations described below under the heading “— Taxation of Gains in Brazil”, the sale or other disposition of shares abroad would be subject to the provisions of Law no. 10,833.  Considering the general and unclear scope of such provisions and the lack of a final judicial ruling in respect thereof, we are unable to predict whether such understanding will ultimately prevail in of Brazil.

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

Taxation of Gains in Brazil

The deposit of shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15.0%, or 25.0% in the case of Tax-Haven residents, if the acquisition cost of the shares is lower than (a) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of  shares were sold in the 15 trading sessions immediately preceding such deposit.  In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to taxation.  Such taxation may not be applicable in case of non-Brazilian holders registered under Resolution no. 2,689 (other than Tax-Haven residents), who are currently not subject to income tax in such a transaction.

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

As a general rule, gains realized as a result of a disposition or sale transaction of a share are the positive difference between the amount realized on the sale or exchange and the share’s acquisition cost.  Under Brazilian law, income tax rules on such gains can vary depending on the domicile of the non-Brazilian holder, the type of registration of the investment by the non-Brazilian holder with the Central Bank and how the disposition is carried out, as described below.

Capital gains assessed on non-Brazilian holders on a disposition of shares carried out on the Brazilian stock exchange (which includes the organized over-the-counter market) are:

•       exempt from income tax when realized by a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution no. 2,689, and (2) is not a Tax Haven resident; or

•       subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a non-Brazilian holder that is not registered under the rules of Resolution no. 2,689, or is a Tax Haven resident.  In these cases, withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

Any other gains assessed on a disposition of our shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for a Tax Haven resident which, in this case, is subject to income tax at the rate of 25%.  Transactions conducted in the Brazilian over-the-counter market through a financial institution or other entity authorized by the Central Bank, but not through a system authorized by the Central Bank, are subject to withholding income tax of 0.005% of the sale value, which can be later offset with the eventual income tax due on the capital gain.

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

As a non-Brazilian holder of ADSs, you may cancel your ADSs and exchange them for shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

Tax on Foreign Exchange and Financial Transactions
Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  As from January 2008, the IOF/Exchange Tax rate applicable to almost all foreign currency exchange transactions is 0.38%, except for: (i) foreign exchange transactions for the inflow of funds related to investments by a non-Brazilian holder in the Brazilian financial and capital markets, in which case the rate is 2%; and (ii) payment of dividends and interest on shareholders’ equity related to the investment mentioned under item (i) above, in which case the rate is zero.

Upon the cancellation of ADSs, if an investor elects to hold preferred shares corresponding to such ADSs, pursuant to Resolution No. 3.845 of December 17, 2009, a simultaneous exchange transaction is required to be effected and such transaction will subject to IOF/Exchange at the rate of 0.38%.

Notwithstanding these rates currently in force, the President is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

Tax on Transactions Involving Bonds and Securities

Brazilian law imposes a Tax on Transactions involving Bonds and Securities, or IOF/Bonds Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.  The rate of IOF/Bonds Tax applicable to transactions involving common or preferred shares and common and preferred ADSs is currently zero, although the President is permitted to increase such rate at any time up to 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent there is a gain realized on the transaction and only on a prospective basis.  IOF/Bonds Tax is levied at a rate of 1.5% on the assignment of shares traded in the Brazilian stock market in connection with the issuance of ADSs.

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

As a general rule, until December 31, 2007, transactions carried out in Brazil that resulted in the transfer of funds from an account maintained with a Brazilian financial institution were subject to the Temporary Contribution on Financial Transactions, or CPMF Tax, at the rate of 0.38%.  However, as of January 1, 2008, the CPMF Tax is no longer in force and should not be levied on any debit to bank accounts carried after that date.

Certain Material United States Federal Income Tax Considerations

The following summarizes certain material U.S. federal income tax considerations applicable to the ownership and disposition of preferred shares or ADSs.  The discussion that follows is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or differing judicial interpretations.  We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein.  Consequently, the IRS may disagree with or challenge any of such tax consequences.

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

This summary assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  See the discussion under “— U.S. Holders — Passive Foreign Investment Company Rules” below.

U.S. Holders

As used herein, a U.S. Holder is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes: an individual who is a citizen or resident of the United States, a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

Receipt of Distributions

For U.S. federal income tax purposes, a U.S. Holder generally will recognize, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, dividend income on the receipt of distributions of cash or property on preferred shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on capital as described above under “— Brazilian Tax Considerations”) equal to the U.S. dollar value of such distributions on the date of actual or constructive receipt.  Distributions in excess of our current and accumulated earnings and profits will decrease (but not below zero) a U.S. Holder’s adjusted tax basis in the preferred shares, and any remaining amount of the distribution will be taxed as gain from the sale or exchange of the preferred shares.  Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be reported as dividend income for U.S. federal income tax purposes.

Under current law, dividends received before January 1, 2011 by non-corporate U.S. Holders on shares of certain foreign corporations will be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met.  However, because our preferred shares and ADSs are not listed, and we do not intend to list the preferred shares or ADSs, on an established securities market in the United States and there is no income tax treaty between Brazil and the United States, we currently do not expect that those conditions will be met with respect to our preferred shares or ADSs.  Thus, we do not expect that dividends we pay will qualify for such reduced rates.

Dividends paid on preferred shares will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders.

If we make distributions with respect to our preferred shares in a currency other than the U.S. dollar, for U.S. federal income tax purposes, the amount of the distribution will generally equal the fair market value in U.S. dollars of such foreign currency on the date of actual or constructive receipt.  A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt, and will generally recognize gain or loss when it sells or exchanges the foreign currency.  Such gain or loss will be taxable as ordinary income or loss from U.S. sources.  The amount of any property other than money that we distribute with respect to our preferred shares will equal its fair market value on the date of distribution.

Distributions to U.S. Holders that are treated as dividends for U.S. federal income tax purposes generally will be treated as income from sources outside the United States, and generally will be foreign source “passive” income for foreign tax credit purposes.  Subject to the requirements and limitations imposed by the Code and the Treasury Regulations thereunder, a U.S. Holder may elect to claim any Brazilian tax withheld or paid with respect to any dividends distributed on shares as a foreign tax credit against the U.S. federal income tax liability of the U.S. Holder.  In addition, subject to certain limitations, U.S. Holders who do not elect to claim the foreign tax credit may claim a deduction for any Brazilian tax withheld or paid with respect to shares.  Complex rules determine the availability of the foreign tax credit, and U.S. Holders should consult their tax advisors to determine whether and to what extent U.S. Holders may claim foreign tax credits.

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

Sale, Exchange or Other Taxable Disposition of Preferred Shares

Upon a sale, exchange or other taxable disposition of preferred shares, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the preferred shares so sold, exchanged or otherwise subject to disposition.  Any gain or loss recognized will generally be capital gain or loss, and the capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held or is treated as having held the preferred shares for more than one year at the time of such sale, exchange or other taxable disposition.  Long-term capital gains recognized by non-corporate U.S. Holders (including individuals) are currently subject to reduced rates of taxation.  The deductibility of capital losses is subject to limitations.

The gain or loss from the sale or other disposition of shares will generally be treated as income from sources within the United States for foreign tax credit purposes.  Consequently, in the case of a sale, exchange or other taxable disposition of preferred shares, a U.S. Holder may not be able to claim a foreign tax credit for Brazilian tax imposed on the gain unless it has other income from foreign sources against which it can appropriately apply the credit.  Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year.

Passive Foreign Investment Company Rules

Based upon current estimates of our gross income, gross assets and the nature of our business, we do not believe that we are, and we do not expect the preferred shares to be considered shares of, a PFIC for U.S. Federal income tax purposes for our current taxable year (although the determination cannot be made until the end of such taxable year), and we do not expect to be classified as a PFIC for the foreseeable future.  In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75.0% of such corporation’s gross income is passive income or at least 50.0% of the value of such corporation’s assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income.  The determination of whether the preferred shares constitute shares of a PFIC is a factual determination made annually and thus may be subject to change.  Subject to certain exceptions, once a U.S. Holder’s preferred shares are treated as shares in a PFIC, they remain shares in a PFIC.

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

A U.S. Holder that owns preferred shares during any year we are a PFIC must file IRS Form 8621.  In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime with respect to our shares.  A U.S. Holder may elect mark-to-market treatment for its preferred shares, provided that the preferred shares constitute “marketable stock” as defined in applicable U.S. Treasury Regulations.  A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of preferred shares in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value.  A U.S. Holder’s basis in preferred shares would increase or decrease by gain or loss taken into account under the mark-to-market regime.  A mark-to-market election is generally irrevocable.

The rules described in the second preceding paragraph can also be avoided by a U.S. Holder that elects to treat us as a “qualified electing fund”.  However, this option will not be available to U.S. Holders because we do not currently plan to provide U.S. Holders with information sufficient to permit U.S.  Holders to make such election.

Non-U.S. Holders

A Non-U.S. Holder is a holder of our preferred shares or ADSs who is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to preferred shares, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States).

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain recognized upon the sale, exchange or other taxable disposition of preferred shares unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States) or such Non-U.S. Shareholder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met.  If the first exception applies, the Non-U.S. Holder will be subject to U.S. federal income tax on the sale, exchange or other taxable disposition as if such Non-U.S. Holder were a U.S. Holder, as described above.  If the second exception applies, then the Non-U.S. Holder will generally be subject to U.S. federal income tax at a rate of 30.0% on the amount by which such Non-U.S. Holder’s U.S. source capital gains exceed such Non-U.S. Holder’s U.S. source capital losses.

In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends paid in respect of our shares to non-corporate U.S. Holders or the proceeds received on the sale, exchange or redemption of shares by non-corporate U.S. Holders, and such amounts may be subject to U.S. backup withholding (currently at a rate of 28.0%).  Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or comes within certain enumerated categories of persons and, when required, demonstrates this fact or (ii) furnishes a correct taxpayer identification number and makes certain other required certifications.  Generally, a U.S. Holder will provide such certifications on IRS Form W‑9 (Request for Taxpayer Identification Number and Certification) or other substitute form.  A U.S. Holder that is required to but does not furnish us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service.  Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding.  However, Non-U.S. Holders may be required to provide certification of their non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries.  Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

Item 11.       Quantitative and Qualitative Disclosures About Market Risk

Virtually none of our revenues or costs are exposed to foreign currency fluctuations since they are not directly or indirectly pegged to the U.S. dollar or any other foreign currency.  We have some exposure to foreign exchange risk as a portion of our capital expenditures is comprised of investments in technology equipment which, while not denominated in foreign currencies, are indirectly impacted by the changes in exchanges rates as they contain imported parts.  In 2009, approximately 43% of our capital expenditures included such equipment.

Interest rate risk arises from the possibility of the Company incurring losses derived from interest rate variations that increase the financial expenses related to financings.  We continuously monitor market interest rates with the purpose of evaluating the possible need to engage in transactions that seek to mitigate the risk of fluctuations in these rates.  If interest rates increased by 1.0%, the additional amount of annual interest expense would increase by R$2,051 thousand.

Item 12.       Description of Securities Other than Equity Securities

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Fees Paid by Our ADS Holders

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

Persons holding, depositing or withdrawing shares must pay	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary
$0.02 or less per ADS (or portion thereof)	Any cash distributions Other services performed by the Depositary in administering the ADRs

Fees and Payments from the Depositary to Us

In 2009, we did not receive any fees or payments from the Depositary.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

On October 17, 2007, we effected a reverse split of all shares representing our capital stock at the ratio of 20 shares for each share of the same type and, on January 15, 2010, we effected, a reverse stock split of all shares representing our capital stock at the ratio of one share for every fifty shares of the same type.  Simultaneously with the January 2010 reverse stock split, we effected a stock split at a ratio of 200 shares for one share of the same type.  See “Item 4. Information on the Company — History and Organizational Structure — Reverse Stock Split and Stock Split”.

Item 15.       Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS, as issued by the IASB.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures of our assets are made only in accordance with management and directors’ authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

Attestation Report of the Registered Public Accounting Firm

See report of Deloitte Touche Tohmatsu Auditores Independentes, an Independent Registered Public Accounting Firm, included under ‘‘Item 18. Financial Statements’’, on pages F-3 and F-4.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, our registered independent accounting firm, which opinion is stated in their report, included herein.

Changes in Internal Controls

There has been no change in our internal controls over financial reporting during the fiscal year ended December 31, 2009 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

We are not subject to any listing standards that require us to form an audit committee pursuant to the Sarbanes-Oxley Act or a board of auditors formed pursuant to local laws that could substantially discharge the duties of an audit committee formed pursuant to the Sarbanes-Oxley Act.  See “Item 6. Directors, Senior Management and Employees — Fiscal Council”.  As a result, we have not identified a member of our Board of Directors who would qualify as an audit committee financial expert.

Item 16B.    Code of Ethics

The Company has adopted a Code of Ethics that applies to its Directors, Officers, managers, controlling shareholders and members of the Fiscal Council in accordance with CVM rules satisfying the requirements of Brazilian Law.  A copy of this Code of Ethics is incorporated herein by reference to Exhibit 11.1 to our Registration Statement on Form 20‑F filed on August 10, 2005.  The Company’s Code of Ethics does not address all of the principles set forth by the SEC in Section 406 of the Sarbanes-Oxley Act.  However, it does contain many of the principles set forth in the SEC’s definition of a Code of Ethics, including standards that are (i) reasonably designed to promote full, fair, accurate and timely disclosure in reports and documents that we file with, or submit to, the SEC, and (ii) reasonably designed to deter certain wrongdoing, principally the prohibition against trading on inside information.  Since the adoption of its Code of Ethics, we have not granted any implicit or explicit waivers from any provision thereof to the officers described above.

Item 16C.    Principal Accountant Fees and Services

Fees for professional services provided by PricewaterhouseCoopers Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes, the Company’s former and current (respectively) independent registered public accounting firm, in 2008 and 2009, respectively, in each of the following categories are as follows:

	Total Fees
	2008	2009
	(in thousands of reais)
Audit Fees(1)	882(2)	863(3)
Total	882	863

__________________________

(1)   Audit Fees for the years ended December 31, 2008 and 2009 consist of fees billed for professional services rendered for the audits and reviews of the consolidated financial statements of the Company and other services normally provided in connection with statutory and regulatory filings.  The audit fees include expenses related to compliance with the Sarbanes-Oxley Act.

(2)   Fees paid to PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm for the year ended December 31, 2008.

(3)   Fees paid to Deloitte Touche Tohmatsu Auditores Independentes, our independent registered public accounting firm for the year ended December 31, 2009.

Pre-approval of Policies and Procedures

Our Board of Directors is currently responsible for the oversight of our independent auditor’s work.  Our Board of Directors’ policy is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu.  These services may include audit services, audit-related services, tax services and other services, as described above.  In such an event, the Board of Directors sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services.  The Board of Directors has designated its chairman, currently Mr. Fernando Antônio Pimentel Melo, to issue such pre-approval in certain circumstances.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased(1)		Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Programs(1)		Maximum Number of Shares That May Yet Be Purchased Under the Programs(1)
Periods in 2009(2)	Preferred	Common	Preferred	Common	Preferred	Common	Preferred	Common
January 1 to 31	—	—	—	—	—	—	—	—
February 1 to 28	—	—	—	—	—	—	—	—
March 1 to 31	—	—	—	—	—	—	—	—
April 1 to 30	—	—	—	—	—	—	—	—
May 1 to 31	—	—	—	—	—	—	—	—
June 1 to 30	—	—	—	—	—	—	—	—
July 1 to 31	—	—	—	—	—	—	—	—
August 1 to 31st	—	—	—	—	—	—	—	—
Sept. 1 to 30	—	—	—	—	—	—	—	—
October 1 to 31	—	—	—	—	—	—	1,945,000	699,800
Nov. 1 to 30	—	800	—	R$21.25	—	800	1,945,000	699,000
December 1 to 31	—	12,000	—	R$24.71	—	12,000	1,945,000	687,000
Total	—	12,800	—	R$24.49	—	12,800	1,945,000	687,000

__________________________

(1)   Number of shares has been adjusted to reflect the reverse stock split in November 2007 and the reverse stock split and simultaneous stock split in January 2010. See “Item 4. Information on the Company — History and Organizational Structure — Reverse Stock Split and Stock Split”.

(2)   All shares acquired pursuant to the fifth share buyback program for the acquisition of a maximum of 699,800 of our common shares and 1,945,000 of our preferred shares, approved at our Board of Directors’ meeting held on October 27, 2009.

	Total Number of Shares Purchased(1)		Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Programs(1)		Maximum Number of Shares That May Yet Be Purchased Under the Programs(1)
Periods in 2010(2)	Preferred	Common	Preferred	Common	Preferred	Common	Preferred	Common
January 1 to 31	—	—	—	—	—	—	—	—
February 1 to 28	—	84,400	—	R$28.91	—	84,400	1,945,000	602,600
March 1 to 31	—	131,500	—	R$29.44	—	131,500	1,945,000	471,100
April 1 to 30	—	—	—	—	—	—	—	—
May 1 to 31	—	15,500	—	R$26.53	—	15,500	1,945,000	455,600
Total	—	231,400	—	R$29.05	—		1,945,000	455,600

__________________________

(1)   Number of shares has been adjusted to reflect the reverse stock split in November 2007 and the reverse stock split and simultaneous stock split in January 2010. See “Item 4. Information on the Company — History and Organizational Structure — Reverse Stock Split and Stock Split”.

(2)   All shares acquired pursuant to the fifth share buyback program for the acquisition of a maximum of 699,800 of our common shares and 1,945,000 of our preferred shares, approved at our Board of Directors’ meeting held on October 27, 2009.

Item 16F.    Change in Registrant’s Certifying Accountant

Previous Independent Registered Public Accounting Firm

On April 16, 2009, Contax S.A. dismissed PricewaterhouseCoopers Auditores Independentes as its independent registered public accounting firm.  Contax S.A.’s Board of Directors participated in and approved the decision to dismiss PricewaterhouseCoopers Auditores Independentes as the Company’s independent registered public accounting firm.

The reports of PricewaterhouseCoopers Auditores Independentes on the financial statements prepared in accordance with IFRS for the years ended December 31, 2008 and 2007 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2008 and 2007 and through April 16, 2009, there were no disagreements with PricewaterhouseCoopers Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers Auditores Independentes, would have caused them to make reference thereto in their reports on the financial statements for such years.

During the years ended December 31, 2008 and 2007 and through April 16, 2009 there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

PricewaterhouseCoopers Auditores Independentes has furnished a letter addressed to the SEC, dated June 28, 2010, agreeing with the above statements. See copy of such letter in “Item 19. Exhibits”.

New Independent Registered Public Accounting Firm

As of April 16, 2009, Contax S.A. engaged Deloitte Touche Tohmatsu Auditores Independentes as its new independent registered public accounting firm.  During the two most recent fiscal years and through April 16, 2009, Contax S.A. did not consult with Deloitte Touche Tohmatsu Auditores Independentes regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Contax S.A.’s financial statements, and neither a written report was provided to Contax S.A. nor was oral advice provided that Deloitte Touche Tohmatsu Auditores Independentes concluded was an important factor considered by Contax S.A. in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to such Item, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Item 16G.   Corporate Governance

Not applicable.

PART III

Item 17.       Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.       Financial Statements

See pages F-1 through F-60.

Item 19.       Exhibits

No.	Description
1.1	By-laws of Contax Holding as amended as of November 13, 2009. (Filed herewith)
2.1

Deposit Agreement, dated as of August 12, 2005, among Contax Holding, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2006).

4.1

Services Agreement, dated November 30, 2004, among Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005).

4.2

First Amendment, dated December 29, 2004, to the Services Agreement among Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. dated November 30, 2004. (Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed on June 29, 2006).

4.3

Second Amendment, dated October 18, 2005, to the Services Agreement among Telemar Norte Leste S.A., TNL PCS S.A. and TNL Contax S.A. dated November 30, 2004. (Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed on June 29, 2006).

4.4

Third Amendment, dated May 1, 2007, to the Services Agreement among Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. dated November 30, 2004. (Incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed on June 29, 2007).

4.5

Fourth Amendment, dated April 28, 2008, to the Services Agreement among Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. dated November 30, 2004. (Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed on June 30, 2009).

4.6

Fifth Amendment, dated September 4, 2008, to the Services Agreement among Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. dated November 30, 2004. (Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed June 30, 2009).

4.7	Sixth Amendment, dated August 1, 2009, to the Services Agreement among Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. (Filed herewith)
4.8	Seventh Amendment, dated October 30, 2009, to the Services Agreement among Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. (Filed herewith)
4.9

Contact Center Services Agreement, dated April 1, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005).

4.10

Amendment, dated May 28, 2004, to the Contact Center Services Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005).

4.11

Amendment, dated September 27, 2004, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005).

4.11

Amendment, dated September 27, 2004, to Temporary Service Agreement and Other Matters between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005).

4.12

Amendment, dated October 1, 2004, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on June 29, 2007).

4.13

Amendment, dated April 1, 2005, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on June 29, 2007).

4.14

Amendment, dated May 10, 2006, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed on June 29, 2007).

4.15

Amendment, dated December 29, 2006, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed on June 29, 2007).

4.16

Amendment, dated September 11, 2007, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on June 30, 2009).

4.17

Amendment, dated January 8, 2008, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on June 30, 2009).

4.18

Amendment, dated April 25, 2008, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on June 30, 2009).

4.19	Amendment, dated April 1, 2009, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Filed herewith)
4.20	Amendment, dated June 29, 2009, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Filed herewith)
4.21	Amendment, dated December 18, 2009, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais Ltda. and TNL Contax S.A. (Filed herewith)
8.1	List of Subsidiaries. (Filed herewith)
11.1	Code of Ethics of Contax Holding. (Incorporated by reference to Exhibit 11.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005).
12.1	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)
12.2	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)
13.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith)
16.1	Letter from PricewaterhouseCoopers Auditores Independentes with respect to change of auditors. (Filed herewith)

SIGNATURES

Contax Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                                                                                CONTAX PARTICIPAÇÕES S.A.

                                                                                                                By: /s/ Francis James Leahy Meaney

                                                                                                                Name: Francis James Leahy Meaney

                                                                                                                Title:  Chief Executive Officer

                                                                                                                Dated: June 28, 2010

Contax Participações S.A.
Consolidated Financial Statements as of December 31, 2009, 2008 and 2007 and
Reports of Independent Registered Public Accounting Firms

8

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Contax Participações S.A. and its subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs), and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial and Investor Relations Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

Based on our assessment, we have concluded that our internal control over financial reporting was effective at December 31, 2009.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued its report on the effectiveness of the Company’s internal control over financial reporting, included herein.

Rio de Janeiro, June 28, 2010

/s/ Francis James Leahy Meaney	/s/ Michel Neves Sarkis
Francis James Leahy Meaney	Michel Neves Sarkis
Chief Executive Officer	Chief Financial and Investor Relations Officer
June 28, 2010	June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Contax Participações S.A.
Rio de Janeiro - RJ

We have audited the internal control over financial reporting of Contax Participações S.A. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRSs), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009, of the Company and our report dated June 28, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of

Contax Participações S.A.

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheets of Contax Participações S.A. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Contax Participações S.A. and subsidiaries as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 28, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Contax Participações S.A.

In our opinion, the consolidated balance sheet as of December 31, 2008 and the related consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements for each of two years in the period ended December 31, 2008 present fairly, in all material respects, the financial position of Contax Participações S.A. and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

June 30, 2009 (except with respect to our opinion on the consolidated financial statements insofar as they relate to the retrospective adjustment on the share amounts and earnings per share for the stock split approved on October 27, 2009, for which the date is June 28, 2010)

Contax Participações S.A.

Consolidated Balance Sheets as of December 31, 2009 and 2008

In thousand of Brazilian reais

Assets	Notes	2009	2008	Equity and liabilities	Notes	2009	2008

Non-current assets				Capital and reserves
Property, plant and equipment	13	352,473	307,700	Issued capital	17	223,873	223,873
Intangible assets	14	80,446	84,467	Reserves	18	129,470	136,383
Judicial deposits	22	53,382	35,338	Treasury shares	19	(10,686)	(49,848)
Recoverable taxes	11.2	8,578	7,269	Retained earnings	20	59,403	8,569
Deferred tax assets	11.3	28,773	32,430
Financial Investments	28	26,590		Equity attributable to owners of the Company		402,060	318,977
Other assets		12,769	18,652	Non-controlling interests		1,446	2,079
Total non-current assets		563,011	485,856	Total equity		403,506	321,056
Current assets				Non-current liabilities
Trade and other receivables	16	128,486	102,134	Borrowings	21	149,521	203,750
Recoverable taxes	11.2	3,673	1,944	Taxes payable	11.2	944	1,787
Other receivables		18,650	8,573	Obligations under finance leases	23	3,899	9,884
Cash and cash equivalents	28	357,853	355,928	Provision for contingencies	22	59,921	64,151
				Other liabilities			94
Total current assets		508,662	468,579
				Total non-current liabilities		214,285	279,666

				Current liabilities
				Trade and other payables		77,033	76,847
				Borrowings	21	55,070	14,219
				Payroll and related charges	24	197,818	181,924
				Obligations under finance leases	23	10,118	16,086
				Taxes payable	11.2	33,477	22,272
				Dividends and interest on capital payable	20	32,787	23,311
				Amounts payable to shareholders for reverse
				split of shares	17(i)	16,331	16,850
				Other liabilities		31,248	2,204
				Total current liabilities		453,882	353,713
				Total liabilities		668,167	633,379
Total assets		1,071,673	954,435	Total equity and liabilities		1,071,673	954,435

Contax Participações S.A.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais, except earnings per share

	Notes	2009	2008	2007

Revenue (*)	5	2,161,019	1,774,728	1,365,815
Cost of services	7	(1,760,164)	(1,507,603)	(1,174,106)
Gross profit		400,855	267,125	191,709
Finance Income	9	24,531	32,547	16,647
Selling	7	(27,709)	(28,488)	(23,986)
General and administrative expenses	7	(130,715)	(84,967)	(57,857)
Management fees	7 / 27.2	(7,879)	(6,317)	(4,912)
Finance costs	10	(39,922)	(32,597)	(20,193)
Other operating income (expenses), net	8	(13,440)	(18,626)	(15,579)
Profit before tax		205,721	128,677	85,829

Income tax and social contribution expenses	11.1	(74,664)	(45,848)	(28,087)
Total comprehensive income for the year		131,057	82,829	57,742
Total comprehensive income for the year attributable
to:
Non-controlling interest		(634)	3	-
Owners of the Company		131,691	82,826	57,742

Earnings per share
Basic
Common shares (cents per share)	12.1	2.23	1.39	0.92
Preferred shares (cents per share)	12.1	2.23	1.31	0.85

Diluted
Common shares (cents per share)	12.2	2.19	1.39	0.88
Preferred shares (cents per share)	12.2	2.23	1.31	0.85

(*) Revenues are presented net of sales taxes, returns, allowances and discounts.

The accompanying notes are an integral part of these consolidated financial statements.

Contax Participações S.A.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

				Profit reserves

			Capital
		Share	reserve on share			Unrealized	Treasury	Retained		Non-controlling
	Notes	capital	subscripiton	Legal	Statutory	reserve	shares	earnings	Total	interests	Total
Balance at January 1, 2007		223,873	9,386	8,146	110,711	17,219	(780)	2,967	371,522	-	371,522

Profit for the year		-	-	-	-	-	-	57,742	57,742	-	57,742
Acquisition of own shares		-	-	-	-	-	(119,317)	-	(119,317)	-	(119,317)
Cancelation of own shares		-	-	-	(108,580)	-	108,580	-	-	-	-
Sale of treasury shares		-	(132)	-	-	-	604	-	472	-	472
Allocation of the net income for the year:
Legal reserve		-	-	2,699	-	-	-	(2,699)	-	-	-
Statutory reserve		-	-	-	38,464	-	-	(38,464)	-	-	-
Unrealized profit reserve		-	-	-	-	12,044	-	(12,044)	-	-	-
Payment of dividends (R$0.85 per thousand shares)		-	-	-	-	(12,637)	-	(777)	(13,414)	-	(13,414)
Balance at December 31, 2007		223,873	9,254	10,845	40,595	16,626	(10,913)	6,725	297,005	-	297,005

Acquisition of own shares	19	-	-	-	-	-	(38,935)	-	(38,935)	-	(38,935)
Dividends lapsed	18.1	-	28	-	-	-	-	-	28	-	28
Profit for the year		-	-	-	-	-	-	82,826	82,826	3	82,829
Allocation of the net income for the year:
Legal reserve	18.2	-	-	4,620	-	-	-	(4,620)	-	-	-
Statutory reserve	18.3	-	-	-	54,415	-	-	(54,415)	-	-	-
Dividends proposed (R$0.85 per thousand shares)	20	-	-	-	-	-	-	(21,947)	(21,947)	-	(21,947)
Non-controlling interests		-	-	-	-	-	-	-	-	2,076	2,076
Balance at December 31, 2008		223,873	9,282	15,465	95,010	16,626	(49,848)	8,569	318,977	2,079	321,056
Acquisition of own shares	19	-	-	-	-	-	(314)	-	(314)	-	(314)
Cancelation of own shares		-	-	-	(39,476)	-	39,476	-	-	-	-
Dividends lapsed	18.1	-	29	-	-	-	-	-	29	-	29
Profit for the year		-	-	-	-	-	-	131,691	131,691	(634)	131,057
Stock option plan		-	10,328	-	-	-	-	-	10,328	-	10,328
Allocation of the net income for the year:
Legal reserve	18.2	-	-	6,442	-	-	-	(6,442)	-	-	-
Statutory reserve	18.3	-	-	-	32,390	-	-	(32,390)	-	-	-
Payment of dividends (R$0.85 per thousand shares)		-	-	-	-	(16,626)	-	(11,428)	(28,054)	-	(28,054)
Dividends proposed (R$1.52 per thousand shares)	20	-	-	-	-	-	-	(30,597)	(30,597)	-	(30,597)
Balance at December 31, 2009		223,873	19,639	21,907	87,924	-	(10,686)	59,403	402,060	1,445	403,505

The accompanying notes are an integral part of these consolidated financial statements.

Contax Participações S.A.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

	Year ended	Year ended	Year ended
	12/31/2009	12/31/2008	12/31/2007

CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	131,691	82,829	57,742
Adjustments to reconcile net income:
Depreciation and amortization of non-current assets	116,411	118,043	100,610
Provision for doubtful accounts			4,021
Deferred income tax and social contribution	3,666	(5,002)	3,637
Impairment of goodwill		1,788
Contingencies and other provisions	1,874	16,401	14,097
Loss (gain) on disposal of permanent assets	1,710	123	(67)
Monetary variation gain	(1,890)	(277)	(367)
Cost of stock option plan	9,995	129	204
Interest expenses on financial debt	31,015	22,295	7,568
Non-controlling interest	(634)	3
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(26,351)	(17,271)	(35,016)
(Increase) decrease in recoverable taxes	(2,720)	(2,654)	3,195
(Increase) in other assets	(10,076)	(8,588)	(1,115)
Increase in payroll and related accruals	15,894	38,576	30,967
Increase in trade and other payables	186	4,381	24,705
Increase (decrease) in payable taxes	10,362	7,505	(1,512)
Increase in other liabilities	28,783	16,600	1,273
Interest paid	(31,130)	(20,105)	(6,766)

Net cash provided by operating activities	278,786	254,776	203,176

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property, plant and equipment	27	130	99
Payments for property, plant and equipment and intangible assets	(158,901)	(167,930)	(133,418)
Judicial deposits	(16,487)	(17,550)	(9,502)
Long-term financial investment	(26,590)
Net cash used in investing activities	(201,951)	(185,350)	(142,821)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of capital lease	(11,674)	(18,218)	(21,027)
Receipts from short-term borrowings		13,041	-
Receipts from long-term borrowings		103,690	100,060
Payments of long-term borrowings	(13,542)
Payment of dividends	(49,380)	(13,386)	(11,532)
Payments for buyback of shares	(314)	(38,935)	(119,317)
Proceeds from sale of treasury stock			472
Net cash used in financing activities	(74,910)	46,192	(51,344)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,925	115,618	9,011

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	355,928	240,310	231,299

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	357,853	355,928	240,310

	1,925	115,618	9,011

ADDITIONAL INFORMATION:
Income and social contribution paid	66,194	45,792	25,784

The accompanying notes are an integral part of these consolidated financial statements.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

1          General information

Contax Participações S.A. (the “Company”), established on July 31, 2000, is a publicly-held company, listed in Brazil (São Paulo Stock Exchange - BOVESPA) whose registered corporate purpose of which is to hold interests in other commercial enterprises and civil entities as a partner, shareholder or quotaholder in Brazil or abroad. It is incorporated and domiciled in Rio de Janeiro, Brazil, and the address of its registered office is at Rua do Passeio, 48 to 56 (part).

The Company has (i) as wholly-owned subsidiaries, Contax S.A. (“Contax”), a contact center service provider and BRC – XVI Empreendimentos Imobiliários Ltda. (“BRC”), a signatory to and beneficiary of the Tax Benefit Concession Term No. 10/2008, entered into with the Municipality of São Paulo and its Council for the Selective Incentives Program for the region next to the Luz Station, (ii) as indirect subsidiary, TODO BPO e Soluções em Tecnologia S.A. (“TODO”), an information technology company. The Company and its subsidiaries are together referred to herein as the “Group” or “we”.

1.1       Contax S.A.

Contax was established on December 11, 2002, after changing the corporate name of the extinguished TNext S.A. (“TNext”), a company established in August 1998. Contax, is a privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

At Contax's Extraordinary General Meeting held on October 27, 2009 it was approved to change its corporate name from TNL Contax S.A. to Contax S.A.. Due to this change, Contax’s Bylaws was amended.

1.2       TODO BPO e Soluções em Tecnologia S.A.

TODO was established in September 2008 to effect the acquisition of the total capital of Colabora BPO e Soluções em Tecnologia S.A., for a consideration of R$ 2,094 thousand. In October 2008 the Company further increased its investment in TODO by R$ 8 million and merged the acquired company with TODO (Note 15). TODO is a privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the management of full or partial value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

1.3       BRC – XVI Empreendimentos Imobiliários Ltda.

BRC’s acquisition aimed at developing and implementing separately the real estate project included in the Selective Incentives Program for the region next to the Luz Station (“Nova Luz Program”) in the center of the City of São Paulo.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

2          Revised or amended standards and interpretations not effective and not early adopted

At the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Group the following Interpretations were in issue but not yet effective:

Standards and Interpretations that may be relevant to the Group’s operations:

•       IFRS 3 (revised), Business combination - (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (Revised) prospectively to all business combinations from January 1, 2010.

•       IAS 27 (revised), Consolidated and separate financial statements’ (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. The Group will apply IAS 27 (Revised) prospectively to transactions with non-controlling interests from January 1, 2010.

•       IFRS 5 (Amendment), ‘Non-current assets held-for-sale and discontinued operations’ (and consequential amendment to IFRS 1, ‘First-time adoption’) (effective from July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. Relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS 1 states that these amendments are applied prospectively from the date of transition to IFRSs. The Group will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from January 1, 2010.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

3          Significant accounting policies

3.1       Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

3.2       Basis of presentation

The consolidated financial statements of the Group are presented in thousands of Brazilian reais (R$) and have been prepared on the historical cost basis except for the revaluation of certain financial instruments. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

3.3       Basis of consolidation

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

(b)       Non-controlling interests

The Group applies a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Disposals of non-controlling interests result in gains and losses for the Group and are recorded in the income statement.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

3.4       Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for services rendered in the normal course of the Group’s activities. Revenue is presented net of sales taxes, returns, allowances, discounts and after eliminating sales within the group.

The Group recognizes revenue when (i) the amount of revenue can be reliably measured, (ii) it is probable that future economic benefits will flow to the entity and (iii) specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group renders services of telemarketing, contact center and credit recovery services to other companies. These services are provided on a speaking time, workstation position or performance basis or as a fixed-price contract.

Revenue from speaking time service contracts is measured on the basis of hours delivered whereas workstation position service contracts’ revenue is measured based on the number of workstation positions that were used by the client.

Revenue from performance targets (i.e. credit recovery services) are recognized based on the fee percentage agreed with the client over the recovered credits and the client’s confirmation of such recovered credits.

If circumstances arise that may change the original estimates of revenues, costs or extent of progress toward completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in income in the period in which the circumstances that give rise to the revision become known by management.

3.5       Leasing

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

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

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

3.6       Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group entity are expressed in Brazilian reais (R$), which is the functional currency of the Group and the presentation currency for the consolidated financial statements.

3.7       Share-based payments

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

3.8       Taxation

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

3.8.1    Current tax

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

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

3.8.2    Deferred tax

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

3.9       Property, plant and equipment

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

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

3.10     Intangible assets

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

3.11     Impairment of tangible and intangible assets (excluding goodwill)

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

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

3.12     Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made for the amount of the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

3.13     Financial assets

3.13.1  Classification

The Group classifies its financial assets in the loans and receivables category or as long-term investments depending on the maturity and nature. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade and other receivables’ in the balance sheet.

3.13.2  Recognition and measurement

Loans and receivables are carried at amortized cost using the effective interest method. The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

3.14     Financial liabilities and equity instruments issued by the Group

3.14.1  Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

3.14.2  Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit & loss or other financial liabilities recorded at amortized cost.

3.14.3  Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

3.15     Costs and expenses

The operating costs and expenses are recorded on an accrual basis and pertain mainly to personnel expenses.

3.16     Finance income and costs

Finance income and finance costs pertain mainly to interest and inflation adjustments resulting from financial investments loan contracts and leasing contracts, all recorded on an accrual basis.

3.17     Cash and cash equivalents

Comprised of cash balances, bank deposits in cash and financial investments, whose redemption term is up to 90 days from the investment date. These financial investments are stated at cost, plus profit earned up to the year end closing date and their maturity dates are less than 90 days, short term, which are subject to an insignificant risk of change in their value.

3.18     Trade receivables and allowance for doubtful accounts

Trade receivables are recognized initially at fair value which generally represents invoiced amounts and subsequently at outstanding amounts less provision for impairment. An allowance for doubtful accounts is established when there is objective evidence, in addition to whatever guarantees may have been provided by the client, that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses”. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against “Selling, general and administrative expenses” in the income statement.

3.19     Judicial deposits

The Group questions, in some situations, the legality and/or applicability of certain liabilities and/or lawsuits filed against the Group. Pursuant to these questionings, following the court orders or management’s strategy, amounts may be deposited in specific bank accounts under the Group’s name. Such deposits do not settle the disputed amounts, but entitle the Group to carry the questioning processess. In these situations, although the deposits are still assets of the Group which are inflation adjusted, the amounts are only released upon receipt of a favourable ultimate unappealeble court decision. Judicial deposits are considered to be investing activities for cash flow statement purposes.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

3.20     Borrowings

Borrowings are recognized initially at fair value, net of transaction costs. Subsequently, borrowings are accounted for at amortized cost, with interest recognized in income over the borrowing period using the effective interest rate method (Note 21).

3.21     Payroll and related charges

The amounts relate to vacation payable to employees and are recognized on a monthly basis in proportion to the twelve month acquisition period thereof.

The subsidiary Contax has a profit sharing program, for all of its employees, pursuant to an agreement entered into with FITTEL - Interstate Federation of Employees of Telecommunications Companies.   This profit sharing program, in which all the employees take part, is based on increasing operating gains and individual performance and the amounts recognized are based on the achievement of such performance targets.

3.22     Trade payables

Trade payables are initially recognized at fair value which generally represents invoiced amounts.

3.23     Dividends distribution

Dividends distribution to the Company’s shareholders is recognized as a liability in the period in which the dividends are approved by the Company’s shareholders.

3.24     Share buy-back

When the Company buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

4          Critical Accounting Policies and Estimates

In preparing the Group’s financial statements, the Group has relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. "Critical accounting policies" are those that are important to the portrayal of our financial condition and results and require management's most difficult, subjective or complex judgments, estimates and assumptions.

The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain. These estimates, including but not limited to the provisions for accounts receivable and contingent liabilities, may differ from the actual value of such assets or liabilities. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•           revenue recognition;

•           depreciation of property and equipment;

•           payroll and related accruals;

•           provision for contingencies;

•           deferred and recoverable income tax and social contribution; and

•           share-based payments.

4.1       Revenue Recognition

The Group recognizes revenues on an accrual basis at the time services are rendered, except with respect to certain performance-based services, for which revenues are recognized upon their measurement and acceptance by our client. Most service contract revenues are calculated based on indicators such as quantity of workstations and speaking time and on performance targets. Revenues are calculated based on information available in our IT systems that relate to the volume of data services rendered to each client. Revenues related to performance-based services are calculated based on data available in Group’s clients’ IT systems. In addition, the Group usually allocates operation managers to review, reconcile and discuss such indicators with clients.  Some revenue adjustments are recorded after discussions with such clients.

4.2       Depreciation of Property and Equipment

The Group depreciates property and equipment using the straight-line method at rates compatible with the useful lives of the underlying assets. In 2007, the useful lives of IT equipment and Furniture and fixtures were reviewed due to the reduction of the estimated economic useful life of assets acquired before December 31, 2006.  The evaluation and determination of the new economic useful life of these assets was performed in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this activity.  Given the complex nature of the Group’s telecommunications and IT systems, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and practices in the Group’s business sector, which could cause early obsolescence of such systems.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

4.3       Payroll and Related Accruals

Payroll and related accruals are the most significant costs of the Group’s operations and are calculated and recorded on an accrual basis by the payroll system. Payroll and related accruals include wages and salaries, paid vacation, Christmas bonus (décimo terceiro salário, or thirteenth salary), social security charges, executive profit sharing plan and employees’ payroll tax withholdings, most of which are defined by Brazilian labor law.

For paid vacation provisions, each employee is entitled to a 30-day calendar paid annual vacation, corresponding to 133.3% of a monthly salary. The Group records a monthly provision for paid vacations, until such benefit is paid (when employees effectively take their vacations).  For the thirteenth salary payment provision, we record a monthly provision equal to 1/12 of each employee’s monthly salary until such benefit is paid.  Fringe benefits, such as paid transportation and meal vouchers, are recognized as expenses on a monthly basis when provided to employees.

Management’s executive profit sharing plan is performance-based, based on the achievement of several of our financial and quality targets, as well as individual employees’ targets, determined on an annual basis.  This provision is recorded on a monthly basis and is recalculated at year-end based on our best estimate of targets attained, as set in the annual budget process, but the actual total amount is only final after being reviewed and approved by the Board of Directors.

4.4       Provision for contingencies

The preparation of the consolidated financial statements requires management to make estimates and assumptions regarding contingencies that affect our overall financial condition or relate to the changes in the actual value of liabilities at the date of the consolidated financial statements and accounting for the expenses arising during the reported period. Such contingencies include those related to the legal proceedings discussed in Note 22 to our consolidated financial statements.

Provisions for contingencies are recognized for the amounts of probable losses determined by management based on legal advice from in-house and external legal counsel regarding the outstanding contingent matters. Management continuously evaluates the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact our estimates, which in turn could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provisions for contingencies are adequate, there can be no assurance that these factors will not change in the future.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

4.5       Deferred and recoverable income tax and social contribution

The Group records deferred tax assets arising from temporary differences between the accounting bases of assets and liabilities and their tax bases. Deferred tax assets are recognized to the extent the Group expects to generate sufficient future taxable profit based on projections and forecasts prepared by the Group’s management. These projections and forecasts include several assumptions related to the performance of the Group, exchange rates, service volumes, tax rates and other factors that could differ from current estimates.

There is no time limit for the use of tax losses carryforwards according to current Brazilian tax regulations. However, accumulated tax losses may be offset up to 30.0% of the annual taxable profit.

4.6       Share-based payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

5          Revenue

5.1       Information about major customers

Included in revenues are R$ 1,086,517 thousand (2008 - R$ 906,917 thousand and 2007 - R$ 692,074 thousand) relating to the Group’s largest customer, representing approximately 50% of total revenue (2008 – 51% and 2007 – 51%).

6          Segment information

The Group has determined that its operations have only one operating segment: providing tele-assistance services in general. The Group operates in one geographical area.

7          Cost of services rendered and operating expenses

				2009

	Cost of services		General and
	rendered	Selling	administrative	Total

Personnel (i)	1,315,520	11,161	63,693	1,390,374
Share-based payment (ii)			9,995	9,995
Third-party services (iii)	241,304	5,824	40,076	287,204
Depreciation (iv)	98,786	9	17,616	116,411
Rental and insurance (v)	91,981	3	5,915	97,899
Marketing, sponsorship and donation		10,669	832	11,501
Other inputs	12,573	43	467	13,083
	1,760,164	27,709	138,594	1,926,467

				2008

	Cost of services		General and
	rendered	Selling	administrative	Total

Personnel (i)	1,110,073	9,121	46,669	1,165,863
Share-based payment (ii)			129	129
Third-party services (iii)	207,667	3,245	28,750	239,662
Depreciation (iv)	105,302	9	12,731	118,042
Rental and insurance (v)	72,820	3	1,912	74,735
Marketing, sponsorship and donation		16,027	720	16,747
Other inputs	11,741	83	373	12,197
	1,507,603	28,488	91,284	1,627,375

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

				2007

	Cost of services		General and
	rendered	Selling	administrative	Total

Personnel (i)	863,257	11,148	31,470	905,875
Share-based payment (ii)			204	204
Third-party services (iii)	158,276	2,036	21,920	182,232
Provision for impairment of trade accounts		4,033		4,033
receivable
Depreciation (iv)	93,630	38	6,972	100,640
Rental and insurance (v)	49,423	5	1,431	50,859
Marketing, sponsorship and donation		6,618	553	7,171
Other inputs	9,520	107	220	9,847
	1,174,106	23,985	62,770	1,260,861

(i)           Cost with personnel has increased due to the growth of the business volume and to salary increases provided for in Collective Bargaining Agreements and to benefits contractual adjustments. The Company provisioned for its 2009 profit sharing program, the amount of R$ 25,946 thousand  (R$22,544 thousand in 2008 and R$ 15,483 thousand in 2007), of which R$ 6,506 thousand was paid in advance, due to the fact that negotiations about said program have not been concluded with the Trade Union. The management carried out the provision taking into account its best estimate to conclude the negotiations, verifying the background of previous negotiations, technical analysis and the current status of this negotiation.

(ii)         Cost of share-based payment grew mainly due to booking of certain changes as discussed in Note 26.

(iii)   The third-party services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance, data processing, while the third-party services considered as selling, general and administrative expenses refer to expenses with consulting services, traveling, and legal advice, among others.

(iv)    Refers to depreciation and amortization expenses of property, plant and equipment and intangible assets acquired through financial leasing agreements which were classified as fixed assets pursuant to IAS 17 Leases - and have been depreciated on a straight-line basis based on the asset’s expected useful life (Notes 13 and 23).

(v)     Represents principally expenses with property rental and contact center operating infrastructure.

8          Other Operating Income (Expenses), Net

	2009	2008	2007

Other Operating Income
Reversals of provision for contingencies (Note 22)	15,123	4,186	14,675
Penalty over overdue accounts	40	537	-
Recovered expenses	169	814	318
	15,332	5,537	14,993

Other Operating Expenses
Provision for contingencies (Note 22)	(21,035)	(17,425)	(24,783)
Municipal Real Estate Tax - IPTU	(3,375)	(2,402)	(2,108)
Other	(4,362)	(4,336)	(3,681)
	(28,772)	(24,163)	(30,572)
	(13,440)	(18,626)	(15,579)

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

9          Finance Income

	2009	2008	2007

Interest revenue:
Bank deposits (i)	22,330	30,345	15,681
Interest and inflation restatement on escrow deposits	2,096	1,599	492
Other	105	603	474
	24,531	32,547	16,647

(i)    Finance income with bank deposits was up due to dividends received from the subsidiary Contax in April 2009.

10        Finance Costs

	2009	2008	2007

Interest and inflation restatement on other liabilities	(288)	(92)	(87)
Temporary contribution on financial transactions - CPMF	-	-	(6,903)
Interest and inflation restatement of contingencies	(5,890)	(7,274)	(4,683)
Interest on BNDES financing (Note 21)	(17,234)	(14,738)	(1,932)
Interest on obligations under finance leases	(13,780)	(7,123)	(5,194)
Letter of guarantee commission (i)	(1,378)	(1,782)	(317)
Other financial expenses (ii)	(1,352)	(1,588)	(1,077)
	(39,922)	(32,597)	(20,193)

(i)            Cost mainly related to letters of guarantee from first-tier financial institutions given as collateral of Brazilian Development Bank - BNDES loans (Note 21).

(ii)            Basically refer to financial discounts granted to customers and taxes on foreign operations.

11        Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period end are computed at the rates to be in force in the subsequent years and the current tax balances at each period end include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented a composite statutory rate of 34%, for 2007, 2008 and 2009.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

11.1     Income tax recognized in profit or loss

	2009	2008	2007

Current:
Income tax	(51,430)	(37,221)	(17,613)
Social Contribution	(19,568)	(14,149)	(6,837)
	(70,998)	(51,370)	(24,450)
Deferred:
Income tax on temporary additions	(2,611)	11,121	5,315
Social contribution on temporary additions	(940)	4,004	1,914
Income tax on tax losses	(85)	(7,053)	(7,989)
Social contribution on negative base (tax loss)	(30)	(2,550)	(2,877)
Total tax expense	(3,666)	5,522	(3,637)
	(74,664)	(45,848)	(28,087)

The expense for the year can be reconciled to the accounting profit as follows:

	2009	2008	2007

Profit before tax	205,721	128,677	85,829
Income tax expense calculated at 34%	(69,945)	(43,750)	(29,182)
Tax effects on permanent income (losses) (i)	(5,492)	(4,143)	(956)
Others	773	2,045	2,051
Income tax expense recognized in profit or loss	(74,664)	(45,848)	(28,087)
Effective income tax and social contribution rate	36.29%	35.63%	32.72%

(i)      This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

The tax rate used for the 2009, 2008 and 2007 reconciliations above is the corporate tax rate of 34% payable by corporate entities in Brazil on taxable profits under tax law in that jurisdiction.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

11.2     Tax assets and liabilities

	Current		Non-current

	2009	2008	2009	2008

Tax assets:
Withholding income tax (i)	2,416		5,091	4,737
Withholding PIS/COFINS/CSLL	868	743
Recoverable INSS	389	1,201
Recoverable ISS (ii)			3,487	2,532
	3,673	1,944	8,578	7,269

Tax liabilities:
Income Tax and Social Contribution, net of recoverable income tax and socialcontribution	11,786	4,858
ISS	12,637	9,816
PIS and COFINS	8,273	6,816
Social Security paid by installments (iii)	768	768	944	1,787
Other recoverable taxes	13	14
	33,477	22,272	944	1,787

(i)      Withholding income tax on financial investment redemptions, due to the share buyback program, classified in the long term, since short-term recovery is not expected.

(ii)     Recoverable ISS is classified in the long term by virtue of the repayment terms with Municipal bodies.

(iii)    It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, which has been fully transferred to third parties, not affecting Contax’s results, recorded in the item “Other Assets” in the current assets.

11.3     Deferred tax balances

	2009	2008

Income tax on temporary differences (i)	20,538	23,146
Social contribution on temporary differences (i)	7,389	8,332
Income tax on tax losses	620	700
Social contribution on negative base	226	252
	28,773	32,430

(i)     Deferred income tax and social contribution are recorded on December 31, 2009 by its net value and result from tax losses, negative base of social contribution and temporary differences related

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

(i) to undeductible provisions until these are effectively realized  and (ii) provisions, positive and negative, except for provision for contingent liability of Oi Fixa (Note 22.4 (iv)).

Deferred tax assets (liabilities) arise from the following:

			2009
	Opening	Charged	Closing
	balance	to income	balance
Temporary differences:
Depreciation	5,325	(1,508)	3,817
Contingent liabilities	17,125	376	17,501
Profit sharing program	7,665	(1,056)	6,609
Provision for impairment of trade receivables	1,363	(1,363)	-

			2008

	Opening	Charged	Closing
	balance	to income	balance
Temporary differences:
Depreciation	(2,284)	7,609	5,325
Contingent liabilities	12,006	5,119	17,125
Profit sharing program	5,264	2,401	7,665
Provision for impairment of trade receivables	1,367	(4)	1,363

12                Earnings per share

On October 17, 2007, we effected a reverse stock split at a ratio of one share for every 20 shares of the same type, thereby decreasing the number of common shares from 116,495,445 to 5,824,772 and the number of preferred shares from 200,638,288 to 10,031,914.  On January 15, 2010, we effected a reverse stock split at a ratio of one share for 50 shares of the same type, thereby decreasing the number of common shares from 5,772,435 to 115,448 and the number of preferred shares from 9,170,250 to 183,405.  Simultaneously with the January 2010 reverse stock split, we effected a stock split at a ratio of 200 shares for one share of the same type, thereby increasing the number of common shares to 23,089,600 and the number of preferred shares to 36,681,000.  Consequently, in accordance with IAS 33 – paragraph 64, information relating to the number of shares and earnings per share amounts has been adjusted retroactively to reflect the foregoing stock splits.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

	Cents per share

	2009	2008	2007
		(retrospectively	(retrospectively
		adjusted)	adjusted)

Basic earnings per share
Common shares	2.23	1.39	0.92
Preferred shares	2.23	1.31	0.85

Diluted earnings per share
Common shares	2.19	1.39	0.88
Preferred shares	2.23	1.31	0.85

12.1     Basic earnings per share

The earnings and weighted average number of shares used in the calculation of basic earnings per share are as follows:

	2009	2008	2007

Profit for the year attributable to equity holders of the parent
Common shares	49,947	31,425	21,211
Preferred shares	81,744	51,401	36,531

Weighted average number of shares for the purposes of basic earnings per share (all measures):
Common shares	22,424,793	22,569,675	22,989,259
Preferred shares	36,681,000	39,114,166	42,817,744

	59,105,793	61,683,841	65,807,003

12.2     Diluted earnings per share

The earnings used in the calculation of all diluted earnings per share measures are the same as those for the equivalent basic earnings per share measures, as outlined above.

The following table shows the weighted average number of shares for the purposes of diluted earnings per share and the weighted average number of shares used in the calculation of basic earnings per share as follows:

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

	2009	2008	2007

Weighted average number of shares used in the calculation of basic earnings per share:
Common shares	22,424,793	22,569,675	22,989,259
Preferred shares	36,681,000	39,114,166	42,817,744
	59,105,793	61,683,841	65,807,003

Weighted average number of shares used in the calculation of diluted earnings per share (all measures):
Common shares (i)	22,762,305	22,569,675	24,021,293
Preferred shares	36,681,000	39,114,166	42,817,744

	59,443,305	61,683,841	66,839,037

(i)      The effects of the stock-option plans issued by the Company were not taken into consideration in the calculation of earnings per share for the years ended December 31, 2008 and 2007 as it would generate an anti-dilutive effect.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

13        Property, plant and equipment

			Improvements on
	Telecom and IT	Furniture and	third party assets	Construction in
	systems	fixtures	(i)	progress (ii)	Building (iii)	Land	Other	Total

Cost
At 1 January 2008	256,123	52,460	155,080	1,530	2,628	831	22,683	491,335
Additions	71,400	16,537	31,328	2,447	81		6,997	128,790
Disposals	(1,975)	(102)	(68)				(1)	(2,146)
At 31 December 2008	325,548	68,895	186,340	3,977	2,709	831	29,679	617,979
Additions	45,287	11,958	60,407	1,496			16,203	135,351
Disposals	(9,701)	(1,367)	(3,163)				(39)	(14,270)
At 31 December 2009	361,134	79,486	243,584	5,473	2,709	831	45,843	739,060

Accumulated depreciation
At 1 January 2008	(159,112)	(15,742)	(36,771)				(5,151)	(216,776)
Charge for the year	(67,565)	(8,172)	(16,679)		(105)		(2,873)	(95,394)
Disposals	1,813	57	21					1,891
At 31 December 2008	(224,864)	(23,857)	(53,429)		(105)		(8,024)	(310,279)
Charge for the year	(51,456)	(10,545)	(21,164)		(105)		(5,570)	(88,840)
Disposals	9,509	1,296	1,701				26	12,532
At 31 December 2009	(266,811)	(33,106)	(72,892)	-	(210)	-	(13,568)	(386,587)

Carrying amount
31 December 2009	94,323	46,380	170,692	5,473	2,499	831	32,275	352,473
31 December 2008	100,684	45,038	132,911	3,977	2,604	831	21,655	307,700

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

The following useful lives are used in the calculation of depreciation:

Telecom and IT systems	3 years
Improvements on third party assets	10 years
Furniture and fixtures	8 years
Building	25 years
Other	10 years

(i)        The real estate rental agreements effectiveness varies from 5 up to 8 years. The Company may renew it for the same period.

(ii)     Property, plant and equipment in progress mainly include expenses with new constructions and equipment installations until beginning of operations, when it is reclassified to Assets in operation. Additions taken place in the period are stated by the transfers’ net value.

(iii)    The property recorded under “Building” was acquired on December 21, 2007. Depreciation started in 2008.

14        Intangible assets

Software

Cost
At 1 January 2008	112,081
Additions	39,140
Disposals	(267)
At 31 December 2008	150,954
Additions	23,549
At 31 December 2009	174,503

Accumulated amortization
At 1 January 2008	(44,105)
Amortization expense	(22,649)
Disposals	267
At 31 December 2008	(66,487)
Amortization expense	(27,570)
At 31 December 2008	(94,057)

Carrying amount
31 December 2009	80,446
31 December 2008	84,467

Management has estimated a useful life of 5 years for software.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

15        Subsidiaries and Business Combinations

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

The assets and liabilities as of September 30, 2008 arising from the acquisition are as follows:

		Acquiree’s
		carrying
	Fair value	amount
Intangible assets - software (Note 14)	306	306
Fair value of net assets	306	306
Goodwill	1,788
Total purchase consideration	2,094
Purchase consideration settled in cash	94
	2,000	306

Goodwill was initially attributed to the expected future profitability of the acquired business and synergies expected from the combined operations of the Group and TODO.   The goodwill amount has been fully impaired (recognized in “Other operating expenses, net”) by management as of December 31, 2008, based on impairment analysis performed on detailed forecasts prepared post acquisition.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

Details of the Company’s subsidiaries at December 31, 2009 are as follows:

	Place of
	incorporation	Proportion	Proportion
Name of	(or registration)	of ownership	of voting
subsidiary	and operation	interest - %	power held	Principal activity

Contax	Brazil	100%	100%	Telephonic customer assistance services
TODO	Brazil	80%	80%	Technology services

Investment in BRC – XVI Empreendimentos Imobiliários Ltda.

In November 2009, Contax took over, for the amount of R$ 61, BRC – XVI Empreendimentos Imobiliários Ltda. (“BRC”), which had at that date net assets in the amount of R$ 1. This acquisition aimed at developing and implementing separately the real estate project included in the Selective Incentives Program for the region next to the Luz Station (“Nova Luz Program”) in the center of the City of São Paulo.

The Nova Luz Program, created pursuant to Law 14,096, of December 8, 2005, seeks to promote and boost development of the central area of the City of São Paulo.

BRC is a signatory to and beneficiary of the Tax Benefit Concession Term no. 10/2008, entered into with the Municipality of São Paulo and its Council for the Selective Incentives Program for the region next to the Luz Station.

16        Trade receivables

	2009	2008

Clients
Related Parties	15,969	12,101
Other clients (third parties)	112,517	93,498
Allowance for doubtful accounts		(3,465)
	128,486	102,134

Total trade receivables (net of allowances) held by the Group at December 31, 2008 amounted to R$ 128,486 thousand (2007 - R$ 102,134 thousand). The average credit period on sales is 20 days. Interest is charged at 1% per month on the outstanding balance.

Allowance for doubtful accounts is recorded to recognize incurred losses in relation to accounts receivable, whose calculation is based on estimates considering the situation of each customer and the guarantees provided by them. The basis for measurement of the allowance for doubtful accounts considers the position of each overdue client individually. Significant financial difficulties of the debtor, identification that the debtor has entered into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. At

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

December 31, 2009, R$ 15,281 thousand of the trade receivables balance was due from Abn Amro Real Bank (2008 – R$ 8,365 thousand from Itaucard Bank). There were no other customers who represented more than that in the total balance of trade receivables.

Transactions with related parties account for 55% of the revenues from services rendered in 2009 (2008 - 57% and 2007 - 55%).

Ageing of receivables overdue but not impaired:

	2009	2008

Due	122,518	95,361
until 30 days overdue	4,949	4,585
30-60 days overdue	127	537
60-90 days overdue		639
90-180 days overdue		60
more than 180 days overdue	892	4,417
	128,486	105,599

Movement in the allowance for doubtful accounts:

	2009		2008

Balance at beginning of the year	3,465		4,021
Write-off during the year	(3,465)	(i)	(556)
Balance at end of the year	-		3,465

(i)      In view of the unsuccessful credit recovery, through administrative and legal collection, the Company wrote off the related accounts receivable. The provision was recorded at the end of 2007, and, since then, all collection efforts have been duly employed, there being no other means to claim the amounts.

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

17        Issued Capital

		Share capital
	2009	2008

5,772,435 fully paid ordinary shares (2008 - 5,824,772)	86,483	82,237
9,170,250 fully paid preferred shares (2008 - 10,031,914)	137,390	141,636
	223,873	223,873

17.1     Fully paid ordinary shares

	Number	Share
	of shares	capital

Balance at January 1, 2007	6,074,361	82,237
Share cancellation on July 31, 2007	(177,415)
Share cancellation on October 1, 2007	(72,174)
Balance as of December 31, 2007 and 2008	5,824,772	82,237
Share Cancellation on January 15, 2009	(52,337)	4,246
Balance as of December 31, 2009	5,772,435	86,483

Each common share is entitled to one voting right in the resolutions of the General Meeting.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

17.2     Non-participating preference shares

	Number	Share
	of shares	capital

Balance at January 1, 2007	12,148,695	141,636
Share cancellation on July 31, 2007	(1,202,910)
Share cancellation on October 1, 2007	(913,871)
Balance as of December 31, 2007 and 2008	10,031,914	141,636
Share Cancellation on January 15, 2009	(861,664)	(4,246)
Balance as of December 31, 2009	9,170,250	137,390

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

First reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per a communication made to the shareholders, a term of until November 16, 2007 was granted to carry out the adjustments to share positions.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$ 22,106 thousand, out of which R$ 5,775 thousand were transferred to shareholders of fractioned shares. The R$ 16,331 thousand non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

Second reverse split of shares

The following was approved at the Extraordinary General Meeting held on October 27, 2009, (i) the share reverse split, at the 50:1 share ratio, according to the corresponding types and (ii) the concurrent splitting of all shares existing after the reverse split, at the 1:200 share ratio of the same type, pursuant to Article 12 of Law 6,404/76.

The concurrently share reverse split and split aim at: (a) adjusting the shareholder base and decrease the administrative and operating costs for the Company and shareholders; (b) improving the efficiency of records, controls and reporting systems; (c) diminishing the possibilities of errors of information and communication, improving services to the Company’s shareholders; and (d) maintaining the quoted value of Company’s shares in the market at an attractive trading level, providing better liquidity to the Company's shares in the market.

As per the notice to shareholders, a term until January 15, 2010 was granted to carry out the adjustments to share positions.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

Once elapsed the terms for shareholding adjustments by shareholders, eventual fractions of shares resulting from the reverse split, except for those which are manifestly expressed by the holder’s non-participation in the auction, will be reversely split into whole figures and sold in an auction to be held at BM&FBOVESPA S.A., and the amounts resulting from such sale to be available on behalf of respective shareholder, pursuant to the procedures to be disclosed.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

18        Reserves

	2009	2008	2007

Capital Reserve in Share Subscripition	19,639	9,282	9,254
Legal Reserve	21,907	15,465	10,845
Statutory Reserve	87,924	95,010	40,595
Unrealized Profit Reserve		16,626	16,626
	129,470	136,383	77,320

18.1     Capital reserve in share subscription

	2009	2008	2007

Balance at beginning of year	9,282	9,254	9,386
Stock Options Plan	10,328		(132)
Dividends lapsed	29	28
Balance at end of year	19,639	9,282	9,254

18.2     Legal reserve

	2009	2008	2007

Balance at beginning of year	15,465	10,845	8,146
Allocation of profit for the year	6,442	4,620	2,699
Balance at end of year	21,907	15,465	10,845

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

18.3     Statutory reserve

	2009	2008	2007

Balance at beginning of year	95,010	40,595	110,711
Cancelation of own shares	(39,476)		(108,580)
Appropriation from retained earnings	32,390	54,415	38,464
Balance at end of year	87,924	95,010	40,595

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company created a Statutory Reserve to ensure the realization of investments by the Company, as well as to preserve its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

As per resolutions of the Board of Directors, the Statutory Reserve was used in share buyback programs (Note 19).

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

18.4     Unrealized profit reserve

	2009	2008	2007

Balance at beginning of year	16,626	16,626	17,219
Minimum statutory dividends	(16,626)		(12,637)
Appropriation from retained earnings			12,044
Balance at end of year	-	16,626	16,626

The unrealized profit reserve, as provided for in the Company’s Bylaws, aims at not distributing the portion of unrealized profit as dividends.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

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

19.2     Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 264,915 common shares of which 177,415 common shares were cancelled, and 1,209,210 preferred shares which were cancelled, on July 31, 2007.   As a result, 87,500 common shares purchased remained in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

19.3     Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 913,871 preferred shares cancelled, and 159,674 common shares, of which 72,174 common shares were cancelled on October 17, 2007.   As a result, 87,500 common shares remained in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 175,000 common shares in treasury.

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

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

19.5     Fifth share buyback program

The Extraordinary General Meeting held on October 27, 2009 approved the Company’s Share Buyback Program pursuant to CVM Rule 10/80 and subsequent amendments, without reducing the Capital Stock. Funds from the capital and statutory reserves will be used for the acquisition of shares, excluding the amount of treasury shares. The maximum number of shares to be acquired is 174,999 common shares and 486,250 preferred shares, which represent less than 10% of outstanding common and preferred shares, respectively. Said Program may be implemented up to October 28, 2010.

	Thousand	Buyback	Average	Maximum	Minimum
	Shares	Price	Price	Price	Price
Preferred Shares
1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59
Share Cancellation	(862)	(36,206)	42.00
	-	-
Common Shares
1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(604)	3.36
	3,320	10,913	3.29
Reverse Split of Shares (1/20)	166	10,913	65.74
4th Buyback Program	52	2,729	52.50	52.94	51.73
Share Cancellation	(52)	(3,270)	62.88
4th Buyback Program	3	314	97.97	98.83	85.00
	169	10,686
	169	10,686

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

20        Retained earnings and dividends

	2009	2008	2007

Balance at beginning of year	8,569	6,725	2,967
Net income for the year - equity holders of theCompany	131,691	82,826	57,742
Minimum statutory dividends	(30,597)	(21,947)	(777)
Dividends paid	(11,428)
Appropriation to reserves	(38,832)	(59,035)	(53,207)
Balance at end of year	59,403	8,569	6,725

According to the Company’s by-laws, Contax Holding is obligated to distribute dividends for each fiscal year in the amount of not less than 25% of the net profit, determined under the accounting practices adopted in Brazil, adjusted in accordance with clause 202 of Law No. 6404/76. The Company may also distribute quarterly dividends, as long as the total amount of dividends paid does not exceed the capital reserve. In accordance with Brazilian Corporate Law, on December 31, 2009, management proposed the payment of R$ 30,597 thousand as the minimum mandatory dividends, prescribed by Law No. 6404/76.

On April 7, 2009, the distribution of R$ 50,000 thousand as dividends was deliberated and approved by the Annual General Meeting. On April 27, 2009 the dividends were paid to the Company’s shareholders owning shares, inflation adjustment based on the Referential Rate - TR, since January 1, 2009.

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

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

21        Borrowings

				Financial
Purpose	Openning	Maturity	Guarantees	charges	2009	2008

BNDES (operation expansion and upgrade)	10/2007	09/2013	bank guarantee	TJLP(i)+ 2% p.a	204,591	217,969

Current					55,070	14,219
Non-current					149,521	203,750

(i)      The Brazilian long-term annual interest rate (TJLP), was 6.00% in 2009.

21.1     Summary of borrowing arrangements

On August 23, 2007, the subsidiary Contax entered into a loan agreement with BNDES in the amount of R$ 216,514 thousand with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions.

The loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services - PROSOFT-Company.

On October 5, 2007, the subsidiary received the first tranche, in the amount of R$ 100,002 thousand. In the first half of 2008, the second, third and fourth tranches were disbursed on January 28 and 30 and June 12, 2008, in the amounts of R$ 40,001 thousand and R$ 10,001 thousand and R$ 61,822 thousand, respectively. On November 18, 2008, the last tranche was disbursed in the amount of R$ 4,904 thousand. The loan tranches totaled R$ 216,730 thousand, as a result of the TJLP (long-term interest rate) adjustment.

Interest is payable on a quarterly basis up until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract the principal shall be settled monthly as from October 15, 2009.

Contax contractually opted for tendering guarantees through sureties from financial institutions, in this case, receivables and restrictive (financial covenants) structures are not applicable. Costs related to these sureties totaled R$1,234 thousand in the fiscal year ended December 31, 2009 (R$1,658 thousand in 2008) and are recognized in the income statement over the borrowing term within “Finance costs” (Note 10).

Movement in balance for the year ended on December 31, 2008 and 2009:

			Interest	Financial
Purpose	2007	Funding	Payment	charges	2008
BNDES	100,360	116,731	(13,860)	14,738	217,969

			Interest	Financial
Purpose	2008	Funding	Payment	charges	2009
BNDES	217,969	(13,542)	(17,070)	17,234	204,591

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

Schedule of annual repayments until the maturity of the agreement:

Principal

2011	54,182
2012	54,182
2013	40,638
149,002

Interest payment amounts will be determined based on future TJLP rates (long-term interest rate).

21.2     Covenants

In the agreement the Company entered into with BNDES, it has some obligations that are not subject to the fulfillment of certain financial indexes. On December 31, 2009, there was no event of default related to these covenants.

22        Provision for contingencies and judicial deposits

22.1     Contingent assets

The Company has no contingent asset registered.

22.2     Contingent Liabilities

The Company and its (direct and indirect) subsidiaries are parties to tax, civil and labor lawsuits filed in the normal course of business and have been discussing these issues in the administrative and judicial levels, and where applicable, they are supported by court deposits. The Management, based on its legal advisors’ opinion, understands that the applicable legal measures and procedures that have already been taken in each situation are sufficient to cover probable losses and preserve the Company’s and its subsidiaries’ shareholders’ equity, and these are assessed periodically.

Among these lawsuits are included the legalization of certain properties (own or third-party) which the Company deems will not have unfavorable outcomes during the Company’s normal operations.

22.3     Breakdown of contingent liabilities

The Company currently has been analyzing and refining the amounts deposited in court, in order to present them deducting the provision for contingencies to which they are pegged (when applicable). On December 31, 2009 and 2008, court deposits are recorded under non-current assets.

On December 31, 2009 and 2008, Contax showed the following balances of provisions for contingencies and court deposits:

	Judicial deposits		Provision for contingencies

	2009	2008	2009	2008

Contingencies
Tax	1,566	1,469	10,944	11,927
Labor	51,807	33,869	48,362	51,651
Civil	9		615	573
	53,382	35,338	59,921	64,151

22.4     Breakdown of provisions for contingencies

The breakdown of provisions for contingencies in the fiscal years ended December 31, 2009 and 2008 is shown below:

				Tax
		Tax on
		services -		PIS/
	CSLL (iii)	ISS	INSS (i)	COFINS (ii)	Labor (iv)	Civil	Total

Balance at 1 January 2008		1.098	5.196	1.482	38.955	129	46.860
Additions				2.707	14.277	441	17.425
Uses					(3.222)		(3.222)
Reversals					(4.186)		(4.186)
Indexation		836	608		5.827	3	7.274
Balance at 1 January 2009		1.934	5.805	4.188	51.651	573	64.151
Additions	119		2.206	3.231	15.315	108	20.979
Uses					(5.247)		(5.247)
Reversals			(8.267)		(19.334)	(133)	(27.734)
Indexation		314	376	1.038	5.977	67	7.772
Balance at 31 December 2009	119	2.248	120	8.457	48.362	615	59.921

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

(i)                 Contax’s tax delinquency notice related to INSS contributions amounted to R$ 20,566 thousand, adjusted until December 31, 2009, of which only R$ 6,809 thousand was accrued (updated up to the settlement date, as this represent a provision in accordance with IAS 37, paragraph 14). For the remaining R$ 13,757 thousand, not covered by provision, Contax filed a defense as it disagrees with tax authority’s understanding. According to the Company’s external legal advisors, chances of winning the cause are possible, there being no need therefore for the provision of this amount as it represents a contingent liability.

In November 2009, Contax opted for paying in cash the amount of R$ 4,593 thousand related to the debts that were provisioned in view of the contributions to SENAC and SEBRAE, and in payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Welfare Fund) codes of payment table and social security charges related to day-care assistance.

(ii)        Related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS.

(iii)      It refers to the 2004 negative base of social contribution used to offset the payment of subsequent year’s estimate and not formalizing in PER/Dcomp.

(iv)       On September 30, 2009, Contax reviewed analytically all the labor claims that resulted in a reversal of liabilities provision, in the amount of R$ 11,799 thousand, R$ 7,558 thousand expensed against “Credits Receivable” with Telemar Norte Leste S/A (“Oi Fixa”) and R$ 4,241 thousand expensed against income.

The labor claims filed against Contax by employees and former employees hired by it during its operations amounted to R$ 40,407 thousand.

According to the services agreement executed between Oi Fixa and Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that company, whose amount was recorded as corresponding entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$ 7,955 thousand.

22.5     Contingent liabilities classified as possible losses

On December 31, 2009, the Company has contingent tax and civil liabilities in the amounts of R$37,704 thousand and R$ 5,007 thousand, respectively (2008 – R$ 36,681 thousand and R$ 581 thousand, respectively). These amounts are not provisioned due to the fact that Contax filed a defense and based on the opinion of its external legal advisors who attribute to said lawsuits the probability of loss as possible or remote.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

On January 22, 2010, Contax was assessed by the Regional Labor and Employment Superintendence (SRTE) of Rio de Janeiro, in the amount of R$ 29,136 thousand. In the assessment notice, which concerns the period from January 2001 to February 2009, the demanded amounts relate to the FGTS (Employee Severance Indemnity Fund) (Law 8,036/90) and the Social Contribution (Supplementary Law nº 110/01) levied on the cash payments made to Contax’s employees corresponding to the transport voucher fringe benefit. Contax challenged the assessment notice in the administrative level and currently awaits judgment.

The Management, based on the opinion of its external legal counsel, considers the likelihood of loss as possible and did not record any provision for eventual unfavorable outcomes.

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

23.1.1  Finance lease liabilities

			Balance Payable
	Number of
Lessor	installments	2009	2008

CIT	48	1,455	4,143

Unibanco	48	237	3,121

HP Financial	48	727	4,881
	60	7,777	9,140

IBM Leasing	48		189
	60	3,821	4,496

		14,017	25,970

Included in the financial statements as:
Current obligations under finance leases		10,118	16,086
Non-current obligations under finance leases		3,899	9,884

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

The Company’s operational facilities are located in properties rented from related parties. Most of the lease agreements were entered into with Telemar Norte Leste S.A.

23.1.3  Payments recognized as an expense

	2009	2008	2007
Operating lease payments	96,896	73,565	50,194

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

23.2     Contractual obligations

The Group’s operational facilities are located in properties rented from related parties. Most of the lease agreements were entered into with Telemar Norte Leste S.A.. Lease expenses from all the agreements corresponded to R$61,274 thousand in 2009 (2008 – R$40,576 thousand and 2007 – 29,639 thousand).

				Payments due by period
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	1-3 years	5 years

Capital (finance) lease	14,017	10,118	3,899
Operating lease (i)	36,994	7,333	13,040	9,749	6,872
Financing (BNDES) (ii)	204,591	55,070	149,521
	255,602	72,521	166,460	9,749	6,872

(i)       Most facility lease agreements may be terminated before the termination date upon a 1 to 6-month prior notice, subject to fine equivalent to three times the monthly lease fee.

(ii)     Includes payment of estimated interest rates.

On December 31, 2009, the Group had no other contractual obligations.

24        Payroll and Related Charges

	2009	2008

Payroll	47,664	49,212
Vacation accrual	71,939	57,867
Related charges	56,682	50,919
Others	21,533	23,926
	197,818	181,924

Related charges are mainly comprised of social obligations.

25        Financial instruments and risk assessment

25.1     Purposes and strategies of risk management

The Company’s policy for financial asset management is to constantly pursue the optimization of its profitability in line with risks by establishing criteria and indicators for adjustments of liquidity, market and credit risk.

25.2     Capital risk management

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

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2010 fiscal year.

The gearing ratio at the year end was as follows:

	2009	2008

Debt (i)	218,608	243,939
Cash and cash equivalents	(357,853)	(355,928)
Net debt	(139,245)	(111,989)
Equity (ii)	403,506	321,056
Net debt to equity ratio	(35%)	(35%)

(i)      Debt is defined as long- and short-term borrowings and finance leases, as detailed in Notes 21 and 23.

(ii)     Equity includes all capital and reserves of the Group.

25.3     Significant accounting policies

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement, and the bases for recognition of income and expenses), for each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the consolidated financial statements.

25.4     Categories of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information generated by the market as possible and relying very little on information generated by the entity’s Management.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income – is excluded from equity and recognized in the statement of income.

On December 31, 2009 and December 31, 2008, the book and fair values of the financial instruments are as follows:

		Fair value		Book value
	2009	2008	2009	2008

Financial assets:
Cash and cash equivalents	357,853	355,928	357,853	355,928
Long-term financial investments	26,590		26,590
Loans and Receivables
Trade and other receivables	128,486	102,134	128,486	102,134
Other receivables	11,425	17,530	11,425	17,530
	524,354	475,592	524,354	475,592

Financial liabilities:
Trade and other payables (i)	77,033	76,847	77,033	76,847
Borrowings (ii)	204,591	217,969	204,591	217,969
Obligations under finance leases	11,882	22,015	14,017	25,970
	293,506	316,831	295,641	320,786

(i)         As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.

(ii)       This type of financing does not have fair calculation in Brazil, as it relates to BNDES.

25.5     Interest rate risk management

The associated risk arises from the possibility of the Group incurring in losses derived from interest rate variations that increase the financial expenses related to financings raised in the market.   The Group continuously monitors the market interest rates with the purpose of evaluating the possible need of hiring operations to protect itself against the volatility risk of these rates.

BNDES charges fixed interest rates over the TJLP (long-term interest rate) on loans with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions.   Since these rates are considerably low, the Group understands that there is low volatility risk for this part of the debt.

25.6     Credit risk

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

The concentration of credit risk associated from customers is not material since in December 31, 2009, important financial conglomerates were responsible for approximately 54% (2008 - 58%) of accounts receivables’ outstanding balance.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

25.7     Concentration of credit risks

Financial instruments which expose the Group to concentration of credit risk consist primarily of cash equivalents and accounts receivable.   All cash equivalents are maintained in Brazil. Management believes its credit policies are prudent and reflect normal business terms and risk. The Group does not anticipate nonperformance by the counterparties and, accordingly, does not require collateral.

25.8     Market risk

Service revenues and costs have basically no exposure to foreign exchange variations, since they are not directly or indirectly pegged to the U.S. dollar.  However, risks related to foreign exchange do exist, since a significant portion of the Company’s capital expenditures consists of investments in IT equipment which, despite not being expressed in foreign currency, are indirectly impacted by  variations in foreign exchange rates because they contain imported parts.

Risks related to foreign exchange rates are the possibilities the Company has of incurring losses due to interest rate variations that  increase  financial expenses from financing obtained in the market. The Company is constantly monitoring the market interest rates with the purpose of watching the eventual need of contracting operations to protect against the risks related to these volatile rates.

25.9     Sensitivity analysis

The interest rates risk arises from the possibility of the Group incurring in losses derived from interest rate variations that increase the financial expenses related to financings raised in the market. The Group continuously monitors the market interest rates with the purpose of evaluating the possible need of hiring operations to protect itself against the volatility risk of these rates. If interest rates increased by 1 percentage point the additional amount of annual interest expense arising from the Company’s outstanding debt would be R$ 2,051 thousand.

25.10   Liquidity risks

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.   Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flow.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date.   The amounts disclosed in the table are the contractual undiscounted cash flows of the outstanding amounts.   Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

				2009

		Between	Between
	Less than	1 and 2	2 and 5	Over 5
	1 year	years	years	years

Borrowings (excluding finance
lease liabilities)	54,182	108,365	40,638
Finance lease liabilities	10,118	3,899
Trade and other payables	77,033

				2008

		Between	Between
	Less than	1 and 2	2 and 5	Over 5
	1 year	years	years	years

Borrowings (excluding finance
lease liabilities)	13,546	54,182	149,002
Finance lease liabilities	16,086	7,119	2,765
Trade and other payables	76,847

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

26        Share-based Payment

The Extraordinary General Meeting held on April 16, 2007, approved a stock option plan, whose management is incumbent upon the Management Committee established by the Board of Directors and composed of its members.

The Stock Option Plan initiated in 2007 (“2007 Program”) grants to its beneficiaries, a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 thousand common shares granted within the scope of the 2007 Program. Options may be exercised as of October 1, 2007, in four equal annual tranches.

On September 4, 2009, the Management Committee approved the following changes in the format of 2007 Program, maintaining the conditions already ruled: (a) to adjust the number of options granted to the beneficiaries of the 2007 Program due to the Company share reverse split at the 20:1 ratio, approved by the Extraordinary General Meeting held on October 17, 2007; (b) to adjust the options strike price from R$ 51.20 to R$ 45.00; (c) to change the index that adjusts for inflation the options strike price from IGP-M to IPCA to be applied over the strike price of the next annual tranches related to the 2007 Program; (d) to determine the discontinuance of the obligation to allocate a minimum amount of the annual bonus to acquire shares deriving from options whose initial grace period has already elapsed.

The changes outlined above are applicable as from the second tranche, whether or not the initial grace periods of the corresponding annual tranches have elapsed or not.

In September 2009, R$ 5,370 thousand was recorded due to the effects of changes made to the 2007 Program. Expenses referring to the fair value of options granted and recorded in income for 2009, according to the term elapsed for the vesting right to exercise the options stood at R$ 9,995 thousand (R$128 thousand in 2008).

The stock options of the Company are qualified to be treated as equity instruments, in accordance with IFRS 2 - Share-based Payments.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

Fair value of options was recalculated on September 4, 2009, date of the abovementioned changes, using the Black & Scholes option pricing model, pursuant to IFRS 2 – Share-based Payment, and considered the following weighted average assumptions:

		Blocks 2nd, 3rd and
	1st block	4th weighted

Strike price (R$) (*):	51.20	45.00
Market price (R$) (*):	64.00	79.00
Options fair value	14.13	37.31
Share price volatility	19.64%	17.59%
Risk-free rate of return:	11.08%	11.07%
Dividend yield:	1.40%	1.50%

(*)     On the plan granting date, in relation to the first lot and on the date the plan is changed to others lots.

On December 31, 2009, the vesting period was still open only for the options referring to the 4th tranche.

The remunerations costs of the 2007 Program to be recognized by the 1-year remaining weighted average term amounted to approximately R$ 816 thousand.

Share market value quoted on the last business day of December 2009 was R$107.48 per share.

Out of the 319,142 outstanding options on December 31, 2009, 166,017 options are exercisable. In the year no options were exercised.

TODO BPO’s Extraordinary General Meeting held on October 29, 2008 approved the stock option plan to the management, issuing 800 of TODO’s new registered common shares, with no par value. Up to date, no options have been granted to managers.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

27        Related party transactions

27.1     Balances and transactions

										31/12/2009

					Brasil	Brasil	Paggo Administradora de Cartões	Paggo Administradora de Crédito
	Oi	Oi	Oi	Amazônia	Telecom	Telecom			Paggo
	Fixa	Móvel	Internet	Celular	Fixa	Móvel			Acquirer	Way TV	BNDES	Total
Assets
Accounts receivable	2,720	1,382	59		3,608	8,200						15,969
Accounts receivable - contingencies	7,955											7,955
	10,675	1,382	59		3,608	8,200						23,924
Liabilities
Suppliers	3,194	605										3,799
Loans and financing (Note 21)											204,591	204,591
	3,194	605									204,591	208,390
Revenues
Revenues from services rendered	750,394	362,846	4,893	1,361	19,393	33,432	749	15,671	793	6,436		1,195,968

Costs and expenses
Cost of services rendered	(28,429)	(8,245)			2							(36,672)
Financial expenses (Note 10)											(17,234)	(17,234)
	(28,429)	(8,245)			2						(17,234)	(53,906)

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

										31/12/2008

								Paggo	Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Amazônia	Administradora	Administradora	Paggo
	Fixa	Móvel	CAP	Veículos	Internet	Participações	Celular	de Cartões	de Crédito	Acquirer	Way TV	BNDES	Total
Assets
Accounts receivable	8,183	1,421	470	768	200			377			682		12,101
Accounts receivable - contingencies	13,782												13,782
	21,965	1,421	470	768	200			377			682		25,883
Liabilities
Suppliers	1,625	35											1,660
Loans and financing (Note 21)												217,969	217,969
	1,625	35										217,969	219,629
Revenues
Revenues from services rendered	724,012	237,179	4,861	7,727	5,424	(17)	4,913	12,210	1,508	2,385	5,929		1,006,131

Costs and expenses
Cost of services rendered	(26,930)	(6,872)											(33,802)
Financial expenses (Note 10)												(14,305)	(14,305)
	(26,930)	(6,872)										(14,305)	(48,107)

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

27.2     Compensation of key management personnel

Short-term benefits

Short-term benefits include fixed compensation (salaries and fees, paid vacations, thirteenth salary and private pension plan), social charges (contributions to social security - INSS, FGTS, among others) and variable compensation (profit sharing).

Share-based Compensation

The members of the Company's Management (Chief Executive Officer, Executive Officers and Vice-Chief Executive Officers) participate in the Stock Option Plan (Note 26).

Others

The Company does not have additional post-employment obligations, and it does not offer other long-term benefits, such as length of service leave and other length of service benefits. The Company also does not offer other benefits upon the termination of the top management’s labor agreements, besides those agreements envisaged by the Brazilian labor legislation in force.

Pursuant to the Brazilian Corporation Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual overall compensation. The Board of Directors shall distribute the amount among the Management members. At the (i) Parent Company’s Extraordinary General Meeting held on April 7, 2009, and (ii) the Extraordinary General Meeting of direct subsidiary Contax held on April 24, 2009,  the management’s annual overall compensations for fiscal year 2009 was set at the maximum of R$ 2,390 thousand and R$ 3,500 thousand, respectively (2008 – R$ 2,090 thousand and R$ 2,000 thousand).

During the years ended December 31, 2009 and 2008, the compensation of key management personnel (i.e. board members and statutory officers), paid or payable, is outlined below:

	2009	2008	2007
Payroll and related charges	2,894	2,735	2,164
Fees	1,555	1,222	1,023
Profit sharing	3,430	2,360	1,725
Stock Options	9,995	129	204
	17,874	6,446	5,116

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

28        Cash and cash equivalents and long-term investments

	2009	2008

Cash and banks (i)	14,446	6,336
Financial investments (ii)	343,407	349,592
	357,853	355,928

Long-term financial investments (iii)	26,590	-
	26,590	-

Total cash and cash equivalents and long-term financial investments	384,443	355,928

(i)     The amounts are kept in a current account, as the Group has accounts payable due on the first days of each month, relating to the payment of suppliers, taxes and payroll.

(ii)   The financial investments are promptly convertible into a known cash amount and are subject to an insignificant risk of change in said amount. These financial investments refer to Bank Deposit Certificates – CDB and committed operations, which are characterized by the sale of security with commitment, by the selling part (the Financial Institution) to repurchase it and from the buyer, to resell it in the future. Both investment were remunerated based on the variation in Interbank Deposit Certificate - CDI

(iii)  On December 31, 2009, long-term investments comprised investments in Bank Deposit Certificates – CBD whose original maturity date is in 2014 and were acquired with the intention and financial capacity to hold them in the portfolio up to maturity date. They are evaluated by cost of acquisition, plus the income earned against the income for the year.

29        Insurance coverage

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

On December 31, 2009, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management and officers civil liability (i)	174,040	01.13.2010
Fire of property, plant and equipment	96,378	05.16.2010
Loss of profits	43,282	05.16.2010
General civil liability	10,000	05.16.2010

(i)                 Maximum limit of guarantee set at US$100 million.

30        Securities and guarantees

On December 31, 2009, sureties and guarantees were granted to other subsidiaries, regarding loans to third parties and legal claims, as follows:

Guarantees
Bank guarantee (BNDES)	206,697
Bank guarantee (Contigencies)	21,602
228,299

31        Events after the reporting period

(a)          Reverse split of shares

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

On January 18, 2010, the Company carried out the simultaneous split of its shares, aiming at: i) reducing administrative and operational costs; ii) improving the efficiency of records, controls and information disclosure systems; iii) reducing the possibility of information and communication errors, improving services to shareholders; iv) keeping its share quotation in the market in a level attractive for trading, providing better liquidity to its shares.

As of January 18, 2010, the Company’s shares began to be traded exclusively at the ratio resulting from the reverse split and simultaneous split of shares, carried out on said date. Said transaction resulted in 59,770,600 shares, 23,089,600 of which are common shares and 36,681,000 are preferred shares.

(b)          New agreement with BNDES

In March 2010, Contax entered into a new loan agreement with BNDES in the amount of R$ 323,552 thousand, divided into two sub-loans:

Sub-loan “A” in the amount of R$ 281,455 thousand destined to investments to increase the installed capacity and improve facilities, implement quality programs, train human resources and invest in Research and Development, within the scope of BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT; and

Sub-loan “B” in the amount of R$ 42,097 thousand destined to investments to acquire domestic machinery and equipment, classified into the criteria of the Special Agency of Industrial Financing - FINAME, required by the project.

Annual interest rate of 1.73% shall incur over the principal amount of sub-loan “A” plus the TJLP (long-term interest rate) variation accrued of 1% p.a., while an annual interest rate of 4.5% shall incur over the sub-loan “B”.

The principal of debt will be settled in 60 monthly and consecutive installments, the first installment maturing on October 15, 2011 and the last installment maturing on September 15, 2016. Financial charges will mature on a quarterly basis between March 2010 and September 2011, and on a monthly basis from October 2011.

The Company will tender as guarantee the receivables deriving from the Services Agreement executed with Telemar Norte Leste S/A (Oi Fixa), TNL PCS S/A (Oi Móvel) and Telemar Internet Ltda. In addition, during the effectiveness of this Agreement, it shall maintain the Debt Service Coverage Ratio equal or higher than 1.65, of which:

a)    Debt Service Coverage Ratio calculated by dividing the Earnings Before Interest, Tax, Depreciation and Amortization–EBITDA by Debt Service on a half-yearly basis;

b)  Earnings Before Interest, Tax, Depreciation and Amortization or EBITDA corresponds to the operating income before the financial result, income tax and social contribution and depreciation and amortization expenses in the half year;

c)  The Debt Service corresponds to the amount of debt effectively paid to creditors as amortization of principal and interest rates in the half year.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

Up to date, BNDES has not authorized any tranche referring to this new agreement.

(b)   Agreement with Banco do Nordeste

In March 2010, Contax executed a loan agreement with Banco do Nordeste (“BNB”) in the amount of R$ 51,000 thousand, aiming at financing the implementation of a new operating unit in the city of Recife. The outstanding balance will be adjusted by a fixed rate of 10% p.a., including full performance bonus of 15%. The maturity of financial charges shall occur quarterly until March 2012, and then monthly between April 2012 and March 2015. The principal shall be paid in 36 monthly installments, from April 2012 to March 2015.

Up to date, BNB has not authorized any tranche referring to this agreement.

(c)    Stock Option Plan

In March 2010, the beneficiaries of the program purchased 892,700 common shares at their average unit fair value of R$12.06.

Contax Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais

32        Approval of consolidated financial statements

The consolidated financial statements were approved by the board of directors and authorized for issue on June 28, 2010.