Form 20-F/A
period 2009-12-31
CONTAX HOLDING CO
filed 2010-09-21
CIK 1332750

As filed with the Securities and Exchange Commission on September [●], 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

Yes ☐  No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2009, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 29, 2010 (the “Form 20-F”).  The sole purpose of this Form 20-F/A is to amend the Form 20-F to file Exhibits 4.22, 4.23 and 4.24 as additional exhibits and, accordingly, update the exhibit list.  Item 19 is hereby amended and restated in its entirety as set forth below.  Except as described above, no other changes have been made to the Form 20-F.

Item 19.       Exhibits

No.	Description
1.1	By-laws of Contax Holding as amended as of November 13, 2009. (Incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).
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

4.7

Sixth Amendment, dated August 1, 2009, to the Services Agreement among Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).

4.8

Seventh Amendment, dated October 30, 2009, to the Services Agreement among Telemar Norte Leste S.A., TNL PCS S.A., Telemar Internet Ltda. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).

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

4.19

Amendment, dated April 1, 2009, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).

4.20

Amendment, dated June 29, 2009, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais S.A. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).

4.21

Amendment, dated December 18, 2009, to the Contact Center Service Agreement between Orbitall Serviços e Processamento de Informações Comerciais Ltda. and TNL Contax S.A. (Incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).

4.22	Loan Agreement, dated March 16, 2010, between Contax S.A. and Banco do Nordeste do Brasil (Filed herewith).

4.23	Loan Agreement, dated October [●], 2007, between Contax S.A. and BNDES (Filed herewith).
4.24	Loan Agreement, dated March 12, 2010, between Contax S.A. and BNDES (Filed herewith).
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).
11.1	Code of Ethics of Contax Holding. (Incorporated by reference to Exhibit 11.1 to the Company’s Registration Statement on Form 20-F filed on August 10, 2005).
12.1

Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Incorporated by reference to Exhibit 12.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).

12.2

Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Incorporated by reference to Exhibit 12.2 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).

13.1

Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Incorporated by reference to Exhibit 13.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).

16.1

Letter from PricewaterhouseCoopers Auditores Independentes with respect to change of auditors. (Incorporated by reference to Exhibit 16.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2010).

SIGNATURES

Contax Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on Form 20-F on its behalf.

CONTAX PARTICIPAÇÕES S.A. By: /s/ Francis James Leahy Meaney Name: Francis James Leahy Meaney Title: Chief Executive Officer Dated: September [●], 2010

FINANCING AGREEMENT N.º 09.2.1523.1, BETWEEN THE BRAZILIAN DEVELOPMENT BANK - BNDES AND CONTAX S.A, WITH A THIRD PARTY INTERVENER AS SPECIFED BELOW:

                            The BRAZILIAN DEVELOPMENT BANK - BNDES, herein referred to simply as “BNDES”, government-owned company, which head-office is located in Brasília, Federal District, and with its principal place of business in Rio de Janeiro, on Avenida República do Chile no. 100, enrolled under the Corporate Taxpayer´s ID (CNPJ/MF) no. 33.657.248/0001-89, represented by their undersigned representatives;

And

                            CONTAX S.A, hereinafter referred to as BENEFICIARY, a corporation with registered offices in the city and State of Rio de Janeiro, at Rua do Passeio no. 48-56 part, Centro, zip code 20021-290, enrolled under the Corporate Taxpayer´s ID (CNPJ/MF) no. 02.757.614/0001-48, represented by its undersigned representatives; and appearing as its INTERVENER, CONTAX HOLDINGS S.A., a corporation with registered offices in the City and State of Rio de Janeiro, at Rua do Passeio no. 48-56 part, Centro, zip code 20021-290, enrolled under the Corporate Taxpayer´s ID (CNPJ/MF) no. 04.032.433/0001-80, by their undersigned representatives;

The parties, between them, hereby agreed to execute what is contained in the following clauses:

FIRST
NATURE, VALUE AND PURPOSE OF THE CONTRACT

                                     BNDES grants the BENEFICIARY, by this Agreement, a credit of R$ 323,552,000.00 (three hundred twenty-three million, five hundred fifty-two thousand reais) divided into 02 (two) sub-credits in the following values:

I – Subcredit “A”: R$ 281,455,000.00 (two hundred eighty-one million, four hundred fifty-five thousand reais) to be provided with ordinary resources from the BNDES, which are composed of, among other sources, from the Workers’ Assistance Fund – FAT, by resources originating from the Special Deposits - FAT and from the PIS/PASEP Fund, with due note as to their allocation and the relevant legislation in each of the aforementioned sources, observing the provisions of Paragraph Two of the Second Clause;

II – Subcredit “B”: R$ 42,097,000.00 (forty-two million and ninety-seven thousand reais) to be provided with ordinary resources from the BNDES, which are composed of, among other sources, from the Workers’ Assistance Fund – FAT, from the Special Deposits - FAT and from the PIS/PASEP Fund, with due note as to their allocation and the relevant legislation in each of the aforementioned sources, observing the system prescribed for the Programa BNDES de Sustentação do Investimento – BNDES PSI, object of the Resolution No. 1.872/2009-BNDES, December 29th, 2009, under the terms of the Provisional Measure No. 465 of June 29th, 2009, later converted into Law No. 12 096 of November 24th, 2009 and Decree No. 7031 of December 14th, 2009 and as well as the regulations issued by the National Monetary Council, under Resolution No 3759 of July 09th, 2009, as amended by Resolution No. 3789 of September 24th, 2009 and No 3820 of December 16th, 2009, and also the Ordinance of the Minister of State Farm No. 5, January 13th, 2010, subject to the provisions of Paragraph Three of the Second Clause.

SOLE PARAGRAPH

                            The credit is destined for:

I – Subcredit “A”: investments for expansion of production capacity and modernization of facilities, implementation of quality programs, training and investments in Research and Development, under the Software Industry and Correlated Services Development Program - BNDES PROSOFT;

II – Subcredit “B”:  investments for the purchase of machinery and equipment that fit the criteria of the Special Agency for Industrial Financing - FINAME, required for the project mentioned in Item I, sole paragraph of this Clause, under the Programa BNDES de Sustentação do Investimento – BNDES PSI.

SECOND
CREDIT AVAILABILITY

                            The credit will be available to the BENEFICIARY, in installments, after the fulfillment of the conditions of use mentioned in the Ninth Clause, as required for the completion of the project funded. The installments will be available in accordance with the time-schedule for financial application of the BNDES, which is subject to resource definition for their applications by the National Monetary Council.

PARAGRAPH ONE

                            The resources of this operation will be deposited for the BENEFICIARY through an account opened in its name at the BNDES, linked specifically to this operation and that cannot be freely operated. At the time of release of the contracted values, the debits determined by law and authorized contractually by the BENEFICIARY will be made, with the remaining balance immediately transferred to the BENEFICIARY´s checking account no 06815-3, agency No 0911, at Banco Itaú S.A.

PARAGRAPH TWO

                            The value of each installment of subcredit "A" available to the BENEFICIARY shall be calculated according to the criteria established by the law that regulates the Long Term Interest Rate – TJLP, which determines the debit balances of loans contracted with the BNDES since November 30, 1994.

PARAGRAPH THREE

                            The value of each installment of sub-credit "B" available to the BENEFICIARY will be maintained in the currency real (R$) and will not be changed until its actual release.

THIRD
INTEREST RATES REGARDING SUBCREDIT “A”

                            Over the balance of the BENEFICIARY´s financing agreement arising from sub-credit "A", an interest rate of 1.73% (one and seventy-three hundredths percent) per year (as compensation), will be charged in addition to the Long-Term Interest Rate – TJLP, released by the Central Bank of Brazil, plus 1% (one percent) per year (cost of funds provided for in section II of the fifth paragraph of Article 1 of the Provisional Measure No. 453, of January 22nd, 2009, amended by the Provisional Measure No 462 of May 14th, 2009), observing the following systematic:

I -      When TJLP exceeds 6% (six per cent) per year:

a)    a)     The amount of the portion of the TJLP that exceeds 6% (six percent) per year will be capitalized in the 15th (fifteenth) of each month of the term of this Agreement, and at the maturity or liquidation of the agreement, subject to the provisions of the Eighteenth Clause, and charged on the incidence of the following capitalization term on the outstanding balance, then consider all financial events that have occurred during the period:

TC  =     [(1 + TJLP)/1,06]n/360 - 1 (capitalization term equal to, open bracket, the TJLP ratio increased by unit and divided by one and six hundredths, close bracket, to the power corresponding to the ratio "n" divided by three hundred and sixty, less the result of such unit), as follows:

TC -       capitalization term;

TJLP -   Long term interest rate, released by the Central Bank of Brazil, and

n -          number of days between the date of the financial event and the date of capitalization, maturity or liquidation of the obligation, considering that a financial event is any fact of a financial nature which results or may result in a change of the outstanding balance of this Agreement.

b)               The percentage of 1.73% (one and seventy-three hundredths percent) per year above TJLP (compensation), referred to in the caput of this clause, plus the not capitalized TJLP portion of 6% (six percent) per year and 1% (one percent) per year (cost of funds provided for in section II of the fifth paragraph of Article 1 of the Provisional Measure No. 453 of January 22nd, 2009, amended by the Provisional Measure No. 462, May 14th, 2009), over the balance due on the dates in which payment of interest referred to in Paragraph Two, or at maturity or liquidation of this Agreement, subject to the provisions of letter "a", and considered for the calculation of daily interest, number of days from the date of each financial event and the due dates noted above.

II -        When TJLP is equal to or less than 6% (six percent) per year:

The percentage of 1.73% (one and seventy-three hundredths percent) per year above TJLP (compensation), referred to in the caput of this clause, plus the TJLP and 1% (one percent) per year (cost of funding provided for in section II of the fifth paragraph of Article 1 of the Provisional Measure No. 453 of January 22nd, 2009, amended by the Provisional Measure No. 462, May 14th, 2009), over the balance due on the dates of chargeability of interest referred to in Paragraph Two, or at maturity or liquidation of this Agreement, being considered for the calculation of daily interest, the number of days from the date of each financial event and the due dates noted above.

PARAGRAPH ONE

                            The amount specified in item I, letter "a" to be capitalized by adding to the debt balance will be payable under the terms of the Seventh Clause.

PARAGRAPH TWO

                            The amount established pursuant to item I, letter "b" or in item II shall be payable quarterly on the 15 (fifteen) of the months of March, June,

September and December each year during the period from March 15th, 2010 and September 15th, 2011, and monthly from October 15th, 2011, including, together with the installments of the debt balance at maturity or settlement of this Agreement, subject to the provisions of the Eighteenth Clause.

FOURTH
INTEREST RATES REGARDING SUBCREDIT “B”

Over the balance of the BENEFICIARY´s financing agreement arising from sub-credit "B", an interest rate of 4.5% (four point five percent) per year (as compensation) will be charged.

PARAGRAPH ONE

                            The amount of interest will be payable quarterly on the 15 (fifteen) of the months installments of the debt balance at maturity or settlement of this Agreement, subject to the provisions of the Eighteenth Clause.

FIFTH
CHARGES RELATED TO CREDIT RESERVE

                            The BENEFICIARY shall pay BNDES the charges related to credit reserve of 0.1% (one tenth percent), payable over a period of 30 (thirty) days, or fraction, and levied on:

I -      the unused balance of each credit installment from the day after its availability to date of use, will be chargeable; and

II -     the unused balance of credit, from the very day of its availability through the date of cancellation, made at the request of the BENEFICIARY, or made at the request of BNDES, whose payment will be due on the date of the request or the decision of BNDES, as appropriate.

SOLE PARAGRAPH

                            The incidence of the charges referred to in items II and III above will occur in case the resource availability is fixed.

SIXTH
DEBT COLLECTION AND PROCESSING

                            The collection of the debt balance and charges will be made by a Notice of Collection issued by the BNDES, in advance so that the BENEFICIARY can liquidate these obligations by the dates of their maturity.

SOLE PARAGRAPH

                            The non-receipt of the Notice of Collection will not release the BENEFICIARY of its obligation to make the payments of the debt balance and charges on the dates set forth in this Contract.

SEVENTH
AMORTIZATION

                            The debt balance arising from this Contract shall be paid to the BNDES in 60 (forty-eight) successive monthly installments, each in the amount of the debt balance divided by the number of amortization installments not yet expired, the first installment being payable on October 15th, 2011, subject to the provisions of the Eighteenth Clause, being that the BENEFICIARY pledges to settle all obligations under this Agreement with the final installment on September 15th, 2016.

EIGHTH
OPERATION GUARANTEE

                           To ensure payment of any obligations under this Agreement, such as the debt balance, interest, fees, penalty, fines and costs, the BENEFICIARY gives BNDES in fiduciary assignment pursuant to the third paragraph of Article 66-B of Law No. 4728 of July 14th, 1965, the credit rights that he holds, from the Service Delivery Agreement signed by the BENEFICIARY with TELEMAR NORTE LESTA S.A., TNL PCS S.A. (OI) and TELEMAR INTERNET LTDA, on November 30th, 2004, and its amendments.

PARAGRAPH ONE

                            The guarantee provided in this clause shall be governed by the execution of the Fiduciary Assignment of Rights, Management Accounts and Other Covenants, between the BENEFICIARY and BNDES, which will be part of this Agreement for all purposes and effects of law.

PARAGRAPH TWO

                            In order to validate the transfer trust, the BENEFICIARY states to hold the Credit Rights to the agreement referred to in the caput of this clause, obligating itself to judicially notify borrowers of credit or obtain a signed term from these said borrowers regarding the Fiduciary Assignment of Rights, Management Accounts and Other Covenants

PARAGRAPH THREE

                            A fiduciary assignment of all revenues (“REVENUE COURTESY") from the provision of services to TELEMAR NORTE LESTE S.A, TNL PCS S.A (OI) and TELEMAR INTERNET LTDA, from the Service Delivery Agreement signed on November 30th, 2004 and its amendments, is provided on an irrevocable and irreversible nature, since the signing of this Agreement and until the final settlement of all obligations herein assumed by the BENEFICIARY.

PARAGRAPH FOUR

                            The BENEFICIARY is obligated to deposit the REVENUE COURTESY solely in a "Main Account" created for that purpose, and to establish and maintain until final settlement of all obligations under this Agreement "Reserve Account for the Debt Service with the BNDES" with sufficient resources for payment at any time of 03 (three) months, at least, of the financing agreement, including payments of principal and accessories.

PARAGRAPH FIVE

                           The movement of the accounts referred to in Paragraph Four will be held solely by the collecting banks - Financial Institution indicated by the BENEFICIARY and approved by the BNDES, which will open such accounts, not being allowed to issue checks or any other means of account movement performed by the BENEFICIARY.

PARAGRAPH SIX

                           For the purpose of filling the " Reserve Account for the Debt Service with the BNDES", mentioned in Paragraph Five, the value of 3 (three) months of the financing agreement should correspond to 3 (three) times the sum of the first installment that matured of the debt balance and the debt arising from this Contract, during the grace period, and 3 (three) times the sum of the last installment, due to the amortization of the debt balance and debt arising from this agreement during the amortization period.

NINETH
MODIFICATION OF THE LEGAL CRITERIA OF REMUNERATION
OF THE ORIGINATING RESOURCES OF THE PIS/PASEP AND/OR FAT FUND

                           In the event that the legal criteria of remuneration of the funds transferred to the BNDES, originated from the PIS/PASEP Fund and/or the Worker Support Fund – FAT, are substituted, the remuneration provided for in the Third Clause may, at the discretion of the BNDES, be exchanged to the new criteria for remuneration of those resources, or other, as indicated by BNDES, which, besides preserving the current value of the transaction, maintain the same rate of payment as before. In this case, BNDES will communicate the change in writing to the BENEFICIARY.

TENTH
SPECIAL OBLIGATIONS OF THE BENEFICIARY

The BENEFICIARY is obliged to:

I -         comply, when applicable, until the final liquidation of the debt arising hereunder, the "PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES," adopted by Resolution No. 665 of December 10th, 1987, partially amended by Resolution No. 775 of December 16th, 1991, by Resolution No. 863 of March 11, 1996, by Resolution No. 878 of September 4th, 1996, by Resolution No. 894 of March 6th, 1997, by Resolution No. 927 of April 1st, 1998 by Resolution No. 976 of September 24th, 2001, by Resolution No. 1.571/2008 of March 4th, 2008 and Resolution No. 1832 of September 15th, 2009, all Board of BNDES, published in the Official Gazette (Section I), December 29, 1987, December 27th, 1991, April 8th, 1996, September 24th, 1996, March 19th, 1997, April 15th, 1998, October 31st, 2001, March 25th, 2008 and November 6th, 2009, respectively, whose copy is delivered in this act, to the BENEFICIARY, which, after taking note of all the contents thereof, agree to accept it as integral and inseparable part of this Agreement, for all purposes and legal effects;

II -        use all of the subcredit "A" in up to 18 (eighteen) months from the date of signing this Agreement, without prejudice to the power of the BNDES, before or after the expiration of that period, under the guarantees hereunder, extend the deadline, by written permission, by letter, regardless of registration or other formalities;

III -       use all of the subcredit "B" in up to 18 (eighteen) months from the date of signing this Agreement, without prejudice to the power of the BNDES, before or after the expiration of that period, under the guarantees hereunder, extended by a maximum of 06 (six) months upon written permission, by letter, regardless of registration or other formalities;

IV -      assuming that, under the project that is cited in the first clause, a reduction of the BENEFICIARY’s staff occurs during the term of this Agreement, provide a training program focused on job opportunities in the region and/or a replacement program for the workers, after having submitted to BNDES for consideration document specifying and certifying the completion of negotiations with the competent representation(s) of employees involved in the dismissal process;

V -       adopt, during the term of this Agreement, measures and actions to prevent or correct environmental damage, safety and occupational health that may be caused by the project that is cited in the First clause;

VI -      maintain in good standing terms the obligations to the governmental organs responsible for matters related to the environment, during the term of this Agreement;

VII -     observe during the term of this Agreement, the legislation applicable to persons with disabilities;

VIII -    communicate to the BNDES, in the event date, the name and CPF of the person who, in the exercise of their paid function or being among its owners, controllers or directors, has been sworn in as a Federal Congressman or a Senator.

IX -      not transfer or bind in favor of another creditor, without the prior consent of the BNDES, the trustee rights assigned under the heading of the Eighth Clause of this Contract;

X -       not to amend, rescind or alter in any way without prior written consent of the BNDES, the Contract referred to in the heading of the Eighth Clause of this Agreement;

XI -      not constitute, without prior permission of the BNDES, pledge or liens on the receivables give as guarantee to the BNDES in the Eighth Clause of this Agreement, under penalty of accelerated maturity;

XII -     provide BNDES, within 120 (one hundred and twenty) days after the closing of the fiscal year, the financial statement covering the results of all subsidiaries based in the country, with their opinions, issued by independent audit company registered in the Securities Commission - CVM, which should be preceded by the Work Plan and Letter of Recommendation;

 XIII -   establish, within un-extendable 180 (one hundred eighty) days from the release of the final installment of the credit through specific documentation required by the BNDES, cumulative disbursements to the project referred to in the First Clause;

XIII.1 – assuming that the total installments by the BNDES are not released, the value to be established by the BENEFICIARY shall be the amount released by BNDES plus the proportional share of the project, mentioned in the First Clause, invested by the BENEFICIARY;

XIV -   not transfer, assign, encumber or dispose of, in no event or under any modality, the right of ownership over the technology or the products it developed with funds from this transaction, without the prior written consent of the BNDES;

XV -    disclose, in the website occupied by the BENEFICIARY on the Internet and in a prominent position at the company headquarters, that it is receiving financial assistance of the BNDES, as the form provided by BNDES;

XVI -   provide, when requested by BNDES, documents of all kinds of companies in which it holds equity interest, directly or indirectly;

XVII -   maintain during the term of this Contract, a Debt-Service Coverage Ratio (DSCR) equal to or greater than 1.65 (the quotient of dividing EBITDA by the Debt-Service), whose calculation will be performed by auditors registered with the Securities and Exchange Commission - CVM based on the consolidated financial statements with limited review in the first half, and full review at year’s end, should be presented to BNDES, respectively, until September 30th and 30th of April of each year, and report the financial index calculation simultaneously with the audit reports publication;

             XVII.1 - For purposes of calculating the Debt-Service Coverage Ratio set out in item XVII, the following definitions and criterias should be used:

a)    Debt-Service Coverage Ratio is calculated by dividing Earnings Before Income Tax, Interest, Depreciation and Amortization – EBITDA for Debt-Service;

b)    Earnings Before Income Tax, Interest, Depreciation and Amortization - EBITDA is equivalent to operating income before expenses (revenue) and income taxes, plus depreciation and amortization;

c)    Debt-Service equals to the amount of debt actually paid to creditors by way of repayment of principal and interest.

 XVIII - in the event of noncompliance with the Debt-Service Coverage Ratio set out in item XVII, the BENEFICIARY agrees to submit bank guarantees provided by a financial institution that, at the discretion of the BNDES, has a sound financial situation that allows it to provide solvency for the total debt, under penalty of accelerated maturity of this Agreement;

XIX -     in the event of a 40% (forty percent) or more reduction of the billing contract referred to in the Eighth Clause, the BENEFICIARY agrees to submit bank guarantees provided by a financial institution that, at the discretion of the BNDES, has a sound financial situation that allows it to provide solvency for the total debt, under penalty of accelerated maturity of this Agreement;

XX -     fill the Reserve Account Debt Service BNDES with the minimum balance, pursuant to Paragraph Four and Six of the Eighth Clause prior to the end of the grace period;

XXI -     maintain the minimum balance of the Reserve Account referred to in Paragraph Four of the Eighth Clause to the final settlement of the obligations of this Agreement, except for the possibility of using the "Reserve Account Debt Service BNDES" for the discharge of the last installment of amortization of the debt balance and accessories of the debt arising from this Contract

ELEVENTH
OBLIGATIONS OF THE INTERVENING HOLDING COMPANY

                            The intervening company Contax Participações S.A., described in the introduction of this Agreement assumes, in this act, the obligation of:

I -      submitting for approval to BNDES any proposals about any matter concerning the encumbrance in any capacity, of its shares, issued by the BENEFICIARY, regarding the sale, acquisition, merger, consolidation, division of assets or any other act that matters or is likely to import changes in the current configuration of the BENEFICIARY or transfer of control of the beneficiary, or alteration of their status as controlling shareholder, in accordance with art. 116 of Law       No. 6404 of December 15th,1976;

 II -    not supporting the inclusion in a corporate agreement, statute or social contract of the BENEFICIARY, in matters related to the:

a)        restriction on the growth capacity of the BENEFICIARY or its technological development;

b)        restriction on access to new markets; or

c)         restriction or prejudice the ability to pay the financial obligations of operations with the BNDES;

III -    not promote acts or measures which hinder or alter the economic-financial balance of the BENEFICIARY;

IV -    take all necessary measures to guarantee the fulfillment of the purpose of this operation.

TWELFTH
RECIPROCAL POWER OF ATTORNEY

                            The BENEFICIARY and Intervening, hereby in an irrevocably and irreversibly manner, form a mutually and reciprocally power of attorney until final resolution of the debt assumed herein, authorized to receive summons, notices and subpoenas, and also empowered “ad judicia” to the forum in general, which may substitute for a lawyer, regarding any judicial or extrajudicial proceedings against them promoted by the BNDES, as a result of this Agreement, and are allowed to perform all acts necessary for the proper and faithful performance of this mandate.

THIRTEENTH
CONDITIONS FOR THE USE OF THE CREDIT

                            The use of credit, in addition to compliance, when applicable, the conditions specified in Articles 5 and 6 of "PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES" mentioned above, and set in the "RULES AND INSTRUCTIONS FOR MONITORING", as referred to in Article 2 of the same "PROVISIONS", shall be subject to the fulfillment of the following:

I -      To use the first installment of the credit:

a)       Opening of a current account by the BENEFICIARY, with BNDES;

b)       finalization of the contract Fiduciary Assignment of Rights, Management Accounts and Other Covenants, mentioned in Paragraph One of the Eighth Clause of this Agreement, in satisfactory terms to the BNDES;

c)       evidence of compliance with the notifications referred to in Paragraph Two of the Eighth Clause;

II -     To use each installment of the credit:

a)      absence of any fact which, at the discretion of BNDES, will amend the financial situation of the BENEFICIARY or that could compromise the implementation of the project now funded in order to change it or preclude its implementation, in accordance with the project approved by BNDES;

b)      submission by the BENEFICIARY of Debt Clearance Certificate - CND, issued by the Internal Revenue Service of Brazil, through the INTERNET to be drawn by the BENEFICIARY at the address www.previdenciasocial.gov.br verified by BNDES at the addresses www.previdenciasocial.gov.br or www.receita.fazenda.gov.br.

c)      proof of regularity before the environmental government agencies, or when such evidence has already been submitted and is in force, a statement from the BENEFICIARY regarding the continuity of the validity of such document;

d)      submission, preferably by a electronic file, the list containing data that identifies the goods corresponding to the portion of credit to be used, specifying the equipment, the manufacturer, value, and other information as may be requested by the BNDES, so to prove that the machinery and equipment purchased with funds from this contract are accredited by BNDES.

FOURTEENTH
BREACH OF CONTRACT

                            In the event of breach of contract regarding the obligations assumed by the BENEFICIARY, shall be subject to the provisions in arts. 40-47-A of the "PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES", which refers to item I, of the Tenth Clause.

FIFTEENTH
FINE FOR FILING JUDICIAL CLAIMS

                                 In the event of legal debt recovery claims arising from this Contract, the BENEFICIARY will pay a fine of 10% (ten percent) over the debt balance and debt service charges, as well as extrajudicial costs and attorney fees, payable from the date of commencement of the judicial recovery measure.

SIXTEENTH
ANTICIPATED LIQUIDATION

                            In the event of anticipated liquidation, the guarantees will be released though the provisions of the Eighth Clause, Paragraph Two, of the “PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES" mentioned in Section XIV, item I, will be applied to the other obligations.

SEVENTEENTH
ACCELERATED MATURITY

                            BNDES may declare accelerated maturity in regards to this Agreement, demanding the total payment and restraining any installment disbursement - under Articles 39 and 40 of the "PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES", Eighth Clause of this Agreement, item I - if it attests that the BENEFICIARY rupture the aforementioned articles:

a)            reduction of the BENEFICIARY’s staff without meeting the provisions of item IV of the Tenth Clause;

b)            the sentencing against the BENEFICIARY or its directors of acts practiced that may result in discrimination based on race or gender, child labour, forced labour, sexual or moral harassment, or crime against the environment;

c)            the inclusion in corporate agreement, statute or social contract of the BENEFICIARY, or any controlling company, a device that introduces restrictions or impairment in the ability to pay the financial obligations resulting from this operation;

d)           the falseness of the statement signed by the BENEFICIARY on January 22nd, 2010, prior to the engagement, which denied the existence of liens on receivables offered by BNDES;

e)            failure to fulfill the obligations contained in the items XIII and XIV of the Tenth Clause;

f)             failure to fulfill any obligations of the instrument referred to in Paragraph One of the Eighth Clause;

g)            the extinction and/or accelerated maturity of the instrument referred to in Paragraph One of the Eighth Clause;

h)        court recognition of a extrajudicial recovery plan, the granting of a judicial recovery or the declaration of bankruptcy of the BENEFICIARY;

i)          the constitution, without the prior permission of the BNDES, pledge or lien on the receivables as collateral to BNDES in the Eighth Clause;

j)          non-compliance with the obligations foreseen in items XVIII and XIX of the Tenth Clause.

PARAGRAPH ONE

                            In case the resources granted under this Agreement are used in any purpose other than that specified in the First Clause, BNDES, without prejudice to this Clause, will notify the fact to the Federal Public Ministry, for the purposes and effects of Law No. 7,492 of June 16th, 1986.

PARAGRAPH TWO

                            This contract will have accelerated maturity, with the enforceability of the debt and restraining any immediate disbursement, at the date of being sworn in as a Federal Congressman or Senator, the person engaged in a remunerated activity for the BENEFICIARY, or is among its owners, controllers or directors, people included in the impediments foreseen in the Federal Constitution, Fifty-fourth Clause, items I and II. No extra fees related to noncompliance will be charged, provided that the payment occurs within 05 (five) working days from the date of  being sworn in, under penalty of charges set for the events of accelerated maturity due to noncompliance.

EIGHTEENTH
MATURITY DATE DURING PUBLIC HOLIDAYS

                            Every installment maturity date regarding the amortization of the debt balance and charges that occurs on Saturdays, Sundays or National, State, County or Municipal holidays, including banking holidays, for all intents and purposes of this Agreement, will be postponed to the following business day, and the charges calculated until this date and also starting from this date, for the assessment and calculation of late fees.

PARAGRAPH ONE

For the purposes of this Clause, unless otherwise noted, the only holidays that are considered are those that take place where the headquarters of the BENEFICIARY is located, whose address is specified in this Contract.

The BENEFICIARY submitted the Certificate of Good Standing concerning federal taxes and debt with the Union, CPD-EN nº 003112009-17300614, issued on December 14th, 2009, by the Internal Revenue Service of Brazil.

The INTERVENER submitted the Certificate of Good Standing concerning federal taxes and debt with the Union, CND nº 008142009-21200433, issued on December 10th, 2009, by the Internal Revenue Service of Brazil.

The pages of this agreement are initialed by Lilian Metelli Arcos de Oliveira Benjamin, an attorney with the BNDES, with the approval of the legal representatives that sign below.

And, having mutually agreed on the terms of this contract, signed 03 (three) copies of equal terms for one sole purpose, in the presence of the witnesses that signed below.

Rio de Janeiro,

BNDES:

BRAZILIAN DEVELOPMENT BANK - BNDES
BENEFICIARY:

CONTAX S/A
INTERVENER:

CONTAX PARTICIPAÇÕES S/A
WITNESSES:

Name:	Name:
ID:	ID:
CPF:	CPF:

FINANCING AGREEMENT   no 64.2010.3.26, BETWEEN THE BANCO DO NORDESTE DO BRASIL S.A. AND CONTAX S.A, AS SPECIFED BELOW:

FIRST CLAUSE – PARTIES, VALUE, NATURE AND PURPOSE OF THE CONTRACT:

                            The Banco do Nordeste do Brasil S.A., a public joint corporation, located at Avenida Pedro Ramalho, 5700, Passaré em Fortaleza (CE), enrolled with the Financial Ministry under CNPJ No. 07.237.373/0064-03, herein referred to as the “BANK”, by their undersigned representatives, opens in favor of CONTAX S.A., hereinafter referred to as the “BENEFICIARY”, by their undersigned representatives, credit of R$ 51,000,000.00 (fifty-one million reais) to be provided with resources from the Constitutional Northeast Financing Fund (FNE), credit granted for the construction of the BENEFICIARY’s contact center operating site called Fundição, located in Rua 24 de Agosto, identified as LOT 3-C district of Santo Amaro, in Recife, according to the Budget Annex and to the Third Clause – Disbursement.

SECOND CLAUSE – PERSONAL RESOURES:

                            The difference between total expenditures budgeted in the Budget Annex of this instrument and the credit granted will be funded with the BENEFICIARY’s own resources, which, minus the portion already applied in the project financed, will be applied proportionally and prior to the share of resources of the credit granted.

SOLE PARAGRAPH – The BENEFICIARY assumes the obligation to complement with personal resources any additional investment due to possible increases in the value of items to be financed.

THIRD CLAUSE  – DISBURSEMENT:

                            In currency, in installments, at times specified in the Budget Annex.

FOURTH CLAUSE – PRE-DISBURSEMENT:

                            The disbursement of any portion of the credit will only occur after the following conditions are satisfactorily met:

a)                         proof of actual receipt by the BENEFICIARY of inputs or raw materials and/or machinery and/or tractors and/or vehicles and/or equipment financed, if any;

b)                         evidence of the record of this instrument registered in a notary office and/or other competent organ(s);

c)                          physical, financial and fiscal proof given by the BENEFICIARY, starting from the second installment of disbursement, demonstrating the correct use of funds previously disbursed, as well as the application of own resources, if any, within the limits established by contract with the BANK;

d)                         prior presentation by the BENEFICIARY of the following certificates: Certificate of Good Standing concerning federal taxes and debt with the Union, issued together in one document by the Attorney General of the National Treasury (PGFN) and the Internal Revenue Service of Brazil (RFB); Certificate of Good Standing relating to the Social Security Contributions and Third Party, issued by the Federal Revenue Service of Brazil (RFB) and Certificate of Good Standing FGTS (CRF), issued by the Caixa Econômica Federal;

e)                         presentation of ART - Technical Responsibility Certificate from the Regional Council of Engineering and Architecture - CREA of Pernambuco, covering the project, as well as the implementation and supervision of the work, prior to releasing the first installment of the credit;

f)                           partial constitution of the RESERVE ACCOUNT 1, totaling R$ 10.940.086.97 (ten million, nine hundred and forty thousand eighty six reais and ninety seven cents) in proportion to the first disbursement of the installment credit, with a minimum advance of at least 48 (forty eight) hours, in accordance with NINETEENTH CLAUSE - LIQUIDITY FUND RESERVE ACCOUNT 1 (ONE);

g)                         partial constitution of the RESERVE ACCOUNT 2, totalling R$ 10.000.000.00 (ten million reais), up to 48 (forty eight) hours before the first disbursement of a credit tranche, as stated in the TWENTIETH CLAUSE - LIQUIDITY FUND RESERVE ACCOUNT 2 (TWO);

h)                         Binding of receivables with traffic on a CENTRALIZED ACCOUNT in the monthly amount, of at least R$ 10,000,000.00 (Ten Million Reais), as provided in the TWENTIETH-FIRST CLAUSE – ACCOUNT RECEIVABLES;

i)                           prior to the release of the credit’s first installment, the following additional documents to the Budget Annex must be shown, which will be submitted to the technical area of the BANK, for their appreciation and monitoring:

                      i.              Excel spreadsheet detailing the unit price and total price relating to labour and materials;

                    ii.              Submission of floor plans of building’s floors, including subtitles;

                   iii.              Submission of executive projects, which will be elaborated during the construction;

                   iv.              Submission of the contracts with the suppliers of the "installations" and "equipment" for the Fundição site, as well as other sites of the BENEFICIARY;

FIFTH CLAUSE – DISBURSEMENT FOR PROCUREMENT OF GOODS AND/OR PERFORMANCE OF SERVICES:

                            The disbursements of credit related to acquisitions and / or services will be funded through direct payment to the seller of goods or provider of services, upon delivery of the receipt, or an equivalent document with receipt or discharge, or as applicable, a duplicated paid off. The BANK, at its discretion, may also make disbursements directly to the BENEFICIARY, if there is no expressed law or standards against it provided by the Central Bank of Brazil.

SIXTH CLAUSE - FINANCIAL CHARGES:

                            Interest due to the effective rate of 10% p.y. (ten percent per year), with the value of the interest calculated and compounded monthly and payable quarterly on the 16 (sixteen) of each month, during the grace period set at 24 (twenty four) months, from March 16, 2010, to March 16, 2012, and monthly during the amortization period from April 16, 2012, together with the unpaid instalments of principal, and at the debt’s maturity and settlement, on the average daily debit balance of the calculation period.

FIRST PARAGRAPH – In case of suspension or ban of the usage of the interest rate agreed on, the BANK is authorized to use other legal forms of compensation. In case an official replacement of the interest rate is established, it will prevail, regardless of the date of the decision.

SECOND PARAGRAPH – When in the month of calculation the agreed date for calculating interest charges does not exist, the date of calculation will be the first business day thereafter.

THIRD PARAGRAPH – For purposes of capitalization of the financial charges per working day, including default, city and state holidays will be considered as working days.

SEVENTH CLAUSE - REVIEW OF INTEREST RATE CHARGED REGARDING RESOURCES OF THE FNE:

                            It is agreed between the BANK and the BENEFICIARY that the effective interest rate specified in the SIXTH CLAUSE – FINANCIAL CHARGES, for the FNE funds, may be reviewed without the need for an amendment to the contract, according to the terms of paragraphs 3o and 4o, of Article 1o, of Law no 10.177, of 01/12/2001, published in the Diário Oficial da União in 01/15/2001. The new rate of interest, obtained from the review in accordance to this clause, shall be informed by the BANK to the BENEFICIARY in writing.

EIGHTH CLAUSE – COMPLIANCE BONUS ON CHARGES OF THE FNE:

                            Regarding the charges on the resources of the FNE, as provided in the SIXTH CLAUSE – FINANCIAL CHARGES, a compliance bonus of 15% (fifteen percent) will apply, provided that the interest or principal and interest instalments are paid until their due date, as set forth in this credit contract.

NINTH CLAUSE – FINANCIAL CHARGES EQUIVALENT TO THE CHARGES ON FNE RESOURCES:

                            The financial charges on the resources of the FNE, agreed upon herein, are equivalent to financial charges in monthly basis, namely, the effective rate of interest at 0.7974% per month (seven thousand nine hundred seventy-four tenths of thousandths per cent months).

TENTH CLAUSE – TAXES:

                            This form of credit is not subject to duty on credit operations, foreign exchange and insurance, or in securities (IOF).

ELEVENTH CLAUSE – RATES:

                            This transaction is subject to bank fees charged to the BENEFICIARY, as follows: Study and Analysis of Technical and Financial-Economic Feasibility of the Project Rate in the amount of R$ 510,000.00 (five hundred and ten thousand reais) and an Operations Initialization Rate in the amount of R$ 255,000.00 (two hundred and fifty-five thousand reais).

TWELFTH CLAUSE – METHOD OF PAYMENT:

                            The loan principal will be repaid in accordance with the payment schedule as indicated below, forcing the BENEFICIARY to settle, with the last instalment, all remaining financial obligations:

04/16/2012, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 05/16/2012, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 06/16/2012, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 07/16/2012, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 08/16/2012, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 09/16/2012, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 10/16/2012, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 11/16/2012, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 12/16/2012, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 01/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 02/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 03/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 04/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 05/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 06/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 07/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 08/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 09/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 10/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 11/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 12/16/2013, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 01/16/2014, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 02/16/2014, R$ 1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 03/16/2014, R$

1,416,666.67 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty seven cents), 04/16/2014, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 05/16/2014, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 06/16/2014, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 07/16/2014, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 08/16/2014, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 09/16/2014, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 10/16/2014, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 11/16/2014, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 12/16/2014, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 01/16/2015, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 02/16/2015, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents), 03/16/2015, R$ 1,416,666.66 (one million, four hundred and sixteen thousand and six hundred sixty six reais and sixty six cents).

THIRTEENTH CLAUSE – DEBT AUTHORIZATION:

                            If the repayment of the loan does not occur in the instalment dates agreed on, the BANK is authorized to debit the corresponding values from the BENEFICIARY’s deposit account maintained at the BANK, provided that, there are sufficient resources in the account for this purpose. The BENEFICIARY is obliged to settle along with the last instalment all remaining balance under this financing agreement.

FOURTEENTH CLAUSE – EARLY PAYMENT:

                            The BENEFICIARY may, upon express notice, with at least 10 (ten) days in advance, pay off, settle or pay in advance, the credit granted through this contract, observing the conditions laid down by the BANK and the sources of funds, paid based on charges under this agreement, calculated on a pro rata basis and from the date of release of funds or the final accounting of charges, until the date of actual payment in advance.

FIFTEENTH CLAUSE – PLACE OF PAYMENT:

                            The BENEFICIARY will pay all claims arising from this agreement in BANK agency that granted this credit, or where it is charged or claimed by the BANK.

SIXTEENTH CLAUSE - TOLERANCE:

                            The tolerance of the BANK regarding the breach of any obligation assumed by BENEFICIARY, will not in any way affect the conditions stipulated in this agreement, nor oblige the BANK in regards to the future instalments or defaults.

SEVENTEENTH CLAUSE - CHARGES FOR DEFAULT:

                            Occurring default in the payment of any financial obligation stipulated in this agreement (principal and/or accessories), lack of credit application on the purposes agreed upon, any other irregularity that is seen as intentional or unjustifiable, and / or breach of any obligation of this agreement, the charges agreed upon in the SIXTH CLAUSE – FINANCIAL CHARGES, plus interest at 12% p.y. (twelve per cent per year) calculated additively will occur.

 FIRST PARAGRAPH – The default burdens will incur on the outstanding balance, as of the following dates and conditions:

a)                         from the date of maturity of the instalment, in case of a delay in payment: default charges only on the late balance;

b)                         from the date of the instalment, for values unused: effect on the unused portions or diverted;

c)                          from the date of the finding by the BANK of other irregularities: impact on the portion(s) considered irregular(s);

d)                         the date on which the Bank declares the operation’s maturity in advance: impact on the total outstanding balance of the transaction, less the value inapplicable, which will conform to item "b", above.

SECOND PARAGRAPH – Besides the default charges, it shall be payable, in case of claim recovery through a lawsuit, fines amounting to 10% (ten percent) on the values of the principal and accessories that are owed.

EIGHTEENTH CLAUSE - BOND:

                            The intervener surety, signed in the end of this agreement, took for himself and his successors, before the BANK, as guarantor and the principal payer of claims for the BENEFICIARY, waiving the rights under Articles 366, 827, 835, 937 and 838, from the Civil Code (Law no 10.406, of 01/10/2002), and being jointly responsible for the fulfilment of all obligations assumed by BENEFICIARY in this agreement.

NINETEENTH CLAUSE - LIQUIDITY FUND RESERVE ACCOUNT 1 (ONE):

                            Still, for the security of payment of the principal of the debt, with all contracted charges, the BENEFICIARY hereby irrevocably and irreversibly, undertakes to provide a LIQUIDITY FUND, represented by investments in the current account denominated RESERVE ACCOUNT 1, held at the BANK under the no 5198-3, at the Agency 064 - Rio de Janeiro. This account is owned but cannot be operated by the BENEFICIARY, whose investment applications will be made exclusively in Treasury securities, in funds backed by them or in private securities issued by the Bank. Also, the following apply:

      i.                              Throughout the period of funding, the monetary applications on the LIQUIDITY FUND will correspond to at least to 06 (six) payment instalments, referenced to the highest value of the instalments post-grace period. The application will be deposited in the RESERVE ACCOUNT 1, no 5198-3, at Agency 064 - Rio de Janeiro, in the city and State of Rio de Janeiro, opened for this specific purpose, equivalent to the amount of R$ 10,940,086.97 (ten million, nine hundred and forty thousand, eighty reais and ninety seven cents);

    ii.                              The application in the LIQUIDITY FUND will be made in advance and in proportion to each disbursement of credit, with up to 48 (forty eight) hours prior to each disbursement. The Liquidity Fund must be fully constituted until the end of the grace period, with the BENEFICIARY keeping it complete for the entire term of the financing, as an additional guarantee;

   iii.                              The BENEFICIARY hereby authorizes, irrevocably and irreversibly, the BANK to make all the necessary actions for the performance of the obligations established, with regard to RESERVE ACCOUNT 1, opened specifically to maintain the necessary funding for the formation of the LIQUIDITY FUND, used for the amortization of the financing contracted in this agreement, in the amounts and terms stipulated;

   iv.                              The RESERVE ACCOUNT 1 will be operated exclusively as provided herein and used only to pay the BANK and implement the financial applications for the LIQUIDITY FUND;

    v.                              Any excess over the amount negotiated, verified in the LIQUIDITY FUND, including those arising from interest credited on the basis of financial investments, will integrate this, not being allowed for withdrawal of these excesses and yields by the BENEFICIARY;

   vi.                              If the payment of the loan does not occur in the scheduled due date, the BANK is authorized to debit the corresponding values from the RESERVE ACCOUNT 1, this does not characterize the BENEFICIARY as being in default of the payment of the instalment, according to the form and deadlines established in this agreement, and on maintaining the values of the LIQUIDITY FUND hereby agreed. The BENEFICIARY is obliged to settle, along with the last instalment, all responsibilities under this agreement that are perhaps remnants;

  vii.                              The financial instalments cannot be paid, until the date of their respective due dates, with the resources of the LIQUIDITY FUND deposited in the RESERVE ACCOUNT 1. The BENEFICIARY is responsible for adopting all necessary procedures for insuring that all of the instalments are paid using its own resources, being understood from the outset, that if this measure is not complied to, it implies the loss of the COMPLIANCE BONUS, as provided in this agreement, despite the existence of any balance in the RESERVE ACCOUNT 1;

viii.                              In the event of insufficient balance in the LIQUIDITY FUND maintained at the RESERVE ACCOUNT 1, in the minimum level equivalent to 06 (six) times the highest instalment value (post grace-period), the BENEFICIARY is to deposit the amount necessary to restore the levels contracted within a maximum of 30 (thirty) days, otherwise, the BANK may declare the early maturity of the financing agreement.

FIRST PARAGRAPH – The funds deposited in the RESERVE ACCOUNT 1 are authorized to be invested, as provided in this Section, in mutual funds backed by securities issued and fully guaranteed or insured, by the government of Brazil or by the BANK.

SECOND PARAGRAPH – The BENEFICIARY has the responsibility to comply with all and any taxes levied on any financial investments referred to in this clause.

THIRD PARAGRAPH – The guarantee provided in this clause forms an indivisible whole in relation to the value of the debt, together with any collateral guarantees herein.

TWENTIETH CLAUSE – LIQUIDITY FUND RESERVE ACCOUNT 2 (TWO):

                            Still, for the security of payment of the principal of the debt, with all contracted charges, the BENEFICIARY hereby irrevocably and irreversibly, undertakes to provide a LIQUIDITY FUND, represented by investments in the current account denominated RESERVE ACCOUNT 2, held at the BANK under the no 5200-9, at the Agency 064 - Rio de Janeiro. This account is owned but cannot be operated by the BENEFICIARY, whose investment applications will be made exclusively in Treasury securities, in funds backed by them or in private securities issued by the Bank. Also, the following apply:

      i.                              Throughout the period of funding, the monetary applications on the LIQUIDITY FUND deposited in the RESERVE ACCOUNT 2, no 5200-9, at Agency 064, in the city and State of Rio de Janeiro, will be equivalent to the amount of R$ 10,000,000.00 (ten million reais);

    ii.                              The application in the LIQUIDITY FUND will be made in advance and in proportion to each disbursement of credit, with up to 48 (forty eight) hours prior to each disbursement. The Liquidity Fund must be fully constituted until the end of the grace period, with the BENEFICIARY keeping it complete for the entire term of the financing, as an additional guarantee;

   iii.                              The BENEFICIARY hereby authorizes, irrevocably and irreversibly, the BANK to make all the necessary actions for the performance of the obligations established, with regard to RESERVE ACCOUNT 2, opened specifically to maintain the necessary funding for the formation of the LIQUIDITY FUND, used for the amortization of the financing contracted in this agreement, in the amounts and terms stipulated, after the resources of the RESERVE ACCOUNT 1 are exhausted;

   iv.                              The RESERVE ACCOUNT 2 will be operated exclusively as provided herein and used only to pay the BANK and implement the financial applications for the LIQUIDITY FUND, after the resources of the RESERVE ACCOUNT 1 are exhausted;

    v.                              Any excess over the amount negotiated, verified in the LIQUIDITY FUND, including those arising from interest credited on the basis of financial investments, will integrate this, not being allowed for withdrawal of these excesses and yields by the BENEFICIARY;

   vi.                              In the event of insufficient balance in the LIQUIDITY FUND maintained at the RESERVE ACCOUNT 2, in the minimum level equivalent to R$10,000,000.00 (ten million reais), the BENEFICIARY is to deposit the amount necessary to restore the levels contracted within a maximum of 30 (thirty) days, otherwise, the BANK may declare the early maturity of the financing agreement.

FIRST PARAGRAPH – The funds deposited in the RESERVE ACCOUNT 2 are authorized to be invested, as provided in this Section, in mutual funds backed by securities issued and fully guaranteed or insured, by the government of Brazil or by the BANK.

SECOND PARAGRAPH – The BENEFICIARY has the responsibility to comply with all and any taxes levied on any financial investments referred to in this clause.

THIRD PARAGRAPH – The guarantee provided in this clause forms an indivisible whole in relation to the value of the debt, together with any collateral guarantees herein.

TWENTY-FIRST CLAUSE – ACCOUNT RECEIVABLES:

                            In order to honor the payment of any obligations arising from this agreement, such as the debt balance, interest, commissions, eventual penalty or fine, the DEBTOR assumes the responsibility to transfer to its account, no 5212-2, Agency no 064 - Rio de Janeiro, in the BANK, within 24 (twenty four) hours before the first disbursement of credit and until the final settlement of all obligations under this Agreement, irrevocably and irreversibly, the payments received arising from its telemarketing services contract, signed on 10/05/2009 and valid until 03/05/2012, with NET SERVIÇOS DE COMUNICAÇÃO S.A., at the minimum monthly amount equivalent to R$10,000,000.00 (ten million reais). The account is tied to the funding and the DEBTOR is not allowed to make usage of the money deposited. Also, the following should be observed:

          i.   Assuming the value and/or the term of the contract between the DEBTOR and NET SERVIÇOS DE COMUNICAÇÃO S.A. presents an inferior amount and term of contract than that established in the caput of this clause, the BANK admits, by its sole discretion, the binding of another contract, including one with a term shorter than this financing agreement, provided it contains a clause of contract renewal, which ensures the flow of receivables during the whole period of funding. The renewal or replacement contract must occur within at least 60 (sixty) days prior to its due date, otherwise the BANK may declare accelerated maturity following the terms of this agreement;

         ii.        Assuming the existence of unpaid receivables, and/or inferior balance of that stipulated in the caput, the DEBTOR must replace and/or complete with additional receivables of equal or greater value, necessary to restore the agreed levels of this clause;

        iii.        In case of other contracts being included as provided in items "i" and "ii" above, this Agreement will be amendment to include the alteration;

        iv.   The DEBTOR hereby authorizes, irrevocably and irreversibly, the BANK to make all the necessary actions inherent in the obligations regarding the ACCOUNT RECEIVABLES, created specifically for amortization of the financing agreement, the amounts and deadlines contractually stipulated;

         v.       The referred account used to receive the binding receivables will be operated exclusively by the BANK, for payment of the debt balance, interest and recovery of investments that represent the LIQUIDITY FUND RESERVE ACCOUNT 1, leaving the bank the authority to debit the corresponding values from the account receivables registered in the bank;

        vi.       The DEBTOR authorizes the BANK, irrevocably and irreversibly, to transfer from the forth mentioned  account to the RESERVE ACCOUNT 1 (Account no 5198-3, Agency 064 - Rio de Janeiro), in accordance with clause NINETEENTH - LIQUIDITY FUND in RESERVE ACCOUNT 1, after the payment of amortization of the debt balance and accessory debt stemming from the financing agreement, the value required to attain the equivalent of 06 (six) amortization installments, referenced by the highest installment value post-grace period, where the amount blocked in the RESERVE ACCOUNT 1 falls below the level provided for the maintenance of the LIQUIDITY FUND;

      vii.       Values that exceed the minimum described in the caput of this clause, as well as the remaining values after the amortization of the debt balance and interest set forth in this agreement, will only be transferred to the account that the DEBTOR is allowed to operate (account no 5136-3, Agency 064 - Rio de Janeiro) after the LIQUIDITY FUND RESERVE ACCOUNT 1, is fully constituted as per item "v" above.

TWENTY-SECOND CLAUSE - INSPECTION:

                            The BENEFICIARY assumes the responsibility to allow the BANK, the Central Bank of Brazil and/or the representatives of the resources, the highest level of oversight regarding the implementation of the amounts funded. Including, delivering any documents that are requested and allowing access to any and all sections of the properties and facilities linked to the agreement, so as to allow for the verification of the guarantees and the update regarding the completion of the services to be monitored.

TWENTY -THIRD CLAUSE - BUSINESS AND TECHNICAL ASSISTANCE:

                            The BENEFICIARY declares hereby that it has the technical capability, size, organizational and administrative level that allows it to elaborate and lead the implementation of the project object of this funding, therefore, waived by the BANK the need for hiring professionals or companies to provide business and technical counseling.

TWENTY-FOURTH CLAUSE - PAYMENT ATTRIBUTION:

                            Any amounts received as credit by the BENEFICIARY shall be charged as listed below, necessarily in this order, as contractually provided: fine, default interest, interest, commission of stay, other accessories debited, principal due and maturing.

TWENTY-FIFTH CLAUSE - SPECIAL OBLIGATIONS:

                            The DEBITOR is obligated to:

a)                         Comply, as is appropriate, the "General Provisions Applicable to Financing agreements from the Banco do Nordeste do Brasil S.A.", recorded on microfilm, under no 329.993, on 11/13/2001, on the 2nd registration Deeds and Documents, in the District of Fortaleza (CE), Registry Morais Correia, which for all purposes are an integral part of this Agreement, which the

BENEFICIARY and intervener declares to have full knowledge, accepting them and getting herein a copy of their entire content;

b)                         Use the credit within 12 (twelve) months from the date of signature of this financing agreement, without prejudice to the BANK, before or after the expiration of that period, as guaranteed by this agreement, extend the deadline, by express authorization through a notice, regardless of any other registration or other formality;

c)                          maintain in good standing the obligations with the governmental environment’s organs, during the term of this Agreement;

d)                         To adopt, during the term of this instrument, measures and actions to prevent or correct environmental damage, safety and occupational health that may be caused by the project referred to in the First Clause - PARTIES, VALUE, SOURCE OF FUNDS AND PURPOSE.

e)                         At every fiscal year, send to the BANK the Audit Report, the Balance Sheet and the Income Statement, with the letter from the external auditors;

f)                           In case its not a practice already adopted by the BENEFICIARY, hire an independent auditing firm, provided herein;

g)                         Formally inform the BANK if the controlling interest of the BENEFICIARY is transferred, under the terms of Law no 6,404/76, unless due to legal obligation;

h)                         The BENEFICIARY must not incur in a corporate agreement, statute or social contract that restricts the following:

a.    restrictions on the growth capacity of the BENEFICIARY or its technological development;

b.    restrictions regarding the BENEFICIARY’s access to new markets;

c.      restrictions or prejudice in the ability to pay the financial obligations of operations with the BANK;

i)                           take all necessary measures to guarantee the fulfillment of the purpose of this operation.

j)                           To contribute with the resources needed to carry out the project referred to in the SECOND CLAUSE – PERSONAL RESOURES, maintaining them throughout the duration of this agreement;

k)                          Perform all acts necessary to ensure the implementation of the investment plan presented to the BANK;

l)                           Not to succumb or bind the guarantees subject to this operation, even though in subsequent degree, without the prior and formal approval of the BANK;

m)                        Promptly report to the BANK any act or fact which could impair the accomplishment of the purpose of the financing agreement in the form of the first clause, as well as and especially as to the effectiveness of the guarantees agreed upon;

n)                         Provide, prior to release of the installments, the final executive-project budget and analysis regarding manpower and materials for the project funded, as well as the floor plans of the building, including subtitles, and contracts signed with the suppliers of the "facilities and equipment" of the site Fundição, as well as other sites of the BENEFICIARY, for the review of the technical area of the BANK and subsequent release of the amounts.

o)                         Comply with all its obligations specified in the Contract(s) referred to in the TWENTIETH-FIRST clause, in order to prevent the decrease in the value of the receivables, the change of centralization, or any act or fact which could undermine the obligations under the aforementioned clause.

TWENTY-SIXTH CLAUSE - OTHER OBLIGATIONS:

The BENEFICIARY is also obliged to:

a)                         recognize as proof of its debt, checks, receipts and payment orders that it signed or issued, as well as extracts, statements or invoices that the BANK forwards it, as consequence of debts made in its account where the loan is received;

b)                         settle with the last installment all obligations arising out of this financing agreement, that may still remain;

c)                          pay, in accordance with current legislation, taxes levied on the credit herein provided and/or on this financing agreement, which will be applied and collected by the BANK;

d)                         pay for all expenses, properly documented, that the BANK makes for the safety, regulation and conservation of its credit right, which may be debited directly in the account maintained by the BENEFICIARY in the BANK, or other appropriate account, in there’s no availability, or the account in which this financing agreement is tied to, under prior notice to the BENEFICIARY. Its understood that in any event, the BENEFICIARY is to honor the payment, under penalty of arrears over the outstanding amount, so long as the BENEFICIARY is previously notified;

e)                         comply strictly to the environmental legislation;

f)                           maintain at least the level of production foreseen in the various operating lines of the credit object;

g)                         to demonstrate to the BANK, the correct application of the total resources included in the budget annexed, as well as the full implementation of the funded project;

h)                         design and install signs that indicate the contribution of the BANK in the venture, according to the specifications that the BANK will provide, keeping it in an appropriate location, easy to be sighted and in a good state during the term of this financing agreement;

i)                           highlight the financial assistance from the BANK whenever any propaganda or publicity of any kind concerning the object of this Agreement is made;

j)                           record in the long-term liabilities of its balance sheet, when required to do so, the figures used in the granted funding under the account "Banco do Nordeste do Brasil S.A.", followed by the indication of the origin of the funds;

k)                          when required by the BANK, the BENEFICIARY shall hire an independent external auditor, delivering to the BANK the legal opinion and reports produced;

l)                           maintain the annual rent up to date with the landlord of the property, in the event the property that benefited from the financing agreement is rented;

m)                      submit to the BANK within 60 (sixty) days from the start of the operation of the project financed with the resources of this agreement, business license issued by the competent municipal authority. This period may be extended by the BANK, by its sole discretion, provided that the need for extension is duly justified by the BENEFICIARY;

n)                         Participate in the investment funding for the project, through own funding in the minimum amount of R$22.220.758.14 (twenty two million, two hundred twenty thousand seven hundred and fifty-eight reais and fourteen cents), according to the investment program.

TWENTY-SEVENTH CLAUSE - ACCOUNTABILITY:

                            The BENEFICIARY authorizes the BANK, irrevocably and irreversibly, to provide the federal agencies and entities concerned, including the indirect administration and to the National Congress any information or data relating to credit terms of this agreement, such as values of balance BENEFICIARY, principal and accessories, terms, goods and entities bound as security guarantees, and other terms and conditions, pursuant to the provisions of the administration, control and accountability required by the Funds’ Source.

TWENTY- EIGHTH CLAUSE - AUTHORIZATION:

                            The BENEFICIARY authorizes the BANK, irrevocably and irreversibly, to: i) provide the Central Bank of Brazil, for the composition of the Central Credit Risk SISBACEN and/or the Credit Information System (SCR) and in accordance with existing legislation, all information relating to this financing; ii) to inspect at the Central Credit Risk SISBACEN and/or the Credit Information System (SCR) on all credit funding agreements currently applicable, maintained at the BANK or any other financial institution.

TWENTY-NINETH CLAUSE – ACCELERATED MATURITY:

                      Through a notification statement, or a judicial or extrajudicial notification, the BANK may, in its own right, anticipate the maturity of all instruments of this financing agreement with the BENEFICIARY, demanding the immediate payment of outstanding or maturing debts, if the BENEFICIARY:

a)                         Fails to fulfill any obligation under the financing agreement signed with the BANK, if it’s remedied within 10 (ten) business days after receiving notice issued by the BANK in this regard.

b)                         Committing excess of the credit limit issued by the BANK and not providing the immediate coverage;

c)                          Suffer protests of net debt of amounts not less than R$ 5,000,000.00 (five million reais), unless the protest is made by mistake or in bad faith, duly justified;

d)                         suspend its activities for more than 30 (thirty) days;

e)                         to be declared by the Central Bank of Brazil unable to participate in credit transactions, including as co-signer;

f)                           irregularly apply resources from the financing agreement with the BANK;

g)                         Failure to update the guarantees of the loan, immediately after notification by the BANK to that effect, if any fact determines the reduction or depreciation of such guarantees;

h)                          is liable for prosecution that can affect the company's ability to honour its commitments to the BANK;

i)                           Contract with another financial institution funding for items covered in the financing agreement with the BANK, as stated in the budget contained herein or annexed thereto;

j)                             if its account at the BANK is closed at any time, or its name included in the Register of issuers of bad checks by the Central Bank of Brazil;

k)                          to request judicial or extrajudicial recovery, or is sentenced as being bankrupt, or if the BENEFICIARY has a claim made by a third party asking for the company to be declared bankrupt or in need for intervention, without any proceedings being halted within 30 (thirty) days;

l)                           use the goods and services purchased with the resources available through this financing agreement with the BANK, for purposes other than stated in the funded project;

m)                        not cover, within a maximum of 30 (thirty) days from the date of the occurrence, any shortfalls in resources in the RESERVE ACCOUNT 1 at the BANK, observing the terms of Clause NINETEENTH - LIQUIDITY FUND RESERVE ACCOUNT 1 of this agreement;

n)                         generate shortcomings in the RESERVE ACCOUNT 1, albeit covered within the period specified in item "m" above, at levels greater than 03 (three) instances in a period of twelve (12) months;

o)                         not cover, within a maximum of 30 (thirty) days from the date of the occurrence, any shortfalls in resources in the RESERVE ACCOUNT 2 at the BANK, observing the terms of Clause NINETEENTH - LIQUIDITY FUND RESERVE ACCOUNT 2 of this agreement;

p)                         generate shortcomings in the RESERVE ACCOUNT 2, albeit covered within the period specified in item "o" above, at levels greater than 03 (three) instances in a period of twelve (12) months;

q)                         to have its controlling shareholder structure changed after the signature of this operation, without prior written notice to the BANK;

r)                           Fail to execute the obligations foreseen in the FOURTH CLAUSE – PRE-DISBURSEMENT;

s)                         If the BENEFICIARY transfers its controlling interest, under the terms of Law no 6,404/76, provided that the BANK, in its sole discretion, disagrees with such modification.

THIRTIETH CLAUSE - MANDATORY INSURANCE:

                      For the goods being financed, the BENEFICIARY is required to purchase, at its own expense, until the final settlement of the finance agreement, insurance that are normally applicable in its area of expertise, according to the legislation, pledging to deliver to the BANK the contracted policies. In case of default on the timely completion or renewal of the insurance, the BANK must notify the BENEFICIARY for the renew of the insurance within 30 (thirty) days. In not doing so, the BANK is authorized to contract the insurance directly, debiting all the prizes and expenses in the accounts linked to the funding, for immediate payment, being understood as accounts linked to the financing agreement the CENTRALIZING ACCOUNT and the RESERVE ACCOUNTS. Under no circumstances can any responsibility be assigned to the BANK for any losses the BENEFICIARY may incur, due to omission or irregularity in the coverage of risks.

THIRTY-FIRST CLAUSE - DISCLOSURE OF INFORMATION:

                            The BENEFICIARY authorizes the BANK, irrevocably and irreversibly, to disclose in their internal and external vehicles of communication, any information or data relating to the credit terms of this agreement, such as value and object of the loan and financed items, for sole purpose of publicizing the actions developed by the BANK, waiving bank secrecy governed by Complementary Law no 105/2001.

THIRTY-SECOND CLAUSE – DECLARATION AND GUARANTEES:

                            The BENEFICIARY declares and warrants that the conclusion of this financing agreement and compliance with its obligations do not constitute a violation or breach of any contract, agreement or other instrument to which the BENEFICIARY is party to or by which it is bound.

THIRTY-THIRD CLAUSE – DEBT COLLECTION AND PROCESSING:

                            The collection of principal and charges will be made by Notice of Collection issued by the BANK, in advance, or any other procedure by which the BANK will inform the BENEFICIARY the amount required to liquidate its obligation upon maturity. The non-receipt of the Notice of Charge will not release the BENEFICIARY from the obligation to pay instalments of principal and charges on the dates set forth in this financing agreement.

THIRTY-FOURTH CLAUSE – BENEFICIARY’s CERTIFICATES:

                       The BENEFICIARY presented a Joint Certificate with Positive Effects of Good Standing with the Federal Taxes and Debts of the Union, issued jointly by the Internal Revenue Service of Brazil (RFB) and the Attorney General of the National Treasury (PGFN) under the no E08E.EB0B.55F6.2CA7, issued 03/12/10 and valid until 09/08/10; Certificate with Positive Effects of Good Standing relating to the Social Security Contributions and Third Party, issued by the Internal Revenue Service of Brazil (RFB), under the no 003112009-17300614 issued on 12/14/2009, valid until 12/06/2010 and Certificate of Good Standing FGTS (CRF), issued by the Federal Savings Bank, under the no 2010031118531399835056 issued on 03/11/2010 and valid until 04/09/2010.

THIRTY-FIFTH CLAUSE – BANK’S OMBUDSMAN:

                       The BANK’s Ombudsman, answers at the telephone number 0800-728-3030 (toll free direct dial), is available to the BENEFICIARY and, if necessary, the intervener of this agreement, in accordance with Resolution no 3477, 07/26/2007, of the National Monetary Council, to receive requests, complaints and other communications from the BANK’s customers, aiming to comply with laws and regulations and to act as a communication channel between the BANK and its customers, including for the mediation of conflicts.

THIRTY-SIXTH CLAUSE - VENUE:

                     The BANK’s agency location where the financing agreement was signed is the elected location for the county’s forum for any filing of procedures regarding this agreement. The BANK has the right to opt to have claim hearings at its headquarters’ location, at the domicile of the BENEFICIARY or its intervener, or, in the location of the assets given as guarantee.

THIRTY-SEVENTH CLAUSE - GENERAL CONDITIONS:

                     Apply to this agreement, as is appropriate, the "General Provisions Applicable to Financing agreements from the Banco do Nordeste do Brasil S.A.", recorded on microfilm, under no 329.993, on 11/13/2001, on the 2nd registration

Deeds and Documents, in the District of Fortaleza (CE), Registry Morais Correia, which for all purposes are an integral part of this Agreement, which the BENEFICIARY and intervener declares to have full knowledge, accepting them and getting herein a copy of their entire content.

And, having mutually agreed on the terms of this contract, signed 03 (three) copies of equal terms for one sole purpose, in the presence of the witnesses that signed below.

Rio de Janeiro, March 16th, 2010.

CREDITED ACQUIRER

By CONTAX S.A.

CNPJ No 02.757.614/0001-48

RUA DO PASSEIO, 48 - 16º FLOOR

CENTRO, RIO DE JANEIRO – RJ, 20.021-290

_______________________________

MICHEL NEVES SARKIS

CPF No 950.392.367-00

ID No 00372813810 DETRAN ES-09/04/2003, BRAZILIAN, MARRIED WITH PARTIAL PROPERTY REGIME, DOMICILED ON RUA DO PASSEIO 56 – 16º FLOOR, RIO DE JANEIRO – RJ, 22.021-290

GENERAL DIRECTOR

_______________________________

JOSE LUIZ CARDOSO ALBANO

CPF No 708.737.207-68

ID No 04647312-0 SSP/IFP-

03/06/2003, BRAZILIAN, MARRIED WITH PARTIAL PROPERTY REGIME, DOMICILED ON RUA DO PASSEIO 56 – 16º FLOOR, RIO DE JANEIRO – RJ, 22.021-290

GENERAL DIRECTOR

INTERVENER

By CONTAX PARTICIPAÇÕES S.A.

CNPJ No 02.032.433/0001-80

RUA DO PASSEIO, 48 - 16º FLOOR

CENTRO, RIO DE JANEIRO – RJ, 20.021-290

_______________________________

MICHEL NEVES SARKIS

CPF No 950.392.367-00

ID No 00372813810 DETRAN ES-09/04/2003, BRAZILIAN, MARRIED UNDER A PARTIAL PROPERTY REGIME, DOMICILED ON RUA DO PASSEIO 56 – 16º FLOOR, RIO DE JANEIRO – RJ, 22.021-290

GENERAL DIRECTOR

_______________________________

JOSE LUIZ CARDOSO ALBANO

CPF No 708.737.207-68

ID No 04647312-0 SSP/IFP-03/06/2003, BRAZILIAN, MARRIED UNDER A PARTIAL PROPERTY REGIME, DOMICILED ON RUA DO PASSEIO 56 – 16º FLOOR, RIO DE JANEIRO – RJ, 22.021-290

GENERAL DIRECTOR

BANCO DO NORDESTE DO BRASIL S.A.

_____________________________

GUIDO ANTONIO DA SILVA CARNEIRO

AGENCY MANAGER M5

CPF No 075.488.854-15 - ID No 3343916 SSP/MG - 01/26/1983, BRAZILIAN, MARRIED UNDER A PARTIAL PROPERTY REGIME, DOMICILED OM RUA CINCO DE JULHO, 313, AP 304, JARDIM ICARAI. NITEROI - RJ

________________________

NEUMA NASCIMENTO TEIXEIRA

INVESTMENT MANAGER III

CPF No 336.936.764-53

ID No 353891 MM/RJ 01/22/1984

BRAZILIAN, DIVORCED,  DOMICILED ON RUA AQUIDABÃ, 671 C/ 105, BL 2MÉIER, RIO DE JANEIRO – RJ

WITNESSES:

__________________________

LUIZ CLAUDIO SOUZA DE OLIVEIRA

ID No 10603609-8

CPF No 047.589.117-11

__________________________

VITOR BATISTA GALVÃO

ID No 24700765-1

CPF No 088.628.817-70

Budget-Annex for the Credit Contract Agreement no 64.2010.3.26, of March 16, 2010

BUDGET

Description of the Items for the Enterprise	Qtdy of Installments	Own Resources		Financed Resources

		Implementation (month/year)	Value (R$)	Disbursment (month/year)	FNE (R$)

01. Furniture and fixtures

Furniture and fixtures	1	aug/10	1,370,071.50	aug/10	3,196,833.50

02. Architectural Project

Architectural Project	1	mar/2010	129,102.69	mar/2010	301,239.62

03. Air Conditioning Project

Air Conditioning Project	1	mar/2010	11,286.00	mar/2010	26,334.00

04. Electrical Installations Project

Electrical Installations Project	1	mar/2010	98,325.00	mar/2010	229,425.00

05. Construction Management Project

Construction Management Project	1	mar/10	169,200.00	mar/10	394,800.00

06. Preliminary Project Services / Administration / Construction

Preliminary Project Services / Administration / Construction	1	mar/10	214,312.50	mar/10	500,062.50

07. Civil Engineering Project

Civil Engineering Project	1	mar/10	2,552,036.95	mar/10	5,954,752.87

08. Plumbing

Plumbing	1	mar/10	323,171.79	mar/10	754,067.50

09. Electrical Installations

Electrical Installations	1	apr/10	3,232,486.43	apr/10	7,542,468.35

10. Structured Cabling (Data and Voice)

Structured Cabling (Data and Voice)	1	may/10	473,654.17	may/10	1,105,193.06

11. Ambiance

Ambiance	1	may/10	3,117,184.37	may/10	7,273,430.19

12. Fire-fight Facilities

Fire-fight Facilities	1	jun/10	3,117,184.37	jun/10	7,273,430.19

13. Equipments

Equipments	1	jun/10	2,092,800.00	jun/10	4,883,200.00

14. Cleaning

Cleaning	1	jun/10	17,234.66	jun/10	40,214.21

15. Desktops

Desktops	1	jul/10	2,096,994.20	jul/10	4,044,550.80

16. Information Security

Information Security	1	jul/10	7,875.00	jul/10	18,375.00

17. IT Infrastructure

IT Infrastructure	1	jul/10	346,693.80	jul/10	808,952.20

18. Telecom DAC

Telecom DAC	1	jul/10	1,758,969.90	jul/10	4,104,263.10

19. Telecom Networks

Telecom Networks	1	aug/10	807,013.50	aug/10	1,883,031.50

20. Property Safety

Property Safety	1	aug/10	39,744.00	aug/10	92,736.00

21. Installation Team

Installation Team	1	aug/10	82,674.00	aug/10	192,906.00

22. GTA Nice Solution - Voip

GTA Nice Solution - Voip	1	aug/10	2,617,394.40	aug/10	6,107,253.60

23. Alpine - Traffic Filter

Alpine - Traffic Filter	1	aug/10	39,040.80	aug/10	91,095.20

TOTAL			22,220,758.14		51,000,000.00

FINANCING AGREEMENT N.º 07.2.0371.1, BETWEEN THE BRAZILIAN DEVELOPMENT BANK - BNDES AND TNL CONTAX S.A, AS SPECIFED BELOW:

                            The BRAZILIAN DEVELOPMENT BANK - BNDES, herein referred to simply as “BNDES”, government-owned company, which head-office is located in Brasília, Federal District, and with its principal place of business in Rio de Janeiro, on Avenida República do Chile no. 100, enrolled under the Corporate Taxpayer´s ID (CNPJ/MF) no. 33.657.248/0001-89, represented by their undersigned representatives;

and

                            CONTAX S.A, hereinafter referred to as “BENEFICIARY”, a corporation with registered offices in the city and State of Rio de Janeiro, at Rua do Passeio, no. 48-56 part, Centro, zip code 20021-290, enrolled under the Corporate Taxpayer´s ID (CNPJ/MF) no. 02.757.614/0001-48, represented by its undersigned representatives;

Both parties, between them, hereby agreed to execute what is contained in the following clauses:

FIRST
NATURE, VALUE AND PURPOSE OF THE CONTRACT

                            Through this Agreement, BNDES grants the BENEFICIARY a credit of R$ 216.514.000,00 (two hundred and sixteen million, five hundred and fourteen thousand reais), to be provided with ordinary resources from BNDES, which are composed of, among other sources, from the Workers’ Assistance Fund - FAT, the

Special Deposits - FAT and from the PIS/PASEP Fund, with due note as to their allocation and the relevant legislation in each of the aforementioned sources, observing the provisions of Paragraph Two of the Second Clause, destined for investments for expansion of production capacity and modernization of facilities, implementation of quality programs, training, productivity and investment in marketing activities, under the Software Industry and Correlated Services Development Program - BNDES PROSOFT;

SECOND
CREDIT AVAILABILITY

                            The credit will be available to the BENEFICIARY in installments, after the fulfillment of the conditions of use mentioned in the Ninth Clause, as required for the completion of the project funded. The installments will be available in accordance with the time-schedule for financial application of the BNDES, which is subject to resource definition for their applications by the National Monetary Council.

PARAGRAPH ONE

                            The resources of this operation will be deposited for the BENEFICIARY through an account opened in its name at the BNDES, linked specifically to this operation and that cannot be freely operated. At the time of release of the contracted values, the debits determined by law and authorized contractually by the BENEFICIARY will be made, with the remaining balance immediately transferred to the BENEFICIARY´s checking account no 5558-1, agency No 1755-8, at Banco do Brasil S.A.

PARAGRAPH TWO

                            The value of each installment available to the BENEFICIARY shall be calculated according to the criteria established by the law that regulates the Long Term Interest Rate – TJLP, which determines the debit balances of loans contracted with the BNDES since November 30, 1994.

THIRD
INTEREST RATES

                            Over the balance of the BENEFICIARY´s financing agreement, an interest rate of 2% (two percent) per year (as compensation) will be charged in addition to the Long-Term Interest Rate – TJLP, released by the Central Bank of Brazil, observing the following systematic:

I -      When TJLP exceeds 6% (six per cent) per year:

a)    The amount of the portion of the TJLP that exceeds 6% (six percent) per year will be capitalized in the 15th (fifteenth) of each month of the term of this Agreement, and at the maturity or liquidation of the agreement, subject to the provisions of the Fifteenth Clause, and charged on the incidence of the following capitalization term on the outstanding balance, then consider all financial events that have occurred during the period:

TC  =     [(1 + TJLP)/1,06]n/360 - 1 (capitalization term equal to, open bracket, the TJLP ratio increased by unit and divided by one and six hundredths, close bracket, to the power corresponding to the ratio "n" divided by three hundred and sixty, less the result of such unit), as follows:

TC -       capitalization term;

TJLP -   Long term interest rate, released by the Central Bank of Brazil, and

n -          number of days between the date of the financial event and the date of capitalization, maturity or liquidation of the obligation, considering that a financial event is any fact of a financial nature which results or may result in a change of the outstanding balance of this Agreement.

b)    The percentage of 2% (two percent) per year above TJLP (compensation), referred to in the caput of this clause, plus the not capitalized TJLP portion of 6% (six percent) per year over the balance due on the dates in which payment of interest referred to in Paragraph Two, or at maturity or liquidation of this Agreement, subject to the provisions of letter "a", and considered for the calculation of daily interest, number of days from the date of each financial event and the due dates noted above.

II -     When TJLP is equal to or less than 6% (six percent) per year:

The percentage of 2% (two percent) per year above TJLP (compensation), referred to in the caput of this clause, plus the TJLP, over the balance due on the dates of chargeability of interest referred to in Paragraph Two, or at maturity or liquidation of this Agreement, being considered for the calculation of daily interest, the number of days from the date of each financial event and the due dates noted above.

PARAGRAPH ONE

                            The amount specified in item I, letter "a" to be capitalized by adding to the debt balance will be payable under the terms of the Sixth Clause.

PARAGRAPH TWO

                            The amount established pursuant to item I, letter "b" or in item II shall be payable quarterly on the 15 (fifteen) of the months of March, June, September and December each year during the period from March 15th, 2010 and September 15th, 2009, and monthly from October 15th, 2009, including, together with the installments of the debt balance at maturity or settlement of this Agreement, subject to the provisions of the Fifteenth Clause.

PARAGRAPH THREE

                            If the PIS/PASEP funds are used, according to the Complementary Law no 26, of September 11th, 1975, it is considered that the stipulated interest rates in this Agreement already encompasses the commissions payable following the pertinent legislation to the aforementioned fund.

FOURTH
CHARGES RELATED TO THE CREDIT RESERVE

The BENEFICIARY shall pay the BNDES the charges related to the credit reserve of 0.1% (one tenth percent), payable over a period of 30 (thirty) days, or fraction, and levied on:

I -      the value of the credit, commencing on July 24th, 2007 to the present date, require a payment for its initial use, which is deductible since the contract was signed after the expiration of the period set by the BNDES; and

II -     the unused balance of each credit installment from the day after its availability to the date of use, will be chargeable; and

III -    the unused balance of credit, from the very day of its availability through the date of cancellation, made at the request of the BENEFICIARY, or made at the request of BNDES, whose payment will be due on the date of the request or the decision of BNDES, as appropriate.

SOLE PARAGRAPH

                            The incidence of the charges referred to in items II and III above will occur in case the resource availability is fixed.

FIFTH
DEBT COLLECTION AND PROCESSING

                            The collection of the debt balance and charges will be made by a Notice of Collection issued by the BNDES, in advance so that the BENEFICIARY can liquidate these obligations by the dates of their maturity.

SOLE PARAGRAPH

                            The non-receipt of the Notice of Collection will not release the BENEFICIARY of its obligation to make the payments of the debt balance and charges on the dates set forth in this Contract.

SIXTH
AMORTIZATION

                            The debt balance arising from this Contract shall be paid to the BNDES in 48 (forty-eight) successive monthly installments, each in the amount of the debt balance divided by the number of amortization installments not yet expired, the first installment being payable on October 15th, 2009, subject to the provisions of the Fifteenth Clause, being that the BENEFICIARY pledges to settle all obligations under this Agreement with the final installment on September 15th, 2013.

SEVENTH
MODIFICATION OF THE LEGAL CRITERIA OF REMUNERATION
OF THE ORIGINATING RESOURCES OF THE PIS/PASEP AND/OR FAT FUND

                            In the event that the legal criteria of remuneration of the funds transferred to the BNDES, originated from the PIS/PASEP Fund and/or the Worker Support Fund – FAT, are substituted, the remuneration provided for in the Third Clause may, at the discretion of the BNDES, be exchanged to the new criteria for remuneration of those resources, or other, as indicated by BNDES, which, besides preserving the current value of the transaction, maintain the same rate of payment as before. In this case, BNDES will communicate the change in writing to the BENEFICIARY.

EIGHTH
SPECIAL OBLIGATIONS OF THE BENEFICIARY

The BENEFICIARY is obliged to:

I -         comply, when applicable, until the final liquidation of the debt arising here forth, the "PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES", adopted by Resolution No. 665 of December 10th, 1987, partially amended by Resolution No. 775 of December 16th, 1991, by Resolution No. 863 of March 11th, 1996, by Resolution No. 878 of September 4th, 1996, by Resolution     No. 894 of March 6th, 1997, by Resolution No. 927 of April 1st, 1998 by Resolution No. 976 of September 24th, 2001, by Resolution No.

           1.571/2008 of March 4th, 2008 and Resolution No. 1832 of September 15th, 2009, all Board of BNDES, published in the Official Gazette (Section I), December 29th, 1987, December 27th, 1991, April 8th, 1996, September 24th, 1996, March 19th, 1997, April 15th, 1998, October 31st, 2001, March 25th, 2008 and November 6th, 2009, respectively, whose copy is delivered in this act, to the BENEFICIARY, which, after taking note of all the contents thereof, agree to accept it as integral and inseparable part of this Agreement, for all purposes and legal effects;

II -        use all of the credit in up to 24 (twenty-four) months from the date of signing this Agreement, without prejudice to the power of the BNDES, before or after the expiration of that period, under the guarantees hereunder, extend the deadline, by written permission, by letter, regardless of registration or other formalities

III -       provide BNDES, within 180 (one hundred eighty) days from the release of the final installment of the credit arising from this Agreement, the business license issued by the competent bodies of the municipalities where the sites covered in the project that the First clause mentions are located;

IV -      assuming that, under the project that is cited in the First clause, a reduction of the BENEFICIARY’s staff occurs during the term of this Agreement, provide a training program focused on job opportunities in the region and/or a replacement program for the workers, after having submitted to BNDES for consideration document specifying and certifying the completion of negotiations with the competent representation(s) of employees involved in the dismissal process;

V -       adopt, during the term of this Agreement, measures and actions to prevent or correct environmental damage, safety and occupational health that may be caused by the project that is cited in the First clause;

VI -      maintain in good standing terms the obligations to the governmental organs responsible for matters related to the environment, during the term of this Agreement;

VII -     observe during the term of this Agreement, the legislation applicable to persons with disabilities;

VIII -    communicate to the BNDES, in the event date, the name and CPF of the person who, in the exercise of their paid function or being among its owners, controllers or directors, has been sworn in as a Federal Congressman or a Senator.

IX -      contribute with the resources needed to complete the project that deals with the First clause as well as keeping them during the term of this Agreement;

X -       demonstrate, during the term of this Agreement, the maintenance contract with the external audit firm, registered with the Securities and Exchange Commission, to perform independent auditing services of the financial demonstrations of the BENEFICIARY;

XI -      provide BNDES, within 120 (one hundred and twenty) days after the closing of the fiscal year, the financial statement covering the results of all subsidiaries based in the country, with their opinions, issued by independent audit company registered in the Securities Commission - CVM, which should be preceded by the Work Plan and Letter of Recommendation;

XII -     disclose, in the website occupied by the BENEFICIARY on the Internet and in a prominent position at the company headquarters, that it is receiving financial assistance of the BNDES, as the form provided by BNDES;

XIII -    pay to the BNDES, in the event of early settlement of this Agreement, a premium equivalent to 30% (thirty percent) of the outstanding balance, calculated on the date of such liquidation.

NINETH
CONDITIONS FOR THE USE OF THE CREDIT

The use of credit, in addition to compliance, when applicable, the conditions specified in Articles 5 and 6 of "PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES" mentioned above, and set in the "RULES AND INSTRUCTIONS FOR MONITORING", as referred to in Article 2 of the same "PROVISIONS", shall be subject to the fulfillment of the following:

I -      To use the first installment of the credit:

a)       Opening of a current account by the BENEFICIARY, with BNDES;

b)       submission of letters of guarantee issued by financial institutions approved by the BNDES, in compliance with and pursuant to the Tenth Clause of this Agreement.

II -     To use each installment of the credit:

a)    absence of any fact which, at the discretion of BNDES, will amend the financial situation of the BENEFICIARY or that could compromise the implementation of the project now funded in order to change it or preclude its implementation, in accordance with the project approved by BNDES;

b)      submission by the BENEFICIARY of Debt Clearance Certificate - CND, issued by the Internal Revenue Service of Brazil, through the INTERNET to be drawn by the BENEFICIARY at the address www.previdenciasocial.gov.br verified by BNDES at the addresses www.previdenciasocial.gov.br or www.receita.fazenda.gov.br.

c)      proof of regularity before the environmental government agencies, or when such evidence has already been submitted and is in force, a statement from the BENEFICIARY regarding the continuity of the validity of such document;

d)      submission, preferably by a electronic file, the list containing data that identifies the goods corresponding to the portion of credit to be used, specifying the equipment, the manufacturer, value, and other information as may be requested by the BNDES, so to prove that the machinery and equipment purchased with funds from this contract are accredited by BNDES.

TENTH
GUARANTEE

                            The guarantee of this Agreement shall be the Letters of Guarantee, as the model provided by the BNDES, to be provided by financial institutions such as Banco Safra S.A., Banco Votorantim S.A. and Alfa Investment Bank S.A., and the sureties be bound as primary obligor of the obligations under this Agreement, until its final settlement, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code of Brazil stipulated that any change in term or in the amount of bail depends on where the prior consent of the guarantors, with the responsibility of each guarantor limited to debt ratios, as shown below

Surety	DEBT LIMIT (%)

1) Banco Safra S/A	12,04%
2) Banco Votorantim S/A	55,56%
3) Alfa Investment Bank S/A	32,40%
TOTAL	100,00%

SOLE PARAGRAPH

                            Any change in the debt limits specified in this clause, shall be amended to this Agreement executed between all parties.

ELEVENTH
BREACH OF CONTRACT

                            In the event of breach of contract regarding the obligations assumed by the BENEFICIARY, shall be subject to the provisions in arts. 40-47-A of the "PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES", which refers to item I, of the Eighth Clause.

TWELFTH
FINE FOR FILING JUDICIAL CLAIMS

                            In the event of legal debt recovery claims arising from this Contract, the BENEFICIARY will pay a fine of 10% (ten percent) over the debt balance and debt service charges, as well as extrajudicial costs and attorney fees, payable from the date of commencement of the judicial recovery measure.

THIRTEENTH
ANTICIPATED LIQUIDATION

                            In the event of anticipated liquidation, the guarantees will be released, applying to the other obligations to the provisions of the Paragraph Two, Eighteenth of the "PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES" mentioned in item I, Eighth Clause will be applied.

FOURTEENTH
ACCELERATED MATURITY

                            BNDES may declare accelerated maturity in regards to this Agreement, demanding the total payment and restraining any installment disbursement - under Articles 39 and 40 of the "PROVISIONS APPLICABLE TO THE CONTRACTS OF THE BNDES", Eighth Clause of this Agreement, item I - if it attests that the BENEFICIARY rupture the aforementioned articles:

a)                  reduction of the BENEFICIARY’s staff without meeting the provisions of item IV of the Eighth Clause; or

b)                 the inclusion in corporate agreement, statute or social contract of the BENEFICIARY, or any controlling company, a device that introduces a required quorum for special approval or determination of matters which limits or controls any of these companies by their respective controlling companies, or even the inclusion in those documents, that may result in device that carries:

                          i.    restrictions on the growth capacity of the BENEFICIARY or its technological development;

                         ii.    restrictions on the BENEFICIARYS access to new markets; or

                       iii.    restrictions or loss of ability to honor the financial obligations resulting from this operation.

PARAGRAPH ONE

                            In case the resources granted under this Agreement are used in any purpose other than that specified in the First Clause, BNDES, without prejudice to this Clause, will notify the fact to the Federal Public Ministry, for the purposes and effects of Law No. 7,492 of June 16th, 1986.

PARAGRAPH TWO

                            This contract will have accelerated maturity, with the enforceability of the debt and restraining any immediate disbursement, at the date of being sworn in as a Federal Congressman or Senator, the person engaged in a remunerated activity for the BENEFICIARY, or is among its owners, controllers or directors, people included in the impediments foreseen in the Federal Constitution, Fifty-fourth Clause, items I and II. No extra fees related to noncompliance will be charged, provided that the payment occurs within 05 (five) working days from the date of  being sworn in, under penalty of charges set for the events of accelerated maturity due to noncompliance.

FIFTEENTH
MATURITY DATE DURING PUBLIC HOLIDAYS

                            Every installment maturity date regarding the amortization of the debt balance and charges that occurs on Saturdays, Sundays or National, State, County or Municipal holidays, including banking holidays, for all intents and purposes of this Agreement, will be postponed to the following business day, and the charges calculated until this date and also starting from this date, for the assessment and calculation of late fees.

SIXTEENTH
AUTHORIZATION

                            The BENEFICIARY authorizes BNDES to discount from the first installment of the credit disbursement, the value of R$ 245,783.00 (two hundred forty-five thousand, seven hundred eighty-three reais) regarding the second and final installment of the Commission Study of the project mentioned on the First Clause of this Agreement, which the first installment, amounting to R$ 187,245.00 (one hundred eighty-seven thousand, two hundred forty-five reais), was paid on November 24th, 2006.

The BENEFICIARY submitted the Certificate of Good Standing concerning federal taxes and debt with the Union, CPD-EN nº 029032007-17003020, issued on May 7th, 2007, by the Internal Revenue Service of Brazil, valid until November 3rd, 2007.

                            The pages of this agreement are initialed by Lilian Metelli Arcos de Oliveira Benjamin, an attorney with the BNDES, with the approval of the legal representatives that sign below.

                            And, having mutually agreed on the terms of this contract, signed 03 (three) copies of equal terms for one sole purpose, in the presence of the witnesses that signed below.

Rio de Janeiro,

BNDES:

________________________________        _______________________________
BRAZILIAN DEVELOPMENT BANK - BNDES

BENEFICIARY:

________________________________        _______________________________

CONTAX S/A

WITNESSES:

________________________________ Name: ID: CPF:	_______________________________ Name: ID: CPF: