Form 20-F
period 2010-12-31
CONTAX HOLDING CO
filed 2011-06-27
CIK 1332750

As filed with the Securities and Exchange Commission on June 27, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

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

Marco Norci Schroeder, Tel: +55 21 3131-0010, ri@contax.com.br, Rua do Passeio 56, 16º andar

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

36,681,000 preferred shares

23,089,600 common shares

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

                                                                              1

700012274.17

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

Yes ☐   No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

                                                                              2

700012274.17

i

700012274.17

PRESENTATION OF INFORMATION

Contax Participações S.A. is a corporation (sociedade por ações) incorporated under Brazilian corporate law.  We operate pursuant to our by-laws, other legislation and regulations in Brazil and, where applicable, local legislation.  Our principal executive office is located at Rua do Passeio, 56, 16º andar (parte), 20021-290 Rio de Janeiro, RJ, Brazil, and the telephone number at that office is +55 21 3131-0010.

In this annual report on Form 20-F, except where the context otherwise requires, the “Company”, “we”, “us”, “our” and “Contax” refer to Contax Participações S.A., its direct subsidiaries, Contax S.A. and Ability Comunicação Integrada Ltda. (“Ability”), Contax S.A.’s branch in Argentina, Contax Sucursal Empresa Extranjera (“Contax Argentina”), and its indirect subsidiary, Todo Soluções em Tecnologia S.A. (“Todo”).  In addition, following our acquisition of Stratton Spain S.L., Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A. and Multienlace S.A. (collectively, the “Allus Group” or “Allus”) in May 2011, except where the context otherwise requires, such terms also include the Allus Group.  References to Contax Holding refer only to Contax Participações S.A. and do not include Contax S.A., Ability, Todo, Contax Argentina or the Allus Group.  References to Contax S.A. refer only to Contax S.A. and do not include Contax Holding.  References to the Company’s businesses and operations are references to the businesses and operations of its direct and indirect subsidiaries or branches Contax S.A., Ability, Todo, Contax Argentina and the Allus Group.

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

This annual report is presented in reais.  On December 31, 2010, the commercial rate for reais was R$1.661 to U.S.$1.00.  For the convenience of the reader, some real  amounts presented throughout this annual report have been translated into U.S.$ at that rate.  The U.S. dollar equivalent information is provided solely for the convenience of the reader and should not be construed as implying that the amounts in reais  represent, or could have been converted into, U.S. dollars at such rate or at any other rate.

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

References to “Consolidated Financial Statements” are to the consolidated financial statements of Contax as of December 31, 2010 and 2009 and for the three years in the period ended December 31, 2010.

700012274.17

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

700012274.17

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

Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements.  Forward-looking statements speak only as of the date they are made.  Factors that might affect such forward-looking statements include, among other things:

•       our future operating performance;

•       our ability to integrate successfully recently acquired companies;

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

700012274.17

Item 3.         Key Information

Selected Financial Data

The selected financial data for the years ended December 31, 2010, 2009, 2008 and 2007 which is presented in the tables below is derived from our consolidated financial statements prepared in accordance with IFRS. Prior to 2008, we prepared our consolidated  financial statements in accordance with U.S.GAAP.

You should read this information together with such financial statements, including the notes thereto, and “Item 5. Operating and Financial Review and Prospects”.  Our complete consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 are presented in Item 18 of this annual report, together with the audit reports of Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, our current and former (respectively) independent registered public accounting firms.

IFRS DATA	Year ended December 31,
	2010	2009	2008	2007
	(in thousands of reais, except per share data)
Statement of Operations Data
Revenue (1)	2,397,996	2,161,016	1,774,728	1,365,815
Cost of services	(2,026,392)	(1,760,164)	(1,507,603)	(1,174,106)
Gross profit	371,604	400,855	267,125	191,709
Operating expenses	(196,565)	(179,734)	(138,448)	(105,880)
Profit before tax	175,039	205,721	128,677	85,829
Net income and comprehensive income for the year	108,498	131,691	82,826	57,742
Earnings per Share (in reais)
Net income Common shares – Basic (2)	1.82	2.23	1.39	0.92
Common shares – Diluted (2) (3)	1.80	2.19	1.39	0.88
Preferred shares – Basic and Diluted (2)	1.83	2.23	1.31	0.85
Weighted average common shares outstanding – Basic (2)	22,756,504	22,424,793	22,569,675	22,989,259
Weighted average common shares outstanding – Diluted (2) (3)	23,045,556	22,762,305	22,569,675	24,021,293
Weighted average preferred shares outstanding – Basic and Diluted (2)	36,681,000	36,681,000	39,114,166	42,817,744

Balance Sheet Data
Property and equipment, net	405,873	352,473	307,700	274,559
Cash and cash equivalents	387,803	357,853	355,928	240,310
Total assets	1,378,557	1,071,673	954,435	737,600
Current liabilities	504,476	453,882	353,713	265,270
Long-term liabilities	453,110	214,285	279,666	175,325
Shareholders’ equity	420,971	403,506	321,056	297,005
Total liabilities and shareholders’ equity.	1,378,557	1,071,673	954,435	737,660
Cash Flow Data
Operating activities	220,404	278,767	254,776	203,176
Financing activities	69,657	(74,910)	46,192	(51,344)
Investing activities	(260,111)	(201,951)	(185,350)	(142,821)

_________________________

(1)   Revenue is presented on a consolidated basis, net of sales taxes, returns, allowances and discounts.

(2)   On October 17, 2007, we effected a reverse stock split at the ratio of one shave for every 20 shaves of the same type, thereby decreasing the number of common shares from 116,495,445 to 5,824,772 and the number of preferred shaves from 200,638,288 to 10,031,914.  On January 15, 2010, we effected a reverse stock split at a ratio of one share for 50 shares of the same type, thereby decreasing the number of common shares from 5,772,435 to 115,448 and the number of preferred shares from 9,170,250 to 183,405.  Simultaneously with the January 2010 reverse stock split, we effected a stock split at a ratio of 200 shares for one share of the same type, thereby increasing the number of common shares to 23,089,600 and the number of preferred shares to 36,681,000.  Information relating to the number of shares and earnings per share amounts has been adjusted retroactively to reflect the foregoing stock splits.

(3)   The effects of stock options issued under the Company’s stock option plan were taken into consideration in the calculation of earnings per share for the year ended December 31, 2009 and 2010, as they would have a dilutive effect.

700012274.17

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

700012274.17

The following table sets forth the commercial seling rates published by the Central Bank (expressed in reais per U.S. dollar) for the periods indicated.

Year ended December 31,	Period-end	Average for period (1)	High	Low
2006	2.138	2.176	2.371	2.059
2007	1.771	1.948	2.156	1.732
2008	2.316	1.837	2.515	1.561
2009	1.746	1.999	2.448	1.699
2010	1.661	1.759	1.881	1.655

Month			High	Low
December 2010			1.712	1.674
January 2011			1.691	1.651
February 2011			1.678	1.661
March 2011			1.676	1.629
April 2011			1.619	1.565
May 2011			1.634	1.575

__________________________

(1)   Represents the average of the exchange rates on the last day of each month during the relevant period.

Source: Central Bank

On December 31, 2010, the commercial selling rate was R$1.661 to U.S.$1.00.  On May 31, 2011, the commercial selling rate was R$1.580 to U.S.$1.00.

Risk Factors

The following factors should be carefully considered in addition to the other information presented in this annual report.

Risks Relating to Our Business

A large portion of our revenues originates from a limited number of clients, and the loss of one or more of these clients could significantly impact our results of operations and financial condition.

We strategically focus our marketing efforts on developing long-term relationships with large companies in targeted sectors.  As a result, we rely on a limited number of significant clients for a large percentage of our revenues.  Our contracts with our two largest clients in 2010, Oi and Banco Itaú Unibanco S.A., accounted for 48.9% and 14.2%, respectively, of our revenues for the year ended December 31, 2010.  The current terms of our agreements with Oi (indirectly under common control with us) end in November 2014 and November 2016, each with an automatic renewal for a further 5 to 6-year period from such end dates.  Our agreement with Itaú, our second largest client in 2010, ends in December 2012.

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

Changes to our service agreements with Oi could significantly impact our results of operations and financial condition.

On December 10, 2010, we and Oi entered into a memorandum of understanding which substantially modified the pricing model by which our customer services product is charged to Oi. Charges are now based on Oi’s total customer base at any given time, rather than on the frequency and length of calls made by such customers. Increases in the frequency and length of calls made by Oi’s customers may increase our operating costs and, therefore, adversely affect our results of operations. Frequency and length of calls may increase due to facts and circumstances beyond our control, such as the disruption of services rendered by Oi. For more information, see “Item 7.  Major Shareholders and Related Party Transactions — Related Party Transactions — Oi/Contax Contracts.”

700012274.17

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

Additionally, our clients may be subject to restrictions on their ability to outsource contact center services to the extent labor courts hold that such services are part of their core business. Although recently the TST (Brazilian Federal Superior Labor Court) ruled that a wireless telecommunications operator was able to outsource call center services, holding that such services are not part of its “core business”, in a similar case, the TST (Brazilian Federal Superior Labor Court) ruled against the ability of CELG (Centrais Elétricas de Goiás), a state electricity provider, to outsource certain other services that were considered to be its core business.  Such decisions might have an impact on the way lower courts understand what type of services are considered core services and therefore may not be outsourced under Brazilian labor laws.

If Brazilian court rulings narrow the scope of the services we are allowed to render, we could lose a part of our revenues as our current and prospective clients become restricted from outsourcing certain services of their contact center operations. Moreover, if the government adopts laws that restrict or dictate costly specifications regarding contact center operations and procedures, it could affect current and future clients’ decisions to outsource certain activities, since such laws could unfavorably impact our profit margins and cause us to adjust the pricing of our contracts.

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

Since our business is labor intensive, our ability to attract and retain personnel is key to our continued success.  We place significant importance on our ability to recruit, train and retain qualified personnel.  We employed 86,357 employees as of December 31, 2010.  On average, in 2010, we experienced a monthly turnover of approximately 5.7% of our personnel, requiring us to continuously recruit and train replacement personnel as a result of a changing and expanding workforce.  In addition, demand for qualified technical professionals familiar with certain technologies may exceed supply, as new and additional skills are required to keep pace with evolving technology.  In the event that we are unable to recruit, motivate and retain qualified personnel, the quality of our services could be affected, which could reduce our profit margins and impact our ability to attract new clients and retain existing ones.  Additionally, we may experience an increase in personnel costs as a result of (i) a decrease in the productivity of our employees resulting from the loss of qualified, experienced personnel and (ii) an increase in recruiting and training costs related to higher employee turnover and absenteeism.

700012274.17

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

700012274.17

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

Our exposure to discretionary early termination by Oi, our largest client in 2010, in connection with breaches of our contact center service agreement is equivalent to the revenue we obtain pursuant to such agreement during the three months prior to the date Oi sends us a notice of termination of the agreement.  Our exposure to penalties related to damages caused by the termination of our agreement with Oi as a result of our contractual breach shall be limited to 5.0% of our annual revenue pursuant to such agreement.  Based upon the amount of revenue generated in 2010 pursuant to such agreement, the early termination penalty would have been approximately R$279.6 million (U.S.$168.3 million), while our exposure to penalties related to damages for the year could have been up to approximately R$55.9 million (U.S.$33.7 million).

700012274.17

As a result, our exposure for breach under these contracts, though currently indeterminable, may have a significant negative impact on our results of operations.

We may be unable to achieve the same performance levels we have been experiencing with our performance-based compensation contracts.

We derived approximately 30% of our net revenues in 2010 from operations with performance-based compensation, consisting mostly of telemarketing and debt collection services.  These services depend not only on our success in selling a product, locating a debtor or negotiating a debt settlement, but also on other factors that are beyond our control.  For telemarketing activities, for example, our compensation is measured according to the amount of our clients’ products that we are able to sell in a given period of time or on a sales target which we are required to meet.  Consequently, our performance-based compensation for telemarketing can be affected by, among other things, the attractiveness of the products and services we will be selling for our clients.  In addition, prevailing macroeconomic conditions in Brazil, such as GDP growth, unemployment and availability of disposable income, also affect our performance-based compensation more acutely than they affect enterprises that rely solely on fixed-based compensation, since such macroeconomic conditions directly affect consumer spending and default rates.  Consequently, there can be no assurance that we will be able to maintain in the future the same level of our past performance or that we will not incur losses under our performance-based compensation contracts.

We may be responsible for labor liabilities, which could have an adverse effect on our profitability.

We were involved in 8,796 labor claims as of December 31, 2010.  Although the total amount of all labor claims filed against us was approximately R$587,614 thousand (U.S.$353,771 thousand) as of December 31, 2010, as of that date we had only recorded provisions of approximately R$57,500 thousand (U.S.$34,618 thousand), based upon our historical losses in similar lawsuits.  We are also subject to potential administrative proceedings brought by the Brazilian Labor Department.

If all of the labor claims filed against us or a greater portion of such claims than we have provisioned for are resolved against us, our profitability would be adversely affected.  There can be no assurance that additional labor claims and proceedings will not be brought against us in the future, or if they are, that an adverse ruling regarding such claims and proceedings would not have a negative impact on the cost of services rendered by us, or result in the imposition of penalties or other negative consequences.

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

700012274.17

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

We are controlled by CTX Participações, which spun-off from Telemar Participações in April 2008 and as of May 31, 2011, had voting rights over 69.3% of our voting shares.  As our controlling shareholder, CTX Participações is entitled to appoint the majority of the members of our board of directors and has the power to, among other things, modify our business plan, determine the date of dividend payments, approve corporate restructurings and sell our material assets.  We cannot assure that our controlling shareholder will not take actions that might differ from or conflict with the interests of our other shareholders.

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

We may not be able to integrate successfully, or may experience difficulties in integrating, new or future acquisitions and therefore may fail to achieve the anticipated cost benefits and operational synergies that we had anticipated.

We recently acquired Ability and the Allus Group, and our potential business combination with Mobitel S.A. (“Dedic”), including its subsidiary GPTI Tecnologia da Informação S.A.(“GPTI”), is currently subject to approval by our shareholders and Dedic’s shareholders, respectively.  In the future, we may acquire other businesses and seek to integrate them into our operations. We cannot assure you that any acquisition or business combination that we complete will result in long-term benefits to the Company. Risks and challenges include the following:

•         difficulties in combining previously separate businesses into a single enterprise and difficulties related to assimilating the products or services of an acquired business;

•         substantial diversion of management’s attention from day-to-day business when evaluating and negotiating such transactions and then integrating an acquired business;

•         difficulties or delays in implementing key information systems, operating procedures and financial controls due to the incompatibility of existing systems or otherwise;

•         additional restrictions, conditions or limitations, if any, imposed by governmental authorities;

700012274.17

•         failure to achieve anticipated benefits such as cost savings and revenue enhancements;

•         discovery of liabilities assumed from the acquired business or of assets acquired that are not realizable; and

•         discovery, after completion of the acquisition, of contingencies related to taxes, labor, environmental regulation or other matters.

The Brazilian antitrust authorities could impose costly or restrictive conditions on the approval of our business combination with Dedic, which could adversely affect our business and results of operations.

Our business combination has been submitted to CADE, the Brazilian antitrust authority, in accordance with Brazilian law, and the transaction is subject to the final approval of CADE. However, Brazilian law permits us to consummate this transaction prior to receiving this final approval, unless CADE issues a writ of prevention blocking a transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. The antitrust authorities will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affect consumers in these markets.

If the Brazilian antitrust authorities do not approve our business combination or if such authorities take any action to impose conditions or performance commitments on us as part of the approval process for our business combination, it could materially and adversely affect our business and results of operations and prevent our company from achieving the anticipated benefits of our business combination.

The Argentine antitrust authorities could impose costly or restrictive conditions on the approval of acquisition of Stratton Argentina S.A., the Argentine member of the Allus Group, which could adversely affect our business and results of operations.

Our acquisition of the Allus Group has been submitted to the Argentine antitrust authority, in accordance with Argentine law, and the transaction is subject to the final approval of such antitrust authority. However, Argentine law permits us to consummate this transaction prior to receiving this final approval. The Argentine antitrust authorities will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets.

If the Argentine antitrust authorities do not approve our business combination or if such authorities take any action to impose conditions or performance commitments on us as part of the approval process for our business combination, it could adversely affect our business and results of operations and prevent our company from achieving the anticipated benefits of such acquisition.

We are subject to risks from potential fluctuations in exchange rates between the real  and the currencies of the other countries in which we operate.

With the acquisition of the Allus Group and the establishment of Contax Argentina, we have acquired significant operations in Argentina, Peru and Colombia. Additionally, in line with our growth strategy, we may continue to invest and acquire companies located in other Latin American countries.  As a result, we are and may become increasingly subject to international currency risks from the potential fluctuations in exchange rates between the real  and the currencies of those other countries. A significant depreciation in the value of the currency of one or more countries where we have significant operations may materially affect our results of operations.

700012274.17

Our international activities are subject to special risks.

As stated above, with the acquisition of the Allus Group and the establishment of Contax Argentina, we have acquired significant operations in Argentina, Peru and Colombia. Additionally, in line with our growth strategy, we may continue to invest and acquire companies located in other Latin American countries. As a result, our results of operations will be subject to economic conditions in those markets. In addition, our international operations are subject to the risks of doing business abroad, such as revisions in tax treaties or other laws and regulations, including those governing the taxation of the company’s international revenues, restrictions on the transfer of funds, and, in certain countries, uncertainty over property rights and political instability. We cannot predict the likelihood that any of these developments may occur.

 Moreover, our operations may be subject to risks that may limit our ability to effectively establish, staff and manage our operations outside Brazil, including differing employment practices and labor issues, local business and cultural factors that differ from our usual standards and practices, regulatory requirements and prohibitions that differ between jurisdictions.

We may face risks associated with investing in unfamiliar markets.

We have acquired and may continue to acquire companies in different segments and international markets that are new to us. When we acquire such companies, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and procedures.

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

•       monetary policy;

•       tax policy; and

700012274.17

•       other political, diplomatic, social and economic developments in or affecting Brazil.

In addition, the President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and that could consequently affect our business, financial condition and results of operations. The term of Brazil’s former President, Luiz Inácio Lula da Silva, expired in January 2011, and his elected successor, Dilma Rousseff, assumed office on January 1, 2011.  We cannot predict what policies may be implemented by President Rousseff and by the Brazilian federal or state governments and whether these policies will negatively affect our Company or our business and financial performance.

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

Brazil has historically experienced extremely high rates of inflation.  Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have in the past had significant negative effects on the Brazilian economy.  While inflation has been kept largely under control since the introduction of the real in 1994, inflationary pressures persist.  Actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market.  According to the Índice Geral de Preços Mercado, or IGP-M, a general price inflation index published by Fundação Getúlio Vargas, or FGV, the Brazilian general price inflation rates were 9.8%, (1.7)% and 11.3% in 2008, 2009 and 2010, respectively.  According to the Índice Geral de Preços - Disponibilidade Interna, or IGP-DI, another general price inflation index published by FGV, the Brazilian general price inflation rates were 9.1%, (1.4)% and 11.3% in 2008, 2009 and 2010, respectively.  According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA, published by the Instituto Brasileiro de Geografia e Estatística, or IBGE, the Brazilian consumer price inflation rates were 5.9%, 4.3% and 5.9% in 2008, 2009 and 2010, respectively.  In the first quarter of 2011, inflation measured by the IGP-M, IGP-DI and IPCA, was approximately 2.4%, 2.6% and 2.4%, respectively, or 10.1%, 10.7% and 10.1% on an annualized basis, respectively.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2010, we had, among other debt obligations, R$308.1 million of loans and financing that were subject to the TJLP (the Brazilian long-term interest rate). The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council. In particular, the TJLP has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. A significant increase in the TJLP could adversely affect our financial expenses and negatively affect our overall financial performance.

700012274.17

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

A series of bills have been presented to Brazil’s House of Representative and the Senate and to local legislative branches of certain Brazilian states and municipalities proposing to regulate several aspects of the outbound telemarketing services we provide, such as: the creation of a national “do not call list” and the imposition of fines in connection with each call made in breach of such restriction.  If these bills are passed, our ability to make outbound calls may be significantly restricted, which would adversely impact our revenues and growth opportunities.  “See Item 4: Information on the Company — Industry Overview — Regulatory Developments regarding Telemarketing Services”.

In addition, a number of Brazilian states, such as the states of Amazonas and Rio de Janeiro, are currently debating certain proposed statutes that, if passed, will prevent us from contacting customers that are registered in public databases commonly refered to as the Register for Telemarketing Phone Call Blocking (Cadastro para Bloqueio do Recebimento de Ligações de Telemarketing).  Other Brazilian states, such as Alagoas, Pernambuco, Maranhão, Paraíba, Paraná, Rio Grande do Sul, Espírito Santo, São Paulo and Mato Grosso do Sul, have already passed similar statutes, which restrict our ability to make outbound calls, thereby limiting our revenue and growth opportunities.

700012274.17

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

The Brazilian currency has been devalued frequently over the past four decades.  Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.  Based on the real/U.S. dollar exchange rate, the real  depreciated against the U.S. dollar by 30.8% in 2008.  In 2009, the real  appreciated against the U.S. dollar by 24.6% based on the real/U.S. dollar commercial rate of R$1.746 to U.S.$1.00, as of the close of business on December 31, 2009.  In 2010, the real  appreciated against the U.S. dollar by 4.9% based on the real/U.S. dollar commercial rate of R$1.661 to U.S.$1.00, as at the close of business on December 31, 2010.  On May 31, 2011, the commercial rate was R$1.580 to U.S.$1.00.  Depreciation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies, including tighter monetary policy.  Depreciation of the real  relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADSs.  On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth.

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

700012274.17

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

Moreover, since 2005, when our ADS program was first implemented, we have experienced a substantial reduction in the number of our outstanding ADSs.  As of December 31, 2005, ADSs represented 13.8% of our total capital stock, whereas the percentage of our capital stock represented by ADSs has decreased to 1.5%, as of May 31, 2011.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid and more concentrated than major securities markets in the United States.  As a result, the price for the preferred shares may be subject to substantial volatility, and it may be difficult to find a buyer or a seller at certain times.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the deposit facility at any time, your ability to sell the preferred shares underlying the ADSs at a price and time of your choosing may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in the United States.  As of December 31, 2010, the aggregate market capitalization of the 10 largest companies listed on the BM&FBovespa was approximately U.S.$853 billion, representing almost 55.3% of the aggregate market capitalization of that market.  The top 10 stocks in terms of trading volume accounted for approximately 44.8% and 43.4% of all shares traded on the BM&FBovespa in 2009 and 2010, respectively.

700012274.17

Holders of preferred shares and ADSs have limited voting rights.

Of our two classes of capital shares outstanding, only our common shares have full voting rights.  Except in certain limited circumstances, our preferred shares will be entitled to full voting rights only in the event that we fail to pay the minimum dividends for a period of three consecutive years.  As a result of these limited voting rights and the fact that CTX Participações had, as of May 31, 2011, voting rights over 69.3% of our voting shares, holders of our preferred shares and, therefore, of our ADSs, generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

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

700012274.17

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

Dividends received before January 1, 2013 by non-corporate U.S. shareholders on shares of certain foreign corporations will be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met.  However, because our preferred shares and ADSs are not listed, and we do not intend to list the preferred shares or ADSs, on an established securities market in the United States and there is no income tax treaty between Brazil and the United States, we currently do not expect that those conditions will be met with respect to our preferred shares or ADSs.  As a result, distributions on the preferred shares or ADSs paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, generally will be taxable as ordinary income to U.S. shareholders and will not be eligible for a reduced rate of taxation.  See “Taxation — Certain Material United States Federal Income Tax Considerations — U.S. Holders — Receipt of Distributions.”

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

700012274.17

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

700012274.17

Item 4.         Information on the Company

History and Organizational Structure

Contax Participações S.A. was incorporated in Brazil on July 31, 2000 as a corporation, or sociedade por ações, under the name Caroaci Participações S.A.  Its primary functions were those of a typical holding company. Contax Holding’s registered address is: Rua do Passeio 48 a 56 (parte), 20021-290, Rio de Janeiro, RJ, Brazil.  Its telephone number is +55 21 3131-0010.

Contax Holding is the sole parent company of Contax S.A., a corporation incorporated in Brazil on April 3, 2000 as a sociedade por ações under the name Contax S.A. (subsequently renamed TNL Contax S.A. and since December 2009 again renamed Contax S.A.).  Contax S.A. is the operational subsidiary of Contax Holding that conducts contact center service activities in Brazil.

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

In September 2010, we acquired Ability, a company active in the trade marketing sector, including marketing, sales promotions, merchandising and market research. The purpose of our acquisition of Ability is to expand our service offering to include specialized point-of-sale services, in accordance with our strategy of becoming a corporate services company in Brazil specializing in the entire relationship chain between companies and their customers through multiple contact channels.

Also, in September 2010, Contax established Contax Argentina, as a first step in our strategy to expand internationally in other Latin American countries.

In April 2011, we announced the acquisition of the Allus Group, which is one of the main contact center service providers in Latin America, with 22 units in Argentina, Colombia and Peru, as well as commercial activities in the United States and Spain. The acquisition was consummated in May 2011.

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

700012274.17

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

The charts below show the capital structure before and after the restructuring of our controlling group:

Before the restructuring:

700012274.17

Immediately after the restructuring:

CTX Participações S.A. Restructuring Process

As a result of the consummation of certain transactions pursuant to a Share Purchase and Sale Agreements dated January 25, 2011, among (i) AG Telecom Participações S.A. (“AG Telecom”), Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (“PREVI”), Fundação Petrobras de Seguridade Social – PETROS (“PETROS”) and Fundação dos Economiários Federais – FUNCEF (“FUNCEF”); (ii) LF Tel S.A. (“L.F. Tel”), PREVI, PETROS and FUNCEF; (iii) Portugal Telecom Brasil S.A. (“Portugal Telecom”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”); and (iv) Portugal Telecom, PREVI, PETROS and FUNCEF, AG Telecom and LF Tel each acquired 431,999,634 CTX common shares held by PREVI, PETROS and FUNCEF, and Portugal Telecom acquired 463,234,643 CTX common shares held by BNDESPAR and 37,884,932 CTX common shares held by PREVI, PETROS and FUNCEF, as a result of which BNDESPAR, PREVI, PETROS and FUNCEF ceased to be shareholders of CTX Participações.

 Following the acquisitions, CTX Participaçoes’ share capital was divided as follows:

Shareholder	Shares	Total %
AG Telecom Participações S.A...........................................	784,730,224	25.39%
Luxemburgo Participações S.A..........................................	352,730,590	11.41%
LF Tel S.A...............................................................................	1,137,460,814	36.80%
Portugal Telecom Brasil S.A................................................	501,119,575	16.21%
Fundação Atlântico de Seguridade Social........................	314,569,805	10.18%
Total........................................................................................	3,090,611,008	100.00%

Share Buyback

During 2006 and 2007, we implemented three different buyback programs, which resulted in the repurchase of 719,000 common shares and 2,705,000 preferred shares.  Of these totals, 544,000 common shares and all of the 2,705,000 preferred shares were cancelled, with the remaining 175,000 common shares held in treasury without reducing our capital stock.

700012274.17

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

At a Board of Directors’ meeting held on October 27, 2009, our shareholders approved a fifth share buyback program for the acquisition of a maximum of 699,800 of our common shares and 1,945,000 of our preferred shares, representing less than 10% of our outstanding common and preferred shares.  On October 28, 2010, we announced to the market that the Company, during the term of the program, disbursed R$20.9 million for the acquisition of 699,996 common shares, equivalent to 9.88% of our outstanding common shares and 3.03% of our total common shares, to be kept in treasury, thereby concluding the program.

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

On August 31, 2010, a new stock option program was approved by the committee created to manage our stock options plan, pursuant to which stock options representing 3.1% of our pre-existing outstanding capital stock (equivalent to 2,244,611 common shares) were issued.

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

700012274.17

As a result of the reverse stock split and simultaneous stock split effected on January 15, 2010, each ADS represents one-fifth of a preferred share.

Acquisition of Ability

On September 1, 2010, we acquired all of the shares of Ability for a purchase price that could reach a total of R$82.5 million, depending on future growth and profitability measures. The purchase price consisted of: (i) R$26.4 million paid in cash; and (ii) an additional amount payable annually through an earn-out agreement based on EBITDA in the three years following the acquisition, up to a maximum of R$56.1 million.

Ability is active in the trade marketing sector, including marketing, sales promotions, merchandising and market research. The purpose of our acquisition of Ability is to expand our service offering to include specialized point-of-sale services, in accordance with our strategy of becoming a corporate services company in Brazil specializing in the entire relationship chain between companies and their customers through multiple contact channels.

Potential Business Combination with Dedic

On January 25, 2011,  we and our controlling shareholder, CTX Participações, agreed with Dedic, a subsidiary of Portugal Telecom SGPS, S.A., to propose to our respective shareholders the integration of our activities by means of a stock merger transaction under Brazilian law (incorporação de ações) between Contax Participações S.A. and Dedic.  In connection with the proposed transaction, Dedic would become our wholly owned subsidiary, and we would increase our capital through the issuance of new ordinary and preferred shares to be received by the current shareholders of Dedic.  On March 30, 2011, our shareholders approved an amendment to our by-laws which created a special independent committee, composed of independent members, with the purpose of analyzing the economic conditions of such stock merger.  The transaction remains subject to approval by the shareholders of Contax and Dedic.. The potential business combination with Dedic is also subject to, among other things, the approval of the Brazilian antitrust authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The Brazilian antitrust authorities could impose costly or restrictive conditions on the approval of our business combination with Dedic, which could adversely affect our business and results of operations”.

Constituted at the end of 2002, Dedic is one of Brazil’s largest contact center companies and a member of the Portugal Telecom group. In February 2010, Dedic acquired GPTI, a company that provides technology and information systems companies. According to information made publicly available by Portugal Telecom, Dedic’s operating revenues were R$479 million in 2010 and GPTI’s operating revenues were R$133 million from March 1, 2010 to December 31, 2010. Our proposed business combination with Dedic is consistent with our strategy to strengthen our market position and to expand our portfolio of services we offer to customers.

700012274.17

According to the stock merger proposal currently under evaluation by the special independent committee, if this business combination is consummated, the former shareholders of Dedic will hold approximately 8.3% of our outstanding shares, thereby diluting the ownership percentage of our existing shareholders. Notwithstanding, the special independent committee has the authority to recommend the approval of the stock merger proposal on different terms.

Acquisition of the Allus Group

On April 5, 2011, we entered into a stock purchase agreement to acquire all the then-outstanding shares issued by the Allus Group. The Allus Group was indirectly controlled by Eton Park, a global multi-disciplinary investment organization.

The Allus Group is a contact center service provider with operations in Latin America, having 22 units in Argentina, Colombia and Peru, as well as commercial activities in the United States and Spain.  The acquisition of the Allus Group represents a further development of our internationalization strategy focused on Latin America.

The transaction was approved on April 25, 2011 by the shareholders of Contax. The acquisition price to be paid for the Allus Group will range between R$307 million and R$332 million (based on the U.S. dollar to real  exchange rate prevailing on the date the transaction was announced), depending on the future EBITDA performance of the Allus Group. In May, 2011, we consummated the acquisition of the Allus Group.

In 2010, the Allus Group’s net revenue was US$174 million. At the end of 2010, the Allus Group had 13.1 thousand employees and 8.5 thousand workstations.

The chart below shows our corporate structure after the acquisition of the Allus Group:

700012274.17

Overview

Contax is one of the largest corporate service companies in Brazil and a leader in the contact center and debt collection industry and enjoys a rapidly growing portfolio of clients and services. Contax is fast becoming the only business process outsourcing (BPO) company with broad expertise in customer relationship management (CRM).  By providing customized consulting services that differentiate us from our competitors, Contax is an integral part of our clients’ ecosystem and delivery chain and helps them make the most of their business.

Contax began operations at the end of 2000 in response to opportunities in the Brazilian contact center outsourcing market.  Contax initially provided outsourced services previously rendered by Oi in order to increase the quality of Oi’s in-house contact center activities.  In addition, Contax provided integrated services with Oi to their large corporate customers.

We have experienced overall growth of our businesses since inception, and with the creation of Todo, the acquisitions of Ability and the Allus Group and the potential business combination with Dedic, we are expanding our services in accordance with our strategy of becoming a corporate services company in Latin America, specialized in the entire relationship chain between our clients and their customers through the multiple contact channels.

During 2010, we increased our client base in comparison to the previous year, from 71 clients as of December 31, 2009 to 82 as of December 31, 2010.  Our business strategy is focused on developing long-term relationships with large companies in targeted sectors.  We offer a variety of channels of communication to interact with customers, including voice, Internet, e-mail, mail, fax services and sales and marketing promotion at points of sale.  As of December 31, 2010, we had 86,357 employees (78,200 as of December 31, 2009) and operated 38,680 workstations (34,820 as of December 31, 2009) located throughout 34 contact centers (30 as of December 31, 2009) in Brazil.

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

Today, companies face the challenge of delivering consistent levels of customer service, regardless of the channel of communications utilized or their customers’ location.  This trend has been fueled by the continued growth in Internet, short message service (SMS) and e-mail use, and the increasingly remote nature of customer interactions.  Moreover, companies are increasingly focused on better, differentiated customer services and on increasing the value of their customer relationships through the cross-selling of additional products or services.  By working in partnership with an outsourced services provider, a company can focus on its strategy for acquisition, retention and growth of its customer base without being overburdened with the complexities of day-to-day customer relationship operations.

700012274.17

Contact center activities are becoming central to the way companies choose to enhance customer loyalty and retention.  According to IDC, a market intelligence and consulting company specializing in the IT and telecommunication industries, the outsourced contact center market worldwide had gross revenues of approximately U.S.$54.6 billion in 2010, with the Brazilian market contributing an estimated R$8.6 billion (U.S.$5.2 billion).  The two biggest companies in the Brazilian contact center market (Contax and Atento) together had gross revenues of approximately R$3.6 billion (U.S.$2.2 billion) in 2008, R$4.0 billion (U.S.$2.4 billion) in 2009 and R$4.6 billion (U.S.$2.8 billion) in 2010.

Factors that influence companies worldwide to outsource their contact center needs and other customer relationship management services include the following:

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

Brazilian contact center service providers have enjoyed significant growth over the past several years.  Several factors have contributed to this growth:

•       Increase in telephony penetration.  Prior to Brazil’s privatization of state-owned telecommunications companies in 1998, telephony penetration in Brazil was very low, limiting the use of contact centers as an effective way to deliver customer service on a broad basis.  Today, a larger portion of the Brazilian population can access customer services in general through different communication channels, including both mobile and fixed-line terminals.  According to the Brazilian telecommunications regulatory agency (Agência Nacional de Telecomunicações Anatel), total wireline and wireless penetration grew from 42.8 million in 1999 to 202.7 million in December 2010, exceeding one cell phone per capita.

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

700012274.17

According to the most recent data available from IDC, the total number of outsourced workstations in Brazil grew from 148,000 at December 31, 2008 to 153,800 at December 31, 2009, and based on preliminary estimates, 174,300 at December 31, 2010, which represents growth of approximately 10.0% in 2009 and 13.3% in 2010.  We believe that this increase in outsourced contact center workstations is an indication of substantial growth opportunities for contact center services providers in the next few years.

As part of our efforts to improve the services we provide to our clients, we launched, in November 2007, a project to voluntarily join the Seal of Ethics of PROBARE, the Brazilian Program for Self-Regulation of the Client Relations Market.  PROBARE is an initiative by three entities active in the client, consumer and company relations market in Brazil: the Brazilian Association of Direct Marketing (ABEMD - Associação Brasileira de Marketing Direto); the Brazilian Association of Client Relations (ABRAREC - Associação Brasileira das Relações Empresa Cliente); and the Brazilian Association of TeleServices (ABT - Associação Brasileira de Telesserviços).  These entities identified the need for definition of standards of self-regulation in the client, consumer and company relations sector in order to improve services provided.  In order to attain this status, we underwent a rigorous auditing program pursuant to which we had to meet strict requirements.  Our Antártica (São Paulo), Comércio (Salvador) and Mauá (Rio de Janeiro) sites have been officially certified, and we are working to fulfill the same requirements at other operational sites.

Regulatory Developments regarding Telemarketing Services

On July 31, 2008, the Brazilian Federal Government enacted Decree No. 6,523/2008 (Decreto nº 6.523/2008), which became effective on December 1, 2008 and is imposed upon services providers regulated by Federal agencies (i.e., telephone, electric energy, cable television, credit card, and airline companies).  These rules, which are also referred to as the “Call Centers Law” (Lei dos Call Centers), mandate that the Customer Assistance Service (SAC - Serviço de Atendimento ao Consumidor) of such services providers shall comply with the following: (i) all telephone calls must be free of charges and may not result in any financial burden to consumers; (ii) consumers must have the option in the first menu — and in all subsequent menus — to contact directly an operator; (iii) telephone calls will not be terminated until the request is completed; (iv) access to an operator shall not be conditioned to providing any consumer’s data; (v) consumers must have access to an operator within a time limit ranging from forty-five (45) seconds to ninety (90) seconds, depending on the business of the service provider, as mandated by Ordinance No. 2,014/2008 from the Ministry of Justice (Portaria nº 2.014/2008); (vi) misdirected telephone calls must be reassigned to the proper operator within sixty (60) seconds; (vii) unless authorized by a caller, no marketing nor advertising, such as recorded announcements, is permitted while a caller is on hold; (viii) all claims, requests, demands and complaints must receive a protocol number to permit the consumers to track their information; and (ix) all telephone calls must be recorded and retained for a period of ninety (90) days and must be provided to consumer upon request within ten (10) days, pursuant Ordinance No. 49/2009 of the Secretariat of Economic Law of the Ministry of Justice (Portaria nº 49/2009).

A series of bills are currently being discussed by Brazil’s House of Representatives and Senate and also by local legislative branches of certain Brazilian states and municipalities, which propose to regulate several aspects of the outbound telemarketing services we provide, such as the creation of a national “do not call list” and the imposition of fines in connection with each call made in breach of such restriction.  With respect to the Federal proposals, the proposals are currently being discussed by the Commision of Science and Technology, Communication and Information Technology (Comissão de Ciência e Tecnologia, Comunicação e Informática) in the House of Representatives and must be approved by three different commissions and submitted subsequently to the Senate for a final vote.  The President of Brazil must then grant or deny final approval.

700012274.17

In 2009, the States of Alagoas, Pernambuco, Maranhão, Paraíba, Paraná, Rio Grande do Sul, Espírito Santo, São Paulo and Mato Grosso do Sul enacted new laws which created local registers for telemarketing phone call blocking.  Under these laws, telemarketing companies are prevented from contacting customers in these states that are registered in the public database.  These laws restrict our ability to make outbound calls to these states, which limits our revenue and growth opportunities.  A number of other Brazilian states, such as the states of Amazonas and Rio de Janeiro, are currently debating certain proposed state statutes that, if passed, will similarly prevent us from contacting customers that are registered in public databases, commonly refered to as the Register for Telemarketing Call Blocking (Cadastro para o Bloqueio do Recebimento de Ligações de Telemarketing).

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

We aim to establish long-term relationships with our clients by seeking to deliver continuing and sustainable results.  We also seek to introduce new services for existing clients.  In 2010, the growth in revenues from pre-existing clients accounted for 61.2% of the growth in net revenues.

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

Furthermore, in 2010, we diversified our strategic initiatives through our acquisition of Ability, which supplies outsourced sales personnel to provide in-store sales and marketing services to our clients. Additionally, on January 25, 2011, we we agreed to integrate our activities with Dedic in connection with the development of our strategy to strengthen our market position and to expand the portfolio of services we offer to clients. See “Item 4. Information of the Company —Potential Business Combination with Dedic”. Moreover, in May, 2011, we consummated the acquisition of the Allus Group, as a part of the development of our internationalization strategy focused on Latin America. See “Item 4. Information of the Company — Acquisition of Allus Group”.

We also seek to diversify our services offering by rendering administrative services that are part of customer relationship management solutions.

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

700012274.17

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

Telemarketing: Our telemarketing services are focused on providing efficient solutions for attracting new customers (whether through active, receptive or blended approaches) and improving returns from our clients’ existing portfolio of customers, always focusing on the specific characteristics of each customer and our clients’ target market.

Customer Retention: Our customer retention services seek both to persuade the end consumer not to cancel a service and to observe consumer behavior, adopting preventive measures to avoid cancellation requests and mapping and developing new customer retention offers.

Trade Marketing: Our acquisition of Ability is part of our new strategy to expand our services in our clients’ customer relationship chain through multiple contact channels. Ability is one of the leading companies in the Brazilian trade marketing sector, specializing in developing relations between companies and their sales channels by understanding their needs at points of sale (generally in stores).  As of December 2010, Ability’s client portfolio included large companies from various sectors such as technology, consumer goods, food and telecommunications. As part of Contax, we expect to increase Ability’s addressable market, as well as to provide its services to our customers, especially those in the financial sector where Ability has limited historical penetration.

IT services: We believe that infrastrucuture and technology are important elements in providing superior services and attracting new clients. We seek to maintain a competitive advantage and to distinguish our services by utilizing advanced IT systems and by maintaining strong partnerships with leading technology providers. With this objective, Todo was created to become a supplier of technological services designed according to the specific needs of the CRM market requirements. Todo’s first customer, when it commenced operations in April 2009, was Contax, which outsourced its entire IT area to Todo. The service portfolio of Todo allows the complete outsourcing of its clients’ IT environment. The company has a staff trained on the complex voice platform, URA, an integrated recording solution (which stores voice files containing the client’s and call profile data) and the intelligent dialer management. It also offers solutions for information and timecard access management, which enhances control of person and provides integrated information to HR systems. The company also relies on solutions for management reports, voice network projects and IT environment optimization.

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

700012274.17

Operational model: By providing our clients with services during the entire customer lifecycle and developing a compelling value proposition in our main product categories, we believe we can continue to enhance our operational model.

Competition

The outsourced contact center sector in Brazil is competitive and fragmented.  There are a few large contact center companies in Brazil, but we also compete with a variety of companies, including niche providers, consulting companies, trade marketing companies, IT providers and numerous small companies that offer low value-added services (primarily outbound telemarketing services).  In addition, we compete with in-house contact centers, which continue to represent the largest segment of contact center activities.  Moreover, some of our outbound services also compete with other forms of direct marketing, such as mail and e-mail messages, and with traditional media, such as television and radio.

We believe offshore outsourcing provided from Brazil, where the contact center provider is not located in the same country as its customers, is neither a threat nor a significant opportunity for us as of the date of this annual report.  Because Brazil is a low-cost country and the national language is Portuguese, it is unlikely that contact center service providers in other countries, usually referred to as “offshore” facilities, could provide Portuguese-speaking customer service at a lower cost than providers in Brazil.  Although Brazil has competitive labor costs when compared to those of other countries and a large qualified workforce, we do not believe that significant opportunities to provide services for other countries currently exist.  We monitor these opportunities on a regular basis.

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

•       Tivit.  In 2007, with the acquisitions of Softway and Telefutura, Tivit became one of the three largest contact center providers in Brazil. Tivit was initially controlled by Tivit Tecnologia (35%), Patria Group (7%), Luiz Roberto Novaes Mattar and Eraldo Dante de Paola (14.31%), but in 2010, funds managed by Apax Partners entered into an agreement to acquire 100% of the shares of Tivit.

•       Dedic.   Dedic is one of Brazil’s largest contact center companies, and it is currently controlled by the Portugal Telecom Group. In February 2010, Dedic acquired GPTI, one of the country’s leading technology and information systems companies.  Two of Dedic’s major clients are Telefônica and Banco Itaú Unibanco. On January 25, 2011, we announced that we and our controlling shareholder, CTX Participações, have agreed with Dedic to propose to our respective shareholders the integration of our activities.  See “Item 4. Information of the Company — Potential Business Combination with Dedic”.

700012274.17

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

Other major global competitors are:

•       Convergys.  Convergys has approximately 70,000 employees at 67 customer contact centers and other facilities in the United States, Canada, Latin America, Europe, the Middle East and Asia. Its global headquarters is in Cincinnati, Ohio.

•       Teletech.  Teletech is a global business process outsourcing company that provides customer management, transaction-based processing, database marketing services, professional sales and e-Commerce services. Founded in 1982, TeleTech currently operates in Argentina, Australia, Brazil, Canada, China, Costa Rica, Germany, Hong Kong, Malaysia, Mexico, New Zealand, Philippines, South Africa, Spain, Northern Ireland, Great Britain and the United States.

•       Sitel. Sitel is a U.S. company, headquartered in Nashville, Tennessee. It maintains over 140 call centers in 27 countries.

Our Business

We offer a variety of integrated customer-interactive products and services covering all stages of the customer lifecycle through multiple communications channels.  Each of our main service offerings (customer service, telemarketing, technical support, client retention, debt collection, IT services and trade marketing) seeks to add value to our clients’ customer relationship management (CRM) strategies, while anticipating their needs.  We believe we operate in a flexible environment that can accommodate dynamic shifts in volume, workload and staffing requirements.  We seek to build upon and strengthen end-customer relationships on behalf of our clients.  Our operators are highly trained in the applicable products and services they are supporting and, as a result, they can act as a seamless extension of our clients’ efforts to acquire and service their end-customers.

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

700012274.17

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

•            Trade Marketing.  With 12 years of operations in the trade marketing sector, Ability, which we acquired in 2010, is one of the largest trade marketing companies in Brazil. Its specialty is to plan, guide, create, deploy, operate and monitor all phases of a sales initiative at the point of sale or a distribution channel, with the objective of enabling strategies and expected sales results of its clients.  Our acquisition of Ability expands operations in our clients’ relationship chain through multiple contact channels. In becoming part of Contax, Ability is able to increase its addressable market, as it will also provide its services to our customers.

•            IT Services.  With the objective of exploring new business opportunities and developing new products, in April 2009, we initiated Todo’s operations. Todo is a center for integration and operation of technology services, focused on complete solutions for CRM market requirements. Todo offers partial or complete outsourcing of the technological environment for customer service, telemarketing and debt collection centers. It also offers solutions for information and timecard access management, which enhances control of personnel and provides integrated information to human resources systems. Todo also provides solutions for management reports, voice network projects and IT environment optimization.

We also offer other services such as dispatch, back-office support and surveys, among others.  Furthermore, we continuously work with our clients to develop new products and service offerings.

700012274.17

The percentages of revenues derived from each of the services listed above were as follows for the periods indicated:

	Year ended December 31,
Services	2010	2009	2008
Customer Service	58.6%	58.8%	54.0%
Telemarketing	13.4%	14.1%	15.7%
Debt Collection	13.1%	15.3%	15.0%
Technical Support	2.9%	2.3%	1.9%
Customer Retention	6.3%	4.2%	5.0%
Other(1)	5.7%	5.3%	8.4%
Total	100.0%	100.0%	100.0%

(1) Other includes trade marketing, IT services and International Services.

On a monthly basis, we handle approximately 180 million customer contacts over the telephone at our 34 contact center sites. Our technology infrastructure provides for the effective distribution of calls to one or more of our sites.

Markets and Clients

We provide contact center services primarily across the following sectors:

•       Telecommunications.  This sector includes wireless and fixed-line telecommunications, pay TV and internet. We provide a full range of contact center services to Oi, our largest client.  Oi’s operations include fixed-line terminals, long-distance services, mobile services, as well as broadband and corporate voice and data services.  In addition to traditional customer related services, we deliver extensive customer retention and debt collection services for Oi’s retail and corporate customers.  We also provide services to Net, the largest cable TV operator in Brazil; TIM and Intelig, companies owned by Telecom Italia; Embratel, which is owned by Telmex; and other important Brazilian companies.

•       Financial Services.  Currrently, the six largest banks in Brazil are our clients.  We provide a broad range of services to the credit card, retail bank and insurance segments, as well as to consumer credit companies.  This sector continues to grow in importance for us since many financial institutions have in-house operations that fit into our strategy of focusing on clients with high volume and highly complex services.  In addition, new financial products and service offerings have expanded our opportunities in this sector.

•       Insurance.  Our clients include some of the main Brazilian participants in the insurance market. We provide diversified contact center services to several types of insurance companies, such as auto, health, life and property insurance providers, among others.

700012274.17

•       Other sectors. Other key sectors include travel, transportation, utilities, health care, government, retail and manufacturing.

The percentages of revenues of each sector are set forth below for the periods indicated:

	Year ended December 31,
Sector	2010	2009(2)	2008(2)
Telecommunications (1)	56.4%	57.3%	51.4%
Financial Services	35.9%	36.9%	33.7%
Insurance	2.3%	2.1%	1.8%
Other (1)	5.4%	3.7%	13.1%
Total	100.0%	100.0%	100.0%

____________________
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

(2)   The years of 2009 and 2008 reflect the reclassification of the table above when compared to the Form 20-F of 2009. “Internet” now is allocated in “Telecommunications” and “Utilities” are now allocated in “Other”. “Insurance”, which is now detailed in the table, was previously in “Other”.

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

The business model with respect to our contracts has evolved over the last few years.  In the past, most of our contracts were based on rental of capacity, where the client defined the number of workstations to be employed for a fixed price.  Most of our inbound service contracts are currently structured as follows: (i) per customer in our client’s customer base, whereby the client pays a fixed amount per each of its customers, independent of the frequency and the length of calls; (ii) based on speaking time, whereby the client pays for each minute of conversation between our operators and customers; or (iii) per call, whereby the client pays for each call answered by our operators. Other services are mostly priced on a pay-for-performance basis, whereby we either receive a combination of a fixed-rate fee plus a success fee or payments that are wholly performance-based.  Typically, performance-based compensation is used in debt collection and telemarketing services.

Our services can be rendered on a fully-outsourced or partially-outsourced basis.  Partially-outsourced services may include providing our contact center infrastructure when clients desire to use their own employees or providing our human resources when clients have already invested in their own facilities.

Nearly all of our contracts include service level agreements (SLAs) that define performance requirements and minimum quality thresholds.  Service Level Agreements are agreements between service providers and their customers that define, among other things, the services provided, the metrics associated with these services, acceptable and unacceptable service levels (e.g., speed-of-answer goals), liabilities on the part of the service provider and the customer in the case of non-performance, and actions to be taken in specific performance.  The most common service level agreement provision on inbound services is related to the time a customer should wait to be serviced.  This is typically measured as the minimum percentage of phone calls that should be answered in a maximum time frame (e.g., an “80/20” service level agreement provision requires that at least 80.0% of the calls will be answered in no longer than 20 seconds).  With the increased complexity of outsourced services, more service level agreement provisions are required by clients, such as service interruption and even operator turnover.  If we do not meet a service level agreement provision, we may be liable for penalties or a price reduction of our services.

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

700012274.17

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

Human Resource Management

At December 31, 2010, our headcount totaled 86,357 thousand employees.  We believe human resources are the key to the success of our business.  Accordingly, we continuously refine our approach to hiring, training and managing qualified personnel at all levels of our organization, which we believe to be one of our core strengths.  We offer classroom, online and on-the-job training programs for our employees, ranging from training regarding information about our clients and the products and services they offer to techniques relating to telephone-based sales and customer service.  Once hired, each new operator receives on-site training, the duration of which depends upon the complexity of the services to be provided.

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

700012274.17

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

Facilities

Our principal executive office, known as Passeio, is located in Rio de Janeiro, Brazil.  This facility currently serves as the headquarters for senior management and the financial, information technology, human resources and administrative departments.  Passeio also houses contact center operations, with 1,747 workstations.  At December 31, 2010, we had in operation a total of 34 contact centers in nine different Brazilian states and the Federal District.

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

700012274.17

The following table sets forth additional information concerning our facilities at December 31, 2010:

Sites	State	# Work Stations	# Employees	Sq. Meters	Expiration
Passeio I - (3rd to 12th floors) and 48/56 (13th to 16th floors)	RJ	1,747	3,994	24,044	Nov. 10, 2010(1)
Passeio I Complement - 56 (8th to 12th floors)					Apr. 30, 2012(1)
Passeio II - 56 (4th to 7th floors)					June 30, 2010(1)
Mackenzie	RJ	1,278	3,095	10,077	Dec. 31, 2014
Mauá	RJ	1,674	3,460	9,702	Feb. 28, 2013
Niterói	RJ	1,553	4,124	13,624	Dec. 31, 2014
Riachuelo/Inválidos	RJ	342	827	2,335	Jan. 14, 2013
São Cristóvão	RJ	553	11	5,600	—
Beneditinos	RJ	540	1,117	1,330	Mar. 31, 2013
Engenho de Dentro	RJ	237	290	3,368	Nov. 30, 2012
Rio Comprido	RJ	114	350	6,479	Oct. 31, 2013
Alameda Santos	SP	Support Area	—	1,110	Mar. 25, 2012
Alegria	SP	2,525	5,333	19,000	Nov. 20, 2017
Antártica	SP	2,859	6,686	21,621	June 13, 2014
Augusta	SP	465	1	3,497	May 31, 2011
Inhaúma	SP	683	9	3,350	June 30, 2016
Lapa	SP	1,318	3,311	17,375	Mar. 31, 2012
Oliveira Coutinho	SP	967	5	3,419	Sept. 30, 2013
Paulista/Conj. Nacional	SP	1,930	3,189	14,711	Nov. 30, 2015
Rubens Meireles	SP	Support Area	—	2,752	July 2, 2011(1)
CTC Dom Pedro	SP	Support Area	—	Not Available	Apr. 14, 2015
Contomo	MG	1,714	4,497	7,290	Oct. 31, 2015
Prado I	MG	1,969	4,566	11,998	Dec. 31, 2014
Sarzedo	MG				Dec. 31, 2014
Prado III	MG				July 31, 2014
Prado II (Ituiutaba)	MG	816	1,962		Apr. 31, 2019
Prado II (IJ 7)	MG				May 10, 2012
CTC Tamoios	MG	Support Area	-	Not Available	Aug. 31, 2012
Comércio	BA	2,549	5,937	11,000	Mar. 30, 2014
Fonte Nova	BA	1,522	3,636	10,296	Dec. 31, 2014
CTC Miguel Calmon (2nd floor)	BA	Support Area	—	Not Available	Apr. 21, 2014
CTC Miguel Calmon (3rd floor)	BA				Jul. 31, 2015
Cabula	BA	—	—	6,637	Aug. 31, 2011(3)
CTC Casa de Barra	BA	Support Area	—	Not Available	Oct. 1, 2013
Fortaleza	CE	2,656	6,356	19,259	Dec. 31, 2015
Nascente	CE	448	1,071	2,248	Dec. 31, 2013
Aurora	PE	501	1,403	8,584	Oct. 1, 2012
Conquista	PE	562	2,017	9,256	Aug. 2, 2016
Príncipe	PE	447	1,603	3,805	Dec. 31, 2014
Santo Amaro - 3B - Tower II	PE	4,539	7,774	20,672	Apr. 27, 2016
Santo Amaro - 3B - Tower I	PE			20,632	Feb. 28, 2017
CTC Pernambuco	PE	Support Area	—	Not Available	Sept. 4, 2010(3)
Navegantes	RS	1,874	5,514	12,103	Oct. 31, 2015
Brasilia	DF	298	586	4,045	Dec. 31, 2010(3)
Araujo Porto Alegre(2)	RJ	—	185	Not Available	Oct. 31, 2015
Alameda Santos(2)	SP	—	193	3,261	Mar. 15, 2014
Florianópolis(2)	SC	—	113	695	July 1, 2012
Contax(2)	BRAZIL	—	815	—	—
Ability	BRAZIL	—	2,327	—	—
Total		—	86,357	315,175

__________________________

(1)           Term has expired. The Company is seeking renewal in the local courts as permitted under Brazilian law.

(2)           TODO locations.

(3)           Renewal under negotiation.

Information Technology

Our growth and business success, among other factors, depends on highly effective technology, and therefore our new Technologies Department, has focused on:

700012274.17

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

In 2010, we made significant investments in telecommunications and IT infrastructure in an effort to meet our and our clients’ requirements.  We believe that we must continue to invest in the development of new and innovative systems on a timely basis in order to maintain our competitiveness.

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

We have developed the internal capability to design software services applicable to our business requirements.  Our in-house software development team was comprised of approximately 90 systems programmers and analysts as of December 2010.  We have successfully developed in-house systems that have resulted in a competitive advantage by allowing us to tailor our services as well as control and reduce our operational costs, particularly those related to employee productivity.  See “— Our Strategy”.

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

Capital Expenditures

The following table sets forth our capital expenditures for the periods indicated:

	Year ended December 31,
	2010	2009	2008
	(in millions of reais)
Telecommunications and IT systems	62.4	68.8	110.5
Leasehold improvements	40.6	60.4	31.3
Furniture and fixtures	18.7	12.0	16.5
Other	39.7	18.0	9.6
Total capital expenditures	161.4	159.2	167.9

Our capital expenditure is primarily linked to our rate of growth, with a portion (approximately 20.0%) being applied towards general upgrades and quality improvements of our existing systems.

700012274.17

Sales and Marketing

Our commercial team seeks to broadly address gaps in any step of our clients’ customer relationship value chain. We have sales professionals focused on each of the most significant market segments, who work together with our product development and our technical solution teams in an effort to provide the best service offerings, customized for our clients.

We mostly provide services to large Brazilian conglomerates, but we also provide services to any client who seeks a distinguished customer relationship process. Our direct corporate sales force has a team of approximately 50 people, who are responsible for supporting the key account managers in designing our customized solutions and our technical and commercial proposals.

Since 2006, we have adopted a strategy known as “WE MAKE CUSTOMERS FOR LIFE”, which illustrates our commitment to, and alignment with, our clients’ long-term satisfaction.  This strategy encourages us to organize and present ourselves as a strategic partner, focused on our clients’ final customers, thus creating an interdependent relationship with our clients.  We intend to be a relationship company rather than a simple service company.

Insurance

Our assets and liabilities of material value and high risk are currently covered by insurance policies maintained by Contax Holding and Contax S.A., which provide coverage for material damage and loss of revenue arising from such damage.  Contax Holding’s insurance policy is valid until January 2012, and Contax S.A.’s insurance policies are valid until June 2011. We believe the applicable coverage amounts will be adequate for the nature and risks of our activities and sufficient to ensure the protection of our net worth and operational continuity.  All policies are renewable upon expiration.

Our insurance policies comprise the following coverage, measured by the risks and nature of our assets:

Coverage Type	Amount Covered in 2011	Amount Covered in 2010
Property damage	R$109,370 thousand	R$97,000 thousand
Business interruption	R$64,677 thousand	R$47,556 thousand
General liability	R$10,000 thousand	R$10,000 thousand
Directors and Officers’ liability	U.S.$120,000 thousand	U.S.$100,000 thousand

Intellectual Property

Trademarks

Contax

On December 30, 2008, Tele Norte Leste Participações S.A. transferred to us at no cost 18 trademark applications/registrations containing the word “Contax” filed before the Brazilian PTO (Instituto Nacional de Propriedade Industrial), of which 16 trademarks registrations have already been granted and two are still pending. As of the date of this annual report, the record of this assignment and the respective publication by the Brazilian PTO was already approved with respect to 14 trademarks, while four are still pending.

On September 9, 2010, the Company filed six trademark applications with the Brazilian PTO. Each of these trademarks is pending registration.

On October 10, 2010, the Company filed twelve trademark applications with the Argentinean PTO (Instituto Nacional de la Propriedad Industrial – República Argentina). Each of these trademarks is pending registration.

700012274.17

Todo

On November 18, 2008, Todo filed two trademark applications with the Brazilian PTO.  On March 20, 2009, Todo filed eight trademark applications, which have not yet been published for the knowledge of third parties. All of Todo’s trademarks are pending registration, and two are being contested by third parties.

Ability

On November 18, 2008, Ability Full Service Marketing Ltda. transferred to Ability Comunicação Integrada Ltda. the rights, ownership and interests in three trademarks containing the term “ABILITY” that were registered at the Brazilian PTO. The recording of the transfer of such trademarks has been granted.

In addition to the registrations of the above-mentioned trademarks, Ability Comunicação Integrada Ltda. currently has seven trademarks registered at the Brazilian PTO, in addition to 32 requests filed that have been stayed or contested, which are awaiting a final decision from the Brazilian PTO.

From July 2009 to June 2010, Ability filed for the registration of another 24 trademarks at the Brazilian PTO. These requests are currently pending analysis by the Brazilian PTO.

Ability Comunicação Integrada Ltda. is filing for the registration of two of its trademarks before the competent authorities in Argentina, Colombia, Chile and Mexico.

These trademarks were filed in Colombia on April 3, 2009 and in Chile on August 14, 2009. In Argentina, two trademarks requests were filed on December 29, 2009 and May 4, 2010, respectively. In all countries, the trademark requests are being analyzed by the applicable authorities.

In Mexico, Ability has one trademark registration granted and two pending registration requests, which were filed on April 27, 2010 and are being analyzed by the Mexican PTO (Instituto Mexicano de la Propriedad Industrial).

Domain Names

There are currently seven domain names registered with the “Contax” name at the Center of Information and Coordination of Dot BR- NIC.BR (Núcleo de Informação e Coordenação do Ponto BR - NIC.br), the Brazilian institution responsible for registering domain names.  There are four domains (including www.contax-net.com.br and www.contaxt.com.br) registered under the name of Contax Holding (Contax Participações S.A.), one (www.contax.com.br) registered under the name of Contax S.A., and two (www.contax.net.br and www.contaxt.net.br) registered under the name of Telemar Norte Leste S.A.

There is currently one domain name registered in name of the Company (www.contaxargentina.com.ar) at the Network Information Center Argentina- NIC.ARG.

There are currently two domain name registered in name of Todo (www.todobpo.com.br and www.todo.com.br) and one domain name registered in the name of Ability (www.abilitytrademarketing.com.br) at the Center of Information and Coordination of Dot BR - NIC.BR (Núcleo  de Informação e Coordenação do Ponto BR - NIC.br).

Item 4A.      Unresolved Staff Comments

Not applicable.

700012274.17

Item 5.         Operating and Financial Review and Prospects

The following discussion and analysis of our results of operations, financial condition and liquidity should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this annual report.

Executive Overview

We provide business process outsourcing services related to customer relationship management, such as customer service, telemarketing, technical support, customer retention, debt collection, IT services and trade marketing.  We were the largest contact center services provider in Brazil in terms of net revenues in 2010 (R$2,398 thousand), based on information available in the most recent financial statements published by Brazilian contact center companies.

Our services vary based on the nature of the contact interaction (i.e., whether the contact is inbound or outbound) and are generally rendered from our 38,680 workstations (as of December 31, 2010) through various communication channels, such as by telephone, web, mail, e-mail and through sales and marketing representatives at our clients’ points of sale.  Our revenues are calculated based on a number of indicators, including the number of workstations, speaking time and performance targets, which vary in accordance with the type of service and contractual arrangements we have with our clients.

Our results of operations are significantly impacted by the following factors, among others:

•       our dependence on Oi, a related party;

•       the acquisition or loss of a major client;

•       fluctuations in demand for our services;

•       our ability to pass through to our clients increases in costs;

•       our ability to efficiently manage our workforce productivity;

•       our ability to integrate successfully recent or future acquisitions or the risk that such integration may be more difficult, time consuming or costly than expected; and

•       success or failure with respect to our performance-based services.

Dependence on Oi

Oi, a related party, accounts for a substantial portion of our net revenues (48.9% (R$1,173.5 million) for the year ended December 31, 2010).

Our relationship with Oi is currently comprised of several distinct and independent services, such as customer services for Oi’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer service for prepaid and postpaid mobile users, technical support for broadband subscribers and debt collection services. Our current agreements with Oi expire in November 2014 or November 2016, as the case may be, each with an automatic renewal for a further five to six-year period from the applicable expiration date.

On December 10, 2010, we and Oi entered into a memorandum of understanding, which modified the manner that debt collection and customer services are charged to Oi.  The new pricing model could improve our results of operations to the extent we are able to decrease the operating costs necessary to serve Oi’s customer base by reducing the frequency and the length of calls. However, increases in the frequency and length of calls made by Oi’s customers may increase our operating costs and, therefore, decrease our results of operations. The memorandum of understanding foresees the possibility of reviewing the prices charged to Oi in the event that the frequency of calls made by Oi’s customers should vary substantially from the assumptions made under the new pricing model.

700012274.17

As a result of our dependence on Oi for a majority of our revenues, any adverse change in Oi’s business could reduce Oi’s demand for our services and consequently have an adverse effect on our business, financial condition and results of operations. In addition, as a result of this dependence, we are indirectly affected by trends in the highly competitive Brazilian telecommunications industry. For example, in recent years, we have observed a trend towards corporate consolidation and change of control of companies in the telecommunications sector. We cannot assure that Oi will continue to use our services or that it will not reduce its use of our services.  The loss of all or part of our business from Oi would have a material adverse effect on our business, financial condition and results of operations.

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

Our Ability to Integrate Successfully Recent or Future Acquisitions

Our ability to successfully manage and integrate key acquisitions, such as the acquisition of Ability and the Allus Group and the potential business combination with Dedic, is a significant factor affecting our results of operations. The integration of acquisitions involves risks and challenges that could, among other things, increase operating costs. See “Item 3 Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to integrate successfully, or may experience difficulties in integrating, new or future acquisitions and therefore may fail to achieve the anticipated cost benefits and operational synergies that we had anticipated”. A failure to integrate successfully recent or future acquisitions and to deliver the cost benefits and growth synergies expected from such acquisitions could adversely affect our results of operations and financial condition.

Our Ability to Adjust Rates Charged for Our Services

Our ability to obtain rate adjustments to compensate for increased costs is a significant factor affecting our results of operations.  Our business is very labor intensive, and personnel costs are among the key factors impacting our costs.  These costs include wages, costs of employee benefits, payroll taxes and social security contributions.  For 2010, personnel costs accounted for 75.8% of our total costs, while the remaining 24.2% represented costs associated with third-party services, depreciation, amortization, rent and insurance.

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

700012274.17

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

Success or Failure with Respect to Our Performance-Based Services

Approximately 30% of our revenues in 2010 were derived from operations with performance-based revenues, which involve telemarketing and debt collection services.  Performance targets include successful sales and collection percentages on bad debt, among other performance indicators.  For example, if we are able to collect more money in a given month, our revenue for such debt collection services can be significantly higher.  Our success or failure with respect to such performance-based services can significantly impact our results of operations in any given period.

Key Events in 2010
Volume of Operations

During 2010, our volume of operations increased.  In addition to contracts with new clients, this growth resulted from the expansion of services provided to our existing clients (especially in the telecommunications and financial sectors).  This growth in new services required an increase of 11.1% in workstations, from 34,820 workstations at December 31, 2009 to 38,680 workstations at December 31, 2010.  Our headcount also increased 10.5%, from 78,200 employees at December 31, 2009 to 86,357 employees at December 31, 2010.

The increase in the volume of our activities and also our ability to readjust pricing under contracts with clients to reflect cost increases contributed to an increase of 11.0% in revenues to R$2,398.0 thousand in 2010 from R$2,161.0 thousand in 2009 (an increase of R$237.0 thousand).

In 2010, our revenue growth resulted mainly from the increase in revenues from our existing clients, which represented approximately 61.2% of the total revenue increase.  Customer service continued to account for the largest portion of revenue, representing 58.6% of the total in 2010.  Telemarketing and customer retention collectively accounted for 19.7% and debt collection accounted for 13.1% of revenue in 2010.

700012274.17

Acquisition of Ability

On September 1, 2010, we acquired all of the shares of Ability for a purchase price that could reach a total of R$82.5 million, depending on future growth and profitability measures. See “Item 4. Information of the Company — Acquisition of Ability”. We consolidate Ability in our consolidated financial statements since September 1, 2010.

Recent Developments
Acquisition of the Allus Group and Potential Business Combination with Dedic

On January 25, 2011, we agreed with Dedic to propose to our respective shareholders the integration of our activities with a view to strengthening our market position. See “Item 4. Information of the Company — Potential Business Combination with Dedic”. As a result, we expect this business combination to impact our future results of operations. Further, in May 2011, we consummated the acquisition of the Allus Group, which is one of the main contact center service providers in Latin America, with 22 units in Argentina, Colombia and Peru, as well as commercial activities in the United States and Spain. See “Item 4. Information of the Company — Acquisition of the Allus Group”.  Accordingly, our results of operations following these transactions will not be directly comparable to our results of operations for the financial periods discussed herein.

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

The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain.  Our estimates, including but not limited to the provisions for accounts receivable and contingent liabilities, may differ from the actual value of such assets or liabilities.  The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•       revenue recognition;

•          impairment of goodwill;

•       depreciation of property and equipment;

•       contingent consideration measured at fair value;

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

700012274.17

Impairment of Goodwill

To determine if goodwill is impaired, it is necessary to estimate the value in use of the cash-generating unit goodwill was allocated to. The calculation of the value in use requires that we estimate the future cash flow expected to be derived from the cash-generating unit, and the appropriate discount rate for the present value to be calculated.

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

Contingent Consideration Measured at Fair Value

Contingent consideration in a business combination is measured at fair value on the date of acquisition as part of the business combination. If the contingent consideration is classified as a derivative, and, therefore, a financial liability is recognized, it must be subsequently remeasured at fair value on the balance sheet date. The fair value is based on the discounted cash flow. The main assumptions take into account the probability of meeting each goal and the discount factor.

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

700012274.17

Provisions for Contingencies

The preparation of our consolidated financial statements requires us to make estimates and assumptions regarding contingencies that affect our overall financial condition or relate to the changes in the actual value of liabilities at the date of the consolidated financial statements and accounting for the expenses arising during the reported period.  Such contingencies include those related to the legal proceedings discussed in Note 4.6 to our Consolidated Financial Statements.

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

Share-based Payments

We measure the cost of equity-settled transactions with employees and management by reference to the fair value of the equivalent equity instrument at the date at which such transactions were effected. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the options granted. These estimates also require determining inputs to the valuation model, including the expected life of the stock option, volatility, dividend yield and certain assumptions. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29 to our Consolidated Financial Statements.

Results of Operations

Results of Operations for the Year Ended December 31, 2010 compared with the year ended December 31, 2009

	Year ended December 31,		Period over period change	Period over period percentage change	Results as a percentage of revenue for the year ended December 31,
	2010	2009	Favorable (unfavorable)	Favorable (unfavorable)	2010	2009
	(in thousands of reais, except percentages)
Revenue(1)	2,397,966	2,161,019	236,977	11%	100%	100%
Cost of services	(2,026,392)	(1,760,164)	(266,228)	15%	(85)%	(81)%
Gross profit	371,604	400,855	(29,251)	(7)%	15%	19%
Finance Income	33,213	24,531	8,682	35%	1%	1%
Selling, general and administrative expenses	(172,125)	(166,303)	(5,822)	4%	(7)%	(8)%
Finance costs	(30,681)	(39,922)	9,242	(23)%	(1)%	(2)%

700012274.17

	Year ended December 31,		Period over period change	Period over period percentage change	Results as a percentage of revenue for the year ended December 31,
	2010	2009	Favorable (unfavorable)	Favorable (unfavorable)	2010	2009
	(in thousands of reais, except percentages)
Other operating expenses, net	(24,224)	(13,440)	(11,000)	82%	(1)%	(1)%
Profit before tax	177,571	205,721	(28,150)	(14)%	7%	10%
Income tax and social contribution	(68,518)	(74,664)	6,146	(8)%	(3)%	(4%)
Minority interest	(555)	634	(1,189)	(188)%	0%	0%
Net income	108,498	131,691	(23,193)	(18)%	5%	6%

__________________________

(1)       Revenue is presented on a consolidated basis, net of sales taxes, returns, allowances and discounts.

Revenue

In 2010, revenue increased by R$236,977 thousand compared to 2009, representing an increase of 11.0%, from R$2,161,019 thousand in 2009 to R$2,397,996 thousand in 2010.  This growth was achieved through: (i) the increase in the volume of operations with our existing clients (R$145.0 million); (ii) contractual adjustments to reflect increased costs of services rendered (R$58.9 million); (iii) revenues from trade marketing services provided by Ability (R$33.5 million); and (iv) new business in several segments, including health care, government, financial and services (R$18.7 million). This increase was partially offset by the non-recurrence of certain specific revenues of 2009 (R$19.1 million).

Customer service continued to account for the largest portion of revenue, representing 58.6% of revenue in 2010.  Telemarketing and debt collection accounted for 13.4% and 13.1%, respectively, of revenue in 2010.  Customer retention and other services accounted for 6.3% and 5.7%, respectively, of revenue in 2010, while technical support represented 2.9%.

 In 2010, Contax recorded strong revenue growth in certain of its services, with an increase of 66.7% in customer retention, 40.2% in technical support and 19.0% in other services. The performance of the customer service business was in line with 2009. The principal growth was in customer retention activities, basically reflecting the increase in active telemarketing operations designed to attract new clients.

Cost of Services

Total cost of services increased by R$266,228 thousand in 2010, representing an increase of 15.1% from R$1,760,164 thousand in 2009 to R$2,026,392 thousand in 2010.  Of the total costs of services in 2010, 75.8% related to personnel expenses (74.9% in 2009), mainly payroll, social security charges, benefits and training, among others.  The remaining 24.2% (25.1% in 2009) related to expenditures in connection with third-party services, including maintenance of equipment, rental of properties and data circuits, expenditures related to facilities, general expenses and depreciation.  The cost variation in 2010, when compared to 2009, occurred mainly due to the growth of services rendered upon demand by our clients, since approximately 92.7% of the costs are variable and therefore directly related to the growth of business volume.

Personnel expenses in 2010 were mainly affected by (i) increases in salaries and benefits (R$95.0 million); (ii) an increase of 10.5% in headcount (R$80.8 million); (iii) an increase in costs related to training, terminations and hiring for new operations and an increase in employee turnover and absenteeism in certain operations (R$28.0 million), especially in São Paulo in view of the strong labor market; and (iv) personnel costs related to Ability, which we consolidate as from September 1, 2010 (R$16.4 million).

Costs related to third-party services increased 11.2% in 2010 (R$27.1 million), reflecting mainly the increase in costs of infrastructure and facilities-related services (electricity, security, cleaning and building maintenance) and expenses related to telecommunications, corporate sponsorships and charitable donations.

700012274.17

In 2010, depreciation increased by R$112,029 thousand, or 13.4%. The increase reflects investments made during 2010 and 2009 to support the growth of our business.

Finance Income

In 2010, finance income increased by 35.4% as compared to 2009, corresponding to a R$8,682 thousand increase to R$33,213 thousand in 2010 from R$24,531 thousand in 2009.  The increase was due to the higher interest income earned on financial investments, given the higher volume of these investments, and the retroactive one-off credit adjustment related to the monetary correction of deposits in court.

Selling, General and Administrative Expenses

In 2010, selling, general and administrative expenses increased by 3.5% as compared to 2009, corresponding to a R$5,822 thousand increase to R$172,125 thousand in 2010 from R$166,303 thousand in 2009, essentially due to (i) an increase in personnel expenses related to the expansion of our management team (R$16.9 million); and (ii) an increase in rental and facilities expenses due to the expansion of facilities and business support areas and support expenses for new businesses (trade marketing and our operations in Argentina) (R$3.5 million). These increases were partially offset by (i) a decrease in expenses related to changes to our stock option plan (R$7.3 million); and (ii) a decrease in depreciation and amortization (R$7.5 million).

Finance Costs

In 2010, finance costs totaled R$30,681 thousand as compared to R$39,992 thousand in 2009.  The R$9,241 thousand decrease was mainly due to the lower interest on leasing operations due to the amortization of the amounts outstanding under certain leasing contracts.

Other Net Operating Expenses

Other net operating expenses increased by R$11,000 thousand to R$24,440 thousand in 2010 from R$13,440 thousand in 2009.  The increase was primarily due to the higher amount provisioned for labor contingencies due to the following factors: (i) non-recurrence of the reversal of provisions in 2009 involving provisioned amounts above the historical average of the effective losses; (ii) the higher number of lawsuits as a result of our larger workforce; and (iii) the higher average amount provisioned for certain types of lawsuits.

Income Tax and Social Contribution

In 2010, income tax and social contribution totaled R$68,518 thousand, and our effective tax rate was generally in line with the amounts determined under prevailing laws. The decrease over income tax and social contribution of R$74,664 thousand in 2009 reflects the decrease in taxable income in 2010.

Net Income

As a result of the foregoing, we recorded net income of R$108,498 thousand in 2010, a decrease of R$23,193 thousand, or 17.6%, compared to 2009.

700012274.17

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

700012274.17

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

700012274.17

Liquidity and Capital Resources

Cash and cash equivalents as of December 31, 2010, 2009 and 2008 were equal to R$387,803 thousand, R$357,853 thousand and R$355,928 thousand, respectively.  Following is a summary of the principal changes in cash flows during the past three years.

Cash Flow from Operating Activities

Net cash flows from operating activities decreased R$58,382 thousand, representing a decrease of 20.9%, from R$278,456 thousand in 2009 to R$220,404 thousand in 2010.  This decrease can be principally explained by (i) the decrease in net income for the year of R$23,193 thousand, as compared to 2009 and (ii) the increase in working capital requirements, mainly due to an increase in accounts receivable, taxes payable and other liabilities in the amount of R$45,132 thousand, partially offset by the increase of R$19,039 thousand in provisions related to labor and other claims.

Net cash flows from operating activities increased R$24,010 thousand, representing an increase of 9.4%, from R$254,773 thousand in 2008 to R$278,786 thousand in 2009.  This increase can be principally explained by the increase in net income for the year of R$48,865 thousand, as compared to 2008, which was partially offset by (i) a R$22,491 thousand increase in working capital requirements, mainly due to an increase in accounts receivable and a decrease in payroll related accruals and (ii) a R$14,527 thousand increase in payments and a reduction in provisions related to labor and other claims.

Cash Flows from (used in) Investing Activities

Net cash flows used in investing activities increased R$58,160 thousand, representing a 28.8% increase, from R$201,951 thousand in 2009 to R$260,111 thousand in 2010.  This increase relates mainly to the acquisition of Ability, the increase in long-term financial investment and the increase in judicial deposits.

Net cash flows used in investing activities increased R$16,601 thousand, representing a 9.0% increase, from R$185,350 thousand in 2008 to R$201,951 thousand in 2009.  This increase relates mainly to a long-term financial investment made in 2009, which was partially offset by lower investments in property, equipment and intangible assets in 2009.

Cash Flows from (used in) Financing Activities

Net cash flows used in financing activities was R$74.910 thousand in 2009, compared to net cash from financing activities of R$69,657 thousand in 2010.  This change is mainly due to the net inflow of R$178.7 million related to the disbursement of the loans received from BNDES and BNB, which were partially offset by the payment of R$89.5 thousand in dividends.

Net cash flows from financing activities was R$46,192 thousand in 2008 compared to net cash used in financing activities of R$74.910 thousand in 2009.  This change is mainly due to the fact that we had no new financings in 2009 compared to R$117.2 million of proceeds received pursuant to BNDES financings in 2008.

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

Management believes that the resources available to us are sufficient for our present requirements and will be sufficient to meet our anticipated requirements for capital expenditures and other cash requirements for the 2011 fiscal year.

700012274.17

Contractual Obligations

The table below shows our contractual obligations at December 31, 2010:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of reais)
Capital lease	4,277	4,277	—	—	—
Operating lease (facilities)(1)	240,741	72,058	97,505	54,854	16,324
Financings (BNDES)(2)	331,664	64,670	167,505	72,335	27,134
Financing (BNB) (2)	51,203	203	29,750	21,250	—
Total	627,885	141,208	294,760	148,459	43,458

__________________________

(1)   Most of our facilities’ lease agreements can be terminated before their expiration, with one to six months’ prior notice, subject to a penalty equivalent to three times the monthly rent.

(2)   Includes estimated interest payments.

Off-Balance Sheet Arrangements

                As of December 31, 2010, we did not have any off-balance sheet liabilities.

Item 6.         Directors, Senior Management and Employees

We are managed by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria).  According to our by-laws, members of the Board of Directors are appointed by our shareholders, which in turn, nominate the Executive Officers.

Board of Directors

The Board of Directors is currently composed of 10 regular members and 10 alternates, each serving a three-year term.  The Board of Directors holds regular meetings once every three months, and additional special meetings may be called by any member of the Board of Directors at any time.

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

700012274.17

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

The members of our Board of Directors were appointed at the Annual Shareholders’ Meeting held on April 25, 2011, and will serve until our Annual Shareholders’ Meeting in 2012.

The following are the current members of our Board of Directors and their respective positions:

Name	Position
Fernando Antônio Pimentel de Melo	Chairman
Cristiano Yazbek Pereira	Director
Fernando Magalhães Portella	Director
Pedro Jereissati	Director
Renato Torres de Faria	Director
Paulo Roberto Reckziegel Guedes	Director
Armando Galhardo Nunes Guerra Junior	Director
Shakhaf Wine	Director
Zeinal Abedin Mahomed Bava	Director
Manuel Jeremias Leites Caldas	Director

The following are brief biographies of the members of our Board of Directors:

Fernando Antônio Pimentel de Melo.  Born August 29, 1953, he holds a degree in law from the Universidade Federal de Pernambuco.  He has been the CEO of the Fundação Atlântico de Seguridade Social since March 2005 and also an active member of the Board of Directors of CTX Participações S.A. since April 2008 and of the Board of Directors of Contax Participações S.A. since June 2008.  He was an alternate member of the Board of Directors of Telemar Participações S.A. from April 2006 to April 2009.  He also acted as the CEO of the Fundação Telebrás de Seguridade Social (SISTEL) from 2000 to 2004, and as its Pension Officer from 1991 to 2000.  Prior to this, he acted as the CEO of ABRAPP from 2001 to 2007.  He was originally appointed as Chairman of our Board of Directors in May 2009.

Cristiano Yazbek Pereira. Born September 16, 1975, he holds a degree in mechanical engineering from the Escola Politécnica da Universidade de São Paulo, an Executive MBA from BSP and extensive management courses from the Rotman School of Management (University of Toronto) and ESADE (Barcelona). He is an active member of the Board of Directors of Contax Participações S.A. and has been the Corporate Strategy Manager of LFTel since July 2009. He also acted as Superintendent of Telefônica in the fields of Strategy, Regulation and Commercial SMEs in Latin America from January 2003 to July 2009, and as a consultant of AT Kearney from 2001 to 2002 and of Accenture in 2000. He is a member of the Board of Directors of Tele Norte Leste Participações S.A.

Fernando Magalhães Portella. Born May 15, 1951, he holds a degree in agronomy from UNESP, an Executive MBA from Columbia University and is also an alumni of Harvard Business School, where he attended both The General Management Program from February to May, 2000 and The Corporate Leader Program in March 2006. He is the CEO of Jereissati Participações, holding of Jereissati Group.  Prior to this, he was the Vice President of Citibank Brazil from 1986 to 1992 and a partner of Gemini Consulting from 1992 to 1996. He was also the CEO of the group O Dia de Comunicação, Counselor of the Associação Nacional de Jornais (ANJ) from 1996 to 2003, President of the Associação Brasileira de Marketing e Negócios from January 1999 to December 2000, a member of the Advisory Board of Intermédica Empresa de Saúde S.A. from June 2008 to February 2010, and CEO of the Jaime Camra Organization from July 2006 to January 2011. He acts as a member of the Board of Directors of the Administração da Iguatemi Empresa de Shopping Center S.A. and of Tele Norte Leste Participações S.A.

700012274.17

Pedro Jereissati.   Born May 24, 1978, he holds a degree in Business Administration from Fundação Armando Álvares Penteado – FAAP, and obtained an MBA from Kellogg School of Management of the Northwestern University (Chicago, USA), in 2005.  He joined the Jereissati group in 1995, and currently holds the position of CEO of Telemar Participações S.A., the controlling company of Tele Norte Leste Participações S.A.  He worked for the Jereissati group in the real estate area, which is composed of the shopping centers area and office buildings area.  In 1998, he was transferred to the Jereissati group’s telecommunications company, L.F. Tel S.A..  He was the Vice President of Finance of Iguatemi Empresa de Shopping Centers S.A. from 2005 to 2007.  He was a member of the Board of Directors of Pegasus Telecom and is a member of the Board of Directors of holding companies, such as Jereissati Participações S.A., Telemar Participações S.A., Coari Participações S.A., Calais Participações S.A., CTX Participações S.A., Privatinvest Participações S.A. and Alium Participações S.A., as well as of the telecommunications companies Telemar Norte Leste S.A., Tele Norte Celular Participações S.A., TNL PCS S.A., Tele Norte Leste Participações S.A. and Brasil Telecom S.A., and of Iguatemi Empresa de Shopping Centers S.A.. He is also an Officer of the Telemar Institute (Oi Futuro).

Renato Torres de Faria. Born January 11, 1962, he holds a degree in mines engineering. He has been the CFO and the Investor Relations Officer of Andrade Gutierrez Consessões S.A. since May 2002; Superintendent Officer and member of the Board of Directors of Dominó Holdings S.A.; and, Chairman and member of the Board of Directors of Waterport. He is an active member of the Board of Directors of Contax Participações S.A. and is a member of the Board of Directors of the Companhia de Saneamento do Paraná - SANEPAR, and of the Board of the Companhia de Concessões Rodoviárias S.A. – CCR. He is also a Board member of CEMIG. Since 2004, he has been an Officer of the real estate companies of AGSA, including Porto Real Resort and Marina Porto Real in Angra dos Reis - RJ, Parque Prado in Campinas - SP, Terminais Intermodais da Serra in Serra - ES, Flat Cidade Jardim in Sao Paulo - SP, Busca Vida Resort in Salvador - BA, Terminal de Passageiros in Uberlândia - MG, among others. Since February 2009, he has held the position of Executive Superintendent of the AG-Angra Fund.

Paulo Roberto Reckziegel Guedes. Born October 25, 1961, he holds a degree in civil engineering from the Universidade Federal do Rio Grande do Sul and an MBA from the Fundação Dom Cabral, in Belo Horizonte. In 1982, he was technical assistant at M. Roscoe S.A. Engenharia Indústria e Comércio. In 1983, he joined the construction company Sultepa S.A., where he was technical assistant in 1983, engineer assistant from 1983 to 1985, chief engineer of works from1986 to 1987, and engineer supervisor from 1987 to 1991. He also held the position of Operational Superintendent of the Consórcio Conesul, representing the construction company Sultepa, from 1991 to 1993. He subsequently moved to the construction company Andrade Gutierrez S.A., where he was the Project Concessions Manager from 1993 to 1999. Since 2000, he has been the Officer of Business Development in the construction company Andrade Gutierrez S.A.. He currently works as a member of the Board of Directors of Contax Participações S.A., Officer of AGC Participações and a representative of the construction company Andrade Gutierrez S.A. He is also a member of the Boards of Directors of CCR, CEMIG, Dominó, Companhia Operadora de Rodovias, Water Port and Light.

Armando Galhardo Nunes Guerra Junior.  Born February 13, 1956, he holds a degree in Business Administration, Accounting and Economics from the Universidade Católica de Minas Gerais in 1978.  He developed projects in the areas of management and restructuring for companies like Braspérola, Portal Clicon, Cia AIX de Participações, Andrade Gutierrez, Brasil Ferrovias, Ponteio Lar Shopping and Shopping Píer 21.  He has previously served as the President of UNIPAR – União de Indústrias Petroquímicas S.A., FEM – Projetos, Construções e Montagens S.A. and MRS Logística S.A.  He was also the Officer of the Mines and Energy Cabinet and member of the National Council of Privatization responsible for oversight of the state-owned steel companies, CVRD and DNPM, from March 1990 until October 1993.  He serves on the boards of the following companies: Cosipar – Cia Siderúrgica do Pará., Kepler Weber S.A., MASB – Desenvolvimento Imobiliário S.A and ESTRE Ambiental S.A.  He has previously served on the boards of the following companies: Quattor Participações S.A., Brasil Ferrovias, Unipar, Cosipa, CSN and CST. Chairman of the Board of Directors of Kepler Weber S.A., an investee of PREVI and Banco do Brasil, since October 2007; member of the Board of Directors of Quattor Participações S.A. and Subsidiaries, an investee of Unipar and Petrobrás, from June 2008 to April 2010; and member of the Board of Directors of Brasil Ferrovias S.A. and Subsidiaries, an investee of PREVI, FUNCEF and BNDES, from April 2004 to June 2006.

700012274.17

Shakhaf Wine. Born June 13, 1969, he holds a degree in economics from PUC, Pontifícia Universidade Católica, of Rio de Janeiro. He has been the CEO and the Chairman of the Board of Directors of Portugal Telecom Brasil S.A. since April 2005; a member of the Board of Directors of Mobitel S.A. since June 2006; Chairman of the Board of Mobitel S.A. since August 2008; Chairman of the Board of PT Multimédia.com Brasil Ltda. and a member of the Board of Directors of Brasilcel N.V. since March 2004; Vice Chairman of the Board of Brasilcel N.V. since August 2008 and President of the Control Committee of Brasilcel N.V. since 2006. He was a member of the Board of Directors of Vivo Participações S.A. from March 2004 to September 2010; Vice Chairman of the Board of Directors of Vivo Participações S.A. from August 2008 to September 2010 and a member of the Board of Directors of Universo Online S.A. from July 2005 to January 2011. Prior to this he worked as member of the Board of Directors of PT Investimentos Internacionais - Consultoria Internacional S.A., a consulting company, from May 2006 to March 2009, as a member of the Board of Directors of PT Participações SGPS S.A., a telecommunications company, from March 2008 to March 2009. Prior to this he was a member of the Board of Directors of PT Móveis - Serviços de Telecomunicações SGPS S.A., a telecommunications company, from May 2006 to March 2009; a member of the Board of Directors of PT Ventures SGPS S.A., a telecommunications company from May 2006 to March 2009; a member of the Board of Directors of Tele Centro Oeste Celular Participações SA, a telecommunications company, from March 2004 to October 2006; a member of the Board of Directors of Tele Sudeste Celular Participações S.A., a telecommunications company, from March 2004 to February 2006; a member of the Board of Directors of Tele Leste Participações S.A., a telecommunications company, from July 2005 to February 2006 and a member of the Board of Directors of Celular CRT Participações S.A., a telecommunications company, from March 2004 to February 2006. Prior to this, he was member of the Board of Directors of Banco1.net S.A., a financial institution, from April 2003 to July 2004; a member of the Board of Directors of PT Multimédia.com Participações Ltda., a Telecommunications company, from April 2005 to November 2007 and an Officer of an Investment Bank and responsible for relationships with European corporate clients in the Global Telecommunications Group of Merrill Lynch International, a financial institution, from 1998 to 2003. Prior to this, he was a Senior Associated Officer of the Latin America Departments and Telecommunications Groups of Deutsche Morgan Grenfell & Co., a financial institution, from 1993 to 1998 and an Interbank Exchange Trader and Dealer of the Central Bank of Brazil at Banco Icatu, a financial institution, from 1991 to 1993.

Zeinal Abedin Mahomed Bava. Born November 18, 1965, he holds a degree in electrotechnics and electrical engineering from University College London. He has been Chairman of the Executive Commission of Portugal Telecom SGPS S.A., a Portuguese telecommunications company since March 2008. He has also been Chairman of the Board of Directors of several PT companies: PT Portugal, SGPS S.A. since April 2009; PT Comunicações since April 2009; TMN - Telecomunicações Móveis Nacionais, S.A. since May 2006; Portugal Telecom, Inovação, S.A. since September 2007; PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since September 2007; PT Móveis - Serviços de Telecomunicações, SGPS S.A. since November 2008; Portugal Telecom – Investimentos Internacionais, Consultoria Internacional, S.A. since November 2008; PT Participações, S.A. since November 2008 and  Fundação Portugal Telecom since May 2008. Prior to this, he had been Chairman of the Board of Directors of several PT companies: PT Ventures, SGPS, S.A. from November 2008 to July 2010; PT Centro Corporativo, S.A. from March 2006 to April 2009;  PT – Sistemas de Informação, S.A. from September 2007 to April 2009; PT PRO, Serviços Administrativos e de Gestão de Partilhados, S.A. from February 2003 to June 2008; Previsão – Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 to October 2007, TV Cabo Portugal, S.A. from March 2004 to September 2007 and PT Conteúdos – Atividade de Televisão e de Produção de Conteúdos ; Lusomundo Cinemas, S.A., Lusomundo Audiovisuais S.A. and PT Televisão por Cabo, SGPS, S.A. until September 2007. He was also member of the Board of Directors of Brasilcel, NV from December 2002 to October 2007; Chairman of the Executive Commission of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 to September 2007 and Vice Chairman of the Board of Directors of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. from November 2002 to September 2007.

700012274.17

Manuel Jeremias Leite Caldas.  Born January 8, 1956, he holds a degree in Electrical Engineering from Instituto Militar de Engenharia – IME and a masters’ degree and a doctorate in Economics from Fundação Getúlio Vargas – EPGE – FGV.  He is a Financial Consultant to Alto Capital Gestora de Recursos since 2007.  From 1996 to 2006, he worked at Banco PEBB S.A. as the Technical Department Manager and Chief Economist, currently working on high variable income. He also served as Research Officer to Banco Gulfinvest S.A. in 1995 and as Economic Department Manager of Banco Nacional S.A. between 1991 and 1994.  He was also a Senior Financial Analyst at Banco Bozanno Simonsen S.A. in 1990 and worked at Light SESA as an Engineer from 1981 to 1990. He is member of the Board of Directors of Contax Participações S.A., of the Fiscal Council of COSERN and alternate member of the Fiscal Council of Eletropaulo

Executive Officers

Our by-laws provide that the Board of Executive Officers shall consist of a President (CEO), a Chief Financial Officer (CFO) and up to three other officers.  The Executive Officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time.  The current Executive Officers will serve until the first Board of Directors Meeting following the Annual Shareholders’ Meeting in 2012.

The following are our current Executive Officers and their respective positions:

Name	Position	Date Appointed
Michel Neves Sarkis	President (CEO)	December 17, 2010
Marco Norci Schroeder	Chief Financial Officer (CFO) Investor Relations Officer	April 26, 2011
Dimitrius Rogério de Oliveira	Officer	November 30, 2010
Eduardo Nunes de Noronha	Officer	July 28, 2009
Sergio Luiz de Toledo Piza	Officer	March 1, 2011

Michel Neves Sarkis.  Born February 28, 1969, he holds a Bachelor’s Degree in Management from UFES – Universidade Federal do Espírito Santo, a degree in Accounting from Faculdade Costa Braga — São Paulo and an MsS Master of Science in Business Management from Pontifícia Universidade Católica — São Paulo.  He was our CFO from April 2001 to April 2011 and our Investor Relations Officer from December 2004 to April 2011.  Prior to joining us, he worked for five years as an auditor at PricewaterhouseCoopers from June 1990 to August 1995.  He also acted as Divisional Controller of Pepsi in Minas Gerais and Rio de Janeiro for more than two years, from August 1995 to November 1997, where he was responsible for the financial department.  In November 1997, he was appointed General Manager of the Rio de Janeiro Division of Conectel Paging Company.  In 1999, he joined Prosegur Brazil as General Manager of the Bahia and Espírito Santo Division.

Marco Norci Schroeder. Born in August 27, 1964, he holds a bachelor’s degree in economics from the Federal University of Rio Grande do Sul (UFRGS) and has completed The General Management Program at Harvard Business School. He served as the Controller of Telemar Norte Leste S.A., a telecommunications company, from January 2002 to April 2011, where he was also a statutory officer without specific designation from August 2010 to April 2011. He served as statutory officer without specific designation at Brasil Telecom S.A., a telecommunications company, from September 2010 to April 2011, and in the holding companies, Tele Norte Celular Participações S.A. from March 2010 to April 2011, and Coari Participações S.A. from September 2010 to April 2011. He also served as Chief Financial Officer of Televisão Cidade S.A. from May 1999 to December 2001, Controller of Net from January 1998 to April 1999, and Chief Financial Officer of Televisão Gaucha S.A. (RBS) from January 1991 to December 1997. He chairs the Fiscal Council of the Atlantic Social Security Foundation and serves as a Board member of the Sistel Foundation.

700012274.17

Dimitrius Rogério de Oliveira. Born on February 4, 1973, he has a bachelor’s degree in Electrical Engineering from Universidade Mogi das Cruzes, an MBA in Marketing from ESPM – Escola Superior de Propaganda e Marketing and a specialization in Business Development from BSP – Business School São Paulo. He has acted as Operations Officer at Contax from October 2008 to January 2010 and currently acts as our Officer. He has broad experience in large companies in areas of technical, services, marketing and commercial operations. Prior to joining us, he worked at Ericsson Enterprise from 1994 to 1999, including as Services Manager from 1995 to 1997 and Sales Manager from 1997 to 1999. He also worked as Sales Manager and Contact Centers Consultant (Brazil and Latin America) at Lucent Technologies from 1999 to 2001. From 2001 to 2008, he worked at Avaya Inc and Avaya do Brasil Ltda., serving as Officer of Consulting and Systems Integration for Latin America and Caribbean from 2004 to 2007 and held the position of Sales of Applications Officer and Services Officer of Avaya Brasil from 2007 to 2008.

Eduardo Nunes de Noronha.  Born July 29, 1971, he holds a graduate degree in Mechanical Engineering from Universidade Federal de Minas Gerais, a postgraduate degree in Quality Engineering from Pontifícia Universidade Católica de Minas Gerais and has undertaken the Advanced Management Program at Fundação Dom Cabral/INSEAD. He has extensive experience in large-scale companies and has worked in operating process areas, interacting with clients and employees. He has worked as Management and Human Resource Officer at Sadia from 2006 to 2009, Industrial Officer at Coca-Cola/Andina from 2005 to 2006 and a Plant Manager of the Rio de Janeiro branch and Quality and Human Resource Manager at Brahma/AMBEV from 1998 to 2005.

Sergio Luiz de Toledo Piza. Born April 22, 1964, he holds a Master’s degree in Business Administration from Fundação Getúlio Vargas – SP. He has 24 years of experience in Human Resources, 14 of which as Executive Officer. He was Executive HR and Administration Officer at Claro from 2008 to 2010 where he also carried out Call Center management. Prior to that, Mr. Piza worked for 14 years at Kraft Foods, having held the positions of HR Officer in Brazil from 1996 to 2003, global HR Officer for the Supply division based in Chicago, USA from 2004 to 2007 and global Corporate Development Officer for Supply Chain from 2007 to 2008. Prior to Kraft, he worked for 9 years at Ford.

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

If installed, the Fiscal Council shall consist of three to five effective members and their corresponding alternates, elected at a shareholders’ meeting for a term ending on the date of the Annual Shareholders’ Meeting following their election.  At our Annual Shareholders’ Meeting held on April 25, 2011, our controlling shareholders required the installation of our Fiscal Council and five members and corresponding alternates were elected to serve on our Fiscal Council.

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

700012274.17

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

The following table sets forth the persons elected to our Fiscal Council at our Annual Shareholders’ Meeting held on April 25, 2011, who shall serve as members of that body until the Annual Shareholders’ Meeting of 2012.

Name	Position
Aparecido Carlos Correia Galdino	Chairman
Eder Carvalho Magalhães	Regular Member
Sérgio Bernstein	Regular Member
José Luiz Montans Anacleto Júnior	Regular Member
Wancler Ferreira da Silva	Regular Member

Aparecido Carlos Correia Galdino. Born April 14, 1951, he holds a degree in business administration from Faculdades Integradas Princesa Isabel. He has worked at Grupo Jereissati since 1971, where has participated in the process of evolution and growth. He is currently the CFO of La Fonte Participações S.A. and of Jereissati Participações S.A.. He has been an elected member of the Fiscal Council of Iguatemi Empresa de Shopping Centers S.A., of the Boards of Directors of La Fonte Telecom S.A. and LF Tel S.A. and of the Grande Moinho Cearense S.A.. He is a member of the Fiscal Council of the telecommunications companies Tele Norte Celular Participações S.A., Brasil Telecom S.A., and of the holdings, Telemar Participações S.A., Coari Participações S.A. and Contax Participações S.A..

Eder Carvalho Magalhães.  Born July 1, 1968, he holds a degree in accounting sciences from Instituto Cultural Newton Paiva Ferreira and a masters’ degree (MBA) in Business Administration from IBMEC - Instituto Brasileiro de Mercado de Capitais. His career began in 1987, as a trainee at PriceWaterhouse where he became an Audit Supervisor from 1992 to 1993. Later, he served as a Controller at Fiat Brasil Ltda. from 1993 to 1995. Since 1995, he has been directly responsible for all the accounting operations of the Grupo Andrade Gutierrez’s companies. In January 2002, he assumed the activities of real estate’s Officer of the Grupo Andrade Gutierrez. He is member of the Fiscal Council of Contax Participações S.A.

Sérgio Bernstein. Born April 16, 1937, he holds a degree in civil engineering from the Escola Nacional de Engenharia do Rio de Janeiro and has been serving as a local companies’ executive for a long time. He began his career in 1961 as a Finance trainee at General Electric do Brasil, becoming a Controller Officer for 6 years and Financial Vice President for 4 years. Prior to this, he was Financial Vice President of the Grupo Jereissati for 16 years. He is member of the Fiscal Council of the telecommunications companies Telemar Norte Leste S.A., Tele Norte Celular Participações S.A., Tele Norte Leste Participações S.A., Brasil Telecom S.A., and Coari Participações S.A.

José Luiz Montans Anacleto Júnior. Born December 7, 1977, he holds a degree in mechanical engineering from Escola Politécnica da Universidade de São Paulo. He has been an analyst at Skopos Administradora de Recursos since December 2002 and was a member of the Fiscal Council of Suzano Papel e Celulose from 2008 to 2009, of the Fiscal Council of Mahle-Metal Leve S.A. from 2006 to 2007, and of the Fiscal Council of Encorpar (Emp. Nac. Crédito e Part. S.A. Encorpar) from 2005 to 2007. Prior to this, he was a Research Analyst’s assistant in the mining, paper and cellulose, steel and banking fields, at CLSA Corretora from January 2002 to July 2002 and an Intern at Citigroup Asset Management in the optimization processes of Back Office and Front Office from March 2001 to December 2001.

700012274.17

Wancler Ferreira da Silva. Born July 4, 1943, he holds a degree in accounting sciences from Faculdade de Ciências Econômicas da Universidade Federal do Rio Grande do Sul and an extension in Control Management from Faculdade São Luís, in São Paulo, where he has also worked as a teacher. He has been Executive Partner of WFS Serviços de Contabilidade Ltda. since 1997. Prior to this, he was a manager and officer of PriceWaterhouse Auditores Independentes, where he worked for over 20 years, and a Financial Planning and Budgeting Manager of São Paulo Alpargatas S.A. for 5 years.

Compensation of Directors, Executive Officers and Fiscal Council Members

For the year ended December 31, 2010, the aggregate amount of compensation, including cash and benefits in kind and stock options, paid by Contax to all of its Directors, Executive Officers and Fiscal Council members was approximately R$6,461 thousand.  Contax is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its Directors, Officers or Fiscal Council members on an individual basis.

Share Ownership

As of May 31, 2011, the members of Contax Participações S.A.’s Board of Directors and Fiscal Council together beneficially owned less than 0.10% of its common shares or total capital stock.

On April 16, 2007, the General Shareholders’ Meeting approved the Stock Option Plan, pursuant to article 168, paragraph 3, of Law no. 6,404/76. Our Executive Officers are limited to purchasing up to 5.0% of the Company’s total capital stock.

700012274.17

As of May 31, 2011, our Board of Directors and Executive Officers beneficially owned the following percentage of our shares:

Name	Position	Common Shares		Preferred Shares
		Qty.	Total %	Qty.	Total %
Fernando Antônio Pimentel Melo	Chairman	*	*	*	*
Cristiano Yazbek Pereira	Director	*	*	*	*
Fernando Magalhães Portella	Director	*	*	*	*
Pedro Jereissati	Director	*	*	*	*
Renato Torres de Faria	Director	*	*	*	*
Paulo Roberto Reckziegel Guedes	Director	*	*	*	*
Armando Galhardo Nunes Guerra Junior	Director	*	*	*	*
Shakhaf Wine	Director	*	*	*	*
Zeinal Abedin Mahomed Bava	Director	*	*	*	*
Manuel Jeremias Leites Caldas	Director	*	*	*	*

__________________

*      Less than 1% of the class of shares.

Name	Position	Common Shares		Preferred Shares
		Qty.	Total %
Michel Neves Sarkis	President (CEO)	*	*	—
Marco Norci Schroeder	Chief Financial Officer (CFO)/ Investor Relations Officer	*	*	—
Dimitrius Rogério de Oliveira	Officer	*	*	—
Eduardo Nunes Noronha	Officer	*	*	—
Sergio Luiz de Toledo Piza	Officer	*	*	—

__________________________

*      Less than 1% of the class of shares

700012274.17

Employees

As of December 31, 2010, we had a total of 86,357 employees distributed among the following locations:

City/State	Employees
Rio de Janeiro/RJ	13,554
Niterói/RJ	4,162
São Paulo/SP	18,947
Salvador/BA	9,639
Recife/PE	12,901
Fortaleza/CE	7,478
Belo Horizonte/MG	11,105
Porto Alegre/RS	5,540
Brasilia/DF	591
Florianópolis/SC	113
Ability/Brazil	2,327
Total	86,357

The total Company employees are distributed between our administrative (7.7%) and operational (92.3%) areas.

As of December 31, 2010, approximately 21.5% of our employees were members of the telecommunications company workers and switchboard operators unions.  These unions represent the employees’ professional category and are affiliated with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel) or National Federation of Telecommunications (Federação Nacional de Telecomunicações – Fenatel).  The base date for the collective labor bargaining agreement for the category is May, at which time salary adjustments are negotiated.  The conditions of the collective labor bargaining agreement are negotiated annually and in a centralized manner with Fittel and the unions of the states where we have operations.  These negotiations are carried out between union representatives and a team of experienced negotiators from Contax S.A.

We maintain a courteous and professional relationship with the union representatives and invite them to visit our sites on a regular basis to show the labor condition improvements that we continue to make for our employees.

Employee Benefits

We provide the following benefits to our employees:  (i) medical plan; (ii) dental plan; (iii) life insurance; (iv) food program for employees who work six hours per day; (v) meal program for employees who work eight hours per day; (vi) transportation; (vii) discount cards or coupons for certain products (e.g., at certain pharmacies); (viii) life insurance and funeral expenses plan; and (ix) daycare assistance.  Officers, managers and coordinators are also entitled to mobile telephones with monthly credits varying from R$60 to R$120.

Career and Salary Plan

Our remuneration structure was last updated in the second half of 2010, in order to remain competitive in the market and maintain our Career and Salary Plan in line with our goals, taking into consideration our employees’ satisfaction, as well as rewarding individual performance.  There have not been any major changes since then, but it is important to note that it was also designed to provide additional opportunities for our employees, establishing the guidelines for promotions.

700012274.17

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

Workplace Health and Safety

To comply with current legislation, Specialized Services in Safety Engineering and Occupational Medicine (SESMT) were implemented at all units, seeking to maintain programs that prevent workplace accidents and occupational diseases and injuries, including workplace exercise, which improves quality of life in the work environment. In addition to SESMT, all units have Internal Accident Preventions Commissions (CIPA) that support these programs. Workplace conditions are designed in accordance with the legal requirements and furniture is adjustable to accommodate the physical characteristics of each worker.

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

The following table sets forth the beneficial ownership of our common shares by CTX Participações S.A. and by other shareholders holding five percent or more of our common shares, as of May 31, 2011.  Except for the shareholders listed below, we are not aware of any other shareholder beneficially owning more than five percent of our common shares.  None of the major shareholders listed below have any different or special voting rights attached to their shares. There is no ultimate controlling party controlling CTX Participações S.A. that could be deemed to be our parent company.

Shareholders	Number of common shares owned	Percentage of outstanding common shares
CTX Participações S.A.	15,992,959	69.3%
Credit Suisse Hedging-Griffo	1,684,000	7.3%
Eton Park	1,314,200	5.7%
Total	18,991,159	82.3%

The following table sets forth, as of May 31, 2011, information concerning the ownership of the common voting shares of CTX Participações S.A.

CTX Participações S.A. shareholders	Number of common shares owned	Percentage of outstanding common shares
LF TEL S.A.	1,137,460,814	36.80%

700012274.17

CTX Participações S.A. shareholders	Number of common shares owned	Percentage of outstanding common shares
AG Telecom Participações S.A	784,730,224	25.39%
Luxemburgo Participações S.A	352,730,590	11.41%
Portugal Telecom Brasil S.A	501,119,575	16.21%
Fundação Atlântico de Seguridade Social – FASS	314,569,805	10.18%
Total	3,090,611,008	100.00%

CTX Participações S.A.’s Shareholders’ Agreements

Certain of CTX Participações S.A.’s shareholders were party to two shareholders’ agreements with respect to their interests in CTX Participações S.A. AG Telecom Participações S.A., Luxemburgo Participações S.A. (current denomination of Andrade Gutierrez Investimentos em Telecomunicações S.A.), L.F. Tel S.A., BNDES Participações S.A., Fundação Petrobrás de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Atlântico de Seguridade Social were parties to a Shareholders’ agreement, dated April 25, 2008, as amended on January 25, 2011, which governs: (1) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (2) rules for the election of the members of the board of directors, fiscal council and executive officers; (3) rules with regard to voting rights during the general shareholders’ meetings of CTX Participações; (4) conditions which would constitute a lien on the shares or subscription rights; (5) requirements with regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of a disposal and subscription of shares of CTX Participações; (6) tag-along rights in which the direct or indirect transfer of control of CTX Participações can only be effected; and (7) appraisal rights in the case of a disposal of shares of CTX Participações in the event of a transfer of control of the shareholder.

In accordance with the first Shareholders’ agreement, CTX Participações’ controlling shareholders have also agreed to exercise their voting rights in the shareholders’ meetings of CTX Participações in order to:  (1) maintain their investment in Contax Participações S.A.; and (2) have CTX Participações properly manage Contax Participações S.A. and its subsidiaries and assure decisions and actions by the companies’ management are taken in the companies’ best interests and according to market conditions.  Under the first Shareholders’ agreement, CTX Participações’ shareholders must meet prior to any general shareholders’ or Board of Directors’ meeting of CTX Participações or any of their affiliates to vote on the matters to be subsequently submitted at those meetings (“Prior Meetings”).  Each controlling shareholder is entitled to one vote at the Prior Meeting, and all decisions taken in this meeting bind all the controlling shareholders’ votes in the general shareholders’ meetings, including votes of shareholders who have not participated in the Prior Meeting.  The controlling shareholders are also bound to ensure that directors appointed by them vote at meetings of the board of directors in accordance with decisions taken at the Prior Meetings and that such decisions are implemented.  Except as otherwise provided in the shareholders’ agreements, resolutions at the Prior Meetings are passed by the vote of holders of a simple majority of shares.  However, certain matters, such as matters relating to related party transactions and approval of the candidate for the position of CEO of Contax Participações, require the approval of 66.7% of the shares affected by such Shareholders’ agreement; changes in preferences and capital increases require the approval of 70.0% of the shares affected by such shareholders’ agreement; and changes in the corporate purpose and any decision resulting in the change of control of CTX Participações requires the approval of 84.0% of the shares affected by such Shareholders’ agreement.

On January 25, 2011 the first shareholders’ agreement was amended to reflect (i) the sale of all shares then held by BNDES Participações S.A. – BNDESPAR, Fundação Petrobrás de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI; (ii) the acquisition of 501,119,575 shares issued by CTX Participações by Portugal Telecom Brasil S.A., which adhered to the shareholders’ agreement and was granted the right to appoint members to the board of directors of CTX Participações.

700012274.17

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

Related Party Transactions

Set forth below is a description of the related party transactions that are material to us.  Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders.  For further information about transactions with related parties, see Note 30 to our Consolidated Financial Statements.

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

The total amount of our gross operating revenue derived from Oi was R$1,257.5 million in 2010, R$1,196.0 million in 2009 and R$1,006.1 million in 2008, representing 48.6%, 51.2% and 52.5%, respectively, of our total revenue in those years.  Our relationship with Oi currently comprises several distinct and independent services, such as customer services for Oi’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile users, technical support for broadband subscribers and debt collection services.

Oi, in turn, is our main telecommunications services provider (fixed-switched telecommunications service, mobile services, long distance/toll-free, data, and other services) and, most importantly, provides such services, directly or through us, to some of our clients, at their option.  The total amount paid to Oi and its subsidiaries for these services was equal to R$25,639 thousand in 2010, R$27,157 thousand in 2009 and R$26,584 thousand in 2008, or 1.3%, 1.6% and 1.8% of our total cost of services and operating expenses in 2010, 2009 and 2008, respectively.  While Oi currently provides most of our telecommunications services, if it were to become unable or unwilling to provide these services, we believe that we would be able to obtain such services from another provider with a minimum of disruption to our business.

On December 10, 2010, we and Oi entered into a memorandum of understanding which substantially modified the pricing model by which our customer services product is charged to Oi. Charges are now based on Oi’s total customer base at any given time, rather than on the frequency and the length of calls made by such customers.

700012274.17

The memorandum of understanding is valid for a period of 120 days from January 1, 2011, and is automatically renewable for three consecutive 120-day periods, up to a maximum period of one year. If a definitive agreement under the terms of the memorandum of understanding is not entered into prior to the end of such period, the services we render to Oi will be governed by the agreement with Oi, as originally entered into on November 30, 2004.

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

On March 28, 2011, Contax entered into an agreement with Todo related to services rendered, including business process outsourcing, information technology outsourcing, consulting systems integration and maintenance and support. The term of this contract is from January 1, 2010 through December 31, 2014, and the parties estimate that the total amount involved, during this period, will be R$ 500,000.

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

In March 2010, we entered into a credit facility agreement with BNDES in the amount of R$323.6 million. In May 2010, the first disbursements under this agreement were received in the amounts of R$70,364 relating to the A loan and R$10,524 relating to the B loan In December 2010, the following additional disbursements were received in the amounts of R$87,000 relating to the A loan and R$13,000 relating to the B loan

For a more detailed description of this BNDES loan, see “Item 10. Addition Information — Material Contracts.”

Facilities Lease Agreements

Some of our facilities are located on real estate that is leased from related parties.  Most of these related-party lease agreements are with Oi.  Lease expense for all related party lease agreements totaled R$9,813 thousand, R$9,502 thousand and R$7,218 thousand in 2010, 2009 and 2008, respectively.

Transactions with our Board of Directors or Executive Officers

None of the members of our Board of Directors or Executive Officers, or any close member of their respective families, has or has had any direct interest in any transaction effected with us which is or was unusual in its nature or conditions, or significant to our business.

700012274.17

As of December 31, 2010, no outstanding loans or guarantees thereof had been made to the members of the Boards of Directors or Executive Officers or the Fiscal Council, or any close member of their respective families.

CTX Participações Loan Agreement

In March 2010, CTX Participações, our parent company, and one of our executive officers entered into a loan agreement, which was negotiated individually by the executive officer and without involvement of the Company, pursuant to which CTX Participações loaned such officer an amount of R$15,769 thousand.  The loan has been satisfied.

Potential Business Combination with Dedic

As a result of the corporate restructuring of CTX Participações’ share capital, Portugal Telecom Brasil S.A., an affiliate of Portugal Telecom SGPS, S.A., currently owns approximately 16.2% of CTX Participações, our controlling shareholder. See “Item 4: Information on the Company — CTX Participações S.A. Restructuring Process.” On January 25, 2011, we and CTX Participações have agreed with Dedic, a subsidiary of Portugal Telecom SGPS, S.A., to propose to our respective shareholders the integration of our activities by means of a stock incorporation transaction between Contax and Dedic. For more information concerning the proposed business combination, see “Item 4: Information on the Company — Potential Business Combination with Dedic.”

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

	At December 31,
	2010	2009
	(in thousands of reais)
Nature
Labor	57,500(1)	48,362(1)(2)
Tax	30,039	10,944
Civil	727	615
Total	88,266	59,921

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

700012274.17

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

As at December 31, 2010, we were involved in approximately 8,796  employment-related legal proceedings, as compared to 7,009 as at December 31, 2009.  The total estimated amount involved in these proceedings at December 31, 2010 was R$587,614  thousand (U.S.$353,771  thousand), as compared to R$504,919 thousand (U.S.$289,186 thousand) at December 31, 2009.  We record provisions for any contingent liabilities based upon our historical losses in similar lawsuits. At December 31, 2010, our provisions for labor related contingencies amounted to approximately R$57,500  thousand (U.S.$34,618 thousand), as compared to R$48,362 thousand (U.S.$27,699 thousand) at December 31, 2009.

As of December 31,
2010
(in thousands of reais)
Types of risk(1)
Probable	57,500
Possible/Remote	530,114
Total	587,614

__________________________

(1)   The types of risk have been determined by our management, based on the opinion of external legal counsel and existing legal precedents.

                Most of these proceedings relate to claims for: (i) overtime; (ii) salary equalization; (iii) continuity of service; and (iv) damages, pain and suffering.  The increase in the number of labor law suits, from 7,009 at December 31, 2009 to 8,796 at December 31, 2010, is directly related to the significant increase in the number of employees since 2004.
Administrative Proceedings

As at December 31, 2010, approximately 208  notices of alleged violations of labor laws were pending against us. The amounts involved in such notices of infraction depend on the type of violation, the number of employees involved, and whether the alleged violation is a first time offense. As of December 31, 2010, in order to file administrative appeals, we had made administrative deposits, as required by law, in the approximate amount of R$40,366  thousand (U.S.$24,302  thousand).

We have disputed all these notices of infraction before the administrative authority and are awaiting a final decision in these administrative proceedings.  Nevertheless, if such decisions are not favorable to us in administrative courts, we are allowed and intend to appeal to the judicial courts in order to request not only annulment of any and all liabilities assigned to us by the administrative courts, but also reimbursement for administrative appeals filed on the contingency of payment.  Since based on the advice of our external legal counsel we have classified as “possible” the risk of loss arising from such notices of infraction, neither the values in connection therewith nor such deposits have been provisioned for.

700012274.17

The alleged labor violations relate mainly to the following infractions:  (i) noncompliance with workplace health and safety rules; (ii) failure to grant intraday and weekly rest breaks; and (iii) failure to satisfy disabled worker hiring quotas.

Under Brazilian law, if a company has more than 100 employees, two to five percent of its employees must be rehabilitated social security beneficiaries or qualified persons with disabilities.  Because of our inability to meet this quota, in September 2002, we entered into a Conduct Adjustment Term (Termo de Ajuste de Conduta) with the Attorney General for Labor, under which we were granted a period of three years to meet the hiring quota.  However, even though we implemented a program aimed at hiring rehabilitated social security beneficiaries and persons with disabilities, the positions available could not be completely filled.

In January 2010, the Office of the Regional Labor Superintendent notified us of claims in connection with charges for social contribution and contributions to the employee dismissal fund (fundo de garantia por tempo de serviço) related to employee transportation vouchers.  The amount claimed in the notification is R$29 million.  We are defending this claim and believe the risk of loss is possible.

Tax

As of December 31, 2010, we were party to 52  tax-related judicial claims (being defendants in 17  of these claims) mainly related to PIS/COFINS,  services tax (ISS) and social security taxes owed to the National Institute of Social Security (Instituto Nacional de Seguridade Social - INSS).

Our total provisions for tax contingencies amounted to R$30,039 thousand (U.S.$18,085  thousand) as of December 31, 2010, and relate mainly to Social Security Accident Factor (FAP – Fator de Acidente Previdenciário) in the amount of R$14,120 thousand (U.S.$8,501 thousand), PIS/COFINS tax in the amount of R$12,625 thousand (U.S.$7,601 thousand) and provisions for tax claims in the amount of R$4,188 thousand (U.S.$2,521 thousand) relating to tax on services, or ISS.

Civil

As of December 31, 2010, we were party to 78 civil lawsuits, the vast majority of which relate to improper collection actions with remote probability of loss based on the history of positive results, since we are limited to passing on to consumers the charges issued by our clients, thereby only serving a communicative role between the service provider and the end consumer.

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

700012274.17

Significant Changes

See “Item 5. Operating and Financial Review and Prospects”.

Item 9.         The Offer and Listing

Information Regarding the Price History of the Stock to Be Offered or Listed

The principal trading market for the preferred shares is the BM&FBovespa.  As of May 31, 2011, we had approximately one thousand shareholders.

The preferred shares commenced trading separately on the BM&FBovespa in August 2005.  The following table sets forth the reported high and low closing sale prices for preferred shares on the BM&FBovespa for the periods indicated, adjusted for dividends and interest on capital.

	Reais per Preferred Share(1)
	High	Low
2006	16.00	8.00
2007	14.05	9.20
2008	13.00	5.95
2009
1st Quarter	11.50	9.53
2nd Quarter	13.89	10.63
3rd Quarter	20.35	13.56
4th Quarter	25.00	18.87
2010
1st Quarter	26.11	23.79
2nd Quarter	24.94	20.00
3rd Quarter	28.00	21.43
4th Quarter	32.70	27.60
2011
January	31.98	29.00
February	30.30	27.85
March	27.35	24.10
April	26.94	23.50
May	25.49	22.65

__________________________

(1)   Prices per share have been adjusted to reflect the reverse stock split in November 2007 and the reverse stock split and simultaneous stock split in January 2010. See “Item 4. Information on the Company — History and Organizational Structure — Reverse Stock Split and Stock Split”.

Source: Bloomberg

In the United States, the preferred shares trade in the form of ADSs, each ADS representing one-fifth of a preferred share, issued by the Depositary pursuant to a Depositary Agreement among the Company, the Depositary and the registered holders and beneficial owners from time to time of ADSs.  As of May 31, 2011, there were 2,683 thousand ADSs outstanding.  The following table sets forth the reported high and low closing sales prices for ADSs for the period indicated.

700012274.17

	U.S. dollars per ADS(1)
	High	Low
2006	1.40	0.67
2007	1.50	0.81
2008	1.46	0.43
2009
1st Quarter	0.95	0.77
2nd Quarter	1.36	0.85
3rd Quarter	2.19	1.28
4th Quarter	2.72	2.07
2010
1st Quarter	2.93	2.16
2nd Quarter	2.70	2.10
3rd Quarter	3.28	2.31
4th Quarter	3.13	3.75
2011
January	3.65	3.40
February	3.46	3.20
March	3.21	2.73
April	3.27	2.86
May	2.97	2.70

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

700012274.17

The BM&FBovespa, is significantly less liquid than the NYSE or other major exchanges around the world.  As at December 31, 2010, the aggregate market capitalization of the 381 companies listed on the BM&FBovespa was equivalent to R$2.6 trillion (U.S.$1.5 trillion) and the 10 largest companies listed on that exchange represented approximately 55.3% of the total market capitalization of all listed companies.  In contrast, as at December 31, 2010, the aggregate market capitalization of the 2,238 companies listed on the NYSE was U.S.$13.4 trillion and the 10 largest companies listed on the NYSE represented approximately 19.2% of the total market capitalization of all listed companies.

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

The average daily trading volume of the BM&FBovespa for December 2010 was approximately 13.4 billion shares, which corresponds in terms of value to R$6.3 billion (U.S.$3.8 billion).

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

700012274.17

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

700012274.17

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

700012274.17

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

700012274.17

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

700012274.17

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

700012274.17

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

700012274.17

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

700012274.17

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

700012274.17

Article 13 of our by-laws was last amended after our Extraordinary Shareholders’ Meeting held on June 17, 2008 to increase the maximum number of members of our Board of Directors from 11 to 13 members.

Our by-laws were amended at our Extraordinary Shareholders’ Meeting held on March 30, 2011 to include Article 17-A in order to create a special independent committee, composed of independent members, with the purpose of analyzing the economic conditions of our proposed business combination with Dedic. See “Item 4. Information of the Company — Potential Business Combination with Dedic”.

Our by-laws were last amended at our Extraordinary Shareholders’ Meeting held on April 25, 2011 to (a) correct a technical error contained in sub-line “d” of the Article 11, changing the Article from  “17, XXXI” to “Article 17, XXIV” and (b) ratify the number of members of the Fiscal Council in the caption of Article 26, from “3 (three)” to “3 (three) to 5 (five)” members.

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

Material Contracts

Oi and Banco Itaú Unibanco Services Agreements

We are party to a material contract with Oi relating to contact center services rendered by us to Oi, which was executed on November 30, 2004 and duly approved at Tmar’s Extraordinary Shareholders’ Meeting on December 17, 2004.

The total amount of our revenues derived from Oi was R$173.5 million in 2010, R$1,097.1 million in 2009 and R$906.9 million in 2008, representing 48.9%, 50.8% and 51.1%, respectively, of our revenues in those years.  Our relationship with Oi is currently comprised of several distinct and independent services, such as customer services for Oi’s; fixed-line business, outbound telemarketing to attract additional mobile customers, customer service for prepaid and postpaid mobile users, technical support for broadband subscribers and debt collection services.

We are also party to a material contract with Itaú Unibanco, one of Brazil’s main banks, relating to contact center services rendered by us to Itaú Unibanco, which was executed on December 18, 2009.  This agreement accounted for a significant portion of our revenues in 2010 (second only to the Oi services agreement).

BNDES Loan Agreement

On June 20, 2007, our Board of Directors approved the loan agreement of approximately R$217 million from BNDES (the Brazilian Development Bank) to our subsidiary Contax S.A., as approved by the Executive Board of BNDES on May 22, 2007.  Repayment will occur within a six-year settlement term, including a two-year grace period, with an annual cost of TJLP (the Brazilian long-term interest rate) plus 2.0%.

700012274.17

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

On March 10, 2010, Contax S.A. entered into a financing agreement with BNDES comprised of two loans in the principal amounts of R$281.4 million (the A loan) and R$42.1 million (the B loan).  The outstanding principal amount of these loans is payable in 60 equal monthly installments commencing on October 15, 2011.

The A loan bears interest at 1.73% per annum plus the TJLP rate (a Brazilian long-term interest rate) plus 1.0% per annum, and the proceeds were used to upgrade our existing facilities, improve the quality of service and fund training programs and investments for research and development.  The B loan bears interest at 4.5% per annum, and the proceeds were used to purchase machinery and equipment through an industrial equipment financing program run by the Brazilian Special Agency for Financing Industrial Equipment (Agência Especial de Financiamento Industrial – FINAME). As of April 30, 2011, BNDES had disbursed approximately R$227.7 million under the A loan and R$34.0 million under the B loan.

As of May 31, 2011, the TJLP rate was 6.0% per annum.

On March 10, 2010, we entered into a credit facility agreement with BNDES in the amount of R$323.5 million, as approved by our Board of Directors on February 3, 2010.  On May 28, 2010, the first tranche of the BNDES loan was disbursed in the amount of R$80.8 million, followed by additional disbursements on December 10, 2010 in the amount of US$100 million and March 22, 2011 in the amount of R$80.8 million.  The total amount received so far from BNDES in connection with this agreement amounts to an aggregate of R$261.6 million.

Banco do Nordeste do Brasil Loan Agreement

On March 16, 2010, Contax S.A. entered into a financing agreement with Banco do Nordeste do Brasil under which Banco do Nordeste do Brasil disbursed a loan in the principal amount of R$51.0 million.  The outstanding principal amount of this loan is payable in 36 equal monthly installments from April 2012 to March 2015.  Provided that each of the installments is paid on the due date, this loan will bear interest at a rate of 8.5% per annum.  If any installment is not paid on the relevant due date, the loan will bear interest at a rate of 10.0% per annum. On September 21, 2010, the first disbursement under this agreement was received for a total of R$29.9 million. On December 15, 2010, the second disbursement under this agreement was received for a total of R$21.1 million.

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

700012274.17

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

700012274.17

In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the Depositary’s electronic certificate of foreign capital registration for five business days after the exchange, after which the holder must seek to obtain its own electronic certificate of foreign capital registration with the Brazilian Central Bank.  Pursuant to Central Bank Resolution No. 3.845 of March 23, 2010, if an investor elects to hold preferred shares after cancellation of corresponding ADSs, a simultaneous exchange transaction must be effected in order to obtain a certificate of registration of such shares with the Central Bank.  This transaction will be subject to tax in Brazil.  For more information, see “—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.”  Unless the preferred shares are held by a duly registered investor pursuant to Resolution no. 2,689 or unless a holder of preferred shares applies for and obtains a new certificate of registration, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares.  Also, if not registered under Resolution no. 2,689, such holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs.  In addition, if the foreign investor resides in a Tax Haven, the investor will also be subject to less favorable tax treatment.  See “Item 3. Key Information.  Risk Factors — Risks Relating to the ADSs and Preferred Shares — If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages” and “— Taxation — Brazilian Tax Considerations”.

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

700012274.17

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

700012274.17

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

700012274.17

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

700012274.17

(i) foreign currency exchange transactions for the inflow of funds made by non-resident investors in the Brazilian capital markets in accordance with the rules enacted by the CMN (except for derivative transactions with pre-defined earnings), in which case the rate is 2%;

(ii) foreign currency exchange transactions for the inflow of funds made by non-resident investors in the Brazilian capital markets for the acquisition of shares in registered public offers of securities, in which case the rate is 2%;

(iii) foreign currency exchange transactions, including those occurring through simultaneous transactions, for the acquisition of quotas of private equity investment funds (Fundo de Investimento em Participações), emerging companies investment funds (Fundos de Investimento em Empresas Emergentes) and funds-of-funds of such investment funds organized in accordance with the CVM’s rules, in which case the rate is 2%;

(iv) foreign currency exchange transactions, derived from the conversion of the nature of the investment from direct foreign investment (under Law 4,131) to investments in stock traded in stock exchanges, in which case the rate is 2%;

(v) foreign currency exchange transactions, including those occured through simultaneous transactions, for the inflow of funds made by non-residents in the Brazilian financial and capital markets, other than transactions described in items (i) to (iv) above, among others, including remittances for initial or additional formation of solvency margin required by stock exchanges, in which case the rate is 6%;

(vi) payment of dividends and interest on shareholders’ equity, in which case the rate is zero; and

(vii) foreign exchange transactions for the return (outflow) of funds related to the investments made by non-residents in the Brazilian financial and capital markets mentioned in items (i) to (v) above, in which case the rate is zero.

Upon the cancellation of ADSs, if an investor elects to hold preferred shares corresponding to such ADSs, pursuant to Resolution No. 3.845 of December 17, 2009, a simultaneous exchange transaction is required to be effected and such transaction will subject to IOF/Exchange at the rate of 2%.

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

700012274.17

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

700012274.17

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

Under current law, dividends received before January 1, 2013 by non-corporate U.S. Holders on shares of certain foreign corporations will be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met.  However, because our preferred shares and ADSs are not listed, and we do not intend to list the preferred shares or ADSs, on an established securities market in the United States and there is no income tax treaty between Brazil and the United States, we currently do not expect that those conditions will be met with respect to our preferred shares or ADSs.  Thus, we do not expect that dividends we pay will qualify for such reduced rates.

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

700012274.17

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

Passive Foreign Investment Company (“PFIC”) Rules

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

700012274.17

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

700012274.17

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

Item 11.       Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

As of December 31, 2010, we did not have any foreign-currency denominated instrument sensitive to changes in foreign exchange rates.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates mainly relates to our long-term obligations subject to floating interest rates. We have not entered into derivatives contracts to mitigate this risk; however, we continuously evaluate market interest rates with the purpose of monitoring the desirability of entering into these instruments.

Our borrowings from BNDES bear fixed interest rates based on the long-term interest rate (TJLP). Because these rates are considered very low, we believe that the volatility risk regarding this part of our debt is very low.  If interest rates increased by 1.0%, the additional amount of annual interest expense would increase by R$3,081 thousand.

700012274.17

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

In 2010, we did not receive any fees or payments from the Depositary.

700012274.17

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

On October 17, 2007, we effected a reverse split of all shares representing our capital stock at the ratio of 20 shares for each share of the same type and, on January 15, 2010, we effected, a reverse stock split of all shares representing our capital stock at the ratio of one share for every 50 shares of the same type.  Simultaneously with the January 2010 reverse stock split, we effected a stock split at a ratio of 200 shares for one share of the same type.  See “Item 4. Information on the Company — History and Organizational Structure — Reverse Stock Split and Stock Split”.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

700012274.17

In reliance on guidance set forth in Question 3 of a “Frequently Asked Questions” interpretative release issued by the Staff of the SEC’s Office of the Chief Accountant and the Division of Corporation Finance in September 2004, as revised on September 24, 2007, regarding Securities Exchange Act Release No. 34-47986, Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, management determined that it would exclude the business of Ability from the scope of its assessment of the effectiveness of internal control over financial reporting for the year ended December 31, 2010. The reason for this exclusion is that Ability was acquired in September 2010 and it was not possible for management to conduct an assessment of internal control over financial reporting in the period between the date the acquisition was completed and the date of management’s assessment. Accordingly, management excluded Ability from its assessment of the effectiveness of internal control over financial reporting during the year ended December 31, 2010. Ability’s total assets represent approximately 8% of the Company’s total assets and total net operating revenue and net income represent approximately 1% and 2% of the Company’s total net operating revenue and net income, respectively, as reflected in the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2010. Ability will be included in management’s assessment of the effectiveness of internal control over financial reporting starting no later than our annual assessment for the fiscal year beginning January 1, 2011.

Attestation Reports of the Registered Public Accounting Firm

See reports of Deloitte Touche Tohmatsu Auditores Independentes, an Independent Registered Public Accounting Firm, included under ‘‘Item 18. Financial Statements’’, on pages F-4 and F-6.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, an Independent Registered Public Accounting Firm, as stated in their report, included herein.

Changes in Internal Controls

There has been no change in our internal controls over financial reporting during the fiscal year ended December 31, 2010 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

Item 16B.    Code of Ethics

The Company has adopted a Code of Ethics that applies to its Directors, Officers, managers, controlling shareholders and members of the Fiscal Council in accordance with CVM rules satisfying the requirements of Brazilian Law.  A copy of this Code of Ethics, as amended on March 1, 2011, is incorporated herein by reference to Exhibit 11.1 to our Registration Statement on Form 20‑F filed on August 10, 2005.  The Company’s Code of Ethics does not address all of the principles set forth by the SEC in Section 406 of the Sarbanes-Oxley Act.  However, it does contain many of the principles set forth in the SEC’s definition of a Code of Ethics, including standards that are (i) reasonably designed to promote full, fair, accurate and timely disclosure in reports and documents that we file with, or submit to, the SEC, and (ii) reasonably designed to deter certain wrongdoing, principally the prohibition against trading on inside information.  Since the adoption of its Code of Ethics, we have not granted any implicit or explicit waivers from any provision thereof to the officers described above.

700012274.17

Item 16C.    Principal Accountant Fees and Services

Fees for professional services provided by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, in 2009 and 2010, respectively, in each of the following categories are as follows:

	Total Fees
	2009	2010
	(in thousands of reais)
Audit Fees(1)	863	1,004
Total	863	1,004

__________________________

(1)   Audit Fees for the years ended December 31, 2009 and 2010 consist of fees billed for professional services rendered for the audits and reviews of the consolidated financial statements of the Company and other services normally provided in connection with statutory and regulatory filings.  The audit fees include expenses related to compliance with the Sarbanes-Oxley Act.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased		Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Programs		Maximum Number of Shares That May Yet Be Purchased Under the Programs
Periods in 2010(1)	Preferred	Common	Preferred	Common	Preferred	Common	Preferred	Common
January 1 to 31	—	—	—	—	—	—	—	—
February 1 to 28	—	84,400	—	28.84	—	—	—	—
March 1 to 31	—	131,500	—	29.13	—	—	—	—
April 1 to 30	—	—	—	—	—	—	—	—
May 1 to 31	—	15,500	—	25.91	—	—	—	—
June 1 to 30	—	86,400	—	29.62	—	—	—	—
July 1 to 31	—	63,500	—	29.69	—	—	—	—
August 1 to 31	—	114,200	—	29.72	—	—	—	—
Sept. 1 to 30	—	191,696	—	31.20	—	—	—	—
October 1 to 31	—	—	—	—	—	—	—	—
Nov. 1 to 30	—	—	—	—	—	—	—	—
December 1 to 31	—	—	—	—	—	—	—	—
Total	—	687,196	—	29.19	—	—	—	—

700012274.17

__________________________

(1)   All shares acquired pursuant to the fifth share buyback program for the acquisition of a maximum of 699,800 of our common shares and 1,945,000 of our preferred shares, approved at our Board of Directors’ meeting held on October 27, 2009.

	Total Number of Shares Purchased		Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Programs		Maximum Number of Shares That May Yet Be Purchased Under the Programs
Periods in 2011	Preferred	Common	Preferred	Common	Preferred	Common	Preferred	Common
January 1 to 31	—	—	—	—	—	—	—	—
February 1 to 28	—	—	—	—	—	—	—	—
March 1 to 31	—	—	—	—	—	—	—	—
April 1 to 30	—	—	—	—	—	—	—	—
May 1 to 31	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—

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

The reports of PricewaterhouseCoopers Auditores Independentes on the financial statements prepared in accordance with IFRS for the year ended December 31, 2008 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2008 and through April 16, 2009, there were no disagreements with PricewaterhouseCoopers Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers Auditores Independentes, would have caused them to make reference thereto in their reports on the financial statements for such years.

During the year ended December 31, 2008 and through April 16, 2009 there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

PricewaterhouseCoopers Auditores Independentes has furnished a letter addressed to the SEC, dated June 28, 2010, agreeing with the above statements. See copy of such letter in “Item 19. Exhibits” of our annual report on Form 20-F for the fiscal year ended December 31, 2009.

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

700012274.17

Item 16G.   Corporate Governance

Not applicable.

PART III

Item 17.       Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.       Financial Statements

See pages F-1 through F-13.

Item 19.       Exhibits

No.	Description
1.1	By-laws of Contax Holding as amended as of April 25, 2011. (Filed herewith).
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

4.9	Memorandum of Understanding dated December 10, 2010, betweenTelemar Norte Leste S.A., TNL PCS S.A., 14 Brasil Telecom S.A. and the Company (Filed herewith).
4.10

Loan Agreement, dated March 16, 2010, between Contax S.A. and Banco do Nordeste do Brasil (Incorporated by reference  to Exhibit 4.22 to Amendment No. 1, to the Company’s Annual Report on Form 20-F filed on September 21, 2010).

4.11

Loan Agreement, dated August 23, 2007, between Contax S.A. and BNDES (Incorporated by reference to Exhibit 4.23 to Amendment No. 1, to the Company’s Annual Report on Form 20-F filed on September 21, 2010).

4.12

Loan Agreement, dated March 12, 2010, between Contax S.A. and BNDES (Incorporated by reference to Exhibit 4.24 to Amendment No. 1 to the Company’s Annual Report on Form 20-F filed on September 21, 2010).

8.1	List of Subsidiaries. (Filed herewith)
11.1	Code of Ethics of Contax Holding. (Filed herewith).
12.1	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)
12.2	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)
13.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith)
16.1

Letter from PricewaterhouseCoopers Auditores Independentes with respect to change of auditors. (Incorporated by reference to Exhibit 16.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2010.)

700012274.17

SIGNATURES

Contax Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTAX PARTICIPAÇÕES S.A.

By: /s/ Michel Neves Sarkis
Name: Michel Neves Sarkis
Title: Chief Executive Officer
Dated: June 27, 2011

Contax Participações S.A.
Consolidated Financial Statements as of December 31, 2010 and 2009 and for the three years 2010 ended and
Reports of Independent Registered Public Accounting Firms

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Contax Participações S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial and Investor Relations Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).

Based on our assessment, we have concluded that our internal control over financial reporting was effective at December 31, 2010.

In reliance on guidance set forth in Question 3 of a “Frequently Asked Questions” interpretative release issued by the Staff of the SEC’s Office of the Chief Accountant and the Division of Corporation Finance in September 2004, as revised on September 24, 2007, regarding Securities Exchange Act Release No. 34-47986, Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, our management determined that it would exclude the business of Ability Comunicação Integrada Ltda. (“Ability”) from the scope of its assessment of the effectiveness of internal control over financial reporting for the year ended December 31, 2010. The reason for this exclusion is that we acquired Ability in September 2010 and it was not possible for management to conduct an assessment of internal control over financial reporting in the period between the date the acquisition was completed and the date of management’s assessment. Accordingly, management excluded Ability from its assessment of the effectiveness of internal control over financial reporting during the year ended December 31, 2010. Ability’s total assets represent approximately 8% of the Company’s total assets and total net operating revenue and net income represent approximately 1% and 2% of the Company’s total net operating revenue and net income, respectively, as reflected in the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2010. Ability will be included in management’s assessment of the effectiveness of internal control over financial reporting starting no later than our annual assessment for the fiscal year beginning January 1, 2011.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued its report on the effectiveness of the Company’s internal control over financial reporting, included herein.

Rio de Janeiro, June 27, 2011

/s/ Michel Neves Sarkis	/s/ Marco Norci Schroeder
Michel Neves Sarkis	Marco Norci Schroeder
Chief Executive Officer	Chief Financial and Investor Relations Officer
June 27, 2011	June 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Contax Participações S.A.

Rio de Janeiro, Brazil

We have audited the internal control over financial reporting of Contax Participações S.A. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Ability Comunicação Integrada Ltda. (“Ability”), which was acquired on September 2010 and whose financial statements constitute approximately 8% of total assets and approximately 1% and 2% of net operating revenue and net income, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Ability. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated June 27, 2011 expressed an unqualified opinion on those financial statements.

/s/Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

June 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of

Contax Participações S.A.

Rio de Janeiro, Brazil

We have audited the accompanying consolidated balance sheets of Contax Participações S.A. and subsidiaries’ (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

June 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Contax Participações S.A.

In our opinion, the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statements for the year ended December 31, 2008 present fairly, in all material respects, the results of operations and cash flows of Contax Participações S.A. and its subsidiaries for the year ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, June 30, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective adjustment on the share amounts and earnings per share for the stock split approved on October 27, 2009, for which the date is June 28, 2010)

CONTAX PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian reais – R$)

ASSETS	Note	2010	2009	EQUITY AND LIABILITIES	Note	2010	2009

NON-CURRENT ASSETS				CAPITAL AND RESERVES
Property, plant and equipment	10	405,873	352,473	Issued Capital	17	223,873	223,873
Goodwill on investments	11	49,081	-	Capital reserve	18	14,731	19,639
Other intangible assets	12	69,073	80,446	Profit reserves	18	118,329	109,831
Judicial deposits	24	93,865	53,382	Treasury shares	19	(12,147)	(10,686)
Restricted cash	16	2,013	-	Foreign currency translation reserve	18	(46)	-
Recoverable taxes	13	10,383	8,578	Proposal for additional dividend distribution	20	74,231	59,403
Deferred tax assets	14	64,269	28,773	Equity attributable to the owners of the Parent Company		418,971	402,060
Financial investments held to maturity	16	69,869	26,590
Other assets		12,058	12,769	Non-controlling interests	21	2,000	1,445
Total non-current assets		776,484	563,011
				Total Equity		420,971	403,505
CURRENT ASSETS
Trade receivables	15	176,302	128,486	NON-CURRENT LIABILITIES
Recoverable taxes	13	7,133	3,673	Borrowings	22	317,994	149,521
Prepaid expenses and other assets		30,835	18,650	Taxes payable	23	-	944
Cash and cash equivalents	16	387,803	357,853	Obligations under finance leases	25	-	3,899
Total current assets		602,073	508,662	Provision for contingencies	24	88,266	59,921
				Contingent consideration	24	45,685	-
TOTAL ASSETS		1,378,557	1,071,673	Other liabilities	26	1,165	-
				Total non-current liabilities		453,110	214,285

				CURRENT LIABILITIES
				Trade payables		83,160	77,033
				Borrowings	22	64,873	55,070
				Payroll and related charges	27	230,569	197,818
				Obligations under finance leases	25	4,277	10,118
				Taxes payable	23	43,093	33,477
				Dividends payable	20	28,959	32,787
				Amounts payable to shareholders	17	26,374	16,331
				Other liabilities	26	23,171	31,249
				Total current liabilities		504,476	453,883

				TOTAL LIABILITIES		957,586	668,168

				TOTAL EQUITY AND LIABILITIES		1,378,557	1,071,673

CONTAX PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts in thousands of Brazilian reais - R$, except earnings per share)

	Note	2010	2009	2008

Net operating revenue (*)	5	2,397,996	2,161,019	1,774,728

Cost of services	7.1	(2,026,392)	(1,760,164)	(1,507,603)

Gross profit		371,604	400,855	267,125

Operating income (expenses)
Selling	7.1	(26,976)	(27,709)	(28,488)
General and administrative expenses	7.1	(138,007)	(130,715)	(84,967)
Management fees	7.1	(7,142)	(7,879)	(6,317)
Financial revenue	7.4	33,213	24,531	32,547
Financial expenses	7.4	(30,681)	(39,922)	(32,597)
Other operating expenses, net	7.2	(24,440)	(13,440)	(18,626)
		(194,033)	(195,134)	(138,448)

Profit before income tax and social contribution		177,571	205,721	128,677

Income tax and social contribution expenses:
Current	8	(70,708)	(70,998)	(51,370)
Deferred	8	2,190	(3,666)	5,522

Net income for the year		109,053	131,057	82,829

Net income attributable to:	9
Owners of the parent company		108,498	131,691	82,826
Minority shareholders		555	(634)	3
		109,053	131,057	82,829
Earnings per share:	9
Basic
Common shares (cents per share)		1.82	2.23	1.39
Preferred shares (cents per share)		1.83	2.23	1.31
Diluted
Common shares (cents per share)		1.80	2.19	1.39
Preferred shares (cents per share)		1.83	2.23	1.31

(*) Revenues are presented net of sales taxes, returns, allowances and discounts.

The accompanying notes are an integral part of these consolidated financial statements.

CONTAX PARTICIPAÇÕES S.A.

STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts in thousands of Brazilian reais - R$)

	Note	2010	2009	2008

Net income for the year		109,053	131,057	82,829

Other comprehensive income:
Exchange rate difference in the translation of operations abroad:
Exchange rate differences in the year	18	(46)	-	-
		109,007	131,057	82,829

Total comprehensive income for the year		109,007	131,057	82,829

Total comprehensive income attributed to:
Owners od the parent company		109,007	131,057	82,829
Minority shareholders		(555)	634	(3)
		108,452	131,691	82,826

The accompanying notes are an integral part of these consolidated financial statements.

CONTAX PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian reais - R$)

				Profit Reserves
								Foreing currency translation reserve		Equity attributable to the owners of the Parent Company
			Capital reserve on share subscripition
		Share				Unrealized	Treasury		Retained		Non-controlling
	Note	capital		Legal	Statutory	reserve	shares		earnings		interests	Total

Balance at January 1, 2008		223,873	9,254	10,845	40,595	16,626	(10,913)	-	6,725	297,005	-	297,005
										-		-
Acquisition of own shares		-	-	-	-	-	(38,935)	-	-	(38,935)	-	(38,935)
Dividends lapsed		-	28	-	-	-	-	-	-	28	-	28
Profit for the year		-	-	-	-	-	-	-	82,826	82,826	3	82,829
Allocation of the net income for the year:
Legal reserve		-	-	4,620	-	-	-	-	(4,620)	-	-	-
Statutory reserve		-	-	-	54,415	-	-	-	(54,415)	-	-	-
Dividends proposed (R$0.85 per thousand shares)		-	-	-	-	-	-	-	(21,947)	(21,947)	-	(21,947)
Non-controlling interests		-	-	-	-	-	-	-		-	2,076	2,076

Balance at December 31, 2008		223,873	9,282	15,465	95,010	16,626	(49,848)	-	8,569	318,977	2,079	321,056

Acquisition of own shares	19	-	-	-	-	-	(314)	-	-	(314)	-	(314)
Cancelation of own shares	19	-	-	-	(39,476)	-	39,476	-	-	-	-	-
Dividends lapsed	20	-	29	-	-	-	-	-	-	29	-	29
Profit for the year	20	-	-	-	-	-	-	-	131,691	131,691	(634)	131,057
Stock option plan	29	-	10,328	-	-	-	-	-	-	10,328	-	10,328
Allocation of net income for the year:
Legal reserve	18	-	-	6,442	-	-	-	-	(6,442)	-	-	-
Statutory reserve	18	-	-	-	32,390	-	-	-	(32,390)	-	-	-
Payment of dividends (R$0.85 per thousand shares)	20	-	-	-	-	(16,626)	-	-	(11,428)	(28,054)	-	(28,054)
Dividends proposed (R$1.52 per thousand shares)	20	-	-	-	-	-	-	-	(30,597)	(30,597)	-	(30,597)

Balance at December 31, 2009		223,873	19,639	21,907	87,924	-	(10,686)	-	59,403	402,060	1,445	403,505

Acquisition of own shares	19	-	-	-	-	-	(1,461)	-	-	(1,461)	-	(1,461)
Other comprehensive income:
Exchange rate difference in the translation of operations abroad	18	-	-	-	-	-	-	(46)	-	(46)	-	(46)
Profit for the year	20	-	-	-	-	-	-	-	108,498	108,498	555	109,053
Stock option plan
2007 Program	29	-	(7,024)	-	-	-	-	-	-	(7,024)	-	(7,024)
2010 Program	29	-	2,116	-	-	-	-	-	-	2,116	-	2,116
Allocation of net income for the year:
Legal reserve	18	-	-	5,425	-	-	-	-	(5,425)	-	-	-
Statutory reserve	18	-	-	-	3,073	-	-	-	(3,073)	-	-	-
Payment of dividends (R$1.52 per thousand shares)	20	-	-	-	-	-	-	-	(59,403)	(59,403)	-	(59,403)
Dividends proposed (R$1.69 per thousand shares)	20	-	-	-	-	-	-	-	(25,769)	(25,769)	-	(25,769)

Balance at December 31, 2010		223,873	14,731	27,332	90,997	-	(12,147)	(46)	74,231	418,971	2,000	420,971

The accompanying notes are an integral part of these consolidated financial statements.

CONTAX PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts in thousands of Brazilian reais - R$)

	2010	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES

Profit for the year	108,498	131,691	82,826
Adjustments to reconcile net income:
Depreciation and amortization of non-current assets	122,109	116,411	118,043
Loss (gain) on disposal of permanent assets	(6)	1,710	123
Impairment of goodwill			1,788
Contingencies and other provisions	20,913	1,874	16,401
Deferred income tax and social contribution	(2,190)	3,666	(5,002)
Monetary variation gain	(3,868)	(1,890)	(277)
Cost of stock option plan	2,689	9,995	129
Interest expenses on loans and financings	21,242	31,015	22,295
Non-controlling interest	555	(634)	3

Changes in assets and liabilities:
Accounts receivable	(34,280)	(26,351)	(17,271)
Recoverable taxes	(7,871)	(2,720)	(2,654)
Other assets	(11,955)	(10,076)	(8,588)
Payroll and related charges	25,537	15,894	38,576
Suppliers	2,862	186	4,381
Taxes payable	(7,848)	10,362	7,505
Other liabilities	4,500	28,783	16,600
Interest expenses on loans and financing	(20,483)	(31,130)	(20,105)

Net cash provided by operating activities	220,404	278,786	254,773

CASH FLOW FROM INVESTING ACTIVITIES

Investment acquisition	(20,019)	-	-
Earnings for the sale of property, plant and equipment	179	27	130
Additions to property, plant and equipment	(162,533)	(158,901)	(167,930)
Judicial deposits	(36,241)	(16,487)	(17,550)
Financial investments held to maturity	(39,497)	(26,590)
Restricted cash	(2,000)	-	-

Net cash used in investment activities	(260,111)	(201,951)	(185,350)

CASH FLOW FROM FINANCING ACTIVITIES

Payment of capital leases	(9,740)	(11,674)	(18,218)
BNDES financing	180,829	(13,332)	116,731
Payment of BNDES financing	(54,371)	-	-
BNB financing	51,000	-	-
Principal monetary variation	-	(210)	-
Dividends paid	(89,000)	(49,380)	(13,386)
Share buyback payments	(9,061)	(314)	(38,935)

Cash used in financing activiies	69,657	(74,910)	46,192

Net increase in cash and cash equivalents	29,950	1,925	115,618

Cash and cash equivalents at the beginning of the year	357,853	355,928	240,310
Cash and cash equivalents at the end of the year	387,803	357,853	355,928

Additional information:

Income tax and social contriibution paid	69,955	66,194	45,792

The accompanying notes are an integral part of these consolidated financial statements.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

1.        GENERAL INFORMATION

Contax Participações S.A. (the "Company"), established In July 2000, is a publicly-held company, listed in the BM&FBovespa, whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company is headquartered at Rua do Passeio no 48 a 56 (Parte), Centro – Rio de Janeiro – RJ.

The Company has (i) Contax S.A. and Ability Comunicação Integrada Ltda., as direct subsidiaries, and (ii) TODO BPO Soluções em Tecnologia S.A., BRC Empreendimentos Imobiliários Ltda, and Contax Sucursal Empresa Extranjera as indirect subsidiaries. The Company and its subsidiaries are jointly referred to in the financial statements as “Company” or “Group”. The operations of the direct and indirect subsidiaries are as follows:

1.1.    Contax S.A.

Contax S.A. (“Contax”) was established in December 2002, after changing the corporate name of the extinguished TNext S.A., an entity established in August 1998. Contax is a joint-stock, privately-held company, whose corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

1.2.    Ability Comunicação Integrada Ltda.

In September 2010, Contax acquired the entire control of Ability Comunicação Integrada Ltda. (“Ability”). Incorporated in June 2001, Ability is a limited-liability company whose purpose is to provide services related to publicity and advertising, sales promotion, merchandising and marketing, campaign and publicity planning, publicity consulting, market and public-opinion research, among others.

1.3.    TODO Soluções em Tecnologia S.A.

TODO Soluções em Tecnologia S.A. (“TODO”) was established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the full or partial management of the value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

1.4.    BRC Empreendimentos Imobiliários Ltda.

In November 2009, Contax acquired BRC Empreendimentos Imobiliários Ltda. (“BRC”) for R$61. This acquisition aimed at separately developing and executing the real estate project included in the Selective Incentive Program for the adjacent region of Estação da Luz (“Nova Luz Program”), in the downtown area of the city of São Paulo.

1.5.      Contax Sucursal Empresa Extranjera

Contax Sucursal Empresa Extranjera (“Contax Argentina”) was incorporated in September 2010 with an initial capital stock of R$817, in the city of Buenos Aires, Argentina. Contax Argentina’s corporate purpose is to provide general telephone services, offering integrated services for client-consumer relations in Argentina.

2.        NEW, REVISED OR AMENDED STANDARDS AND INTERPRETATIONS NOT EFFECTIVE AND NOT EARLY ADOPTED

The new pronouncements, changes in the existing pronouncements and new interpretations listed below were published and are mandatory for the years beginning on January 1st, 2011 or after that date.

The Company did not make these changes in advance for the consolidated financial statements of December 31, 2010.

2.1.    Amendment to IFRS 7 to Improve Disclosure Requirements on the Transfer of Financial Assets

On October 7, 2010, IASB issued the amendment to IFRS 7 – Financial Instruments: Disclosures, with the improvements that increase the disclosure requirements on the transfer of financial assets. The guideline for the write off of financial assets set forth in IAS 39 – Financial Instruments: Recognition and Measurement, incorporated into the revised version of IFRS 9 – Financial Instruments, has not been amended.

The amendments to IFRS 7 require enhanced level of disclosure when the asset is transferred but not written off, and introduces new disclosures for assets written off, where the company is still subject to continued exposure to the asset after the sale. The purpose of the changes is to clarify the relation among transferred financial assets and the financial obligations and the risks associated to those assets.

The application of the amendments is mandatory for years beginning on or after July 1st, 2011, and allows for early adoption. It is not necessary to disclose information for periods prior to the date of the mandatory adoption of the amendments. The Company is evaluating the effects of adopting such pronouncement.

2.2.    IFRS 9 – Financial Instruments (revised in 2010)

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

In November 2009, IASB issued IFRS 9 – Financial Instruments and, on October 28, 2010, it issued a new revised version of this rule, maintaining the requirements for the classification and measurement of financial assets in compliance with the version published in November 2009 and included a guideline on the classification and  measurement of financial liabilities. As part of IFRS 9 restructuring, IASB also included a guideline on the write off of financial instruments, in addition to the implementation guide of IAS 39 – Financial Instruments: Recognition and Measurement.

IFRS 9 establishes that all financial assets recognized, as set forth by IAS 39 – Financial Instrument: Recognition and Measurement, are subsequently measured at amortized cost or fair value. Specifically, debt instruments held according to a business model whose purpose is to receive cash flows from the agreements, exclusively for the payment of the principal and interest on the principal are usually measured at amortized cost at the end of the following fiscal periods. All other debt instruments and investments in equity instruments are measured at the fair value at the end of the following fiscal periods.

The most significant effect of IFRS 9 on the classification and measurement of financial liabilities refers to the accounting of the changes in the fair value of a financial liability (calculated through the income statement), which can be attributed to changes on the credit risk of that liability. Specifically, according to IFRS 9, for financial liabilities recognized at fair value through the income statement, the value of the change in the fair value of the financial liability can be attributed to changes in the credit risk of that liability and is recognized in “Other comprehensive income”, unless the effects of changes in the credit risk of that liability is recognized in “Other comprehensive results” causes or increases accounting mismatch in the Company’s income. The changes in the fair value, attributed to the credit risk of a financial liability, are not reclassified to the income. According to IAS 39, the total value of the change in the fair value of a financial liability recognized at fair value through result was previously recognized in the result.

The Company is evaluating the possible effects of adopting such pronouncement.

The mandatory application of the revised version of IFRS 9 is January 1st, 2013, the same date of the previous version. The revised version allows for early adoption. If a company decides to apply the guideline relating to the classification and measurement of financial liabilities in advance, it should also apply any other IFRS 9 requirement previously concluded by then. The revised rule should be applied retrospectively according to the IAS 8.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

2.3.    IAS 24 – Disclosure of Related Party Transactions (revised in 2009)

In 2009, IASB issued the amendment to IAS 24 – Related Party Disclosures. The revised rule simplifies the disclosure requirements for subsidiaries, jointly-owned subsidiaries or significantly influenced by a government (referred to as entities related to the Government) and changes the definition of a related party. The Standard requires the retroactive application. Therefore, on the year of the initial requirement, companies should correct the disclosure for the period under comparison.

Exemptions introduced by the revision of IAS 24 do not affect the Company and its subsidiaries given that they are not entities related to the Government. However, the disclosures related to third party transactions and the balances of consolidated financial statements can be affected when the revised rule is applied in future periods, considering that some parties were not included in the definition of related party and may be within the scope of the revised standard.

The amendments are mandatory for years beginning on or after January 1st, 2011, and allow for early adoption.

2.4.    IFRS 10 Consolidated Financial Statements

In 2011 IASB issued IFRS 10. The IFRS 10 replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns. This standard has an effective date for annual periods beginning on or after January 1st, 2013 with earlier application permitted so long as each of the new standards IFRS 11, IFRS 12 and amendments of the standards IAS 27 and IAS 28 is also early applied.

2.5.    IFRS 11 Joint Arrangements

In 2011 IASB issued IFRS 11. The IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. This standard has an effective date for annual periods beginning on or after January 1st, 2013 with earlier application permitted so long as each of the new standards IFRS 10, IFRS 12 and amendments of the standards IAS 27 and IAS 28 is also early applied.

2.6.    IFRS 12 Disclosure of Interests in Other Entities

In 2011 IASB issued IFRS 12. The IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities. This standard has an effective date for annual periods beginning on or after January 1st, 2013 with earlier application permitted so long as each of the new standards IFRS 10, IFRS 11 and amendments of the standards IAS 27 and IAS 28 is also early applied.

2.7.    IFRS 13 Fair Value Measurement

In 2011 IASB issued IFRS 13. The IFRS 13 established a single framework for measuring fair value where that is required by other Standards. The Standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. IFRS 13 is effective for annual periods beginning on or after January 1st, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the Standard is adopted.

2.8.    IAS 27 Separate Financial Statements (2011)

In 2011, IASB issued the amendment to IAS 27 – Separate Financial Statements. The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. This amendment has an effective date for annual periods beginning on or after January 1st, 2013 with earlier application permitted so long as each of the new standards IFRS 10, IFRS 11, IFRS 12 and amendments of the standard IAS 28 is also early applied.

2.9.    IAS 28 Investments in Associates and Joint Ventures (2011)

In 2011, IASB issued the amendment to IAS 28 – Investments in Associates and Joint Ventures. IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12. This amendment has an effective date for annual periods beginning on or after January 1st, 2013 with earlier application permitted so long as each of the new standards IFRS 10, IFRS 11, IFRS 12 and amendments of the standard IAS 28 is also early applied.

2.10.    Improvements to IFRSs 2010

On May 6, 2010, IASB issued a document called Improvements to IFRSs 2010, which contains amendments to seven standards. This is the third set of amendments issued through the annual improvement process, intended to make the necessary, but not urgent, improvements to the IFRSs.

The Company’s Management is analyzing possible impacts from the adoption of those improvements on its financial statements. However, it does not expect material impacts.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

The table below summarizes all the improvements made in the existing rules and interpretations:

Rule	Reason to Change	Adoption and Transition

IFRS 1 – First-time Adoption of International Financial Reporting Standards	Change in the accounting policies in the year of the adoption	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

	Revaluation as deemed cost	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

	Use of deemed cost for operations subject to regulatory prices	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

IFRS 3 – Business Combinations (2008)	Measurement of minority interest	Mandatory for the years beginning on or after July 1st, 2010. It should be prospectively applied as of the date the entity adopts the IFRS 3 (2008). Early adoption allowed.

	Payment of share-based premiums not replaced or voluntarily replaced	Mandatory for the years beginning on or after July 1st, 2010. It should be prospectively applied as of the date the entity adopts the IFRS 3 (2008). Early adoption allowed.

	Transition requirements for contingent counterparties of a business combination executed prior to the mandatory adoption date of IFRS 3 (2008)	Mandatory for the years beginning on or after July 1st, 2010. Early adoption allowed.

IFRS 7 – Financial Instruments: Disclosures	Clarification on disclosures	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

IAS 1 – Presentation of Financial Statements	Clarification on the statement of changes of shareholders’ equity	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

IAS 27 – Consolidated and Separate Financial Statements (2008)	Transition requirements from the changes introduced by IAS 27 (2008)	Mandatory for the years beginning on or after July 1st, 2011. Early adoption allowed.

IAS 34 – Interim Financial Reporting	Material events and transactions	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

IFRIC 13 – Customer Loyalty Programs	Fair value of premium credits	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

3.        SIGNIFICANT ACCOUNTING POLICIES

3.1.    Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

3.2.    Basis of presentation

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

3.3.    Basis of consolidation

3.3.1.     Subsidiaries

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

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

3.3.2.      Non-controlling interests

The Group applies a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Disposals of non-controlling interests result in gains and losses for the Group and are recorded in the income statement.

3.4.    Business combination

In the consolidated financial statements, business acquisitions are accounted for at the acquisition method. The consideration transferred in a business combination is measured at fair value, calculated as the aggregate of the fair value of the assets transferred and liabilities assumed by the Group on the acquisition date to the former controlling shareholders of the acquiree and the interests issued by the Group in exchange for the control of the acquiree. Acquisition-related costs are usually recognized in profit or loss when incurred.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

Identifiable assets acquired and liabilities assumed are recognized at fair value on the acquisition date, except for:

•            Deferred tax assets or liabilities, and assets and liabilities related to employee benefit agreements, which are recognized and measured under IAS 12 – Income Taxes, and IAS 19 – Employee Benefits;

•            Liabilities or equity instruments related to share-based payment agreements of the acquiree or payment arrangements based on Group stock, executed to replace the share-based payment agreements of the acquiree, are measured under IFRS 2 – Share-based Payment on the acquisition date; and

•            Assets (or disposal groups) classified as held for sale under IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations are measured in compliance with this standard.

Goodwill is measured as the difference between the aggregate of the consideration transferred, the amount of any minority interests in the acquiree, and the fair value of the acquirer's previously-held equity interest in the acquiree, if any; and the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after the assessment, the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed are higher than the aggregate of the consideration transferred, the amount of any minority interests in the acquiree, and the fair value of the acquirer's previously-held equity interest in the acquiree, if any, this surplus is immediately recognized in income as gains.

Minority interests corresponding to current holding and granting holders the right to a proportionate share of the net assets of the entity in case of liquidation may be initially measured at fair value or based on the proportionate share of the non-controlling interests on recognized amounts of identifiable net assets of the acquiree. The measurement method to be applied is chosen on a transaction by transaction basis. Other types of minority interests are fair valued or, when applicable, as determined by another IFRS.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

When the consideration transferred by the Group in a business combination includes assets or liabilities derived from a contingent consideration arrangement, the contingent consideration is fair valued on the acquisition date and included in the consideration transferred in a business combination. Changes to the fair value of the contingent consideration classified as adjustments of the measurement period are retrospectively adjusted, with the corresponding adjustment in goodwill. Adjustments to the measurement period correspond to adjustments resulting from additional information obtained during the "measurement period" (which shall not be longer than twelve months from the acquisition date) related to facts and circumstances existing on the acquisition date.

The subsequent accounting for changes to the fair value of the contingent consideration not classified as adjustments of the measurement period depend on how the contingent consideration is classified. Contingent consideration classified as equity is not remeasured at subsequent financial statement dates, and its corresponding settlement is accounted for in equity. Contingent consideration classified as asset or liability is remeasured on subsequent financial statement dates, under IAS 39 and IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, as applicable, and the corresponding gain or loss is recognized in the income.

When a business combination is achieved in stages, the interest previously held by the Group in the acquiree is remeasured at fair value on the acquisition date (that is, the date the Group obtained that control), and the corresponding gain or loss, if any, is recognized in the income. The amounts of the interests in the acquiree prior to the acquisition date previously recognized in "Other comprehensive income" are reclassified in the income, provided that such treatment is appropriate in case such interest is disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period when such combination occurred, the Group records provisional amounts for the items whose accounting is incomplete. These provisional amounts are adjusted during the measurement period (see above), or additional assets and liabilities are recognized to reflect new information obtained regarding facts and circumstances existing on the acquisition date that would have affected the amounts recognized on that date if they had been known.

3.5.    Goodwill

Goodwill resulting from a business combination is stated at cost on the transaction date (see item 3.4), net of accumulated loss in the recoverable amount, if any.

For purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units (or groups of cash-generating units) that will benefit from the synergies of the combination. Goodwill generated on the acquisition of Ability in September 2010 was not tested for impairment, because a year has not elapsed since the acquisition date and such goodwill has not presented any indication of impairment.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

The cash-generating unit’s goodwill was allocated to be tested for impairment on a yearly basis, or at shorter intervals whenever there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is lower than its book value, an impairment loss is firstly allocated to reduce the book value of any goodwill allocated to the unit and later to the other assets of the unit, proportionately to the book value of each of its assets. Any goodwill impairment loss is directly recognized in the income for the period. Impairment losses are not reversed in subsequent periods.

Upon the disposal of the corresponding cash-generating unit, the attributable goodwill amount is included in the calculation of the profit or loss of the disposal.

3.6.      Revenue recognition

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

Revenue from performance targets (i.e., credit recovery services) are recognized based on the fee percentage agreed with the client over the recovered credits and the client’s confirmation of such recovered credits.

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

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

3.7.      Leasing

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

3.8.      Foreign currencies

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

3.9.      Share-based payments

Share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 29.

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

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

3.10.   Taxation

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

3.10.1.  Current tax

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

3.10.2.  Deferred tax

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

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

3.10.3.  Current and deferred income tax and social contribution for the period

Current and deferred income tax and social contribution are recognized as expense or revenue in the income for the period, unless these correspond to items recorded under “Other comprehensive income”, or directly in shareholders’ equity, in which case current and deferred taxes are also recognized in “Other comprehensive income” or directly in shareholders’ equity, respectively. Where current and deferred taxes result from the initial recognition of a business combination, the tax effect is included in the accounting for the business combination.

3.11.   Property, plant and equipment

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

3.12.  Intangible assets

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

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

3.13.  Impairment of tangible and intangible assets (excluding goodwill)

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

3.14.  Provisions

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

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

3.15.  Financial assets

3.15.1.  Classification

The Group classifies its financial assets in the loans and receivables category or as long-term investments depending on the maturity and nature. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group’s loans and receivables comprise “trade and other receivables” in the balance sheet.

3.15.2.  Recognition and measurement

Loans and receivables are carried at amortized cost using the effective interest method. The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

3.16.   Financial liabilities and equity instruments issued by the Group

3.16.1.  Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

3.16.2.  Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit & loss or other financial liabilities recorded at amortized cost.

3.16.3.  Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

3.17.  Costs and expenses

The operating costs and expenses are recorded on an accrual basis and pertain mainly to personnel expenses.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

3.18.   Finance income and costs

Finance income and finance costs pertain mainly to interest and inflation adjustments resulting from financial investments loan contracts and leasing contracts, all recorded on an accrual basis.

3.19.  Cash and cash equivalents

Comprised of cash balances, bank deposits in cash and financial investments, whose maturity is up to 90 days from the investment date. These financial investments are stated at cost, plus profit earned up to the year-end closing date and their maturity dates are less than 90 days, short term, which are subject to an insignificant risk of change in their value.

3.20.  Trade receivables and allowance for doubtful accounts

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

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

3.21. Judicial deposits

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

3.22.  Borrowings

Borrowings are recognized initially at fair value, net of transaction costs. Subsequently, borrowings are accounted for at amortized cost, with interest recognized in income over the borrowing period using the effective interest rate method (Note 22).

3.23. Payroll and related charges

The amounts relate to vacation payable to employees and are recognized on a monthly basis in proportion to the twelve month acquisition period thereof.

The subsidiary Contax has a profit sharing program, for all of its employees, pursuant to an agreement entered into with FITTEL (Interstate Federation of Employees of Telecommunications Companies). This profit sharing program, in which all the employees take part, is based on increasing operating gains and individual performance and the amounts recognized are based on the achievement of such performance targets.

3.24.  Trade payables

Trade payables are initially recognized at fair value which generally represents invoiced amounts.

3.25.  Dividends distribution

Dividends distribution to the Company’s shareholders is recognized as a liability in the period in which the dividends are approved by the Company’s shareholders.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

3.26.   Share buy-back

When the Company buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

3.27.   Treasury shares

Reacquired own equity instruments (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company's own equity instruments. Any difference between the book value and the consideration is recognized in other capital reserves.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

4.        CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain. These estimates, including but not limited to the provisions for accounts receivable and contingent liabilities, may differ from the actual value of such assets or liabilities. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

·         revenue recognition;

·         impairment of goodwill;

·         depreciation of property and equipment;

·         contingent consideration measured at fair value;

·         payroll and related accruals;

·         provision for contingencies;

·         deferred and recoverable income tax and social contribution; and

·         share-based payments.

4.1.    Revenue recognition

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

4.2.    Impairment of goodwill

To determine if goodwill is impaired, it is necessary to estimate the value in use of the cash-generating unit goodwill was allocated to. The calculation of the value in use requires that Management estimate the future cash flow expected to be derived from the cash-generating unit, and the appropriate discount rate for the present value to be calculated.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

The book value of goodwill on December 31, 2010 was R$49,081.

4.3.    Depreciation of property and equipment

The Group depreciates property and equipment using the straight-line method at rates compatible with the useful lives of the underlying assets. As described in Note 10, the Group revises the estimated useful life of property, plant and equipment items on a yearly basis, at the end of each reporting period. For this reporting period, Management has determined that the useful lives of property and equipment items were appropriate and required no adjustments.

4.4.    Contingent consideration measured at fair value

Contingent consideration in a business combination is measured at fair value on the date of acquisition as part of the business combination. If the contingent consideration is classified as a derivative, and, therefore, a financial liability is recognized, it must be subsequently remeasured at fair value on the balance sheet date. The fair value is based on the discounted cash flow. The main assumptions take into account the probability of meeting each goal and the discount factor.

4.5.    Payroll and related accruals

Payroll and related accruals are the most significant costs of the Group’s operations and are calculated and recorded on an accrual basis by the payroll system. Payroll and related accruals include wages and salaries, paid vacation, Christmas bonus (13th salary), social security charges, executive profit sharing plan and employees’ payroll tax withholdings, most of which are defined by Brazilian labor law.

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

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

4.6.    Provision for contingencies

The preparation of the consolidated financial statements requires management to make estimates and assumptions regarding contingencies that affect our overall financial condition or relate to the changes in the actual value of liabilities at the date of the consolidated financial statements and accounting for the expenses arising during the reported period. Such contingencies include those related to the legal proceedings discussed in Note 24.

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

4.7.    Deferred and recoverable income tax and social contribution

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

4.8.    Share-based payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

5.        REVENUE

The reconciliation between the gross revenue and net operating revenue reported in the income statement for the year is as follows:

	2010	2009	2008

Gross revenue	2,588,367	2,335,252	1,916,115
Minus:
Tax on sales
COFINS	(79,723)	(69,132)	(55,259)
ISS	(93,379)	(90,122)	(74,156)
PIS	(17,269)	(14,979)	(11,973)

Net operating revenue	2,397,996	2,161,019	1,774,728

5.1.    Information about major customers

Included in revenues are R$1,173,544 (2009 - R$1,086,517 and 2008 – R$906,917) related to the Group’s largest customer, representing approximately 49% of total revenue (2009 – 50% and 2008 – 51%).

6.        SEGMENT INFORMATION

6.1.    Services that generate revenue for reportable segments

During 2010 the Group identified two new reportable segments, in addition to the existing operating segment of telemarketing services. The new operating segments identified are (i) IT services in general and (ii) publicity and advertising services.

In the past two years, IT services provided by TODO did not exceed the quantitative thresholds set forth in paragraph 13 of IFRS 8 (Operating Segments). However, with the enhancement of TODO's operations during 2010, the quantitative thresholds mentioned above have been reached and, consequently, the Group determined to be applicable the presentation of IT services as a separate segment. Additionally, the acquisition of Ability in 2010 led to the entrance of a new reportable segment (i.e., publicity and advertising services).

Additionally, the acquisition of ability in 2010 led to the entrance of a new reportable segment (i.e., publicity and advertising services).

The information presented to the main decision maker to allocate funds and assess the segment performance is focused on the type of services provided, thus, according to the IFRS 8, the Group is divided into 3 segments of operation:

(a)      Provision of telephone assistance services in general  (Contax and Contax Argentina);

(b)     Provision of information technology services in general (TODO); and

(c)      Provision of publicity and advertising services (Ability).

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

6.2.  Revenues and results from reportable segments

The table below presents an analysis of income from continuing operations of the Group per reportable segment:

	2010
	Telemarketing services in general	IT services in general	Publicity and advertising services	Eliminations	Consolidated

Net operating revenue	2,372,041	95,837	33,488	(103,371)	2,397,996
Cost of services rendered	(2,028,198)	(83,410)	(17,542)	102,758	(2,026,392)
Gross operating income	343,843	12,428	15,946	(613)	371,604

Operating revenue (expenses):
Selling	(26,170)	(658)	(181)	32	(26,976)
General and administrative	(118,788)	(9,449)	(12,028)	2,258	(138,007)
Management fees	-	-	-	(7,142)	(7,142)
Equity in subsidiaries	780	-	-	(780)	-
Financial revenue	20,638	1,054	75	11,445	33,213
Financial expenses	(29,970)	(383)	(130)	(197)	(30,681)
Other operating expenses, net	(24,321)	(176)	97	(39)	(24,440)
	(177,830)	(9,612)	(12,167)	5,577	(194,033)

Operating income before income tax and social contribution	166,012	2,816	3,779	4,963	177,571

Income tax and social contribution:
Current	(66,842)	(784)	(1,099)	(1,985)	(70,708)
Deferred	2,576	740	(266)	(860)	2,190

Net income for the year	101,747	2,772	2,414	2,118	109,053

Minority interest					(555)

Net income for the year					108,498

	2009
	Telemarketing services in general	IT services in general	Publicity and advertising services	Eliminations	Consolidated

Net operating revenue	2,164,732	53,955	-	(57,668)	2,161,019
Cost of services rendered	(1,766,763)	(48,399)	-	54,998	(1,760,164)
Gross operating income	397,969	5,556	-	(2,671)	400,855

Operating revenue (expenses):
Selling	(27,712)	-	-	3	(27,709)
General and administrative	(116,211)	(9,101)	-	(5,403)	(130,715)
Management fees	-	-	-	(7,879)	(7,879)
Equity in subsidiaries	(2,535)	-	-	2,535	-
Financial revenue	19,994	286	-	4,251	24,531
Financial expenses	(40,152)	(70)	-	300	(39,922)
Other operating expenses, net	(13,236)	(52)	-	(151)	(13,440)
	(179,851)	(8,937)	-	(6,345)	(195,134)

Operating income before income tax and social contribution	218,118	(3,381)	-	(9,016)	205,721

Income tax and social contribution:
Current	(70,753)	-	-	(245)	(70,998)
Deferred	1,774	-	-	(5,440)	(3,666)

Net income for the year	149,139	(3,381)	-	(14,702)	131,057

Minority interest					634

Net income for the year					131,691

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

	2008
	Telemarketing services in general	IT services in general	Publicity and advertising services	Eliminations	Consolidated

Net operating revenue	1,774,728	-	-	-	1,774,728
Cost of services rendered	(1,507,603)	-	-	-	(1,507,603)
Gross operating income	267,125	-	-	-	267,125

Operating revenue (expenses):
Selling	(28,488)	-	-	-	(28,488)
General and administrative	(84,967)	-	-	-	(84,967)
Management fees	(6,317)	-	-	-	(6,317)
Equity in subsidiaries	-	-	-	-	-
Financial revenue	32,529	18	-	-	32,547
Financial expenses	(32,597)	-	-	-	(32,597)
Other operating expenses, net	(18,626)	-	-	-	(18,626)
	(138,466)	18	-	-	(138,448)

Operating income before income tax and social contribution	128,659	18	-	-	128,677

Income tax and social contribution:
Current	(51,365)	(4)	-	-	(51,370)
Deferred	5,522	-	-	-	5,522

Net income for the year	82,816	14	-	-	82,829

Minority interest					(3)

Net income for the year					82,826

The accounting policies for the reportable segments are the same as the Group’s (described in Note 3).

6.3.  Assets and liabilities of reportable segments

	2010
	Telemarketing services in general	IT services in general	Publicity and advertising services	Eliminations	Consolidated

Assets:
Current	473,740	25,644	28,929	73,759	602,073
Non-current	647,590	5,789	34,598	39,427	727,403
Goodwill	-	-	49,081	-	49,081
Total assets	1,121,330	31,433	112,608	113,186	1,378,557

Liabilities and shareholders' equity:
Current	427,719	21,407	26,619	28,731	504,476
Non-current	402,286	27	10,438	40,359	453,110
Total liabilities	830,004	21,433	37,057	69,090	957,586

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

	2009
	Telemarketing services in general	IT services in general	Publicity and advertising services	Eliminations	Consolidated

Assets:
Current	509,311	15,052	-	(15,702)	508,662
Non-current	531,329	4,947	-	26,735	563,011
Total assets	1,040,640	19,999	-	11,034	1,071,673

Liabilities and shareholders' equity:
Current	490,778	12,744	-	(49,639)	453,883
Non-current	214,258	27	-	-	214,285
Total liabilities	705,037	12,770	-	(49,639)	668,168

In order to monitor the segment performance and to allocate funds among the segments:

·  Goodwill was allocated to the reportable segments of publicity and advertising as described in Note 11. The assets jointly used by the reportable segments are allocated based on the revenues generated by each reportable segment; and

·  All liabilities are allocated to the reported segments, except for “Other financial liabilities”, loans and deferred tax liabilities. Liabilities under the joint responsibility of reportable segments are allocated proportionally to the segment's assets.

6.4.  Geographic information

The Group operates in two geographic areas: Brazil (domestic) and Argentina. The revenue from the Group’s continuing operations, resulting from external clients per geographic area is detailed as follows:

	Revenue from foreign clients
	2010	2009	2008

Brazil	2,397,309	2,161,019	-
Argentina	687	-	-
	2,397,996	2,161,019	-

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

7.  INFORMATION ON THE NATURE OF COSTS AND EXPENSES RECOGNIZED IN THE INCOME STATEMENT

The Company reported an income statement classifying the costs and expenses based on their function. The information on the nature of these costs and expenses recognized in the income statement is presented below:

	Note	2010	2009	2008

Depreciation and amortization		122,109	116,410	118,042
Personnel expenses		1,630,212	1,400,369	1,165,992
Raw material and use and consumption materials		13,853	11,042	11,766
Third party services		196,830	182,750	139,489
Electricity		52,719	45,367	34,140
Rent and insurance		98,949	97,896	74,735
Other expenses		138,966	125,995	134,434
		2,253,638	1,979,829	197,185

Classified as:

Cost of services rendered	8.1	2,026,392	1,760,164	-
Selling	8.1	26,976	27,709	84,967
General and administrative	8.1	138,007	130,715	6,317
Management compensation	8.1	7,142	7,879	(32,547)
Financial expenses	8.4	30,681	39,922	138,448
Other operating expenses, net	8.2	24,440	13,440	-
		2,253,638	1,979,829	197,185

7.1.  Cost of services rendered and operating expenses

	2010

	Cost of services rendered	Selling	General and administrative	Total

Personnel (i)	1,535,701	12,135	79,688	1,627,524
Share-based payment (ii)	-	-	2,689	2,689
Third-party services (iii)	241,001	2,712	44,581	288,294
Depreciation/amortization (iv)	112,029	4	10,076	122,109
Rent and insurance (v)	93,062	-	5,888	98,950
Other inputs	44,599	12,125	2,227	58,951

	2,026,392	26,976	145,149	2,198,517

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

	2009

	Cost of services rendered	Selling	General and administrative	Total

Personnel (i)	1,315,520	11,161	63,693	1,390,374
Share-based payment (ii)	-	-	9,995	9,995
Third-party services (iii)	241,304	5,824	40,076	287,204
Depreciation/amortization (iv)	98,786	9	17,616	116,411
Rent and insurance (v)	91,981	3	5,915	97,899
Other inputs	12,573	10,712	1,299	24,584

	1,760,164	27,709	138,594	1,926,467

	2008

	Cost of services rendered	Selling	General and administrative	Total

Personnel (i)	1,110,073	9,121	46,669	1,165,863
Share-based payment (ii)	-	-	129	129
Third-party services (iii)	207,667	3,245	28,750	239,662
Depreciation (iv)	105,302	9	12,731	118,042
Rental and insurance (v)	72,820	3	1,912	74,735
Other inputs	11,741	16,110	1,093	28,944
	1,507,603	28,488	91,284	1,627,375

(i)  Costs with personnel have increased due to the growth of the business volume and to salary increases provided for in collective bargaining agreements.

(ii)  The cost with share-based payment reduced due to certain changes made to the plan in 2009 (Note 29).

(iii)  The third-party services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance, facilities and data processing, while the third-party services considered as selling, general and administrative expenses refer, substantially, to expenses with consulting services, traveling, and legal advice, among others.

(iv)  Refers to depreciation and amortization expenses of property, plant and equipment and intangible assets acquired through financial leasing agreements which were classified as fixed assets pursuant to IAS 17 Leases - and have been depreciated on a straight-line basis based on the asset’s expected useful life (Notes 10 and 12).

(v)  They substantially represent expenses with rental of properties used in the operations and operational infrastructure of the contact center.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

7.2.    Other operating income (expenses), net

	2010	2009	2008

Other Operating Income
Reversal of provision for contingencies (Note 30)	17,918	15,123	4,186
Penalty over overdue accounts	135	40	537
Recovered expenses	473	169	814
Sale of property, plant and equipment	179	27	131

	18,705	15,359	5,668

Other Operating Expenses
Provision for contingencies (Note 30)	(33,390)	(21,035)	(17,425)
Municipal Real Estate Tax	(4,894)	(3,375)	(2,402)
Cost of property, plant and equipment written-off	(173)	(1,761)	(255)
Other	(4,689)	(2,628)	(4,211)

	(43,146)	(28,799)	(24,293)

	(24,441)	(13,440)	(18,626)

7.3.    Expenses with employees’ benefits

	2010	2009	2008

Fixed compensation(i)	833,683	722,218	593,309
Social charges(ii)	345,839	280,371	230,127
Stock option plan	2,689	9,995	129
	1,182,211	1,012,584	823,565

(i)  Fixed compensation include salaries and fees, paid vacations, thirteenth salary and private pension plan.

(ii) Social charges include contributions to social security - INSS, FGTS, among others.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

7.4.    Financial income (expenses), net

	2010	2009	2008

Financial income
Yield from investments(i)	26,979	22,330	30,345
Interest and monetary variation on other assets	5,637	2,096	1,599
Other	597	105	603

	33,213	24,531	32,547

	2010	2009	2008

Financial expenses
Interest and monetary variation on other liabilities	(618)	(288)	(92)
Interest and monetary variation of contingencies	(5,547)	(5,890)	(7,274)
Interest on BNDES financing (Note 24)	(18,151)	(17,234)	(14,738)
Interest on BNB financing (Note 24)	(897)	-	-
Interest on leasing (Note 26)	(2,195)	(13,780)	(7,123)
Comission - Guarantee letter(ii)	(1,294)	(1,378)	(1,782)
Other financial expenses(iii)	(1,979)	(1,352)	(1,588)

	(30,681)	(39,922)	(32,597)

(i)        The return on Parent Company’s financial investments increased due to the maintenance of a higher cash volume mainly deriving from dividends received in May 2010 and in April 2009.

(ii)      Cost mainly related to letters of guarantees from financial institutions, presented as guarantee in the BNDES loan (Note 22).

(iii)    Refers to bank services, adjustments of short-term liabilities and taxes on foreign operations.

8.        INCOME TAXES

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period end are computed at the rates to be in force in the subsequent years and the current tax balances at each period end include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented a composite statutory rate of 34%, for 2010, 2009 and 2008.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

8.1.  Income tax recognized in profit or loss

	2010	2009	2008

Current
Income tax	(51,238)	(51,430)	(37,221)
Social contribution	(19,470)	(19,568)	(14,149)

	(70,708)	(70,998)	(51,370)

Deferred
Income tax on temporary differences	2,243	(2,611)	11,121
Social contribution on temporary differences	807	(940)	4,004
Income tax on tax losses	(632)	(85)	(7,053)
Social contribution on negative base (tax loss)	(228)	(30)	(2,550)

	2,190	(3,666)	5,522

Total tax expense	(68,518)	(74,664)	(45,848)

The expense for the year can be reconciled to the accounting profit as follows:

	2010	2009	2008

Profit before tax	177,570	205,721	128,677

Income tax and social contribution at nominal rate (34%)	(60,374)	(69,945)	(43,750)

Tax effects on permanent differences, net(i)	(10,384)	(5,492)	(4,143)

Other	2,240	773	2,045

Income tax and social contribution benefits (expenses)	(68,518)	(74,664)	(45,848)

Effective income tax and social
contribution rate	38.59%	36.29%	35.63%

(i)  This refers basically to expenses with fines, donations, free gifts and sponsorships deemed not deductible, among others.

The tax rate used for the 2010, 2009 and 2008 reconciliations above is the corporate tax rate of 34% payable by corporate entities in Brazil on taxable profits under tax law in that jurisdiction.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

9.  EARNINGS PER SHARE

As described in Note 9, as a result of the reverse stock split and simultaneous stock split, in compliance with the paragraph 64 of IAS 33, the information related to the number of shares and earnings per share was adjusted retroactively to reflect the reverse stock split and simultaneous stock split.

9.1.  Basic earnings per share

Earnings per shares are basically calculated by dividing the net income for the year, allocated to the Company’s common shareholders, by the weighted average number of common shares available in the year. Net income and weighted average number of thousand shares used to calculate the basic earnings per share are the following:

	2010	2009	2008

Profit for the year attributed to controlling shareholders:
Common shares	41,463	49,947	31,425
Preferred shares	67,035	81,744	51,401

	108,498	131,691	82,826

Weighted average number of shares for the purpose
of basic earnings per share (all measures):
Common shares	22,757	22,425	22,570
Preferred shares	36,681	36,681	39,114

	59,438	59,106	61,684

	Cents per share
	2010	2009	2008

Basic Earnings per share
Common shares	1.82	2.23	1.39
Preferred shares	1.83	2.23	1.31

9.2.  Diluted earnings per share

Diluted earnings per share is calculated by dividing the net income allocated to the parent company’s common shareholders (after the adjustment in the denominator to reflect the potential dilutive effect of the stock option plan discussed in Note 29) by the weighted average number of common shares available in the year, plus the weighted average number of common shares that would be issued at the conversion of all potential common shares diluted into common shares. Net income used to calculate all diluted earnings per share is the same used to calculate the basic earnings per share, as previously described.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

The following table presents the weighted average number of shares for the purposes of diluted earnings per share and the weighted average number of shares used to calculate the basic earnings per share, as follows:

	2010	2009	2008

Profit for the year attributed to controlling shareholders:
Common shares	41,463	49,947	31,425
Preferred shares	67,035	81,744	51,401

	108,498	131,691	82,826

Weighted average number of shares for the purpose
of basic earnings per share (all measures):
Common shares	23,046	22,762	22,570
Preferred shares	36,681	36,681	39,114

	59,727	59,443	61,684

	Cents per share
	2010	2009	2008

Diluted Earnings per Share
Common shares	1.80	2.19	1.39
Preferred shares	1.83	2.23	1.31

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

10.  PROPERTY, PLANT AND EQUIPMENT

	Telecom and IT equipment (i)	Furniture, fixture and equipament (i)	Improvements on third-party assets (ii)	Construction in progress	Building	Land	Other	Total

Cost

December 31, 2009	361,134	79,486	243,584	5,473	2,709	831	45,843	739,060
Additions	42,301	18,316	33,023	41,573	-	-	14,380	149,593
Disposals	(99)	(41)	(179)	-	-	-	(39)	(358)
Transfers	1,670	402	7,565	(11,847)	319	-	103	(1,788)
December 31, 2010	405,006	98,163	283,993	35,199	3,028	831	60,287	886,507

Accumulated depreciation

December 31, 2009	(266,811)	(33,106)	(72,892)	-	(210)	-	(13,568)	(386,587)
Amortization	(50,191)	(10,902)	(27,677)	-	(112)	-	(5,305)	(94,187)
Disposals	94	27	-	-	-	-	23	144
Transfers	346	(189)	21	-	-	-	(182)	(4)
December 31, 2010	(316,562)	(44,170)	(100,548)	-	(322)	-	(19,032)	(480,634)

Carrying amount

December 31, 2009	94,323	46,380	170,692	5,473	2,499	831	32,275	352,473
December 31, 2010	88,444	53,993	183,445	35,199	2,706	831	41,255	405,873

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

The following useful lives are used in the calculation of depreciation:

Telecom and IT systems	3 years
Improvements on third party assets	10 years
Furniture and fixtures	8 years
Building	25 years
Other	10 years

(i)        The acquired assets’ monthly depreciation rates under the items “IT equipment” and “furniture and fixtures” were reviewed due to the reduction of its economic useful life estimate. The evaluation studies to determine the new economic useful lives of these assets were prepared in accordance with the rules of Brazilian Association of Technical Rules (ABTN) by a specialized consultant qualified for this type of activity and supported by technical appraisal reports. Such evaluation is in conformity with requirements set forth in IAS 16 - Property, Plant and Equipment.

(ii)      The real estate rental agreements effectiveness varies from 5 up to 10 years. The Company may renew it for the same period.

(iii)    Property, plant and equipment in progress mainly include expenses with new constructions and equipment installations until beginning of operations, when it is reclassified to Assets in operation. Additions taken place in the period are stated by the transfers net value.

Finance lease

Assets acquired through finance lease agreements were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated depreciation expenses in the amounts of R$738 and R$7,264 on December 31, 2010 and 2009, respectively.

The book value of property, plant and equipment held under finance lease agreements on December 31, 2010 was R$2,120 (2009 - R$2,790).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

11.  GOODWILL ON INVESTMENTS

2010
Cost

December 31, 2009	-
Additions	49,081
Disposals	-
Transfers	-
December 31, 2010	49,081

In September 2010, Contax acquired full control of Ability for R$72,585, of which R$49,081 as goodwill based on its economic value, due to the estimate of business’ future profitability.

12.  OTHER INTANGIBLE ASSETS

	Data processing system (Software)	Trademarks and patents	Total
Cost

December 31, 2009	174,503	-	174,503
Additions	16,595	82	16,677
Transfers	1,787	-	1,787
December 31, 2010	192,885	82	192,967

Accumulated amortization

December 31, 2009	(94,057)	-	(94,057)
Amortizations	(29,841)	-	(29,841)
Transfers	4	-	4
December 31, 2010	(123,894)	-	(123,894)

Carrying amount

December 31, 2009	80,446	-	80,446
December 31, 2010	68,991	82	69,073

Management has estimated a useful life of 5 years for software.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

13.  RECOVERABLE TAXES

	2010		2009
	Current	Non	Current	Non
		Current		Current

Income tax recoverable	32	-	-	-
Social contribution recoverable	11	-	-	-
Withholding income tax (i)	4,638	5,273	2,416	5,091
Withholding PIS/COFINS/CSLL	1,815	-	868	-
INSS recoverable	389	-	389	-
ISS recoverable (ii)	11	5,110	-	3,487
Other taxes recoverable	237	-	-	-
	7,133	10,383	3,673	8,578

(i)  Withholding income tax on financial investment income.

(ii)  The ISS recoverable is classified as non-current assets due to the refund maturities with Municipal agencies.

14.  DEFERRED TAXES

Deferred income tax and social contribution on the final dates of the fiscal periods refer to:

	2010				2009
	Temporary differences	Income tax	Social contribution	Total	Temporary differences	Income tax	Social contribution	Total
Assets:

Depreciation	19,148	4,786	1,723	6,510	7,539	1,884	679	2,563
Contingent liabilities	74,411	18,603	6,697	25,300	52,018	13,005	4,681	17,686
Ability's deferred taxes (i)	80,555	20,139	7,250	27,389	-	-	-	-
Profit sharing program	12,762	3,191	1,149	4,340	19,440	4,860	1,750	6,610
Tax loss	2,150	537	193	730	5,629	1,407	507	1,914
Deferred income tax and social contributions - assets	189,026	47,256	17,011	64,269	84,626	21,157	7,616	28,773

(i)  On December 21, 2010, Contax transferred the control of Ability to the Company through a partial spin-off of assets, as well as the liabilities mentioned above (contingent consideration amounting to R$45,585, according to the balance as of December 31, 2010). Therefore, goodwill previously recorded in Contax was transferred to Ability’s records as tax credit in the amount of R$25,284, according to the balance as of December 31, 2010.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Up to December 31:

2011	37,932
2012	6,300
2013	6,900
2014	8,856
2015	4,281

64,269

(i)  Technical studies prepared about future taxable income consider estimates related, among other things, to the Group’s performance, as well as the behavior of operating markets and certain economical aspects. The real amounts may differ from the adopted estimates.

15.  TRADE RECEIVABLES

	2010	2009
Clients
Related parties	12,118	15,969
Other clients (third parties)	164,184	112,517
	176,302	128,486

Total trade receivables (net of allowances) held by the Group at December 31, 2010 amounted to R$176,302 (2009 - R$128,486). The average credit period on sales is 20 days. Interest is charged at 1% per month on the outstanding balance.

Allowance for doubtful accounts is recorded to recognize incurred losses in relation to accounts receivable, whose calculation is based on estimates considering the situation of each customer and the guarantees provided by them. The basis for measurement of the allowance for doubtful accounts considers the position of each overdue client individually. Significant financial difficulties of the debtor, identification that the debtor has entered into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. At December 31, 2010 and 2009 there was no allowance for doubtful accounts registered.

Out of the balance of trade accounts receivable at the end of the year, R$3,790 and R$2,720 on December 31, 2010 and 2009 corresponds to Telemar Norte Leste S/A (“Oi Fixa”), the main client of the Group (Note 30).

Transactions with related parties account for 46% of the revenues from services rendered in 2010 (2009 –55% and 2008 – 57%).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Ageing of receivables overdue but not impaired:

	2010	2009

Due	162,517	122,518
Overdue for up to 30 days	7,883	4,949
Overdue from 31 to 60 days	1,794	127
Overdue from 61 to 90 days	797	-
Overdue from 91 to 180 days	2,422	-
Overdue for over 180 days	889	892
	176,302	128,486

Movement in the allowance for doubtful accounts:

	2010	2009
Balance at the beginning of the year	-	3,465
Amounts written-off during the year	-	(3,465)	(i)
Balance at the end of the year	-	-

(i)  In view of the unsuccessful credit recovery, through administrative and legal collection, the Company wrote off the provision for doubtful accounts.

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

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

16.  CASH AND CASH EQUIVALENTS, RESTRICT CASH AND FINANCIAL INVESTMENTS

	2010	2009

Current:
Cash and banks (i)	70,491	14,446
Financial investments (ii)	317,312	343,407
Total current	387,803	357,853

Non-current:
Restrict cash (iii)	2,013	-
Long-term investments (iv)	69,869	26,590
Total non-current	71,882	26,590

(i)  The amounts are kept in a current account, as the Group has accounts payable due on the first days of each month, relating to the payment of suppliers, taxes and payroll.

(ii)  The financial investments are promptly convertible into a known cash amount and are subject to an insignificant risk of change in said amount. These financial investments refer to Bank Deposit Certificates (CDB), remunerated based on the variation in Interbank Deposit Certificate (CDI).

(iii)  As a partial guarantee to the payment of the additional price, as provided for in Ability’s Agreement, Contax offers all funds deposited in the first money market fund. The retained amount under the Agreement is invested in CDBs, paid at a weighted average rate of 99% of the CDI. On December 31, 2010, the balance of the restricted amount recorded in the non-current assets corresponded to R$2,013, with maturity in November 2012 (Note 33).

The restricted amount deposited in a money market fund will be released to the Seller in two annual installments (“annual release”), whereby (i) the first installment, due in the fourth year from the Closing Date (August 16, 2010), will correspond to 50% of the amount resulting from the money market fund, plus proportional earnings from the financial investments, and discounting the amounts corresponding to materialized contingencies (if applicable) and (ii) the second installment, due in the fifth year from the Closing Date, will correspond to the amount remaining in the money market fund, after the release of the first installment, plus proportional earnings from the financial investment, and discounting the amounts corresponding to materialized contingencies (if applicable).

(iv)  On December 31, 2010, long-term investments comprised investments in Bank Deposit Certificates (CBD) whose original maturity date are in 2014 (R$28,235) and 2015 (R$35,840) and were acquired with the intention and financial capacity to hold them in the portfolio up to maturity date. They are evaluated by cost of acquisition, plus the income earned against the income for the year.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

17.  ISSUED CAPITAL

17.1.  Capital stock

The subscribed and paid-up capital on December 31, 2010 and 2009 was R$223,873, represented by 59,770,600 non-par registered book-entry shares (23,089,600 common shares and 36,681,000 preferred shares). Each common share is entitled to one voting right in the resolutions of the General Meeting.

	Share capital
	2010	2009	2008

23,089,600 common shares (2009 - 5,772,435 / 2008 - 5,824,772)	86,483	86,483	82,237
36,681,000 preferred shares (2009 - 9,170,250 / 2008 - 10,031,914)	137,390	137,390	141,636
	223,873	223,873	223,873

17.1.1.  Common shares

	Number of shares	Share capital

Balance on December 31, 2008	5,824,772	82,237
Shares canceled on January 15, 2009	(52,337)	4,246
Balance on December 31, 2009	5,772,435	86,483
50 to 1 reverse split	÷ 50
	115,448
1 to 200 stock split	x 200

Balance on December 31, 2010	23,089,600	86,483

Each common share entitles its holder to a voting right at the Company’s General Shareholders’ Meeting. Except for the provisions set forth in law, the resolutions of the General Shareholders’ Meeting are voted by common shareholders. Blank votes will not be computed.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

17.1.2.  Preferred Shares

	Number of shares	Share capital

Balance on December 31, 2008	10,031,914	141,636
Shares canceled on January 15, 2009	(861,664)	(4,246)
Balance on December 31, 2009	9,170,250	137,390
50 to 1 reverse split	÷ 50
	183,405
1 to 200 stock split	x 200

Balance on December 31, 2010	36,681,000	137,390

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of noncumulative minimum dividends of (a) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% of net equity value of shares, prevailing the highest amount between (a) and (b). The payment of such minimum statutory dividends is subject to the existence of distributable profits or realized profit reserves.

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing ratio between common and preferred shares.

Preferred shareholders can obtain unrestricted voting rights as of the moment the Company stops paying dividends for 3 (three) consecutive years. Voting rights will last until dividends are duly paid.

Stock option granted to executives by the stock option plan

On December 31, 2010, the beneficiaries of the stock option program held approximately 401,868 stock options for the Company’s common shares; however, 1,868 of those options expire on October 1, 2012 and 300,000 expire on October 1, 2013 and 100,000 expire on October 1, 2014. On December 31, 2009, the program’s beneficiaries held 1,364,068 stock options for the Company’s common shares; however, 330,640 of those options expire on October 1, 2011, 333,428 expire on October 1, 2011, and 350,000 expire on October 1, 2013 and 350,000 expire on October 1, 2014.

Stock options granted within the scope of the stock option plan do not entitle its holders to voting or dividend rights. For more information on the stock option plan, see Note 29.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

17.1.3.  Reverse split of shares

First reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per a communication made to the shareholders, a term of until November 16, 2007 was granted to carry out the adjustments to share positions.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$ 22,106 thousand, out of which R$ 5,762 thousand were transferred to shareholders of fractioned shares. The R$ 16,282 thousand non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

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

Once elapsed the terms for shareholding adjustments by shareholders, eventual fractions of shares resulting from the reverse split, except for those which are manifestly expressed by the holder’s nonparticipation in the auction, will be reversely split into whole figures and sold in an auction to be held at BM&FBOVESPA S.A., and the amounts resulting from such sale to be available on behalf of respective shareholder, pursuant to the procedures to be disclosed.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

As of January 18, 2010, the Company’s shares began to be traded exclusively at the ratio resulting from the reverse split and simultaneous split of shares, carried out on said date. Said transactions resulted in 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 are preferred shares.

The Company fully sold the fraction of remaining shares, conducted the reverse split and split operations resolved at the Extraordinary General Meeting held on October 27, 2009, in auctions held on May 17, 2010, where 478,750 common shares and 98,466 preferred shares were sold and on May 24, 2010, 181,200 preferred shares were sold.

The sales amount of fractional shares amounted to R$18,707. According to the notice to shareholders, the financial amount refers to the operation made available to shareholders on June 4, 2010, amounting to R$8,398. For shareholders who were not paid due to blocked shares or outdated record, the amount will be retained by the Company and made available to corresponding shareholders for payment by submitting supporting unblocking and identification documentation.

18.  RESERVES

	2010	2009	2008

Capital reserve in share subscription	14.731	19.639	9.282
Legal reserve	27.332	21.907	15.465
Statutory reserve	90.007	87.924	95.010
Unrealized profit reserve	-	-	16.626
	132.070	129.470	136.383

18.1.  Capital reserve in share subscription

	2010	2009	2008

Balance at the beginning of the year	19,639	9,282	9,254
Stock option plan
2007 Program	(7,024)	10,328	-
2010 Program	2,116	-	-
Dividends barred	-	29	28
Balance at the end of the year	14,731	19,639	9,282

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

18.2.  Profit Reserves

18.2.1.  Legal Reserve

	2010	2009	2008

Balance at the beginning of the year	21,907	15,465	10,845
Allocation of profit for the year	5,425	6,442	4,620
Balance at the end of the year	27,332	21,907	15,465

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

18.2.2.  Statutory reserve

	2010	2009	2008

Balance at the beginning of the year	87,924	95,010	40,594
Cancelation of own shares	-	(39,476)	-
Allocation of retained earnings	3,073	32,390	54,416
Balance at the end of the year	90,997	87,924	95,010

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company created a Statutory Reserve to ensure the realization of investments by the Company, as well as to preserve its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

As per resolutions of the Board of Directors, the Statutory Reserve was partially used in share buyback programs (Note 19).

18.2.3.  Unrealized profit reserve

2009

Balance at beginning of the year	16,626

Minimun statutory dividends	(16,626)

Balance at the end of the year	-

The unrealized profit reserve, as provided for in the Company’s Bylaws, aims at not distributing the portion of unrealized profit as dividends.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

18.2.4.  Foreign currency translation reserve

2010

Balance at the beginning of the year	-
Foreign exchange differences from the translation of assets from operations abroad	(46)
Balance at the end of the year	(46)

Exchange differences related to the translation of net assets of the Group’s operations abroad (Contax Argentina), from its functional currencies (Argentine Peso) to the Group’s presentation currency (Brazilian Real) are directly recognized in “Other comprehensive income” and accumulated in the reserve for the translation of foreign currency. As explained in Note 1, Contax Argentina was incorporated in the fiscal year ended December 31, 2010.

19.    TREASURY SHARES

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deduced from shareholders’ equity. No gain or loss is recognized in the income statement upon the purchase, disposal, issue or cancellation of the Group’s own equity instruments. Any difference between the book value and consideration is recognized in other capital reserves.

19.1.   Share buyback

From 2006 to 2010, the Company implemented five (5) different share buyback programs, resulting in 15,131 thousand common shares and 56,916 thousand preferred shares repurchased. Out of this total amount, 14,731 thousand common shares and all 56,916 preferred shares repurchased were canceled, and the remaining 400 common shares were held in treasury, not decreasing the Company’s capital stock.

19.1.1.  First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,972 common shares and 11,773,944 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

19.1.2.  Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares are held in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

19.1.3.  Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 3,193,472 common shares and 18,277,422 preferred shares, cancelled on October 17, 2007, of which 1,750,000 common shares are held in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

19.1.4.  Fourth share buyback program

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

19.1.5.  Fifth share buyback program

The Extraordinary General Meeting held on October 27, 2009 approved the Company’s Share Buyback Program without reducing the Capital Stock. Funds from the capital and statutory reserves will be used for the acquisition of shares, excluding the amount of treasury shares. The maximum number of shares to be acquired is 699,996 common shares and 1,945,000 preferred shares, which represent less than 10% of outstanding common and preferred shares, respectively. Said Program may be implemented up to October 28, 2010.

Until December 31, 2010 15,120 common shares were subject to the buyback program.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

					R$
	Thousands of shares	Buyback price	Average price	Maximum price	Minimum price

Preferred shares

1st Share Buyback Program	11,774	21,517	1.83	1.95	1.61
Cancellation of shares	(11,774)	(21,517)	1.83
2nd Share Buyback Program	24,058	46,242	1.92	2.00	1.84
Cancellation of shares	(24,058)	(46,242)	1.92
3rd Share Buyback Program	18,277	46,424	2.54	2.65	2.46
Cancellation of shares	(18,277)	(46,424)	2.54
4th Share Buyback Program	862	36,206	42.00	42.81	41.59
Cancellation of shares	(862)	(36,206)	42.00

	-	-

Common shares

1st Share Buyback Program	5,887	19,097	3.24	3.41	3.12
Cancellation of shares	(5,887)	(19,097)	3.24
2nd Share Buyback Program	5,298	16,144	3.05	3.29	2.97
Cancellation of shares	(3,548)	(10,812)	3.05
3rd Share Buyback Program	3,193	11,287	3.53	3.62	3.52
Cancellation of shares	(1,443)	(5,102)	3.54
Sale of shares	(180)	(604)	3.36
	3,320	10,913

Grouping of shares (1/20)	166	10,913	65.74

4th Share Buyback Program	52	2,729	52.50	52.94	51.73
Cancellation of shares	(52)	(3,270)	62.88
5th Share Buyback Program	3	314	97.97	98.83	85.00
	169	10,686

Reverse split (1/50) and Split (1/200) of shares	677	10,686	15.79
5th Share Buyback Program	216	6,311	29.23	30.00	28.50
Sale of shares	(893)	(16,996)	19.04
5th Share Buyback Program	102	2,971	29.13	30.00	25.59
Sale of shares	(19)	(568)	29.89

	83	2,404
5th Share Buyback Program	369	11,254	30.14	32.00	29.25
Sale of shares	(50)	(1,511)	30.22

	402	12,147

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

20.  RETAINED EARNINGS AND DIVIDENDS

20.1.  Retained earnings

	2010	2009

Balance at the beginning of the year	59,403	8,569

Income attributable to the parent company's partners	108,498	131,691
Legal reserve	(5,425)	(6,442)
Statutory reserve	(3,073)	(32,390)
Payment of dividends	(59,403)	(11,428)
Dividends proposed	(25,769)	(30,597)

Balance at the end of the year	74,231	59,403

20.2.  Dividend distribution policy

According to the Company’s by-laws, Contax Holding is obligated to distribute dividends for each fiscal year in the amount of not less than 25% of the net profit, determined under the accounting practices adopted in Brazil, adjusted in accordance with clause 202 of Law No. 6,404/76. The Company may also distribute quarterly dividends, as long as the total amount of dividends paid does not exceed the capital reserve. In accordance with Brazilian Corporate Law, on December 31, 2010, management proposed the payment of R$ 25,769 (December 31, 2009 - R$ 30,597) as the minimum mandatory dividends, prescribed by Law No. 6404/76.

The Annual General Meeting held on April 28, 2010 approved the proposal as to the allocation of net income for the year ended December 31,2009, already included in the financial statements on that date, as follows: (a) accumulated loss carry forward in the amount of R$11,084; (b) allocation of R$6,442 to the legal reserve; (c) distribution of dividends to the Company’s shareholders owning position on June 17, 2010, in the amount of R$90,000, and (d) allocation of R$32,390 to the statutory reserve.

The payment of dividends started on June 28, 2010, and since January 1, 2010 earn interest based on the Reference Rate (TR), and R$89,156 were paid up to December 31, 2010.

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

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

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

Statutory minimum dividends for the fiscal years ended on December 31, 2010 and 2009 were calculated as follows:

	2010	2009

Net income for the year	108,498	139,916
Absorption of accumulated losses	-	(11,084)
Recording of legal reserve - 5%	(5,425)	(6,442)
Adjusted net income	103,073	122,390
Minimum mandatory dividends	(25,769)	(30,597)
Dividends in excess	(74,231)	(59,403)
Allocation to the statutory reserve	3,073	32,390
Dividends payable
Proposed dividends	100,000	90,000

The Company’s Management made a proposal to pay proposed dividends in 2010, thirty (30) days after the approval by the Annual General Meeting. The dividends proposed by the Management represent a dividend equivalent to R$1.68439 per common share and R$1.68439 per preferred share.

The minimum mandatory dividends are recorded in the 2010 balance sheet as legal obligations (provisions in current liabilities), and dividends exceeding this minimum as dividends reserve in a special account of the statement of changes in the shareholders' equity.

21.  NON-CONTROLLING INTERESTS

	2010	2009

Balance at the beginning of the year	1,445	2,079

Profit sharing	555	(634)

Balance at the end of the year	2,000	1,445

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

22.  BORROWINGS

	Effectiveness			Financial
Purpose	Beginning	Maturity	Guarantees	Charges	2010	2009

Expansion of installed capacity (BNDES)	10/2007	09/2013	Bank guarantee	TJLP (i) + 2.73% p.a	150,033	204,591
Expansion of installed capacity (BNDES)	05/2010	09/2016	Accounts receivable from OI clients	TJLP (i) + 2.73% p.a	158,052	-
Acquisition of domestic machinery and equipment	05/2010	09/2016	Accounts receivable from OI clients	4.5% p.a	23,579	-
Construction of the Santo Amaro site (BNB)	11/2009	03/2016	Accounts receivable from NET clients	10% p.a	51,203	-

Current					64,873	55,070
Non-current					317,994	149,521

(i)  The annual long-term interest rate was 6.00% in 2010 (6.00% on December 31, 2009).

22.1.  Summary of borrowing agreements

22.1.1.  Financing agreement with BNDES (Brazilian Development Bank)

In August, 2007, Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions.  The financing funds were released in five installments, the first of them in October 2007 and the last in November 2008.

The maturity date of the financial charges was quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as from October 15, 2009.

Contax contractually opted for tendering guarantees through sureties from financial institutions, in this case, receivables and restrictive (financial covenants) structures are not applicable. Costs related to these sureties totaled R$1,075 in the fiscal year ended December 31, 2010 (R$1,234 in 2009) and are recognized in the income statement over the borrowing term within “Finance costs” (Note 7).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

22.1.2.  New agreement with BNDES

In March 2010, Contax entered into a new loan agreement with BNDES in the amount of R$ 323,552, divided into two sub-loans:

Sub-loan “A” in the amount of R$ 281,455 destined to investments to increase the installed capacity and improve facilities, implement quality programs, train human resources and invest in Research and Development, within the scope of BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT; and

Sub-loan “B” in the amount of R$ 42,097 thousand destined to investments to acquire domestic machinery and equipment, classified into the criteria of the Special Agency of Industrial Financing - FINAME, required by the project.

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

Contax will tender as guarantee the receivables deriving from the Services Agreement executed with Oi Fixa, TNL PCS S/A (Oi Móvel) and Telemar Internet Ltda. In addition, during the effectiveness of this Agreement, it shall maintain the Debt Service Coverage Ratio (“Ratio”) equal or higher than 1.65, of which:

a)      Debt Service Coverage Ratio calculated by dividing the Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) by Debt Service on a half-yearly basis;

b)    EBITDA corresponds to the operating income before the financial result, income tax and social contribution and depreciation and amortization expenses in the half year;

c)    The Debt Service corresponds to the amount of debt effectively paid to creditors as amortization of principal and interest rates in the half year.

On December 31, 2010, Contax reviewed the restrictive covenants referring to this financing agreement, and it concluded that said Ratio had been honored.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

On May 28, 2010 the first releases referring to this agreement were received, R$70,364 referring to the sub-loan “A” and R$10,524 referring to sub-loan “B.” On December 10, 2010 the following releases referring to this agreement were received, R$87,000 referring to sub-loan “A” and R$13,000 referring to sub-loan “B”.

22.1.3.  Agreement with Banco do Nordeste do Brasil S.A. (BNB)

In March 2010, Contax executed a loan agreement with BNB in the amount of R$51,000, aiming at financing the implementation of a new operating unit in the city of Recife, state of Pernambuco. The outstanding balance will be adjusted by a fixed rate of 10% p.a., including full performance bonus of 15%. The maturity of financial charges shall occur quarterly until March 2012, and then monthly between April 2012 and March 2015. The principal shall be paid in 36 monthly installments, from April 2012 to March 2015. As long as each installment is paid on the maturity date, the loan will bear interest rate of 8.5% p.a.; otherwise, the interest rate will be 10% p.a.

On September 21, 2010, the first release under this agreement was received for a total of R$29.880. On December 15, 2010 the second release under this agreement was received for a total of R$21,120.

The loan and financing breakdown in the year ended December 31, 2010 is shown as follows:

	BNDES	BNB

December 31, 2009	204,591	-
Release	180,888	51,000
Amortization - principal	(54,370)	-
Amortization - interest	(17,595)	(694)
Interest accrued	18,150	897
December 31, 2010	331,664	51,203

		382,867

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

As of December 31, 2010, the maturities of the principal installment recorded in non-current liabilities are as follows:

Principal

2012	103,299
2013	93,956
2014	53,178
2015	40,428
2016	27,133

317,994

The amount of interest payable will be based on future long-term interest rates.

23.    TAXES PAYABLE

	2010	2009

Income taxes (IRPJ and CSLL) (i)	16,290	11,786
Services tax (ISS)	14,344	12,637
PIS and COFINS (iii)	9,113	8,273
Social Security paid by installments (ii)	646	1,712
Other taxes payable	2,700	13
	43,093	34,421

Current	43,093	33,477
Non-current	-	944

(i)        There are advance payments to offset the taxes calculated, in accordance with the amounts recorded under Recoverable Income Tax and Social Contribution (Note 13).

(ii)      Refers to the installments related to the Social Security tax assessment liability, which has been fully transferred to third parties, recorded under “Other Assets” in current assets, without affecting Contax’s results.

(iii)    Employees’ profit participation program (PIS) and tax for social security financing (COFINS).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

24.    PROVISION FOR CONTINGENCIES AND JUDICIAL DEPOSITS

24.1.   Contingent assets

The Company has no contingent assets registered.

24.2.   Provisions

The Group is party to tax, civil and labor lawsuits filed in the normal course of business and have been discussing these issues in the administrative and judicial levels, and where applicable, it is supported by court deposits.  The Company recognizes a provision when: (a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

24.3.   Breakdown of provisions

	Court deposits		Provisions

	2010	2009	2010	2009

Tax	20,156	1,566	30,039	10,944
Labor	73,597	51,807	57,500	48,362
Civil	112	9	727	615

	93,865	53,382	88,266	59,921

24.3.1.  Tax disputes

The Company was party to certain lawsuits mainly related to mandatory contributions due to the INSS, Service Tax (ISS) and Social Integration Program (PIS)/Contribution for Social Security Financing (COFINS).

Until December 31, 2010, the total provisioned for tax claims was R$30,039 (R$10,944 on December 31, 2009). Of this amount, R$12,625 (R$8,457 on December 31, 2009) refer to PIS/COFINS and R$4,188 (R$2,248 on December 31, 2009) refer to ISS.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

24.3.2.  Labor disputes

a)    Lawsuits filed in court

As part of its operations, the Group is the defendant in several lawsuits filed by the Unions and the Labor Prosecution Office, therefore creating a reserve to cover these demands, which the Company’s Management understands to be sufficient. On December 31, 2010, the Company was party to approximately 8,796 labor claims, compared to the 7,009 on December 31, 2009. The total amount estimated for such lawsuits on December 31, 2010 was R$587,614, as compared to the R$504,919 on December 31, 2009. The company records provisions on the history of losses which, on December 31, 2010 amounted to approximately R$57,500, as compared to the R$48,362 on December 31, 2009.

	2010	2009

Provisions	57,500	48,362
Contingencies - Possible/Remote	530,114	456,557
Total	587,614	504,919

The lawsuits mainly refer to: (i) over-time; (ii) equal pay; (iii) permanence in the job; and (iv) injury, physical and psychological suffering. The increased number of labor claims, from 7,009 on December 31, 2009 to 8,796 on December 31, 2010, is directly related to the significant increased number of employees since 2004.

b)   Administrative proceedings

On December 31, 2010, 208 deficiency notices (39 on December 31, 2009), under the argument of infringement to labor laws, were pending judgment. The amounts of the deficiency notices depend on the type of violation, the number of employees involved and on whether it was the first time the alleged violation occurred in the Company. Court deposits amounting to approximately R$40,366 (R$119,485 on December 31, 2009) were made on December 31, 2010, so that the Company could file for administrative appeals, in accordance with the legal provisions.

The Company has been challenging in full the deficiency notices with the administrative authorities and currently awaits final decisions. In case the administrative proceeding outcome is not favorable, the Company can file a lawsuit requesting the annulment of any and all debt in the administrative proceeding and the reimbursement of fines paid to present funds recorded in a provision for payment purposes.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Considering that the Company, based on the opinion of its external legal advisors, classified as “possible” the risk of loss of the deficiency notices, those were not included in the contingencies and the fine amounts were not deposited.

The abovementioned labor violations mainly refer to (i) the non-compliance with the rules that regulate the occupational health and safety; (ii) the lack of intraday intervals and weekly day-offs given to employees; (iii) the non-compliance with the quota for handicapped employees; and (iv) the lack of an Occupational Accident Prevention Commission (CIPA).

According to the Brazilian law, if an entity has over 100 (one hundred) employees, 2 (two) to 5 (five) per cent of them should be beneficiaries of the social security who were on a labor-related leave or handicapped. Given the Company’s lack of capacity to reach this percentage, in September 2002, the Company entered into a Consent Decree (TAC) with the Labor Prosecutor Office, granting the Company 3 (three) years to comply with the abovementioned quota. However, even with the implementation of a program to hire beneficiaries of the social security who were on a labor-related leave or handicapped, the positions available have not been completely filled yet.

In January 2010, the Regional Labor Superintendence notified the Company based on procedures relating to the social contribution and contributions to the employment security fund for the employees’ transport voucher. The notification corresponds to R$29 million. The Company is currently challenging this lawsuit. Based on the opinion of the external legal advisors, the Management understand that the possibility of an unfavorable decision is possible.

24.3.3.  Civil disputes

Until December 31, 2010, the Company was a party to 18 (2009 – 90) civil claims, of which 16 (2009 – 89) of them amounting to less than R$50. There are only 2 (two) cases amounting to more than R$50.

In addition to the civil lawsuits previously mentioned, Contax received a fine from the Brazilian Post Office and Telegraph Company (EBCT), given the breach of contract. The fines, amounting to R$2,645 correspond to breach of confidentiality of telephone messages; fail to transfer reserved telephone lines (0800); and fail answer telephone calls. The Company accrued R$441 until December 31, 2010 (R$441 until December 31, 2009).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

24.4.   Breakdown of provisions and legal obligations in judicial dispute

The breakdown of provisions and legal obligations in judicial dispute in the fiscal year ended December 31, 2010, is shown below:

	Taxes
	PIS/COFINS (i)	FAP (ii)	Tax on services – ISS	INSS (iii)	CSLL (iv)	Labor (v)	Civil	Total

December 31, 2009	8,457	-	2,248	120	119	48,362	615	59,921
Additions	3,199	14,120	-	-	-	23,368	128	40,815
Usage	-	-	-	-	-	(10,427)	-	(10,427)
Reversal	-	-	-	-	-	(7,449)	(69)	(7,518)
Monetary variation	969	591	101	58	57	3,646	53	5,475
December 31, 2010	12,625	14,711	2,349	178	176	57,500	727	88,266

(i)     Amount accrued on the deduction of the Services Tax (ISS) cost on the calculation basis for determination of Employees' Profit Participation Program (PIS) and Tax for Social Security Financing (COFINS), based on acceptance of the anticipation of the appeal until the trial of Appeal No. 2007.01.00.017041-3/DF, with the Federal Regional Court of the 1st region.

(ii)   The Company is arguing in court the application of the multiplier Accident Prevention Factor (FAP) incident on the social security charge of Occupational Injury Risk (RAT), whose new calculation system took effect from January 1, 2010. On February 11, 2010, an injunction was obtained to conduct a judicial deposit of the amount arising from the difference of the multiplier FAP.

(iii)   Refers to the 2004 amount of negative basis of social contribution used to offset the estimated payment of subsequent years, without the formality of PER/Dcomp.

(iv)  The labor claims filed against Contax by employees and former employees hired in the course of its operations amounted to R$50,985. According to the service agreement executed between Oi Fixa and Contax, it was decided that labor claims caused by migration of labor contracts are the responsibility of that entity, whose amount was recorded in respect of “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility amounts to R$2,663.

The amount of labor claims referring to Ability (entity acquired by Contax in September 2010) amount to R$3,826.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

24.5.   Contingent liabilities classified as possible losses

On January 22, 2010, Contax was assessed by the Regional Labor and Employment Superintendence (SRTE) of Rio de Janeiro, in the amount of R$29,136. In the assessment notice, which concerns the period from January 2001 to February 2009, the demanded amounts relate to the FGTS (Employee Severance Indemnity Fund) (Law 8,036/90) and the Social Contribution (Supplementary Law nº 110/01) levied on the cash payments made to Contax’s employees corresponding to the transport voucher fringe benefit. Contax challenged the assessment notice in the administrative level and currently awaits judgment.

The Management, based on the opinion of its external legal counsel, considers the likelihood of loss as possible and did not record any provision for eventual unfavorable outcomes.

In addition to the FGTS notification, on December 31, 2010, the Company had tax and civil contingent liabilities, restated based on the SELIC rate, amounting to R$44,932 and R$26,473, respectively (R$37,704 and R$5,007 on December 31, 2009). These amounts are not provisioned given that Contax filed an appeal and took into consideration the opinion of its external legal counsel, to whom the likelihood of losses is possible or remote.

25.    OBLIGATIONS UNDER FINANCE LEASES

Contax has several finance lease agreements related to IT equipment and furniture for the maintenance of its operations. These agreements are recorded at present value in current and non-current liabilities.

The Group has the right, as set forth in the agreement, to acquire the equipment at nominal value (significantly lower than the fair value) at the end of the lease agreements. The Group’s obligations with finance lease agreements are guaranteed by the lessees.

	Balance payable
Lessor	2010	2009

Banco Commercial Investiment Trust	-	1,455

Unibanco Leasing S/A	-	237

HP Financial Services Arrendamento Mercantil S/A	2,724	8,504

IBM Brasil-Industria Maquinas e Serviços Limitada	1,424	3,821

Bradesco Leasing S/A	129	-

Total	4,277	14,017

Current	4,277	10,118
Non-current	-	3,899

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

26.    OTHER LIABILITIES

	2010	2009

Other accounts payable	1,164	1,463
Deferred income	23,107	29,786
Advances from clients for promotional onlending	65	-

	24,336	31,249

Current	23,171	31,249
Non-current	1,165	-

27.    PAYROLL AND RELATED CHARGES

	2010	2009

Payroll	57,316	47,664
Provisioned vacation	85,082	71,939
Social charges	72,023	56,682
Other	16,148	21,533

	230,569	197,818

Social charges are mainly composed of social liabilities.

28.    FINANCIAL INSTRUMENTS AND RISK ASSESSMENT

28.1.   Purposes and strategies of risk management

The Group’s policy for financial asset management is to constantly pursue the optimization of its profitability in line with risks by establishing criteria and indicators for adjustments of liquidity, credit and market risk.

Additionally, the Group manages its capital aiming to ensure that its entities will be able to continue their operations so as to maximize the return to shareholders through debt optimization and equity accounting. The Group’s capital structure comprises debt, which includes the loan detailed in Note 22, cash and cash equivalents (Note 16) and own capital attributable to controlling shareholders which includes issuance of capital, reserves and retained earnings, as indicated in Notes 17, 18 and 20 respectively.

The Group’s policy is to maintain a strong capital structure so as maintain is growth, reduce capital cost and provide good returns to its shareholders.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The Management believes that the Company’s available funds are sufficient to meet its current needs and will be enough to meet its estimated needs regarding capital expenses and other cash needs for the fiscal year of 2011.

28.1.1.  Liquidity and credit risk

The credit risk is the possibility of a party non-complying with an obligation set forth in a financial instrument or agreement with a client, thus resulting in financial losses. The financial instruments that expose the Group to credit concentration risk mainly consist of cash and cash equivalents and accounts receivable. All of the Company’s cash and cash equivalents are held in major Brazilian financial institutions. The Management believes that its credit policies are reasonable and reflect normal conditions of market and risk. The Company Management does not anticipate the failure to comply with agreements by the counterparties and, therefore, does not require collateral guarantees.

a.     Financial instruments and cash deposits

The credit risk of balances with banks and financial institutions is managed by the Group’s treasury according to its internal policies. Excess funds are only invested in approved counterparties and within the limit established to each of them. The counterparty’s credit limit is annually revised by the Group’s Board of Directors and may be restated throughout the year whenever necessary, subject to the approval of the Group’s Financial Committee. These limits are established in order to mitigate risk concentration, thus mitigating financial losses in case of a party files for bankruptcy.

b.    Accounts receivable

Credit risk related to accounts receivable is mainly minimized due to the financial size of the companies to which the Group provides services. Moreover, the Group continuously monitors its receivables, reassessing, whenever necessary, its credit policies with the purpose of mitigating eventual losses. Whenever necessary, the Group records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

The allowance for doubtful accounts is recorded as probable losses in relation to accounts receivable, which is calculated based on estimates considering the situation of each client and guarantees granted by them.

On December 31, 2010, the concentration of clients’ credit risk was not relevant since important financial conglomerates represented approximately 52% (54% on December 31, 2009) of accounts receivable outstanding.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The table below shows a summary of the Group’s financial liabilities based on contractual payments not discounted.

	2010
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years

Borrowings (excluding finance leases)	103,299	197,255	187,561	27,133
Obligations under finance leases	4,277	-	-	-
Trade payables	83,160	-	-	-

	2009
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years

Borrowings (excluding finance leases)	54,182	108,365	40,638	-
Obligations under finance leases	10,118	3,899	-	-
Trade payables	77,033	-	-	-

28.1.2.  Market Risk

Market risk is the possibility that the fair value of future cash flows of a financial instrument changes due to market price fluctuation. Market prices include two types of risk: interest rate risk and foreign exchange risk. Financial instruments affected by market risk include loans payable, deposits and financial instruments available measured at fair value through the income statement.

a)      Interest rate risk

Interest rate risk is possibility that the fair value of future cash flows of a financial instrument may change due to fluctuations in the market interest rates. The Group’s exposure to the risk of changes in the market interest rates mainly refer to the Group’s long-term obligations subject to floating interest rates. The Group has not executed derivatives contracts to cover this risk; however it continuously follows up the market interest rates with the purpose of monitoring the eventual need of contract these instruments.

BNDES borrowings bear fixed interest rates based on the long-term interest rate (TJLP) with purposes of financing the expansion of installed capacity, improvement of current facilities, qualification of human resources, enhancement of service quality and productivity, and investments in marketing initiatives. Once these rates are considered very low, the Group believes that there is no low volatility risk regarding this part of the debt.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

b)      Foreign exchange risk

Foreign exchange risk is the possibility that the fair value of future cash flows of a financial instrument changes due to foreign exchange rate fluctuations. The Group’s exposure to the risk of changes in foreign exchange rates mainly refers to (i) capital expenditures in the acquisition of IT equipment with imported parts and (ii) the Group’s net investment in subsidiary abroad (Contax Argentina).

Service revenues and costs have basically no exposure to foreign exchange variations, since they are not directly or indirectly pegged to foreign currencies. However, risks related to foreign exchange do exist, given that a significant portion of the Company’s capital expenditures consists of investments in IT equipment which, despite not being expressed in foreign currency, are indirectly impacted by variations in foreign exchange rates because they contain imported parts. In 2010, approximately 28% of the Company’s capital expenditures include equipment with imported parts (2009 – 31%).

Taking into consideration that the Company’s current operations in foreign currency are not material, the Company’s Management decided not to present the sensitivity analysis for foreign currency variations.

28.2.   Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings and leasing.

Its financial assets must be classified into the following categories: measured by fair value through the income statement (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or amortized cost.

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Cash and cash equivalents were not classified in the category of financial instruments, since they represent high liquid financial assets with an insignificant risk of change in value.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The classification of financial instruments per category can be summarized as follows:

2010

Financial assets:
Trade receivables	Loans and receivables
Other receivables	Loans and receivables
Restrict cash	Held to maturity
Financial investments held to maturity	Held to maturity

Financial liabilities:
Trade payables	Amortized cost
Borrowings	Amortized cost
Obligations under finance leases	Amortized cost

(i)     Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding 12 (twelve) months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method.

(ii)   Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned with corresponding entry to income for the year. On December 31, 2010, the Company had held-to-maturity financial assets.

(iii)  Amortized cost

Amortized cost of a financial asset or liability is the amount by which the financial asset or liability is measured at its initial recognition minus principal repayments, plus or minus the cumulative amortization, using the effective interest method of any difference between that initial amount and the maturity amount, minus any reduction (directly or through the use of a reduction account) related to the recoverable amount of the loss or uncollectible amounts.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

28.3.   Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information generated by the market as possible and relying very little on information generated by the Company’s Management.

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income) is excluded from equity and recognized in the income statement.

The book and fair values of the financial instruments are as follows:

	Book Value		Fair Value
Financial assets	2010	2009	2010	2009

Loans and receivables:
Trade receivables	176,302	128,486	176,302	128,486
Other receivables	9,485	11,425	9,485	11,425
Held to maturity:
Restrict cash	2,013	-	2,013	-
Financial investments held to maturity (i)	69,869	26,590	76,629	26,685
Total financial assets	257,670	166,501	264,429	166,596

Financial liabilities

At amortized cost:
Trade payables (ii)	83,160	77,033	83,160	77,033
Borrowings	360,518	204,591	360,518	204,591
Obligations under finance leases	4,277	14,017	4,277	14,017
Total financial liabilities	447,955	295,641	447,955	295,641

(i)  Measured at fair value for level 2.

(ii)   As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.

a)   Valuation techniques applied and assumptions made for the purposes of fair value measurement

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The fair value measurement of financial assets and liabilities is presented below:

·         The fair value of the financial assets and liabilities that present standard terms and conditions and are traded on active markets is determined based on the prices observed in these markets.

·         The fair value of the other assets and liabilities (except those mentioned above) is determined using pricing methods that are generally accepted, based on discounted cash flow analyses.

b)      Fair value measurements recognized in the balance sheet

The financial instruments that are measured at fair value after initial recognition are classified into Levels 1 to 3 according to the observable level of the fair value:

·         Financial instruments are considered Level 1 when valuation is based on quoted (non-adjusted) prices in active markets for identical assets or liabilities.

·         Financial instruments are considered Level 2 when valuation is based on other variables in addition to the quoted prices included in Level 1, which are directly (i.e., prices) or indirectly (i.e., based on prices) observable for the asset or liability.

·         Financial instruments are considered Level 3 when valuation is based on valuation techniques that include variables for the asset or liability, but that are not based on the observable market data (unobservable data).

28.4.   Sensitivity analysis to CDI rate variation

The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On December 31, 2010, the Company recorded a net cash of R$74,553 in the parent company and of R$659 in the consolidated, represented by cash and cash equivalents, net of loans, financing, and leasing.

The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of February 25, 2011, pointed an effective median rate (Top 5) of Selic estimated at 12.50%, a probable scenario for 2011, against the effective rate of 10.75% verified on December 31, 2010.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on December 31, 2010	10.75%	10.75%	10.75%
Net cash (ii)	659	659	659
CDI estimated annual rate	11.50%	8.63%	5.75%
Annual effect on net cash:
Decrease	-	(14)	(33)
Increase	5	-	-

(i)     The net cash includes the amount of R$74,553 related to cash and cash equivalents without reporting debts on December 31, 2010.

(ii)   Net cash considers the amount of R$387,803 related to cash and cash equivalents and R$382,867 related to loans and financing and R$4,277 related to leasing.

28.5.   Derivatives

On December 31, 2010 and 2009, the Group did not operate with derivative financial instruments.

28.6.   Cash and cash equivalents

The recorded values are close to those of the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically revalued by the Management.

28.7.   Financing

In August 2007, Contax signed a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions (Note 22).

In March 2010, Contax entered into a new loan agreement with BNDES in the amount of R$323,552, for investments in the expansion the installed capacity and upgrade of the facilities, implementation of quality programs, human resources qualification and investments in the acquisition of domestic machinery and equipment (Note 22).

In March 2010, Contax executed a loan agreement with BNB, in the amount of R$51,000, aiming at financing the implementation of a new operating unit in the city of Recife, state of Pernambuco (Note 22).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

28.8.   Leasing

Contax has several leasing, IT equipment, furniture agreements, whose payments were separated between financial charges and decrease in liabilities (Note 25).

29.    SHARE-BASED PAYMENTS

The purpose of Contax’s stock options is to grant the option to subscribe common, book-entry shares issued by the Company on behalf of the Management and beneficiaries in order to retain them (or maintain them) and encourage them to contribute to the Company. To have those rights, beneficiaries should remain in service from one to four years (right acquisition periods).

The plans are an onerous business, exclusively civil, and do not have a legal or social security binding nature between the Company and the Grantees, be them employees or not.

The members of the Stock Option Plan Committee meet to decide which managers, employees and service providers will be eligible, the total number of options to be distributed, as well as the acquisition price of each option. Decisions are made based on the Plan’s guidelines. At the discretion of the Compensation Committee, managers, employees and individuals providing services to the Company or its subsidiaries are eligible for this plan.

29.1.   Information on the Company’s stock option plan

a)      2007 Program

Approved at the Annual General Meeting held on April 16, 2007, the Stock Option Plan was established pursuant to Article 169, paragraph 3, of Law No. 6,404/76. The Management Committee, appointed by the Board of Directors and composed of Board members, manages this plan, whose purpose is to attract executives to the Company, in addition to hold and ensure the close alignment between the Management’s and shareholders’ interests.

The Stock Option Plan initiated in 2007 (“2007 Program”) grants to its beneficiaries, a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 common shares granted within the scope of the 2007 Program. Options may be exercised as of October 1, 2007, in 4 (four) equal annual tranches.  In view of the reverse split and simultaneous stock split occurred on January 18, 2010, the 2007 Program now is represented by 1,400,000 common shares.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

On September 4, 2009, the Management Committee approved the following changes in the format of 2007 Program, maintaining the conditions already ruled: (i) to adjust the number of options granted to the beneficiaries of the 2007 Program due to the Company reverse stock split at the 20:1 ratio, approved by the Extraordinary General Meeting held on October 17, 2007; (ii) to adjust the options strike price from R$51.20 to R$45.00; (iii) to change the index that adjusts for inflation the options strike price from IGP-M to IPCA to be applied over the strike price of the next annual tranches related to the 2007 Program; (iv) to determine the discontinuance of the obligation to allocate a minimum amount of the annual bonus to acquire shares deriving from options whose initial grace period has already elapsed.

The changes outlined above are applicable as from the second tranche, whether or not the initial grace periods of the corresponding annual tranches have elapsed or not.

The main features of each of the plan’s tranches are shown below:

2007 Program	Number of options	Grant/amendment date	Vesting date (can be exercised)	Maturity date	Exercise price	(*)	Fair value at the grant date	(*)

1st grant:
Tranche 1	87,500	4/16/2007	Apr-07	10/1/2014	51.20		14.13
Tranche 2	87,500	4/16/2007	Oct-08	10/1/2014	45.00		37.31
Tranche 3	87,500	4/16/2007	Oct-09	10/1/2014	45.00		37.31
Tranche 4	87,500	4/16/2007	Oct-10	10/1/2014	45.00		37.31

Total options	350,000

(*)   At the plan’s grant date, for the 1st tranche and on the date the plan was amended for the other tranches.

b)      2010 Program

In a meeting, the Stock Option Plan Management Committee approved the creation of a Company Stock Option Program for 2010 (“2010 Program”) in accordance with the Company’s Stock Option Plan (“Plan”), pursuant to article 168, paragraph 3, of Law 6,404/76, which provides that the Company may, within the limits of its authorized capital, and in accordance with the Plan approved at the General Meeting, grant stock options to its managers or employees. Administration of the 2010 Program is incumbent upon the Administration Committee, as defined by the Board of Directors, and is composed of members thereof.

The main goal of the 2010 Program is to attract executives to the Company, aiming to align the executives’ interests with those of the shareholders, in addition to sharing the risks inherent to the capital markets.

The 2010 Program grants beneficiaries a total volume equivalent to 3.1% of the Company’s total capital stock at the time of approval, corresponding to 2,244,611 common shares.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Beneficiaries may exercise their options over 4 (four) annual equal tranches (“annual tranches”), each corresponding to 25% of the entire option granted, as defined in the agreements. The option related to the first annual tranche may be exercised as of October 1, 2010, and the other options may be exercised annually and successively as of October 1, 2011.

The strike price of the options will be R$25.00 per share, corresponding to the average share price over the last 30 trading days on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BVMF”) – the São Paulo Stock Exchange, to which a 15% discount was applied, as authorized by the Plan. The strike price of the options related to the annual tranches will be restated based on the Broad Consumer Price Index (IPCA).

The main features of each of the plan’s tranches are shown below:

2010 Program	Number of options	Grant date	Vesting date (can be exercised)	Maturity date	Exercise price	Fair value at the grant date

1st grant:
Tranche 1	185,000	08/31/10	Oct-10	Oct-18	25.00	6.84
Tranche 2	185,000	08/31/10	Oct-11	Oct-18	25.00	8.19
Tranche 3	185,000	08/31/10	Oct-12	Oct-18	25.00	9.23
Tranche 4	185,000	08/31/10	Oct-13	Oct-18	25.00	9.88

Total options	740,000

2nd grant:
Tranche 1	12,500	12/01/10	Dec-10	Oct-18	27.29	4.46
Tranche 2	12,500	12/01/10	Oct-11	Oct-18	27.29	6.99
Tranche 3	12,500	12/01/10	Oct-12	Oct-18	27.29	8.79
Tranche 4	12,500	12/01/10	Oct-13	Oct-18	27.29	9.84

Total options	50,000

29.2.   Information on the price of the Company’s stock option plan

The options were priced according to the Black & Scholes pricing model.

For the 2007 Program, the fair value of the options was calculated again on September 4, 2009, date of the amendments described above, and are shown in the chart below, which refers to tranches 2, 3 and 4 of the plan.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Data inserted in the model:	2007 Program		2010 Program
	1st grant		1st grant	2nd grant
	1st tranche (before the change)	2nd to 4th tranches (after the change)

Share price at grant date	64.00	79.00	32.40	31.50
Exercise price	51.20	45.00	25.00	27.29
Option duration	1 to 4 years	1 to 4 years	Up to 8 years	Up to 8 years
Risk-free return rate	11.08%	11.07%	11.19%	9.13%
Dividend yield	1.40%	1.50%	6%	6%
Expected volatility	19.64%	17.59%	38.44%	45.26%
Fair value of the options (weighted average)	14.13	37.31	8.54	7.52

The table below reconciles the outstanding stock options at the beginning and at the end of the years reported:

	2010		2009
	Average weighted exercise price (R$)	Number of options (thousands)	Average weighted exercise price (R$)	Number of options (thousands)

January 1st		1,364,068		1,364,068
Granted	8.47	790,000
Exercised	11.93	(962,200)
Expired
December 31		1,191,868		1,364,068

Out of the 1,191,868 outstanding options on December 31, 2010, 599,368 were exercisable on this date. On December 31, 2009, out of the 1,364,068 outstanding options, 1,014,068 were exercisable on this date.

29.3.   Stock options exercised on the years reported

The following stock options were exercised on the years reported:

	2010			2009
	Options exercised (thousands)	Exercise date	Stock option on the exercise date	Options exercised (thousands)	Exercise date	Stock option on the exercise date

2007 Program – 1st Grant	774,700	08.03.10	28.50	35,932	18.10.07	18.15
	111,919	15.03.10	31.40
	6,081	19.03.10	31.49
	4,700	04.06.10	28.50
	10,800	11.06.10	29.50
	4,000	17.06.10	30.40
	25,000	12.11.10	32.02
	25,000	30.11.10	32.50

	962,200			35,932

No stock options were exercised by the beneficiaries of the 2010 Program in the fiscal year 2010.

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

30.  RELATED PARTY TRANSACTIONS

30.1.  Balances and transactions

									2010

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administradora
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Way TV	BNDES	Total
Assets
Accounts receivable	3,790	3,311	-	3,886	1,131	-	-		12,118
Accounts receivable - contingencies	7,063								7,063

	10,853	3,311	-	3,886	1,131	-	-		19,181
Liabilities
Suppliers	5,001	175							5,176
Loans and
Financing (Note 24)								331,663	331,663

	5,001	175						331,663	336,839

									2009

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administradora
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Way TV	BNDES	Total
Assets
Accounts receivable	2,720	1,382	59	3,608	8,200	-	-		15,969
Accounts receivable - contingencies	7,955								7,955

	10,675	1,382	59	3,608	8,200	-	-		23,924
Liabilities
Suppliers	3,194	605							3,799
Loans and
Financing (Note 24)								204,591	204,591

	3,194	605						204,591	208,390

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

	2010

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Way TV	BNDES	Total

Revenues
Revenues from services rendered	727,513	371,418	19,560	44,224	71,372	12,109	783	10,491		1,257,470

Costs and expenses
Cost of services rendered	(27,569)	(6,720)							-	(34,289)
Financial expenses (Note 8)	-	-							(18,824)	(18,824)

	(27,569)	(6,720)							(18,824)	(53,113)

	2009

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo	Amazônia
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Celular	Way TV	BNDES	Total
Revenues
Revenues from services rendered	750,394	362,846	4,893	19,393	33,432	16,420	793	1,361	6,436		1,195,968

Costs and expenses
Cost of services rendered	(28,429)	(8,245)		2						-	(36,672)
Financial expenses (Note 8)	-	-		-						(17,234)	(17,234)

	(28,429)	(8,245)		2						(17,234)	(53,906)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

(i)     Related party transactions

The Company’s main clients are Oi Fixa and its subsidiary Oi Móvel (hereinafter jointly referred to as “Oi”).

The Company provides a complete set of contact center services to Oi, whose operations include wireline terminals, long-distance services, mobile services, as well as broadband and voice and data services to corporate clients. In addition to traditional consumer services, the Company offers services related to consumer retention and collection for Oi’s corporate and retail clients.

The Company’s current relationship with Oi is represented by several different and independent services, such as customer service to Oi’s wireline segment, strong telemarketing services to attract more mobile clients, customer support to prepaid and post-paid users, technical support to broadband users and collection services.

On the other hand, Oi is the main telecommunications provider (commuted wireline services, mobile services, long distance/free calls, data, among others.) and, most importantly, provide such services directly or through Contax to some of its clients, according to their choice. Although Oi currently provides most of its telecommunication services to the Group, should it become unable to do so or decide to terminate such Service agreements, the Company’s Management understands that it would be possible to hire another company to provide such services without having major interruption on the Company’s businesses.

30.2.   Compensation of key management personnel

30.2.1.  Operations with the Board of Directors or Board of Executive Officers

Neither the members of the Board of Directors or Board of Executive Officers, nor relatives of their respective families, have or already had any direct interest in any operation made with the Company that is or may be considered unusual by its nature or its conditions or may have been significant for the Company’s business.

During the year ended December 31, 2010, the Group did not grant either short-term loans or guarantees to the members of the Board of Directors, Board of Executive Officers, Fiscal Council, or any relatives of the members’ families.

30.2.2.  Financing agreement of CTX Participações S.A.

In March 2010, CTX Participações S.A., the controlling entity of the Company, and one of the Company’s former officers entered into a loan agreement, negotiated only by the former officer, without the Company’s involvement. Such loan, in the amount of R$15,769, matures on March 30, 2011, and is free of interest rates.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

30.2.3.  Short-term benefits

Short-term benefits include fixed compensation (salaries and fees, paid vacations, thirteenth salary and private pension plan), social charges (contributions to social security - INSS, FGTS, among others) and variable compensation (profit sharing).

30.2.4.  Share-based compensation

The members of the Company's Management (Chief Executive Officer and Statutory Executive Officers) participate in the Stock Option Plan (Note 29).

30.2.5.  Other

The Group offers the following benefits to its employees: (i) health insurance; (ii) dental insurance; (iii) life insurance; (iv) meal program for employees who work six (6) hours a day; (v) meal program for employees who work eight (8) hours a day; (vi) transportation; (vii) discounts in certain drugstore chains; (viii) a plan for funeral expenses; and (ix) day care assistance. Officers, managers and coordinators are also entitled to use mobile phones with a monthly credit ranging from sixty reais (R$60.00) to one hundred and twenty reais (R$120.00).

The Company does not have additional post-employment obligations, and it does not offer other long-term benefits, such as length of service leave and other length of service benefits. The Company also does not offer other benefits upon the termination of the top management’s labor agreements, besides those agreements envisaged by the Brazilian labor legislation in force.

Pursuant to the Brazilian Corporate Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual overall compensation. The Board of Directors shall distribute the amount among the Management members.

At the (i) Parent Company’s Extraordinary General Meeting held on April 28, 2010, and (ii) the Extraordinary General Meeting of direct subsidiary Contax, held on April 28, 2010, the management’s annual overall compensations for fiscal year 2010 was set at the maximum of R$2,493 and R$3,200, respectively (2009 – R$2,390 and R$3,500, respectively).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

30.3.   Compensation of Board Members, Executive Officers and members of the Fiscal Council

During the years ended December 31, 2010 and 2009, the Management compensation (i.e. board members and statutory officers) paid or payable is outlined below:

	2010	2009	2008

Payroll and related charges	4,367	2,894	2,735
Fees	1,648	1,555	1,222
Profit sharing	7,142	3,430	2,360
Stock option plan	2,689	9,995	129
	15,846	17,874	6,446

31.    BUSINESS COMBINATIONS

31.1.   Acquisitions in 2010

In September 2010, Contax acquired 100% of Ability and recorded goodwill based on its economic value, due to the estimated future profitability of the business.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Fair value recognized in the acquisition

Assets:
Cash and cash equivalents	4,879
Accounts receivable	13,536
Deferred income tax and social contribution	29,834
Tax credit	2,898
Property, plant and equipment and intangible assets	1,749
Other assets	366
27,978

Liabilities:
Suppliers	(3,186)
Payroll and social charges	(11,650)
Taxes payable	(13,393)
Deferred revenues	(1,247)
Other	(282)
(29,758)

Total identifiable liabilities, net	(1,780)

Goodwill from acquisition (Note 12)	49,081

Total consideration	72,585

Initial price (payment on demand)	24,400
Retained amount (restrict cash)	2,000
Additional price (contingent consideration)	46,185

Contingent consideration

As part of the Partnership Interest Purchase and Sale Agreement (“Agreement”), the parties agreed on a contingent consideration. The fair value of the contingent consideration on the acquisition date corresponds to the amount of the outstanding balance, amounting to R$46,185 (“additional price”). This amount represents the best estimate of fair value based on (i) the expected profitability of Ability and (ii) information currently available. The payment of the additional price depends on the compliance with certain conditions related to Ability’s growth and profitability within the next 3 years.

As agreed, the acquisition price, composed of the initial price and additional price, may amount to as much as R$82,474.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The acquisition sought to expand the services offered by Contax, to include specialized operations at sales points, seeking to consolidate its strategy of being the only specialized corporate-services entity throughout the entire chain of relations between entities and their consumers, through multiple contact channels.

31.2.   Acquisitions in 2009

BRC was acquired by Contax in November 2009 for the amount of R$61, with the purpose of developing the Nova Luz Program (Note 1).

32.    INSURANCE COVERAGE

The Group has a risk management program aiming at minimizing risks, obtaining in the market coverage compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of its operations. All of the Group’s policies are automatically renewed.

On December 31, 2010, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management and officers civil liability (i)	166,540	01.13.2011
Fire of property, plant and equipment	97,000	06.15.2011
Loss of profit insurance	47,556	06.15.2011
General civil liability	10,000	06.15.2011

(i)  Maximum limit of guarantee set at US$100 million.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

33.    COMMITMENTS

33.1.   Contractual obligations

The following table presents the Company’s contractual obligations on December 31, 2010:

	Payments due per term
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Lease agreement (facilities) (i)	240,741	72,058	97,505	54,854	16,324
Leasing agreement (financial)	4,277	4,277	-	-	-
Financing (BNDES) (ii)	331,664	64,670	167,505	72,355	27,134
Financing (BNB) (ii)	51,203	203	29,750	21,250	-

Total	627,885	141,208	294,760	148,459	43,458

                              i.            A substantial part of the lease agreements referring to the Company’s facilities may be terminated before its maturity, with a prior notice from one (1) to six (6), thus being subject to a termination fee equivalent to three (3) times the monthly rental amount of the property.

                             ii.            Includes payments of estimated interest rates.

33.1.1.  Facilities lease agreement

The Company’s operating facilities are located in properties rented from related parties, being a substantial part of lease agreements entered into with Oi Fixa. The effectiveness of these lease agreements range from 5 to 10 years and they have a novation clause for the same period. Additionally, all lease agreements contain clauses of market value review, in case the Group exercises its renewal right. The Group does not have any contractual rights to acquire the leased property at the end of the lease term.

During the years ended on December 31, 2010 and 2009, expenses of all lease agreements corresponded to R$69,931 and R$61,294, respectively.

On December 31, 2010, the Company did not have any other contractual obligations.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

33.2.   Guarantees

On December 31, 2010, sureties and guarantees were granted to other subsidiaries, regarding loans to third parties and legal claims, as follows:

Bank guarantees	2010	2009

BNDES	156,101	206,697
Contingencies	40,819	21,602
Total	196,920	228,299

34.      SUBSEQUENT EVENTS

34.1.   Integration of Company’s activities with Portugal Telecom, SGPS

In January 2011, the Management Boards of Contax and Mobitel S.A., a subsidiary of Portugal Telecom, SGPS, (“Dedic”) and its subsidiary GPTI Tecnologia da Informação S.A. (“GPTI” or, jointly with Dedic, “Dedic GPTI”) resolved to propose to their shareholders the integration of their activities subject to certain conditions. Considering that they operate in the same business segment and their activities, client database and services provided complement each other, this integration aims to strengthen their market positions.

          i.   Merger of Dedic shares into Contax

The Agreement for the Merger of Dedic Shares into Contax, subject to certain conditions, provides for the call of the abovementioned companies’ general meetings to resolve on the merger of Dedic shares into Contax, and the consequent increase of Contax’s capital. The amount of Contax’s capital increase will be determined based on the book value Dedic shares, according to the appraisal report prepared at the appropriate time (“Merger of Dedic Shares”). As a result of the Merger of Dedic shares, Contax will issue new common and preferred shares to the current Dedic’s shareholders to replace those held by them.

Contax’s Management hired a fairness opinion, independently prepared by Banco BTG Pactual S.A. (“BTG Pactual”). According to the amounts presented in the report prepared by BTG Pactual, the swap ratio of common shares would vary from 0.0342 to 0.0417 and the swap ratio of preferred shares would vary from 0.0343 to 0.0418 shares issued by Contax for each share issued by Dedic.

Based on the swap ratio, the Managements of Contax and Dedic suggested a swap ratio of common shares corresponding to 0.0362 and of preferred shares corresponding to 0.0363 shares issued by Contax to each share issued by Dedic. This ratio will be adjusted with a possible payment of dividends and with the assumption of debts by those companies.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Despite the swap ratio proposed by the managements and notwithstanding the Merger of Dedic Shares do not involve the parent company and the subsidiary, the Management of the Companies and of Dedic, in compliance with CVM Advisory Opinion no. 35/08, will properly create an independent committee (“Special Independent Committee”) for the purposes and pursuant to the abovementioned Advisory Opinion. The Special Independent Committee will have an independent financial advisor to assess the conditions of the Merger of Dedic Shares.

The merger of Dedic shares is subject to the approval of the general shareholders’ meetings of both Dedic and Contax, without prejudice of the opinion of the Special Independent Committee.

        ii.   Purchase and Sale of CTX Participações S.A. Shares

On the same date, shareholders of CTX Participações S.A. (“CTX”), AG Telecom Participações S.A. (“AG Telecom”), L.F. Tel S.A. (“L.F. Tel”) and Fundação Atlântico de Seguridade Social (“FASS”), and Portugal Telecom SGPS and Portugal Telecom Brasil S.A. (jointly “Portugal Telecom”) reached an agreement about their association as CTX’s shareholders in operations resulting in the acquisition of all of the shares currently held by BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (“PREVI”), Fundação Petrobras de Seguridade Social – PETROS (“PETROS”) and Fundação dos Economiários Federais – FUNCEF (“FUNCEF”), as described below.

By means of the Purchase and Sale Agreements of CTX shares executed in this date between AG Telecom and L.F. Tel, as one party, and PREVI, PETROS and FUNCEF, as the other party; and between Portugal Telecom, as one party, and BNDESPAR, as the other party, and between Portugal Telecom, as one party, and PREVI, PETROS and FUNCEF, as the other party (“Purchase and Sale Agreements”), subject to specific conditions:

(i)       AG Telecom and L.F. Tel will acquire part of the interest held by PREVI, PETROS and FUNCEF in CTX; and

(ii)     Portugal Telecom will acquire all the interest held by BNDESPAR, in addition to the remaining interest held by PREVI, PETROS and FUNCEF in CTX.

With the conclusion of the operations set forth in the Purchase and Sale Agreements, AG Telecom and L.F. Tel will hold 36.80% each in the capital stock of CTX, and Portugal Telecom will be the direct holder of shares representing 16.21% of CTX’s capital stock.

On the same date, AG Telecom, L.F. Tel, Portugal Telecom and FASS executed the Shareholders’ Agreement (“Shareholders’ Agreement”) that replaces the agreements in effect, which will provide for their relationship as shareholders of CTX. The efficacy of the new Shareholders’ Agreement will be suspended up to the effective acquisition of CTX shares by Portugal Telecom.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

      iii.   Acquisition by CTX of part of  Contax shares held by Portugal Telecom / CTX’s Capital Increase

According to the Purchase and Sale Agreement of shares executed in this date, subject to specific conditions, including the approval of the Merger of Dedic Shares, CTX will acquire part of the common and preferred shares issued by Contax received by Portugal Telecom as a result of the merger of Dedic shares (“Acquisition of Contax Shares”).

In addition, the Subscription Agreement of CTX Shares was executed on this date, through which Portugal Telecom, AG Telecom, L.F. Tel and FASS undertook, subject to specific conditions, to approve CTX’s capital increase to be subscribed by Portugal Telecom and FASS (“CTX’s Capital Increase”).

Due to the Acquisition of Contax Shares and CTX’s Capital Increase, and taking into consideration the swap relation proposed by the managements of Contax and Dedic, subject to analysis, evaluation and resolution of the Special Independent Committee, Portugal Telecom may hold direct interest of 19.90% in the capital stock of CTX and direct and indirect interest of 19.52% in the capital stock of Contax, and FASS will maintain its direct interest of 10.18% in the capital stock of CTX and the indirect interest of 3.48% in the capital stock of Contax.

      iv.   Shareholding after the operations described above

After the conclusion of the corporate operations described above, the estimated shareholding of CTX and Contax is as follows:

(i)       CTX’s Estimated Shareholding after the conclusion of the operations described above:

Shareholder	Common shares	Common shares %
AG Telecom	784,730,222	24.12
L.F. Tel	1,137,460,810	34.96
Luxemburgo Participações S.A.	352,730,588	10.84
FASS	331,151,534	10.18
Portugal Telecom	647,451,385	19.9
Board members	10	-
Total	3,253,524,549	100

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

(ii)     Contax’s Estimated Shareholding (in thousands of shares) after the conclusion of the operations described above:

Shareholder	Common shares	Common shares %	Preferred shares	Preferred shares %	Total	Total %
CTX Participações S.A.	17,871	72.70%	4,136	10.40%	22,007	34.20%
Portugal Telecom	0.000	0.00%	2,782	7.00%	2,782	4.30%
Outstanding shares	6,695	27.30%	32,800	82.60%	39,495	61.40%
TOTAL	24,566	100.00%	39,718	100.00%	64,284	100.00%

34.2.   Allus acquisition

On April 5, 2011, we entered into a stock purchase agreement to acquire all the then-outstanding shares issued by the Allus Group. The Allus Group was indirectly controlled by Eton Park, a global multi-disciplinary investment organization.

The Allus Group is a contact center service provider with operations in Latin America, having 22 units in Argentina, Colombia and Peru, as well as commercial activities in the United States and Spain.  The acquisition of the Allus Group represents a further development of our internationalization strategy focused on Latin America.

The transaction was approved on April 25, 2011 by the shareholders of Contax. The acquisition price to be paid for the Allus Group will range between R$307 million and R$332 million (based on the U.S. dollar to real exchange rate prevailing on the date the transaction was announced), depending on the future EBITDA performance of the Allus Group. In May, 2011, we consummated the acquisition of the Allus Group.

In 2010, the Allus Group’s net revenue was US$174 million. At the end of 2010, the Allus Group had 13.1 thousand employees and 8.5 thousand workstations.

The chart below shows our corporate structure after the acquisition of the Allus Group:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

35.      APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by Company's management and authorized for issue on June 27, 2011.