Form 20-F/A
period 2010-12-31
CONTAX HOLDING CO
filed 2011-06-30
CIK 1332750

As filed with the Securities and Exchange Commission on June 30, 2011

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

700228121.2

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

                                                                              2

700228121.2

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2010, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 27, 2011 (the “Form 20-F”).  The sole purpose of this Form 20-F/A is to amend the Form 20-F to update “Item 18. Financial Statements” by amending the amounts related to the year ended December 31, 2008 in the table of Note 6.4 on page F-36 and in the first two tables of Note 7 on page F-37 of the Form 20-F, and to change the page reference under the heading “Item 18. Financial Statements” from “F-1 through F-13” to “F-1 through F-94”.

Item 18.                 Financial Statements

See pages F-1 through F-94

1

700228121.2

SIGNATURES

                Contax Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on Form 20-F on its behalf.

.

                                                                                                                CONTAX PARTICIPAÇÕES S.A.

                                                                                                                By: /s/ Michel Neves Sarkis

                                                                                                                Name: Michel Neves Sarkis

                                                                                                                Title:  Chief Executive Officer

                                                                                                                Dated: June 30, 2011

2

700228121.2

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

CONTAX PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts in thousands of Brazilian reais - R$)

	2010	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES

Profit for the year	108,498	131,691	82,826
Adjustments to reconcile net income:
Depreciation and amortization of non-current assets	122,109	116,411	118,043
Loss (gain) on disposal of permanent assets	(6)	1,710	123
Impairment of goodwill			1,788
Contingencies and other provisions	20,913	1,874	16,401
Deferred income tax and social contribution	(2,190)	3,666	(5,002)
Monetary variation gain	(3,868)	(1,890)	(277)
Cost of stock option plan	2,689	9,995	129
Interest expenses on loans and financings	21,242	31,015	22,295
Non-controlling interest	555	(634)	3

Changes in assets and liabilities:
Accounts receivable	(34,280)	(26,351)	(17,271)
Recoverable taxes	(7,871)	(2,720)	(2,654)
Other assets	(11,955)	(10,076)	(8,588)
Payroll and related charges	25,537	15,894	38,576
Suppliers	2,862	186	4,381
Taxes payable	(7,848)	10,362	7,505
Other liabilities	4,500	28,783	16,600
Interest expenses on loans and financing	(20,483)	(31,130)	(20,105)

Net cash provided by operating activities	220,404	278,786	254,773

CASH FLOW FROM INVESTING ACTIVITIES

Investment acquisition	(20,019)	-	-
Earnings for the sale of property, plant and equipment	179	27	130
Additions to property, plant and equipment	(162,533)	(158,901)	(167,930)
Judicial deposits	(36,241)	(16,487)	(17,550)
Financial investments held to maturity	(39,497)	(26,590)
Restricted cash	(2,000)	-	-

Net cash used in investment activities	(260,111)	(201,951)	(185,350)

CASH FLOW FROM FINANCING ACTIVITIES

Payment of capital leases	(9,740)	(11,674)	(18,218)
BNDES financing	180,829	(13,332)	116,731
Payment of BNDES financing	(54,371)	-	-
BNB financing	51,000	-	-
Principal monetary variation	-	(210)	-
Dividends paid	(89,000)	(49,380)	(13,386)
Share buyback payments	(9,061)	(314)	(38,935)

Cash used in financing activiies	69,657	(74,910)	46,192

Net increase in cash and cash equivalents	29,950	1,925	115,615

Cash and cash equivalents at the beginning of the year	357,853	355,928	240,310
Cash and cash equivalents at the end of the year	387,803	357,853	355,928

Additional information:

Income tax and social contriibution paid	69,955	66,194	45,792

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

6.4.  Geographic information

The Group operates in two geographic areas: Brazil (domestic) and Argentina. The revenue from the Group’s continuing operations, resulting from external clients per geographic area is detailed as follows:

	Revenue from foreign clients
	2010	2009	2008

Brazil	2,397,309	2,161,019	1,774,728
Argentina	687	-	-
	2,397,996	2,161,019	1,774,728

CONTAX PARTICIPAÇÕES S.A.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2010, 2009 and 2008

(In thousands of Brazilian reais, except when otherwise indicated)

7.  INFORMATION ON THE NATURE OF COSTS AND EXPENSES RECOGNIZED IN THE INCOME STATEMENT

The Company reported an income statement classifying the costs and expenses based on their function. The information on the nature of these costs and expenses recognized in the income statement is presented below:

	Note	2010	2009	2008

Depreciation and amortization		122,109	116,410	118,042
Personnel expenses		1,630,212	1,400,369	1,165,992
Raw material and use and consumption materials		13,853	11,042	11,766
Third party services		196,830	182,750	139,489
Electricity		52,719	45,367	34,140
Rent and insurance		98,949	97,896	74,735
Other expenses		138,966	125,995	134,434
		2,253,638	1,979,829	1,678,598

Classified as:

Cost of services rendered	8.1	2,026,392	1,760,164	1,507,603
Selling	8.1	26,976	27,709	28,488
General and administrative	8.1	138,007	130,715	84,967
Management compensation	8.1	7,142	7,879	6,317
Financial expenses	8.4	30,681	39,922	32,597
Other operating expenses, net	8.2	24,440	13,440	18,626
		2,253,638	1,979,829	1,678,598

7.1.  Cost of services rendered and operating expenses

	2010

	Cost of services rendered	Selling	General and administrative	Total

Personnel (i)	1,535,701	12,135	79,688	1,627,524
Share-based payment (ii)	-	-	2,689	2,689
Third-party services (iii)	241,001	2,712	44,581	288,294
Depreciation/amortization (iv)	112,029	4	10,076	122,109
Rent and insurance (v)	93,062	-	5,888	98,950
Other inputs	44,599	12,125	2,227	58,951

	2,026,392	26,976	145,149	2,198,517

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